8/25

03029514

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uni President Enterprises Corp.

*CURRENT ADDRESS

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3424 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/26/03

www.uni-president.com.tw

TSE Code:1216

82-3424

AR/S
12-31-02

03 AUG 25 AM 7:21

Uni-President

2002 ANNUAL REPORT

Published on April 30, 2003

Spokesman
Name: Mr. Lin, Lung-Yi
Title: Executive Vice President
Tel: +886-6-253-2121
E-mail: lylin@mail.pec.com.tw

Acting Spokesman
Name: Su Tsung-Ming, Hung Shih-Min
Title: Assistant Vice President, Manager
Tel: +886-2-2747-8088
E-mail: tonysu@mail.pec.com.tw
simon@mail.pec.com.tw

Stock Transfer Institution
President Securities Co. Ltd., Dept. of Stock Transfer Agency
B1F. 8, Tong Hsing Road, Taipei 105, Taiwan, R.O.C.
Tel: +886-2-2746-3797
Web Site: http://www.pscent.com/tw

Independent Auditor
PriceWaterhouse Coopers
22F, 95, Ming-Chu 2nd. Rd., Kaohsiung 800, Taiwan, R.O.C.
Tel: +886-7-237-3116
Web Site: http://www.pwcglobal.com/tw

Market Location for GDRs
Luxembourg Exchange

GDRs Information
Citibank N.A., Depositary Receipts Service
Web Site: http://www.citibank.com/adr

Head Office、Branches、Sales office and General Plant

Head Office
301, Chung Cheng Rd., Yungkang City, Tainan Hsien 710, Taiwan, R.O.C.
Tel: +886-6-253-2121

Taipei Branch
11~14F. 8, Tong Hsing Road, Taipei 105, Taiwan, R.O.C.
Tel: +886-2-2747-8088

Taichung Branch / Taichung Sales Office
7, Industrial 3rd Road, Industrial Zone, Taichung 407, Taiwan, R.O.C.
Tel: +886-4-359-1158

Jiayi/Tainan Sales Office
7, Taying Village, Hsinshih, Tainan Hsien 744, Taiwan, R.O.C.
Tel: +886-6-599-1511

Kaohsiung Sales Office
3F, 301, Chi Shien 1st Rd., Kaohsiung 800, Taiwan, R.O.C.
Tel: +886-7-222-7191

Yungkang General Plant
301, Chung Cheng Rd., Yungkang City, Tainan Hsien 710, Taiwan, R.O.C.
Tel: +886-6-253-2121

Hsinshih General Plant
7, Taying Village, Hsinshih, Tainan Hsien 744, Taiwan, R.O.C.
Tel: +886-6-599-1511

Taichung General Plant
7, Industrial 3rd Rd., Industrial Zone, Taichung 407, Taiwan, R.O.C.
Tel: +886-4-359-1158

Yangmei General Plant
301, Sec. 1, Minfu Rd., Yangmei, Taoyuan Hsien 326, Taiwan, R.O.C.
Tel: +886-3-478-4143

Chungli General Plant
15, Tingning Rd., Chungli Industrial Zone, Chungli City, Taoyuan Hsuen 320, Taiwan, R.O.C.
Tel: +886-3-452-3191

Madou General Plant
No.1-30, Mataukou, Makou Village, Madou, Tainan Hsien 721, Taiwan, R.O.C.
Tel: +886-6-570-4210

Rueifang General Plant
27-3, Rueibin 2nd Rd, Rueifang Jen, Taipei Heien 224, Taiwan, R.O.C.
Tel: +886-2-2496-9413

Shinying General Plant
No.83,Gungye St., Shinying City, Tainan Hsien 730, Taiwan, R.O.C.
Tel: +886-6-637-1906

Yungkang Ice General Plant
No.1,Jing Jung Rd., Yangkang City, Tainan Hsien 710, Taiwan, R.O.C.
Tel: +886-6-233-3248

Web Site:
http://www.uni-president.com.tw

CONTENTS







REPORT TO SHAREHOLDERS

Dear shareholders,

In fiscal year 2002, we have undergone a year of global chaos. The corporate deception, international terrorist attacks and other threats have resulted in hesitant business capital spending, weak global economic recovery and the highest Taiwan's unemployment rate in decades. Furthermore, the overall economic difficulties have caused the enterprises to suffer from deflationary pressure. Although the operating condition was severe, with your full-hearted support, we have endeavored our best to achieve a consolidated group sale of NTD 205.9 billion in 2002, of which NTD 34.9 billion was attributed to Uni-President Enterprises Corp. and after-tax net income of NTD 1.51 billion.

Here are the highlights of Uni-President Enterprises Corp.'s operation at present stage:

1. Enable service sharing within a virtual group of companies

In the *"Aquarius Era"*, the value integration is the nucleus. The corporation should join the production and distribution together, coordinate products and services, and incorporate values of communities, history, cultures and general lives into operation. Meanwhile, we would actualize the beliefs of our corporate mind to vitalize the products and fortify their cultures. We would also group our businesses and affiliates together and function like a single company. These would yield greatest synergies and build up one of the world's most competitive businesses group. Metaphysically, we would take advantage of e-application; whereas physically, we would encourage intercommunication of vision, corporate culture and idea within whole group.

Presently, our food manufacturing subgroup is striving to work in collaboration with distribution subgroup in order to leverage both advantages and create a unified Group Channel. Meanwhile, we have constantly built up mechanisms of e-transformation and shared service operation. The procedural highlights include (i) the modules of OFI (Oracle finance) and OM (order management) were successfully online as scheduled; (ii) the group procurement platforms (standard office supplies, foodstuff material), reporting system (payment transactions, business trips), intercommunication network (e-mail) and VPN would all be online in a short time. Through the integrative workflow from e-application, we could establish mechanisms for resource sharing, effectively lower costs, and function professionally at each business unit and affiliate. In the future, we hope to make maximum economic benefit available, and transplant these experiences onto the businesses in Mainland China and Southeast Asia for greater global competitiveness.

2. Develop dynamic innovation and encourage value chain collaboration

As we have evidenced the phenomenon of gradually disappearing borderline among countries and increasing product selections within this global economy, we would not focus merely on price competition, rather we would weigh more efforts on dynamic innovation of differentiable premium products. To cope with the pressure of globalization and deflation, we have constantly enhanced our product qualities, encouraged research and innovation, and reduced operating cost. In addition, to escape from the constraint of deflation, we have switched our product management from supply chain base to value chain base. We would form strategic alliance with some of world's recognized corporations continuously and establish a freely open organizational platform for better supply chain management. Moreover, we are looking forward to revealing more market potentials by optimal allocation of worldwide production and distribution.

3. Extend presence in Mainland China and lay out businesses in global market

In Mainland China, we will strengthen our selling and marketing structure by expanding marketing channels, advancing marketing tactics, and penetrating market thoroughly. We will reinforce our employment training, employ local talents and localize Taiwanese managers in order to approach our consumers with more closeness. Meanwhile, we will regulate standard operating models in order to ensure consistency of all systems and organizational structures at all region. As a result, we would generate higher profit.

Globally, we have organized to establish a Southeast Asia Headquarter. In Vietnam, we have built standard production lines for each animal feed, aquatic feed, instant noodle and flour factory. This is our first comprehensive oversea

investment as well as an outpost for South Asia market. In Philippine, we have joint ventured with RFM Food Group to build an instant noodle factory, and collaborated with Philippine Seven Eleven to manage local retailing channels. In Indonesia, besides the new factory in Medan, we also plan to file a permit to launch our initial public offering. In Thailand, our beverage has become the local leading brand, and is expected to yield positive return starting this year. In the future, we will pay more attention to Central America market expansion, and gradually develop our global reputation through the marketing of "Unif" brand. Consequently, we expect to grow into a global conglomerate with footing on Taiwan, and expanding business scope worldwide.

4. Adhere to the *"Honmono"* (naturalism) for managing and forming a healthy business

Enterprises should manage their business with conscience. We should develop healthy, unpolluted, and inspiring products; then, operate towards naturalism. With the right corporate culture, the business management could be elevated into metaphysical level, as well as corporate mind and conscience. In the 21st century, the *Honmono* that centered on humanity and community services is the key to business survival. The focus of Uni-President should be repositioned from labour and technology intensive to wits and knowledge driven, from success and earnings to corporate culture and mind. Consequently, we would enhance our management from initial quantity growth to the current product innovation and quality improvement. Moreover, we follow the marketing principle of being with consumers at all time. We would not regard us as a plain food business, but the pioneer for healthy business. At this moment, we are planning an *Uni-president Group's "A Kiss to the Spirit of Future" Health Foundation*- a contribution to the series of Uni-President Cares For Your Health activities that puts our concept of *Homono* into practice.

Although we forecast 2003 an year of uncertainties, we would come together to arrive at our objective of annual sales of 733 thousand tons in provision, 21,069 thousand cases in instant food, 121,187 thousand dozens in beverage & dairy, 1,939 thousand cases in sauce & seasoning, and 48 thousand tons in frozen Food, bakery products and meat products. We sincerely hope that our beloved shareholders will continue to provide us with support and encouragement.

L to R: Chairman Wu, Shiu Chi, President Lin, Chang Sheng and Vice Chairman Kao, Chin Yen.



Chairman
WU, SHIU CHI



Vice Chairman
KAO, CHIN YEN



President
LIN, CHANG SHENG



Corporate Overview

CORPORATE PROFILE

Uni-President Enterprises Corp. was founded in Yeong Kang, Tainan on August 25, 1967. Since then, it has been contributing to the food manufacturing and exploring new businesses. During its development, it has directly or indirectly promoted the prosperity of society and growth of national economy.

Uni-President Enterprises' development process is divided into the following four phases:

Phase I: Pioneer Period (1967~1973)

Taiwan's society gradually shifted into the industrialization. Uni-president Enterprises Corp. entered the business by adopting flawless and highly efficient mass production, and expanding the Company's scale to meet the consumers' demands.

Phase II: Growth Period (1974~1982)

Taiwan's economy grew rapidly, and the consumers' purchasing power increased. Uni-President seized the chance and developed a full range of product lines to meet customers' needs, introduced the finest facilities, and learned the advanced technologies overseas in order to operate the Company with a superior managerial strategy.

Phase III: Conglomerate Period (1983~1989)

Taiwan's economy entered a commercializing and diversifying age. During this phase, Uni-President fully devoted itself to the battles of channeling, and combined the social needs with multifaceted management in order to keep the Company growing. At the same time, it also tried to explore new management models for conglomeration, and started to invest overseas.

Phase IV: Internationalization Period (1990~present)

This is a stage where the Gross National Product (GNP) broke US$10,000, the competition increased, and the domestic market saturated. Uni-President Enterprises Corp. realized that globalization was the key to overcome the growing obstacles. After the government allowed Taiwan's manufacturers to operate business in China, the Company has developed businesses in China along with some investments in other countries throughout Asian Pacific, such as Indonesia, Thailand, Vietnam, and Philippines.

Uni-President Enterprises Corp. currently has over 100 affiliates covering wide-ranging consumer products and services, and has also become a multifaceted conglomerate. Under the commitment of reaching the internationalization and the diversification, Uni-President has scheduled to joint venture with many of the world's leading companies in order to absorb international management concepts and skills. Uni-President Enterprises Corp. is heading to form one of world's largest food marketing company through China and Asia.

BUSINESS HIGHLIGHTS

In million NTD

	2002	2001	2000
Group Consolidated Revenues *	205,877	186,689	171,328
Non-Consolidated Operating Revenues	34,899	33,349	32,159
Gross Profit	8,421	8,780	9,458
Net Income	1,509	3,014	3,385
EPS(NTD) - Unretroacted	0.45	0.90	1.07
EPS(NTD) - Retroacted	0.45	0.88	0.98
Total Assets	68,617	72,163	70,802
Current Assets	7,429	9,516	6,938
Fixed Assets	14,000	14,528	14,955
Long-term Investment	45,210	45,740	46,633
Current Liabilities	6,171	6,152	6,251
Long-term Liabilities	19,059	21,840	22,052
Stockholders' Equity	41,210	42,283	41,053
Number of Shareholders	129,282	127,501	120,582
Number of Personnel (The Company)	5,224	5,453	6,066
Number of Personnel (Group)	55,084	51,462	46,971

* Group Consolidated Revenues are the operating revenues of Uni-President and its affiliates accounted by equity method, and all inter-company transactions have been eliminated.

ORGANIZATION

Organization Chart

Dec. 31, 2002

- SHAREHOLDERS MEETING
  - SUPERVISORS
- BOARD OF DIRECTORS
  - SECRETARAT OF BOARD OF DIRECTORS
- CHARMAN OF THE BOARD
- VICE-CHAIRMAN OF THE BOARD
- PRESIDENT
- EXECUTIVE VICE-PRESIDENT
  - PRESIDENT'S OFFICE
    - Marketing Planning Office
    - Corporate Planning Office
    - Secretariat Office
    - Consultant Office
    - Legal Office
    - Information Division
  - AUDIT OFFICE

ENVIRONMENT SAFETY & HEALTH OFFICE

PRODUCTION TECHNOLOGY GROUP
- General Plants
- Production Management Division
- Quality Assurance Division

CENTRAL RESEARCH INSTITUTE
- Food Product Development 1st Division
- Food Product Development 2nd Division
- Food Product Development 3rd Division
- Technology Development Division
- Reserch Management & Planning Office
- Biotechnology Research Center

ENGINEERING TECHNOLOGY GROUP
- Civil Engineering Division
- General Engineering' Office.
- Public Engineering Division

LOGISTICS GROUP
- Kaohsiung Sales Office
- Chia-Nan Sales Office
- Taichung Sales Office
- Taipei Sales Office
- Key Account Division
- Operation Management Division
- Transportation Service Division
- Normal Temp. Distribution Division

CHINA BUSINESS GROUP
- China Development Division

BEVERAGE GROUP
- Beverage Division

BAKERY GROUP
- Bakery Product Division

LOW-TEMP FOOD GROUP
- Dairy Product Division
- Frozen Food Division
- Ice Cream Novelty Division

HEALTHY FOOD GROUP
- Healthy Food Division
- Meat Product Division
- Soy Sauce and Seasoning Division

INSTANT FOOD GROUP
- Food Division
- International Division

PROVISIONS GROUP
- Foodstuff Division
- Edible Oil Division
- Flour Division
- Animal Feed Division
- Aquatic Business Division
- Livestock Tecknology Division
- Aquatic Tecknology Division

MANAGEMENT GROUP
- Administration Service Division
- Human Resources Division
- Purchasing Division

FINANCE GROUP
- Finance Division
- Treasury Division

ACCOUNTING GROUP
- Financial Planning Division
- Accounting Division

TAIPEI BRANCH
- Taipei Administration Division
- Public Affairs Division

TAICHUNG BRANCH

Division Function Description

Division	Function
Secretariat of Board of Directors	Secretarial services to the board of directors and liaison to affiliates.
Audit Office	Evaluates and audits internal control and management systems.
President's Office	
• Secretariat Office	Secretarial services to the president, liaison to affiliates and legal affairs.
• Marketing Planning Office	Management of market and product information, operational analysis, market survey, consumer behavior analysis, promotion and advertising planning project.
• Corporate Planning Office	Strategic planning reengineering, human resource, information technology, sales information and project evaluation.
• Legal Office	Deal with issues about litigation incidents and legal affairs.
• Information Division	In charge of planning, promotion, and management about information technology area.
Environment Safety and Health Office	In charge of security and sanitary management for the entire company.
Management Group	
• Administration Service Division	Management of daily affairs and stock-related services.
• Human Resources Division	Assessment of employees' performance and play renewal; planning of human resource management.
• Purchasing Division	Purchasing, planning, cost forecast, inventory management and control.
Production Technology Group	
• Production Management Division	Establishment and enforcement of TQC standards.
• Quality Assurance Division	Quality control of raw materials and finished goods.
• Yeong Kang, Hsinshih, Taichung, Chungli and Yangmei General Plants	Arrangement of production schedule, operation and safety-sanitation management.
Central Research Institute	
• Technology Development Division	Microorganism and materials use, nutritional analysis processing technology and other basic researches.
• First, Second and Third Food Product Development Division	R&D of processing techniques and new products.
• Research Management and Planning Office	Gathering information; evaluating new business and technology investments.
• Biotechnology Research Center	Conscientious goods development and clinical spread application.
Engineering Technology Group	
• General Engineer's Office	Designing production lines and equipment.
• Civil Engineering Division	Electrical and plumbing work, machinery maintenance.
• Public Engineering Division	Facilitating construction of company's building.
Accounting Group	
• Financial Planning Division	Financial forecasts, investment management and investor communications.
• Accounting Division	Accounting, taxes, property management and cost control.
Finance Group	
• Finance Division	Fund dispatch, financial planning and supervision of accounting affairs of our direct selling unit.
• Treasury Division	Fund dispatch, financial planning and accounting oversight of direct selling unit.

Division	Function
Taipei Branch	
• Taipei Administration Division	Management of Taipei area operations.
• Public Affairs Office	In charge of Public Relations and internent service matters.
China Business Group	
• China Development Division	In charge of new markets and businesses development in Mainland China.
Logistics Group	
• Transportation Service Division	Storage and shipment of raw materials goods.
• Normal Temperature Distribution Division	Distribution of all normal-temperature products.
• Key Account Division	Management of key account.
• Taipei, Taichung, Chia-Nan, and Kaohsiung Sales Office	Achieving annual sales goals though execution of sales and marketing plans, promotion of products and customer services.
• Operation Management Division	Management of retail distribution channels to better planning market development and provide full coverage of the best service to all retailers.
Provisions Group	
• Animal Feed Division	Animal Feed Series of Products production, marketing and sales.
• Flour Division	Flour Series of Products production, marketing and sales.
• Edible Oil Division	Edible Oil Series of Products R&D, production, marketing and sales.
• Aquatic Business Division	Fishery Feed Series of Products production, marketing and sales.
• Foodstuff Division	Foodstuff import, processing, marketing and sales.
• Aquatic Technology Division	Fishery Feed formula R&D and integration.
• Livestock Technology Division	Livestock production R&D and farm management technical assistance.
Instant Food Group	
• Food Division	Instant Noodle Series of Products production, marketing and sales.
• International Division	International markets development and operation management.
Beverage Group	
• Beverage Division	Beverage Series of Products production, marketing and sales.
Low-Temperature Food Group	
• Dairy Product Division	Dairy Series of Products production, marketing and sales.
• Frozen Food Division	Frozen Food Series of Products production, marketing and sales.
• Ice Cream Novelty Division	Ice Cream and Bars related Series of Products production, marketing and sales.
Healthy Food Group	
• Healthy Food Division	Health Food Series of Products production, marketing and sales.
• Meat Product Division	Meat Products production, marketing and sales.
• Soy Sauce and Seasoning Division	Soy Sauce and Seasoning Products production, marketing and sales.
Bakery Group	
• Bakery Division	Bakery Products production, marketing and sales.
Taichung Branch	In charge of internal communication, resource integration, monitoring tasks, and public relationship nearby.

Directors and Supervisors

Dec. 31, 2002

Title	Name	Date Elected	Term (Years)	Shareholding when Elected		Current Shareholding		Spouse & Minor Shareholding		Education	Current Position with Other Company	Managers, Directors and Supervisors are Spouse or within 2 Degrees of Consanguinity Each Other			Remuneration in Year 2002 (NTD)
				Shares	%	Shares	%	Shares	%			Title	Name	Relation	
Chairman	Giant Attempt Ltd. (Representative: Wu, Shiu Chi)	2001.6.1	3	30,090,824	0.95	30,320,314	0.88	-	-	Honorary Ph. D. (Management)	1.Chairman of Prince Housing & Development Corp. 2.Managing director of Nantex Industry Ltd.	Director	Wu, Ping Chih	Son	7,541
Vice Chairman	Kao Chyuan Inv. Co (Representative: Kao, Chin Yen)	2001.6.1	3	44,338,905	1.40	49,921,359	1.45	-	-	Honorary Ph. D. (Law)	Note	Vice President	Lo, Chih Hsien	Son-in law	6,101
Managing Director	Cheng, Kao Huei	2001.6.1	3	19,433,655	0.62	20,201,054	0.59	6,454,837	0.19	Tainan Senior Commercial High School	Note	-	-	-	6,101
Director & President	Lin , Chang Sheng	2001.6.1	3	27,284,687	0.86	29,703,931	0.86	2,068,319	0.06	National Cheng Kung University	Note	-	-	-	4,067 3,744
Director	Liu, Hsiu Jen	2001.6.1	3	58,697,115	1.86	52,075,709	1.51	-	-	Honorary Ph. D. Lincoln University	1. Chairman of So An Co., Ltd. 2. Chairman of San Shi Inv. Corp.	-	-	-	4,067
Director	Hou, Po Ming	2001.6.1	3	83,101,089	2.63	87,218,498	2.53	-	-	Chinese Culture University	President of Tainan Spinning Co., Ltd.	-	-	-	4,067
Director	Wu, Ping Chih	2001.6.1	3	29,127,823	0.92	29,777,756	0.87	2,192,582	0.06	University of Southern California (M.D.)	President of President Global Corp.	Chairman	Wu, Shiu Chi	Father	4,067
Director	Wu, Ying Jen	2001.6.1	3	8,022,861	0.25	7,180,677	0.21	1,057,434	0.03	Tunghai University	1. Supervisor of Shin Ocean Enterprises Co., Ltd. 2.Supervisor of Shin Ho Shing Inv. Co., Ltd.	-	-	-	4,067
Director	San Hsin Spinning Co. (Representative: Wu, Chung Ho)	2001.6.1	3	19,457,644	0.62	18,680,649	0.54	-	-	Fu Jen Catholic University	President of San Hsin Spinning Co. Ltd.	-	-	-	4,067
Director	Hou Su, Ching Chien	2001.6.1	3	38,041	-	41,532	-	107,595,730	3.13	Kaohsiung Medical University	Supervisor of Tainan Spinning Co., Ltd.	-	-	-	4,067
Director	Joe J.T.Teng	2001.6.1	3	3,001,519	0.10	3,277,058	0.10	-	-	MBA, UC Berkley	Vice President of President Capital Management Co.	-	-	-	2,473
Supervisor	Chen, Kao Keng	2001.6.1	3	26,542,935	0.84	28,464,576	0.83	-	-	National Taipei University of Technology	1.Director of Prince Housing & Development Corp. 2.Supervisor of Tainan Spinning Co., Ltd.	-	-	-	3,051
Supervisor	Chau Chih Inv.,Co. (Representative: Kuo, Peng Chih)	2001.6.1	3	8,078,400	0.26	8,819,997	0.26	-	-	National Taiwan University	Assistant Vice President of President Construction Corp.	-	-	-	3,051

* Shareholding by Nominee Arrangement: None.

* Directors, Supervisors who have ever hold positions in the auditor's Agency or its affiliated companies: None.

Note:

Kao, Chin Yen

Current Position with Other Affiliated Enterprises: Please refer to page 85 to 105.

Current Position with Other Company:

Chairman of:	Mospec Semiconductor Corp. TTET Union Corp. President Investment Corp. Grand Commerical Bank. Guang Dan Commodity Corp. Scino Pharm Taiwan Ltd. G-Advanced Semiconductor Techology Co.,Ltd. Synersy Scientech Corp. Scino Pham Biochemical Technology Co.,Ltd. Latin American Development Co., Ltd. Kao Chyuan Inv. Co. PRCC(Bermuda) I,Ltd.
Vice Chairman of:	Chongqing Carrefour Hypermarket Chainstore Co.,Ltd. Jiafu (Tianjin) International Trading Co., Ltd.
Director of:	Han Tech Venture Capital Corporation. CDIB & Partners Investment Holding Corp. Tonpal Optoelectronics Inc. PK Venture Capital Corp. Presitex Co., Ltd. Unisebaco S.A. Global strategic Investment Inc. Presitex. Corp., S.A UNI-Home Tech Corp

Cheng, Kao Huei

Current Position with Other Company:

Chairman of:	Nantex Industry. Ltd., Joyful Holding Company.
Vice Chairman of:	Tainan Spinning Co., Ltd. Grand Bills Corp. Universal Venture Capital Investment Corp.
Director of:	Grand commercial Bank. Scino Pharm Taiwan Ltd. President National Development Corp.

Lin , Chang Sheng

Current Position with Other Affiliated Enterprises: Please refer to page 85 to 105.

Current Position with Other Company:

Chairman of:	Presicarre Corp. Allianz President General Insurance Co., Ltd. Qware System & Services Corp. Copres Corporation. Presitex Co., Ltd. Guangzhou President Supermarket Co., Ltd. Presiclerc Ltd. Zhuhai Kirin President Brewery Co.,Ltd.
Vice Chairman of:	Tonpal Optpelectronics Inc. Ningbo Malting Co., Ltd.
Director of:	Ztong Yee Industrial Co., Ltd. Mospec Semiconductor Corp. TTET Union Corp. President Investment Corp. Prince Housing Development Corp. Sino-Aerospace Investment Corp. Latin America Development Co., Ltd. PK Venture Capital Corp. Tong Ting Gas Corporation Taiwan Genome Sciences, Inc. Synersy Scientech Corp. Kanh Na Hsiung Enterprise Co., Ltd. Swenc Technology Co., Ltd. G-Advanced Semiconductor Technology Corp. Hontung Venture Capital Co., Ltd. Dayeh Takashimaya Department Store Inc. Chongqing Carrefour Hypermarket Chainstore Co., Ltd. Jiafu (Tianjin) International Trading Co., Ltd. Ever Splendor Electrics (Shenzhen) Co., Ltd. Xiang Lu Industrie Ltd. Xiang Lu Petrochemicals (Xiamen) Co., Ltd. Ztong Yee (Tianjin) Industrial Co. Kuan Tang Industrial Harbor Corp. Uni-Splendor Corp. Prospect Top Developments Ltd. PRCC (Bermuda), Ltd. Outlook Investment PTE LTD. eASPNet Taiwan Inc. Unisebaco S.A Presitex. Corp., S.A

Major Shareholders of Uni-President's Juridical Person Shareholders

Dec. 31, 2002

Name	Major Shareholders of the Juridical Person
Giant Attempt Ltd.	Wu Shiu Chi, Wu Wei Te, Wu Chien Te, Wu Ping Chih, Wu Ping Yuan, Huang Su Mei, Tseng Chao Mei, Chang Ta Inv. Co., Chang Hsin Hsiung, Wu Ching Mei
Kao Chyuan Inv. Co.	Kao Chin Yen, Kao Lai Huan, Kao Hsiu Ling, Lo Chih Hsien, Kao Cheng Jung, Kao Chiang Hou, Kao Cheng Hsien, Kao Te Hsiung, Kao Chun Chen, Kao Chi Cheng
San Hsin Spinning Company	Wu Chung Cheng, Wu Chung Chien, Wu Man Hui, Wu Pao Hui , Wu Chung Ho, Young Yun Inv. Co., Wu Thun Chih Charitable Foundation, Young Chien Inv. Co., Young Hui Inv. Co., Young Ho Inv. Co., Young Lun Inv. Co.,
Chau Chih Inv. Co.	Kuo Hung Ji, Kuo Peng Chih, Kuo Jing Chung

Information of Directors and Supervisors

Name \ Terms	Over five years of experience in business, finance, legal or areas required by the Company	Criteria (Note) 1	2	3	4	5	6	7	Note
Giant Attempt Ltd. (Representative: Wu, Shiu Chi)	√	√			√	√	√		
Kao Chyuan Inv. Co. (Representative: Kao, Chin Yen)	√								
Cheng, Kao Huei	√		√	√				√	
Lin , Chang Sheng	√		√	√				√	
Liu, Hsiu Jen	√			√	√			√	
Hou, Po Ming	√	√		√				√	
Wu, Ping Chih	√			√	√		√	√	
Wu, Ying Jen	√	√	√	√	√	√	√	√	
San Hsin Spinning Co. (Representative: Wu, Chung Ho)	√		√	√	√				
Hou Su, Ching Chien	√	√	√	√	√		√	√	
Joe J.T.Teng	√	√	√		√	√		√	
Chen, Kao Keng	√	√	√		√	√	√	√	
Chau Chih Inv.,Co. (Representative: Kuo, Peng Chih)	√	√	√	√	√	√	√		

Note: Mark "√" to indicate meeting conditions specified below:

(1) Not an employee of the Company, nor a director, supervisor or employee of affiliated companies.

(2) Not a natural person shareholder directly or indirectly owning more than 1% of the Company's outstanding shares, nor one of the Company's top ten natural person shareholders.

(3) Neither a spouse nor first or second degree relative to any person specified in the above two statements.

(4) Not a director, supervisor or employee of a shareholder of juridical person of the Company directly or indirectly owning more than 5% of the Company's outstanding shares nor one of the Company's top five shareholders of juridical person.

(5) Not a director, supervisor, manager or shareholder holding more than 5% of the outstanding shares of certain companies or institutions that have financial or business relationship with the Company.

(6) Not an owner, partner, director, supervisor, manager of any sole proprietor, partnership, company or institution and his/her spouse, or the specialist and his/her spouse, that provides finance, commerce, legal consultation and services to the Company or affiliated companies within one year.

(7) Not a juridical person or its representative as defined in Article 27 of Company Law.

Information of Management Team

Dec. 31, 2002

Title	Name	Date Effective	Shareholding		Spouse & Minor Shareholding		Education & Experience (Note2)	Current Position with other Company	Managers are Spouse or within 2 Degrees of Consanguinity Each Other			Remuneration & Bonus of President and Vice Presidents in Year 2002 (NTD)	Number of Employee Stock Option Granted
			Shares	%	Shares	%			Title	Name	Relation		
President	Lin, Chang Sheng	1989.7.1	29,703,931	0.86	2,068,319	0.06	National Cheng Kung University	Note4	-	-	-	Total amount for the President and Vice Presidents: 23,978 thousand NTD (Note3)	None
Executive Vice President	Lin, Lung Yi	2001.2.3	1,093,223	0.03	1,036,035	0.03	National Cheng Kung University	Note4	-	-	-		None
Vice President	Lo, Chih Hsien	2002.3.1	2,591,598	0.08	54,888,946	1.60	MBA, UCLA	Note4	Vice Chairman	Kao, Chin Yen	Father-in-law		None
Vice President	Hung, Pao Chau	1995.9.1	16,516	-	740	-	National Chung Hsing University	Note4	-	-	-		None
Vice President	Yang, Chao	2002.3.1	10,817	-	-	-	National Cheng Kung University	Note4	-	-	-		None
Vice President	Lee, Hua Yang	2002.3.1	-	-	61,141	-	Tohoku University, JAPAN	Note4	-	-	-		None
Vice President	Huang, Xian Yan	2002.3.1	40,681	-	110,392	-	MS., Baker University	Note4	-	-	-		None
Vice President	Lin, Tsong Ming	2002.3.1	-	-	-	-	National Chung Hsing University	Note4	-	-	-		None
Vice President	Yen, Po Rong	2002.3.1	1,846,713	0.05	-	-	Aletheia University	Note4	-	-	-		None
Vice President	Chung, Chin Tson	2002.3.1	135,849	-	87,864	-	Soochow University	Note4	-	-	-		None
Assistant Vice President	Yang, Ming Chin	2002.3.1	195,611	-	60,950	-	Pei Men High School	Note4	-	-	-		None
Assistant Vice President	Tsai, Kuei Jung	1996.3.1	56,641	-	-	-	National Chung Hsing University	Note4	-	-	-		None
Assistant Vice President	Wang, Hao Tang	1995.9.1	353,949	0.01	-	-	National Cheng Kung University	Note4	-	-	-		None
Assistant Vice President	Chen, Jing Hao	2002.3.1	-	-	-	-	Yuanlin Senior A&M High School	Note4	-	-	-		None
Assistant Vice President	Lin, Mao Shiung	2002.3.1	359,824	0.01	6,180	-	National Cheng Kung University	Note4	-	-	-		None
Assistant Vice President	Hsieh, Chih Peng	1995.9.1	-	-	-	-	National Chung Hsing University	Note4	-	-	-		None
Assistant Vice President	Chen, Qian Chang	2000.2.1	-	-	45,359	-	Chinese Culture University	Note4	-	-	-		None
Assistant Vice President	Yang, Fu Shang	2002.3.1	199,493	-	359,507	0.01	National Chung Hsing University	Note4	-	-	-		None
Assistant Vice President	Lee, Hong Bin	2002.3.1	-	-	-	-	Fu Jen Catholic University	Note4	-	-	-		None
Assistant Vice President	Yang, Wen Lung	1996.3.1	-	-	-	-	National Chung Hsing University	Note4	-	-	-		None
Assistant Vice President	Wu, Chung Sung	1997.4.8	-	-	84,277	-	MBA, Oklahoma State Universit	Note4	-	-	-		None
Assistant Vice President	Chen, Rui Sheng	1996.3.1	-	-	-	-	Tainan Senior Agricultural High School	Note4	-	-	-		None
Assistant Vice President	Su, Tsung Ming	2000.8.1	-	-	-	-	MBA, Iowa State University	Note4	-	-	-		None
Assistant Vice President	Yin, Chien Li	2001.12.1	124,189	-	1,236	-	National Chung Hsing University	Note4	-	-	-		None

Note 1: Shareholding by Nominee Arrangement: None.

Note 2: Managers who have ever hold positions in the auditor's Agency or its affiliated companies: None.

Note 3: In addition, the Company pays President Tokyo Corp. 421 thousand NTD per month on average to rent 10 sedans for the use of president and vice presidents.

Note 4:
Position with other Company (which is not included in affiliated enterprises):

Lin, Chang Sheng: Please refer to page 11.

Lin, Lung Yi:
Vice Chairman of: RFM President Land Corp.
Director of: Prince Housing Development Corp. Grand Commercial Bank
Supervisor of: Mospec Semiconductor Corp. Presicarre Corp. Ztong Yee Industrial Co., Ltd. Grang Bills Finance Corp. Scino Pharm Taiwan Inc. Tonpal Optoslsctronics Co., Ltd. Sicno Pham Biochemical Technology Co., Ltd. Ztong Yee(Tianjin) Industrial Co., Ltd. UNI-Home Tech Corp. PT ABC. President Enterprises Indonesia.

Lo, Chih Hsien:
Director of: President Investment Trust Corp. Xiang Lu Petrochemicals(Xiamen) Co., Ltd.
Supervisor of: Kao Chyuan Inv. Co.

Yang, Chao:
Supervisor of: TTET Union Corp.

Huang, Xian Yan:
Chairman of: Atech System Integrated Co. Ltd.
Director of: Qware Systems & Services Corp. Bank Pro E-Serrice Techology. eASPNet Taiwan Inc.

Hsieh, Chih Peng:
Director of: President Securities Corp.

Chung, Chin Tson:
Director of: Chinese Products Promotion Center. Allianz President Life Insurance Co., Ltd.

Su, Tsung Ming:
Supervisor of: Grand Commerical Bank

Yin, Chien Li:
Supervisor of: President Investment Trust Corp. Allianz President General Insurance Co., Ltd.

Position with other affiliated enterprises: Please refer to page 85 to 105.

Information on Net Change in Shareholding and Net Change in Shares Pledged by Directors, Supervisors, Managers and Shareholders of 10% Shareholdings or More.

Unit: Share

Title	Name	2002 Net Change in Shareholding	2002 Net Change in Shares Pledged	As of Apr. 30, 2003 Net Change in Shareholding	As of Apr. 30, 2003 Net Change in Shares Pledged
Chairman	Giant Attempt Ltd. (Representative: Wu, Shiu Chi)	(611,739)	-	(350,000)	-
Vice Chairman	Kao Chyuan Inv. Co (Representative: Kao, Chin Yen)	1,454,020	-	-	-
Managing Director	Cheng, Kao Huei	588,380	-	-	-
Director & President	Lin , Chang Sheng	865,163	-	-	-
Director	Liu, Hsiu Jen	1,516,768	-	-	-
Director	Hou, Po Ming	(868,656)	-	-	-
Director	Wu, Ping Chih	(1,097,736)	-	-	-
Director	Wu, Ying Jen	(678,855)	-	(300,000)	-
Director	San Hsin Spinning Co. (Representative: Wu, Chung Ho)	(1,269,273)	2,000,000	(324,000)	-
Director	Hou Su, Ching Chien	1,209	-	-	-
Director	Joe J.T.Teng	95,448	-	-	-
Supervisor	Chen, Kao Keng	329,065	-	-	-
Supervisor	Chau Chih Inv.,Co. (Representative: Kuo, Peng Chih)	256,893	-	-	-
Executive Vice President	Lin, Lung Yi	(44,159)	-	-	-
Vice President	Lo, Chih Hsien	(1,216)	-	-	-
Vice President	Hung, Pao Chau	5,481	-	-	-
Vice President	Yang, Chao	-	-	-	-
Vice President	Lee, Hua Yang	-	-	-	-
Vice President	Huang, Xian Yan	1,184	-	-	-
Vice President	Lin, Tsong Ming	-	-	-	-
Vice President	Yen, Po Rong	63,787	-	-	-
Vice President	Chung, Chin Tson	4,000	-	-	-
Assistant Vice President	Yang, Ming Chin	5,697	-	-	-
Assistant Vice President	Tsai, Kuei Jung	1,649	-	14,000	-
Assistant Vice President	Wang, Hao Tang	(33,691)	-	-	-
Assistant Vice President	Chen, Jing Hao	-	-	-	-
Assistant Vice President	Lin, Mao Shiung	10,480	-	-	-

Title	Name	2002 Net Change in Shareholding	2002 Net Change in Shares Pledged	As of Apr. 30, 2003 Net Change in Shareholding	As of Apr. 30, 2003 Net Change in Shares Pledged
Assistant Vice President	Hsieh, Chih Peng	-	-	-	-
Assistant Vice President	Chen, Qian Chang	-	-	-	-
Assistant Vice President	Yang, Fu Shang	25,810	-	-	-
Assistant Vice President	Lee, Hong Bin	(18,910)	-	-	-
Assistant Vice President	Yang, Wen Lung	-	-	-	-
Assistant Vice President	Wu, Chung Sung	-	-	-	-
Assistant Vice President	Chen, Rui Sheng	-	-	-	-
Assistant Vice President	Su, Tsung Ming	-	-	-	-
Assistant Vice President	Yin, Chien Li	3,617	-	10,000	-

Shares Transfer to Related Party

Name	Reason of Transfer	Date of Transaction	Transferee	Relationship between Transferee and Directors, Supervisors, Managers & Shareholders with 10% Shareholdings or More	Shares	Price of Transaction
Wu, Shiu Chi	Grant	2002.03.21	Wu, Chien-Te	Son	150,000	12.90
Wu, Ying Jen	Grant	2002.04.04	Wu, Chieu Yen Chiou	Wife	278,000	14.35
Wu, Chung Ho	Grant	2002.04.29	Huang, Li Fang	Wife	60,000	13.60
Wu, Chung Ho	Grant	2002.04.29	Wu, Andy John	Son	40,000	13.60
Wu, Chung Ho	Grant	2002.04.29	Wu, Sandy Joan	Daughter	20,000	13.60
Kao, Chin Yen	Grant	2002.07.12	Lin, Han Di	Grandson	79,000	12.40
Wu, Ying Jen	Grant	2002.07.04	Huang, Shu Ming	Nephew	90,000	12.55
Wu, Ying Jen	Grant	2002.07.04	Wu, Boo Liang	Nephew	180,000	12.55
Lin, Lung Yi	Grant	2002.07.04	Lin, Tsung Han	Son	76,000	12.55
Lo, Chih Hsien	Grant	2002.12.03	Lin, Han Di	Relatives by affinity	79,000	11.25

Shares Pledge with Related Party: None.

Total Percentage of Ownership of Investees

Unit: Share/%

Investees	Investments by the Company		Investments from Directors, Supervisors, Managers, and Directly or Indirectly Controlled Businesses		Total Investments	
	Shares	Percentage of Ownership (%)	Shares	Percentage of Ownership (%)	Shares	Percentage of Ownership (%)
President Global Corp.	500,000	100.00	-	-	500,000	100.00
President International Trade & Investment Corp.	45,012,200	100.00	-	-	45,012,200	100.00
President Baseball Team Corp.	30,000	100.00	-	-	30,000	100.00
President Entertainment Corp.	63,966,401	61.80	39,533,599	38.20	103,500,000	100.00
Tone Sang Construction Corp.	19,800,000	100.00	-	-	19,800,000	100.00
Kai Yu Investment Co., Ltd.	320,000,000	100.00	-	-	320,000,000	100.00
Cayman President Holdings Ltd.	118,060,000	100.00	-	-	118,060,000	100.00
Tung Yuan Corp.	19,800,000	100.00	-	-	19,800,000	100.00
President Fair Development Corp.	150,000,000	42.86	200,000,000	57.14	350,000,000	100.00
Uni-President Organics Corp.	6,200,000	51.67	5,800,000	48.33	12,000,000	100.00
Uni-President Cold Chain Corp.	6,521,090	20.00	26,084,362	80.00	32,605,452	100.00
President Transnet Corp.	18,000,000	20.00	72,000,000	80.00	90,000,000	100.00
Pcyber.com. Co., Ltd.	6,500,000	100.00	-	-	6,500,000	100.00
Uni-President Dream Parks Corp.	3,100,000	100.00	-	-	3,100,000	100.00
Kai Nan Investment Co., Ltd.	60,000,000	100.00	-	-	60,000,000	100.00
Uni-President Oven Bakery Corp.	7,200,000	40.00	10,800,000	60.00	18,000,000	100.00
Uni-President Glass Industrial Co., Ltd.	36,000,000	100.00	-	-	36,000,000	100.00
Nanlien International Corp.	99,999,380	99.99	-	-	99,999,380	99.99
President Coffee Corp.	8,910,000	45.00	9,900,000	50.00	18,810,000	95.00
President Pharmaceutical Corp.	10,640,494	53.74	6,614,568	33.41	17,255,062	87.15
Mech-President Corp.	6,600,000	20.00	20,774,890	62.95	27,374,890	82.95
President Natural Industrial Corp.	8,981,998	74.85	-	-	8,981,998	74.85
President Information Corp.	1,518,000	10.00	9,113,750	60.04	10,631,750	70.04
President International Development Corp.	877,500,000	58.50	153,000,000	10.20	1,030,500,000	68.70
Retail Support International Corp.	4,000,000	20.00	9,000,000	45.00	13,000,000	65.00
Ton Yi Pharmaceutical Corp.	510,000	51.00	100,000	10.00	610,000	61.00
Parabola Creative Inc.	900,000	60.00	-	-	900,000	60.00
President Nisshin Corp.	6,120,000	51.00	-	-	6,120,000	51.00
President Packaging Corp.	5,623,007	24.72	5,885,280	25.87	11,508,287	50.59
President Asian Enterprises Inc. (Preferred)	540	50.00	1	0.09	541	50.09
President Asian Enterprises Inc. (Common)	3,180	49.99	1	0.02	3,181	50.01
President Kikkoman Inc.	6,000,000	50.00	-	-	6,000,000	50.00
Aimservices Uni-President Co., Ltd.	5,000,000	50.00	-	-	5,000,000	50.00
Ton Yi Industrial Corp.	665,147,874	43.34	88,861,758	5.79	754,009,632	49.13
Presco Corp.	13,300,000	19.00	21,000,000	30.00	34,300,000	49.00

Total Percentage of Ownership of Investees (Continued)

Unit: Share/%

Investees	Investments by the Company		Investments from Directors, Supervisors, Managers, and Directly or Indirectly Controlled Businesses		Total Investments	
	Shares	Percentage of Ownership (%)	Shares	Percentage of Ownership (%)	Shares	Percentage of Ownership (%)
Tung Ho Development Co., Ltd.	36,528,026	42.18	3,190,487	3.68	39,718,513	45.87
President Chain Store Corp.	344,236,064	44.59	3,334,439	0.43	347,570,503	45.02
Eagle Cold Storage Enterprise Co., Ltd.	40,886,710	37.36	-	-	40,886,710	37.36
TTET Union Corp.	47,207,477	29.51	8,079,164	5.05	55,286,641	34.56
President Securities Corp.	302,014,364	26.48	87,363,918	7.66	389,378,282	34.14
Tonpal Optpelectronics Inc.	209,248,927	9.71	468,628,241	21.74	677,877,168	31.45
Allianz President Life Insurance Co., Ltd.	20,206,370	10.10	42,528,695	21.26	62,735,065	31.37
Mospec Semiconductor Corp.	24,384,540	30.84	48,662	0.06	24,433,202	30.90
Presicarre Corp.	74,227,904	20.50	36,208,230	10.00	110,436,134	30.50
Scino Pharm Taiwan Ltd.	65,073,750	17.59	31,247,401	8.45	96,321,151	26.03
Qware System & Services Corp.	13,474,560	24.76	546,710	1.00	14,021,270	25.76
Latin America Development Co., Ltd.	2,500,000	7.14	6,125,000	17.50	8,625,000	24.64
President Tokyo Corp.	4,200,000	21.00	500,000	2.50	4,700,000	23.50
Prince Housing Development Corp.	87,214,438	9.53	114,469,593	12.51	201,684,031	22.04
Ztong Yee Industrial Co., Ltd.	18,042,400	20.00	-	-	18,042,400	20.00
Grand Bills Corp.	78,219,035	14.46	16,195,718	2.99	94,414,753	17.46
Sino-Aerospace Investment Corp.	21,000,000	8.19	21,000,000	8.19	42,000,000	16.37
Allianz President General Insurance Co., Ltd.	14,437,000	7.22	16,500,000	8.25	30,937,000	15.47
Bank Pro E-Serrice Techology Corp.	450,000	5.00	900,000	10.00	1,350,000	15.00
President Investment Trust Corp.	480,000	1.60	3,830,000	12.77	4,310,000	14.37
The Chinese Pro. Baseball Corp.	6,000	14.29	-	-	6,000	14.29
PK Venture Capital Corp.	10,000,000	6.67	10,000,000	6.67	20,000,000	13.33
Guang Dan Commodity Corp.	1,156,944	11.57	-	-	1,156,944	11.57
President Investment Corp.	2,370,000	7.04	1,260,000	3.74	3,630,000	10.78
Grand Commerical Bank	80,033,655	4.99	78,850,814	4.91	158,884,469	9.90
New Century Info-Comm Co., Ltd.	126,800,000	2.67	295,600,000	6.22	422,400,000	8.89
Kaohsiung Rapid Transit Corp.	20,000,000	2.00	40,000,000	4.00	60,000,000	6.00
CDIB & Partners Investment Holding Corp.	27,000,000	2.48	27,000,000	2.48	54,000,000	4.95
Global Securities Finance Corp.	13,141,531	1.75	13,141,531	1.75	26,283,062	3.50
Universal Venture Capital Investment Corp.	3,800,000	3.16	-	-	3,800,000	3.16
Hantech Venture Capital Corp.	5,013,136	2.73	-	-	5,013,136	2.73
Overseas Investment & Development Corp.	1,000,000	1.11	-	-	1,000,000	1.11
Chinese Products Promotion Center	2,000	0.53	-	-	2,000	0.53

Note : The above information was recorded by Dec 31, 2002.

CAPITAL AND SHARES

Source of Capital (As of Apr. 30, 2003)

Month/ Year	Par Value (NTD)	Authorized Capital		Paid-in Capital		Remark		
		Shares	Amount (NTD)	Shares	Amount (NTD)	Sources of Capital	Capital Increased by Assets Other Than Cash	Other
May, 2002	10	3,341,986,200	33,419,862,000	3,341,986,200	33,419,862,000	Capital Decrease (Note 1)	-	
Aug., 2002	10	3,442,245,800	34,422,458,000	3,442,245,800	34,422,458,000	Retained Earnings (Note 2)	-	
Mar., 2003	10	3,424,386,800	34,243,868,000	3,424,386,800	34,243,868,000	Capital Decrease (Note 3)	-	

Note 1: Decrease capital of $56,710,000, involving in the cancellation of 5,671,000 shares of Treasury stock, which was approved under Ministry of Economic Affairs No. 09101173320 on May 22, 2002.

Note 2: Increase capital of unappropriated retained earnings, $1,002,596,000, which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No. 0910138403 on July 11, 2002.

Note 3: Decrease capital of $178,590,000, involving in the cancellation of 17,859,000 shares of Treasury stock, which was approved under Ministry of Economic Affairs No. 09201091780 on Mar. 31, 2003.

Share Type	Authorized Capital			Remark
	Issued Shares	Un-issued Shares	Total	
Common Stock	3,424,386,800	-	3,424,386,800	Listed on TSE in Dec., 1987

Status of Common Share Buy-back

Instance	1st Round	2nd Round	3rd Round
Purpose	To maintain the Company's credit and shareholders' equity.	To maintain the Company's credit and shareholders' equity.	To maintain the Company's credit and shareholders' equity.
Buy-back Period	2001.10.23 ~ 2001.12.22	2002.9.30 ~ 2002.10.14	2003.04.25 ~ 2003.04.30
Price Range (NTD)	11.00 ~ 9.80	10.10 ~ 9.80	10.00 ~ 9.25
Classification and Volume (shares)	5,671,000	17,859,000	12,876,000
Amount (NTD)	58,459,000	177,751,000	125,387,000
Cancellation Volume (shares)	5,671,000	17,859,000	-
Cumulative Holding (shares)	-	-	12,876,000
Cumulated Holding as a Percentage of Total Issued Shares (%)	-	-	0.376%

Status of Shareholders

Dec. 31, 2002

Item	Government Agencies	Financial Institutions	Other Juridical Persons	Domestic Natural Persons	Foreign Institutions & Natural Persons	Total
Number of Shareholders	38	7	285	128,786	166	129,282
Shareholding (shares)	369,566,009	34,692,413	244,153,943	2,415,681,094	378,152,341	3,442,245,800
Holding Percentage (%)	10.73	1.01	7.09	70.18	10.99	100

Status of Shareholding Distributed (The Par Value for each share is $10 NTD)

Dec. 31, 2002

Class of Shareholding (Unit Share)	Number of Shareholders	Shareholding (shares)	Holding Percentage (%)
1 - 999	39,023	14,151,697	0.41
1,000 - 5,000	50,345	116,300,396	3.38
5,001 - 10,000	17,889	125,380,431	3.64
10,001 - 15,000	7,477	87,887,807	2.55
15,001 - 20,000	4,026	68,244,296	1.98
20,001 - 30,000	3,754	89,215,461	2.59
30,001 - 40,000	1,879	64,075,441	1.86
40,001 - 50,000	965	42,860,382	1.24
50,001 - 100,000	1,944	129,952,183	3.78
100,001 - 200,000	965	127,276,722	3.70
200,001 - 400,000	461	126,793,715	3.68
400,001 - 600,000	151	74,517,796	2.17
600,001 - 800,000	84	57,737,371	1.68
800,001 - 1,000,000	52	47,039,527	1.37
Over 1,000,001	267	2,270,812,575	65.97
Total	129,282	3,442,245,800	100.00

Note: 17,859,000 shares of Treasury stock, which The Company has repurchased since 2002, are not deducted.

List of Major Shareholders

Shareholder's Name	Shareholding	
	Shares	Percentage (%)
Commission on National Financial Stability Fund, The Executive Yuan	121,336,013	3.52
Hou, Po Yu	108,615,457	3.16
Hou, Po Yi	107,595,730	3.13
Directorate General of Postal Remittances and Savings Banks	92,327,033	2.68
Hou, Po Ming	87,218,498	2.53
Bureau of Labor Insurance	66,780,048	1.94
Wu, Chung Cheng	57,509,687	1.67
Kao, Lai Huan	56,372,765	1.64
Kao, Hsiu Ling	54,967,946	1.60
Liu, Hsiu Jen	52,075,709	1.51

Market Price, Net Worth, Earnings, and Dividends per Share

Unit: NTD/Share

Item	2002	2001	As of Mar. 31, 2003
Market Price Per Share			
• Highest Market Price	14.65	22.50	13.15
• Lowest Market Price	9.80	9.15	10.70
• Average Market Price	11.85	14.80	11.66
Net Worth Per Share			
• Unappropriated	11.97	12.63	12.11
• Appropriated	11.97	11.97	12.11
Earnings Per Share			
• Weighted Average Shares (Thousand Shares)	3,374,846	3,346,861	3,438,476
• Earnings Per Share - Unretroacted	0.45	0.90	0.08
• Earnings Per Share - Retroacted	0.45	0.88	0.08
Dividends Per Share			
• Cash Dividends	- (Note 4)	0.60	-
• Stock Dividends			
• Dividends from Retained Earnings	- (Note 4)	0.30	-
• Dividends from Capital Reserve	- (Note 4)	-	-
• Accumulated Unappropriated Dividends	-	-	-
Return on Investment			
• Price /Earning Ratio (Note 1)	26.33	16.44	-
• Price / Dividend Ratio (Note 2)	- (Note 4)	24.67	-
• Cash Dividend Yield Rate (Note 3)	- (Note 4)	4.05%	-

Note 1: Price / Earning Ratio = Average Market Price / Earnings Per Share

Note 2: Price / Dividend Ratio = Average Market Price / Cash Dividends Per Share

Note 3: Cash Dividend Yield Rate = Cash Dividends Per Share / Average Market Price

Note 4: Pending shareholders' meeting resolution.

Dividend Policy and Implementation Status

Dividend Policy

Since the business environment has been changing enormously, and Uni-President is experiencing the steadily growth, the annual earnings distribution should be considered in terms of future capital budget, long-term investment, and business funding needs, etc. in order to determine the amount to be retained or distributed as stock dividend or cash dividend.

If there are earnings for distribution at the end of each fiscal year, after offsetting any loss of prior year(s) and paying all taxes and dues, 10% of the remaining net earnings shall be set aside as legal reserve, then would be appropriated as special reserve in accordance with Securities Exchange Law. The remaining net earnings can be distributed together with prior accumulated unappropriated retained earnings. The Board of Directors will consider the factors that were mentioned above to make the dividend distribution proposal. The dividend should be set in the range from 50% to 100% of the accumulated unappropriated retained earnings. Normally, 50% of stock dividend and 50% cash dividend combination is the case, but such combination is adjustable. Therefore, the dividends could be distributed in accordance with the resolution which is approved by the Board of Directors and the Annual Shareholders' Meeting. The amount of annual net earnings, after tax payment and all the above mentioned reserves are appropriated, can be distributed by the Company; in which 2% of such earnings is fixed for Directors' and Supervisors' remuneration, and not less than 0.2% for employees' bonus.

Proposed Distribution of Dividend

The proposal for distribution of 2002 profits was adopted at the Meeting of the Board of Directors as follows:

Cash dividends:

Cash dividends of NTD 0.35 per share will be distributed. The execution date for such distribution will be announced after the approval of General Meeting of Shareholders.

Stock dividends:

None

Impacts of Stock Dividends on Operation Results and EPS: Not applicable.

Employee Bonus and Directors' and Supervisors' Remuneration

1. Information of Employee Bonus and Directors' and Supervisors' Remuneration in the Articles of Incorporation:

If there are earnings for distribution at the end of each fiscal year, after offsetting any loss of prior year(s) and paying all taxes and dues, 10% of the remaining net earnings shall be set aside as legal reserve, then would be appropriated as special reserve in accordance with Securities Exchange Law. The remaining net earnings can be distributed together with prior accumulated unappropriated retained earnings. The Board of Directors will consider the factors that were mentioned above to make the dividend distribution proposal. The dividend should be set in the range from 50% to 100% of the accumulated unappropriated retained earnings. Normally, 50% of stock dividend and 50% cash dividend combination is the case, but such combination is adjustable. Therefore, the dividends could be distributed in accordance with the resolution which is approved by the Board of Directors and the Annual Shareholders' Meeting. The amount of annual net earnings, after tax payment and all the above mentioned reserves are appropriated, can be distributed by the Company; in which 2% of such earnings is fixed for Directors' and Supervisors' remuneration, and not less than 0.2% for employees' bonus.

2. Profit Distribution of Year 2002 Approved in Board of Directors Meeting for Employee Bonus and Directors' and Supervisors' Remuneration

(1) Recommended Distribution of Employee Bonus and Directors' and Supervisors' Remuneration: (In thousand NTD)

Employee Cash Bonus	$95,492
Employee Stock Bonus	$0
Directors' and Supervisors' Remuneration	$23,873
Total	$119,365

(2) Percentage of Recommended Employee Stock Bonus to Capitalization of Earnings: None.

(3) Recounted EPS after Recommended Distribution of Employee Bonus and Directors' and Supervisors' Remuneration: (In thousand NTD)

Net Income	$1,508,760
Employee Bonus and Directors' and Supervisors' Remuneration	$(119,365)
Adjusted Net Income	$1,389,395
Weighted Average Number of Outstanding Shares in 2002 (In thousand shares)	3,374,846
Recounted EPS (NTD)	$0.41

3. Information of 2001 Earnings Set Aside to Employee Bonus and Directors' and Supervisors' Remuneration:

Distribution of 2001 Earnings (In thousand NTD)

Stock Dividends	$1,002,596
Cash Dividends	$2,005,192
Directors' and Supervisors' Remuneration	$54,779
Employee Bonus	$164,337

The actual distribution of employee bonus and directors' and supervisors' remuneration above is parallel with the recommended resolution of Board of Directors.

ISSUANCE OF CORPORATE BONDS

Issuance		Corporate Bond
Issue Date		January 28, 2003
Face Value		NTD$1 million
Issuance and Transaction Location		-
Issue Price		Issued at Par
Issue Size		Total amount of NTD1.8 billion is divided into five tranches, namely Tranche A: NTD500 million, Tranche B: NTD300 million, Tranche C: NTD200 million, Trahcne D: NTD400 million, Tranche E: NTD400 million.
Coupon rate		Tranche A, B and D: 3.950% minus six-month LIBOR p.a., subject to a floor of 0%. Tranche C and E: 3.951% minus six-month LIBOR p.a., subject to a floor of 0%. The interest is payable in arrears every six months, commencing on July 28, 2003.
Maturity		January 28, 2008 (5 years)
Guarantor		Tranche A: The International Commercial Bank of China. Tranche B and C: Chang Hwa Commercial Bank, Ltd. Tranche D and E: Bank of Taiwan
Trustee		Grand Commercial Bank
Underwriter		None
Legal Counsel		Young & Yen, Attorneys at Law
Auditor		Price Waterhouse Coopers
Repayment method		Tranche A: 1st repayment of NTD150 million on January 28, 2006. 2nd repayment of NTD150 million on January 28, 2007. Final repayment of NTD200 million on January 28, 2008. Tranche B, C, D and E will mature on January 28, 2008.
Outstanding		NTD1.8 billion
Redemption or Early Repayment Clause		None
Restrictions		None
Credit Rating		None
Other rights of Bondholders	Amount of Converted or Exchanged Common Shares, ADRs or Other Securities as of Printing Date	None
	Conversion Right	None
Dilution Effect and Other Adverse Effects on Existing Shareholders from Bond Issuance, Conversion and Trading		None
Custodian		None

ISSUANCE OF GLOBAL DEPOSITORY RECEIPTS (GDRs)

Issuing Date		Nov. 24, 1992
Issuance & Listing		Luxembourg
Total Amount (USD)		82,426,348
Offering Price per GDR (USD)		16.51
Units Issued		4,992,510
Underlying Securities		Common Share From Right Issue
Common Share Represented		49,925,100
Rights and Obligation of GDR Holders		Same as those of Common Share Holders
Trustee		Citibank, N. A. Taipei Branch
Depositary Bank		Citibank, N. A. Taipei Branch
Custodian Bank		Citibank, N. A. New York
GDRs Outstanding (Note)		621,688
Apportionment of expenses for the Issuance and the maintenance		All fees and expenses related to the issuance of GDRs were borne by issuer while the maintenance expenses were borne by the GDRs' holders
Terms and Conditions in the Deposit Agreement and the Custody Agreement		Please See the Deposit Agreement and the Custody Agreement for Details
Closing Price per GDR (USD)		
2002	Highest	4.13
	Lowest	2.81
	Average	3.51
Jan.01, 2003 ~ Apr.30, 2003	Highest	3.81
	Lowest	2.72
	Average	3.30

Note: Uni-President has in aggregate issued 6,222,862 GDRs since 1992, which, if taking into consideration of stock dividend distributed over the period, would amount to 11,215,372 GDRs.

As of April 30, 2003, total number of outstanding GDRs was 621,688 after 10,593,684 GDRs were redeemed.

PREFERRED SHARES, EMPLOYEE STOCK OPTION, MERGERS AND ACQUISITIONS: None



Operation Highlights

BUSINESS ACTIVITIES

Scope of Business

Groups	Range of Business	Division	Revenue Ratio
Provisions Group	Manufacturing and marketing of animal feeds, aquatic feeds, edible oils, flour and livestock.	Foodstuff Division	8.58%
		Animal Feed Division	8.33%
		Aquatic Business Division	2.24%
		Edible Oil Division	7.23%
		Flour Division	2.66%
Instant Food Group	Manufacturing and marketing of instant noodle, rice noodle.	Food Division	11.59%
Beverage Group	Manufacturing and marketing of soft drinks.	Beverage Division	16.18%
Low-Temperature Food Group	Manufacturing and marketing of dairy products, frozen foods and ice product.	Dairy Product Division	26.43%
		Frozen Food Division	1.80%
		Ice Cream Novelty Division	0.86%
Healthy Food Group	Healthy foods, meat products, canned pickles, seasoning products.	Healthy Food Division	1.52%
		Meat Product Division	2.31%
		Soy Sauce & Seasoning Division	2.89%
Bakery Group	Manufacturing and marking of Breads, toasts and cakes products.	Bakery Division	6.39%
Others			0.99%

Research and Development

Expenditure of Central Research Institute

In thousand NTD

Year	2002	2001	As of Apr. 30, 2003
Total Expenditure	293,611	285,499	99,880

Achievements of Central Research Institute

Year	2002	2001	As of Apr. 30, 2003
Number of New Products Introduced	169	106	50
Number of Research Papers	263	212	82
Patents			
• Approved	1	0	0
• Pending	1	4	6
Number of Critical Self-developed Technology	15	22	4
Number of Technological Alliance or New Technology Introduction	17	12	2
Number of Critical Qualities Improved	3	9	2
Cost Down (in thousand NTD)	109,850	60,590	5,210

The three essential guidelines of a healthy diet that Uni-President continues to lead the consumers and products are:

* Functional: AB drinking yogurt, Oligo-saccharides beverage, and DHA dried shredded fish.
* Healthy: nutritious food such as and traditional favorites such as Four-herb Essence of Chicken that could serve both as food and medicine.
* Natural: natural and healthy grain powder such as brown rice powder and Energy Treasure Box series.

To satisfy customers' needs for healthy food, the BioScience Center of Central Research Institute (CRI) integrates three areas of expertise in healthy food, Chinese herb medicine, and gene technology and searched for functional ingredients to develop products that benefit customers. For example, Energy Treasure Box- Propolis can regulate the immune system, prevent cold, and alleviate allergy. BioScience Center helps customers fulfill the concept "prevention rather than treatment".

1. Overview of Product Development

Uni-President launched 169 new products in 2002. Sales of new products accounted for 15% of the operating revenue for the past 3 years. CRI has strove to develop creative new products over the years and successfully created many breakthrough products that are leading the market. These products include: Imperial Big Meals (retort pouch inside), chilled tea series, Health-Food certified AB drinking yogurt, "Wagamama"(Japanese flavor ramen), and nutritious milk flan series. Uni-President's innovative products not only satisfied customers' needs, but also won several Chinese Food Technology Association's Prizes.

2. Overview of Research Achievement

CRI's product categories included dairy products, beverages, instant food, meat products, ice products, flour, and edible oil. CRI helps Uni-President gradually build up its food-processing technology and core competence.

(1) Innovative research on technology for the assurance of product quality.

In order to guarantee the quality of products, CRI continuously strive on food technology development.

Selected examples are listed below:

* Sensory evaluation on off flavor of raw milk: In order to stabilize of quality of raw materials, CRI set up the procedures to control quality of dairy products.
* Stabilization of emulsification for tea and coffee products: In order to eliminate floating oil and increase the safety of the dairy products, CRI builds the technology for stabilizing emulsification.
* Production technology for sauce packs: This technology allows stock concentrate that can be stored at room temperature yet kept fresh and safe.

CRI also had great achievements in increasing the health benefits of food.

* Technology for fermented juices with live lactic acid bacteria: Uni-President implements this technology to produce healthy juice with living AB lactic acid bacteria.
* Technology for tea extraction: This technology preserves the complete functional components in tealeaves in our tea products.

Moreover, CRI has developed several analysis methods for detection of pesticide residues and measurement of nutrients to safeguard the safety of raw materials and to ensure the nutrious values of our products.

(2) Innovative food-processing technology for the increase in the production efficiency

CRI has developed several food-processing technologies and processes. These continuously refining technologies not only increase Uni-President's productivity, but also had indirect contribution to the mass-production process in the food industry.

* Kneader and low-temperature extraction methods of tea
* Sterile filling technology for PET beverages
* Technology for preserving juicy roast products
* Technology for fruit preparation
* Tunnel oven for roast products

(3) Acquisition of raw-materials technology for the minimization of production costs

To reduce the cost of raw materials, CRI customizes specification of raw materials and sets up the quality-authentication system for screening the second suppliers. Due to the above procedures, CRI helps Uni-President gain more bargain power with suppliers and break suppliers' monopoly of raw materials.

Moreover, CRI gradually develops professional abilities in flavor and packaging by creating flavor team and packaging team. As a result, the flavor team helps Uni-President switch to high concentration flavor and reduces the stock of flavorings and inventory costs. As to packaging, CRI analyzes materials of carton, discovers the optimal conditions for producing carton, and reduces the production costs of carton.

3. Research scope

(1) Modernization of Chinese food: research on food processing technology and development of new products

(2) Development and application of natural additives, environment-friendly packaging materials, and new functional ingredients.

(3) Research on microorganisms and scale up to full production for fermentation: application for winemaking, fungal fermentation fermented dairy products, fermented juice, and health food

(4) Development of fresh food processing technology for fruits and vegetables

(5) Assessment, introduction, and studies on the biotechnology, medicine, and health food.

(6) Development of general products for the global market.

MARKETS AND SALES OUTLOOK

Market Analysis

Domestic sales are accounted for 98% of the Company's Products. After considering with the operating environment and economical condition, the Company arrives at its 2003 objective of annual sales of 733 thousand tons in provisions, 21,069 thousand cases in instant food, 121,187 thousand dozens in beverage & dairy, 1,939 thousand cases in sauce & seasoning, and 48 thousand tons in frozen food, bakery products and meat products. Market analyses of major products are as follows:

Foodstuff

In response to the continuous impacts of WTO on the area of poultry & livestock imports as well as the agricultural environment changes and competition, Provisions Group conducted organization restructuring and thus Foodstuff Division was officially established in February 2002. Foodstuff Division is based on integration of business related to animal feed, livestock and poultry. Additionally, it extends to supply business of various grains, and construct market operation of foodstuff materials.

In 2002, the business target was smoothly accomplished. The revenues ratios based on ordinal sales turnover are as follows:

51% livestock feed by contract breeding

28% fresh & frozen meats

21% commercial goods of foodstuff

The business principal in 2003 is going to expand integrated efficiency of poultry feed by contract breeding and enhance sales forces in Yunlin, Chiayi & Tainan to expecedt sales growth by 10%. At the same time, it stably increases the sales of soybean, maize and imported fishmeal to pursue estimated sales growth by 10%. Moreover, in order to deal with grains liberalization of Mainland China toward WTO entry, the Foodstuff Division has conducted information gathering from international market, business analysis and case studies of global situation in advance. It has prepared to operate integrated business of imported and exported foodstuff materials across Taiwan straits.

Flour

The flour trade has become a competitive market after wheat importation was opened, the competition of its price and quality is very severe, and the market has assumed a state of complete saturation with limited space for growth. Flour is a basic material closely linked to midstream and downstream properties. Flour prices mostly depend on the cost of the material; the recent international price of wheat material went down, and influenced the price of flour.

The product sales network of the Company encompasses Taiwan, Peng-Hu, Jin-Men and Ma-Zu, at market share of 14%. If taking away the part of self-usage (instant noodles, bread section, frozen prepared food and aquatic products section), it is accounted for market share of 9%. The Company is striving to account for a 20% market share in the future, with future sales at about 500 thousand packs/month. The competitive advantages of profit are: powerful R&D, the sales lineup in market development (all sales are with baker's license) and the flour factory with steady quality.

The Company is working on two main ways of expanding domestic market share and extending exports in

future development. But because the domestic market has tended to be saturated and exportation faces policies of customs duty protection in other nations, business development faces quite a few problems. The Company is trying to develop client-specific flour and strategic alliances through international ally factories (Vietnam and Tian-Jin Factories) to breakthrough the status quo, in the hope of creating another growth for the flour section.

Animal Feeds

The Taiwanese livestock industry has been facing the issues of environmental protection and the policy of forbidding raising livestock in fountainhead area. After Taiwan's entering into the WTO, the operating cost is increasing. The meat product of the domestic livestock is facing strong competition of imported meat products.

The major products of the Company are animal feed for hogs, chickens, ducks, geese, cattle and pet food for dogs and cats. In 2002, the sales kept at the same level as last year although Taiwanese economic is still declining. The close down of U.S. Western harbor and bad weather have caused the cost of imported material to increase dramatically; as a result, it increased the capital cost of forage family. In addition to these factors, the forage family has to face operation difficulty because of the disorder of saturated meat products market. Being aware of the operation risks are relatively higher than ever, the Company takes several strategies to stabilize its operation bases by tightening its customers' credit lines and sieving out good customers. In the future, the Company will develop higher added value of refined feed and internationalizing pet food for deeply cultivating this core business.

Edible Oil

Main Products of Edible Oil Division are separated into four types and be sold mainly in Taiwan: soy bean powder at market share of 15%, oil for business at market share of 10%, edible oil for home-use at market share of 15%, and clean appliances for home-use, such as herbal clean appliances.

The operation of soybean powder is getting difficult due to the depression of animal husbandry. The needs of soybean powder is decreasing, whole fat soybean powder and soybean with high protein are replacing soybean powder rapidly. Thus the policy of business became conservative. In the aspect of oil for business, the market demand is growing stably due to the increasing trend of dining-out. The market of edible oil for home-use is saturated and the cut-price competition is very fierce. Uni-President still keeps the high market share due to its excellent brand, channel and marketing.

The orientations of edible oil will direct to Healthy & functional, Special function, and Added-flavor in the future, and will also keep high market share by taking advantages of well-known brand and marketing channels. Besides, the Company is aggressively developing edible oil as a product of second-extra work; e.g. herbal clean appliance for bowls & dishes has entered the market since March 2002, and the other appliances, such as fabric softener and tri-functional laundry detergent, are continued to be developing.

Aquatic Feeds

The decline of global economy, rising cost of raw materials and depreciation of NT dollars have strong impact on aquaculture. In fact, more and more aquaculture farmers are been forced to abandon their fish farms since this business is no longer profitable. On the other hand, the profit for exporting is also reduced by the rising price of petroleum and shipping costs. In order to cope with these threats from macro environment, ABD's (Aquatic Business Division) business strategy is to gain competitive edges among competitors by enhancing its core competence. As a result, ABD can still achieve its objectives.

However, as the prospect in the domestic market has been pessimistic, many firms have been seeking aggressive

price policy to stimulate sales on purpose of keeping their business. In order to prevent ABD's products from lowering the price, ABD emphasized on improving product quality and customer satisfaction. Moreover, ABD has been extending its business to frozen-marine food manufacture through vertical and horizontal integration, and ABD is also formulating a series of seasonal prawn feed to meet different requirements of culturing prawn.

As the market competition becomes more intensive, product life-cycle is shortened accordingly. Under this situation, enhancing the effectiveness of corporate operation, developing new market overseas and improving employee's capabilities will be the ABD's essential tasks to pursue. Looking for future perspective, ABD will focus on multiple investments to create new business opportunities for aquaculture.

Instant Noodles

In 2002, the sales volume of instant noodles market share grew 4.1%, mostly due to the growth of low-price product market. Uni-President grew 0.5% on sales volume and 1.2% on sales unit, and the growth came from low price products and new products. In 2002-Q4, Master Kang entered the market, but the Company's market share still maintained 50%. The main decline was Wagamama, of which sales decreased by 23.6%. On the contrary, the unique product Da-Bu-Tia grew 25%. The other brands slightly increased a bit. In terms of channels, supermarket channel grew 3% in all distributions, CVS and hypermarket channels stayed stable, and traditional channel decreased by 3%. As predicted, noodles war has just began since Master Kang entered Taiwan market in 2002-Q4.

In 2003, Uni-President keeps maintaining current market share and increasing profit by utilizing well-organized production plans, high profit products development, cost reduction, customer driven products development, company inside shared service, and integrated marketing strategies.

Dairy Products

Under the impact of economic recession, more and more enterprises have joined into diary market. The market has become more competitive than ever. Marketing struggle, special promotion and pricing war significantly influenced operating revenues. In 2002, the growth rate was 4.3%, and the profit was similar to that in 2001, which was especially note worthy in highly competitive market.

"Superior Milk" market has been booming in recent years in Taiwan. Uni-President has also taken a part of the market share. The related sales increased 53% in 2002. As for AB Drinking Yogurt suffering such competition and many unexpected events, the sales turned down by 15%. As for "Chilled Tea" products, it slightly lagged by 5%. However, excluding "Pure Tea" brand, the Company has had developed "Traditional Drink Tea" and "Japanese Tea" series, which has made sales of 0.11 billion. "La gauche de La Seine" is still the market leader among "Chilled Coffee" market. In 2002, "Classical La gauche de La Seine" and "winter limited flavor edition" both received good feedbacks from consumers. The sales amount of chilled coffee only slightly decreased by 0.4%. Introducing seasonal-limited series stimulated the sales of main product in desert market, Pudding, which resulted a slightly growth of 0.5%. In addition, "Big Pudding" and "Japanese Pudding" made 60 million in revenues with 7-11. New products in each category have contributed 0.68 billion in revenues in 2002, which is the reason why the total sales of dairy products remain strong growth.

The sales in each marketing channel kept positive increasing, excluding the one in traditional channels that were clashed with hypermarkets and CVS. In 2003, the Company will focus on improving the nature of traditional channels with a goal of better performance, and will keep adopting different strategies in different marketing channels.

In order to shorten supply chain and to response market more quickly, in the aspect of production, Uni-President

will continuously evolve the ShinShih plant and the YangMei plant. The Company expects that each plant can provide all kinds of products independently in the near future. Besides, in order to maintain products' quality, the Company will keep replacing old equipments and improving its producing technologies to ensure products' fresh taste and high quality.

With the stern competition in the future, the Company will do its best to satisfy customers' needs and will make its distribution system simpler and quicker. Moreover, it is important to promote OEM system so that the Company can lower manufacturing cost and pressure.

Beverage

In year 2002, the beverage division had been performaning very well. The Company was on the top position of Taiwan's domestic beverage market. "My-Shine Series" had excellent sales and kept leading position in the tea beverage market. At the same time, "Chai-Li-Won Series" were popular among consumers because of right marketing strategy and unique taste. "Chai-Li-Won Series" was quite successful while both sales numbers and brand loyalty kept rising. In the future, besides keeping current market share, the Company has to extend market channels to make the product much more visible, will keep adjusting product structure to make products with good context and niche in order to keep its superior market position.

The Company will keep enlarging the market share of Taiwan's domestic beverage products in the future and devoted itself in global brand integration. Thus, the Company can share marketing and procurement resources, reduce unnecessary waste, and lower production cost. The Company plans to develop South-Eastern Asian beverage market (Thailand, Vietnam, Indonesia, etc.) and broaden the visibility of Uni-President products in Chinese market. After Taiwan's entering to the WTO, the Company plans to seek strategic alliance with international companies and introduces international beverage brand to lighten the embedded future impact.

Frozen Foods

The market potential for Frozen Foods in Taiwan approximates NT$83 million; among which there are 70% of market shares from top five major categories: Dumplings, Chicken Nuggets, Meat/Fish Balls, Hot-pot Dumplings, and Buns. The market of Frozen Foods in Taiwan is full. Manufacturers make less profit than before so that they have to lower the price to compete with others. The whole market situation is getting worse. Due to changes of logistic issues and products' characteristics in Taiwan, following by the increasing numbers of female workers, frozen foods has developed its sales into three domain channels: Hypermarket, Chained Supermarket, and Industrial uses. Also, the HMR (Home Meal Replacement) will highly accepted by the customers because of the consumer behavior change, the home distribution and pre-sell support.

Currently, the Company has Dumplings, Cooked Dumplings, Chicken Nuggets, and Meat/Fish Balls. Hot-pot Dumplings, Buns and Kantouni are still outsourcing. To meet the market demand and the consumer trend, and the trend of development in chained supermarket, the Company will devoted to Fresh foods and Cooked foods, such as Microwaveable foods, dishes for lunch/dinner boxes, 4°C, restaurant-uses and HMR (Home Meal Replacement). Also, we will strategically work with outsourcing OEM and ODM companies to lower our production cost and save the new product launching time. This will provide more choices in varieties to consumers. Meanwhile, the Company will actively look for other importers and/or international vendors who can supply quality raw materials to diversify its risk.

Ice Cream Products

The packed ice cream market in Taiwan eroded by regression and road-side foam black tea and smoothie shops in 2002: the overall market was worth about 23 hundred million NT (about 8% decay), but the business of the Ice Cream Novelty Division was not influenced and grew in slightly small instead. Presently, famous brands of the Company, like: Rui-Shie, AB Light Yogurt and La Gauche de La Seine, multi-series etc. have been kept in use, with creating market competition margin. Continued cooperation with international brands (like: Japan Lotte, Morinaga; Korea Lotte, Binggrae; America Dove, Snickers and Ovaltine etc.) combines joint effects and resources to form economic scale superiority with powerful supply chain, and establishs globalized production and marketing networks, in the hope that the ice cream business stride forward at an international pace.

Soy Sauce and Seasonings

Major products are soy sauce and seasoning. In soy sauce products, there are two brands-President Four Season and Kikkoman. These two brands have enjoyed stable growth in sales and profit. Until now, the Company's market share in Taiwan's soy sauce market is about 31.9%. In seasoning products, it tries its best to develop new products, such as ketchup, spice pack, etc. Major competitions are from Kimlan, Welchuan, Wanjashan. Following the high quality policy, the Company has confidence with its product, and will overcome those competitions.

During 2003, the Company insists the product develop strategy of high quality and high profit, also adjusts the structure of soy sauce & seasoning product step by step, so our business will keep on growing by producing healthy & delicious products with Kikkoman's high quality material and better customer service. Looking forward to the future, the Company will not only continue the product develop strategy of high quality and high profit, but also develop healthy products and seasoning products easy for cooking. To face the impact of entering the WTO, the Company has already prepared to deal with those impacts, and will strive to providing some special seasoning, such as some famous vinegar and seasoning in Mainland China, and pickled-peeled chili from South-Eastern Asia.

To safeguard its leadership position, the Company will try to enter the industrial fresh-food market, to keep on development in the original product lines, and to do its best to run its business in every possible channel.

Meat Products

In 1984, Uni-President launched the "Imperial" Brand Chinese Sausage which was a pioneer in adopting nitrogen filling package techniques in the local market. Since then, consumers have enjoyed numerous varieties of Chinese style processed meat products. It not only enriched and diversified Chinese processed meats but also developed the "Imperial" Brand of Chinese style meat products series to satisfy local people's taste. In 2001, "Twin-Pack Sausage" was introduced to the market and offered customers a better way of storage. In 1992, the Brand "Proker" which was Western style and was emphasized "curing for 72 hours" has won warm acclaim from a vast number of customers. Now, the "Imperial" is the leading brand with the market share of 38.3% in Taiwan. The "Proker" Brand is the second with the market share of 22.5%. In the market, the products can be found everywhere.

In the pass few years, people's lifestyle has gradually changed, the frequency of dining-out has increased and the products for food service also increased graduately. In order to increase the sales in the market of food service, Uni-president is going to develop the products with differentiation for the food service market. As people's diet changes and hygiene-movement propaganda launches, people emphasize more importance on health. They prefer to low-salt, low-fat, low meat content and rich in vegetables. They also tend to eat fine and few. Thus, the Company develops new package, new products and new technology, provides good taste, health, hygiene, safety, and convenience as required in meals, and hopes all its products will be presented to customers with safe, convenience, and consideration.

Healthy Foods

With regard to "The Healthy Food Control Act" carried out, Uni-President is working towards to provide the products that are healthy, natural, and functional and to enlarge brand recognition. President Essence of Chicken and Meiji Milk Powder are the main merchandises. There are several favors of the Essence of Chicken: Original, Four Herbs, Ten Herbs, Propolis and children's flavor. The overall market share is around 22%. It is a leading brand in the market of the Flavor Essence of Chicken. Its main competitor is "Brand's". "Brand's" is accounted for market share of 65%, which is a traditional origin flavor in chief. In order to strengthen the competition, the Company will develop the high-price Essence of Black Bone Chicken, extend its product, and greatly emphasize on refreshing and increasing physical strength. By then the Four Herbs Essence of Chicken will be well recognized.

In the milk powder part, the Company sells Meiji Milk Powder that is the N0.1 brand in Japan. There are many global competitors in Taiwan, such as Wyeth, Johnson, Abbott, Nestle, etc. Because the birth rate is decreasing year by year, it is difficult to make satisfied profit. The Company will try to increase its market shares by strengthening cooperation with hospitals and integrating marketing channels.

The Company also has the following strategies to enhance steady growth of business:

1. Professionalize the image of Grain product series: work toward salty taste on Porridge Series; and emphasize product benefit and function on Grain Powder series.
2. Strengthen product of Propolis, the Company will work substantially on products with Lowering Blood Lipid Function and Maintaining Liver Health Function starting from year 2002; and innove of new series on high-quality product, such as Fish Oil, Ganoderma, Lycopene, Chitosan, Chinese herbal medicine.
3. Now, the main sales outlets are: Warehouse, Tradition, and P/X. In the future, the Company will vigorously permeate through Drugstores, Mail-order, and Supermarket etc. Especially, brand, product, price, and the training of staffs will be well planed in the expansion of drugstore channel.

Bakery Products

In Japan, machine-made bread has been well developed. In the CVS channel, products are quite diversified. In Taiwan, Uni-President Bakery Group has set up factories for 20 years ago and has been cumulating bread manufacturing technique and know-how continually. Uni-President Bakery Group becomes the biggest machine-made bread manufacturer and supplies all kinds of domestic channels including 7-11, OK, NICO MART, and SJEXPRESS. Since 2000, in order to fulfill 7-11's requirements and meet customers' different needs of fresh bread all the day, the Company starts manufacturing in batches and delivering twice a day to provide fresh, prompt and delicious bread to customers. Besides, the Company spent 200 million NT dollars in building Madou baking factory, which supplies fresh bread to customers in Southern Taiwan and achieve the goal of baking and delivery locally. The Company also spent 100 million NT dollars building toast product line in Madou and started to produce toast in January 2001, which allowed customers in the Southern Taiwan enjoy fresh toast as those in the Northern.

In order to come up with the fashion of leisure and coffee culture, the Company formed delicate pastries product line to meet the need of refined coffee dessert, and kept cooperating with chain coffee stores to promote these products. Additionally, the Company also set up frozen dough factory to enhance the structure of product lines, and to promot to bread stores and outlets based on customers' needs.

The Producing Procedure of Main Products

The Producing Procedure of Flour


wheat
separator
scourer
tempering mixer
scourer
separator
magnetic separator
myfa intense tempering
break roller
sifter
purifier
reduction roller
sifter
insect impacter
silo
mixer
by-product
package
wheat bran
secure Sifter
weighter
package
flour product

The Producing Procedare of Animal Feed


raw materials
scale
scalpin
storing
crimping
screening
grinding
storing
automatic scale
by-product
scalping
premix
miled fat
molasses
mixing
train sporp
scalping
package tank
mash feed
storing
pelleting
cooling
crimping
sifted
pelleted feed
packaging

The Producing Procedure of Instant Noodle


lard
garlic
onion
boiling
colling
freezer
freezing
mixer
mixing
packet filler
filling
oil packs
cartoning
machine
case
wrapper
medium
protein flour
flavor water
premix
mixer
mix
sheeting roller
sheeting
noodle slitter
threading
pressurized steamer
steaming
cutting
cutting into portion
seasoning sopy
spray seasoning sopp
oil
frying
cooler
cooling
packaging
seasoning
weighing scale
mixer
mixing
packet filler
filling
seasoning powder pack
imperial big
meals tetort
pouch
fehydrated
meat/veg.
boiling
stewing
packet filler
filling
indexing
sterlization
sterlizing
dryer
drying
storage
finished goods

The Producing Procedure of Aseptic Brink Juice


sugar
ingredient
reception
sugar syrup
fissolving &
giltration
storage
raw
material
reception
raw
material
treatment
raw juice
storage
fructose reception
mixing
UHT-
sterilization
aseptic
filling
straw
application
tray
packing
film shrink
packing
folk lift
palletizing
storage in
warehouse
random inspection
before distribution
delivery

The Producing Procedure of Aseptic PET Tea


Concentrated Water
Well Water Pool
Tea
Soft Water
Storage Tank
Filtering(RO)
Storage Tank
Hot Water Tank
Hot Water Tank
Heating
Extracting
Tea Residue
Sterilizing
Preforms
D301 Tank
Cooling
Premix
Sugar
Filtering
Blowing
Peracetic Acid
Storage Tank
Cooling
Waste Water
Rinsing
Sterilizing
Mixing
Steritizing
Filtering
Buffer Tank
Caps
Filling
Aseptic Tank
Sterilizing
Rinsing
Capping
Labels
Storage Tank
Clarifying
Coding
Inspecting
Labeling
Inspecting
Shrinkable Film
Multipacking
Casing
Finishing Stock
Cartons

The Producing Procedure of Fresh Milk


PS
mold
pure pack
QC
raw milk
QC
store
QC
blend
QC
clarify
pasteurize
fill
bottle
bottle washing
QC
QC
refrigemned milk

The Producing Procedure of Yogurt


Sugar and other ingredients
Raw milk reception
Water
Rehydration
Filtration
Skim milk powder
Rehydration
Cooling
Storage
Cooling
Storage
Fat standardization
Storage
Homogenization
Pasteurizaton
Cooling
Pasteurization
Cooling
Filtraion
Mixing
Homogenization
Storage
Cooling
Fermentation
Inoculation
Homogenization
Storage
Yogurt culture
Bottles
Arraying
Labeling
Date marking
Filling
Capping
Cartoning
Cold storage

The Producing Procedure of Soybean Milk


additives
QC
blend
nomogenize
cool
soybean
QC
preheat
mill
cook
centrifuge
cool
mix
QC
clarify
sterilize
fill
QC
palletize
recheck
long life soymilk

The Producing Procedure of Bread


flour
water
yeast
raw material
weighting
mixing
mixing
proofer
basic germentation
divider
divided
round
intermediate proofer
intermediate fermentation
rounder
rounding
final fermentation
baking
cooling
cutting
packing
finished item

The Purpose of Main Products

In response to the varied consumer trends and different market needs, Uni-President implements inclusive manufacturing process and innovative technologies to develop miscellaneous products for uses in food processing, fishery, pasturage and regular consumer products.

Supply Status of Main Materials

Product	Raw Material	Source	Supply Status
Animal Feed	Corn, Soybean, Fish Meal	USA, South America	Stable
Wheat Flour	Wheat	USA, Australia	Stable
Edible Oil	Soybean	USA, South America	Stable
Instant Noodle	Wheat Flour, Edible Oil	Self-Produced, USA, South-east Asia	Stable
Beverage & Juice	Sugar, Fructose, Conc. Juice	Domestic, Brazil, Mainland China	Stable
Dairy Products	Raw Milk, Milk Powder	Domestic, New Zealand, Australia	Stable
Meat Products	Pork	Domestic, USA	Stable

Major Suppliers and Clients

Major Suppliers

In thousand NTD

2002			2001		
Name	Amount	Ratio of Net Purchases	Name	Amount	Ratio of Net Purchases
Tetra Pak Taiwan Ltd.	1,757,473	8%	Tetra Pak Taiwan Ltd.	2,086,905	12%
President Kikkoman Inc.	709,765	3%	President Kikkoman Inc.	698,307	4%
TTET Union Corp.	480,711	2%	TTET Union Corp.	548,889	3%
President Packaging Corp.	420,542	2%	Taiwan Sugar Corp.	433,567	2%
Taiwan Sugar Corp.	352,583	2%	President Packaging Corp.	389,660	2%
President Nisshin Corp.	307,311	1%	President Pepsi Food Co., Ltd.	383,876	2%
International Paper Taiwan Corp.	261,379	1%	President Nisshin Corp.	257,105	1%
Taiwan Hon Chung Enterprises Co., Ltd.	175,839	1%	International Paper Taiwan Corp.	201,075	1%
Dong Rong Plastic Enterprise Co., Ltd.	172,191	1%	Ton Yi Industrial Corp.	182,201	1%
Ton Yi Industrial Corp.	170,005	1%	Dong Rong Plastic Enterprise Co., Ltd.	168,812	1%

Note: The decreased purchase from Tetra Pak was due to the packaging change of some products.

Major Clients

In thousand NTD

2002			2001		
Name	Amount	Ratio of Net Sales	Name	Amount	Ratio of Net Sales
Tung Ang Enterprises Corp.	4,878,071	15%	Uni-President Cold Chain Corp.	3,659,928	12%
Uni-President Cold Chain Corp.	4,233,571	13%	President Chain Store Corp.	2,199,676	7%
President Chain Store Corp.	2,487,904	8%	Retail Support International Corp.	2,198,211	7%
Tung Hsiang Corp.	1,136,533	4%	Tung Hsiang Corp.	1,727,564	6%
Retail Support International Corp.	1,110,273	4%	Uni-President Vender Corp.	642,782	2%
Dow Shun Shin Enterprises Corp.	640,801	2%	Tung Chu Enterprises Corp.	627,776	2%
Hui Tung Corp.	510,387	2%	Ding-Tung Enterprises corp.	589,642	2%
Tung Shun Enterprises Corp.	508,641	2%	Tung Ang Enterprises Corp.	572,332	2%
Tung Chu Enterprises Corp.	458,478	1%	Hui Tung Corp.	559,852	2%
Tung Hsiang Enterprises Corp.	451,982	1%	Far-Tung Enterprises Corp.	476,873	2%

Note: The variance of selling to Tung Ang, Uni-President Cold Chain, and Retail Support International was due to the change of sales and distribution channels.

Production over the Last Two Years

In million NTD

Product Name	Unit	2002 Capacity	2002 Quantity	2002 Amount	2001 Capacity	2001 Quantity	2001 Amount
Feeds	*	507	417	3,111	507	428	3,337
Flours	*	88	86	784	88	87	740
Wheat bran	*	32	32	86	32	31	94
Barley cereal	*	43	20	112	43	21	118
Edible oil	*	-	-	-	48	41	880
Instant noodle	**	21,000	19,991	2,699	21,000	20,654	2,788
Rice noodle	**	1,100	959	129	1,100	1,074	143
Noodle	**	400	350	77	400	386	85
Beverages	***	66,000	65,591	3,555	66,000	65,784	3,507
Milk powder	*	7	1	158	7	1	146
Breads	*	24	23	1,048	22	21	955
Cakes	*	7	5	410	5	4	364
Frozen foods	*	10	9	478	10	10	695
Dairy Products	***	22,500	17,069	4,425	22,500	16,548	4,276
Yogurts	***	1,667	1,667	93	1,667	1,667	105
Soy Bean milk	***	7,000	6,339	466	7,000	5,682	435
Puddings	***	5,833	5,105	355	5,833	5,108	356
PP juice	***	11,333	10,500	1,210	11,333	10,333	1,172
Meat Products	*	9	6	538	9	6	554

* 1,000 tons; ** 1,000 cartons; *** 1,000 dozens

Net Sales over the Last Two Years

In million NTD

Product		2002				2001			
		Local		Export		Local		Export	
Name	Unit	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Feeds	*	399	3,594	11	386	402	3,542	11	374
Flours	*	61	694	-	-	64	633	-	-
Wheat bran	*	31	107	-	-	34	126	-	-
Barley cereal	*	20	127	-	-	20	124	-	-
Soybean powder	*	236	1,471	-	-	231	1,570	-	-
Edible oil	*	44	1,010	-	3	41	943	-	2
Instant noodle	**	18,894	3,816	675	131	18,652	3,713	684	137
Rice noodle	**	762	128	182	32	1,064	146	160	32
Noodle	**	318	90	13	3	370	104	7	2
Beverages	***	76,097	5,529	1,258	92	75,398	5,576	1,223	90
Milk powder	*	2	478	-	53	2	571	-	49
Breads	*	23	1,382	-	-	21	1,240	-	-
Cakes	*	5	566	-	-	4	543	-	-
Frozen foods	*	13	920	-	2	12	787	-	4
Dairy Products	***	17,000	5,967	69	23	16,500	5,690	48	16
Yogurts	***	1,667	138	-	-	1,667	143	-	-
Soy Bean milk	***	6,333	629	6	1	5,667	563	15	2
Puddings	***	5,000	561	105	13	5,000	571	108	14
PP juice	***	10,500	1,877	-	-	10,333	1,852	-	-
Pickles	***	219	23	17	3	206	23	16	3
Soy sauce	***	1,600	856	8	5	1,570	827	8	5
Meat Products	*	7	802	-	3	7	840	-	2
Others	-	-	3,384	-	-	-	2,489	-	1
Total			34,149		750		32,616		733

* 1,000 tons; ** 1,000 cartons; *** 1,000 dozens

HUMAN RESOURCES

Year	2002	2001	As of Apr .30 .2003
Number of Employees	5,224	5,453	5,192
Average of Age	36.9	35.9	37.0
Average Years of Service	12.0	11.0	12.1
Percentage by Education			
• Ph.D.	0.13%	0.11%	0.13%
• MS / MA	5.38%	4.60%	5.64%
• College	32.30%	31.89%	32.68%
• High School	45.88%	47.50%	45.96%
• Others	16.31%	15.90%	15.59%

LABOR RELATIONS

In the past 30 years, Uni-President has always been believing in corporation and mutual welfare with employees. That is why the Company has always a good and harmonious relationship with labor. the Company has never suffered and hopefully will never suffer loss due to conflict with the union.

the Company would like to practice the following targets:

1. *Rationalize personnel system*

To integration of the organization structure, to reasonably dispose the human resource, to attract and remain talents by good pays, to dredge promoting channels and to breed international talents.

2. Establish the career development system

To help employees draw up personal profession developments, and to implement the developments through work experiences, work requirements, educations, trainings, and achievement, an to keep pace with organization and the expectations of employee.

3. Provide best employees' welfare

To provide employees with all soft-and-hardware facilities in the areas of food, clothes, accommodations, transportation, education and entertainment, including the supply of dormitory, inexpensive dining, health check-up and bonus, etc, so that the employees can enjoy best welfare and devote themselves fully.

4. More and better communication with the labor union

To know what employees want and need, the Company allows representatives to be presented at the business coordination meetings. The Company will be sincere and open in harmonious communications with the union.

5. *Establishment of EAPs*

With the assistance of the Council of Labor Affairs, the EAPs was established in 1999 to provide consulting service in recreation, law, education, and personal problems. The main purpose of EAPs is that all employees are served well to be free from worries, and thus to strive for better job performance.

EXPENDITURE OF ENVIRONMENTAL PROTECTION

At the same time of pursuing enterprise development from factory founding, the Company started environmental protection planning and execution, except set up environmental management system and started environmental management checking, and invested large amount capital in environmental protection equipment, and established responsible organization to be engaged in operation, maintenance and improvement work of wastewater, solid wastes and air pollutant control equipment. So far the continuous investment in environmental protection equipment has been more than 478 million NTD, annual operation cost is 115 million NTD.

Environmental protection responsible organization: Environmental Protection Section, Public Engineering Division.

The total amount of loss and punishment due to environmental pollution in recent two years:

1. The effluent in Yung Kang plant was taken by Bureau of Environmental Protection County in May 2001,and the result was not met the standards, the appeal was not effective, and was punished sixty thousand NT dollars, and the effluent had met the standards.
2. The effluent in piggery plant was taken by Bureau of Environmental Protection County in December 2001,and the result was not met the standards, the appeal was not effective, and was punished sixty thousand NT dollars, and the effluent had met the standards.
3. Nothing loss and punishment due to environmental pollution in 2002.

Countermeasure (include the improvements):

1. Extend the wastewater treatment plant or improve wastewater treatment capacity.
2. Intensify the professional training of employee and ensure the stable operation of equipment.
3. Waste water and gas inspection: in order to ensure the wastewater, waste gas discharge/emission have met the environmental protection standard, except self-check, we have assigned the inspection firm as recognized by Environmental Protection Administration periodically to carry out inspection.
4. Carrying out company-wide environmental management inspection thoroughly implement environmental protection task based on prevention type to achieve effective utility of resource, decrease the cost and reach the purpose of sustainable development.
5. Actualizing waste cutting task, triggering the resource of the waste the recycling of effluent to minimize the yield of wastewater and refuse for reducing the impact to the environment.

Possible significant environmental protection capital expenditure in next two years:

Year 2003:

* The extension project of wastewater treatment plant in Shin Shi general plant, estimate investment amount is 10 million NT dollars.

Year 2004:

* The extension project of wastewater treatment plant in Ma Dou general plant, estimate investment amount is 5 million NT dollars.
* The extension project of wastewater treatment plant in Yang Mie general plant, estimate investment amount is 35 million NT dollars.

IMPORTANT CONTRACTS

Agreement	Counter party	Period	Major Contents	Covenants
Sales Agent	President Kikkoman Inc.	1999.05.01~2009.04.30	General Agents Agreement obtained for the territory of Taiwan	1. No transfer to third party allowed without period consent from President Kikkoman Inc. 2. President Kikkoman Inc. has right to cancel the General Agents Agreement in the event that congregate revenue of NT$30 million is not reached within a consecutive three-month period.
Sales Agent	Meiji Milk Corp.	2002.04.01~2003.03.31	General Agents Agreement obtained for the territory of Taiwan	No export to other countries is allowed without prior consent from Meiji Milk Corp.
OEM	TTET Union Corp.	2003.01.01~2003.12.31	Soybean Manufacture for Uni-President, into 17.5% degreased soybean oil and 80% soybean powder at least.	None
OEM	Kou Feng Industrial Co., Ltd.	2003.01.01~2003.12.31	Substitute for manufacturing wheat powder 5 million tons per month at least, and 30 million per month tons at most.	1. Kou Feng is not allowed to sell finished goods owing to the contract to others. 2. Kou Feng is not allowed to transfer the production to third parties. 3. Uni-President may stop the contract any time due to operating failure occurred on Kou Feng.
Term Loan	Syndicate of Banks: I.C.B.C. and Chiao Tung Bank as arrangers	2001.06.28~2006.06.28	Facility Amount NTD 6 Billion (Including Term Loan Facility NTD3.3Billion and Note Issuance Facility NTD2.7Billion)	1. Current Ratio shall be above 80%. 2. Total Liabilities to Net Worth shall be below 100%. 3. If the covenants (1) and (2) above were not be achieved, the Company shall improve it within six months. 4. Any substantial investment plans such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of main assets should be notified to the agent bank. The agent bank can hold a guarantee banks' meeting to discuss above events as needed.
Term Loan	China Development Industrial Bank Inc.	2002.03.25~2005.03.25	Facility amount NTD 800 Million	1. Current Ratio shall be above 70%. 2. Total Liabilities to Net Worth shall be below150%. 3. If the covenants (1) and (2) above were not be achieved, the Company shall improve it within six months.
		2002.12.28~2005.12.28	Facility amount NTD 350 Million	None
Term Loan	The Farmers Bank of China	2000.09.06~2005.09.06	Facility amount NTD 525 Million	None
Term Loan	Taiwan Cooperative Bank	2001.11.22~2004.11.22	Facility amount NTD 600 Million	None
Term Loan	Cathay United Bank	2001.12.17~2004.12.17	Facility amount NTD 500 Million	None

IMPORTANT CONTRACTS

Agreement	Counter party	Period	Major Contents	Covenants
Term Loan	Jihsun Bank	2000.09.06~2005.09.06	Facility amount NTD 500 Million	None
Term Loan	Far Eastern Internal Bank	2002.10.29~2004.03.01	Facility amount NTD 500 Million	None
Term Loan	Hua Nan Commercial Bank	2002.02.16~2004.10.29	Facility amount NTD 500 Million	None
Term Loan	Chinatrust Commercial Bank	2002.12.05~2004.12.31	Facility amount NTD 800 Million	None
Term Loan	Taiwan Industrial Bank	2001.11.08~2004.11.08	Revolving Facility Amount NTD 350 Million	None
Term Loan	Shin Kong Life Insurance Co., Ltd	2002.12.29~2004.12.29	Facility amount NTD 490 Million	None
Term Loan	Sunny Bank	2002.11.30~2004.01.09	Facility amount NTD 250 Million	None
Term Loan	First Commercial Bank	2002.09.11~2004.09.05	Facility amount NTD 300 Million	None
Term Loan	Tainan Business Bank	2002.06.18~2005.06.18	Facility amount NTD 400 Million	None
Term Loan	Syndicate of Banks: Taiwan Industrial Bank, United World Chinese Commercial Bank, and Land Bank of Taiwan as arrangers	2000.10.05~2005.10.05	Facility amount NTD 6Billion	1.Current Ratio should be above 70%. 2.Total Liabilities to Net Worth shall be below 100%. 3.(Debt + Contingent Liability) to Equity should be below150%. 4.Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.
Term Loan	Syndicate of Banks: Bank of Taiwan, BNP Paribas, The Development Bank of Singapore Ltd., and Standard Chartered Bank as arrangers	2002.09.18-2007.09.18	Facility amount NTD 6 Billion (Including Term Loan Facility 4.6 Billion and Note Issuance Facility 1.4 Billion)	1.Tangible Net Worth shall be above NTD 30 Billion. (Based on consolidated Annual Financial Statement) 2.(Debt + Contingent Liability) to Equity shall be below 150%. 3.Interest Coverage Ratio shall be above 2 times 4.Current Ratio should be above 80%.

LITIGATION AND NON-LITIGATION INCIDENTS: None

ACQUISITION OR DISPOSAL OF MAJOR ASSETS

Acquisition of Major Assets

In thousand NTD

Name of Asset	Acquisition Date	Purchase Price	Vendor	Relationship with the Company	Condition
Uni-President Enterprises Corp.					
ABN AMRO Global Retail Index Equity Certificate	01/2002	1,107,757	ABN AMRO Bank	-	Good
President Home Run Bond Fund	06/2002~01/2003	1,040,000	President Investment Trust Corp.	-	Good
President James Bond Fund	01/2002~01/2003	1,105,300	President Investment Trust Corp.	-	Good
Phoenix Bond Fund	01/2002~02/2002	318,000	Entrust Investment Trust Corp.	-	Good
Ta Chong Bond Fund	02/2002~01/2003	500,000	Ta Chong Investment Trust Corp.	-	Good
James Bond Fund	01/2003	500,000	Ta Chong Investment Trust Corp.	-	Good
President International Trade & Investment Corp.	06/2002	1,531,800	Capital Increase	-	Good
Cayman President Holdings Ltd.	09/2002	618,894	Capital Increase	-	Good
Cayman President Holdings Ltd.	01/2003	414,693	Capital Increase	-	Good
Tonpal Optelectronics Corp. (common stock)	01/2003	439,422	Capital Increase	-	Good
Cayman President Holdings Ltd.					
ABN AMRO Global Retail Index Equity Certificate	06/2002	USD 20,520 thousands	ABN AMRO Bank	-	Good
Uni-President Vietnam Co. Ltd	01/2002	USD 9,000 thousands	Capital Increase	-	Good
Cargill President Holdings Pte Ltd	01/2002~03/2003	USD 15,230 thousands	Capital Increase	-	Good
Hong Kong President Holdings Ltd.	12/2002	USD 16,400 thousands	Capital Increase	-	Good
Uni-President Southeast Asia Holdings Ltd.	02/2003	USD 38,202 thousands	Initial Investment	-	Good
Kai Yu Investment Co., Ltd.					
Phoenix Bond Fund	03/2002~09/2002	380,100	Entrust Investment Trust Corp.	-	Good
Kai Yu (BVI) Investment Co., Ltd.	01/2002~04/2003	909,338	Capital Increase	-	Good
President International Development Corp.					
President Home Run Bond Fund	01/2002~04/2003	1,932,850	President Investment Trust Corp.	-	Good
President James Bond Fund	01/2002~12/2002	1,185,650	President Investment Trust Corp.	-	Good
Government Bonds	01/2002~02/2003	5,514,680	Any Investors	-	Good
President (BVI) International Investment Holdings Ltd.	05/2002~03/2003	501,327	Capital Increase	-	Good

Note: Amount of acquisition assets up to NTD 300 millions or 20% of paid-in capital.

Disposal of Major Assets

In thousand NTD

Name of Asset	Acquisition Date	Disposal Date	Selling Price	Profit (Loss)	Buyer	Relationship with the Company
Uni-president Enterprises Corp.						
ABN AMRO Global Retail Index Equity Certificate	12/2001	05/2002	2,686,695	(44,883)	ABN AMRO Bank	-
President Home Run Bond Fund	06/2002~01/2003	06/2002~01/2003	1,040,447	447	President Investment Trust Corp.	-
President James Bond Fund	01/2002~01/2003	02/2002~01/2003	1,106,113	813	President Investment Trust Corp.	-
Phoenix Bond Fund	01/2002~02/2002	03/2002~01/2003	318,875	875	Entrust Investment Trust Corp.	-
Ta Chong Bond Fund	02/2002~01/2003	03/2002~01/2003	500,268	268	Ta Chong Investment Trust Corp.	-
James Bond Fund	01/2003	01/2003	500,285	285	Ta Chong Investment Trust Corp.	-
Presicarre Corp.	10/2002	12/2002	3,718,259	2,881,551	President Chain Store Corp.	Valued at equity method by the Company
Cayman President Holdings Ltd.						
ABN Equity Certifcates	12/2001~01/2002	04/2002~06/2002	USD 35,217 thousands	USD 59 thousands	ABN AMRO Bank	-
Genesis Special Growth Fund	05/2001	01/2002~12/2002	USD 24,763 thousands	USD (218) thousands	ABN AMRO Bank	-
Uni-President Vietnam Co.,Ltd	02/1999	02/2003	USD 25,898 thousands	USD (157) thousands	Uni-President Southeast Asia Holdings Ltd.	Sub-subsidiary
Kai Yu Investment Co., Ltd.						
Phoenix Bond Fund	03/2002~09/2002	03/2002~10/2002	382,954	354	Entrust Investment Trust Corp.	-
Uni-President Enterprises Inc.(common stock)	08/1995	01/2002~11/2002	817,770	(628,393)	Any Investors	-
President International Development Corp.						
President Home Run Bond Fund	12/2001~04/2003	01/2002~04/2003	1,923,549	1,498	President Investment Trust Corp.	-
President James Bond Fund	12/2001~12/2002	01/2002~12/2002	1,187,444	1,794	President Investment Trust Corp.	-
Government Bonds	12/2001~12/2002	01/2002~12/2002	5,856,659	53,849	Any Investors	-
Tonpal Optelectronics Corp. (common stock)	12/1999	03/2002~08/2002	843,862	125,007	Chiao Tung Bank Natural Persons Tong Sheng Invest-ment Corp. Tong Shuo Invest-ment Corp. Tung Yu Investment Corp.	- - Sub-subsidiary Sub-subsidiary Sub-subsidiary
Uni-President Enterprises Inc.(common stock)	10/1997	03/2002~12/2002	980,452	(739,965)	Any Investors	-

Note: Amount of disposal assets up to NTD 300 millions or 20% of paid-in capital.

Financing Plans And Implementation

For each uncompleted public issue or private placement of securities, and for such issues and placements that were completed in the most recent three years but have not yet fully yielded the planned benefits: None.

Financial Information

THE FIVE-YEAR FINANCIAL SUMMARY

The last Five-year Independent Auditors and Auditors' Opinions

Item \ Year	2002	2001	2000	1999	1998
Independent Auditors	PriceWaterhouse Coopers	PriceWaterhouse Coopers	PriceWaterhouse Coopers	PriceWaterhouse Coopers	PriceWaterhouse Coopers
Auditors' Opinion	Modified Unqualified	Modified Unqualified	Modified Unqualified	Modified Unqualified	Unqualified

Balance Sheet Summary

In thousand NTD

Item \ Year	Five-Year Financial Summary (Note 1)					As Of Mar. 31, 2003 (Note 1)
	2002	2001	2000	1999	1998	
Current Assets	7,428,558	9,516,253	6,937,566	6,715,691	6,717,762	7,760,624
Long-term investments	45,210,264	45,740,485	46,632,972	40,128,952	34,249,904	46,466,551
Fixed Assets (Notes 2)	13,999,668	14,528,137	14,955,362	13,570,517	12,380,013	14,021,710
Intangible Assets	377,006	413,844	-	-	-	377,006
Other Assets (Notes 2)	1,601,955	1,964,309	2,275,756	1,758,004	1,497,083	1,487,046
Total Assets	68,617,451	72,163,028	70,801,656	62,173,164	54,844,762	70,112,937
Current Liabilities						
Unappropriated	6,171,486	6,151,517	6,250,770	6,546,855	7,467,044	6,542,887
Appropriated	6,171,486	8,375,825	8,322,343	9,006,666	10,251,917	6,542,887
Long-term Liabilities	19,058,692	21,840,266	22,052,029	13,462,893	5,438,198	19,900,529
Other Liabilities	885,463	596,311	154,030	907,099	1,259,504	924,835
Total Liabilities						
Unappropriated	27,407,444	29,879,897	29,748,686	22,208,704	15,456,603	28,660,054
Appropriated	27,407,444	32,104,205	31,820,259	24,668,515	18,241,476	28,660,054
Common Stock	34,422,458	33,476,572	31,581,671	29,242,288	26,583,898	34,243,868
Capital Reserve	996,012	903,054	869,341	963,344	1,090,211	978,860
Retained Earnings						
Unappropriated	6,512,837	8,070,840	8,956,580	10,253,389	12,119,647	6,773,451
Appropriated	6,512,837	4,843,936	5,053,269	5,571,164	6,809,303	6,773,451
Unrealized loss long-term investment	(151,953)	(122,359)	(92,663)	-	-	(151,953)
Cumulative transaction adjustment	(107,858)	59,364	(252,294)	(494,561)	(405,597)	(107,858)
Unrecognized pension cost	(216,695)	(8,616)	-	-	-	(216,695)
Total Stockholders' Equity						
Unappropriated	41,210,007	42,283,131	41,052,970	39,964,460	39,388,159	41,452,883
Appropriated	41,210,007	40,058,823	38,981,397	37,504,649	36,603,286	41,452,883

Income Statement Summary

In thousand NTD

Item \ Year		Five-Year Financial Summary (Note 1) 2002	2001	2000	1999	1998	As Of Mar. 31, 2003 (Note 1)
Operating Revenues		34,899,175	33,348,556	32,159,019	30,022,143	29,203,880	8,562,942
Cross Profit		8,421,446	8,780,064	9,458,332	8,723,199	7,964,939	1,821,464
Operating Income		624,994	162,274	355,890	463,978	(529,385)	156,037
Non-operating Income		4,360,025	6,609,006	4,860,839	3,900,357	5,667,089	411,290
Non-operating Expense		3,285,259	3,730,394	1,967,003	1,000,032	771,148	280,519
Income from operations of continued segments-before tax		1,699,760	3,040,886	3,249,726	3,364,303	4,366,556	286,808
Income from operations of continued segments-after tax		1,516,570	3,013,760	3,385,195	3,526,450	4,321,567	260,614
Income from operations of discontinued segments		-	-	-	-	-	-
Extraordinary gain (loss)		-	-	-	-	-	-
Cumulative effect of change in accounting principles		(7,810)	-	-	-	-	-
Net Income		1,508,760	3,013,760	3,385,195	3,526,450	4,321,567	260,614
EPS (NTD)	Unretroacted (Note 3)	0.45	0.90	1.07	1.21	1.63	0.08
	Retroacted (Note 4)	0.45	0.88	0.98	1.03	1.25	0.08

Note 1: All financial information above was audited by CPA.

Note 2: Interest expense capitalized(in thousand NTD): 1998: $23,596; 1999: $ 148,858; 2000: $184,522, 2001: $172,484; 2002: $132,840

Note 3: Base on weighted average number of outstanding shares during each year.

Note 4: According to GAAP, EPS based on weighted average number of outstanding shares after giving the retroactive adjustment.

FIVE-YEAR FINANCIAL ANALYSIS

Item \ Year	Five-year Financial Analysis (Note 1)					As of
	2002	2001	2000	1999	1998	Mar. 31, 2003
Financial Structure						
• Liabilities/Assets Ratio (%)	39.94	41.41	42.02	35.72	28.18	40.88
• Long-term Funds/Fixed Assets Ratio (%)	430.50	441.37	421.96	393.70	362.09	437.56
Liquidity						
• Current Ratio (%)	120.37	154.70	110.99	102.58	89.97	118.61
• Quick Ratio (%)	73.63	105.61	66.31	55.40	53.28	76.93
• Times Interest Earned (times)	2.46	3.07	3.60	5.46	10.24	3.02
Operating Performance						
• Average Collection Turnover (times)	8.94	9.51	9.50	9.37	9.96	2.04
• Average Collection Period (days)	40.83	38.38	38.42	38.95	36.65	44.73
• Inventory Turnover (times)	10.72	10.22	8.92	8.14	8.46	2.70
• Average payment turnover (times)	18.54	18.25	13.32	10.11	10.22	4.16
• Average Inventory Period (days)	34.05	35.71	40.92	44.84	43.14	33.80
• Fixed Assets Turnover (times)	2.45	2.26	2.25	2.31	2.66	0.60
• Total Assets Turnover (times)	0.50	0.47	0.48	0.51	0.57	0.12
Profitability						
• Return on Total Assets (%)	3.14	5.49	6.21	6.76	9.06	0.44
• Return on Stockholders' Equity (%)	3.61	7.23	8.36	8.89	11.35	0.69
• Return on Capital (%)						
Operating Income	1.82	0.48	1.13	1.59	(1.99)	0.45
Income before Tax	4.91	9.08	10.29	11.50	16.43	0.84
• Net Income to Net Sales (%)	4.32	9.04	10.53	11.75	14.80	3.10
• EPS – retroacted (NTD)	0.45	0.88	0.98	1.03	1.25	0.07
Cash Flow						
• Cash Flow Ratio (%)	37.90	32.41	32.05	20.49	16.81	-
• Cash Flow Adequacy Ratio (%)	42.19	40.62	43.18	50.62	75.04	-
• Cash Reinvestment Ratio (%)	0.46	0.13	(Note 2)	(Note 2)	2.29	-
Leverage						
• Operating Leverage (%)	28.88	2.89	20.78	17.89	(13.90)	31.42
• Financial Leverage (%)	(2.04)	(0.15)	(0.56)	(4.26)	0.54	11.02

Note 1: All financial information above was audited by CPA.

Note 2: "Net Cash Flow From Business Operation-Cash Dividends" is not applicable since it is negative.

Note 3: The calculation formula of financial analysis was listed as follows:

1. Financial Structure Analysis
   (1) Debts ratio = Total Liabilities / Total Assets
   (2) Long-term fund to fixed assets = (Shareholders' Equity + Long-term Liabilities) / Net Properties
2. Liquidity Analysis
   (1) Current ratio = Current Assets / Current Liabilities
   (2) Quick ratio = (Current Assets – Inventories - Prepaid Expenses) / Current Liabilities
   (3) Times interest earned = Earnings before Interest and Taxes / Interest Expenses

3. Operating Performance Analysis
   (1) Average collection turnover = Net Sales / Average Trade Receivables
   (2) Average collection days = 365 / Receivables Turnover rate
   (3) Average inventory turnover = Cost of Sales / Average inventory
   (4) Average inventory turnover days = 365 / Inventory Turnover rate
   (5) Average payment turnover = Cost of Sales / Average Trade Payables
   (6) Fixed assets turnover = Net Sales / Net Properties
   (7) Total assets turnover = Net Sales / Total Assets
4. Profitability Analysis
   (1) Return on total assets = {Net Income + Interest Expenses * (1 - Effective tax rate)} / Average Total Assets
   (2) Return ratio on stockholders' equity = Net Income / Average Shareholders' Equity
   (3) Net Income to net sales = Net Income / Net Sales
   (4) Earnings per share = (Net Income – Preferred Stock Dividend) / Weighted Average Number of Share Outstanding
5. Cash flow
   (1) Cash flow ratio = Net Cash Provided by Operating Activities / Current Liabilities
   (2) Cash folw adequacy roatio =Five-year sum of cash from operations/Five-year sum of capital expenditures, inventory additions, and cash dividends
   (3) Cash flow reinvestment ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Plant + Investment + Other Assets + Working Capital)
6. Leverage
   (1) Operating leverage = (Net Sales - Variable Cost) / Income from Operations
   (2) Financial leverage = Income from Operations / (Income from Operations - Interest Expenses)

HAVE THE COMPANY OR ITS AFFILIATES EXPERIENCED FINANCIAL DIFFICULTIES IN THE MOST RECENT FISCAL YEAR:

None

FINANCIAL FORECAST AND OPERATION RESULTS: **Not Applicable.**

SUPERVISORS' REPORT: **Please refer to page 117.**

INDEPENDENT AUDITOR'S REPORT AND FINANCIAL STATEMENTS: **Please refer to page 118~254.**

INDEPENDENT AUDITOR'S CONSOLIDATED FINANCIAL STATEMENTS: **Please refer to page 255~267.**

Review of Financial Conditions, Operating Results, and Risk Management

ANALYSIS OF FINANCIAL STATUS

In thousand NTD

Item / Year	2002	2001	Variance Amount	Variance %
Current Assets	7,428,558	9,516,253	(2,087,695)	(21.94)
Fixed Assets	13,999,668	14,528,137	(528,469)	(3.64)
Other Assets	1,601,955	1,964,309	(362,354)	(18.45)
Total Assets	68,617,451	72,163,028	(3,545,577)	(4.91)
Current Liabilities	6,171,486	6,151,517	19,969	0.32
Long-term Liabilities	19,058,692	21,840,266	(2,781,574)	(12.74)
Total Liabilities	27,407,444	29,879,897	(2,472,453)	(8.27)
Capital Stock	34,422,458	33,476,572	945,886	2.83
Capital Reserve	996,012	903,054	92,958	10.29
Retained Earnings	6,512,837	8,070,840	(1,558,003)	(19.30)
Total Shareholders' Equity	41,210,007	42,283,131	(1,073,124)	(2.54)

Variance Analysis for Deviation over 20%:

1. Decrease in current assets: The decrease was largely due to a disposal on ABN AMRO Global Retail Index Equity Certificate, which was bought in 2001and sold in 2002.
2. Increase in current portion of long-term debt: The increase was due to early repayment in Jaunary 2003 of the long-term debt due on 2005. That debt was reclassified to current portion of long-term debt in compliance with GAAP by CPA.

ANALYSIS OF OPERATION RESULTS

In thousand NTD

Item \ Year	2002	2001	Variance Amount	Variance %
Gross Sales	$37,126,687	$35,690,549	$1,436,138	4.02
Less: Sales Returns	(175,554)	(190,611)	(15,057)	(7.90)
Sales Allowances	(2,051,958)	(2,151,382)	(99,424)	(4.62)
Net Sales	34,899,175	33,348,556		
Cost of Sales	(26,477,729)	(24,568,492)	1,909,237	7.77
Gross Profit	8,421,446	8,780,064	(358,618)	(4.08)
Operating Expense	(7,796,452)	(8,617,790)	(821,338)	(9.53)
Operating Income	624,994	162,274		
Non-operating Income	4,360,025	6,609,006	(2,248,981)	(34.03)
Non-operating Expense	(3,285,259)	(3,730,394)	(445,135)	(11.93)
Income Before Tax	1,699,760	3,040,886		
Tax Benefit (Expense)	(183,190)	(27,126)	156,064	575.33
Cumulative Effect of Change in Accounting Principle	(7,810)	-	(7,810)	-
Income After Tax	1,508,760	3,013,760		

Note 1: Variance Analysis for Deviation over 20%:

(1)Decrease in non-operating income: The decrease was due to the reduction of gain from disposal of long-term investments.

(2)Increase in income tax expense: The increase was caused by paying 10% extra income tax on unappropriated retained earnings of 2002.

Note 2: Reasons for changing the Company's major business; explain the variance resulting from the adjustment of selling prices or costs, the increase or decrease of quantity and the combination of production and selling, or the replacement of old products. If the Company's operation strategy, market situation, economic environment or other internal or external factors has changed or expects to have any significant change, explain the fact, influencing factors and the possible impact to the Company's future finance and responding proposal: Not applicable.

Note 3: Planned selling quantities and its base for next year. Explain the major factors that keep the Company's forecast sales quantity to rise or decline: Please refer to "Market Analysis".

Gross Profit Analysis for Variance over 20%

Not applicable.

ANALYSIS OF CASH FLOW

In thousand NTD

Cash and Cash Equivalents, Beginning of Year (1)	Net Cash Flow form Operating Activities (2)	Cash Outflow (3)	Cash Surplus (Deficit) (1)+(2)-(3)	Leverage of Cash Deficit	
				Investment Plans	Financing Plans
$109,720	$2,339,078	$2,327,184	$121,614	-	-

1.Cash Flow Analysis for the Current Year:

(1) Operating Activities: Because accounts payable increased, net cash inflow from operating activities increased in 2002.

(2) Investing Activities: Because long-term investments decreased, net cash inflow from investing activities increased in 2002.

(3) Financing Activities: Because loans from banks decreased, net cash outflow from financing activities increased in 2002.

2.Remedy for Cash Deficit and Liquidity Analysis:

	2002	2001	Variance (%)
Cash Flow Ratio (%)	37.90	32.41	16.94
Cash Flow Adequacy Ratio (%)	42.19	40.62	3.87
Cash Reinvestment Ratio (%)	0.46	0.13	253.85

Variance Analysis for Deviation over 20%:

(1) The variances of cash flow ratio and cash flow adequacy ratio between two years are less than 20%.

(2) The increase of cash reinvestment ratio of 2002 was due to decreasing working capital, which was caused by repaying long-term loan in order to reduce interest expense.

3.Cash Flow Analysis for the Coming Year:

Estimated Cash and Cash Equivalents, Beginning of Year (1)	Estimated Net Cash Flow form Operating Activities (2)	Estimated Cash Outflow (Inflow) (3)	Cash Surplus (Deficit) (1)+(2)-(3)	Leverage of Cash Surplus (Deficit)	
				Investment Plans	Financing Plans
$132,482	$3,485,000	$4,737,000	($1,119,518)	-	Loans

MAJOR CAPITAL EXPENDITURE

Major Capital Expenditure and Its Source of Capital

In thousand NTD

Project	Actual or Planned Source of Capital	Actual or Planned Date of Completion	Total Capital	Actual or Expected Capital Expenditure 2001	2002	2003	2004	2005
Uni-President International Building, 1999	Retained earnings	2004.12	$1,820,530	$195,514	$287,375	$716,000	$307,993	-
The 1st production line for Aseptic PET bottling equipment, 1999	Retained earnings	2002.07	369,960	7,394	6,911	-	-	-
Ice Builder system, 2000	Retained earnings	2002.09	137,780	127,886	9,870	-	-	-
The 2nd production line for Aseptic PET bottling equipment, 2000	Retained earnings	2002.12	313,365	2,160	1,260	-	-	-
Toast production line and Plant at Mado bakery plant, 2000	Retained earnings	2003.06	213,494	28,625	614	4,250	-	-
The 4th Bun production line, 2000	Retained earnings	2003.10	95,382	821	61	94,500	-	-
Big PE Bottling production line, 2001	Retained earnings	2003.03	156,000	76,778	76,817	2,405	-	-
Cup Noodle production line, 2002	Retained earnings	2003.05	136,000	-	125,745	10,255	-	-
Two production lines for TT3 (Tetra Top), 2002	Retained earnings	2003.04	197,670	-	95,418	102,252	-	-
Amplification of ESL (Extended Shelf Life) product line, 2002	Retained earnings	2003.10	66,550	-	621	65,929	-	-
Aseptic production line for PET bottling equipment at Hsin Shih, 2002	Retained earnings	2003.04	350,000	-	52,727	297,273	-	-

Expected Benefits

1.Estimated Increase of Production, Sales, and Gross Profits

In thousand NTD

Year	Item	Quantity of Production	Quantity of Sales	Amount of Sales	Gross Profit
1st Year	The 1st Production line for Aseptic PET bottling equipment	4,200 [1]	3,920 [1]	$ 552,660	$ 253,010
1st Year	The 2nd production line for Aseptic PET bottling	4,820 [1]	4,500 [1]	635,850	291,090
1st Year	The Toast production line and Plant at Mado	7,000 [2]	7,000 [2]	234,500	58,600
1st Year	The 4th Bun production line	25,000 [3]	25,000 [3]	240,000	72,000
1st Year	Big PE Bottling production line	4,260 [1]	4,260 [1]	1,460,200	467,260
1st Year	Cup Noodle production line	4,000 [4]	3,800 [4]	597,000	250,000
1st Year	Two production lines for TT3 (Tetra Top)	4,020 [1]	4,020 [1]	252,290	108,480
1st Year	Aseptic PET bottling equipment at Hsin Shih	2,400 [1]	2,400 [1]	348,000	121,800

[1] In thousand dozens; [2] In thousand bars; [3] In thousand pieces; [4] In thousand cartons.

2. Other Benefits (e.g. Product Quality, Anti-Pollution, Cost Reduction and etc.)

(1) Construction of "Uni-President International Building" reserves the Company an appropriate operating center to deal with increasing foreign investments, and also makes the Company keep pace with government's policy, "Asia-Pacific Regional Operations Center." This building is expected to deliver the Company and whole Group a superior image in the future.

(2) Ice Builder system provide ice water during production to keep quality of cold food.

(3) Amplification of Extended Shelf Life may reduce propagation of germs.

ANALYSIS OF INVESTMENTS

Not Applicable: Amount of each investing project in 2002 is less than 5% of paid-in capital.

ANALYSIS AND EVALUATION OF RISK MANAGEMENT

1. The impact of interest rates, foreign exchange and inflation on the Company's profit and loss and its action plans:

(1) Uni-President foresaw the downtrend of market interest rates and aggressively negotiated with banks to lower down bank borrowing rates. The Company's interest expense in year 2002 was much less than its interest expense in year 2001. In the future Uni-President will keep monitoring the market interest rates and adapt proper financial instruments such as corporate bond and interest rate hedging instruments to further lower the risk of interest fluctuations and lock funding cost at lower level.

(2) In 2002-3Q the USD/TWD jumped from 1:33 to 1:35 and caused foreign exchange loss of the Company. Uni-President has strengthened its foreign exchange evaluation mechanism to monitor foreign exchange rate movements, to lower foreign currency debt exposure, and to utilize forward currency contracts to hedge foreign exchange volatility.

(3) Inflation in 2002 was -0.2% in Taiwan. It did not have a significant impact on the company's profit and loss.

2. Policies, reasons for gain or loss and action plans in regard to high-risk/high leveraged investments, lending/endorsement and guarantee for other parties, and derivatives transactions:

(1) The Company does not engage in high-risk/high leveraged investments, and has no lending to other parties.

(2) The Company provides guarantees to support operations and funding requirements of subsidiary companies. The derivatives transactions such as forward currency contracts are strictly for hedging purposes. The transactions and procedures are based on "Procedures for Endorsement and Guarantee" and "Policies and Procedures for Financial Derivatives Transactions."

3. Major factors to impact research projects, current status of incomplete research projects, expected research expenditure in the future, production schedule, and key points to achieve future success:

Making natural, fresh, healthy and functional products and introducing healthy concept to consumers, reflecting the changes of life and consumer style, making adjustments according to production strategies, taking flexible steps to modify production technology to meet consumer needs are the directions of products development. The product design, development, test, commercialized process and mass production have standard procedures.

4. Impact of on the Company's business and financial situation due to changes of government policies and regulatory:

   The Company carefully monitors policies and regulatory developments that could have impacts on its business and financial situation, and implements changes to ensure compliance with policies and regulatory requirements.

5. Impact of on the Company's business and financial situation due to changes of technologies:

   The Company places high importance on the variation of technologies, and also strives for the application of information technology. For example, the Company has adapted the Oracle Enterprise Resource Planning and have developed electronic merchandise selling streamline, so that the managers can immediately grasp the trend of products, react to customers' credit lines and real-time inventory, and expand opportunities and channels for the Company. In order to efficiently manipulate the power of action, execution, and resource to reach the goals of reducing cost and enhancing quality, the Company has also constructed data warehouse to provide real-time information for decision making, developed the whole enterprise group's e-procurement platform, established video conference system, and carried out the Group Share Services Center progressively.

6. Impact of on the Company's business and financial situation due to changes of cooperate image:

   Since inception, the Company has adopted decent operation philosophy. Following the spirit of "What is taken from the society is used in the interests of the society", the Company has assumed social responsibilities to conduct various public welfare activities, keeps a good business image and has won warm acclaims from consumers.

OTHER IMPORTANT MATTERS: **None**



Special Disclosures

AFFILIATED ENTERPRISES INFORMATION

Affiliated Enterprises Organization Chart

Uni-President Enterprises Corp.

100%	President Global Corp.		100%	Ameripec Inc.	
100%	Cayman President Holdings Ltd.	Fig.1	100%	Tianjing President International Food Co., Ltd.	
100%	President International Trade & Investment Corp.		100%	Shanghai President International Food Co., Ltd.	
100%	Kai Yu Investment Co., Ltd.	Fig.2	100%	Uni-President (U.S.A.), Inc.	
99.99%	Nanlien International Corp.	Fig.3			
			100%	President Hotel Inc.	
44.59%	President Chain Store Corp.	Fig.4			
			100%	President Canada Construction Inc.	
50%	President Asian Enterprises Inc.	Note 1			
			100%	President Canada Real Estate Services Inc.	
43.34%	Ton Yi Industrial Corp.	Fig.5 Note 19			
			100%	555053 British Columbia Ltd.	
51.67%	Uni-President Organics Corp.	Note 2			
58.5%	President International Development Corp.	Fig.6 Note 3			
			16.66%	Uni-President Organics Corp.	Note 2
74.85%	President Natural Industrial Corp.				
			2.08%	President Information Corp.	Note 4
100%	President Baseball Team Corp.				
53.74%	President Pharmaceutical Corp.	Note 22	2.08%	President Information Corp.	Note 4
20%	Uni-President Cold Chain Corp.	Note 5	25%	President Logistics International Co., Ltd.	Note 6
100%	Tone Sang Construction Corp.				
			100%	Safety Elevator Corp.	
20%	Mech-President Corp.	Note 7			
			100%	Mech-President (BVI) Co., Ltd.	
45%	President Coffee Corp.	Note 8			
			100%	Shanghai Mech-President Co., Ltd.	
61.8%	President Entertainment Corp.	Note 9			
			2.5%	President Information Corp.	Note 4
50%	President Kikkoman Inc.				
			49%	President Logistics International Co., Ltd.	Note 6
20%	Retail Support International Corp.	Note 10			
			51%	Retail Support Taiwan Corp.	
20%	President Transnet Corp.	Note 11			
			6%	President Logistics International Co., Ltd.	Note 6
42.86%	President Fair Development Corp.	Note 12			
51%	President Nisshin Corp.				
24.72%	President Packaging Corp.	Note 13			
10%	President Information Corp.	Note 4			
			50%	Aimservices Uni-President Co., Ltd.	
60%	Parabola Creative Inc.				
			100%	Uni-President Glass Industrial Co., Ltd.	
51%	Ton Yi Pharmaceutical Corp.				
			100%	Kai Nan Investment Co., Ltd.	
100%	Tung Yuan Corp.				
			21%	President Tokyo Corp.	
100%	Uni-President Dream Parks Corp.				
			40%	Uni-President Oven Bakery Corp.	Note 14
42.18%	Tung Ho Development Corp.	Note 20			
			100%	Pcyber.com. Co., Ltd.	
100%	Gu Hsiang Co., Ltd.				
100%	21 Centurt International evelopment Corp.				

Affiliated Enterprises Organization Chart (Continued)

Fig.1

Cayman President Holdings Ltd.

- 100% Uni-President (Thailand) Ltd.
- 100% Uni-President (Vietnam) Co., Ltd.
- 100% Uni-President (Philippines) Corp.
- 51% RFM President Enterprises Corp.
- 100% Uni-President International (HK) Co., Ltd.
- 100% President Enterprises (China) Investment Co., Ltd.
  - 78.25% Shanghai President Enterprises Livestock Food Co., Ltd.
  - 100% Xinjiang President Enterprises Food Co., Ltd.
  - 94.49% Tianjing President Enterprises Food Co., Ltd.
  - 100% Chengdu President Enterprises Food Co., Ltd.
  - 100% Meishan President Feed & Oil Co., Ltd.
  - 100% Wuhan President Enterprises Food Co., Ltd.
    - 51% Nanchang President Enterprises Co., Ltd. — Note 23
    - 50% Guangzhou Wang Sheng Industrial Co., Ltd. — Note 16
  - 100% Zhongshan President Enterprises Co., Ltd.
  - 55% Beijing President Food Co., Ltd.
  - 100% Guangzhou President Enterprises Co., Ltd.
  - 100% Kunshan President Enterprises Food Co., Ltd.
    - 50% Guangzhou Wang Sheng Industrial Co., Ltd. — Note 16
  - 80% Qingdao President Feed & Livestock Co., Ltd.
    - 30% San Tong Wanfu (Qingdao) Co., Ltd.
  - 100% Shenyang President Enterprises Co., Ltd.
  - 100% Hefei President Enterprises Co., Ltd.
  - 100% Harbin President Enterprises Co., Ltd.
  - 33.33% Beijing President Enterprises Drinks & Food Co., Ltd. — Note 24
  - 49% Nanchang President Enterprises Co., Ltd. — Note 23
- 60% Changjiagang President Nisshin Food Co., Ltd.
- 100% Hong Kong President Holdings Co., Ltd.
- 25.5% President Energy Development (Cayman) Ltd. — Note 15
- 0.02% President Asian Enterprises Inc. — Note 1

Fig.2

Kai Yu Investment Co., Ltd.

- 60% Tung Ang Enterprises Corp. — Note 18
- 100% Uni-President Vender Corp.
- 100% Kai Yu (BVI) Investment Co., Ltd.
  - 100% Shanghai Songjiang President Enterprises Co., Ltd.
  - 100% Fuzhou President Enterprises Co., Ltd.
  - 66.67% Beijing President Enterprises Drinks & Food Co., Ltd. — Note 24
  - 45% President Coffee (Cayman) Holdings Ltd. — Note 17
    - 100% Shanghai President Coffee Co., Ltd.
- 75% Century Quick Service Restaurant Corp.
- 1.59% Ton Yi Industrial Corp. — Note 19

Affiliated Enterprises Organization Chart (Continued)

Fig.3

Nanlien International Corp.

%	Company	%	Company	Note
100%	Uni-President Auto Accessories Corp.	100%	Tunnel 88 International Marketing Corp.	
100%	Nella Limited	80%	Guangzhou Nella Ltd.	
100%	Wei Lien Enterprises Corp.	100%	Tunnel International Marketing Corp.	
97%	Lulua Spinning & Weaving Factory Co., L. I.			
100%	Cayman Nanlien Holding Ltd.			
100%	Lien Liang Enterprises Corp.			
50.91%	Lien Yu Enterprises Corp.	0.67%	President International Development Corp.	Note 3
85%	Tung Xu Enterprises Corp.	20%	Retail Support International Corp.	Note 10
100%	Lien Bai Enterprises Corp.	20%	Uni-President Cold Chain Corp.	Note 5
50.29%	Xin Sheng Food Corp.	40%	Lien Ming Enterprises Corp.	
80%	Xian Jin Food Corp.	36%	Cheng Miao Industrial Corp.	
70%	Tung Chang Enterprises Corp.	45%	Liang Tung Enterprises Corp.	
51%	Tung Hsiang Enterprises Corp.	40%	Tung Li Enterprises Corp.	
51%	Yuan Tai Enterprises Corp.	49%	Tung Huei Corp.	
70%	Tung Huang Enterprises Corp.	34%	Tung Zai Corp.	
40%	Quan Jie Corp.	40%	Tung Po Enterprises Corp.	
65%	Tung Shun Enterprises Corp.	74.50%	Tung Yu Enterprises Corp.	
100%	Fu-Chun Enterprises Corp.	100%	Tung Chang Enterprises Corp.	
100%	Chieh-Yi Enterprises Corp.	100%	Tung Jun International Corp.	
61%	Jian Hua Enterprises Corp.	100%	Tung Hsiang Corp.	
100%	Tung Che Enterprises Corp.	51%	Tung Chu Enterprises Corp.	
100%	Tung Shen Corp.	80%	Union Chinese Corp.	
51%	Tung Yi Enterprises Corp.	40%	Tung Lien Enterprises Corp.	
100%	Lien Song Enterprises Corp.	47%	Chao Tung Enterprises Corp.	
100%	Lien You Enterprises Corp.	100%	Tung Guan Egg Corp.	
100%	Lien Lu Enterprises Corp.	46%	Xin Ya Enterprises Corp.	
60%	Hua Zuo Corp.	30%	San Zhui Food Corp.	
90%	Jin Yu Enterprises Corp.	34%	Miao Tung Food Corp.	
20%	Uni-President Yellow Hat Corp. — Note 21	45%	Jian Fu Food Corp.	
0.15%	Tong Ho Development Corp. — Note 20	100%	Hui Sheng Enterprises Corp.	

Affiliated Enterprises Organization Chart (Continued)

Fig.4

President Chain Store Corp.

- 100% PCS (BVI) Holdings Ltd.
  - 50% President Coffee (Cayman) Holding Ltd. Note 17
    - 100% Shanghai Presidnet Coffee Co., Ltd.
  - 100% PCS (Labuan) Holdings Ltd.
    - 50.4% Philippine Seven Corp.
      - 100% Convenience Distribution Inc.
- 100% President Drugstore Business Corp.
- 100% President Direct Marketing Corp.
- 100% Rui Hui Investment Corp.
- 100% Capital Inventory Service Corp.
- 51% Duskin Serve Taiwan Co., Ltd.
- 51% President Yamako Corp.
- 50.03% Books.com Co., Ltd.
- 100% Wisdom Distribution Service Corp.
  - 20% President Logistics International Co., Ltd. Note 6
- 54.17% President Information Corp. Note 4
- 50% President Coffee Corp. Note 8
- 62.95% Mech-President Corp. Note 7
  - 100% Mech-President (BVI) Co., Ltd.
    - 100% Shanghai Mech-President Co., Ltd.
  - 100% Safety Elevator corp.
- 60% Uni-President Oven Bakery Corp. Note 14
- 80% President Transnet Corp. Note 11
- 60% Uni-President Cold Chain Corp. Note 5
  - 25% President Logistics International Co., Ltd. Note 6
- 70% President Engineering Technology Corp.
- 60% President Musashino Corp.
- 50% Uni-President Takashimaya Co., Ltd.
- 100% President Technology Corp.
  - 2.5% President Information Corp. Note 4
- 25% Retail Support International Corp. Note 10
  - 49% President Logistics International Co., Ltd. Note 6
  - 51% Retail Support Taiwan Corp.
    - 6% President Logistics International Co., Ltd. Note 6
- 3.33% President International Development Corp.
- 25.87% President Packaging Corp. Note 13 — Note 3
- 31.67% Uni-President Organics Corp. Note 2
- 0.21% Ton Yi Industrial Corp. Note 19
- 70% Spresident Collect Service Co., Ltd.
- 30% Uni-President Yellow Hat Corp. Note 21
- 14.28% President Fair Development Corp. Note 12
- 20% President Pharmaceutical Corp. Note 22

Affiliated Enterprises Organization Chart (Continued)

Fig.5

Ton Yi Industrial Corp.

- 51% Tovecan Corp.
- 100% Cayman Ton Yi Industrial Holdings Ltd.
  - 87.93% Cayman Jiangsu Ton Yi Industrial Holdings Ltd.
    - 82.86% Jiangsu Ton Yi Tinglate Co., Ltd.
  - 88.58% Cayman Fujian Ton Yi Industrial Holdings Ltd.
    - 83.58% Fujian Ton Yi Tinglate Co., Ltd.
  - 100% Chendu Ton Yi Industrial Packing Co., Ltd.
  - 100% Wuxi Ton Yi Industrial Packing Co., Ltd.
  - 100% Hong Kong Ton Yi Industrial Holdings Co., Ltd.
- 100% New Dawn Enterprises Ltd.
- 40% Tung Ang Enterprises Corp. Note 18
- 3.33% President International Development Corp. Note 3

Fig.6

President International Development Corp.

- 100% President (BVI) International Investment Holdings Ltd.
  - 39.58% President Energy Development (Cayman) Ltd. Note 15
- 49.96% Tung Li Development Corp.
- 100% President Life Sciences Co., Ltd.
  - 93.02% President Biosystems Co., Ltd.
  - 100% President Life Sciences Cayman Co., Ltd.
    - 70.88% Protein Institute Inc.
- 50% President Medical Technologies Corp.
- 38.2% President Entertainment Corp. Note 9
- 42.86% President Fair Development Corp. Note 12
- 1.39% Ton Yi Industrial Corp. Note 19
- 100% Ton Shou Investment Corp.
- 100% Ton Yu Investment Corp.
- 100% Ton Cheng Investment Corp.

Note 1 : Uni-President Enterprises Corp. Holding 50.00%, Cayman President Holdings Ltd. Holding 0.02%, Consolidated holding 50.02%.

Note 2 : Uni-President Enterprises Corp. Holding 51.67%, President Chain Store Corp. Holding 31.67%, President Natural Industrial Corp.Holding 16.66% , Consolidated holding 100.00%.

Note 3 : Uni-President Enterprises Corp.Holding 58.50%, President Chain Store Corp.Holding 3.33%, Nanlien International Corp.Holding 0.67%, Ton Yi Industrial Corp.Holding 3.33%, Consolidated holding 65.83%.

Note 4 : Uni-President Enterprises Corp.Holding 10.00% , President Natural Industrial Corp.Holding 2.08%, President Pharmaceutical Corp.Holding 2.08%, President Chain Store Corp.Holding 54.17%, Retail Support International Corp.Holding 2.50%, Consolidated holding 70.83%.

Note 5 : Uni-President Enterprises Corp.Holding 20.00% , President Chain Store Corp.Holding 60.00% , Nanlien International Corp.Holding 20.00%, Consolidated holding 100.00%.

Note 6 : Retail Support International Corp.Holding 49%, Wisdom Distribution Service Corp.Holding 20% , Uni-President Cold Chain Corp.Holding 25% , Retail Support Taiwan Corp.Holding 6%, Consolidated holding 100.00%.

Note 7 : Uni-President Enterprises Corp.Holding 20.00%, President Chain Store Corp.Holding 62.95%, Consolidated holding 82.95%.

Note 8 : Uni-President Enterprises Corp.Holding 45.00%, President Chain Store Corp.Holding 50.00%, Consolidated holding 95.00%.

Note 9 : Uni-President Enterprises Corp.Holding 61.80%, President International Development Corp.Holding 38.20%, Consolidated holding 100.00%.

Note 10 : Uni-President Enterprises Corp.Holding 20.00%, President Chain Store Corp.Holding 25.00%, Nanlien International Corp.Holding 20.00%, Consolidated holding 65.00%.

Note 11 : Uni-President Enterprises Corp.Holding 20.00%, President Chain Store Corp.Holding 80.00%, Consolidated holding 100.00%.

Note 12 : Uni-President Enterprises Corp.Holding 42.86%, President International Development Corp.Holding42.86%, President Chain Store Corp.Holding14.28%, Consolidated holding 100.00%.

Note 13 : Uni-President Enterprises Corp.Holding 24.72%, President Chain Store Corp.Holding25.87%, Consolidated holding 50.59%.

Note 14 : Uni-President Enterprises Corp.Holding 40.00%, President Chain Store Corp.Holding 60.00%, Consolidated holding 100.00%.

Note 15 : President(BVI) International Investment Holdings Ltd.Holding 39.58%, Cayman President Holdings Ltd.Holding 25.5%, Consolidated holding 65.08%.

Note 16 : Kunshan President Enterprises Food Co.,Ltd.Holding 50.00%, Wuhan President Enterprises Food Co.,Ltd.Holding 50.00%, Consolidated holding 100.00%.

Note 17 : Kai Yu (BVI) Investment Co.,Ltd.Holding 45.00%, PCS (BVI) Holdings Ltd.Holding 50.00%, Consolidated holding 95.00%.

Note 18 : Kai Yu Investment Co.,Ltd.Holding 60.00%, Ton Yi Industrial Corp.Holding 40.00%, Consolidated holding 100.00%.

Note 19 : Uni-President Enterprises Corp.Holding 43.34%, Kai Yu Investment Co.,Ltd.Holding 1.59%, President Chain Store Corp.Holding 0.21%, President International Development Corp.Holding 1.39%, Consolidated holding 46.53%.

Note 20 : Uni-President Enterprises Corp.Holding 42.18%, Nanlien International Corp.Holding 0.15%, Consolidated holding 42.33%.

Note 21 : President Chain Store Corp.Holding 30%, Nanlien International Corp.Holding 20%, Consolidated holding 50%

Note 22 : Uni-President Enterprises Corp.Holding 53.74%, President Chain Store Corp.Holding 20%, Consolidated holding 73.74%

Note 23 : Wuhan President Enterprises Food Co.,Ltd.Holding 51.00%, President Enterprises (China) Investment Co.,Ltd Holding 49.00%. Consolidated holding 100%

Note 24 : President Enterprises (China) Investment Co.,Ltd Holding 33.33%. Kai Yu (BVI) Investment Co.,Ltd.Holding 66.67%, Consolidated holding 100%

Basic Data of Affiliated Enterprises

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-In Capital	Major Business/ Production Items
Uni-President Enterprises Corp.	1967.08.25	301, Chung Cheng Rd., Yungkang City, Tainan Hsien,Taiwan	34,422,458,000	Instant Noodle, Beverage,Feeds,Flours, Dairy Products
President Global Corp.	1988.10.01	6965 Aragon Circle,Buena Park,California 90620,U.S.A.	USD5,000,000	Importing Instant Noodle and Juicy can
Ameripec Inc.	1988.10.01	6965 Aragon Circle, Buena Park,California 90620,U.S.A.	USD2,601,000	Foods manufacturing
Cayman President Holdings Ltd.	1994.01.06	Second Floor, Zephyr House, Mary Street,P.O.Box 709, George Town, Grand Cayman,Cayman Island,British West Indies.	USD118,060,000	Investment
Uni-President (Thailand) Ltd.	1994.05.17	253 Oriflame Asoke Tower,18th Floor, Soi Asoke.Sukhumvit 21 Road,North Klong Toey, Khet Wattana, Bangkok 10110	BHD870,000,000	Beverage,foods
Uni-President (Vietnam) Co.,Ltd.	1999.02.06	No.16-18, DT 743 Road, Song Than 2 Industrial Zone, Di An County, Binh Duong Province, Vietnam	USD31,000,000	Foods,Flours,Feeds,Oil
Uni-President (Philippines) Corp.	1998.07.28	Unit 2004A Phil. Stock Exchange Center,Exchange Rd.,Ortigas Center,Pasig City, Philippines	PSO20,000,000	Instant Noodle
RFM president Enterprises Corp.	2001.04.24	Unit 2004A Phil. Stock Exchange Center, Exchange Rd.,Ortigas Center, Pasig City, Philippines	PSO314,000,000	Instant Noodle
President Energy Development (Cayman) Ltd.	1996.08.06	P.O.Box 31106 SMB,Grand Cayman, Cayman Islands, British West Indies	USD40,000,000	Energy developing
President Enterprises (China) Investment Co.,Ltd.	1998.03.10	12F, A Building, No.299, Xian Xia Rd., Shanghai, P.R.C.	USD248,160,000	Investment
Shanghai President Enterprises Livestock Food Co.,Ltd.	1992.07.01	No.85,Bazi Bridge,Beidi Rd.,Shanghai, P.R.C.	USD8,000,000	Feeds
Xinjiang President Enterprises Food Co.,Ltd.	1992.01.13	No.18,Yinbin Rd., Urumoi,Xinjiang, P.R.C.	USD15,500,000	Tomato Products,Beverage,Foods
Tianjiang President Enterprises Food Co.,Ltd.	1992.06.17	No.1988,Sanhuai Rd.,Tanggu Dist.,Tianjing,P.R.C.	USD15,210,000	Flours
Chengdu President Enterprises Food Co.,Ltd.	1993.04.14	Chengdu Industrical Park For Taiwan And Foreign Investment Tianfu Town Wenjiang County,Chengdu Sichuan,P.R.C.	USD20,000,000	Instant Noodle, Beverage,Meat Products
Meishan President Feed & Oil Co.,Ltd.	1993.09.18	Xin Cun,Dongpo Town,Meishan District,Sichuan Province,P.R.C.	USD10,000,000	Feeds,Oil
Guangzhou President Enterprises Co.,Ltd.	1994.12.05	Nangangshangzhu Industrical Dist.,Yunpu Development So Huangpo,Guangzhou,Guangdong,P.R.C.	USD48,000,000	Instant Noodle, Beverage,Dairy Products
Zhongshan President Enterprises Co.,Ltd.	1995.06.14	Industrical Area,Fusa County,Zhongshan,Guangdong,P.R.C.	USD12,000,000	Aquatic Feeds,Animal Feeds,Pet Feeds
Beijing President Food Co.,Ltd.	1992.02.02	No.301,Baige Rd.,Jingchang Highway,Changpin Dist.,Beijing,P.R.C.	USD12,400,000	Instant Noodle
Wuhan President Enterprises Food Co.,Ltd.	1993.07.02	Wujiashan Economic Development Zone,Dongxihu Dist.,Wuhan,P.R.C.	USD24,200,000	Instant Noodle, Beverage,Dairy Products
Nanchang President Enterprises Co.,Ltd.	2001.05.18	No.388,Qin Shan Hu St.,Nanchang,P.R.C.	USD12,000,000	Instant Noodle, Beverage,Dairy Products
Kunshan President Enterprises Food Co.,Ltd.	1993.05.14	No.301,Qin Yang Rd.(South),Kunshan,Jiangsu,P.R.C.	USD40,000,000	Instant Noodle, Beverage,Dairy Products
Guangzhou Wang Sheng Industrical Co.,Ltd.	1999.05.06	No.1,Yong Shun Rd.,Yong He Economic Zone Getdz Zengcheng,Guangzhou,P.R.C.	RMB5,000,000	Selling
Oingdao President Feed & Livestock Co.,Ltd.	1998.04.1	Chang Ge Zhuang Town Pingdu City,Qingdao,P.R.C.	USD15,000,000	Feeds
Shenyang President Enterprises Co.,Ltd.	1995.06.15	No.15,6st,Economical & Technical Development Zone,Shengyang,P.R.C.	USD19,900,000	Instant Noodle, Beverage,Dairy Products
Hefei President Enterprises Co.,Ltd.	1998.04.23	Jinxiu Avenue,Hefei Economical & Technological Development Zone,Anhui,P.R.C.	USD10,000,000	Instant Noodle, Beverage,Dairy Products
Harbin President Enterprises Co.,Ltd.	1998.02.26	Qingdao Rd.,Comprehensive Industrical Development Section,Harbin Economic & Technological Development Zone,P.R.C.	USD15,000,000	Instant Noodle, Beverage,Dairy Products
Changjiagang President Nisshin Food Co.,Ltd.	1996.03.16	Baodao Rd.,Changjiagang Freetrade Zone,Jiangsu,P.R.C.	USD17,000,000	Oil
San Tong Wanfu(Qingdao) Food Co., Ltd.	2002.11.14	New Industrial Zone,Pingdu,Qingdao	USD12,000,000	Breeding stack, breed and cultivation of breeding birds; animal remedy; feed and feed processing
Hong Kong President Holdings Co.,Ltd.	1989.10.14	Unit 3608,36F,The Center,99 Queen's Rd.,Central,Hong Kong	USD26,749,000	Investment
Uni-President International (HK) Co.,Ltd.	1997.09.12	Unit 3608,36F,The Center,99 Queen's Rd.,Central,Hong Kong	HKD6,000,000	Trading

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
President International Trade & Investment Corp.	1990.12.27	Citco Building,Wickhams Cay P.O.Box 662,Road Town,Tortola British Virgin Island.	USD45,012,000	Investment
Tianjing President International Food Co.,Ltd.	1992.10.08	Yixingbu,Nanxiawei Street,Beichen Dist.,Tianjing,P.R.C.	USD12,450,000	Biscuits,Foods
Shanghai President International Food Co.,Ltd.	1994.06.03	No.580,Lao Hu Min Rd.,Xu Hui Dist.,Shanghai,P.R.C.	USD13,000,000	Biscuits,Foods
Uni-President (U.S.A.).Inc.	1998.11.09	331 North Vineland Avenue,City of Industry, CA 91746 U.S.A.	USD15,000,000	Instant Noodle
Kai Yu Investment Co.,Ltd.	1993.05.27	No.340,Tzu Chiang Rd.,Yungkang City,Tainan Hsien,Taiwan	3,200,000,000	Investment
Tung Ang Enterprises Corp.	1999.07.19	No.340,Tzu Chiang Rd.,Yungkang City,Tainan Hsien,Taiwan	30,000,000	Beverage
Uni-President Vender Corp.	2000.10.27	No.59,Lane 74,Niao Son 1 St.,Yungkang City,Tainan Hsien,Taiwan	25,000,000	Foods Wholesale
Kai Yu (BVI) Investment Co., Ltd.	1999.05.06	Commonwealth Trust Limited,Sealight House,Tortola,British Virgin Islands	USD51,778,000	Investment
Shanghai Songjiang President Enterprises Co.,Ltd.	1993.12.30	No.22,Minyi Rd.,Xinqiao Town,Songjiang Dist.,Shanghai,P.R.C.	USD8,000,000	Feeds
Fuzhou President Enterprises Co.,Ltd.	2001.08.01	Fuzhou Economic & Technical Development Zone,Mawei,Fuzhou,Fujian,P.R.C.	USD10,000,000	Instant Noodle, Beverage,Dairy Products
Beijing President Enterprises Drinks & Food Co.,Ltd.	2001.02.02	C Building,Dazhongfiile Village Industrial Zone,Hauirou Country,Beijing,P.R.C.	USD7,500,000	Beverage
President Coffee (Cayman) Holdings Ltd.	1999.11.16	Huntlaw Building,P.O.Box 2804,George Town,Grand Cayman,Cayman Islands	USD6,000,000	Investment
Shanghai President Coffee Co.,Ltd.	2000.03.02	2F,No.853,Hwaihai Zhong Rd.,Lu Wan Dist.,Shanghai,P.R.C.	USD4,000,000	Coffee Chain Stores
Century Quick Service Restaurant Corp.	1995.11.18	B2F,No.8,Tung Hsing Rd.,Taipei,Taiwan	390,000,000	Fast Foods
Nanlien International Corp.	1979.04.04	12F,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	1,000,000,000	Trading
Uni-President Auto Accessories Corp.	2000.06.08	4F-4,No.230,Sec.4,Jen I Rd.,Taipei,Taiwan	25,000,000	Auto Accessories Wholesale
Nella Limited.	1998.12.30	6/F TERN CTR TOWER I 237 QUEEN'S RD C C HK	HKD10,000	Trading Agent,Investment
Guangzhou Nella Ltd.	1995.07.20	3F,No.34,Da Yuan No.100,Xian Lie Zhong Rd.,Guangzhou,P.R.C.	RMB5,000,000	Selling
Tunnel International Marketing Corp.	2000.02.22	P.O.BOX 957,Offshore Incorporation Centre,Road Town,Tortpla,B.V.I.	USD20,000	Trading
Tunnel88 International Marketing Corp.	2001.10.16	P.O.BOX 957,Offshore Incorporation Centre,Road Town,Tortpla,B.V.I.	USD20,000	Trading
Wei Lien Enterprises Corp.	1992.05.07	12F,No.580,Sec.4,Jungshiau E Rd.,Taipei,Taiwan	5,000,000	Selling
Lulua Spinning & Weaving Factory Co.L.I.	1988.03.19	P.O.BOX 98 Sahab / Amman Industrial Estate , Jordon	JD 1,534,000	Dyeing and O.E.M. of PE
Cayman Nanlien Holding Ltd.	1996.09.06	P.O. BOX 31106 SMB, Grand Cayman, Cayman Islands	USD4,010,000	Investment
Lien Liang Enterprises Corp.	1996.01.04	1F,No.219,Gunghe Rd.,Chiai City,Taiwan	13,000,000	Selling
Lien Yu Enterprises Corp.	1996.06.18	1F,No.6-18,Baidi Li,Zhu Bei City,Xin Zhu Hsien,Taiwan	27,500,000	Selling
Lien Bai Enterprises Corp.	1997.07.11	12F,No.580,Sec.4,Jungshiau E Rd.,Taipei,Taiwan	48,000,000	Selling
Xin Sheng Food Corp.	1991.11.05	1F,No.5,Lane 145,Sec.4,Shinglung Rd.,Taipei,Taiwan	7,500,000	Selling
Xian Jin Food Corp.	1992.03.06	No.172,Chung Cheng Rd.,Hualien City,Hualien Hsien,Taiwan	5,000,000	Selling
Tung Chang Enterprises Corp.	2000.07.10	No.421,Ming Fu Rd.,Xin Zhu City,Taiwan	7,000,000	Selling
Tung Hsiang Enterprises Corp.	2000.05.29	2F,No.2,Lane 86,Xin Ming Rd.,Taipei,Taiwan	45,000,000	Selling
Yuan Tai Enterprises Corp.	1992.12.08	No.155,Jian Ping 15 Street,Tainan,Taiwan	5,500,000	Selling
Tung Huang Enterprises Corp.	1991.08.30	No.232,Feng Nan Rd.,Fengshan City,Kaohsiung Hsien,Taiwan	6,000,000	Selling
Tung Shun Enterprises Corp.	2000.05.23	No.125-1,Sec.2,Guangfu Rd.,Sanchung City,Taipei Hsien,Taiwan	45,000,000	Selling
Jian Hua Enterprises Corp.	1990.12.11	1F,No.71-1,Wuan St.,Pingtung City,Pingtung Hsien,Taiwan	10,000,000	Selling
Tung Shen Corp.	1996.02.08	3F,No.186,Junggung 2nd Rd.,Taichung City,Taiwan	16,000,000	Selling

Basic Data of Affiliated Enterprises (Continued)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
Tung Yi Enterprises Corp.	1993.11.08	No.143,Nan Rong Rd.,Fengshan City,Kaohsiung Hsien,Taiwan	10,000,000	Selling
Lien Song Enterprises Corp.	1998.01.07	1F,No.2-10,Alley 3,Lane 172,Jianguo N.Rd.,Changhua City,Changhua Hsien,Taiwan	15,500,000	Selling
Lien You Enterprises Corp.	1998.01.08	No.193,Jiu Ru 1 Rd.,Kaohsiung,Taiwan	17,000,000	Selling
Lien Lu Enterprises Corp.	1997.12.26	12F,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	50,000,000	Selling
Hua Zuo Corp.	1998.05.14	No.127,Guochiang 11th St.,Taoyuan City,Taoyuan Hsien,Taiwan	10,000,000	Selling
Jin Yu Enterprises Corp.	1998.06.29	No.441,Bade S.Rd.,Renwu Shiang,Kaohsiung Hsien,Taiwan	12,000,000	Selling
Tung Che Corp.	2000.05.04	2F,No.2,Lane 86,Shinming Rd.,Neihu Chiu,Taipei,Taiwan	20,000,000	Selling
Tung Xu Corp.	1999.05.04	No.127,Guochiang 11th St.,Taoyuan City,Taoyuan Hsien,Taiwan	5,000,000	Selling
Quan Jie Corp.	1998.08.11	No.122,Jianji Rd.,Chaujou Jen,Pingtung Hsien,Taiwan	10,000,000	Selling
Cheng Miao Industrial Corp.	1989.10.30	1F,No.9-8,Dungkang Rd.,I Lan City,I Lan Hsien,Taiwan	10,000,000	Selling
Chao Tung Enterprises Corp.	1998.02.09	No.10-16,Shueiguan Rd.,Niausung Shiang,Kaohsiung Hsien,Taiwan	20,000,000	Selling
Tung Huei Corp.	1995.09.18	2F,No.31,Alley 87,Lane 93,Datung St.,Tantz Shiang,Taichung Hsien,Taiwan	4,000,000	Selling
Jian Fu Food Corp.	1992.08.13	6F,No.135,Guangfu N.Rd.,Taipei,Taiwan	8,000,000	Selling
Miao Tung Food Corp.	1992.07.20	No.212-1,Haikou Li,Junan Jen,Miaoli Hsien,Taiwan	4,000,000	Selling
San Zhui Food Corp.	1992.03.23	1F,No.266,Sec.4,Jungyang N. Rd.,Taipei,Taiwan	9,000,000	Selling
Xin Ya Enterprises Corp.	1999.03.11	12F,No.86,Sanguang Rd.,Jungli City,Taoyuan Hsien,Taiwan	15,000,000	Selling
Tung Guan Egg Corp.	1997.12.31	1F,No.3,Lane 74,Yuyen Rd.,Ta Do Shiang,Taichung hsien,Taiwan	20,000,000	Processed egg Products
Tung Lien Enterprises Corp.	1992.06.01	No.252,Haian Rd.,Chian Shiang,Hualien Hsien,Taiwan	12,000,000	Selling
Union Chinese Corp.	1985.07.31	6F,No.135,Guangfu N.Rd.,Taipei,Taiwan	100,000,000	Trading
Tung Chu Enterprises Corp.	1992.05.07	2F,No.83,Dong An Rd.,Tainan City,Taiwan	30,000,000	Selling
Tung Hsiang Corp.	2000.05.20	11F,No.8,Tung Hsing Rd.,Taipei,Taiwan	80,000,000	Selling
Tung Jun International Corp.	1996.04.05	11F,No.8,Tung Hsing Rd.,Taipei,Taiwan	12,000,000	Selling
Tung Chang Enterprises Corp.	2001.10.22	1F,No.86,Lane 126,Min Tsu Rd.,Yungkang City,Tainan Hsien,Taiwan	10,000,000	Selling
Tung Yu Enterprises Corp.	2001.10.15	11F,No.8,Tung Hsing Rd.,Taipei,Taiwan	80,000,000	Selling
Tung Po Enterprises Corp.	1998.01.26	3F-1,No.275,Sec.2,Dashing W.Rd.,Taoyuan City,Taoyuan Hsien,Taiwan	15,000,000	Selling
Tung Zai Corp.	1992.12.09	1F,No.281,Yuying Rd.,Dajia Jen,Taichung Hsien,Taiwan	4,000,000	Selling
Hui Sheng Enterprises Corp.	2000.05.09	1F,No.4,Lane 121,Sec.2,Peishin Rd.,Shindian City,Taipei Hsien,Taiwan	12,000,000	Selling
Tung Li Enterprises Corp.	1996.09.23	No.71-9,Beitung Rd.,Putz City,Chiai Hsien,Taiwan	3,000,000	Selling
Liang Tung Enterprises Corp.	1999.09.09	1F,No.216-1,Chung Cheng Rd.,Putz City,Chiai Hsien,Taiwan	9,000,000	Selling
Lien Ming Enterprises Corp.	1995.04.20	No.166-1,Daren Rd.,Yungkang City,Tainan Hsien,Taiwan	13,000,000	Selling
Fu-Chun Enterprise Corp	1992.11.05	No. 515, Jianguo 3rd Rd., Dounan Jen, Yunlin, Taiwan 630, R.O.C.	3,000,000	Selling
Chieh-Yi Enterprise Corp	1992.12.26	1Fl., No. 36, Dacheng Li, Madou Jen, Tainan, Taiwan 721, R.O.C.	4,000,000	Selling
President Chain Store Corp.	1987.07.10	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	7,720,319,000	Convenience Chain Store
PCS (BVI) Holdings Ltd.	1998.07.09	Tropic Isle Building,P.O.Box 438,Road Town,Trotola,British Virgin Islands	USD46,405,000	Investment
PCS (Labuan) Holdings Ltd.	2000.10.24	Level 7(E),Main Office Tower,Financial Labuan,Jalan Merdeka,87000 Labuan,F.T. Labuan,Malaysia	USD19,910,000	Investment

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
Philippine Seven Corp.	1982.11.24	7/F The Columbia Tower, Ortigas Avenue Mandaluyong City 1501,Philippines	PS0237,938,000	Foods and Merchandise Retail
Convenience Distribution Inc.	1998.09.17	No.8 Mercury Averue Libis,Quezon City,Philippine	PS038,000,000	Distribution and Warehousing
President Drugstore Business Corp.	1995.07.27	7F,No.8,Tung Hsing Rd.,Taipei,Taiwan	198,000,000	Pharmaceutical and Skin Care Product Sales
President Direct Marketing Corp.	1995.09.18	10F,No.163,Sec.1,Keelung Rd.,Taipei,Taiwan	70,000,000	Catalog,Direct Marketing
Rui Hui Investment Corp.	1996.12.20	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	198,000,000	Investment
Capital Inventory Service Corp.	1998.04.13	1F,No.35,Lane 245,Sec.4,Bade Rd.,Taipei,Taiwan	45,494,000	Product Management Consultation
Duskin Serve Taiwan Co.,Ltd.	1994.10.28	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	300,000,000	Cleaning Supply and Sales
President Yamako Corp.	2000.10.16	6F,No.1-31,Madow-ko,Mako Li,Madow Jen,Tainan Hsien,Taiwan	65,000,000	Manufacturing and Selling of Baking Foods
Books.com Co.,Ltd.	1995.12.27	5F,No.219,Sec.1,Duenhua S.Rd.,Taipei,Taiwan	199,900,000	Books Publishing and Retail
Wisdom Distribution Service Corp.	1999.01.11	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	94,325,000	Magazine distribution
President Information Corp.	1997.08.27	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	151,800,000	Business Information Mangment
President Coffee Corp.	1997.11.03	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	198,000,000	Coffee Chain Stores
Mech-President Corp.	1991.12.09	No.67,Wang Kong Rd.,Yungkang Industrial Zone,Yungkang City,Tainan Hsien,Taiwan	330,000,000	Gas Station,Elevators
Safety Elevator Corp.	1998.10.29	6F,No.16-21,Lane 10,Chung Hwa Rd.,Yungkang City,Tainan Hsien,Taiwan	5,000,000	Installment of Elevators
Shanghai Mech-President Co.,Ltd.	2001.11.09	No.3839,Hugingping Rd.,Shanghai,P.R.C.	RMB20,667,000	Elevators
Uni-President Cold Chain Corp.	1999.01.22	No.340,Tzu Chiang Rd.,Yungkang City,Tainan Hsien,Taiwan	326,055,000	Low Temperature Distribution
President Transnet Corp.	2000.01.24	13F,No.173,Chenggung Rd.,Sanchung City,Taipei Hsien,Taiwan	900,000,000	Foods Retail and Transportation
Uni-President Oven Bakery Corp.	2000.11.20	12F,No.8,Tung Hsing Rd.,Taipei,Taiwan	180,000,000	Baking Foods
President Engineering Technology Corp.	2001.08.02	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	50,000,000	Machine Installation
President Musashino Corp.	1999.03.11	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	498,000,000	Fresh Foods Seasoning
Uni-President Takashimaya Co.,Ltd.	2001.10.08	9F,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	250,000,000	Department Store
President Technology Corp.	2001.06.29	8F,No.8,Tung Hsing Rd.,Taipei,Taiwan	50,000,000	Computer Instrument Installation
President Collect Service Co. Ltd.	2002.06.13	8F, No.8 Tung Hsing Rd., Tapiei Taiwan	15,000,000	Collect service
Uni-President Yellow Hat Corp.	2001.01.03	8F, No.8 Tung Hsing Rd., Taipei, Taiwan	190,000,000	Wholesale and retailing of automotive accessory
President Asian Enterprises Inc.	1989.10.20	Unit 8,3888 North Fraser Way Burnaby,B.C.Canada V5J 5H6	CAD16,578,000	Supermarket,Real Estate,Hotel Enterprises
President Hotel Inc.	1993.03.16	Unit 8,3888 North Fraser Way Burnaby,B.C.Canada V5J 5H6	CAD100	Hotel
President Canada Construction Inc.	1993.07.21	Unit 8,3888 North Fraser Way Burnaby,B.C.Canada V5J 5H6	CAD100	Construction
President Canada Real Estate Services Inc.	1993.12.23	Unit 8,3888 North Fraser Way Burnaby,B.C.Canada V5J 5H6	CAD100	Real Estate Services
555053 British Columbia Ltd	1997.11.27	Unit 8,3888 North Fraser Way Burnaby,B.C.Canada V5J 5H6	CAD1	Trust
Ton Yi Industrial Corp.	1969.04.14	No.837,Chung Cheng N.Rd.,Yungkang City,Tainan Hsien,Taiwan	15,347,009,000	Tin Plate Manufacturing,Tin Can Making
Tovecan Corp.	1993.01.28	No.360,Lac Long Quan St.,5th Ward 11th Dist.,Hochiminh City,Vietnam	USD3,200,000	Tin Can Making
Cayman Ton Yi Industrial Holdings Ltd.	1997.01.31	Ugland House P.O. Box 2804, George Town, Grand Cayman, Cayman Islands British West Indies	USD40,010,000	Investment
Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	1998.10.29	Ugland House P.O. Box 2804, George Town, Grand Cayman, Cayman Islands British West Indies	USD50,000	Investment
Jiangsu Ton Yi Tinplate Co.,Ltd.	1994.07.27	Tai Shan Rd.,National High-Tech Industries Zone,Wuxi,Jiangsu,P.R.C.	RMB333,765,000	Tin Plate Manufacturing

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
Mech-president(BVI) Corp.	1997.07.04	P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands	USD2,500,000	Investment
Cayman Fujian Ton Yi Industrial Holdings Ltd.	1998.10.29	Ugland House P.O. Box 2804, George Town, Grand Cayman, Cayman Islands British West Indies	USD53,000	Investment
Fujian Ton Yi Tinglate Co.,Ltd.	1995.03.31	Nanpei 2nd Rd.,Jiaomei Industry General Development District,Longhai,Fujian,P.R.C.	RMB358,085,000	Tin Plate Manufacturing
Chendu Ton Yi Industrial Packing Co.,Ltd.	1994.02.06	East Section South 2nd Rd.,Xindu Industrial Zone of Chengdu Satelite-down,P.R.C.	RMB62,668,000	Tin Can Making
Wuxi Ton Yi Industrial Packing Co.,Ltd.	1994.02.24	Tai Shan Rd.,National High-Tech Industries Zone,Wuxi,Jiangsu,P.R.C.	RMB56,990,000	Tin Can Making
Hong Kong Ton Yi Industrial Holdings Co.,Ltd.	1993.08.19	8th Floor Price,s Building, Hong Kong	USD10,000	Investment
New Dawn Enterprises Ltd.	2001.08.16	Offshore Chambers, P.O.Box 217,Apia,Western Samoa	USD190,000	Investment
Uni-President Organics Corp.	1999.01.25	1F,No.8,Lane 14,Syh Wei Rd.,Taipei,Taiwan	120,000,000	Organic Foods
President International Development Corp.	1997.10.08	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	15,000,000,000	ShoppingMall Development and Management
President(BVI) International Investment Holdings Ltd.	1998.07.07	Tropic Isle Building,P.O.Box 438,Road Town,Tortola,British Virgin Islands	USD133,023,000	Investment
Tong Shou Investment Corp.	2002.03.19	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	111,400,000	Investment
Tong Yu Investment Corp.	2002.09.03	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	260,500,000	Investment
Tong Cheng Investment Corp.	2002.03.22	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	111,400,000	Investment
Tung Li Development Corp.	1995.11.16	39F-1,No.80,Min Tsu 1st Rd.,Kaohsiung,Taiwan	4,940,000	Land Development and Design
President Life Sciences Co.,Ltd.	2000.03.14	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	1,650,000,000	Sophisticated Chemical Instruments Manufacturing
President Biosystems Co.,Ltd.	2001.08.07	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	43,000,000	R & D in Biochemistry
President Life Sciences Cayman Co.,Ltd.	2000.08.24	Huntlaw Building,P.O.Box 2804,George Town,Grand Cayman,Cayman Islands.	USD25,049,000	International Finance Holding Business
Protein Institute Inc.	2001.05.25	10101 Southwest Freeway,Suite 370 Houston,Tx 77074	USD5,000	Analysis of Protein Structure
President Medical Technologies Corp.	2000.01.13	B2F,No.8,Tung Hsing Rd.,Taipei,Taiwan	90,000,000	Sophisticated Instruments Wholesale
President Natural Industrial Corp.	1985.03.28	7F,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	120,000,000	Healthy Foods
President Baseball Term Corp.	1990.01.12	No.340,Tzu Chiang Rd.,Yungkang City,Tainan Hsien,Taiwan	30,000,000	Professional Baseball
President Pharmaceutical Corp.	1993.09.03	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	198,000,000	Distribution of Pharmaceutical Products
Tone Sang Construction Corp.	1992.01.30	No.340,Tzu Chiang Rd.,Yungkang City,Tainan Hsien,Taiwan	198,000,000	Construction
President Entertainment Corp.	1988.11.03	No.132-7,Cheng Lin,Cheng Lin Village,Yo Chin Shiang,Tainan Hsien,Taiwan	1,035,000,000	Entertainment
Tung Ho Developmwnt Corp.	1994.02.22	64, Chang An East Road Second 1.Taipei, Taiwan	865,973,000	Leisure Industry, Estate Development
Gu Hsiang Co.,Ltd	1977.10.17	64, Chang An East Road Second 1.Taipei, Taiwan	203,858,000	Leisure Industry, Estate Development
21 Century Internatiom Development Corp.	2000.06.12	64, Chang An East Road Second 1.Taipei, Taiwan	8,500,000	Leisure Industry, Estate Development
President Kikkoman Inc.	1990.05.07	No.7,Taying Village,Hsinshih Shiang,Tainan Hsien,Taiwan	120,000,000	Soybean Sauce Manufacturing
Retail Support International Corp.	1990.09.13	7F,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	200,000,000	Selling and Distribution Merchandise
Retail Support Taiwan Corp.	1997.01.12	11F-1,No.815,Sec.5,Jungshiau E. Rd.,Taipei,Taiwan	40,000,000	Selling and Distribution Merchandise
President Logistics International Co.,Ltd.	1998.02.11	No.22,Alley 2,Lane 1,Lungshiang St.,Jungli City,Taoyuan Hsien,Taiwan	100,000,000	Freight Transportation
President Fair Development Corp.	1996.05.22	4F,No.90,Chung Shan Rd.,Tainan,Taiwan	3,500,000,000	Land Development

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
President Nisshin Corp.	1990.10.23	No.301-3,Chung Cheng Rd.,Yungkang City,Tainan Hsien,Taiwan	120,000,000	Manufacturing and Selling of Oil Products
President Packaging Corp.	1994.07.20	No.1-31,Madow-ko,Mako Li,Madow Jen,Tainan Hsien,Taiwan	227,500,000	Packaging Material and Containers
Parabola Creative Inc.	1989.10.23	2F,No.27,Sec.1,Anho Rd.,Taipei,Taiwan	15,000,000	Advertising Creative
Ton Yi Pharmaceutical Corp.	1995.07.21	10F-1,No.580,Sec.4,Jungshiau E. Rd.,Taipei,Taiwan	10,000,000	Distribution of Pharmaceutical Products
Tung Yuan Corp.	1995.06.13	No.340,Tzu Chiang Rd.,Yungkang City,Tainan Hsien,Taiwan	198,000,000	Selling and Distribution Merchandise
Uni-President Dream Parks Corp.	2000.04.15	1F,No.321,Sec.2,Lin An Rd.,Tainan,Taiwan	31,000,000	Retailing of Foods and Drinks
Aimservices Uni-President Co.,Ltd.	2001.12.07	12F,No.8,Tung Hsing Rd.,Taipei,Taiwan	100,000,000	Collective Cooking
Uni-President Glass Industrial Co.,Ltd.	1999.10.27	No.36,Hsin Kong Rd.,Hsin Ying City,Tainan Hsien,Taiwan	360,000,000	Manufacturing and Selling of Glass Products
Kai Nan Investment Co.,Ltd.	2000.04.19	1F,No.340,Tzu Chiang Rd.,Yungkang City,Tainan Hsien,Taiwan	600,000,000	Investment
President Tokyo Corp.	1997.11.12	3F,No.285,Sec.3,Nanking E. Rd.,Taipei,Taiwan	200,000,000	Automobile Leasing
Pcyber.com. Co.,Ltd.	2000.04.01	2F,No.27,Sec.1,Anho Rd.,Taipei,Taiwan	65,000,000	Software,Advertisement Service

USD : NTD=1 : 34.57 HKD : NTD=1 : 4.432 RMB : NTD=1 : 4.176 BHD : NTD=1 : 0.804

PSO : NTD=1 : 0.6705 CAD : NTD=1 : 22 NTD : VND=1 : 442

Data of Commom Shareholders of Treated-As Conterolled Companies and Affiliates: None.

Business of Uni-President and Its Affiliated Enterprises

The business of Uni-President and its affiliated enterprises covers: food manufacturing, domestic trading, retail sales, service providing, merchandise distribution, investment, pharmaceutical manufacturing, import and export trading, food canister manufacturing, gas station chain, leisure services,...and so on. Business range of subsidiaries is mainly in food manufacturing & sales. Uni-President is creating best value for shareholders and customers through vertical integration and strong logistic support in manufacturing, distribution and sales channels.

Directors, Supervisors and Presidents of Affiliated Enterprises

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	Shareholding %
Uni-President Enterprises Corp.	Chairman	Wu,Shiu Chi(Representative of Taipo Investment Corp.)	30,320,000	0.88%
	Vice Chairman	Kao,Chin Yen(Representative of Kao Chuan Investment Corp.)	49,921,000	1.45%
	Managing Director	Cheng,Kao Huei	20,201,000	0.59%
	Director	Lin,Chang Sheng	29,703,000	0.86%
		Liu,Hsiu Jen	52,075,000	1.51%
		Ho,Po Ming	87,218,000	2.53%
		Wu,Ping Chih	29,777,000	0.87%
		Wu,Ying Jen	7,180,000	0.21%
		Wu,Chung Ho(Representative of San Shing Spinning Corp.)	18,680,000	0.54%
		Deng,Ruig Tse	3,277,000	0.10%
		Hou Su,Ching Chien	41,000	-
	Supervisor	Chen,Kao Keng	28,464,000	0.83%
		Kuo,Peng Chih(Representative of Chau Chih Investment Corp.)	8,819,000	0.26%
	President	Lin,Chang Sheng	29,703,000	0.86%
President Global Corp.	Chairman	Kao,Chin Yen(Representative of Uni-President Enterprises Corp.)	500,000	100.00%
	Director	Wu,Ping Chih、Wu,Su May(Representative of Uni-President Enterprises Corp.)	500,000	100.00%
	President	Wu,Ping Chih		
Ameripec Inc.	Director	Wu,Ping Chih、Wu,Su May(Representative of President Global Corp.)	3,000	100.00%
	President	Wu,Ping Chih		
Cayman President Holdings Ltd	Director	Kao,Chin Yen(Representative of Uni-President Enterprises Corp.)	118,060,000	100.00%
Uni- President (Thailand) Ltd.	Chairman	Lin,Lung Yi(Representative of Cayman President Holdings Ltd.)	87,000,000	100.00%
	Director	Lin,Chang Sheng、Hsu,Ping Yuan、Lo,Chih Hsien、Yang,Wen Lung、Hsieh,Chih Peng、Yang,De Jen (Representative of Cayman President Holdings Ltd.)	87,000,000	100.00%
	President	Yang,De Jen		
Uni-President (Vietnam) Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of Cayman President Holdings Ltd.)	NTD1,021,623,000	100.00%
	Vice Chairman	Hsu,Ping Yuan(Representative of Cayman President Holdings Ltd.)	NTD1,021,623,000	100.00%
	Director	Lin,Lung Yi、Yang,Chao、Hung,Po Chao、Lee,Hua Yang、Hsieh,Chih Peng、Cheng,Wen Chin(Representative of Cayman President Holdings Ltd.)	NTD1,021,623,000	100.00%
	President	Cheng,Wen Chin		
Uni-President (Philippines) Corp.	Chairman	Lin,Lung Yi(Representative of Cayman President Holdings Ltd.)	200,000	100.00%
	Director	Hsieh,Chih Peng、Chen,Hung Yao(Representative of Cayman President Holdings Ltd.)	200,000	100.00%
		Cua,Wilma Valdemoro		
		Nery,Mario R.		
	President	Chen,Hung Yao		
RFM President Enterorises Corp.	Chairman	Jose Ma. Concepcion III(Representative of RFM Equities,Inc.)	7,846,860	49.00%
	Vice Chairman	Lin,Lung Yi(Representative of Cayman President Holdings Ltd.)	8,167,140	51.00%
	Director	Hsu,Ping Yuan、Lo, Chih Hsien、Chen,Hung Yao(Representative of Cayman President Holdings Ltd.)	8,167,140	51.00%
		Mario Nery,Felicisimon Nacino, Nomam Uy, Reynaldo Pantangco(Representative of RFM Equities,Inc.)	7,846,860	49.00%
	President	Chen,Hung Yao		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
President Energy Development (Cayman) Ltd.	Chairman	Deng,A Hua(Representative of Cayman President Holdings Ltd.)	10,200,000	25.5%
	Director	Kao,Chin Yen、Lin,Chang Sheng、Yen,Po Ming、Hsu,Ping Yuan、Hung,Po Chao、Wu,Di Chung(Representative of Cayman President Holdings Ltd.)	10,200,000	25.5%
		Cheng,Kao Huei(Representative of Tainan Spinning (Cayman)Holding Ltd.)	2,832,800	7.08%
		Chuang,Nan Tien(Representative of Prince Housing & Development Corp.	1,700,000	4.25%
	Supervisor	Lin,Lung Yi(Representative of Cayman President Holdings Ltd.)	10,200,000	25.5%
		Lo,Chih Hsien(Representative of Kao Chuan Investment Co.,Ltd.)	2,000,000	5.00%
		Chuang,Ying Nan(Representative of Hsin Pao Textile Co.,Ltd.)	306,000	0.77%
		Wu,Chung Ho(Representative of Young Yun Investment Co.,Ltd.)	1,000,000	2.5%
	President	Wu,Di Chung		
President Enterprises (China) Investment Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of Cayman President Holdings Ltd.)	NTD8,578,799,000	100.00%
	Director	Yen,Po Ming、Hsu,Ping Yuan、Lin,Lung Yi、Chu,Kuang Nan(Representative of Cayman President Holdings Ltd.)	NTD8,578,799,000	100.00%
	President	Chu,Kuang Nan		
Shanghai President Enterprises Livestock Food Co.,Ltd.	Chairman	Wang,Shu Wei(Representative of Shanghai Foodstuff Co.,Ltd.)	NTD20,878,000	11.50%
	Vice Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD142,068,000	78.25%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Yang,Chao、Wang,Jia Chuan、Chou,Ching Mao (Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD142,068,000	78.25%
		Shen,Lung(Representative of Shanghai Foodstuff Co.,Ltd.)	NTD20,878,000	11.50%
		Yoshiyama Koichi(Representative of Mitsubishi Corp.)	NTD9,532,000	5.25%
		Huang,Ming Chih(Representative of Queen Hall Promotion Ltd.)	NTD9,078,000	5.00%
	President	Chou,Ching Mao		
Xinjiang President Enterprises Food Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD417,817,000	100.00%
	Director	Hsu,Ping Yuan、Lin,Lung Yi`Lin,Wu Chung、Yang,Shou Cheng (Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD417,817,000	100.00%
	President	Yang,Shou Cheng		
Tianjiang President Enterprises Food Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD386,698,000	94.49%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Yang,Chao、Kuo,Lung Chung(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD386,698,000	94.49%
		Chang,Guang Fu(Representative of Tianjing Grain & Oil Group Ltd.)	NTD22,550,000	5.51%
	President	Kuo,Lung Chung		
Chengdu President Enterprises Food Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD679,013,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Chang,Sheng Chi、Lin,Wu Chung(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD679,013,000	100.00%
	President	Lee,Shih Cheng		
Meishan President Feed & Oil Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD242,208,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Yang,Chao、Wang,Jia Chuan、Lin,Ming Yi、Chen,Kun Yuan(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD242,208,000	100.00%
	President	Lin,Ming Yi		
Guangzhou President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD1,668,759,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Lin,Wu Chung、Chu, Kuang Nan、Cheng, Sheng Chi、Wu I Ting(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD1,668,759,000	100.00%
	President	Wu,I Ting		
Zhongshan President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD416,493,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Wang,Jia Chuan(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD416,493,000	100.00%
	President	Wang,Wen Tsia		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
Beijing President Food Co.,Ltd.	Chairman	Shi,Zuo Zhong(Representative of Beijing Gu Chuan Flour Group)	NTD117,060,000	31.50%
	Vice Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD204,390,000	55.00%
	Director	Liu,Yu Jing、Lee,Jian Cheng、Wang,Cun Hao(Representative of Beijing Gu Chuan Flour Group)	NTD117,060,000	31.50%
		Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Chang,Sheng Chi、Huang,Chun Huan(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD204,390,000	55.00%
		Fu,Bao Lin(Representative of Beijing Huangcheng Grain & Oil Food Company)	NTD50,168,000	13.50%
	President	Huang,Chun Huan		
Wuhan President Enterprises Food Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD848,288,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Chang,Sheng Chi、Hsiao, Feng Shin(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD848,288,000	100.00%
	President	Hsiao,Fong Shih		
Nanchang President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD203,806,000	49.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD203,806,000	49.00%
	Director	Hsiao,Fong Shih、Tsai,Kun Fu(Representative of Wuhan President Enterprises Food Co.,Ltd.)	NTD212,124,000	51.00%
	President	Tsai,Kun Fu		
Kunshan President Enterprises Food Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD1,356,561,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Lin,Wu Chung、Chang,Sheng Chi(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD1,356,561,000	100.00%
	President	Wu,Fu Chang		
Guangzhou Wang Sheng Industrial Co.,Ltd.	Chairman	Chu,Kuang Nan(Representative of Kunshan President Enterprises Food Co.,Ltd.)	NTD10,440,000	50.00%
	Director	Wu,I Ting、Lee,Wen Chieh(Representative of Wuhan President Enterprises Food Co.,Ltd.)	NTD10,440,000	50.00%
	Supervisor	Yu,Chuang Wei(Representative of Kunshan President Enterprises Food Co.,Ltd.)	NTD10,440,000	50.00%
		Lee,Tsung Hsiu(Representative of Wuhan President Enterprises Food Co.,Ltd.)	NTD10,440,000	50.00%
	President	Chu,Kuang Nan		
Oingdao President Feed & Livestock Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD414,837,000	80.00%
	Director	Yen, Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Yang,Chao、Wang, Jia Chuan、Lee Wen Shu Lai, Ping Liang (Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD414,837,000	80.00%
		Chen,Duen Nan、Tsia,Moon Tsung(Representative of Escellent Investment Co.,Ltd.)	NTD103,709,000	20.00%
	President	Lee,Wen Shu		
Shenyang President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD689,750,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Chang,Sheng Chi(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD689,750,000	100.00%
	President	Wu,Ke Cheng		
Hefei President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD345,760,000	100.00%
	Director	Yen, Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Lin, Wu Chung(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD345,760,000	100.00%
	President	Hsieh,Hsin Lin		
Harbin President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD518,617,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan(Representative of President Enterprises (China) Investment Co.,Ltd.)	NTD518,617,000	100.00%
	President	Wu, Ke Cheng		
Changjiagang President Nisshin Food Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of Cayman President Holdings Ltd.)	NTD353,675,000	60.00%
	Director	Ogome Kazuo、Ichisugi Yoshihumi、Suzuki Shinichirou (Representative of Nisshin Oil Mills Corp.	NTD176,838,000	30.00%
		Lin,Lung Yi、Chu,Kuang Nan、Yang,Chao`Wu,Liang Feng、Chen,Chen Nan(Representative of Cayman President Holdings Ltd.)	NTD353,675,000	60.00%
		Kimura Masatoshi(Representative of Mitsubishi Corp.)	NTD58,946,000	10.00%
	President	Chen,Chen Nan		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
San Tong Wanfu(Quigdao)Food Co.,Ltd.	Chairman	Shi, Fu Liang (Represent of Wanfu(Quigdao)Food Co.,Ltd.)	NTD82,956,000	40.00%
	Director	Yen, Po Mang、Chu, Kuang Nan、Yang, Cha(Represent of Qingdao President Feed & Livestock Co.,Ltd.)	NTD62,217,000	30.00%
		Yokoyama Takashi、Okada Yasuki、Suzuki Tsuneo(Represent of Mitsui Co., Ltd.)	NTD55,995,000	27.00%
		Li, Zhu Rong、Li,Yan、Zhao, Zuo,Chang Xi(Represent of Wanfu(Quigdao)Food Co.,Ltd.)	NTD82,956,000	40.00%
	President	Tsai, Yu Po		
Hong Kong President Holdings Co.,Ltd.	Director	Kao,Chin Yen、Lin,Chang Sheng(Representative of Cayman President Holdings Ltd.)	207,920,000	100.00%
Uni-President International (HK) Co.,Ltd.	Director	Lin,Lung Yi、Hsu,Ping Yuan、Lo,Chih Hsien(Representative of Cayman President Holdings Ltd.)	6,000,000	100.00%
	President	Chen,Chun Rong		
President International Trade & Investment Corp.	Director	Lin,Chang Sheng(Representative of Uni-President Enterprises Corp.)	45,012,200	100.00%
Tianjing President International Food Co.,Ltd.	Chairman	Lin,Chang Sheng (Representative of President International Trade & Investment Corp.)	NTD331,608,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Lo,Chih Hsien、Kao, Lung Chung (Representative of President International Trade & Investment Corp.)	NTD331,608,000	100.00%
	President	Kao, Lung Chung		
Shanghai President International Food Co.,Ltd.	Chairman	Lin,Chang Sheng (Representative of President International Trade & Investment Corp.)	NTD461,594,000	100.00%
	Director	Yen,Po Ming、Chu,Kuang Nan、Chang,Sheng Chi、Wei,Wang Shou (Representative of President International Trade & Investment Corp.)	NTD461,594,000	100.00%
	President	Chu,Kuang Nan		
Uni-President (U.S.A.),Inc.	Chairman	Lin,Chang Sheng (Representative of President International Trade & Investment Corp.)	150,000	100.00%
	Director	Wu,Ping Chih、Liu,Mao Shen (Representative of President International Trade & Investment Corp.)	150,000	100.00%
	President	Liu,Mao Shen		
Kai Yu Investment Co.,Ltd.	Chairman	Kao,Chin Yen(Representative of Uni-President Enterprises Corp.)	320,000,000	100.00%
	Director	Lin,Chang Sheng、Yen, Po Ming (Representative of Uni-President Enterprises Corp.)	320,000,000	100.00%
	Supervisor	Lin,Lung Yi(Representative of Uni-President Enterprises Corp.)	320,000,000	100.00%
	President	Lin,Chang Sheng		
Tung Ang Enterprises Corp.	Chairman	Yang,Wen Lung(Representative of Kai Yu Investment Co.,Ltd.)	1,800,000	60.00%
	Director	Yen,Po Rong、Yu,Ying Chang(Representative of Kai Yu Investment Co.,Ltd.)	1,800,000	60.00%
		Lai,P Jen、Kuo,Wu Jen(Representative of Ton Yi Industrial Corp.)	1,200,000	40.00%
	Supervisor	Yang,Po Hsun(Representative of Kai Yu Investment Co.,Ltd.)	1,800,000	60.00%
		Chen,Feng Fu(Representative of Ton Yi Industrial Corp.)	1,200,000	40.00%
Uni-President Vender Corp.	Chairman	Yang,Wen Lung(Representative of Kai Yu Investment Co.,Ltd.)	2,500,000	100.00%
	Director	Lo,Chih Hsien、Yen,Po Rong、Hsieh,Chih Peng、Yin, Chien Li(Representative of Kai Yu Investment Co.,Ltd.)	2,500,000	100.00%
	Supervisor	Yang, Po Hsun (Representative of Kai Yu Investment Co.,Ltd.)	2,500,000	100.00%
	President	Chen, Wen Pin		
Kai Yu (BVI) estment Co.,Ltd	Director	Kao,Chin Yen(Representative of Kai Yu Investment Co.,Ltd.)	51,778,300	100.00%
Shanghai Songjiang President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of Kai Yu (BVI) Investment Co.,Ltd.)	NTD279,466,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Yang,Chao、Wang,Jia Chuan、Chou, Ching Mao (Representative of Kai Yu (BVI) Investment Co.,Ltd.)	NTD279,466,000	100.00%
	President	Chou, Ching Mao		
Fuzhou President Enterprises Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of Kai Yu (BVI) Investment Co.,Ltd.)	NTD345,652,000	100.00%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Chang,Sheng Chi (Representative of Kai Yu (BVI) Investment Co.,Ltd.)	NTD345,652,000	100.00%
	President	Wu,I Ting		100.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	Shareholding %
Beijing President Enterprises Drinks & Food Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of Kai Yu (BVI) Investment Co.,Ltd.)	NTD172,767,000	66.67%
	Director	Yen,Po Ming、Lin,Lung Yi、Chu,Kuang Nan、Lin,Wu Chung、Lee,Chun Chung (Representative of Kai Yu (BVI) Investment Co.,Ltd.)	NTD172,767,000	66.67%
	President	Lee,Chun Chung		
President Coffee (Cayman) Holdings Ltd.	Chairman	Lin,Chang Sheng(Representative of Kai Yu(BVI)Investment Co.,Ltd.)	2,700,000	45.00%
	Director	Yen,Po Ming、Tu,Te Cheng(Representative of Kai Yu(BVI)Investment Co.,Ltd.)	2,700,000	45.00%
		Hsu,Chung Jen、Chang Jen,Yun Huei、K.Y.John Hsu(Representative of PCS (BVI) Holdings Ltd.)	3,000,000	50.00%
		Man, Yiu Wong (Representative of Starbucks Coffee International Corp.)	300,000	5.00%
Shanghai President Coffee Co.,Ltd.	Chairman	Lin,Chang Sheng(Representative of President Coffee (Cayman) Holdings Ltd.)	NTD140,000,000	100.00%
	Director	Yen,Po Ming、Hsu,Ping Yuan、Tu,Te Cheng、Hsu,Chung Jen、Chang Jen,Yun Huei、K.Y.John Hsu、Man Yiu Kwong(Representative of President Coffee (Cayman) Holdings Ltd.) Zhong,Jia Su	NTD140,000,000	100.00%
	President	K.Y.John Hsu		
Century Quick Service Restaurant Corp.	Chairman	Deng,A Hua	39,000	0.10%
	Director	Lin,Chang Sheng、Lin,Lung Yi、Hsu, Chung Jen、Huang,Xian Yan、Yang,Fu Shan、Chen,Rui Tang、Hsieh,Chien Nan(Representative of Kai Yu Investment Co.,Ltd.)	29,250,000	75.00%
		Tseng,Wen Lung	19,500	0.05%
		Liu,Shu Hsin	1,950,000	5.00%
	Supervisor	Yin,Chien Li(Representative of Kai Yu Investment Co.,Ltd.)	29,250,000	75.00%
	President	Huang,Kun Lin		
Nanlien International Corp.	Chairman	Lee,Tong Liang(Representative of Uni-President Enterprises Corp.)	99,999,380	99.99%
	Director	Lin,Chang Sheng、Lin,Lung Yi、Yen,Po Ming、Hsu,Chung Jen、Zhong,Qing Zong、Yen,Po Rong、Huang,Xian Yan、Lo, Chih Hsien、Tu,Ju Ken(Representative of Uni-President Enterprises Corp.)	99,999,380	99.99%
	Supervisor	Su,Chung Ming(Representative of Uni-President Enterprises Corp.)	99,999,380	99.99%
	President	Tu,Ju Ken		
Uni-President Auto Accessories Corp.	Chairman	Lee,Tong Lian(Representative of Nanlien International Corp.)	2,500,000	100.00%
	Director	Tu,Ju Ken、Liao, Wen Pin、Tsai,Jing Ming(Representative of Nanlien International Corp.)	2,500,000	100.00%
	Supervisor	Xiao, Jian(Representative of Nanlien International Corp.)	2,500,000	100.00%
	President	Tsai,Jing Ming		
Nella Limited		Lee,Tong Liang(Representative of Nanlien International Corp.)	998	100.00%
	Director	Tu,Ju Ken(Representative of Nanlien International Corp.)	998	100.00%
	President	Lee,Jing Sheng		
Guangzhou Nella Ltd.	Chairman	Yen,Po Ming(Representative of Nella Limited)	400,000	80.00%
	Director	Yai,Shui Xing、Lin,Li Zhong(Representative of Nella Limited)	400,000	80.00%
Tunnel International Marketing Corp.	Director	Lee,Tong Liang、Tu,Ju Ken(Representative of Nella Limited)	20,000	100.00%
Wei Lien Enterprises Corp.	Chairman	Yen,Po Ming(Representative of Nanlien International Corp.)	500,000	100.00%
	Director	Wu,Su Chuan、Tu,Ju Ken(Representative of Nanlien International Corp.)	500,000	100.00%
	Supervisor	Tsai,Jing Ming(Representative of Nanlien International Corp.)	500,000	100.00%
	President	Tu,Ju Ken		
Lulua Spinning & Weaving Factory Co. L. I.	Chairman	Lee,Tong Liang	NTD68,810,000	97.00%
	President	Lee,Jing Sheng		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
Cayman Nanlien Holding Ltd.	Director	Lee,Tong Liang、Tu,Ju Ken(Representative of Nella Limited)	4,010,000	100.00%
Tunnel88 International Corp	Director	Lee,Tong Liang、Tu,Ju Ken(Representative of Nella Limited)	20,000	100.00%
Lien Liang Enterprises Corp.	Chairman	Tu,Ju Ken (Representative of Nanlien International Corp.)	1,300,000	100.00%
	Director	Wu,Su Chuan、Huang,Ke Hsiu (Representative of Nanlien International Corp.)	1,300,000	100.00%
	Supervisor	Xiao,Jian(Representative of Nanlien International Corp.)	1,300,000	100.00%
	President	Wang,Gao Yuan		
Lien Yu Enterprises Corp.	Chairman	Lin, Cheng Ta (Representative of Nanlien International Corp.)	1,400,000	50.91%
	Director	Wang,Shuo Jie、Chen,Rui Huang(Representative of Nanlien International Corp.)	1,400,000	50.91%
		Hsien, Tai Dong	125,000	4.55%
		Guan, Te Ji	225,000	8.18%
		Deng,Su Yue	250,000	9.09%
	Supervisor	Wang,Kuo Ru	93,750	3.41%
	President	Lin,Guo Qiang		
Lien Bai Enterprises Corp.	Chairman	Tu,Ju Ken(Representative of Nanlien International Corp.)	4,800,000	100.00%
	Director	Huang, Ke Hsiu、Wu, Su Chuan(Representative of Nanlien International Corp.)	4,800,000	100.00%
	Supervisor	Xiao,Jian(Representative of Nanlien International Corp.)	4,800,000	100.00%
	President	Lin, Gui Xing		
Xin Sheng Food Corp.	Chairman	Lee,Hong Bin(Representative of Nanlien International Corp.)	377,175	50.29%
	Director	Zhao,Hai Feng、Tsai,Ching Te、Tsai,Jing Ming(Representative of Nanlien International Corp.)	377,175	50.29%
		Lin,Pi Hui	14,250	1.90%
		Hong,Rui Lin	60,375	8.05%
	Supervisor	Qiu,Quion Hua	27,825	3.71%
	President	Fang,xian Tang		
Xian Jin Food Corp.	Chairman	Xiao,Jun Wei(Representative of Nanlien International Corp.)	400,000	80.00%
	Director	Wu,Rong Man、Chen,Ming Mao、Tsai,Jing Ming(Representative of Nanlien International Corp.)	400,000	80.00%
	Supervisor	Hsu,Kuo Shung	2,000	0.40%
	President	Kao,Mao Lin		
Tung Chang Enterprises Corp.	Chairman	Guo,Li Li	209,995	30.00%
	Director	Chang,Qi Guang、Wei,Jin Chang、Wang,Guo Long(Representative of Nanlien International Corp.)	490,000	70.00%
		Yang,Shui Lin	1	-
		Guo,Ming De	1	-
	Supervisor	Tian,Jia Xing(Representative of Nanlien International Corp.)	490,000	70.00%
	President	Liu,Wei Xun		
Tung Hsiang Enterprises Corp.	Chairman	Lo,Chih Hsien(Representative of Nanlien International Corp.)	2,295,000	51.00%
	Director	Wei,Jian Sheng、Xie,Mu Shan、Liao,Wen Bin(Representative of Nanlien International Corp.)	2,295,000	51.00%
		Lee,Tong Liang、Chen,Ling(Representative of Huei Tung Investment Corp.)	1,000,000	22.22%
		Hsu,Rui Cheng(Representative of Huei Tung Enterprises Corp.)	440,000	9.78%
	Supervisor	Hsu,Jun Xiang	90,000	2.00%
	President	Liu, Yu Rui		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	Shareholding %
Yuan Tai Enterprises Corp.	Chairman	Shen,Ming Gan (Representative of Nanlien International Corp.)	280,500	51.00%
	Director	Lee,Rui Chun、Shau,Hsu Dong(Representative of Nanlien International Corp.)	280,500	51.00%
		Kao,Cheng Yi	63,250	11.50%
		Kao,Shu Min	87,250	15.86%
		Yu,Su Zhen	55,000	10.00%
	Supervisor	Zhuang,Long Lin(Representative of Nanlien International Corp.)	280,500	51.00%
	President	Guo,Tai Ran		
Tung Huang Enterprises Corp.	Chairman	Lee,Hong Ping(Representative of Nanlien International Corp.)	420,000	70.00%
	Director	Hu,Xiu Ping	40,000	6.67%
		Dai,Ri Sheng、Shen,Ming Gan、Huang,Yu Ming、Feng,Jin Ming(Representative of Nanlien International Corp.)	420,000	70.00%
	Supervisor	Huang,Shu May	100,000	16.67%
	President	Xie,Huan Xian		
Tung Shun Enterprises Corp.	Chairman	Lo,Chih Hsien(Representative of Nanlien International Corp.)	2,925,000	65.00%
	Director	Shen,Ming Gan、Tsai,Shi Kai、Liao,Wen Bin(Representative of Nanlien International Corp.)	2,925,000	65.00%
		Huang,Zheng Cun	405,000	9.00%
		Chang,Zheng Zhi	20,000	0.44%
	Supervisor	Bai,Zhi Lie	180,000	4.00%
	President	Chen,Zhi Ming		
Jian Hua Enterprises Corp.	Chairman	Dai,Ri Sheng (Representative of Nanlien International Corp.)	610,000	61.00%
		Huang,Ke Hsiu、Zheng,Pei Lin、Yang,Wen Lung、Yang,Chung Zhi(Representative of Nanlien International Corp.)	610,000	61.00%
	Director	Pan,Shi Feng	110,000	11.00%
		Ma,Chueng Tai	110,000	11.00%
		Xu,Cui Xiu	80,000	8.00%
	Supervisor	Hsieh,Kun Li	20,000	2.00%
	President	Wu,Hong Chang		
Tung Shen Corp.	Chairman	Chen,Jing Hao(Representative of Nanlien International Corp.)	1,599,976	100.00%
	Director	Liao,Wen Bin、Chen,Rui Chung(Representative of Nanlien International Corp.)	1,599,976	100.00%
	Supervisor	Wang, Shih Cheng(Representative of Nanlien International Corp.)	1,599,976	100.00%
	President	Lee, Xin Da		
Tung Yi Enterprises Corp.	Chairman	Shen,Ming Gan(Representative of Nanlien International Corp.)	510,000	51.00%
	Director	Dai,Ri Sheng、Feng,Jin Ming(Representative of Nanlien International Corp.)	510,000	51.00%
		Wang,Shi Jie(Representative of Da Jie Enterprises Corp.)	239,998	24.00%
		Fu,Rui Feng(Representative of Shou Feng Food Corp.)	249,998	25.00%
	Supervisor	Lee,Hong Bin(Representative of Nanlien International Corp.)	510,000	51.00%
	President	Chang,Wen Shing		
Lien Song Enterprises Corp.	Chairman	Tu,Ju Ken(Representative of Nanlien International Corp.)	1,550,000	100.00%
	Director	Huang,Ke Hsiu、Wu,Su Chuan(Representative of Nanlien International Corp.)	1,550,000	100.00%
	Supervisor	Xiao,Jian(Representative of Nanlien International Corp.)	1,550,000	100.00%
	President	Liu,Jun Yao		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Lien You Enterprises Corp.	Chairman	Tu,Ju Ken(Representative of Nanlien International Corp.)	1,699,994	100.00%
	Director	Huang,Ke Hsiu、Wu,Su Chuan(Representative of Nanlien International Corp.)	1,699,994	100.00%
	Supervisor	Xiao,Jian(Representative of Nanlien International Corp.)	1,699,994	100.00%
	President	Ong,Da Qin		
Lien Lu Enterprises Corp.	Chairman	Huang,Ke Hsiu(Representative of Nanlien International Corp.)	5,000,000	100.00%
	Director	Wu,Su Chuan、Yang,Wen Lung、Yen,Po Rong、Tu,Ju Ken、Chang,Qi Guang(Representative of Nanlien International Corp.)	5,000,000	100.00%
	Supervisor	Tsai,Jing Ming(Representative of Nanlien International Corp.)	5,000,000	100.00%
	President	Huang,Ke Hsiu		-
Hua Zuo Corp.	Chairman	Huang,Chin Hao	399,999	40.00%
	Director	Mao,Feng Yi、Su,Zhi Hong、Tsai,Shi Kai、Liao,Wen Bin(Representative of Nanlien International Corp.)	599,996	60.00%
	Director	Wei,Xin Fang	1	-
	Supervisor	Chen,Ming Kuo(Representative of Nanlien International Corp.)	599,996	60.00%
	President	Chien, Sung Jin		
Jin Yu Enterprises Corp.	Chairman	Dai, Ri Sheng (Representative of Ing Jirg Enterprises Corp.)	1,080,000	90.00%
	Director	Lee,Rui Chun、Chen,Mao Lin、Liao,Wen Bin、Mao, Feng Yi、Luo, Qiu Tian、Chen,Rui Chung(Representative of Nanlien International Corp.)	1,080,000	90.00%
	Supervisor	Zhuang,Wen Zhi	120,000	10.00%
	President	Yang,QiuXiang		
Tung Che Enterprises Corp.	Chairman	Chen,Rui Chung(Representative of Nanlien International Corp.)	1,999,994	100.00%
	Director	Mao,Feng Yi、Luo,Qiu Tian、Wei,Jin Chang、Sun,Guo Zhong(Representative of Nanlien International Corp.)	1,999,994	100.00%
	Supervisor	Wei,Jian Sheng(Representative of Nanlien International Corp.)	1,999,994	100.00%
	President	Wang,Guo Long		
Tung Xu Corp.	Chairman	Wang,Shuo Jie(Representative of Nanlien International Corp.)	424,995	85.00%
	Director	Sun,Guo Zhong、Su,Ju Li、Tian,Jia Xing、Wu,De Xiang、Tsai,Ching Te(Representative of Nanlien International Corp.)	424,995	85.00%
	Supervisor	Zheng,Jun Lan	75,000	15.00%
	President	Xong,Zhen Xiang		
Quan Jie Corp.	Chairman	Lai,Cui Fen	10,100	1.01%
	Director	Zheng,Pei Lin、Yu,Ying Chang、Tu,Ju Ken、Chang,Rong Tai(Representative of Nanlien International Corp.)	400,000	40.00%
		Tsai,Wen Rong	200,000	20.00%
	Supervisor	Wang,Zhi Fang	100	-
	President	Wang, Yun Chih		
Cheng Miao Industrial Corp.	Chairman	Lin,Cheng Ta(Representative of Nanlien International Corp.)	360,000	36.00%
	Director	Chen,Rui Huang、Qiu,Hong Liang(Representative of Nanlien International Corp.)	360,000	36.00%
		Tsai,Chung Xiong	200,000	20.00%
	Supervisor	Hsieh,Lian Huo	200,000	20.00%
	President	Wu, Cheng Hsiu		
Chao Tung Enterprises Corp.	Chairman	Lee,Tong Liang(Representative of Huei Tung Enterprises Corp.)	760,000	38.00%
	Director	Tu,Ju Ken、Tsai,Jing Ming、Dai, Ri Sheng、Yen,Po Rong (Representative of Nanlien International Corp.)	940,000	47.00%?
		Lain,Jian Guo (Representative of Huei Tung Enterprises Corp.)	760,000	38.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
	Supervisor	Hsu,Rui Cheng(Representative of Huei Tung Enterprises Corp.)	760,000	38.00%
		Lee,Su Duan(Representative of Lien Chen Food Corp.)	100,000	5.00%
	President	Xie,Ming Gang		
Tung Huei Corp.	Chairman	Chung,Huei Xiong	120,000	30.00%
	Director	Tseng,Chang Huan、Chen,Ming Sheng、Shen,Jien Sen、Chang,Qi Guang(Representative of Nanlien International Corp.)	196,000	49.00%
		Chung Su,Chin Shing	20,000	5.00%
	Supervisor	Shen,Ming Gan(Representative of Nanlien International Corp.)	196,000	49.00%
	President	Shen,Shang Lang		
Jian Fu Food Corp.	Chairman	Chen,Ling	160,000	20.00%
	Director	Xie,Mu Shan、Tsai,Jing Ming、Lin,Cheng Ta、Shen,Ming Gan(Representative of Nanlien International Corp.)	360,000	45.00%
		Hsu,Rui Cheng(Representative of Chang Kuen Construction Corp.)	20,000	2.50%
		Lee,Tong Liang	160,000	20.00%
	Supervisor	Pi,Jian Kuo(Representative of Huei Tung Investment Corp.)	80,000	10.00%
	President	Lu,Xue Zhong		
Miao Tung Food Corp.	Chairman	Wang,Shi Hong(Representative of Nanlien International Corp.)	136,000	34.00%
	Director	Hong,Cheng Zheng、Lee,Hong Bin、Wu,Su Chuan(Representative of Nanlien International Corp.)	136,000	34.00%
		Hsieh,Cheng Wen	12,000	3.00%
		Hsieh,Tai Yang	60,000	15.00%
		Zhang,Xiu Yu	55,000	13.75%
	Supervisor	Lin,Wen Xun	72,000	18.00%
	President	Wang,Yong Meng		
San Zhui Food Corp	Chairman	Lin,Cheng Ta(Representative of Nanlien International Corp.)	270,000	30.00%
	Director	Xiao,Jian、Lee,Hong Bin(Representative of Nanlien International Corp.)	270,000	30.00%
		Lin,Ming Tsan	117,000	13.00%
		Bai,Zhi Lie	108,000	12.00%
	Supervisor	Chiang,Te Shin	117,000	13.00%
	President	Huang, Chin Ming		
Xin Ya Enterprises Corp.	Chairman	Lo,Chih Hsien(Representative of Nanlien International Corp.)	690,000	46.00%
	Director	Tu,Ju Ken、Lee,Hong Bin`Wei,Jian Sheng(Representative of Nanlien International Corp.)	690,000	46.00%
		Su,Lan Ying	45,000	3.00%
		Hsu,Ming Yan	120,000	8.00%
	Supervisor	Chen,Chou May	225,000	15.00%
	President	Fu,Rong Kuang		
Tung Guan Egg Corp.	Chairman	Liang,Reng Feng (Representative of Nanlien International Corp.)	2,000,000	100.00%
	Director	Jiang,Yue Zong、Guo,Jun Lin、Liu,Chang Jian、Zhang,Qi Quang (Representative of Nanlien International Corp.	2,000,000	100.00%
	Supervisor	Chai,Charge Jei(Representative of Nanlien International Corp.)	2,000,000	100.00%
	President	Kuan,Jen Fong		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Liang Tung Enterprises Corp.	Chairman	Lin,Rong Mao	175,000	25.00%
	Director	Xie,Zhi Peng、Guo,Zhi Heng、Yen,Po Ming (Representative of Nanlien International Corp.)	405,000	45.00%
	Supervisor	Lin,Kai Ren	80,000	8.89%
	President	Kao,Long Xi		
Tung Lien Enterprises Corp.	Chairman	Yu,Ying Chang(Representative of Nanlien International Corp.)	480,000	40.00%
	Director	Zhang,Ying Han	451,990	37.67%
		Chen,Rui Huang、Chen,Jin Ren、Xie,Zhi Peng(Representative of Nanlien International Corp.)	480.000	40.00%
		Zhan,Yong Tian	168,000	14.00%
	Supervisor	Zhang,Ying Hui	2,000	0.17%
	President	Chang,Xiu Ying		
Union Chinese Corp.	Chairman	Lee,Tong Liang	750,000	7.50%
	Vice Chairman	Yen,Po Rong(Representative of Chang Kun Construction Co.,Ltd.)	8,048,000	80.48%
	Director	Lin,Chang Sheng、Tu,Ju Ken(Representative of Nanlien International Corp.)	8,048,000	80.48%
		Yen,Po Rong(Representative of Chang Kuen Construction Corp.)	600,000	6.00%
		Yen,You Feng	200,000	2.00%
	Supervisor	Tsai,Jing Ming(Representative of Nanlien International Corp.)	8,048,000	80.48%
	President	Shen,Wei De		
Tung Chu Enterprises Corp.	Chairman	Yan,Po Rong (Representative of Nanlien International Corp.)	1,530,000	51.00%
	Director	Lee,Su Rong、Yen,Po Ming、Chen,Yu Que (Representative of Xin-Tung Enterprise Corp.)	623,700	20.79%
		Shen,Ming Gan、Chen,Qian Zhang、Tu,Ju Ken (Representative of Nanlien International Corp.)	1,530,000	51.00%
		Guo,Zheng Yi (Representative of Yuan-Xin Enterprise Corp.)	214,600	7.15%
		Chen,Si Liang (Representative of Huang-Yi Enterprise Corp.)	258,600	8.62%
	Supervisor	Lai,Sen Tai (Representative of Lian-Ming Enterprise Corp.)	107,000	3.57%
		Dai,Ri Sheng (Representative of Nanlien International Corp.)	1,530,000	51.00%
	President	Lee,Rui Jun		
Fu-Chun Enterprises Corp.	Chairman	Huang,Qing Zhen (Representative of Nanlien International Corp.)	300,000	100.00%
	Director	Zhang,Fang Rui、Chen,Zheng Yi、Cheng,Rui Huang (Representative of Nanlien International Corp.)	300,000	100.00%
	Supervisor	Chen,Huan Zhang (Representative of Nanlien International Corp.)	300,000	100.00%
	President	Chen,Jin Xiang		
Chieh-Yi Enterprises Corp.	Chairman	Huang,Zhao Kai (Representative of Nanlien International Corp.)	400,000	100.00%
	Director	Zhang,Fang Rui、Zhuang,Long Lin、Feng,Jing Ming(Representative of Nanlien International Corp.)	400,000	100.00%
	Supervisor	Guo,Zhi Hong (Representative of Nanlien International Corp.)	400,000	100.00%
	President	Tsai,Kun Lun		
Tung Hsiang Corp.	Chairman	Yen,Po Rong (Representative of Nanlien International Corp.)	7,999,994	100.00%
	Director	Chen,Jia Heng、Wang,Rui Sheng、Chen,Qian Zhang、Tu,Ju Ken (Representative of Nanlien International Corp.)	7,999,994	100.00%
	Supervisor	Xie,Mu Shen (Representative of Nanlien International Corp.)	7,999,994	100.00%
	President	Chen,Chong Fa		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
Tung Jun International Corp.	Chairman	Zeng,Chang Hang (Representative of Nanlien International Corp.)	1,199,994	100.00%
	Director	Guo,Jun Lin、Shen,Jian Sen、Jiang,Yue Zong、Zhang,Qi Quang (Representative of Nanlien International Corp.)	1,199,994	100.00%
	Supervisor	Su,You Li (Representative of Nanlien International Corp.)	1,199,994	100.00%
	President	Tang,Jie		
Tung Chang Enterprises Corp.	Chairman	Liang,Reng Feng (Representative of Nanlien International Corp.)	999,994	100.00%
	Director	Guo,Jun Linn、Jiang,Yue Zong、Zhang,Qi Quqng (Representative of Nanlien International Corp.)	999,994	100.00%
	Supervisor	Wu,Rong Man (Representative of Nanlien International Corp.)	999,994	100.00%
	President	Bao,Qi Cheng		
Tung Yu Enterprises Corp.	Chairman	Lin,Cheng Ta (Representative of Nanlien International Corp.)	5,960,000	74.50%
	Director	Zhou,Wang,Jin Yue	200,000	2.50%
		Lin,Xi Lu	150,000	1.88%
		Xu,Jan Xiang	300,000	3.75%
		Tu,Ju Ken (Representative of Nanlien International Corp.)	5,960,000	74.50%
		Zheng,Tian Quan	300,000	3.75%
		Xu,Shui Yuan	240,000	3.00%
		Xu,Ming Feng	220,000	2.75%
	Supervisor	Yen,Po Rong (Representative of Nanlien International Corp.)	5,960,000	74.50%
	President	Chen,Bao Han		
Lien Ming Enterprises Corp.	Chairman	Lai,Sen,Tai	377,000	29.00%
	Director	Chen,Jia Hwng、Zheng,Pei Lin、Shen,Wei De (Representative of Nanlien International Corp.)	520,000	40.00%
		Lai,Teng Xong	156,000	12.00%
	Supervisor	Wu,Mei Zhen	91,000	7.00%
	President	Guo,Zhi Hao		
Tung Po Enterprises Corp.	Chairman	Lin,Cheng Ta (Representative of Nanlien International Corp.)	600,000	40.00%
	Director	Zhou,Guo Shun	300,000	20.00%
		Deng,Wen Bang	300,000	20.00%
		Xiao,Jian、Chen,Ming Guo、Wang,Rui Sheng (Representative of Nanlien International Corp.)	600,000	40.00%
	Supervisor	Chen,Chou Mei	300,000	20.00%
	President	Wu,Ji Quan		
Tung Zai Corp.	Chairman	Huang Jiang,Xiu Zhen	40,000	10.00%
	Director	Wang,Shi Cheng、Wu,Su Chuan、Luo,Qiu Tian、Wang,Tai Yuan (Representative of Nanlien International Corp.)	136,000	34.00%
		Jiang,Ghao Feng	116,000	29.00%
		Jiang,Cong Ming	79,990	20.00%
	Supervisor	Huang,Zheng Zong	10	-
	President	Chen,Yong Rui		
Hui Sheng Enterprises Corp.	Chairman	Xiao,Jun Wei (Representative of Nanlien International Corp.)	1,200,000	100.00%
	Director	Lao,Qiu Tain、Zhang,Qi Quang (Representative of Nanlien International Corp.)	1,200,000	100.00%
	Supervisor	Yan,Yi Zheng (Representative of Nanlien International Corp.)	1,200,000	100.00%
	President	Lee,Zheng An		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	Shareholding %
Tung Li Enterprises Corp.	Chairman	Chen,Ming Mao (Representative of Nanlien International Corp.)	120,000	40.00%
	Director	Wu,Su Cheng、Chen,Huan Zhang (Representative of Nanlien International Corp.)	120,000	40.00%
		Zeng,Kun Mao	45,000	15.00%
	Supervisor	Su,Ren Yang	30,000	10.00%
	President	Wu,Cong He		
President Chain Store Corp.	Chairman	Kao,Chin Yen(Representative of Uni-President E nterprises Corp.)	344,236,064	44.59%
	Director	Lin, Chang Sheng、Yen,Po Ming、Lin,Lung Yi、Hsu,Chung Jen、Huang, Xian Yan、Lo, Chih Hsien(Representative of Uni-President Enterprises Corp.)	344,236,064	44.59%
		Tsuei, Jung(Representative of Far Eastern Air Transport Corp.)	189,862	0.02%
		Huang, Tsing Yuan(Representative of Wei Heng Co., Ltd.)	1,494,981	0.19%
	Supervisor	Tu, Te Cheng(Representative of Uni-President E nterprises Corp.)	344,236,064	44.59%
	President	Hsu,Chung Jen	17,294	-
PCS (BVI) Holdings Ltd.	Chairman	Kao, Chin Yen(Representative of President Chain Store Corp.)	46,405,437	100.00%
PCS (Labuan) Holdings Ltd.	Director	PCS (BVI) Holdings Ltd.	19,910,000	100.00%
Philippine Seven Corp.	Chairman	Vicente T. Pationo	24,380,550	10.28%
	Director	Hsu, Chung Jen、Ye, Yong Siang、Hsieh, Chien Nan、Chen, Rui Tang、Chen, Fu Tang、Wu, Kuo Hsuan(Representative of PCS (Labuan) Holdings Ltd.)	119,575,008	50.40%
		Diana P. Agular(Representative of Asian Holdings Corp.)	29,208,750	12.31%
		Jorge L. Araneta(Representative of Progressive Development Corp.)	20,163,080	8.50%
		Manuel U. Agustines(Representative of Agus Philippine Holdings Corp.)	4,912,178	2.07%
		Alfredo C. Ramos(Representative of Anglo Philippine Holdings Corp.)	4,333,380	1.83%
	President	Yeh, Yung Shiang	1	
Convenience Distribution Inc.	Chairman	Yeh, Yung Shiang(Representative of Philippine Seven Corp.)	3,800,000	100.00%
	Director	Jose Victor P. Pationo、Chun-Pei Liu、Maaaie T. JAO、Eduardo P. Bataclan (Representative of Philippine Seven Corp.)	3,800,000	100.00%
	President	Jose Victor P. Pationo		
President Drugstore Business Corp.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	19,800,000	100.00%
	Director	Lin, Yung Yi、Chung, Mao Chia、Tsai Du Chuan、Lai, Nan Pei、Hsieh Chien Nan (Representatives of President Chain Store Corp.)	19,800,000	100.00%
	Supervisor	Lin,Wen Ching (Representative of President Chain Store Corp.)	19,800,000	100.00%
	President	Tsai,Du Chuan		
President Direct Marketing Corp.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	7,000,000	100.00%
	Director	Lin,Chang Sheng、Hsieh,Po Chung、Chen,Rui Tang、Lai,Nan Pei、Hsieh,Chien Nan、Tseng,Farn Bing (Representative of President Chain Store Corp.)	7,000,000	100.00%
	Supervisor	Chen,Fu Tang (Representative of President Chain Store Corp.)	7,000,000	100.00%
	President	Tseng,Farn Bing		
Rui Hui Investment Corp.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	19,800,000	100.00%
	Director	Hsieh,Chien Nan、Wu,Kuo Hsuan、Hsieh,Po Chung、Lai,Nan Pei、Chang Jen,Yun Huei (Representative of President Chain Store Corp.)	19,800,000	100.00%
	Supervisor	Huang,Chien Li (Representative of President Chain Store Corp.)	19,800,000	100.00%
	President	Hsu,Chung Jen		
Capital Inventory Service Corp.	Chairman	Hsu,Chung Jen(Representative of President Chain Store Corp.)	4,549,380	100.00%
	Director	Hsieh,Chien Nan、Wu,Kuo Hsuan、Huang,Chien Li、Wang,Wen Kuei、Lai,Nan Pei (Representative of President Chain Store Corp.)	4,549,380	100.00%
	Supervisor	Chen,Fu Tang(Representative of President Chain Store Corp.)	4,549,380	100.00%
	President	Wang,Wen Kuei		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Duskin Serve Taiwan Co.,Ltd.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	15,299,995	51.00%
	Director	Hsieh,Chien Nan 、Huang,Chien Li 、Chen,Rui Tang (Representative of President Chain Store Corp.)	15,299,995	51.00%
		Yoichi Ito 、Komai Teruo 、Okai Kazuo 、Ohkuma Keisuke (Representative of Duskin Co.,Ltd.)	14,700,000	49.00%
	Supervisor	Lin,Wen Ching (Representative of President Chain Store Corp.)	15,299,995	51.00%
		Hiroshi Yamagishi(Representative of Duskin Co.,Ltd.)	14,700,000	49.00%
	President	Okai Kazuo		
President Yamako Corp.	Chairman	Hsu,Chung Jen(Representative of President Chain Store Corp.)	3,315,500	51.00%
	Director	Chang Jen, Yun Huei 、Wu, Kao Hsuang 、Chen,Jung Wu(Representative of President Chain Store Corp.)	3,315,500	51.00%
		Shiraha Kiyoshi 、Tanaka Shuichi(Representative of Yamako Co.,Ltd.)	2,599,999	40.00%
		Yoshiaki Satoh (Representative of Mitsubishi Corp.)	325,000	5.00%
	Supervisor	Chen, Rui Tang (Representative of President Chain Store Corp.)	3,315,500	51.00%
		Mizuno Yoshihiko (Representative of Yamako Co.,Ltd.)	2,599,999	40.00%
	President	Chen,Jung Wu		
Books.com Co.,Ltd.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	10,000,000	50.03%
	Director	Chen,Rui Tang 、Hsieh,Po Chung 、Yang, Yen Sen (Representative of President Chain Store Corp.)	10,000,000	50.03%
		Chan, Hung Chin (Representative of Clever Investment Co.,Ltd.)	363,000	1.82%
		Lin,Pi Jung	2,081,000	10.41%
		Terry Chang	1,579,000	7.93%
	Supervisor	Chen,Fu Tang (Representative of President Chain Store Corp.)	10,000,000	50.03%
		Lin,Li Ching (Representative of Clever Investment Co.,Ltd.)	363,000	1.82%
	President	Terry Chang	1,579,000	7.93%
Wisdom Distribution Service Corp.	Chairman	Hsu,Chung Jen(Representative of President Chain Store Corp.)	9,432,540	100.00%
	Director	Lai,Nan Pei 、Wu,Kuo Hsuan 、Hsieh,Chien Nan 、Hsieh,Po Chung 、Chen,Rui Tang (Representative of President Chain Store Corp.)	9,432,540	100.00%
	Supervisor	Chen,Fu Tang (Representative of President Chain Store Corp.)	9,432,540	100.00%
	President	Hsieh, Po Chung		
President Information Corp.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	8,222,500	54.17%
	Director	Lai,Nan Pei 、Hsieh, Chien Nan (Representative of President Chain Store Corp.)	8,222,500	54.17%
		Huang, Xian Yan (Representative of Uni-President Enterprises Corp.)	1,518,000	10.00%
		Hsu, Chin Pin (Representative of Retail Support International Corp.)	379,500	2.50%
		Chang, Ting Ming (Representative of Q-Ware Systems & Service Corp.)	1,518,000	10.00%
		Chuang,Nan Tien (Representative of Prince Housing & Development Corp.)	1,518,000	10.00%
		Chen,Jian Wen (Representative of Grand Commercial Bank)	759,000	5.00%
	Supervisor	Wang,Hao Tang (Representative of President Chain Store Corp.)	8,222,500	54.17%
	President	Lai,Nan Pei		
President Coffee Corp	Chairman	Lin,Chang Sheng (Representative of Uni-President Enterprises Corp.)	8,910,000	45.00%
	Director	Huang,Xian Yan (Representative of Uni-President Enterprises Corp.)	8,910,000	45.00%
		Hsu,Chung Jen 、Chang Jen,Yun Huei 、K.Y.John Hsu (Representative of President Chain Store Corp.)	9,900,000	50.00%
		Man Yiu Kwong (Representative of Starbucks Coffee International Corp.)	990,000	5.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
	Supervisor	Tu,Te Cheng(Representative of Uni-President Enterprises Corp.)	8,910,000	45.00%
		Maslen Peter(Representative of Starbucks Coffee International Corp.)	990,000	5.00%
	President	K.Y.John Hsu		
Mech-President Corp.	Chairman	Fang,Yi Liang	203,861	0.62%
	Director	Lin,Chang Sheng、Lin,Lung Yi (Representative of Uni-President Enterprises Corp.)	6,600,000	20.00%
		Hsu,Chung Jen、Huang,Chien Li、Hsieh, Chien Nan、Wu, Kuo Hsuan、Liu,Ming Jao (Representative of President Chain Store Corp.)	20,774,890	62.95%
		Shen,Sung Yi (Representative of Da Ya Cable Corp.)	2,291,637	6.94
	Supervisor	Lin, Wen Ching (Representative of President Chain Store Corp.)	20,774,890	62.95%
	President	Liu,Ming Jao	236,813	0.72%
Safety Elevator Corp.	Chairman	Wong, Chang Ming(Representative of Mech-President Corp.)	500,000	100.00%
	Director	Liu, Ming Jao、Wang, Yin Yu、Huang, Long Cai、Chen, Ming Cong、Syue, Yu Ren (Representative of Mech-President Corp.)	500,000	100.00%
	Supervisor	Cheng, Chun Yi (Representative of Mech-President Corp.)	500,000	100.00%
	President	Wong,Chang Ming		
Shanghai Mech-President Co.,Ltd.	Chairman	Liu,Ming Jao(Representative of Mech-President (BVI) Corp.)	NTD86,762,000	100.00%
	Director	Huang,Jung Tsai、Cheng, Chun Yi (Representative of Mech-President (BVI) Corp.)	NTD86,762,000	100.00%
Mech-president(BVI)Corp.	Director	Liu,Ming Jao (Representative of Mech-President Corp.)	2,500,000	100.00%
Uni-President Cold Corp.	Chairman	Lin,Lung Yi(Representative of Uni-President Enterprises Corp.)	6,521,090	20.00%
	Director	Lo,Chih Hsien(Representative of Uni-President Enterprises Corp.)	6,521,090	20.00%
		Lee,Tong Liang、Tu,Ju Ken (Representative of Nanlien International Corp.)	6,521,090	20.00%
		Hsu,Chung Jen、Wu,Kuo Hsuan、Hsieh,Chien Nan、Hsu, Chin Pin、Chen, Dong Ho (Representative of President Chain Store Corp.)	19,563,272	60.00%
	Supervisor	Chen, Rui Tang (Representative of President Chain Store Corp.)	19,563,272	60.00%
	President	Chen,Dong Ho		
President Transnet Corp.	Chairman	Lin,Chang Sheng(Representative of Uni-President Enterprises Corp.)	18,000,000	20.00%
	Director	Lin,Lung Yi(Representative of Uni-President Enterprises Corp.)	18,000,000	20.00%
		Hsu, Chung Jen、Lai, Nan Pei、Kawada Hiroshi、Huang, Chien Li、Hsieh, Chien Nan、Wu, Kuo Hsuan、Lo Chin Hsien (Representative of President Chain Store Corp.)	72,000,000	80.00%
	Supervisor	Lin, Wen Ching、Yin, Chien Li (Representative of Uni-President Enterprises Corp.)	72,000,000	80.00%
	President	Kawada Hiroshi		
Uni-President Oven Bakery Corp.	Chairman	Lin,Chang Sheng (Representative of Uni-President Enterprises Corp.)	7,200,000	40.00%
	Director	Hsu, Chung Jen、Hsieh, Chien Nan、Chen, Rui Tang、Zheng, Jen Shau (Representative of President Chain Store Corp.)	10,800,000	60.00%
		Lin, Lung Li、Huang, Xian Yan (Representative of Uni-President Enterprises Corp.)	7,200,000	40.00%
	Supervisor	Chen, Fu Tang (Representative of President Chain Store Corp.)	10,800,000	60.00%
	President	Zheng, Jen Shau		
President Engineering Technology Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	3,499,995	70.00%
	Director	Hsieh, Chien Nan、Wu, Kuo Hsuan、Huang, Chien Li、Yokomuro Isao (Representative of President Chain Store Corp.)	3,499,995	70.00%
		akahashi Hajime、Tadenuma Akira (Representative of Sanden Corp.)	1,500,000	30.00%
	Supervisor	Lin,Wen Ching (Representative of President Chain Store Corp.)	3,499,995	70.00%
		Tsukada Masataka(Representative of Sanden Corp.)	1,500,000	30.00%
	President	Yokomuro Isao		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
President Musashino Corp.	Chairman	Hsu, Chung Jen (Representative of President Chain Store Corp.)	29,880,000	60.00%
	Director	Wu, Kuo Hsuan、Chen, Dong Ho、Huang, Chien Li (Representative of President Chain Store Corp.)	29,880,000	60.00%
		Yukio Kobayashi、Ishimasa Katsuyuki (Representative of Musashino Corp.)	14,940,000	30.00%
		Lin,Chang Chi (Representative of Asia Frozen Food Corp.)	4,980,000	10.00%
	Supervisor	Chen, Rui Tang (Representative of President Chain Store Corp.)	29,880,000	60.00%
		Taguchi Takeshige (Representative of Musashino Corp.)	14,940,000	30.00%
	President	Ishimasa Katsuyuki		
Uni-President Takashimaya Co.,Ltd.	Chairman	Kao, Chin Yen (Representative of President Chain Store Corp.)	12,499,997	50.00%
	Director	Lin, Chang Sheng、Hsu,Chung Jen、Ye, Chih Chung (Representative of President Chain Store Corp.)	12,499,997	50.00%
		Hitoshi Hanehira、Akiyoshi Iida、Machida Kenji (Representative of Akashimaya Co.,Ltd.)	12,499,997	50.00%
		Shinichi Hagiwara	1	-
	Supervisor	Tseng,Farn Bing (Representative of President Chain Store Corp.)	12,499,997	50.00%
		Joji Matsuoka	12,499,997	50.00%
	President	Shinichi Hagiwara	1	-
President Technology Corp.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	5,000,000	100.00%
	Director	Lee, Chih Ming、Hsieh, Chien Nan、Lai, Nan Pei、Huang, Chien Li、Wang, Wen Kuei、Hsieh, Po Chung (Representative of President Chain Store Corp.)	5,000,000	100.00%
	Supervisor	Chen, Fu Tang (Representative of President Chain Store Corp.)	5,000,000	100.00%
	President	Lee, Chih Ming		
President Collect Service Co., Ltd.	Chairman	Lin, Chang Sheng (Representative of President Chain Store Corp.)	1,050,000	70.00%
	Director	Kuniyuki Koshijima、Kawada Hiroshi (Representative of Yamato Transport Co., Ltd.)	450,000	30.00%
		Hsu, Chung Jen、Lo Chin Hsien、Hsieh, Chien Nan、Hung, Jin Gu (Representative of President Chain Store Corp.)	1,050,000	70.00%
	Supervisor	Toshizo Kurisu (Representative of Yamato Transport Co., Ltd.)	450,000	30.00%
		Lin, Lung Yi (Representative of President Chain Store Corp.)	1,050,000	70.00%
	President	Kawada Hiroshi		
Uni-President Yellow Hat Corp.	Chairman	Hsu, Chung Jen (Representative of President Chain Store Corp.)	5,700,000	30.00%
	Director	Liu, Ming Jao、Hsieh, Chien Nan (Representative of President Chain Store Corp.)	5,700,000	30.00%
		Tu, Ju Ken (Representative of Nanlien International Corp)	3,799,999	20.00%
		Hiroshi Ninomiya、Shimizu Katsutaro (Representative of Yellow Hat)	5,795,000	30.50%
		Takeyoshi Ide、Osamu Onuma (Representative of Itochu Corp.)	2,755,000	14.50%
	Supervisor	Tokutomi Akira (Representative of Nanlien International Corp)	5,795,000	30.50%
		Tsai, Jing Ming (Representative of Nanlien International Corp)	3,799,999	20.00%
	President	Shimizu Katsutaro		
President Asian Enterprises Inc.	Director	Jack Lee (Representative of President Canada Syndicates Inc.)	NTD182,108,000	50.00%
		Vivien L.J.Lin (Representative of Uni-President Enterprises Corp.)	NTD182,108,000	50.00%
	President	Jack Lee		
President Hotel Inc.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	NTD2,000	100.00%
President Canada Construction Inc.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	NTD2,000	100.00%
President Canada Real Estate Services Inc.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	NTD2,000	100.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
555053 British Columbia Ltd.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	-	100.00%
Ton Yi Industrial Corp.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	665,147,874	43.34%
	Director	Liang, Shing Chi、Lin, Chang Sheng、Yang, Wen Lung (Representative of Uni-President Enterprises Corp.)	665,147,874	43.34%
		Chen, Rui Chsin (Representative of China Development Industrial Bank)	62,048,794	4.04%
		Keiji Kwwata (Representative of Tomen Corp.)	81,877,011	5.34%
		Chen, Tao Hiong	1,211,381	0.08%
		Chen, Chang Jin	4,533,723	0.30%
		Kao Lai, Huan	2,389,867	0.16%
	Supervisor	Lin, Lung Yi (Representative of Uni-President Enterprises Corp.)	665,147,874	43.34%
		Chang, Tsung Hsien	1,090,381	0.07%
	President	Liang, Shing Chi	4,600,119	0.30%
Tovecan Corp.	Chairman	Liang, Shing Chi (Representative of Ton Yi Industrial Corp.)	NTD56,172,000	51.00%
	Director	Lin, Sen Yuan、Y.Fujii(Representative of Ton Yi Industrial Corp.)	NTD56,172,000	51.00%
		K.Eto (Representative of Tomen Corp.)	NTD29,312,000	26.36%
		Pham Khac Quynh、Nguyen Van Lai (Representative of Vietnam National Vegetable And Fruit Corporation)	NTD25,176,000	22.64%
	President	Y.Fujii		
Cayman Ton Yi Industrial Holdings Ltd.	Chairman	Liang, Shing Chi (Representative of Ton Yi Industrial Corp.)	NTD1,390,348,000	100.00%
	Director	Chen, Chih Chung、Chen,Feng Fu (Representative of Ton Yi Industrial Corp.)	NTD1,390,348,000	100.00%
Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	Chairman	Liang, Shing Chi (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,528,000	87.93%
	Director	Chen, Chih Chung (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,528,000	87.93%
		Hu, Pei Lian (Representative of Asian Corporation Partner Fund)	NTD210000	12.07%
Jiangsu Ton Yi Tinglate Co.,Ltd.	Chairman	Liang, Shing Chi (Representative of Cayman Jiangsu Ton Yi Industrial Holdings Ltd.)	NTD1,161,027,000	82.86%
	Director	Chen, Chih Chung、Lin, Sen Yuan、Yang, Chin Shing、Hsu, Chin Cheng (Representative of Cayman Jiangsu Ton Yi Industrial Holdings Ltd.)	NTD1,161,027,000	82.86%
		Mitsuharu Sakamoto (Representative of Kawasaki Stell Corp.)	NTD80,008,000	5.71%
Cayman Fujian Ton Yi Industrial Holdings Ltd.	Chairman	Liang, Shing Chi (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,636,000	88.58%
	Director	Chen, Chih Chung (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,636,000	88.58%
		Hu, Pei Lian (Representative of Asian Corporation Partner Fund)	NTD211,000	11.42%
Fujian Ton Yi Tinglate Co.,Ltd.	Chairman	Liang, Shing Chi (Representative of Cayman Fujian Ton Yi Industrial Holdings Ltd.)	NTD1,256,450,000	83.58%
	Director	Chen, Chih Chung、Lin,Sen Yuan、Chyn, Yah Yii (Representative of Cayman Fujian Ton Yi Industrial Holdings Ltd.)	NTD1,256,450,000	83.58%
		K.Eto (Representative of Tomen Corp.)	NTD115,152,000	7.66%
Chendu Ton Yi Industrial Packing Co.,Ltd.	Chairman	Liang, Shing Chi (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD263,089,000	100.00%
	Director	Lin, Sen Yuan、Lai, P Jen、Hsu, Chin Cheng、Chen, Feng Fu (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD263,089,000	100.00%
Wuxi Ton Yi Industrial Packing Co.,Ltd	Chairman	Liang, Shing Chi(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD239,252,000	100.00%
	Director	Lin,Sen Yuan、Lai P Jen、Hsu,Chin Cheng、Chen,Feng Fu(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD239,252,000	100.00%
Hong Kong Ton Yi Industrial Holdings Co.,Ltd.	Chairman	Liang, Shing Chi (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD348,000	100.00%
	Director	Chen, Feng Fu (Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD348,000	100.00%
New Dawn Enterprises Ltd.	Chairman	Chen, Feng Fu (Representative of Ton Yi Industrial Corp.)	NTD6,603,000	100.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES: %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Uni-President Organics Corp.	Chairman	Lin, Lung Yi (Representative of Uni-President Enterprises Corp.)	6,200,000	51.67%
	Director	Lo, Chih Hsien、Hsu, Ping Yuan、Huang, Xian Yan、Lee,Hua Yang (Representative of Uni-President Enterprises Corp.)	6,200,000	51.67%
		Sasaki Ryuichi (Representative of President Natural Industrial Corp.)	2,000,000	16.66%
		Hsieh,Chien Nan、Chen,Rui Tang、Tsai,Du Chuan (Representative of President Chain Store Corp.)	3,800,000	31.67%
	Supervisor	Yin, Chien Li (Representative of Uni-President Enterprises Corp.)	6,200,000	51.67%
	President	Chiu,Jin Tsai		
President International Development Corp.	Chairman	Kao,Chin Yen (Representative of Uni-President Enterprises Corp.)	877,500,000	58.50%
	Director	Lin,Chang Sheng、Yen,Po Ming、Lee,Tong Liang、Lin,Lung Yi、Yang,Chao、Tu,Te Cheng、Huang,Xian Yan、Yang,Wen Lung (Representative of Uni-President Enterprises Corp.)	877,500,000	58.50%
		Cheng, Kao Huei、Ho,Po Ming (Representative of Tainan Spinning Corp.)	135,000,000	9.00%
		Chuang, Nan Tien (Representative of Prince Housing & Development Corp.)	95,000,000	6.33%
		Lee, Guo Dung (Representative of Universal Cement Corp.)	50,000,000	3.33%
		Huang, Yi Sheng (Representative of TTET Union Corp.)	20,000,000	1.33%
		Deng, Ruig Tse (Representative of Canking Investment Corp.)	20,000,000	1.33%
		Wu, Chung Ho (Representative of San Shing Spinning Co.,Ltd.)	15,000,000	1.00%
		Hsu, Chung Jen (Representative of President Chain Store Corp.)	50,000,000	3.33%
		Liang, Shing Chi (Representative of Ton Yi Industrial Corp.)	50,000,000	3.33%
		Lo, Chih Hsien (Representative of Kao Chuan Investment Co.,Ltd.)	20,000,000	1.33%
		Ye, Chih Chung (Representative of Tung Li Investment Corp.)	20,000,000	1.33%
		Lin, Yi Sheng (Representative of Nan Fan Building Corp.)	45,000,000	3.00%
	Supervisor	Chen, Jen Chin (Representative of Prince Housing & Development Corp.)	95,000,000	6.33%
		Yin, Chien Li (Representative of Uni-President Enterprises Corp.)	877,500,000	58.50%
	President	Kao, Chin Yen		
President(BVI) International Investment Holdings Ltd.	Director	Kao, Chin Yen (Representative of President International Development Corp.)	133,023,000	100.00%
Tung Li Development Corp.	Chairman	Kao, Chin Yen (Representative of President International Development Corp.)	247,000	49.96%
	Director	Lin, Chang Sheng、Chuang, Nan Tien (Representative of President International Development Corp.)	247,000	49.96%
	Supervisor	Ye, Yi Chen (Representative of Fongtai Engineering & Development Co.,Ltd.)	39,000	7.99%
	President	Ye, Chih Chung	93,000	18.98%
President Life Sciences Co.,Ltd.	Chairman	Kao, Chin Yen (Representative of President International Development Corp.)	165,000,000	100.00%
	Supervisor	Lin, Chang Sheng、Chuang, Nan Tien、Cheng, Kao Huei、Lee, Hua Yang、Lai, Po Hsun、Hary W.Chan (Representative of President International Development Corp.)	165,000,000	100.00%
	Supervisor	Tu, Te Cheng (Representative of President International Development Corp.)	165,000,000	100.00%
	President	Lai, Po Hsun		
President Biosystems Co.,Ltd.	Chairman	Lin, Chang Sheng (Representative of President Life Sciences Co.,Ltd.)	4,000,000	93.02%
	Director	Lin, Lung Yi、Lee, Hua Yang、Chuang,Nan Tien、Lai,Po Hsun (Representative of President Life Sciences Co.,Ltd.)	4,000,000	93.02%
		Hsiao, Shih Yu	300,000	6.98%
	Supervisor	Tu, Te Cheng (Representative of President International Development Corp.)	4,000,000	93.02%
	President	Lai, Po Hsun		
President Life Sciences Cayman Co.,Ltd.	Director	Kao,Chin Yen (Representative of President Life Sciences Co.,Ltd.)	13,529,000	100.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
Protein Institute Inc.	Chairman	Dr.Por Lai (Representative of President Life Sciences Cayman Co.,Ltd.)	3,700,000	70.88%
	Director	Dr.Rowen Chang	500,000	9.58%
		Dr.F.Murad	100,000	1.92%
Tong Cheng Investment Corp.	Chairman	Kao,Chin Yen (Representative of President International Development Corp.)	11,140,000	100.00%
	Director	Lin,Chang Sheng、Lin,Lung Yi (Representative of President International Development Corp.)	11,140,000	100.00%
	Supervisor	Tu,Te Cheng (Representative of President International Development Corp.)	11,140,000	100.00%
Tong Shou Investment Corp.	Chairman	Kao,Chin Yen (Representative of President International Development Corp.)	11,140,000	100.00%
	Director	Lin,Chang Sheng、Lin,Lung Yi(Representative of President International Development Corp.)	11,140,000	100.00%
	Supervisor	Tu,Te Cheng (Representative of President International Development Corp.)	11,140,000	100.00%
Tong Yu Investment Corp.	Chairman	Kao, Chin Yen (Representative of President International Development Corp.)	26,050,,000	100.00%
	Director	Lin, Chang Sheng、Lin,Lung Yi (Representative of President International Development Corp.)	26,050,,000	100.00%
	Supervisor	Tu, Te Cheng (Representative of President International Development Corp.)	26,050,,000	100.00%
President Medical Technologies Corp.	Chairman	Lin, Chang Sheng(Representative of President International Development Corp.)	4,500,000	50.00%
	Director	Lee, Hua Yang、Kuo,Huaw Chiu (Representative of President International Development Corp.)	4,500,000	50.00%
		Gordon M.Olsen、Wu,Wei De`Olivia Ho (Representative of Pacific Republic Capital)	4,500,000	50.00%
	Supervisor	Yin, Chien Li (Representative of President International Development Corp.)	4,500,000	50.00%
	President	Kuo, Huaw Chiu		
President Fair Development Corp.	Chairman	Kao, Chin Yen (Representative of Uni-President Enterprises Corp.)	150,000,000	42.86%
	Director	Lin, Chang Sheng、Lin,Lung Yi、Hsu, Chung Jen (Representative of Uni-President Enterprises Corp.)	150,000,000	42.86%
		Ye, Chih Chung、Chuang, Nan Tien、Tu,Te Cheng (Representative of President International Development Corp.)	150,000,000	42.86%
	Supervisor	Yin, Chien Li (Representative of Uni-President Enterprises Corp.)	150,000,000	42.86%
President Natural Industrial Corp.	Chairman	Lin,Chang Sheng (Representative of Uni-President Enterprises Corp.)	8,981,995	74.85%
	Director	Hsu, Ping Yuan、Lee, Hua Yang、Chen, Rui Chung、Yen, Po Rong、Huang, Xian Yan、Hsu, Chin Yan (Representative of Uni-President Enterprises Corp.)	8,981,995	74.85%
		Sasaki Ryuichi、Hashimoto Yukio (Representative of Naturally Yours Co.,Ltd.)	1,350,000	11.25%
		Tokue Shinsuke (Representative of Mitsubishi Corp.)	960,000	8.00%
	Supervisor	Yin, Chien Li (Representative of Uni-President Enterprises Corp.)	8,981,995	74.85%
		Okumura Toshiyuki (Representative of Mitsubishi Corp.)	960,000	8.00%
	President	Sasaki Ryuichi		
President Baseball Term Corp.	Chairman	Lin,Chang Sheng (Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	Vice Chairman	Lee, Tong Liang (Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	Director	Lin, Lung Yi、Hsu, Ping Yuan、Yang,Ming Chin (Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	Supervisor	Yang, Po Hsun(Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	President	Hsu, Che Hui		
President Pharmaceutical Corp.	Chairman	Lin, Chang Sheng (Representative of Uni-President Enterprises Corp.)	10,640,494	53.74%
	Director	Lee, Hua Yang、Chung,Mao Chia (Representative of Uni-President Enterprises Corp.)	10,640,494	53.74%
		Wu,Ping Chih (Representative of Taipo Investment Corp.)	1,980,000	10.00%
		Lin, Tian Mao、Wu,Chung Cheng (Representative of Tung Rui Investment Corp.)	382,199	1.93%
		Tsai, Du Chung、Hsu, Chung Jen (Representative of Preident Chain Store Corp.)	3,960,000	20.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
	Supervisor	Lin, Lung Yi (Representative of Uni-President Enterises Corp.)	10,640,494	53.74%
	President	Chung,Mao Chia		
Tone Sang Construction Corp.	Chairman	Lee, Tong Liang (Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Director	Lin, Chang Sheng、Lin, Lung Yi、Hsu, Ping Yuan、Chen, Ming Shan、Liao, Ben Yung (Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Supervisor	Yang, Po Hsun (Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	President	Liao, Ben Yung		
President Entertainment Corp.	Chairman	Lee, Tong Liang (Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
	Vice Chairman	Chen, Fu Shou (Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
	Director	Kao,Chin Yen、Lin,Chang Sheng、Lin,Lung Yi (Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
		Chuang,Nan Tien、Ho,Po Ming、Lo, Chih Hsien、Ye, Chih Chung (Representative of President International Development Corp.)	39,533,599	38.20%
	Supervisor	Yin,Chien Li(Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
President Kikkoman Inc.	Chairman	Yuzabuyo Mogi (Representative of Kikkoman Corp.)	6,000,000	50.00%
	Vice Chairman	Lin,Chang Sheng (Representative of Uni-President Enterprises Corp.)	6,000,000	50.00%
	Director	Mitsuo Someya、Kaichiyo Someya、Rintome Baba、Mogi Yoshiyuki (Representative of Kikkoman Corp.)	6,000,000	50.00%
		Yen,Po Ming、Lin,Tsung Ming、Chen,Rui Chung、Yi,Chien Jen (Representative of Uni-President Enterprises Corp.)	6,000,000	50.00%
	Supervisor	Kazuo Sekine (Representative of Kikkoman Corp.)	6,000,000	50.00%
		Lin, Lung Yi (Representative of Uni-President Enterprises Corp.)	6,000,000	50.00%
	President	Yi, Chien Jen		
Retail Support International Corp.	Chairman	Hsu, Chung Jen(Representative of Uni-President Enterprises Corp.)	4,999,997	25.00%
	Director	Lin,Lung Yi、Hung, Xian Yan (Representative of Uni-President Enterprises Corp.)	4,000,000	20.00%
		Hsieh, Chien Nan(Representative of President Chain Store Corp.)	4,999,997	25.00%
		Tsunao Kijima、Komori Yutaka (Representative of Mitsubishi (Taiwan) Corp.)	3,000,000	15.00%
		Haneda Hiroshi (Representative of Ryoshoku Ltd.)	2,000,000	10.00%
		Tu,Ju Ken (Representative of Nanlien International Corp.)	4,000,000	20.00%
	Supervisor	Tokue Shinsuke (Representative of Mitsubishi (Taiwan) Corp.)	2,000,000	10.00%
		Chen, Rui Tang (Representative of President Chain Store Corp.)	4,999,997	25.00%
	President	Hsu, Chin Pin		
Uni-President Glass Industrial Co.,Ltd.	Chairman	Lin, Lung Yi (Representative of Uni-President Enterprises Corp.)	36,000,000	100.00%
	Director	Hsu, Ping Yuan、Lin, Tsung Ming、Tu, Ju Ken、Wang, Ya Sheng (Representative of Uni-President Enterprises Corp.)	36,000,000	100.00%
	Supervisor	Yin, Chien Li (Representative of Uni-President Enterprises Corp.)	36,000,000	100.00%
	President	Wang,Ya Sheng		
Retail Support Taiwan Corp.	Chairman	Hsieh, Chien Nan (Representative of Retail Support International Corp.)	2,040,000	51.00%
	Director	Komori Yutaka、Hsu, Chin Pin (Representative of Retail Support International Corp.)	2,040,000	51.00%
		Lin, Ming Fang (Representative of FSG Co.,Ltd.)	1,176,000	29.40%
		Huang, Wei Yu (Representative of Grand Fountain Co.,Ltd.)	784,000	19.60%
	Supervisor	Huang, Li Tai (Representative of Retail Support International Corp.)	2,040,000	51.00%
		Cheng, Yueh Kuei (Representative of Grand Fountain Co.,Ltd.)	784,000	19.60%
	President	Lin, Ming Fang		-

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding	
			Shares	%
President Logistics International Co.,Ltd	Chairman	Hsieh,Chien Nan(Representative of Retail Support International Corp.)	4,900,000	49.00%
	Director	Hsu,Chin Pin、Peng,Hsieh Shou、Wu,San Hsien(Representative of Retail Support International Corp.)	4,900,000	49.00%
		Chen,Dong Ho(Representative of Uni-President Cold Chain Corp.)	2,500,000	25.00%
		Hsieh,Po Chung、Qiu,Te Chi(Representative of Wisdom Distribution Service Corp.)	2,000,000	20.00%
		Lin,Ming Fang(Representative of Retail Support Taiwan Corp.)	600,000	6.00%
	Supervisor	Huang,Li Tai(Representative of Retail Support International Corp.)	4,900,000	49.00%
		Su,Kun Pin(Representative of Uni-President Cold Chain Corp.)	2,500,000	25.00%
	Presidentan	Peng,Hsieh Shou		
President Nisshin Corp	Chairman	Ogome Kazuo(Representative of Nisshin Oil Mills,Ltd.)	5,280,000	44.00%
	Vice Chairman	Lin,Chang Sheng(Representative of Uni-President Enterprises Corp.)	6,120,000	51.00%
	Director	Akitani Joukei、Negishi Hironori、Ebata Susumu、Yasuda Tooru (Representative of Nisshin Oil Mills,Ltd.)	5,280,000	44.00%
		Lin,Lung Yi、Yang,Chao、Chen,Chen Nan、Wu,Liang Feng(Representative of Uni-President Enterprises Corp.)	6,120,000	51.00%
	Supervisor	Ho Rid Yoshindri (Representative of Nisshin Oil Mills,Ltd.)	5,280,000	44.00%
		Chu,Kuang Nan (Representative of Uni-President Enterprises Corp.)	6,120,000	51.00%
	President	Wu,Liang Feng		
President Packaging Corp.	Chairman	Hsu,Chung Jen (Representative of President Chain Store Corp.)	5,885,280	25.87%
	Director	Hsieh,Chien Nan (Representative of President Chain Store Corp.)	5,885,280	25.87%
		Lee,Jun Hsiao、Lee,Ruei Tse、Lee,Ruei Chin、Lai,Yong Yuan (Representative of Yihrong Investment Corp.)	4,610,524	20.27%
		Hsieh,Chih Peng、Chen,Ming Shan (Representative of Uni-President Enterprises Corp.)	5,623,007	24.72%
	Supervisor	Yang,Po Hsun (Representative of Uni-President Enterprises Corp.)	5,623,007	24.72%
	President	Lee,Ruei Chin		
Parabola Creative Inc.	Chairman	Lo,Chih Hsien (Representative of Uni-President Enterprises Corp.)	900,000	60.00%
	Director	Hsieh,Chih Peng、Yang, Wen Lung、Yan,Ming Chin、Lee, Ho Beng (Representative of Uni-President Enterprises Corp.)	900,000	60.00%
		Sekiguchi Tsuneo、Osugi Shinkichi、Chen,Teng Pang、Lin, Sheng Wen (Representative of Kuohua Inc.)	600,000	40.00%
	Supervisor	Yin, Chien Li (Representative of Uni-President Enterprises Corp.)	900,000	60.00%
	President	Tsai,Ching Kuo		
Ton Yi Pharmaceutical Corp.	Chairman	Lin,Chang Sheng(Representative of Uni-President Enterprises Corp.)	510,000	51.00%
	Director	Lee,Hua Yang、Hsu,Chung Jen、Tsai,Du Chung(Representative of Uni-President Enterprises Corp.)	510,000	51.00%
		Wu,Ping Chih(Representative of Taipo Investment Corp.)	100,000	10.00%
		Kuo,Huaw Chiu、Wu,Chung Cheng(Representative of Tung Rui Investment Corp.)	389,998	39.00%
	Supervisor	Lin,Tian Mao(Representative of Tung Rui Investment Corp.)	389,998	39.00%
	President	Chung,Mao Chia		
Tung Yuan Corp	Chairman	Chen,Qian Chang(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Director	Yen,Po Rong、Hsien,Chih Peng、Yang,Wen Lung(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Supervisor	Yang,Po Hsun(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	President	Chen,Qian Chang		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD; SHARES; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	Shareholding %
Uni-President Dream Parks Corp.	Chairman	Lin,Chang Sheng (Representative of Uni-President Enterprises Corp.)	3,100,000	100.00%
	Director	Yen,Po Ming、Hsu,Chung Jen、Lo,Chih Hsien、Huang,Xian Yan、Yang,Ming Chin (Representative of Uni-President Enterprises Corp.)	3,100,000	100.00%
	Supervisor	Lin,Lung Yi (Representative of Uni-President Enterprises Corp.)	3,100,000	100.00%
	President	Yan,Ming Chin		
Kai Nan Investment Co.,Ltd.	Chairman	Kao,Chin Yen (Representative of Uni-President Enterprises Corp.)	60,000,000	100.00%
	Director	Lin,Chang Sheng、Yen,Po Ming (Representative of Uni-President Enterprises Corp.)	60,000,000	100.00%
	Supervisor	Lin,Lung Yi (Representative of Uni-President Enterprises Corp.)	60,000,000	100.00%
	President	Lin,Chang Sheng		
Aimservices Uni-President Co.,Ltd.	Chairman	Huang,Xian Yan (Representative of Uni-President Enterprises Corp.)	5, ,000,000	50.00%
	Director	Lee,Hua Yang、Chen,Ming Shan(Representative of Uni-President Enterprises Corp.)	5, ,000,000	50.00%
		Kenichiro Sekiya、Hiroshi Horikawa(Representative of AIM Service)	3,000,000	30.00%
		Toshio Yamamura (Representative of Mitsui Co.,Ltd.)	1,500,000	15.00%
		Tsai,Chi Fu (Representative of Mitsui Co.(Taiwan),Ltd.)	500,000	5.00%
	Supervisor	Yin,Chien Li (Representative of Uni-President Enterprises Corp.)	5,000,000	50.00%
		Satoshi Ichikawa (Representative of Mitsui Co.(Taiwan),Ltd.)	500,000	5.00%
	Director	Su,Shin Ten		
President Tokyo Corp.	Chairman	Kozake Yoichi (Representative of Tokyo Leasing Co.,Ltd.)	9,800,000	49.00%
	Director	Fujino Toru (Representative of Tokyo Leasing Co.,Ltd.)	9,800,000	49.00%
		Lin,Chung Sheng (Representative of President Investment Corp.)	4,950,000	24.75%
		Lin,Chang Sheng (Representative of Uni-President Enterprises Corp.)	4,200,000	21.00%
	Supervisor	Wu,Jing Yuan (Representative of President Investment Corp.)	4,950,000	24.75%
	President	Lin,Chung Sheng		
Pcyber.com. Co.,Ltd.	Chairman	Lo,Chih Hsien(Representative of Uni-President Enterprises Corp.)	6,500,000	100.00%
	Director	Huang,Xian Yan、Yang,Wen Lung、Lai,Nan Pei、Chuang,Shih Hong、Chen,I Fu (Representative of Uni-President Enterprises Corp.)	6,500,000	100.00%
	Supervisor	Kao,Hsien Sheng (Representative of Uni-President Enterprises Corp.)	6,500,000	100.00%
Tung Ho Development Corp.	Chairman	Lee, Tong Lian (Representative of Uni-President Enterprises Corp.)	36,528,026	42.18%
	Director	Lin,Chang Sheng、Lin,Lung Yi (Representative of Uni-President Enterprises Corp.)	36,528,026	42.18%
		Yan,Yii Jeng、Lai,Hei Jen、Huang,Su Jeng (Representative of Da Yeh United Development Corp.)	15,936,520	18.40%
	Supervisor	Yin,Chien Li (Representative of Uni-President Enterprises Corp.)	36,528,026	42.18%
		Tu, Ju Ken (Representatire of Nanlien International Corp.)	128,000	0.15%
	President	Huang, Chung Huang		
Gu Hsiang Co.,Ltd	Chairman	Lee, Tong Lian (Representative of Tung Ho Development Corp.)	20,385,822	100.00%
	Director	Lin,Chang Sheng、Lin,LungYi、Yan,Yii Jeng、Huang,Su Jeng、Yan,Yii Pan (Representative of Tung Ho Development Corp.)	20,385,822	100.00%
	Supervisor	Yin,Chien Li、Yan,Chen Ko (Representative of Tung Ho Development Corp.)	20,385,822	100.00%
	President	Yan,Yii Jeng		
21 Centry Internatiom Development Corp.	Chairman	Yan,Yii Jeng (Representative of Tung Ho Development Corp.)	850,000	100.00%
	Director	Lee, Tong Lian、Yan.Chung Ru (Representative of Tung Ho Development Corp.)	850,000	100.00%
	Supervisor	Hsu,Chung Jin (Representative of Tung Ho Development Corp.)	850,000	100.00%
	President	Yan,Yii Jeng		

Summarized Operation Results of Affiliated Eenterprises

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating Income	Net Income	Earning Per Share(NTD)
Uni-President Enterprises Corp.	34,422,458	68,617,451	27,407,444	41,210,007	34,899,175	624,994	1,508,760	0.45
President Global Corp.	172,850	508,767	126,734	382,033	217,618	18,772	8,790	-
Ameripec Inc.	89,917	271,029	133,648	137,381	383,969	(10,302)	(5,496)	-
Cayman President Holdings Ltd.	4,081,334	15,674,482	14,598,829	1,075,653	161,267	(36,966)	(113,915)	-
Uni-President (Thailand) Ltd.	699,480	631,093	539,170	91,923	557,214	(24,953)	(24,953)	(0.27)
Uni-President (Vietnam) Co.,Ltd.	1,021,623	1,215,157	339,013	876,144	996,887	(101,897)	(102,984)	-
Uni-President (Philippines) Corp.	13,400	1,046	926	120	1,955	(1,990)	(1,663)	-
RFM President Enterprises Corp.	210,537	371,908	214,943	156,965	56,743	(53,228)	(51,286)	(2.44)
President Energy Development (Cayman) Ltd.	1,382,280	1,243,527	16,085	1,227,442	-	(34,403)	(19,391)	-
President Enterprises (China) Investment Co.,Ltd.	8,578,799	9,436,340	38,745	9,397,595	411,340	272,597	495,319	-
Shanghai President Enterprises Livestock Food Co.,Ltd.	181,556	141,959	120,916	21,043	398,269	(45,468)	(44,007)	-
Xinjiang President Enterprises Food Co.,Ltd.	417,817	341,952	159,294	182,654	384,952	14,240	6,728	-
Tianjiang President Enterprises Food Co.,Ltd.	409,248	325,127	110,067	215,060	490,622	(12,741)	(20,229)	-
Chengdu President Enterprises Food Co.,Ltd.	679,013	1,695,715	772,827	922,892	3,302,836	238,667	254,853	-
Meishan President Feed & Oil Co.,Ltd.	242,208	288,194	19,327	268,868	299,557	(29,817)	(34,494)	-
Guangzhou President Enterprises Co.,Ltd.	1,668,759	2,179,417	1,141,748	1,037,665	3,990,214	129,097	110,058	-
Zhongshan President Enterprises Co.,Ltd.	416,493	474,231	27,407	446,824	351,912	23,565	24,605	-
Beijing President Food Co.,Ltd.	371,618	591,288	137,570	453,722	1,163,985	(4,034)	(2,222)	-
Wuhan President Enterprises Food Co.,Ltd.	848,288	1,510,313	262,290	1,248,018	3,061,267	176,023	158,646	-
Nanchang President Enterprises Co.,Ltd.	415,930	584,247	187,565	396,682	797,933	(15,510)	(14,069)	-
Kunshan President Enterprises Food Co.,Ltd.	1,356,561	2,452,101	819,916	1,632,185	5,619,835	208,645	198,920	-
Guangzhou Wang Sheng Industrical Co.,Ltd.	20,880	21,323	121	21,202	20,717	142	384	-
Qingdao President Feed & Livestock Co.,Ltd.	518,546	437,645	16,875	420,770	209,188	(36,978)	(30,238)	-
Shenyang President Enterprises Co.,Ltd.	689,750	1,069,632	410,455	659,182	1,409,492	(39,058)	(51,774)	-
Hefei President Enterprises Co.,Ltd.	345,760	695,308	307,780	387,529	1,102,493	48,103	49,686	-
Harbin President Enterprises Co.,Ltd.	518,617	637,207	282,427	354,780	424,966	(88,343)	(104,417)	-
Changjiagang President Nisshin Food Co.,Ltd.	589,459	595,331	55,983	539,347	372,687	10,540	4,761	-
Hong Kong President Holdings Co.,Ltd.	924,455	-	-	-	-	(1,273)	(15,393)	-
Uni-President International (HK) Co.,Ltd.	26,592	53,131	44,311	9,462	152,049	(31,835)	4,352	0.71
President International Trade & Investment Corp.	1,556,072	2,786,604	32,856	2,753,748	-	-	(129,863)	-
Tianjing President International Food Co.,Ltd.	331,608	151,188	110,718	40,470	118,590	(5,387)	(33,279)	-
Shanghai President International Food Co.,Ltd.	461,594	203,993	151,284	52,709	186,822	(13,580)	(27,336)	-
Uni-President (U.S.A.),Inc.	518,457	548,623	251,602	297,020	195,057	(41,382)	(49,352)	(0.33)
Kai Yu Investment Co.,Ltd.	3,200,000	1,594,430	1,240,815	353,615	1,737,284	(1,271,815)	(460,323)	(1.20)
Tung Ang Enterprises Corp.	30,000	656,824	618,695	38,129	5,550,370	(9,660)	5,113	1.70
Uni-President Vender Corp.	25,000	157,170	129,332	27,838	1,271,637	(8,961)	6,138	2.46
Kai Yu (BVI) Investment Co., Ltd.	1,789,976	4,184,422	3,232,557	951,865	-	-	(413,134)	-
Shanghai Songjiang President Enterprises Co.,Ltd.	279,466	237,990	125,288	112,702	51,979	(18,558)	(23,979)	-
Fuzhou President Enterprises Co.,Ltd.	345,652	567,736	252,560	315,175	845,160	(33,329)	(28,150)	-
Beijing President Enterprises Drinks & Food Co.,Ltd.	259,138	727,455	359,996	367,459	1,906,695	105,928	110,054	-
San Tong Wanfu (Qingdao) Food Co.,Ltd.	207,389	208,015	626	207,389	-	-	-	-
President Coffee (Cayman) Holdings Ltd.	208,500	137,592	10,531	127,061	-	6,539	34,547	-
Shanghai President Coffee Co.,Ltd.	139,000	252,678	138,607	114,071	401,595	37,202	39,305	-
Century Quick Service Restaurant Corp.	390,000	75,745	106,855	(31,110)	148,766	(73,643)	(110,951)	(2.84)
Nanlien International Corp.	1,000,000	2,851,440	1,560,867	1,290,573	3,728,500	47,498	160,304	1.60
Uni-President Auto Accessories Corp.	25,000	46,372	22,754	23,618	59,844	(3,658)	(1,532)	(0.61)

Summarized Operation Results of Affiliated Eenterprises (Continued)

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating Income	Net Income	Earning Per Share(NTD)
Nella Limited.	45	121,485	190,341	(68,860)	40,939	(53,617)	(53,823)	-
Guangzhou Nella Ltd.	21,145	4,138	18,764	(14,626)	-	-	(2,489)	-
Tunnel International Marketing Corp.	700	260,680	361,235	(100,555)	2,750,545	(104,160)	(112,665)	(1,609.5)
Tunnel88 International Marketing Corp.	700	281,295	260,295	21,000	-	(16,345)	11,760	168.00
Wei Lien Enterprises Corp.	5,000	15,087	10,602	4,485	98,686	(20,417)	554	1.11
Lulua Spinning & Weaving Factory Co.L.I.	72,502	166,149	155,848	10,301	-	-	-	-
Cayman Nanlien Holding Ltd.	140,350	133,350	35,000	98,385	-	-	(11,900)	(0.85)
Lien Liang Enterprises Corp.	13,000	9,553	2,805	6,748	27,809	4,369	112	0.09
Lien Yu Enterprises Corp.	27,500	49,846	14,342	35,504	260,127	6,465	5,185	1.89
Lien Bai Enterprises Corp.	48,000	301,449	266,029	35,420	1,048,694	(14,725)	(7,181)	(1.50)
Xin Sheng Food Corp.	7,500	17,165	5,433	11,732	92,874	3,018	2,503	3.34
Xian Jin Food Corp.	5,000	16,900	8,924	7,976	87,212	2,393	1,736	3.47
Tung Chang Enterprises Corp.	7,000	9,584	6,277	3,307	32,698	(1,173)	(2,002)	(2.86)
Yuan Tai Enterprises Corp.	5,500	25,875	18,897	6,978	79,045	3,509	595	1.08
Tung Huang Enterprises Corp.	6,000	22,470	12,319	10,151	117,273	10,058	2,365	3.94
Tung Hsiang Enterprises Corp.	45,000	153,863	100,806	53,057	570,144	7,825	6,996	1.56
Tung Shun Enterprises Corp.	45,000	170,852	118,239	52,613	583,501	12,603	6,572	1.46
Jian Hua Enterprises Corp.	10,000	21,959	9,739	12,220	119,542	(90)	880	0.88
Tung Shen Corp.	16,000	33,294	15,508	17,786	134,736	(594)	1,223	0.76
Tung Yi Enterprises Corp.	10,000	77,266	63,077	14,189	288,495	8,169	2,915	2.92
Lien Song Enterprises Corp.	15,500	16,003	3,733	12,270	84,7777	(4,556)	(2,717)	(1.75)
Lien You Enterprises Corp.	17,000	28,145	10,702	17,443	122,890	(2,389)	587	0.35
Lien Lu Enterprises Corp.	50,000	104,160	66,766	37,394	401,205	(11,645)	(5,672)	(1.13)
Hua Zuo Corp.	10,000	31,033	22,525	8,508	119,178	2,097	1,011	1.01
Jin Yu Enterprises Corp.	12,000	22,872	10,577	12,295	96,079	429	(30)	(0.03)
Tung Che Enterprises Corp.	20,000	57,205	36,711	20,494	235,602	(1,583)	245	0.12
Tung Xu Corp.	5,000	7,760	1,942	5,818	35,650	999	736	1.47
Quan Jie Corp.	10,000	21,341	10,171	11,170	108,267	2,571	749	0.75
Cheng Miao Industrial Corp.	10,000	23,760	10,093	13,667	117,986	3,036	2,153	2.15
Chao Tung Enterprises Corp.	20,000	34,663	11,780	22,883	90,520	348	2,480	1.24
Tung Huei Corp.	4,000	7,355	2,017	5,338	31,992	1,002	1,055	2.64
Jian Fu Food Corp.	8,000	23,993	12,572	11,421	127,789	2,927	2,108	2.64
Miao Tung Food Corp.	4,000	14,521	7,396	7,125	85,346	5,678	2,101	5.25
San Zhui Food Corp.	9,000	30,660	15,713	14,947	174,066	4,284	3,844	4.27
Xin Ya Enterprises Corp.	15,000	61,705	44,127	17,578	204,105	4,262	2,090	1.39
Tung Guan Egg Corp.	20,000	36,434	17,303	19,131	261,307	(2,769)	958	0.48
Tung Lien Enterprises Corp.	12,000	35,410	15,909	19,501	149,367	5,266	5,237	4.36
Union Chinese Corp.	100,000	260,237	128,543	131,694	573,653	39,766	31,035	3.10
Tung Chu Enterprises Corp.	30,000	171,236	126,773	44,463	800,597	8,820	6,592	2.20
Tung Hsiang Corp.	80,000	606,306	509,534	96,772	2,294,159	9,396	14,649	1.83
Tung Jun International Corp.	12,000	37,155	23,935	13,220	121,912	818	1,126	0.94
Tung Chang Enterprises Corp.	10,000	9,752	4,251	5,501	21,744	(4,330)	(4,296)	(4.30)
Tung Yu Enterprises Corp.	80,000	142,063	56,062	86,001	912,372	5,561	6,899	0.86
Tung Po Enterprises Corp.	15,000	39,835	19,589	20,246	216,407	5,016	3,397	2.27
Tung Zai Corp.	4,000	14,265	7,074	7,191	78,487	3,951	1,950	4.88
Hui Sheng Enterprises Corp.	12,000	26,672	18,884	7,788	106,447	(1,006)	(1,070)	(0.89)

Summarized Operation Results of Affiliated Eenterprises (Continued)

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating Income	Net Income	Earning Per Share(NTD)
Tung Li Enterprises Corp.	3,000	8,328	3,318	5,010	45,886	3,625	1,382	4.61
Liang Tung Enterprises Corp.	9,000	15,399	7,492	7,907	84,500	1,775	747	0.83
Fu-Chun Enterprise Corp	3,000	3,176	1,088	2,088	273	(707)	(912)	(3.04)
Lien Ming Enterprises Corp.	13,000	30,724	12,844	17,880	130,557	3,196	2,546	1.96
Chieh-Yi Enterprise Corp	4,000	4,000	-	4,000	-	-	-	-
President Chain Store Corp.	7,720,319	24,821,589	13,112,632	11,708,957	72,014,761	2,948,625	2,592,340	3.36
PCS (BVI) Holding Ltd.	1,612,589	1,289,342	-	1,289,342	410	(189,056)	(188,077)	-
PCS (Labnan) Holdings Ltd.	691,873	556,684	-	556,684	3	(57,517)	(57,517)	-
Philippine Seven Corp.	155,493	793,838	381,762	412,076	2,024,696	(37,965)	(25,386)	(0.16)
Convenience Distribution Inc.	24,833	33,684	5,497	28,187	40,378	120	607	0.24
President Drugstore Business Corp.	198,000	560,395	375,596	184,799	1,803,122	(17,279)	10,618	0.52
President Direct Marketing Corp.	70,000	214,033	130,447	83,586	366,548	(732)	32,509	4.64
Rui Hui Investment Corp.	198,000	143,197	1,687	141,510	983	(4,625)	(4,751)	(0.24)
Capital Inventory Service Corp.	45,494	103,337	39,737	63,600	179,924	15,730	13,266	2.92
Duskin Serve Taiwan Co.,Ltd.	300,000	111,283	40,288	70,995	239,181	7,714	7,650	0.26
President Yamako Corp.	65,000	90,817	44,913	45,904	57,480	(10,982)	(9,290)	(1.43)
Books.com Co.,Ltd.	199,900	67,237	43,604	23,633	282,346	(37,778)	(36,027)	(1.08)
Wisdom Distribution Service Corp.	94,325	831,819	701,765	130,054	3,265,950	25,554	30,380	3.22
President Information Corp.	151,800	714,864	515,412	199,452	640,802	44,530	38,031	2.51
President Coffee Corp.	198,000	809,200	643,997	165,203	1,808,762	60,568	65,023	3.28
Mech-President Corp.	330,000	1,492,733	1,022,124	470,609	5,473,095	106,498	140,904	5.65
Safety Elevator Corp.	5,000	6,447	145	6,302	4,427	1,593	1,603	3.21
Shanghai Mech-President Co.,Ltd.	86,762	88,495	4,462	84,033	-	(2,808)	(2,728)	-
Mech-President(BVI) Corp.	86,875	84,043	-	84,043	-	(2)	(2,727)	-
Uni-President Cold Chain Corp.	326,055	1,892,152	1,440,784	451,368	8,055,659	131,655	106,718	3.27
President Transnet Corp.	900,000	865,247	824,425	40,822	1,008,438	(326,062)	(367,086)	(4.08)
Uni-President Oven Bakery Corp.	180,000	155,129	52,290	102,839	291,292	(18,699)	(15,717)	(0.87)
President Engineering Technology Corp.	50,000	108,643	51,618	57,025	418,646	7,501	6,666	1.33
President Musashino Corp.	498,000	753,109	224,754	528,355	769,508	46,692	40,797	0.82
Uni-President Takashimaya Co.,Ltd.	250,000	210,879	11,296	199,583	-	(51,126)	(46,928)	(1.88)
President Technology Corp.	50,000	89,012	30,117	58,895	176,274	9,459	8,625	1.73
President Collect Service Co. Ltd.	15,000	29,688	19,754	9,934	1,608	(5,128)	(5,066)	(3.38)
Uni-President Yellow Hat Corp.	190,000	153,606	32,573	121,033	123,214	(43,993)	(42,598)	(2.24)
President Asian Enterprises Inc.	364,713	852,925	666,842	186,083	71,808	(50,809)	(50,809)	(7.99)
President Hotel Inc.	2	29,188	129,213	(100,025)	158,618	(18,584)	(18,584)	(18.58)
President Canada Construction Inc.	2	3,764	3,846	(82)	1,937	183	183	0.18
President Canada Real Estate Services Inc.	2	10,526	14,334	(3,807)	10,481	(1,240)	(1,240)	(1.24)
555053 British Columbia Ltd	-	-	29	(29)	-	(1)	(1)	-
Ton Yi Industrial Corp.	15,347,009	32,546,715	16,004,495	16,542,220	14,095,230	940,289	163,417	0.11
Tovecan Corp.	111,200	171,245	4,489	166,756	116,227	17,932	14,826	-
Cayman Ton Yi Industrial Holdings Ltd.	1,390,348	5,898,972	6,614,922	(715,950)	3,494,457	(10,854)	51,753	-
Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	1,738	639,192	657	638,535	-	(107)	10,148	-
Jiangsu Ton Yi Tinplate Co.,Ltd.	1,401,195	4,257,453	3,657,531	599,922	2,371,694	162,497	34,783	-
Cayman Fujian Ton Yi Industrial Holdings Ltd.	1,847	1,087,650	855	1,086,795	-	(116)	47,154	-
Fujian Ton Yi Tinplate Co.,Ltd.	1,503,294	4,595,562	3,308,242	1,287,320	2,897,974	215,977	63,877	-
Chendu Ton Yi Industrial Packing Co.,Ltd.	263,089	513,263	423,641	89,622	257,265	(32,951)	(5,092)	-

Summarized Operation Results of Affiliated Eenterprises (Continued)

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating income	Net income	Earning Per Share(NTD)
Wuxi Ton Yi Industrial Packing Co.,Ltd.	239,252	1,245,205	1,079,994	165,211	605,239	(6,246)	10,781	-
Hong Kong Ton Yi Industrial Holdings Co.,Ltd.	348	237,122	229,220	7,902	58,411	(260)	(163)	-
New Dawn Enterprises Ltd.	6,603	6,789	-	6,789	-	(61)	185	-
Uni-President Organics Corp.	120,000	51,406	26,131	25,275	92,985	(20,979)	(28,351)	-
President International Development Corp.	15,000,000	19,747,021	6,705,442	13,041,579	-	-	(923,227)	(0.55)
President(BVI) International Investment Holdings Ltd.	4,598,605	5,932,765	622,329	5,310,436	-	-	(205,212)	(1.56)
Tung Li Development Corp.	4,940	88,840	79,278	9,562	76,883	8,249	7,763	15.72
Tong Shou Investment Corp.	111,400	150,043	20	150,023	-	-	24	
Tong Yu Investment Corp.	260,500	260,229	23	260,206	-	-	(294)	
Tong Cheng Investment Corp.	111,400	111,348	20	111,328	-	-	(72)	
President Life Sciences Co.,Ltd.	1,650,000	1,355,900	2,436	1,353,464	-	-	(120,006)	(0.73)
President Biosystems Co.,Ltd.	43,000	33,760	1,790	31,969	-	(10,717)	(8,803)	(2.05)
Protein Institute Inc.	173	72,562	2,731	69,831	-	-	35	0.01
President Life Sciences Cayman Co.,Ltd.	865,944	520,866	-	520,866	-	-	(89,062)	(3.56)
President Medical Technologies Corp.	90,000	47,763	21,722	26,041	19,345	(4,548)	(22,790)	(2.53)
President Natural Industrial Corp.	120,000	148,899	75,342	73,557	161,696	(18,393)	(15,929)	(1.33)
President Baseball Term Corp.	30,000	52,951	32,538	20,413	127,901	(380)	117	3.90
President Pharmaceutical Corp.	198,000	528,231	454,966	73,265	1,408,540	39,083	33,600	-
Tone Sang Construction Corp.	198,000	907,381	760,999	146,382	63,458	(17,665)	(46,256)	(3.83)
President Entertainment Corp.	1,035,000	2,291,422	987,883	1,303,538	11,154	(19,563)	(16,637)	(0.16)
Tung Ho Development Corp.	865,973	4,779,822	4,531,979	247,843	584,069	366,529	(450,433)	(5.20)
Gu Hsiang Co.,Ltd	203,858	295,301	123,403	171,898	21,000	(3,407)	(12,366)	(0.61)
21 Centry Internatiom Development Corp.	8,500	702	153	549	0	(129)	(8)	(0.01)
President Kikkoman Inc.	120,000	472,874	178,408	294,466	743,486	75,800	65,543	5.46
Retail Support International Corp.	200,000	4,468,495	4,106,866	361,629	32,076,726	97,953	111,034	5.55
Retail Support Taiwan Corp.	40,000	71,690	17,023	54,667	155,671	14,966	11,834	2.96
President Logistics International Co.,Ltd.	100,000	391,019	274,078	116,941	473,618	27,903	15,983	1.60
President Fair Development Corp.	3,500,000	5,559,493	2,140,833	3,418,660	-	(22,790)	(22,720)	(0.08)
President Nisshin Corp.	120,000	323,234	86,698	236,536	874,559	78,549	60,809	5.07
President Packaging Corp.	227,500	999,595	685,712	313,883	847,164	106,054	62,539	3.19
Parabola Creative Inc.	15,000	11,916	3,843	8,073	46,823	(3,796)	(4,003)	-
Ton Yi Pharmaceutical Corp.	10,000	7,380	44	7,336	-	(87)	766	-
Tung Yuan Corp.	198,000	264,580	57,167	207,413	328,236	2,222	2,609	0.13
Uni-President Dream Parks Corp.	31,000	237,289	201,944	35,345	1,166,603	3,898	3,480	1.12
Aimservices Uni-President Co.,Ltd.	100,000	86,103	6,639	79,464	26,308	(18,255)	(13,559)	-
Uni-President Glass Industrial Co.,Ltd.	360,000	676,444	449,024	227,420	341,363	(20,528)	(56,459)	(1.57)
Kai Nan Investment Co.,Ltd.	600,000	542,810	1,062	541,748	3,323	(28,091)	(22,579)	(0.38)
President Tokyo Corp.	200,000	1,515,009	1,330,144	184,865	666,626	95,262	29,424	1.47
Pcyber.com. Co.,Ltd.	65,000	48,890	39,403	9,486	110,475	27,699	(5,516)	(0.08)

USD : NTD=1 : 34.57 HKD : NTD=1 : 4.432 RMB : NTD=1 : 4.176 BHD : NTD=1 : 0.804

PSO : NTD=1 : 0.6705 CAD : NTD =1 : 22 NTD : VND =1 : 442

Independent Auditor's Uni-President And Subsidiaries Consolidated Financial Statements: Please refer to page 268~327.

INTERNAL CONTROL SYSTEM EXECUTION STATUS

Statement of Internal Control

Date: February 21,2003

The internal control system from January 1 to December 31, 2002, according to the result of self-assessment is thus stated as follows:

1. The Company acknowledges that the implementation and maintenance of internal control system is the responsibility of Board of Directors and management, and the Company has established such system. The internal capital system is aimed to reasonably assure that the goals such as the effectiveness and the efficiency of operations (including profitability, performance and protection of assets), the reliability of financial reporting and the compliance of applicable law and regulations are achieved.
2. The internal control system has its innate restriction. An effective internal control system can only ensure the foregoing three goals are achieved; nevertheless, due to the change of environment and conditions, the effectiveness of internal control system will be changed accordingly. However, the internal control system of the Company has self-monitoring function and the Company will take corrective action once any defect is identified.
3. According to the effective judgment items for the internal control system specified in "Highlights for Implementation of Establishing Internal control System by Listed Companies" (hereinafter referred to as "Highlights") promulgated by Securities and Futures Commission, Ministry of Finance R.O.C., the Company has made judgment whether or not the design and execution of internal control system is effective. The judgment items for internal control adopted by "Highlights" are, based on the process of management control, for classifying the internal control into five elements: 1.Control environment; 2.Risk assessments; 3.Control activities; 4.Information and communication; and 5.Monitoring. Each element also includes a certain number of items. For the foregoing items, refer to "Highlights".
4. The Company has adopted the aforesaid judgment items for internal control to evaluate the effectiveness of design and execution of internal control system.
5. Based on the above-mentioned result of evaluation, the Company suggests that the internal control system, including the design and execution of internal control relating to the effectiveness and efficiency of operation, the reliability of financial reporting, the compliance of applicable law and regulations has been effective and they can reasonably assure the aforesaid goals have been achieved.
6. This statement will be the main content for annual report and prospectus and will be disclosed publicly. If the above contents have any falsehood and concealment, it will involve in the liability as mentioned in Article 20,32,171 and 174 of Securities and Exchange Law.
7. This statement has been approved by the meeting of Board of Directors on February 21, 2003, and those 9 directors in presence all agree at the contents of this statement.

Uni-President Enterprise Corporation
Chairman :Wu, Shiu Chi
President: Lin, Chang Sheng

Under specified circumstances, Securities & Futures Commission may request the Company to engage CPA to examine the Company's internal control system and disclose the CPA's audit report: **None.**

CORPORATE GOVERNANCE AND RELATED CORRECTIVE OR RESPONSE MEASURES

Item	Implemented or Not	Implementation Status	Reason for Non Implementation	Improvement Plans
1. Corporate Governance Structure & Principles				
(1) Does the Company have Corporate Governance Model and cover all governance principles?	No		The company has established the control mechanisms followed current regulations.	The Company will make an integrated plan after relevant legislations have been approved by government.
(2) Does the Company have good Internal Control System and implement it effectively?	Yes	The company has established a thorough internal control system and implements it effectively.		
2. Share Structure & Shareholders' Rights				
(1) Does the Company have Shareholder Meeting Rules?	Yes	The company has mandated "Rules and procedures of Shareholder Meeting" and acted based on the rules.		
(2) Does the Company appoint responsible people to handle shareholder suggestions or disputes?	Yes	The company has appointed spokesmen and relevant department to handle these issues.		
(3) Does the Company have Principal Shareholder List?	Yes	The company keeps tracking shareholders according to the list provided by stock affair attorney.		
(4) Does the Company disclose major shareholders' share transaction activities?	Yes	The company has disclosed the information according to relevant regulations.		
(5) Does the Company and its affiliates have Risk Management Mechanism and Fire Wall?	Yes	The company has mandated relevant rules within its "Internal Control System"		
3. Board Structure & Independency				
(1) Does the Company have two or more independent directors?	No		The company's directors or representatives of juridical persons do have sufficient qualification in relevant professional areas.	The Company will make an integrated plan after relevant legislations have been approved by government.
(2) Does the Company's board have Audit Committee?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.

Item	Implemented or Not	Implementation Status	Reason for Non-Implementation	Improvement Plans
(3) Are Chairman and President different persons, and not connected by marriage or relationship of first-degree relative?	Yes	The chairman and President of the company are different persons and are not immediate family members.		
(4) Do the directors avoid any resolution related to personal benefit resolutions in Board of Directors Meeting?	Yes	The Board has adopted this principle as a practice.		
4. Responsibilities of Board & Management				
(1) Does the Company have board meeting rules?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.
(2) Does the Company have any functional committees?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.
(3) Does the board regularly evaluate the independency of external auditors?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.
(4) Does the Company have responsibility insurance for directors?	No			The company is evaluating the feasibility.
(5) Does the Company provide training to directors?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.
(6) Does the Company have risk management policy and risk measures and implement it?	N/A			Applies to securities companies only.
5. Supervisor's Composition, Responsibilities, and Independency				
(1) Does the Company have one or more independent supervisor?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.
(2) Does the supervisor have communication channel with employees, shareholders, and stakeholders?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.

Item	Implemented or Not	Implementation Status	Reason for Non-Implementation	Improvement Plans
(3) Does the Company have supervisor meeting or meeting rules?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.
(4) Does the Company have responsibility insurance for supervisors?	No			The company is evaluating the feasibility.
(5) Does the Company provide training to supervisors?	No		There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.
6. Stakeholders Relationship				
(1) Does the Company have communication channel with stakeholders?	Yes	The company has designated relevant department to deal with related affairs.		
(2) Does the Company deem its social responsibility important?	Yes	The company always believes it has a responsibility to give back to the community. It has been holding public philanthropic activities many times, and has also established "Uni-President Welfare and Charity Foundation" in order to offer emergency assistance.		
(3) Does the Company have consumer or client protection policy and its implementation status?	N/A			Applies to securities companies only.
7. Information Disclosure				
(1) Does the Company appoint responsible people to handle information collection and disclosure?	Yes	The company has appointed specific persons to collect and disclose information about the company.		
(2) Does the Company have spokesperson?	Yes	The company has appointed spokesmen		
(3) Does the Company have corporate website to disclose financial and corporate governance information?	No	The company's web site is http://www.uni-president.com.tw. The company has also appointed specific people to regularly update financial and other business information.	There is no enacted legislation to stipulate the issue.	The Company will make an integrated plan after relevant legislations have been approved by government.

MAJOR RESOLUTIONS OF SHAREHOLDERS' MEETING AND BOARD OF DIRECTORS' MEETING

Major resolutions of the 2002 Regular Shareholders' Meeting:

1. Acceptance of the indirect investment in Mainland China.
2. Acceptance of the Company's 2001 business report and financial statement.
3. To accept the Company's 2001 schedule of retained earnings distribution.
4. To approve the issuance of new shares from the company's retained earnings.

Major resolutions of the Directors' Meeting form 2002 to the publish date of the annual report:

1. To accept the acquisition of 29,713 thousand common shares issued by President Chain Store Corp with market value NTD 2,108.69 million.
2. To accept the disposal of 31,583 thousand common shares issued by President Chain Store Corp with market value NTD 2,302.17 million.
3. To accept the disposal of 27,292 thousand common shares issued by Presicarre corp. with market value NTD 3,534.72 million.
4. To approve increasing investment in President Transnet Corp. with NTD 80 million.
5. Acceptance of cancelled treasury shares.
6. To accept the acquisition of 1,169 thousand common shares issued by President Chain Store Corp with market value NTD 72.24 million.
7. Acceptance of the Company's 2001 business report and financial statement.
8. To approve the Company's 2001 schedule of retained earnings distribution.
9. To approve the issuance of new shares from the company's retained earnings.
10. To approve the date and site of Company's Shareholder meeting for 2002.
11. To approve increasing investment in Cargill-President (Donguang) Feed Protein Technology Co., Ltd. with USD 11 million via Cayman President Holdings Ltd.
12. To approve increasing investment in Cayman President Holdings Ltd. with USD 30 million.
13. To approve investing and establishing Shinzheng City beverage plant in Zhengzhou, Henan Province via President Enterprises (China) Investment Co., Ltd.
14. Approval of increasing investment in Beijing President Drinks and Food Co., Ltd. with USD 4 million. via President Enterprises (China) Investment Co., Ltd.
15. To approve common stock buyback.
16. To approve increasing investment in Tonpal Optelectronics Inc.
17. Approval of selling parts of shareholdings of Presicarre Corp., Jiafu (Tianjin) International Tradeomg Co., Ltd., and Chongqing Carrefour Hypermarket Chainstore Co., Ltd. to President Chain Store Corp.
18. Approval of establishing new holding company, Uni-President Southeast Asia Holdings Ltd., under the control of Uni-President's subsidiary, Cayman President Holdings Ltd.
19. Approval of issuing the company's corporate bonds.
20. Approval of increasing investment in Kunashan President Enterprises Food Co., Ltd., with USD 4 million via President Enterprises (China) Investment Co., Ltd.
21. To approve participating in BOT of Taipei Government Transit.
22. Acceptance of increasing investment in Tung Ho Development Co., Ltd. by acquiring 42,257 thousand common shares of its common shares with NTD 211.29 million.
23. Acceptance of the Company's 2002 business report and financial statement.
24. To approve the superior management tem.
25. To accept Company's 2002 schedule of retained earnings distribution.
26. To approve the date and site for next Shareholders' Meeting.
27. Acceptance of cancelled treasury shares.

DIRECTORS' OR SUPERVISOR' OBJECTIONS ON IMPORTANT RESOLUTION OF BOARD MEETING

During the most recent fiscal year or during the current fiscal year up to the date of printing of the annual report, some party has expressed a dissenting opinion with respect to a major resolution passed by the board of directors: None.

ISSUANCE OF PRIVATE PLACEMENT SECURITIES: None.

ACQUISITION OR DISPOSAL OF UNI-PRESIDENT'S SHARES BY SUBSIDIARIES

Unit: thousand NTD; shares; %

Name of Subsidiary	Paid-in Capital	Fund Source	Percentage of Ownership	Date of Transaction	Acquisition	Disposal	Investment Income (Loss)	Balance as of Apr. 30, 2003	Balance of Pledged Shares	Balance of Guarantee Provided by Uni-President	Balance of Financing Provided by Uni-President
President International Development Corp.	$15,000,000	Capital	58.5%	2002	204,896 Shares	72,575,214 Shares $ 980,452	$ (739,965)	-	None	$ 3,200,000	None
				As of Apr. 30, 2003	-	-	-	-	None	3,200,000	None
Kai Yu Investment Co., Ltd.	3,200,000	Capital	100%	2002	285,586 Shares	60,950,136 Shares $ 817,770	(628,393)	-	None	1,138,000	None
				As of Apr. 30, 2003	-	-	-	-	None	1,505,000	None

LEGAL PENALTIES AND INTERNAL PUNISHMENT

Where, during the most recent fiscal year or during the current fiscal year up to the date of printing of the annual report, any penalties have been imposed in accordance with the law upon the company or its in-house personnel, or the company has taken disciplinary action against its in-house personnel for violations of the company's internal control regulations, the annual report shall describe the principal problem(s) and what it has done to improve the situation: None

OTHER NECESSARY SUPPLEMENT: None.

MAJOR EVENT MAY AFFECT STOCKHOLDERS' EQUITY OR STOCK PRICE

Situations listed in Subparagraph 2 of Paragraph 2 of Article 36 of the Securities and Exchange Law, which might materially affect shareholders' equity or the price of the company's securities, has occurred during the most recent fiscal year or during the current fiscal year up to the date of printing of the annual report: None.

SUPERVISORS' REPORT

To: The General Meeting of Shareholders as of year 2003

The undersigned has duly audited the Operating Report, Financial Statements and Schedule of Earnings Distribution prepared by the Board of Directors for the year of 2002, and found the same to be true and correct.

Therefore, in accordance with Article 219 of the Company Law of the Republic of China, the undersigned takes pleasure in submitting this report for your perusal and acceptance.

Uni-President Enterprises Corporation

Supervisors: Chen, Kao Keng



Kuo, Peng-Chi
(Representative of Chau-Chih Inv. Co.)



April 17, 2003

UNI-PRESIDENT ENTERPRISES CORP.
FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS
DECEMBER 31, 2002 AND 2001

These English financial statements were translated from the financial statements originally prepared in Chinese.

REPORT OF INDEPENDENT ACCOUNTANTS

April 2, 2003
(03)P12D.30412

To Uni-President Enterprises Corp.

We have audited the accompanying balance shees of Uni-President Enterprises Corp. as of December 31, 2002 and 2001, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain long-term investments accounted for under the equity method, which statements reflected investment of $12,719,984,000 and $13,337,946,000 as of December 31, 2002 and 2001, respectively, and net investment income in the amount of $584,099,000 and $338,748,000 for the years then ended, respectively. These statements were audited by other auditors, whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for these long-term investments, is based solely upon the reports of other auditors.

We conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with the "Rules

Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective 2002, the Company changed its method of accounting of certain inventory costs from the "First in, first out" method to the weighted average method. The net cumulative effect of the change in accounting principle amounted to $7,810,000 for the year ended December 31, 2002. Effective January 1, 2002, the Company also adopted R.O.C. FAS No. 30 "Accounting for Treasury Stock" under which the parent company's stock held by its subsidiaries is accounted for as treasury stock. As a result of this change in the method of accounting of treasury stock, net income decreased by $126,998,000 for the year ended December 31, 2002.

We have also audited the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries (not presented herein) for the years ended December 31, 2002 and 2001. Our report dated April 2, 2003, expressed a modified unqualified opinion on those statements.

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEETS
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2002	2001
Current Assets		
Cash and cash equivalents (Note (4(1))	$ 132, 482	$ 109, 720
Short-term investments (Note 4(2))	—	1, 618, 712
Notes receivable (Notes 4(3) and 5)	771, 604	717, 364
Accounts receivable – third parties (Note 4(4))	955, 957	818, 196
Accounts receivable – related parties (Note 5)	2, 320, 013	1, 812, 128
Other receivables – third parties	236, 443	1, 241, 707
Other receivables – related parties (Note 5)	127, 586	179, 061
Inventories (Notes 3 and 4(5))	2, 474, 065	2, 457, 057
Prepayments	164, 081	326, 963
Other current assets (Note 4(19))	246, 327	235, 345
	7, 428, 558	9, 516, 253
Long-term investments (Notes 3, 4(6) and 5)	45, 210, 264	45, 740, 485
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3, 402, 227	3, 402, 227
Buildings	3, 540, 081	3, 685, 882
Machinery and equipment	7, 416, 845	7, 595, 998
Storage facilities	164, 613	165, 382
Electrical installations	398, 960	394, 969
Transportation equipment	121, 965	132, 607
Furniture and fixtures	2, 121, 011	2, 219, 654
Leased property	254, 440	254, 440
Leasehold improvements	131, 456	129, 195
Other equipment	3, 001, 629	2, 938, 209
Revaluation increment	2, 440, 336	2, 457, 076
Cost and revaluation	22, 993, 563	23, 375, 639
Less: Accumulated depreciation	(10, 195, 410)	(9, 555, 895)
Construction in progress and advances to suppliers	1, 201, 515	708, 393
	13, 999, 668	14, 528, 137
Intangible Assets		
Deferred pension cost (Note 4 (14))	377, 006	413, 844
Other Assets		
Assets held for lease (Notes 4(8) and 6)	721, 860	1, 013, 137
Idle assets (Notes 4(9) and 6)	366, 970	210, 278
Guaranteed deposits	85, 515	86, 257
Deferred expenses (Note 4(10))	243, 042	289, 364
Long-term receivables (Note 4(11))	21, 945	40, 846
Deferred income taxes (Note 4(19))	100, 021	261, 672
Other (Note 4(7))	62, 602	62, 755
	1, 601, 955	1, 964, 309
TOTAL ASSETS	$ 68, 617, 451	$ 72, 163, 028

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEETS (CONTINUED)
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Short-term loans (Note 4(12))	$ 343,777	$ 953,264
Notes payable	12,442	11,599
Accounts payable – third parties	1,364,528	1,054,905
Accounts payable – related parties (Note 5)	221,926	191,441
Income tax payable (Note 4(19))	27,455	9,440
Accrued expenses (Note 5)	1,453,140	1,614,893
Other payable	216,347	1,908,732
Current portion of long-term liabilities(Notes 4(7) and 4(13))	2,531,871	407,243
	6,171,486	6,151,517
Long-term liabilities		
Long-term loans (Note 4(13))	18,893,374	21,662,065
Long-term payables (Note 4(7))	165,318	178,201
	19,058,692	21,840,266
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,803
Other Liabilities		
Provision for retirement plan (Note 4(14))	811,535	522,646
Customers' deposits	69,603	73,665
Other (Note 4(6))	4,325	–
	885,463	596,311
TOTAL LIABILITIES	27,407,444	29,879,897
Stockholders' Equity		
Common stock (Notes 1 and 4(15))	34,422,458	33,476,572
Capital reserve (Notes 3, 4(7), 4(15) and 4(16))		
Transactions in treasury stock	125,165	–
Asset revaluations	452,131	452,131
Gain on disposal of property, plant and equipment	–	10,889
Donated capital	228	228
Long-term investments	418,488	439,806
Retained earnings (Notes 4(15), 4(16), and 4(17))		
Legal reserve	4,518,723	4,216,966
Special earnings reserve	168,156	354,622
Unappropriated earnings	1,825,958	3,499,252
Unrealized loss on long-term investments	(151,953)	(122,359)
Cumulative translation adjustment	(107,858)	59,364
Unrecognized pension cost	(216,695)	(8,616)
Treasury stock (Notes 3, 4(6), 4(18))	(244,794)	(95,724)
	41,210,007	42,283,131
Contingent Liabilities and Commitments (Notes 5 and 7)		
Significant Subsequent Events (Note 9)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 68,617,451	$ 72,163,028

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002	2001
Operating Revenues (Note 5)		
Gross sales	$ 34,045,328	$ 33,564,213
Less: Sales returns	(175,554)	(190,611)
Sales allowance	(2,051,958)	(2,151,382)
Other	3,081,359	2,126,336
	34,899,175	33,348,556
Operating Costs (Note 5)		
Cost of goods sold	(23,701,763)	(22,700,341)
Other	(2,775,966)	(1,868,151)
	(26,477,729)	(24,568,492)
Gross Profit	8,421,446	8,780,064
Operating Expenses (Note 5)		
Selling expenses	(5,660,561)	(6,065,629)
Administrative and general expenses	(1,842,280)	(2,266,662)
Research and development expenses	(293,611)	(285,499)
	(7,796,452)	(8,617,790)
Operating Income	624,994	162,274
Other Income		
Interest income	1,361	13,926
Income from investments	112,857	98,922
Gain on disposal of property, plant and equipment (Note 5)	12,992	12,241
Gain on sale of investments (Note 5)	2,930,372	4,952,891
Rental income (Note 5)	404,148	490,187
Other (Note 5)	898,295	1,040,839
	4,360,025	6,609,006
Other Expenses		
Interest expenses (Note 4(7))	(931,361)	(1,215,371)
Loss from investments (Note 4(6))	(1,523,156)	(1,664,382)
Loss on disposal of property, plant and equipment	(36,550)	(21,419)
Loss on foreign currency transactions	(45,059)	(16,084)
Amortization on commercial paper for issuance cost	(9,350)	(13,968)
Shutdown loss	(101,857)	(41,082)
Other	(637,926)	(758,088)
	(3,285,259)	(3,730,394)
Income before income taxes	1,699,760	3,040,886
Income tax expense (Note 4(19))	(183,190)	(27,126)
Income before extraordinary items and cumulative effect of changes in accounting principle	1,516,570	3,013,760
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4(19))	(7,810)	–
Net Income	$ 1,508,760	$ 3,013,760

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002		2001	
	Before Tax	After Tax	Before Tax	After Tax
Net income from continuing operations	$ 0.50	$ 0.45	$ 0.88	$ 0.88
Cumulative effect of changes in accounting principle	–	–	–	–
Basic Earnings Per Common Share (Note 4(20))	$ 0.50	$ 0.45	$ 0.88	$ 0.88
Pro forma amounts assuming that investments from subsidiaries, Kai Yu Investment Co., Ltd. and President International Development Corp., in the Company's stock are not treated as treasury stock：				
Net Income	$ 1,816,345	$1,635,758	$ 3,040,886	$ 3,013,760
Basic Earnings Per Common Share	$ 0.53	$ 0.48	$ 0.88	$ 0.88
Pro forma amounts assuming retroactive application of change in method of accounting for inventory cost				
Net Income	$ 1,699,760	$1,516,570	$ 3,030,473	$ 3,005,950
Basic Earnings Per Common Share	$ 0.50	$ 0.45	$ 0.88	$ 0.87

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2001	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated earnings	Unrealized loss on long-term investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$494,561	$ 4,583,595	($ 92,663)	($ 252,294)	$ –	($ 9,665)	$ 41,052,970
Reversal of special earnings reserve	–	–	–	(242,267)	242,267	–	–	–	–	–
Distribution of net income of 2000 :										
Appropriation of legal reserve	–	–	338,542	–	(338,542)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	102,328	(102,328)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	(58,891)	–	–	–	–	(58,891)
Employees' bonuses	–	–	–	–	(117,782)	–	–	–	–	(117,782)
Cash dividends	–	–	–	–	(1,894,900)	–	–	–	–	(1,894,900)
Stock dividends	1,831,738	–	–	–	(1,831,738)	–	–	–	–	–
Capital reserve transferred to common stock	63,163	(63,163)	–	–	–	–	–	–	–	–
Net income for 2001	–	–	–	–	3,013,760	–	–	–	–	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription in the subsidiaries' issuance of new shares	–	77,545	–	–	–	–	–	–	–	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	–	1,315	–	–	(1,315)	–	–	–	–	–
Adjustment of capital reserve due to the disposal of subsidiaries' stock	–	(5,126)	–	–	5,126	–	–	–	–	–
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	133	–	–	–	–	–	–	–	133
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(29,696)	–	–	–	(29,696)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(8,616)	–	(8,616)
Cumulative translation adjustment	–	–	–	–	–	–	311,658	–	–	311,658
Purchase of treasury stock	–	–	–	–	–	–	–	–	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	–	–	–	–	–	–	–	–	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retirement of treasury stock	–	23,009	–	–	–	–	–	–	–	23,009
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2002	Common Stock	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated earnings	Unrealized loss on long-term investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2002	$ 33,476,572	$ 903,054	$ 4,216,966	$354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131
Reversal of special earnings reserve	–	–	–	(252,293)	252,293	–	–	–	–	–
Distribution of net income of 2001 :										
Appropriation of legal reserve	–	–	301,757	–	(301,757)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	65,827	(65,827)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	(54,779)	–	–	–	–	(54,779)
Employees' bonuses	–	–	–	–	(164,337)	–	–	–	–	(164,337)
Cash dividends	–	–	–	–	(2,005,192)	–	–	–	–	(2,005,192)
Stock dividends	1,002,596	–	–	–	(1,002,596)	–	–	–	–	–
Capital reserve – gained on disposal of property, plant and equipment transferred to unappropriated earnings	–	(10,889)	–	–	10,889	–	–	–	–	–
Adjustment of capital reserve due to the Company's Disproportionate subscription to capital reserve gained on disposal of property, plant and equipment by subsidiaries transferred to unappropriated earnings	–	(149,252)	–	–	149,252	–	–	–	–	–
Net income for 2002	–	–	–	–	1,508,760	–	–	–	–	1,508,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	63,465	–	–	–	–	–	–	–	63,465
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	42,068	–	–	–	–	–	–	–	42,068
Unrecognized pension cost	–	–	–	–	–	–	–	(196,810)	–	(196,810)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(11,269)	–	(11,269)
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(29,594)	–	–	–	(29,594)
Retirement of treasury stock	(56,710)	(1,833)	–	–	–	–	–	–	58,543	–
Purchase of treasury stock	–	–	–	–	–	–	–	–	(178,004)	(178,004)
Adjustment due to the Company's proportionate subscription to the subsidiaries transact of treasury stock	–	21,619	–	–	–	–	–	–	(29,609)	(7,990)
Adjustment due to the Company's treatment of stock held by subsidiaries as treasury stock	–	–	–	–	–	–	–	–	(1,260,735)	(1,260,735)
Adjustment due to the Company's treatment of stock sold by the subsidiaries as sale of treasury stock	–	126,998	–	–	–	–	–	–	1,260,735	1,387,733
Adjustment due to the Company's proportionate subscription to the subsidiaries' conversions of convertible bonds	–	782	–	–	–	–	–	–	–	782
Cumulative translation adjustment	–	–	–	–	–	–	(167,222)	–	–	(167,222)
Balance at December 31, 2002	$ 34,422,458	$ 996,012	$ 4,518,723	$ 168,156	$ 1,825,958	($ 151,953)	($ 107,858)	($ 216,695)	($ 244,794)	$ 41,210,007

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,508,760	$ 3,013,760
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on reduction of short - term investments to market value	—	5,109
Reversal of valuation of short-term investments	(5,109)	—
Provision for doubtful accounts	67,028	72,615
Reversal of allowance for doubtful accounts	(48,828)	(13,617)
Loss on allowance for inventory valuation	—	2,083
Reversal of inventory obsolescence valuation	(3,641)	—
Equity in loss of subsidiaries	1,523,080	1,491,284
Perpetual loss of long-term investments accounted for under the cost method	76	167,989
Cash dividends from equity subsidiaries	970,909	820,846
Gain on sale of investments	(2,968,146)	(4,952,891)
Depreciation	1,358,420	1,381,727
Gain on disposal of property, plant and equipment, idle assets and other assets	(12,992)	(12,241)
Loss on disposal of property, plant and equipment, and idle assets	36,550	21,419
Amortization	91,004	67,317
Gain on foreign currency translations	(10,868)	(5,419)
Changes in assets and liabilities:		
Notes receivable	(58,660)	2,887
Accounts receivable – third parties	(182,436)	39,330
Accounts receivable – related parties	(507,885)	(120,858)
Other receivables – third parties	(39,186)	425,018
Other receivables – related parties	35,508	(78,200)
Inventories	(13,367)	(117,417)
Prepayments	162,882	71,035
Deferred income tax assets - current	(10,982)	(182,214)
Deferred pension cost	36,838	(413,844)
Long-term receivables	43,437	(10,711)
Deferred income tax assets-non-current	161,651	215,851
Notes payable	843	(7,391)
Accounts payable – third parties	309,623	(89,633)
Accounts payable – related parties	30,485	(79,723)
Income tax payable	18,015	(25,970)
Accrued expenses	(161,753)	(100,029)
Other payables	(84,257)	24,030
Cash received in advance	—	(85,714)
Provision for retirement plan	92,079	467,584
Net cash provided by operating activities	2,339,078	1,994,012

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (Increase) in short-term investments	$ 1,623,821	($ 1,623,821)
Increase in long-term investments-subsidiaries	(2,335,694)	(403,676)
Increase in long-term investments-non-subsidiaries	(1,982,712)	(1,232,901)
Proceeds from sale of long-term investments-subsidiaries	74,622	382,098
Proceeds from sale of long-term investments-non-subsidiaries	4,832,657	5,403,247
Cash purchase of property, plant and equipment, assets held for lease and other assets	(1,180,832)	(1,586,268)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	338,087	371,816
Decrease in guaranteed deposits	742	11,989
Increase in deferred expenses	(44,682)	(41,067)
Decrease in employees' car loans	6,359	9,621
Net cash provided by investing activities	1,332,368	1,291,038
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term loans	(609,487)	(826,000)
Decrease in commercial paper payable	–	(486,370)
(Decrease) Increase in long-term loans	(643,691)	173,120
Decrease in customers' deposits	(4,062)	(25,303)
Payment of directors' and supervisors' remuneration	(54,779)	(58,891)
Payment of employees' bonuses	(164,337)	(117,782)
Payment of cash dividends	(2,005,192)	(1,894,900)
Purchase of treasury stock	(178,004)	(58,543)
Net cash used in financing activities	(3,659,552)	(3,294,669)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	10,868	5,419
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,762	(4,200)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	109,720	113,920
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 132,482	$ 109,720
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 913,632	$ 1,137,909
2. Income taxes paid	$ 11,903	$ 19,459
3. Fair value of subsidiaries on the date of acquisition during the period:		
(1)Uni-President Glass Industrial Co., Ltd.		
Cash	$ –	$ 5,256
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ –	$ 397,366
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	–	(5,256)
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ –	$ 392,110

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
4. Fair value of subsidiary on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ –	$ 22,047
Total proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 21,051
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	–	(11,244)
Proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 9,807
(2)Mech-President Corp.		
Cash	$ –	$ 38,277
Total proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 85,283
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	–	(18,105)
Proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 67,178
(3)Retail Support International Corp.		
Cash	$ –	$ 1,272
Total proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 237,180
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	–	(394)
Proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 236,786
(4)Uni-President Oven Bakery Corp.		
Cash	$ –	$ 16,617
Total proceeds from sale of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ –	$ 38,584
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 20% ownership)	–	(3,323)
Proceeds from sale of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ –	$ 35,261

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
Investing and financing activities with partial cash payment		
1.Purchase of long-term investments – non-subsidiaries	$ 485, 303	$ 2, 730, 310
Plus: Other payables, beginning of year	1, 497, 409	–
Less: Other payables, end of year	–	(1, 497, 409)
Cash purchase of long-term investments – non-subsidiaries	$ 1, 982, 712	$ 1, 232, 901
2.Sales of long-term investments – non-subsidiaries	$ 3, 772, 240	$ 6, 463, 664
Plus: Other receivables, beginning of year	1, 060, 417	–
Less: Other receivables, end of year	–	(1, 060, 417)
Cash sales of long-term investments – non-subsidiaries	$ 4, 832, 657	$ 5, 403, 247
3.Purchase of property, plant and equipment, assets held for lease and other assets	$ 1, 056, 858	$ 1, 281, 523
Plus: Other payables, beginning of year	223, 536	516, 483
Long-term payables, beginning of year	210, 444	222, 242
Less: Other payables, end of year	(112, 817)	(223, 536)
Long-term payables, end of year	(197, 189)	(210, 444)
Cash purchase of property, plant and equipment, assets held for lease and other assets	$ 1, 180, 832	$ 1, 586, 268
4.Other activities with no cash flow effect		
Long – term investments reclassified to treasury stock	$ 1, 260, 735	$ –

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1 HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the "Company") was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with initial capital of $32,000. As of December 31, 2002, the paid-in capital was $34,422,458, divided into 3,442,246,000 shares of common stock with $10 (NT dollar) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined using the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

3.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable and other factors.

4.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method (the Company used the

first-in, first-out "FIFO" method prior to January 1, 2002) except for livestock, which based on the average method less on allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials, raw materials in transit and supplies is based on the replacement cost, and market values for merchandise, work in process, livestock in process, finished goods and by products, is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

5.Long-term investments

Investments in which ownership interest exceeds 20%, or in which the Company has the ability to exercise significant influence, are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary's is net book value on the date of acquisition is capitalized and amortized over a period of five years.

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence, are stated at the lower of cost or market value for listed companies and at cost for unlisted companies. The market value of listed companies is determined used the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and the chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which are accounted for using the equity method, are recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

6.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in

connection with the purchase or construction required to bring the assets to the condition and location for their intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated economic useful lives of depreciable assets. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are: buildings 2-55 years, other assets 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets is recorded as other income or loss. Prior to December 31, 2001, the gain after income tax is transferred to capital reserve in the current year. After December 31, 2001, such gains are recorded in unappropriated earnings.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

7.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rent paid quarterly or based on unit-of-production is recorded as current expense.

Other deferred expenses are depreciated or amortized over a period of 3-10 years.

8.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

9.Treasury stock

The cost of treasury stock (common) acquired by the parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are based on fair value.

(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against Retained Earnings.

(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against Retained Earnings; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements.

10.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax assets or liabilities are classified into current or non-current items in accordance with the nature of the balance sheet accounts or the period realization is expected. Adjustments of prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credits", whereby investment tax credits from the purchase of machinery and equipment, research expenditure, training expenditure and investment in stock were adopted by flow through method.

The 10% additional income tax expense on unappropriated earnings is recognized in the period that the shareholders' resolve to retain the earnings.

11.Use of estimates resolve

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

12.Revenues, costs and expenses

Sales revenues are recognized when the earning process is completed and payment is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3 CHANGE IN ACCOUNTING PRINCIPLES

1.Effective January 1, 2002, the Company changed the method of computing inventory costs from the FIFO method to the weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. The net cumulative effect of this change in accounting principle amounted to $7,810 which was included in net income for the year ended December 31, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stock held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, net income decreased by $126,998 for the year ended December 31, 2002.

Note 4 DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENTS

	December 31,	
	2002	2001
Cash on hand	$ 2, 780	$ 3, 249
Checking deposits	10, 245	14, 598
Demand deposits	119, 457	91, 873
	$ 132, 482	$ 109, 720

2. SHORT-TERM INVESTMENTS

	December 31,	
	2002	2001
Mutual funds	$ —	$ 1, 623, 821
Less: Valuation allowance	—	(5, 109)
	$ —	$ 1, 618, 712

3. NOTES RECEIVABLE

	December 31, 2002	December 31, 2001
Notes receivable	$ 851,266	$ 792,606
Less : Allowance for doubtful Notes receivable	(79,662)	(75,242)
	$ 771,604	$ 717,364

4. ACCOUNTS RECEIVABLE – THIRD PARTIES

	December 31, 2002	December 31, 2001
Accounts receivable	$ 1,084,006	$ 901,570
Less : Allowance for doubtful accounts receivable	(128,049)	(83,374)
	$ 955,957	$ 818,196

5. INVENTORIES

	December 31, 2002	December 31, 2001
Merchandise	$ 182,996	$ 118,087
Raw materials	866,022	770,899
Raw materials in transit	596,511	438,459
Supplies	118,348	171,224
Work in process	89,826	138,767
Livestock in process	12,495	82,190
Finished goods	595,490	697,452
Livestock	25,509	85,450
Less : Allowance for livestock	(11,801)	(40,059)
By-products	892	452
	2,476,288	2,462,921
Less : Allowance for price decline in inventories and inventories obsolescence	(2,223)	(5,864)
	$ 2,474,065	$ 2,457,057

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term Investments

Name of subsidiaries	December 31, 2002 Amount	December 31, 2002 Percentage owned	December 31, 2001 Amount	December 31, 2001 Percentage owned
Accounted for under the equity method:				
President International Trade and Investment Corp. (Note 1)	$ 3,016,434	100.00%	$ 1,583,227	100.00%
Nanlien International Corp.	996,535	99.99%	982,209	99.99%
President International Development Corp.	7,525,095	58.50%	8,024,225	58.50%
President Chain Store Corp.	5,487,271	44.59%	6,624,385	44.28%
Ton Yi Industrial Corp.	7,169,548	43.34%	7,296,883	43.34%
Tong-Jeng Development Corp.	1,465,140	42.86%	1,408,190	50.00%
President Securities Corp.	4,090,869	26.48%	4,009,879	25.50%
Presicarre Corp.	1,720,861	20.50%	2,213,302	30.50%
Tonpal Optoelectronics Inc. (Note 2)	2,312,425	9.71%	2,331,917	10.36%
Others (less than 2%) (Notes 1 and 2)	6,818,014	10.00% ~100.00%	6,114,116	7.14% ~100.00%
	40,602,192		40,588,333	
Accounted for under the cost method:				
New Century Info-Comm Co., LTD.	1,268,000	2.67%	1,268,000	2.67%
Others (less than 2%) (Note 3)	3,340,072	0.53% ~ 14.46%	3,884,152	0.27% ~ 18.06%
	4,608,072		5,152,152	
	$45,210,264		$45,740,485	

(2) Credit balance of long-term investments

Name of subsidiaries	December 31, 2002 Amount	December 31, 2002 Percentage owned	December 31, 2001 Amount	December 31, 2001 Percentage owned
Accounted for under the equity method:				
Latin America Development Co., Ltd. (Note 2)	$ 4,325	7.14%	$ –	–

(Note 1) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balance of the Company. Accordingly, these subsidiaries were not consolidated.

(Note 2) The equity method was used to account for investments in Copres Corp., Scino Pharm Taiwan Ltd., Allianz President Life Insurance Co., President Information Corp., Tonpal Optoelectronics Inc. and Latin American Development Co., Ltd. due to the Company's ability to exercise significant influence.

(Note 3)The perpetual loss of long term investments recognized under the cost method in 2002 and 2001 was $76 and $167,989 respectively.

(3) The long-term investment loss of $1,523,080 and $1,491,284 recognized under the equity method was based on the audited financial statements of the subsidiaries in 2002 and 2001, respectively.

(4) As of December 31, 2002 and 2001, President Securities Corp. purchased treasury stock as follows:

A. The changes in treasury stock in 2002 and 2001.

Unit : In thousands of shares

	2002			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	14, 472	–	–	14, 472
Maintaining shareholders' equity	–	42, 978	(42, 978)	–
	14, 472	42, 978	(42, 978)	14, 472

	2001			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	5, 613	8, 859	–	14, 472
Maintaining shareholders' equity	–	97, 551	(97, 551)	–
	5, 613	106, 410	(97, 551)	14, 472

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock may not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002, and 2001, the balance of the cost of treasury stock purchased and then retired by President Securities Corp. amounted to $132,412. The Company recognized the treasury stock cost of $38,607 and $37,181 as of December 31, 2002 and 2001, respectively, based on its equity ownership in President Securities Corp.

C. In accordance with the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

D. According to the R.O.C. Securities Exchange law, treasury stock acquired for maintaining the credit rating of the Company and shareholders' equity must be retired within six months of acquisition.

(5) As of December 31, 2002, Tonpal Optoelectronics Inc., purchased treasury stock as follows:

A. The changes in treasury stock in 2002 and 2001.

Unit：In thousands of shares

	2002			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	—	27, 038	(11, 144)	15, 894

There were no such transactions in 2001.

B. According to the R.O.C. Securities Exchange Law, the percentage of the number of shares of treasury stock may not exceed 5% of the total shares of common stock issued by the Company and the amount of treasury stock may not exceed the total amount of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2002 and 2001, the balance of the cost of treasury stock purchased and then sold to employees by Tonpal Optoelectronics Inc. amounted to $156,751 and $0, respectively. The Company recognized the treasury stock cost of $15,220 and $0, respectively, as of December 31, 2002 and 2001, based on its equity ownership in Tonpal Optoelectronics Inc.

(6) As of December 31, 2002 and 2001, E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stock of Eagle Cold Storage Enterprise Co. totaling $34,698 (4,123,000 shares) and $0 (0 shares), respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", Eagle Cold Storage Enterprise Co. treated the stock which was held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963 and $0, respectively, based on its equity ownership in Eagle Cold Storage Enterprise Co..

(7) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 (NT dollars) and $23.77 (NT dollars), per share, respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 (NT dollars) per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In 2002, Kai Yu Investment Co., Ltd. and President International Development Corp. sold the Company's common stock, at the average price of $13.36 (NT dollars) and $13.51 (NT dollars) per share, respectively. As of December 31, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., did not hold any of the Company's common stock.

7. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2002 and 2001, revaluation and accumulated depreciation of fixed assets are listed as follows:

	December 31,2002		December 31,2001	
Assets	Revaluation	Accumulated depreciation	Revaluation	Accumulated depreciation
Land	$ 2, 215, 507	$ —	$ 2, 215, 507	$ —
Buildings	127, 798	1, 258, 232	136, 797	1, 229, 611
Machinery and equipment	61, 511	4, 815, 235	64, 684	4, 487, 557
Electrical installations	8, 342	263, 296	8, 725	249, 273
Transportation equipment	1, 178	102, 636	1, 178	103, 564
Furniture and fixtures	293	1, 612, 196	300	1, 539, 031
Leased property	—	96, 712	—	79, 199
Leasehold improvements	—	88, 943	—	78, 839
Other equipment	25, 707	1, 958, 160	29, 885	1, 788, 821
	$ 2, 440, 336	$ 10, 195, 410	$ 2, 457, 076	$ 9, 555, 895

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amounts of revalued appreciation credited to capital reserve was $1,984,813.The balance of capital reserve-assets revaluation was $452,131 as of December 31, 2002 and 2001.

(2) The balance of the provision for land-value increment tax on December 31, 2002 and 2001 was $1,291,803.

(3) Interest expenses before capitalization in 2002 and 2001 were $1,064,201 and $1,387,855, respectively. Interest capitalized totaled $132,840 and $172,484 with interest rates of 4.23% and 5.30% for 2002 and 2001, respectively.

(4) As of December 31, 2002 and 2001, the Company has purchased land in the amount of $59,304 for expansion of plant facilities. This agricultural land has yet to be rezoned for industrial purposes. Accordingly, the land title has not been officially transferred to the Company. However, the Company has secured deeds and other ownership documents to ensure ownership.

(5) Leased property

The terms of the major leased properties are summarized below:

A. Upon the expiration of the lease contract, the title of the leased properties accounted for under capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8.1997-7.2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
	$ 254, 440	

B. As of December 31, 2002, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total rental payments
2003	$ 31, 871	$ 33, 671
2004	29, 267	34, 302
2005	25, 663	33, 237
2006	21, 759	30, 949
2007	19, 697	30, 949
2008 and thereafter	68, 932	141, 847
	197, 189	$ 304, 955
Less: Liabilities under capital lease within one year	(31, 871)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 165, 318	

8. ASSETS HELD FOR LEASE

	Cost			Accumulated depreciation			
December 31, 2002	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 107,584	$ 215,383	$ 322,967	$ —	$ —	$ —	$ 322,967
Buildings	531,601	14,075	545,676	(203,624)	(12,616)	(216,240)	329,436
Machinery and equipment	420	—	420	(250)	—	(250)	170
Electrical installations	30,172	—	30,172	(22,160)	—	(22,160)	8,012
Furniture and fixtures	3,709	—	3,709	(2,785)	—	(2,785)	924
Other equipment	180,674	4,299	184,973	(120,325)	(4,297)	(124,622)	60,351
	$ 854,160	$ 233,757	$ 1,087,917	($ 349,144)	($ 16,913)	($ 366,057)	$ 721,860

	Cost			Accumulated depreciation			
December 31, 2001	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	636,820	14,075	650,895	(217,655)	(12,399)	(230,054)	420,841
Machinery and equipment	420	—	420	(203)	—	(203)	217
Electrical installations	31,255	—	31,255	(20,059)	—	(20,059)	11,196
Furniture and fixtures	2,221	—	2,221	(2,002)	—	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$ 1,180,481	$ 233,757	$ 1,414,238	($ 384,405)	($ 16,696)	($ 401,101)	$ 1,013,137

(1)Rental revenues in 2002 and 2001 were $183,662 and $240,493, respectively.

(2)The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

December 31, 2002	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 120,992	$ 35,284	$ 156,276	$ –	$ –	$ –	$ 156,276
Buildings	152,341	10,296	162,637	(123,945)	(10,168)	(134,113)	28,524
Machinery and equipment	526,043	1,175	527,218	(357,221)	(1,175)	(358,396)	168,822
Electrical installations	10,879	352	11,231	(10,641)	(352)	(10,993)	238
Furniture and fixtures	4,266	–	4,266	(4,213)	–	(4,213)	53
Other equipment	86,897	4,366	91,263	(73,840)	(4,366)	(78,206)	13,057
	$ 901,418	$ 51,473	$ 952,891	($ 569,860)	($ 16,061)	($ 585,921)	$ 366,970

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ –	$ –	$ –	$ 151,472
Buildings	45,135	1,297	46,432	(39,088)	(1,225)	(40,313)	6,119
Machinery and equipment	203,877	526	204,403	(153,827)	(526)	(154,353)	50,050
Electrical installations	7,416	–	7,416	(7,332)	–	(7,332)	84
Furniture and fixtures	3,953	–	3,953	(3,810)	–	(3,810)	143
Other equipment	23,994	394	24,388	(21,584)	(394)	(21,978)	2,410
	$ 400,563	$ 37,501	$ 438,064	($ 225,641)	($ 2,145)	($ 227,786)	$ 210,278

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China.

Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

10. DEFERRED EXPENSES

	December 31,	
	2002	2001
Beginning balance	$ 289,364	$ 315,614
Additions	45,301	44,602
Decreases	(619)	(3,535)
Amortization and depreciation	(91,004)	(67,317)
Ending balance	$ 243,042	$ 289,364

(1) The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rent paid quarterly or based on the units-of-production is treated as current expense.

(2) The decrease in 2002 and 2001 represents purchase returns from the design of website software and sales of vending machine.

11. LONG-TERM RECEIVABLES

	December 31,	
	2002	2001
Long-term notes receivable	$ 1,500	$ 2,215
Long-term accounts receivable	1,357	44,079
Employee car loans	21,299	27,658
Less: Allowance for doubtful accounts	(2,211)	(33,106)
	$ 21,945	$ 40,846

12. SHORT-TERM LOANS

	December 31,		Collateral or
	2002	2001	security
Unsecured bank loans	$ 343,777	$ 953,223	—
Bank draft	—	41	—
	$ 343,777	$ 953,264	
Range of interest rates	1.763%-2.45%	2.42%-6.915%	

13. LONG-TERM LOANS

	December 31, 2002	December 31, 2001	Collateral or security
Unsecured bank loans	$ 17,315,000	$ 14,744,000	—
Note issuance facilities	4,100,000	7,350,000	—
	21,415,000	22,094,000	
Less: Prepaid interest	(21,626)	(56,935)	
Current portion of long-term loans	(2,500,000)	(375,000)	
	$ 18,893,374	$ 21,662,065	
Range of maturity dates	3.1.2004-9.18.2007	6.12.2003-6.28.2006	
Range of interest rates	2.20%-4.65%	2.50%-6.65%	

14. RETIREMENT PLAN

(1) Under the terms of the retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with the 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $111,650 and $88,749 for 2002 and 2001, respectively. As of December 31, 2002 and 2001, the retirement fund balance with the Central Trust of China, was $1,851,215 and $1,884,841, respectively.

(3) The net periodic pension cost for the period ended December 31, 2002 and 2001 consists of the following factors:

	2002	2001
Service cost	$ 119,421	$ 120,319
Interest cost	137,716	152,171
Expected return on plan assets	(78,248)	(110,127)
Amortization of the unrecognized net obligation at transition	25,763	25,763
Amortization of the unrecognized prior service cost	16,276	—
Loss not recognized as pension cost	23,623	4,365
Net periodic pension cost	$ 244,551	$ 192,491

(4) The Company adopted FAS No. 18 "Accounting for Pension Plan" of the R.O.C. The assumptions used to measure the funded status of the plan are as follows:

	2002	2001
Discount rate	4.00%	4.25%
Rate of increase in compensation levels	2.82%	2.82%
Expected return on plan assets	3.25%	4.00%

(5) The funded status of the plans at November 30, 2002 and 2001 were as follows:

	November 30, 2002	November 30, 2001
Benefit obligation:		
Vested benefit obligation	($1,068,364)	($ 913,275)
Non-vested benefit obligation	(1,627,633)	(1,550,994)
Accumulated benefit obligation	(2,695,997)	(2,464,269)
Additional benefit based on future salaries	(750,825)	(776,117)
Projected benefit obligation	(3,446,822)	(3,240,386)
Plan assets at fair value	1,891,627	1,956,213
Plan funded status	(1,555,195)	(1,284,173)
Unrecognized net transition obligation	206,102	231,865
Unrecognized prior service cost	170,904	187,180
Unrecognized plan assets loss	760,605	583,886
Accrued pension cost	($ 417,584)	($ 281,242)
Minimum pension liability	($ 804,370)	($ 508,056)
Vested benefit	$1,280,379	$1,107,031

15. COMMON STOCK

(1) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No. 139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) The Company retired 5,671,000 shares of treasury stock on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stocks, the total paid-in capital was $33,419,862, consisted of 3,341,986,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(3) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital will be $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

16.CAPITAL RESERVE

(1) According to the R.O.C. Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

17.RETAINED EARNINGS

(1) According to the R.O.C. Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the R.O.C. Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' dividends are to represent 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees'

bonuses.

(3) As of April 2, 2003, the Company has not yet held the board of directors meeting to discuss the earnings distribution proposal for fiscal year 2002. The related information will be available from the Market Observation Post System website of Taiwan Stock Exchange Corporation once the resolution is approved by the board of directors and shareholders. The information on the distribution of 2001 earnings in accordance with the resolution adopted by the Board of Director and approved in the stockholders' meetings was as follows:

		Approved in the stockholders' meeting
A.Distribution:		
(i) Employees' cash bonuses	$	164, 337
(ii) Employees' stock bonuses		—
(iii) Directors' and supervisors' remuneration		54, 779
B.Information about earnings per share (in dollars)		
(i) Original EPS (Note 1)		0. 90
(ii) Imputed EPS (Note 2)		0. 84

(Note 1) The original EPS was not retroactively adjusted in accordance with the issuance of capitalization of earnings and employees' bonuses.

(Note 2) Imputed EPS = (net income – employees' bonuses – Directors' and supervisors' remuneration)/weighted average number of shares outstanding for 2001.

(4) As of December 31, 2002 and 2001, the balance of unappropriated earnings were as follows:

		2002		2001
(A) Unappropriated earnings before 1997	$	157, 057	$	485, 556
(B) Unappropriated earnings since 1998				
A: 10% income tax unpaid balance		1, 508, 760		3, 012, 445
B: 10% income tax paid balance		160, 141		1, 251
	$	1, 825, 958	$	3, 499, 252

(5) As of December 31, 2002 and 2001, the imputation tax credit account balance amounted to $740 and $10,851, respectively. The Company distributed 2001 net income as dividends in accordance with the resolution adopted at the stockholders' meeting on June 28, 2002, and the date of dividends distribution was August 23, 2002 adopted at a meeting of Board of Directors. The creditable ratio was 19.08%. As of December 31, 2002, the estimated creditable ratio was 0.04%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2002 net income will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(6) According to ROC SFC Ruling, the debit balance of $476,506 of stockholders' equity as of December 31, 2002, should be appropriated as special earnings reserve and not be distributed.

18. TREASURY STOCK

The changes in treasury stock purchased by the Company in 2002 and 2001 was as follows:

Unit：In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	5,671	17,859	(5,671)	17,859

Unit：In thousands of shares

	2001			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	–	5,671	–	5,671

(A) According to the R.O.C. Securities Exchange Law, the percentage of the number of shares of treasury stock shall not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002 and 2001, the balance of the cost of treasury stock purchased and then retired amounted to $178,004 and $58,543, respectively.

(B) According to the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

(C) According to the R.O.C. Securities Exchange Law, the treasury stock acquired for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

19. DEFERRED INCOME TAX AND INCOME TAX EXPENSE

(1) Adjustments for corporate income tax expense and income tax payable were as follows:

	2002	2001
Corporate income tax benefit before cumulative effect of changes in accounting principle	($ 96,899)	($ 168,554)
10% additional income tax on unappropriated earnings	280,089	195,680
	183,190	27,126
Income tax due to cumulative effect of changes in accounting principle	(2,603)	–
Corporate income tax expense	180,587	27,126
Net change amount for deferred income tax assets	(150,669)	(33,637)
Income tax on separately taxed income	(60)	(786)
Over provision of prior year's income taxes	594	20,284
Prepaid and income taxes withheld	(2,997)	(3,547)
Income tax payable	$ 27,455	$ 9,440

(2)The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investment tax credits were as follows:

	December 31, 2002		December 31, 2001	
	Amount	Tax effect	Amount	Tax effect
CURRENT ITEMS:				
Temporary differences				
Bad debt expenses	$ 167,428	$ 41,857	$ 110,545	$ 27,636
Unrealized inventory obsolescence loss	2,223	555	5,864	1,466
Expenses carried forward	15,480	3,870	22,123	5,531
Unrealized gain or loss on foreign currency transaction	180	45	2,849	712
Investments tax credits	–	200,000	–	200,000
		$ 246,327		$ 235,345
NON-CURRENT ITEMS:				
Temporary differences				
Expenses carried forward	$ 18,168	$ 4,542	$ 25,627	$ 6,407
Depreciation expenses	(2,363,900)	(590,975)	(2,322,129)	(580,532)
Investment income or loss	1,160,828	290,207	1,494,536	373,634
Pension cost	220,512	55,128	5,635	1,409
Loss carryforwards	826,880	206,720	1,599,553	399,888
Investment tax credits	–	155,399	–	260,810
Valuation allowance	–	(21,000)	–	(199,944)
		$ 100,021		$ 261,672

(3) As of December 31, 2002, the balance of unused tax credits from loss carryforwards was $206,720, which will expire between 2003 and 2006.

(4) As of December 31, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure and expenditure on the development of international trademark were $355,399, and will expire between 2003 and 2005.

(5) The Company's income tax returns for the years through 1999 have been assessed by the Tax Authority. As of April 2, 2003, there were no disputes existing between the Company and the Tax Authority.

20. Basic earnings per common share (EPS)

	2002				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$1, 689, 347	$ 1, 508, 760	3, 374, 846	$ 0. 50	$ 0. 45

	2001				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$3, 040, 886	$3, 013, 760	3, 442, 246	$ 0. 88	$ 0. 88

Weighted average number of shares outstanding during the year has been adjusted retroactively in accordance with the capitalization of earnings in 2002.

Note 5 RELATED-PARTY TRANSACTIONS

1.Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
Cayman President Holdings Ltd.	Subsidiary accounted under the equity method
Uni-President Dream Parks Corp.	Subsidiary accounted under the equity method
President Baseball Team Corp.	Subsidiary accounted under the equity method
Nanlien International Corp.	Subsidiary accounted under the equity method
President International Development Corp.	Subsidiary accounted under the equity method
President Nisshin Corp.	Subsidiary accounted under the equity method
President Kikkoman Inc.	Subsidiary accounted under the equity method
President Chain Store Corp.	Subsidiary accounted under the equity method
Ton Yi Industrial Corp.	Subsidiary accounted under the equity method
Uni-President Oven Bakery Corp.	Subsidiary accounted under the equity method
TTET Union Corp.	Subsidiary accounted under the equity method
Qware Systems & Services Corp.	Subsidiary accounted under the equity method
President Packaging Ind. Corp.	Subsidiary accounted under the equity method
Presicarre Corp.	Subsidiary accounted under the equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted under the equity method
Mech-President Corp.	Subsidiary accounted under the equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted under the equity method
Retail Support International Corp.	Subsidiary accounted under the equity method
President Information Corp.	Subsidiary accounted under the equity method
Prince Housing & Development Corp.	Common chairman
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tung-Tse Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note) (accounted under the equity method)
Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)

(Note):Tun Hsiang Enterprises Corp. changed its relationship with the Company due to the disposal of the equity investments by Kai Yu Investment Co., Ltd. in August, 2001.

2. Transactions with related parties

(1) Purchases

	2002		2001	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 709, 765	3%	$ 698, 307	4%
TTET Union Corp.	480, 711	2%	548, 889	3%
President Packaging Ind. Corp.	420, 542	2%	389, 660	2%
President Nisshin Corp.	307, 311	1%	257, 105	1%
Others (less than 10%)	354, 297	2%	475, 978	2%
	$ 2, 272, 626	10%	$ 2, 369, 939	12%

The terms of purchases and payments (due within one month) to the related parties were the same as those with regular suppliers except for the following companies:

(1) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.
(2) Ton Yi Industrial Corp. pays its account within 50 days.
(3) President Nisshin Corp. pays its account within 15 days.

(2) Sales

	2002		2001	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Tung Ang Enterprises Corp.	$ 4, 878, 071	15%	$ 572, 332	2%
Uni-President Cold-Chain Corp.	4, 233, 571	13%	3, 659, 928	12%
President Chain Store Corp.	2, 487, 904	8%	2, 199, 676	7%
Retail Support International Corp.	1, 110, 273	4%	2, 198, 211	7%
Others (less than 10%)	9, 449, 483	30%	11, 644, 427	37%
	$ 22, 159, 302	70%	$ 20, 274, 574	65%

The terms of collection period for the year ended December 31, 2002 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sales for foodstuff and animal feed products and 10-15 days after sales of soybean products, except that the collection period is two months for sales to the corporations of outlet channels; one month for sales to the corporations that operate both in outlet channels and traditional channels; two weeks for sales to the corporations of traditional channels; 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month ; Tung Aug Enterprises Corp. closes it's accounts 10 days and remits in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days from the end of each month; President Chain Store Corp. closes it's accounts 30 days from the end of each month. Except for the collection periods mentioned above, other terms of sales were the same to related and third parties.

(3) Purchase of Investments

	2002	2001
President International Development Corp.	$ —	$ 397,366
President Chain Store Corp.	—	240,710
	$ —	$ 638,076

The Company purchased 20,000,000 shares of common stocks of Scinopharm Taiwan, Limited. and 135,000 shares of common stocks of Parabola Creative Inc. from President Chain Store Corp. and 36,000,000 shares of common stocks of Uni-President Glass Industrial Co., Ltd. from President International Development Corp. to consult expert to estimate opinion at negotiated prices in 2001.

(4) Sale of investments

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President Chain Store Corp.	$ 3, 792, 879	$ 850, 387	$ 2, 942, 492	$ 635, 631	$ 376, 280	$ 259, 351
Nanlien International Corp.	—	—	—	203, 844	110, 150	93, 694
President International Development Corp.	—	—	—	54, 835	13, 650	41, 185
	$ 3, 792, 879	$ 850, 387	$ 2, 942, 492	$ 894, 310	$ 500, 080	$ 394, 230

(A)The Company sold 3,960,000 shares of President Pharmaceutical Corp. and 36,208,000 shares of Presicarre Corp. to President Chain Store Corp. at negotiated price in 2002.

(B)The Company sold 2,200,000 shares of Retail Support International Corp.; 7,140,000 Shares of Uni-President Cold-Chain Corp.; 5,250,000 shares of President Transnet Corp.;10,440,000 shares of President Musashino Corp.; 2,400,000 shares of President Information Corp.; 31,219,000 shares of Mech-President Corp ;1,658,000 shares of President Yamako Corp. ; 3,600,000 shares of Uni-President Oven Bakery Corp. to President Chain Store Corp. in 2001; sold 4,000,000 shares of Retail Support International Corp; 3,038,000 shares of Union Chinese Corp; 1,530,000 shares of Tone Chu Enterprises Corp. to Nanlien International Corp. in 2001; sold 4,419,000 shares of Presitex Co., Ltd. and 1,000,000 shares of 365 Uol.Com Limited to President International Decelopment Corp. with a negotiated price based on expert opinion in 2001.

(5) Purchases of property, plant and equipment

	Item	2002	2001
Qware Systems & Service Corp.	Furniture and fixtures	$ 27, 221	$ 59, 352
President Information Corp.	Furniture and fixtures	1, 283	9, 981
Mech-President Corp.	Transportation equipment	300	9, 843
Other (less than 10%)	Transportation equipment, Furniture and fixtures and Other equipment.	2, 744	1, 226
		$ 31, 548	$ 80, 402

The Company purchased above fixed assets from related parties at negotiated prices.

(6) Disposal of property, plant and equipment

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 257, 557	$ 255, 748	$ 1, 809	$ 196, 721	$ 195, 729	$ 992
Retail Support International Corp.	50, 755	50, 755	—	—	—	—
Uni-President Oven Bakery Corp.	—	—	—	96, 816	96, 816	—
Others (less than 10%)	10, 981	7, 367	3, 614	23, 745	23, 300	445
	$ 319, 293	$ 313, 870	$ 5, 423	$ 317, 282	$ 315, 845	$ 1, 437

The Company sold fixed assets to related parties at negotiated prices.

(7) Rental income

	Rent collection frequency	2002	2001
Uni-President Vender Corp.	Monthly	$ 201, 413	$ 225, 706
Retail Support International Corp.	Monthly	56, 071	104, 231
Uni-President Cold-Chain Corp.	Monthly	35, 387	58, 916
Others (less than 10%)	Monthly	94, 197	96, 117
		$ 387, 068	$ 484, 970

Rents are charged based on the existing lease agreements at negotiated prices.

(8) Other income

	2002	2001
Management and technical consultancy fees:		
Ztong Yee Industrial Co., Ltd.	$ 25, 200	$ 25, 200
Tung Ang Enterprises Corp.	20, 469	15, 957
Others (less than 10%)	156, 496	244, 252
	202, 165	285, 409
Other income：		
Tung-Yu Enterprises Corp.	43, 626	5, 807
Tung Hsiang Enterprises Corp.	40, 454	51, 122
Others (less than 10%)	219, 819	312, 007
	303, 899	368, 936
	$ 506, 064	$ 654, 345

(9) Processing expenses

	2002	2001
TTET Union Corp.	$ 133, 355	$ 101, 895

(10) Other expenses

	2002	2001
Advertisement expenses：		
Uni-President Dream Parks Corp.	$ 646, 610	$ 562, 209
President Baseball Team Corp.	95, 057	95, 746
Others (less than 10%)	111, 766	152, 141
	853, 433	810, 096
Other expenses：		
Uni-President Cold-Chain Corp.	172, 826	217, 829
Kuan Chang Enterprises Corp.	90, 705	90, 899
President Chain Store Corp.	7, 966	99, 270
Others (less than 10%)	220, 822	197, 892
	492, 319	605, 890
	$ 1, 345, 752	$ 1, 415, 986

(11) Notes receivable

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Tung-Tse Corp.	$ 17, 369	2%	$ 12, 033	2%
Tung Ang Enterprises Corp.	—	—	5, 966	1%
Uni-President Dream Parks Corp.	—	—	4, 530	—
President Nisshin Corp.	—	—	3, 485	—
Others (less than 10%)	4, 214	1%	6, 780	1%
	$ 21, 583	3%	$ 32, 794	4%

(12) Accounts receivable

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Uni-President Cold-Chain Corp.	$ 417, 652	12%	$ 256, 154	9%
Tung Ang Enterprises Corp.	396, 386	12%	31, 924	1%
President Chain Store Corp.	314, 470	9%	179, 468	7%
Tun Hsiang Enterprises Corp.	237, 005	7%	351, 655	13%
Retail Support International Corp.	122, 061	4%	233, 706	8%
Others (less than 10%)	832, 439	24%	759, 221	28%
	$2, 320, 013	68%	$1, 812, 128	66%

(13) Other receivables

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Tung Ang Enterprises Corp.	$ 36,370	10%	$ 8,863	—
Ztong Yee Industrial Co., Ltd.	25,200	7%	25,200	2%
President Kikkoman Inc.	15,446	4%	11,039	1%
Tun Hsiang Enterprises Corp.	14,274	4%	16,063	1%
Presicarre Corp.	—	—	80,000	6%
Others (less than 10%)	36,296	10%	37,896	3%
	$ 127,586	35%	$ 179,061	13%

(14) Accounts payable

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 63,671	4%	$ 55,505	5%
TTET Union Corp.	56,639	3%	26,729	2%
President Packaging Ind. Corp.	42,336	3%	39,325	3%
President Nisshin Corp.	26,781	2%	24,218	2%
Ton Yi Industrial Corp.	22,393	1%	27,807	2%
Others (less than 10%)	10,106	1%	17,857	1%
	$ 221,926	14%	$ 191,441	15%

(15) Accrued expenses

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Uni-President Dream Parks Corp.	$ 77,528	5%	$ 67,001	4%
President Chain Store Corp.	25,466	2%	50,605	3%
Others (less than 10%)	254,336	18%	197,684	13%
	$357,330	25%	$315,290	20%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2002	December 31, 2001
Cayman President Holdings Ltd.	$ 14, 158, 712	$ 14, 220, 141
President International Development Corp.	3, 200, 000	2, 800, 000
Others (less than 10%)	8, 164, 497	9, 232, 079
	$ 25, 523, 209	$ 26, 252, 220

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp) jointly purchased a parcel of land (located in Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defence. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2001, President Chain Store Corp. signed a permanent technical cooperation contract (the Contract) with the Southland Corporation . Under the terms of the contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligations to Southland Corporation due under the Contract.

(B) Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2002, the minimal ownership was revised to 40%.

Note 6 PLEDGED ASSETS

As of December 31, 2002 and 2001, the pledged assets were as follows:

Assets	Purpose of collateral	December 31, 2002	December 31, 2001
Land	Revolving credit facility	$1, 174, 808	$1, 170, 981
Buildings - net	Revolving credit facility	381, 443	450, 745
Machinery and equipment - net	Revolving credit facility	52	197
		$1, 556, 303	$1, 621, 923

Note 7 CONTINGENT LIABILITIES AND COMMITMENTS

1. As of December 31, 2002 and 2001, the remaining balance due for construction in progress and advances to suppliers were as follows:

	December 31, 2002	December 31, 2001
Construction in progress	$ 794, 120	$ 952, 944
Advance to suppliers	532, 014	411, 633
	$ 1, 326, 134	$ 1, 364, 577

2. As of December 31, 2002, and 2001, total letters of credit opened and unused were $1,205,809 and $1,183,575, respectively.

3. In November 1999, the Company borrowed $800,000 from China Development Industrial Bank under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December 2001, the repayment terms of the loan agreement were revised from November 15, 2001 to November 15, 2004 (However, the credit period is from March 25, 2002 to March 25, 2005.). Under the terms of the loan agreement the Company agrees that:

(1)To maintain a current ratio above 70%.

(2)To maintain a debit ratio be below 150%.

(3)To ensure that, if the ratios mentioned above do not meet the requirements, the Company will improve them within six months.

4. In August 2001, the Company signed a $4,200,000 5-year syndicated credit facility agreement from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement, the Company agrees that:
   (1) The current ratio shall be above 70%.
   (2) The debt ratio shall be below 100%.
   (3) The ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.
   (4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall require written consent from bank syndication.

5. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facility agreement including Note issuance facilities and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：
   (1) The current ratio shall be above 80%.
   (2) The debt ratio shall be below 100% from 2000, retroactively.
   (3) If the ratios mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.
   (4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be communicated to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

6. In September 2002, the Company signed a $6,000,000 5-year syndicated credit facility agreement, including Note issuance facilities and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Standard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：
   (1) The year-end audited consolidated tangible stockholder's equity shall not be less than $30,000,000.
   (2) The debt ratio computed from the year-end non-consolidated audited financial statements shall not be above 150%.
   (3) The interest coverage ratio computed from the year-end non-consolidated audited financial statements shall not be below 200%.

(4) The current ratio computed from the year-end non-consolidated audited financial statements shall not be below 80%.

7. As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDS, have the same rights and responsibilities as holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same rights to receive dividends as holders of registered common shares.

Note 8 SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9 SIGNIFICANT SUBSEQUENT EVENT:

As approved by the meeting of the Board of Directors on November 28, 2002, the Company issued five-year secured domestic bonds for repaying the bank loan and decreasing the cost of interest. The issue of five-year secured domestic bonds has been approved by SFC on January 8, 2003, and bonds were sold on January 28, 2003. The significant terms of the bonds were as follows:

(A) Total amount issued:

The Company issued five-year secured domestic bonds totaling $1,800,000, including $500,000 of A bonds, $300,000 of B bonds, $200,000 of C bonds and $400,000 of D and E bonds.

(B) Issue price: Each with face value of $1,000.

(C) Coupon rate:

The five-year secured domestic bonds can be divided into five kinds of bonds, A,B,C,D and E.(Note) And the coupon rate of A, B and D bonds is 3.95% less the floating interest rate. The coupon rate of C and E bonds is 3.951% less the floating rate.

(D) The term of interest repayment:

The interest of bonds are repayable in installments every six months from January 28, 2003 on the coupon rate.

(E) The term of repayment:

The A bonds are repayable starting January 2006 to January 2008 in three yearly installments at the rate of 30%, 30% and 40%. The B,C,D, and E bonds are repayable on January 28, 2008 upon the maturity of the bonds.

(F) Period: 5 years, from January 28, 2003 to January 28, 2008.

(Note): The guarantee bank of A bonds is International Commercial Bank of China, the guarantee bank of B and C bonds is Chang Hwa Bank and the guarantee bank of D and E bonds is Taiwan Bank.

Note 10 OTHER :

1.INFORMATION OF INVESTMENTS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company had no derivative financial instrument transactions in 2002 or 2001.

2. FAIR VALUE OF NON－DERIVATIVE FINANCIAL INSTRUMENTS

	December 31,2002		December 31,2001	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets with the same fair and book value	$ 4,544,085	$ 4,544,085	$ 4,878,176	$ 4,878,176
Short-term investments	—	—	1,618,712	1,618,712
Long-term investments	45,210,264	56,637,692	45,740,485	56,046,343
Guaranteed deposits	85,515	85,515	86,257	86,257
Long-term receivables	21,945	21,945	40,846	40,846
Financial liabilities				
Financial liabilities with the same fair and book value	6,171,486	6,171,486	6,151,517	6,151,517
Long-term loans	18,893,374	18,893,374	21,662,065	21,662,065
Long-term payables	165,318	165,318	178,201	178,201
Provision for retirement plan	811,535	1,555,195	522,646	1,284,173
Customers' deposits	69,603	69,603	73,665	73,665

The methods and assumptions applied on the fair values of financial instruments are summarized as follows:

(1) The due dates of short-term financial instruments are near the balance sheet day (December 31, 2002). Accordingly, the fair value of short-term financial instruments are estimated based on the book value at the balance sheet which include the accounts of cash and cash equivalent, notes and accounts receivable, other receivables, short–term loans, notes and accounts payable, income tax payable, accrued expenses, other payables and the current portion of long–term liabilities.

(2) The fair value of mutual funds are estimated based on the net assets value at the balance sheet date.

(3) The fair value of long-term investments is based on the market value. The fair value investments without any market value is based on the net equities of the investee companies.

(4) The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2002.

(5) The fair value of long-term loans, long-term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2002.

(6) The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured at November 30, 2002 and 2001.

3.PRESENTATION OF FINANCIAL STATEMENT:

Certain accounts's the 2001 financial statements have been reclassified to conform with the presentation adopted for 2002 financial statements.

Note.11 Additional Disclosures Information

1.Significant Transactions Information (For the year ended December 31, 2002)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Kai Yu Investment (BVI) Co., Ltd.	Other receivables	US$ 80	$ 80	–	2	$ –	Business turn	$ –	–	$ –	US$ 80,000	US$ 100,000 (Note 1)
		Hong Kong President Holdings Ltd.	Other receivables	US 2	US –	–	2	–	Business turn	–	–	–	US 80,000	US 100,000 (Note 1)
2	Cayman President Holdings Ltd.	Prospect Top Development Ltd.	Receivable – related party	US 7,326	US 7,326	–	2	–	Investment loan	–	–	–	US 50,000	US 100,000 (Note 1)
3	President Global Corp.	President East Co.	Notes receivables	US 205	US 200	6.00%	1	US 650 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	–	1	US 389 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,285	CAN 6,088	7.06%	2	–	Investment loan	–	Land and Building second Mortgage	CAN 14,810	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	1,063,925	–	–	1	3,439,198 (sales)	–	–	–	–	4,135,555	8,271,110 (Note 2)
6	Mech-President Co., Ltd.	Shanghai President machine Co., Ltd.	Other receivables	33,118	–	–	2	–	Business turn	–	–	–	50,000	188,244 (Note 1)
7	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivables	PESO 45,650	PESO 45,650	7.00%	2	–	Investment loan	–	–	–	PESO 80,000	PESO 93,568 (Note 1)
8	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	111,254	111,254	–	2	–	Investment loan	64,441	–	–	200,000	300,000 (Note 1)
		Tunnel Internation Marketing	Other receivables	7,488	7,488	–	2	–	Investment loan	–	–	–	200,000	300,000 (Note 1)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
		Tunnel 88 Internation Corp.	Other receivables	$ 695	$ 348	–	2	$ –	Investment loan	–	–	$ –	$ 200,000	$ 300,000 (Note 1)
9	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	117,677	117,677	–	2	–	Basiness turn	–		..	200,000	300,000 (Note 1)
10	President International investment (BVI) Holdings Ltd.	Hong Kong Xiang Lu Industrial Ltd.	Other receivables – related party	US 8,509	US 8,509	–	2	–	Investment loan	–	–	–	US 80,000	US 100,000 (Note 1)
11	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,214	US 5,021	–	2	–	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,811	US 1,276	–	1、2	US 572 (sales)	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)
		Cayman Fujian Ton Yi Holdings Ltd.	Other receivables	US 25	US 25	–	2	–	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)
		Cayman Jiangsu Ton Yi Holdings Ltd.	Other receivables	US 19	US 19	–	2	–	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)
12	President Life Sciences Cayman Co., Ltd.	A-Spine Holding Group Corp.	Other receivables	US 2,000	US 2,000	–	2	–	Investment loan	–	–	–	US 80,000	US 100,000 (Note 1)
		Aura Biosystems Inc.	Other receivables	US 1,000	US 1,000	–	2	–	Investment loan	–	–	–	US 80,000	US 100,000 (Note 1)
13	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	–	2	–	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)
14	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	–	1、2	US 178 (sales)	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,208	US 986	–	1、2	US 2,558 (sales) US 1,125 (purchases)	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
15	Wuxi Ton Yi Industrial Packaging Corp.	Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US$ 2,572	US$ 2,572	–	1、2	US$ 335 (sales) US 853 (purchases)	Basiness turn	–	–	$ –	$ 4,135,555	$ 8,271,110 (Note 2)
		Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465	–	–	1、2	US 868 (sales) US 8,229 (purchases)	Basiness turn	–	–	–	4,135,555	8,271,110 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan requires the board of directors' approval and should be reported at the stockholders meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Trading partner.

2.Short – term financing.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20, 605, 004	$ 15, 132, 879	$ 14, 158, 712	$ —	34. 36	$ 41, 210, 007	(Note 1)
0		President International Development Corp.	2	20, 605, 004	3, 200, 000	3, 200, 000	—	7. 77	41, 210, 007	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	20, 605, 004	2, 388, 742	2, 211, 482	—	5. 37	41, 210, 007	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	20, 605, 004	1, 353, 000	1, 138, 000	—	2. 76	41, 210, 007	(Note 1)
0		Tone Sang Construction Corp.	2	20, 605, 004	780, 000	670, 000	—	1. 63	41, 210, 007	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	20, 605, 004	1, 429, 552	623, 964	—	1. 51	41, 210, 007	(Note 1)
0		President Asia Enterprises Inc.	3	20, 605, 004	805, 096	604, 050	—	1. 47	41, 210, 007	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	20, 605, 004	522, 000	552, 000	—	1. 27	41, 210, 007	(Note 1)
0		Uni-Splendor Corp.	6	20, 605, 004	475, 000	475, 000	—	1. 15	41, 210, 007	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	20, 605, 004	450, 060	384, 000	—	0. 93	41, 210, 007	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	20, 605, 004	310, 000	310, 000	—	0. 75	41, 210, 007	(Note 1)
0		Uni- President (USA), Inc.	3	20, 605, 004	311, 500	309, 720	—	0. 75	41, 210, 007	(Note 1)
0		President Pharmaceutical Corp.	2	20, 605, 004	210, 000	210, 000	—	0. 51	41, 210, 007	(Note 1)
0		Century Quick Service Restaurant Corp.	3	20, 605, 004	250, 000	200, 000	—	0. 49	41, 210, 007	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	20, 605, 004	200, 000	200, 000	—	0. 49	41, 210, 007	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		Presitex Co., Ltd.	3	$ 20,605,004	$ 150,119	$ 96,940	$ —	0.24	$ 41,210,007	(Note 1)
0		President Packaging Ind. Corp.	1	20,605,004	130,280	60,341	—	0.15	41,210,007	(Note 1)
0		President Entertainment Corp.	2	20,605,004	50,000	50,000	—	0.12	41,210,007	(Note 1)
0		President Global Corp.	2	20,605,004	35,080	35,000	—	0.08	41,210,007	(Note 1)
0		President Baseball Team Corp.	2	20,605,004	34,000	34,000	—	0.08	41,210,007	(Note 1)
0		President Digital Network Corp.	2	20,605,004	30,000	30,000	—	0.07	41,210,007	(Note 1)
0		Hong Kong President Holdings Ltd.	3	20,605,004	594,990	—	—	—	41,210,007	(Note 1)
0		President International Trade and Investment Corp.	2	20,605,004	224,134	—	—	—	41,210,007	(Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	20,605,004	100,000	—	—	—	41,210,007	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	3	US 39,829	US 2,802	—	—	—	US 79,657	(Note 2)
2	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20,000	US 2,750	US 2,750	—	8.84	US 100,000	(Note 3)
2		Xinjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,610	—	—	—	US 100,000	(Note 3)
2		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 600	—	—	—	US 100,000	(Note 3)
3	Kai Yu Investment Co., Ltd.	Uni- President Enterprises Corp.	4	100,000	2,000	2,000	—	0.57	500,000	(Note 4)
4	President Global Corp.	Ameripec Inc.	3	US 3,184	US 835	—	—	—	US 5,306	(Note 5)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
5	Nanlien International Corp.	Nella Ltd .	3	$ 500, 000	$ 72, 260	$ 51, 350	$ —	4. 04	1, 000, 000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500, 000	20, 000	20, 000	—	1. 57	1, 000, 000	(Note 6)
5		Wei Lian Enterprises Corp.	3	500, 000	7, 250	5, 000	—	0. 39	1, 000, 000	(Note 6)
5		Tung Jun International Corp.	3	500, 000	10, 000	4, 000	—	0. 31	1, 000, 000	(Note 6)
5		Uni- President Enterprises Corp.	4	500, 000	2, 000	2, 000	—	0. 16	1, 000, 000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500, 000	1, 800	396	—	0. 03	1, 000, 000	(Note 6)
5		Tung Yu Corp.	3	500, 000	45, 500	—	—	—	1, 000, 000	(Note 6)
5		Hua Zuo Corp.	3	500, 000	4, 800	—	—	—	1, 000, 000	(Note 6)
5		Chuan Jie Corp.	1	500, 000	1, 200	—	—	—	1, 000, 000	(Note 6)
5		Tung Lien Enterprises Corp.	1	500, 000	800	—	—	—	1, 000, 000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500, 000	600	—	—	—	1, 000, 000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500, 000	525	—	—	—	1, 000, 000	(Note 6)
6	President International Development Corp.	President International Investment (BVI) Co., Ltd.	3	652, 079	US 5, 000	US 2, 500	—	0. 67	2, 608, 316	(Note 7)
6		Presitex Co., Ltd.	3	652, 079	14, 655	14, 655	—	0. 11	2, 608, 316	(Note 7)
6		Kao Hsiung Rapid Transit Corp.	6	652, 079	100, 000	—	—	—	2, 608, 316	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	2, 341, 791	820, 000	720, 000	—	6. 15	5, 854, 479	(Note 8)
7		President Transnet Corp.	3	2, 341, 791	460, 000	460, 000	—	3. 93	5, 854, 479	(Note 8)
7		President Drugstore Business Corp.	3	2, 341, 791	270, 000	270, 000	—	2. 31	5, 854, 479	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	2, 341, 791	US 3, 500	US 3, 500	—	1. 04	5, 854, 479	(Note 8)
7		Philippine Seven Corp.	3	2, 341, 791	US 2, 000 PESO 80, 000	US 2, 000 PESO 80, 000	—	1. 04	5, 854, 479	(Note 8)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
7		President Packaging Ind. Corp.	6	$ 2,341,791	$ 134,495	$ 62,438	$ —	0.53	$ 5,854,479	(Note 8)
7		President Yamako Corp.	3	2,341,791	35,000	35,000	—	0.30	5,854,479	(Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	2,341,791	100,000	—	—	—	5,854,479	(Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11,579,554	US 267,530	US 153,683	—	32.33	11,579,554	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,579,554	US 22,430	US 14,196	—	2.99	11,579,554	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 33,200	US 12,526	—	2.64	11,579,554	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 38,339	US 5,000	—	1.05	11,579,554	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,579,554	US 1,972	US 1,972	—	0.41	11,579,554	(Note 9)
9	Tong Ho Development Co., Ltd.	Gu Hsiang Corp.	3	99,137	136,000	95,000	—	38.33	123,922	(Note 10)
10	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 13,767	US 3,150	US 3,150	—	11.44	US 27,534	(Note11)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	CAN 18,000	—	CAN 40,000	(Note12)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7,421	US 3,500	US 3,500	—	9.43	US 18,552	(Note13)
13	Cayman Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 48,383	US 44,743	—	(Note 14)	11,579,554	(Note14)
13		Fujian Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 68,594	US 36,750	—	(Note 14)	11,579,554	(Note14)
13		Chengdu Ton Yi Industrial Packaging Corp.	3	11,579,554	US 4,000	US 1,970	—	(Note 14)	11,579,554	(Note14)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
13		Wuxi Ton Yi Industrial Packaging Corp.	3	$ 11,579,554	US$ 2,480	US$ 1,970	$ —	(Note 14)	$ 11,579,554	(Note14)
14	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 450,076	RMB 23,000	—	—	—	RMB 1,350,229	(Note15)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,579,554	US 5,704	US 5,704	—	(Note 14)	11,579,554	(Note14)
16	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 7,420	US 7,420	—	(Note 14)	11,579,554	(Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 78,170	RMB 63,000	RMB 46,000	—	11.77	RMB 234,509	(Note16)
17		Shenyang President Enterprises Co., Ltd.	3	RMB 78,170	RMB 18,000	RMB 18,000	—	4.61	RMB 234,509	(Note16)
17		President Enterprises (Chain) Investment Co., Ltd.	4	RMB 78,170	RMB 10,000	—	—	—	RMB 234,509	(Note16)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 78,170	RMB 8,000	—	—	—	RMB 234,509	(Note16)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB 78,170	RMB 5,000	—	—	—	RMB 234,509	(Note16)
18	Guangzhou President Enterprises Co., Ltd.	Fuzhou President Enterprises Co., Ltd.	3	RMB 49,697	RMB 40,000	RMB 40,000	—	16.10	RMB 149,090	(Note16)
19	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 34,000	RMB 23,000	—	7.70	RMB 179,313	(Note16)
19		Nanchang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 35,000	RMB 5,000	—	1.67	RMB 179,313	(Note16)

	Endorser	Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
20	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 31,570	RMB 25,000	RMB 15,000	$ –	9.50	RMB 94,710 (Note16)
20		Beijing President Enterprises Drinks Co., Ltd.	3	RMB 31,570	RMB 34,000	–	–	–	RMB 94,710 (Note16)

(Note 1)The total amount of transations of endorsement equal to 100% of the Company's net worth, and the limit of transations of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Cayman President Holdings Ltd. is US$100,000, and the limit of transations of endorsement for any single entity is US$20,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)The total amount of transations of edorsement equal to 70% of its net worth for Ton Yi Industrial Corp.and the limit of transations of endorsement for any single entity is 70% of its nte worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note10)The total amount of transations of endorsement equal to 50% of the its net worth for Tung Ho Development Co., Ltd. and the limit of transations of endorsement for any single entity is 40% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note12)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note13)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businessses are to be submitted to the Board of directors' meeting for reference.

(Note14)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note15)The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investment Co., Ltd. and the limit of endorsment for any single entity is 20% of its enrolled capital.

(Note16)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of endoraement for single entity is 20% of net worth.

(Note17)The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2002 were summarized as follows (Units in thousands of currencies indicated):

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	45, 012	$ 3, 016, 434	100%	$ 2, 762, 569	–
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	118, 060	569, 309	100%	1, 019, 143	–
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	417, 204	100%	542, 669	–
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	350, 691	100%	353, 615	–
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	318, 827	100%	331, 915	–
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	317, 851	100%	227, 420	–
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	232, 944	100%	207, 414	–
	Stock	Tone Sang Construction Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	146, 382	100%	146, 382	–
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	996, 535	99. 99%	1, 290, 565	–
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	805, 630	61. 80%	805, 630	–
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	7, 525, 095	58. 50%	7, 573, 162	–
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	118, 538	51. 00%	120, 634	–
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	144, 876	50. 00%	147, 233	–
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	344, 236	5, 487, 271	44. 59%	18, 087, 884	–
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 169, 548	43. 34%	6, 330, 877	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150,000	$ 1,465,140	42.86%	$ 1,465,140	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,528	132,961	42.18%	183,005	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40,887	476,436	37.36%	260,857	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24,385	265,842	30.84%	331,557	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	47,207	651,887	29.51%	928,665	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	302,014	4,090,869	26.48%	3,557,427	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13,475	133,113	24.76%	157,379	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	74,228	1,720,861	20.50%	1,720,861	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,042	239,907	20.00%	239,907	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65,074	537,710	17.59%	270,907	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	164,177	10.10%	48,029	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,312,425	9.71%	2,773,632	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78,219	691,085	14.46%	987,029	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87,214	747,878	9.53%	320,949	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	17,764	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14,437	145,360	7.22%	88,159	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,174	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 679,726	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,214,744	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	274,094	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.00%	200,524	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	148,795	—
	Stock	Uni-President Dream Parks Corp. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	952,473	0.53%~100.00%	991,745	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 27,058	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 8,593	100.00%	US 8,593	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 2,696	100.00%	US 2,696	—
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN	—	Short- term investments	200	US 20,520	—	US 20,046	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US$	18, 734	—	US$	18, 302	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	263, 860	100. 00%	US	271, 874	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	25, 145	100. 00%	US	25, 145	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9, 362	60. 00%	US	9, 362	—
	Stock	Gargill President Holdings Pte Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 000	US	9, 356	50. 00%	US	9, 356	—
	Stock	PT ABC President Enterprises Indonesia	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6, 524	US	7, 588	47. 41%	US	7, 588	—
	Stock	Queen Holding (BVI) Limited	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	16, 265	45. 40%	US	16, 265	—
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 801	45. 40%	US	3, 801	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	12, 257	45. 00%	US	12, 257	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	–	US$	6, 525	45. 00%	US$	6, 525	–
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	–	US	2, 931	45. 00%	US	2, 931	–
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	–	US	22, 857	30. 00%	US	22, 857	–
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 200	US	9, 054	25. 50%	US	9, 054	–
	Stock	Asia Corporate Partners Fund Ltd.	–	Long-term investments	–	US	3, 286	3. 21%	US	3, 286	–
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	–	US	8, 241	0. 01%~ 100. 00%	US	6, 930	–
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	–	Short- term investments	1, 261		16, 501	–		16, 652	–
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	30, 564		526, 015	2. 68%		360, 016	(1)
Kai Yu Investment Co., Ltd.	Stock	Grand Commercial Bank	Director	Short- term investments	19, 433		330, 717	–		165, 041	(2)
	Stock	Prince Housing Development Corp.	Director	Short- term investments	7, 366		68, 628	–		27, 107	–
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	51, 778		956, 821	100. 00%		956, 821	–
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	8, 037		110, 825	5. 02%		158, 099	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24, 452	$	158, 190	1. 59%	$	232, 738	(3)
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	–		168, 684	–~100. 00%		37, 535	–
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US	3, 951	100. 00%	US	3, 951	–
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	–	US	3, 164	–~50. 00%	US	3, 164	–
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	James Bond Fund	–	Short- term investments	1, 033		15, 000	–		15, 018	–
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	–	Short-term investments	100		1, 000	–		1, 119	–
	Stock	Huairen Corp.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	10, 000		100, 000	18. 83%		35, 300	–
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund etc.	–	Short- term investments	–		7, 723	–		7, 795	–
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	–		91, 139	–		42, 189	–
	Stock	Union chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	8, 048		105, 255	80. 00%		105, 988	–
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4, 000		141, 956	20. 00%		72, 326	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10,000	$ 102,800	0.67%	$ 86,735	–
	Stock	Cayman Nanlien Holdings Ltd. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	–	1,003,615	2.50%~ 100.00%	889,400	–
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	–	5,445	2.00%~ 16.17%	7,497	–
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	–	Short- term investments	100	1,000	–	1,119	–
Parabola Creative Inc.	Beneficiary Certificates	James Bond Fund etc.	–	Short- term investments	–	9,757	–	6,747	–
President International Development Corp.	Beneficiary Certificates	Home Run Fund	–	Short- term investments	12,082	159,502	–	159,515	–
	Beneficiary Certificates	Chung Shing Taiwan Fund etc.	–	Short- term investments	–	55,000	–	54,686	–
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond etc.	–	Short- term investments	–	117,838	–	117,374	–
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21,291	432,729	–	202,651	(4)
	Stock	Taiwan Cellular Corp.	–	Short- term investments	5,723	193,511	–	158,255	(5)
	Stock	World Global Intelligent Network	–	Short- term investments	5,966	167,584	–	127,619	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7,456	128,318	–	63,326	(7)
	Stock	Formosa Chemicals & Fibre Corp. etc.	–	Short- term investments	–	265,104	–	259,367	–
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	133,023	5,338,103	100.00%	5,338,103	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	165, 000	$ 1, 353, 464	100. 00%	$ 1, 353, 464	(8)
	Stock	Ton Yu Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	26, 050	260, 206	100. 00%	260, 206	—
	Stock	Ton Shou Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	150, 024	100. 00%	150, 024	—
	Stock	Ton Cheng Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	111, 328	100. 00%	111, 328	—
	Stock	Ton-Jeng Development Corp.	Subsidary accounted by equity method	Long-term investments	150, 000	1, 686, 279	42. 86%	1, 465, 238	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	497, 952	38. 20%	497, 952	(9)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	494, 993	35. 07%	437, 606	(10)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	43, 839	508, 374	24. 90%	571, 944	(11)

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10, 000	$ 100, 000	11. 30%	$ 99, 063	–
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	215, 179	2, 379, 869	9. 98%	2, 862, 344	(12)
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10, 700	110, 265	9. 91%	113, 622	–
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	15, 926	140, 546	7. 96%	37, 856	–
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39, 113	407, 806	7. 11%	364, 603	(13)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253, 200	2, 532, 000	6. 15%	2, 772, 025	(14)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiry accounted by equity method.	Long-term investments	21, 247	169, 296	5. 74%	88, 454	–
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27, 000	250, 000	2. 48%	274, 621	(15)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 00%	202, 524	–
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	–	695, 787	1. 25%～ 50. 00%	510, 780	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Pharmaceutial	Stock	President Information Corp.	Subsidiary accounted by equity method	Long-term investments	275	$ 2,500	2.08%	$ 3,613	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,119	—
Ton Yi Pharmaceutica Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	4,556	—	4,961	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	23,075	—	22,285	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 3,437	20.00%	CAN 3,437	—
	Stock	President Canada Construction Inc. etc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 2,228)	50.00%～100.00%	(CAN 2,228)	(16)
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	5,351	69,480	—	70,655	—
President Organics Co.,	Beneficiary Certificates	James Bond Fund	—	Short- term investments	600	8,697	—	8,734	—
President Chain Store Corp.	Beneficiary Certificates	President All Weather Fund etc.	—	Short- term investments	—	50,060	—	28,270	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	504,408	—	229,256	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46,405	1,289,342	100.00%	1,289,342	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	$ 185,042	100.00%	$ 184,299	–
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	141,510	100.00%	141,510	–
	Stock	Wisdom Distribution Service Corp.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	9,433	130,054	100.00%	130,054	–
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	72,000	157,557	80.00%	32,658	–
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	20,775	306,095	62.95%	296,248	–
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	19,563	338,606	60.00%	270,821	–
	Stock	President Musashino Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	327,685	60.00%	317,013	–
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	8,223	127,985	54.17%	108,036	–
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	5,000	112,385	25.00%	90,277	–
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director	Long-term investments	20,000	260,433	16.67%	218,578	–
	Stock	Ton-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	625,000	14.28%	488,381	–
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	20,206	202,064	10.10%	48,028	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Presicarre Corp.	Subsudiary accounted by equity method	Long-term investments	36, 208	$ 3, 729, 448	10. 00%	$ 839, 433	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209, 249	2, 299, 197	9. 71%	2, 774, 905	—
	Stock	RK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	99, 174	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11, 000	110, 000	5. 50%	67, 171	—
	Stock	Digital United Inc.	The president is its director	Long-term investments	6, 000	133, 720	3. 41%	107, 376	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	437, 211	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29, 329	140, 534	2. 48%	345, 492	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 00%	200, 524	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42, 400	424, 000	1. 03%	424, 000	—
	Stock	Uni-President Oven Bakery Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	—	848, 658	0. 02%~ 100. 00%	777, 160	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4, 001	(715, 950)	100. 00%	(715, 950)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	17, 764	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	431, 520	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	$ 115, 664	1. 75%	$ 148, 795	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	138, 137	0. 02%~ 100. 00%	139, 487	—
Tung Ho Development Co., Ltd.	Stock	Gu Hsiang Co., Ltd. etc.	A subsidiary of Tung Ho Development Co., Ltd. (accounted by equity method)	Long-term investments	—	197, 857	100. 00%	172, 448	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	48, 824	—	48, 913	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	2, 544	37, 000	—	37, 000	—
President Tokyo Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	26	370	—	391	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	11, 056	160, 646	—	160, 815	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2, 500	27, 615	25. 00%	29, 235	—
Retail Support International Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	22, 069	291, 258	—	291, 380	—
	Beneficiary Certificates	James Bond Fund	—	Short- term investments	11, 610	168, 731	—	168, 866	—
	Beneficiary Certificates	NTIC Bond Fund	—	Short- term investments	199	1, 994	—	1, 902	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	90, 073	2. 50%~ 51. 00%	90, 073	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Mech-President Co., Ltd.	Stock	Safety Elevator Corp.etc.	A subsidiary of Mech-President Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	$	90, 592	0. 01%～ 100. 00%	$	90, 052	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200		2, 000	—		930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		55, 229	—		55, 570	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450		4, 500	5. 00%		2, 666	—
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	362, 972	100. 00%	RMB	390, 849	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	345, 225	100. 00%	RMB	248, 483	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	290, 063	100. 00%	RMB	298, 855	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	235, 859	100. 00%	RMB	220, 999	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 151,873	100.00%	RMB$ 157,850	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 107,312	100.00%	RMB 106,998	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 95,045	100.00%	RMB 43,739	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 92,791	100.00%	RMB 92,799	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 84,689	100.00%	RMB 84,957	—
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 62,593	100.00%	RMB 64,384	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)		Book value	Percentage of ownership		Market value	Note
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB$	80, 179	94. 49%	RMB$	48, 661	–
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	84, 180	80. 00%	RMB	80, 607	–
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	23, 499	78. 25%	RMB	3, 943	–
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	42, 729	55. 00%	RMB	59, 757	–
	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	48, 222	49. 00%	RMB	46, 546	–
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	26, 149	33. 33%	RMB	29, 038	–
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	–	Long-term investments	–	RMB	773	15. 00%	RMB	2, 268	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US$	55,064	—	US$	39,502	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	284	US	28,641	—	US	27,794	(17)
	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	175	US	17,955	—	US	17,540	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	9,118	100.00%	RMB	75,473	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7,087	66.66%	RMB	58,665	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3,412	50.00%	RMB	28,241	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7,677	10.00%	RMB	63,760	—
	Stock	Tianjiang President Industrial Co.,Ltd	—	Long-term investments	—	US	3,520	10.00%	RMB	12,180	—
	Stock	President Coffee (Cayman) Holdings Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	4,961	6.10%~100.00%	US	5,587	—
Uni-President Vender Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,744		23,000	—		23,024	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36,024	—		12,756	—
	Stock	Chi Fu Enterprises Corp. etc.	A subsidiary of Union Chinese Corp. (accounted by equity method) etc.	Long-term investments	—		24,725	—		23,825	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US$	6, 222	—	US$	7, 389	—
International Investment (BVI) Holdings Ltd.	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	42, 472	US	57, 910	50. 00%	US	57, 910	—
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 833	US	9, 541	40. 35%	US	1, 424	—
	Stock	President Energy Development (Cayman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15, 834	US	14, 513	39. 58%	US	14, 055	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 433	US	5, 307	25. 00%	US	5, 307	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	49, 248	19. 12%	US	47, 989	—
	Stock	RF Integrated Corp.	—	Long-term investments	4, 000	US	4, 000	10. 00%	US	4, 000	—
	Stock	Global Strategic investment	—	Long-term investments	3, 000	US	3, 000	3. 77%	US	2, 684	—

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Scino Pharm. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 13,256	0.45%~ 45.31%	US$ 10,147	—
Nella Ltd.	Stock	Guangzhou Nella Ltd.	A subsidiary of Nella Ltd. (accounted by equity method)	Long-term investments	—	(US 417)	80.00%	(US 417)	—
President Life Science Co., Ltd.	Beneficiary Certificates	NTIC Taiwan Bond Fund etc.	—	Short-term investments	—	95,734	—	96,803	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	25,050	523,580	100.00%	523,580	—
		Origene Technologies, Inc.	—	Long-term investments	1,930	198,180	12.56%	5,414	—
		Athersys Inc.	—	Long-term investments	635	312,787	3.55%	44,306	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	223,199	0.50%~ 100.00%	117,316	—
Ton Yu Investment Inc.	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	22,500	259,875	1.04%	298,350	(18)
Tong Shou Investment Corp.	Beneficiary Certificates	Far Eastwen Alliance Taiwan Bond Fund	—	Short-term investments	888	9,000	—	9,092	—
	Stock	Emerging Display Technologing Corp.	—	Short-term investments	877	17,761	—	23,873	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10,000	111,300	0.46%	132,600	—
	Stock	South Eqitaxy Corp.	The subsidiary of President Interident Development Corp. is its director	Long-term investments	1,100	11,336	1.00%	10,682	—
Tong Cheng Investment Corp.	Stock	Tonpal Optoeletronics Inc.	A subsidiary of Tong Cheng Investment Corp. (accounted by equity method)	Long-term investments	10,000	111,300	0.46%	112,747	(19)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	$ 17,516		$ 17,368	—
Gu Hsiang Co., Ltd.	Beneficiary Certificates	The Forever Fund	—	Short-term investments	46	624	—	624	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US 16,020	100.00%	US 16,020	—
	Stock	President Coffee (Cayman) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 1,828	50.00%	US 1,828	—
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	6,175	US 2,715	47.50%	US 2,715	—
	Stock	T&T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 6,988	20.00%	US 5,156	—
	Stock	eASPNet Inc.	—	Long-term investments	2,500	US 2,500	5.88%	US 2,165	—
	Stock	Global Strategic Invesment Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 3,000	3.77%	US 2,226	—
Ren-Hui Investments Corp.	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	245,230	—	141,784	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	127,000	—	127,236	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,000	$ 19,800	20.00%	$ 23,388	—
President Muashino Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	22,722	300,000	—	300,000	—
President Drugstore Business Corp.	Beneficiary Certificates	Phoenix Bond Fund	—	Short-term investments	4,946	70,000	—	70,000	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund etc.	—	Short-term investments	—	114,703	—	104,339	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—	58,887	—	60,713	—
President Techology Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	—	20,000	—	20,101	—
President Engineering Technology Corp.	Beneficiary Certificates	Well Pool Fund etc.	—	Short-term investments	—	30,000	—	30,350	—
Uni – President Takashimaya Co., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	100,000	—	101,131	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,556	20,000	—	20,542	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4,754	100.00%	US 4,754	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2,579	100.00%	US 2,579	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 227	100.00%	US 227	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	–	US$	27, 809	88. 58%	US$	27, 809	–
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. Corp. (accounted by equity method)	Long-term investments	–	US	16, 154	87. 93%	US	16, 154	–
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund	–	Short-term investments	199		2, 890	–		2, 892	–
	Stock	President Logistics Internation Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	543		5, 425	5. 43%		6, 350	–
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	–	Short-term investments	–		77, 073	–		77, 099	–
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	–	RMB	2, 551	50. 00%	RMB	2, 539	–
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	–	RMB	48, 446	51. 00%	RMB	48, 446	–
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	–	RMB	2, 551	50. 00%	RMB	2, 539	–
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	A subsidiary of Meishan President Feed & Oil Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	3, 196	50. 00%	RMB	3, 196	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Qingdao President Feed &Livestock Co., Ltd.	Stock	San Tong Wanfu (Qingdo) Food Co., Ltd.	A subsidiary of Qingdao President Feed &Livestock Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB$	24, 831	30. 00%	RMB$	24, 831	–
President Life	Stock	Arena Pharmaceuticial Inc. etc.	–	Short-term investments	–	US	3, 463	–	US	3, 102	–
Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	–	Long-term investments	1, 000	US	5, 470	3. 02%	US	493	–
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	–	US	8, 469	14. 90% ~ 70. 88%	US	2, 939	–
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund etc.	–	Short-term investments	–		20, 508	–		21, 160	–
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119, 575	US	15, 999	50. 40%	US	15, 999	–
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	–	US	3, 283	100. 00%	US	3, 283	–
Philpipne Seven Corp.	Stock	Convenience Distribution INC. etc.	Investee accounted by equity method.	Long-term investments	–	PESO	87, 111	40. 00% ~ 100. 00%	PESO	87, 111	–
Mech-President (BVI) Corp.	Stock	Shanghai President machine Co., Ltd.	Investee accounted by equity method.	Long-term investments	–	US	2, 418	100. 00%	US	2, 418	–
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	–	US	31, 299	83. 58%	US	31, 299	–
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	–	US	18, 394	82. 86%	US	18, 394	–

(Note 1) 120 thousands shares of the outstanding common stock with market value of $1,413 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $153,949 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $116,449 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 2,300 thousands shares of the outstanding common stock with market value of $21,892 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 5) 1,250 thousands shares of the outstanding common stock with market value of $34,566 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 500 thousands shares of the outstanding common stock with market value of $10,695 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $56,031 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 149,994 thousands shares of the outstanding common stock with market value of $1,230,373 were used as collaterals for short-term loan of President International Development Corp.

(Note 9) 39,100 thousands shares of the outstanding common stock with market value of $492,486 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 55,400 thousands shares of the outstanding common stock with market value of $494,957 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 11) 40,600 thousands shares of the outstanding common stock with market value of $470,813 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 196,500 thousands shares of the outstanding common stock with market value of $2,173,280 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 13) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 15) 11,000 thousands shares of the outstanding common stock with market value of $101,852 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 1 thousands shares of the outstanding common stock with market value of (CAN 1,184)) were used as collaterals for short-term loan of President Asian Enterprises Inc.

(Note 17) 284 thousands shares of the outstanding common stock with market value of US$27,794 were used as collaterals for short-term loan of Kai Yu Investment (BVI) Co., Ltd.

(Note 18) 20,000 thousands shares of the outstanding common stock with market value of $231,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 19) 10,000 thousands shares of the outstanding common stock with market value of $111,300 were used as collaterals for short-term loan of President International Development Corp.

(4) The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Enterprises Corp.	Beneficiary Certificates:															
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	–	–	457	$1, 623, 821	311	$1, 107, 757	(768)	$2, 686, 695	($2, 731, 578)	($44, 883)	–	$ –	–	$ –
	Home Run Fund	Short-term investments	–	–	–	–	41, 489	540, 000	(41, 489)	540, 394	(540, 000)	394	–	–	–	–
	James Bond Fund	Short-term investments	–	–	–	–	25, 027	355, 300	(25, 027)	355, 752	(355, 300)	452	–	–	–	–
	Phoenix Bond Fund	Short-term investments	–	–	–	–	23, 055	318, 000	(23, 055)	318, 875	(318, 000)	875	–	–	–	–
	Ta-Chong Bond Fund	Short-term investments	–	–	–	–	16, 677	200, 000	(16, 677)	200, 234	(200, 000)	234	–	–	–	–
	Stock:															
	President Chain Store Corp.	Long-term investments	–	–	307, 116	6, 624, 385	2, 171	137, 409	–	–	–	–	34, 949	(1, 274, 523)	344, 236	5, 487, 271
	President International Trade and Investment Corp.	Long-term investments	Capital increase	–	12	1, 583, 227	45, 000	1, 531, 800	–	–	–	–	–	(98, 593)	45, 012	3, 016, 434
	Presicarre Corp.	Long-term investments	(Note 1)	(Note 1)	87, 561	2, 213, 302	–	–	(36, 208)	3, 718, 259	(836, 708)	(2, 881, 551)	22, 875	344, 267	74, 228	1, 720, 861
	Cayman President Holding Ltd.	Long-term investments	Capital increase	–	100, 060	142, 328	18, 000	618, 894	–	–	–	–	–	(191, 913)	118, 060	569, 309
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	–	48, 750	527, 100	16, 324	163, 238	–	–	–	–	–	(152, 628)	65, 074	537, 710
	Tong Sang Construction Corp.	Long-term investments	Capital increase	–	19, 800	7, 696	18, 500	185, 000	–	–	–	–	(18, 500)	(46, 314)	19, 800	146, 382

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Cayman President Holding Ltd.	Beneficiary Certificates:															
	Equity Certificates Relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	200	US$ 20,520	–	$ –	$ –	$ –	–	$ –	200	US$ 20,520
	ABN Equity Cretificates	Short-term investments	–	–	19,107	US 35,158	–	–	(19,107)	US 35,217	(US 35,158)	US 59	–	–	–	–
	Genesis Special Growth Fund	Short-term investments	–	–	3	US 24,981	–	–	(3)	US 24,763	(US 24,981)	US 218	–	–	–	–
	Stock:															
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	–	–	US 19,611	–	US 9,000	–	–	–	–	–	(US 3,466)	–	US 25,145
	Cargill Holdings President Pte. Ltd.	Long-term investments	Capital increase	–	50	(US 43)	9,950	US 9,950	–	–	–	–	–	(US 551)	1,000	US 9,356
	Hong Kong President Holdings Ltd.	Long-term investments	Capital increase	–	80,000	(US 5,719)	16,400	(US 16,400)	–	–	–	–	(96,400)	(US10,681)	–	–
Kai Yu Investment Co., Ltd.	Beneficiary Certificates:															
	Phoenix Bond Fund	Short-term investments	–	–	182	2,500	27,279	380,100	(27,461)	382,954	(382,600)	354	–	–	–	–
	Home Run Fund	Short-term investments	–	–	–	–	14,203	185,200	(14,203)	185,382	(185,200)	182	–	–	–	–
	Stock:															
	Uni-President Enterprises Corp.	Short-term investments	–	–	60,665	1,446,163	–	–	(60,950)	817,770	(1,446,163)	(628,393)	285	–	–	–
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	–	26,878	513,478	24,900	857,094	–	–	–	–	–	(414,114)	51,778	956,821
	Century Quick Service Restaurant Corp.	Long-term investments	Capital increase	–	14,250	95,223	15,000	150,000	–	–	–	–	–	(146,759)	29,250	98,464

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Nanlien International Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	–	–	31,143	$ 400,000	10,118	$ 130,000	(41,261)	$ 531,270	($530,000)	1,270	–	$ –	–	$ –
President Pharmaceutical Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	–	–	–	–	11,305	161,000	(11,305)	161,160	(161,000)	160	–	–	–	–
President Internationa Development Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	–	–	–	–	87,731	1,148,600	(75,649)	990,049	(989,098)	951	–	–	12,082	159,502
	James Bond Fund	Short-term investments	–	–	–	–	83,014	1,185,650	(83,014)	1,187,444	(1,185,650)	1,794	–	–	–	–
	Government Bond:															
	Center Government Bonds	Short-term investments	–	–	–	288,130	–	5,514,680	–	5,856,659	(5,802,810)	53,849	–	–	–	–
	Convertible Bond: Optoma Corp.	Short-term investments	–	–	1,800	180,000	–	–	(1,400)	243,127	(140,000)	103,127	(400)	(40,000)	–	–
	Stock:															
	Taiwan Cellular Corp.	Short-term investments	–	–	4,114	171,698	3,024	114,029	(2,449)	83,237	(92,216)	(8,979)	1,034	–	5,723	193,511
	Unimicron Technology Corp.	Short-term investments	–	–	875	29,479	7,519	230,428	(2,740)	83,009	(92,323)	9,314	312	–	5,966	167,584
	Formosa Chemicals & Fiber Corp.	Short-term investments	–	–	–	–	3,459	117,473	(2,409)	80,414	(79,030)	1,384	–	–	1,050	38,443
	Eternal Chemicals & Electronic Corp.	Short-term investments	–	–	–	–	4,771	117,874	(3,746)	94,001	(91,323)	2,678	95	–	1,120	26,551
	Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	–	–	–	–	3,065	182,016	(2,593)	158,138	(157,488)	650	28	–	500	24,528
	Bonkon (Thailand) Bank	Short-term investments	–	–	2,080	155,846	830	43,639	(2,530)	129,023	(174,870)	(45,847)	–	(6,265) (Note 2)	380	18,350

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Compal Electronics Inc.	Short-term investments	–	–	2,027	$ 84,903	1,774	$ 51,455	(4,030)	$ 143,411	($ 131,548)	11,863	385	$ –	156	$ 4,810
	Uni-President Enterprise Corp.	Short-term investments	–	–	72,370	1,720,417	–	–	(72,575)	980,452	(1,720,417)	(739,965)	205	–	–	–
	United Microelectronics Corp.	Short-term investments	–	–	–	–	3,487	148,294	(3,487)	140,298	(148,294)	(7,996)	–	–	–	–
	Nan Ya Plastics Corp.	Short-term investments	–	–	1,776	105,398	600	19,593	(2,376)	82,483	(124,991)	42,508	–	–	–	–
	Sunplus Techology Co., Ltd.	Short-term investments	–	–	–	–	1,226	111,406	(1,271)	100,669	(111,406)	(10,737)	45	–	–	–
	President International Development Corp. (BVI)	Long-term investments	Capital increase	–	118,449	5,070,297	14,574	501,327	–	–	–	–	–	(233,521)	133,023	5,338,103
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	279,001	3,105,302	–	–	(63,822)	843,082	(718,855)	125,007	–	(6,578)	215,179	2,379,869
	President Life Sciences Co., Ltd.	Long-term investments	–	–	150,000	1,507,920	15,000	150,000	–	–	–	–	–	(304,456)	165,000	1,353,464
	Tung Yu Investment Corp.	Long-term investments	New establish-ment	–	–	–	26,050	260,500	–	–	–	–	–	(294)	26,050	260,206
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	–	–	–	21,247	212,474	–	–	–	–	–	(43,178)	21,247	169,296
	Tong Shuo Investment Corp.	Long-term investments	New establish-ment	–	–	–	11,140	150,000 (Note 4)	–	–	–	–	–	24	11,140	150,024
	Tong Cheng Investment Corp.	Long-term investments	New establish-ment	–	–	–	11,140	111,400	–	–	–	–	–	(72)	11,140	111,328
President	Beneficiary Certificites:															
Kikkoman Inc.	The First Global Investment Trust Duo Libond Fund	Short-term investments	–	–	725	11,039	9,635	149,000	(10,360)	160,424	(160,039)	385	–	–	–	–

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
President Asia	Stock:															
Enterprises Inc.	T&T Supermarket Inc.	Long-term investments	(Note 5)	(Note 5)	–	CAN$ 5,278	–	$ –	–	CAN$ 12,000	(CAN$ 2,965)	CAN$9,035	–	CAN$ 1,124	–	CAN$ 3,437
AIM Service	Beneficiary Certificites:															
Uni-President Co., Ltd.	Home Run Fund	Short-term investments	–	–	7,775	99,500	6,473	84,441	(8,897)	115,941	(114,461)	1,480	–	–	5,351	694,480
President Chain	Beneficiary Certificites:															
Store Corp.	James Bond Fund	Short-term investments	–	–	2,271	32,000	306,307	4,436,000	(308,578)	4,474,285	(4,468,000)	6,285	–	–	–	–
	Home Run Fund	Short-term investments	–	–	–	–	283,048	3,720,000	(283,048)	3,725,527	(3,720,000)	5,527	–	–	–	–
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	–	–	–	–	83,541	1,194,000	(83,541)	1,196,113	(1,194,000)	2,113	–	–	–	–
	Asia – Pacific Bond Fund	Short-term investments	–	–	–	–	71,949	849,000	(71,949)	852,393	(849,000)	3,393	–	–	–	–
	Grand Cathey Bond Fund	Short-term investments	–	–	3,801	45,000	56,853	688,000	(60,654)	734,742	(733,000)	1,742	–	–	–	–
	Jih Sun Bond Fund	Short-term investments	–	–	–	–	52,686	666,000	(52,686)	667,201	(666,000)	1,201	–	–	–	–
	Tiim Bond Fund	Short-term investments	–	–	6,992	90,000	49,066	648,000	(56,058)	741,796	(738,000)	3,796	–	–	–	–
	Long River Bond Fund	Short-term investments	–	–	–	–	58,528	635,000	(58,528)	639,367	(635,000)	4,367	–	–	–	–
	Financial Return Bond Fund	Short-term investments	–	–	–	–	38,711	528,000	(38,711)	529,581	(528,000)	1,581	–	–	–	–
	NTIC Bond Fund	Short-term investments	–	–	–	–	3,212	495,989	(3,212)	496,639	(495,989)	650	–	–	–	–
	Solomon Bond Fund	Short-term investments	–	–	13,396	140,000	41,766	448,000	(55,162)	592,101	(588,000)	4,101	–	–	–	–
	Cathay Bond Fund	Short-term investments	–	–	–	–	35,992	388,000	(35,992)	388,392	(388,000)	392	–	–	–	–

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Prudential Bond Fund	Short-term investments	–	–	7,632	$ 108,000	26,629	$ 382,010	(34,261)	$ 493,965	($ 490,010)	$ 3,955	–	$ –	–	$ –
	Trustwell Bond Fund	Short-term investments	–	–	7,747	90,000	29,582	350,000	(37,329)	442,172	(440,000)	2,172	–	–	–	–
	The Forever Fund	Short-term investments	–	–	17,474	230,000	25,935	349,000	(43,409)	584,081	(579,000)	5,081	–	–	–	–
	Shinkong Chi-Shin Fund	Short-term investments	–	–	–	–	24,369	328,000	(24,369)	328,149	(328,000)	149	–	–	–	–
	Ta-chong Bond Fund	Short-term investments	–	–	4,207	50,000	24,625	298,000	(28,832)	349,301	(348,000)	1,301	–	–	–	–
	Union Bond Fund	Short-term investments	–	–	–	–	23,716	289,000	(23,716)	289,637	(289,000)	637	–	–	–	–
	Sheng Hua 1699 Bond Fund	Short-term investments	–	–	7,118	80,000	18,855	215,000	(25,973)	299,170	(295,000)	4,170	–	–	–	–
	Truswell Premier Fund	Short-term investments	–	–	–	–	20,415	210,000	(20,415)	210,717	(210,000)	771	–	–	–	–
	Duo Li Fund	Short-term investments	–	–	6,752	90,000	11,926	160,000	(18,678)	252,161	(250,000)	2,161	–	–	–	–
	Kirin Bond Fund	Short-term investments	–	–	9,497	95,000	14,659	150,000	(24,156)	248,254	(245,000)	3,254	–	–	–	–
	KGI Kai-Hsuan Bond Fund	Short-term investments	–	–	–	–	11,975	120,000	(11,975)	120,224	(120,000)	224	–	–	–	–
	Prudential Well Pool Fund	Short-term investments	–	–	–	–	12,820	150,000	(12,820)	150,093	(150,000)	93	–	–	–	–
	Barits Bond Fund	Short-term investments	–	–	8,651	96,000	8,907	100,000	(17,558)	197,669	(196,000)	1,669	–	–	–	–
	Fuh-Hwa Albatross Fend	Short-term investments	–	–	–	–	9,728	100,000	(9,728)	101,787	(100,000)	1,787	–	–	–	–
	Far Easter Ailliance Taiwan Bond Fund	Short-term investments	–	–	4,792	48,000	8,931	90,000	(13,723)	138,068	(138,000)	68	–	–	–	–
	Cash Reserves	Short-term investments	–	–	2,837	30,000	6,354	69,000	(9,191)	100,116	(99,000)	1,116	–	–	–	–

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Financial Return Fund	Short-term investments	–	–	22,928	290,202	–	–	(22,928)	291,497	(290,202)	1,295	–	–	–	–
	Stock:															
	President Chain Store (BVI) Holding Ltd.	Long-term investments	Capital increase	–	37,443	1,179,960	8,962	313,699	–	–	–	–	–	(204,317)	46,405	1,289,342
	Presicarre Corp.	Long-term investments	(Note 6)	(Note 6)	–	–	36,208	3,729,448	–	–	–	–	–	–	36,208	3,729,448
	President Transnet Corp.	Long-term investments	Capital increase	–	39,600	161,680	32,400	324,000	–	–	–	–	–	(328,123)	72,000	157,557
	Digital United Holdings Ltd.	Long-term investments	(Note 5)	(Note5)	–	–	2,400	133,720	–	–	–	–	2,400	(133,720) (Note 7)	–	–
	Tong-Jeng Development Corp.	Long-term investments	Capital increase	–	–	–	50,000	625,000	–	–	–	–	–	–	50,000	625,000
Tung Ho Development Co., Ltd.	Beneficiary Certificites:															
	Urion Bond Fund	Short-term investments	–	–	–	–	9,349	104,800	(9,349)	104,843	(104,800)	43	–	–	–	–
	James Bond Fund	Short-term investments	–	–	–	–	7,298	104,000	(7,298)	104,026	(104,000)	26	–	–	–	–
Uni-President Oven Bakery Corp.	Home Run Fund	Short-term investments	–	–	4,822	61,219	13,601	176,803	(15,098)	195,664	(194,202)	1,462	–	–	3,325	43,820
President Packaging Ind. Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	–	–	212	3,000	15,324	222,000	(12,992)	188,234	(188,000)	234	–	–	2,544	37,000
Uni-President Cold-Chain Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	–	–	2,762	39,000	246,974	3,552,000	(238,680)	3,435,217	(3,430,354)	4,863	–	–	11,056	160,646
	Prubential Bond Fund	Short-term investments	–	–	–	–	22,717	330,000	(22,717)	330,321	(330,000)	321	–	–	–	–

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	–	–	1,721	$ 22,074	11,661	$ 150,000	(13,382)	$ 172,232	($ 172,074)	$ 158	–	$ –	–	$ –
	Ta-chong Bond Fund	Short-term investments	–	–	–	–	11,650	140,000	(11,650)	140,151	(140,000)	151	–	–	–	–
	Yuanda Duo Li Fund	Short-term investments	–	–	–	–	9,701	150,000	(9,701)	150,159	(150,000)	159	–	–	–	–
	Yuanda Duo Li II Fund	Short-term investments	–	–	229	3,062	7,391	100,000	(7,620)	103,161	(103,062)	99	–	–	–	–
	The Wai Tai Securities Investment Trust Fund	Short-term investments	–	–	–	–	7,607	100,000	(7,607)	100,090	(100,000)	90	–	–	–	–
Retail Support International Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	–	–	88	1,125	600,776	7,841,160	(578,785)	7,555,562	(7,551,027)	4,535	–	–	22,069	291,258
	James Bond Fund	Short-term investments	–	–	7,918	111,966	542,155	7,795,445	(538,463)	7,742,947	(7,738,680)	4,267	–	–	11,610	168,731
	NITC Taiwan Bond Fund	Short-term investments	–	–	1	157	200,934	3,206,780	(20,935)	3,208,691	(3,206,937)	1,754	–	–	–	–
President Enterprises (China) investment Co., Ltd.	Stock:															
	Nanchang President Enterprises Co., Ltd.	Long-term investments	New establishment	–	–	–	RMB48,800	–	–	–	–	–	–	(RMB 578)	–	RMB 48,222
Kai Yu (BVI) Investment Co., Ltd.	Beneficiary Certificites:															
	ABN Capital Protected Unit	Short-term investments	–	–	110	US 11,220	284	US 28,641	(110)	US 14,160	(US 11,220)	US 2,940	–	–	284	US 28,641
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	–	–	–	–	175	US 17,955	–	–	–	–	–	–	175	US 17,955
	Stock:															
	Fuzhou President Enterprises Co., Ltd.	Long-term investments	Capital increase	–	–	US 1,432	–	US 8,500	–	–	–	–	–	(US 814)	–	US 9,118

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Uni-President Vender Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	–	–	1,171	$ 15,000	13,110	$ 172,000	(12,537)	$ 164,315	($ 164,000)	$ 315	–	$ –	1,744	$ 23,000
	Duo Li Fund	Short-term investments	–	–	–	–	18,602	289,000	(18,602)	289,441	(289,000)	441	–	–	–	–
	Prudential Bond Fund	Short-term investments	–	–	–	–	11,681	169,000	(11,681)	169,221	(169,000)	221	–	–	–	–
President International (BVI) Co., Ltd.	Stock:															
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	–	–	US 46,467	–	US 2,900	–	–	–	–	–	(US 119)	–	US 49,248
	Accuary Inc.	Long-term investments	Capital increase	–	4,833	US 11,500	3,000	US 3,000	–	–	–	–	–	(US 4,959)	7,833	US 9,541
	Presiclerc Ltd.	Long-term investments	(Note 5)	(Note 5)	4,750	US 4,750	–	–	(4,750)	US 4,992	(US 4,750)	US 242	–	–	–	–
President Life Sciences Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Long-term investments	Capital increase	–	20,250	634,745	4,800	167,046	–	–	–	–	–	(278,211)	25,050	523,580
Tung Yu Investment Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	–	–	22,500	259,875	–	–	–	–	–	–	22,500	259,875
Tong Shuo Investment Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	–	–	10,000	111,300	–	–	–	–	–	–	10,000	111,300
Tong Cheng Investment Corp.	Stock:															
	Tonpal Optoelectronics	Long-term investments	(Note 8)	(Note 8)	–	–	10,000	111,300	–	–	–	–	–	–	10,000	111,300
President Chain Store (BVI) Holding Ltd.	Stock:															
	T&T supermarket Inc.	Long-term investments	(Note 9)	(Note 9)	–	–	–	US 7,537	–	–	–	–	–	(US 549)	–	US 6,988

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Presiclerc Ltd.	Long-term investments	(Note 10)	(Note 10)	–	$ –	6,175	US$ 6,418	–	$ –	$ –	$ –	–	(US$ 3,703)	6,175	US$ 2,715
	Digital United Holdings Ltd.	Long-term investments	(Note 1)	(Note 1)	2,400	US 3,909	–	–	(2,400)	US 3,909	(US 3,909)	–	–	–	–	–
Wisdom	Beneficiary Certificites:															
Distribution Services Corp.	Jamrs Bond Fund	Short-term investments	–	–	–	–	28,052	406,000	(24,678)	357,429	(357,000)	429	–	–	3,374	49,000
	Union Bond Fund	Short-term investments	–	–	3,148	35,000	61,257	693,000	(60,642)	686,126	(685,000)	1,126	–	–	3,763	43,000
	Long River Bond Fund	Short-term investments	–	–	–	–	91,341	1,000,000	(91,341)	1,001,030	(1,000,000)	1,030	–	–	–	–
	Cash Reserves Bond Fund	Short-term investments	–	–	–	–	11,181	121,000	(11,181)	121,246	(121,000)	246	–	–	–	–
	Central Diamond Bond Fund	Short-term investments	–	–	–	–	10,136	107,000	(10,136)	107,061	(107,000)	61	–	–	–	–
President	Beneficiary Certificites:															
Musashino Corp.	Home Run Fund	Short-term investments	–	–	–	–	316,762	4,130,000	(294,040)	3,837,690	(3,830,000)	7,690	–	–	22,722	300,000
	ING CHE Taiwan Fund	Short-term investments	–	–	–	–	18,038	200,000	(18,038)	200,182	(200,000)	182	–	–	–	–
	James Bond Fund	Short-term investments	–	–	–	–	6,890	100,000	(6,890)	100,133	(100,000)	133	–	–	–	–
President	Beneficiary Certificites:															
Drugstore Business Corp.	Phoenix Bond Fund	Short-term investments	–	–	–	–	19,656	273,550	(14,710)	204,789	(203,550)	1,239	–	–	4,946	700,000
	Kirin Bond Fund	Short-term investments	–	–	400	4,000	14,745	150,000	(15,145)	154,799	(154,000)	799	–	–	–	–
	Long River Bond Fund	Short-term investments	–	–	–	–	11,444	125,000	(11,444)	125,156	(125,000)	156	–	–	–	–

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	–	–	–	$ –	8,628	$ 111,000	(8,628)	$ 111,106	($ 111,000)	$ 106	–	$ –	–	$ –
President	Beneficiary Certificites:															
Logistics International	Jamrs Bond Fund	Short-term investments	–	–	2,320	32,657	16,673	240,760	(16,302)	235,238	(234,286)	952	–	–	2,691	39,131
Corp.	Home Run Fund	Short-term investments	–	–	3,180	40,841	15,983	209,020	(17,812)	232,742	(232,037)	705	–	–	1,351	17,824
Qingdao	Stock:															
President Feed & livestock Co., Ltd.	San Tong Wanfu (Qingdao) Food Co., Ltd.	Long-term investments	–	–	–	RMB 24,831	–	–	–	–	–	–	–	–	–	RMB 24,831

(Note 1) The counter party is President Chain Store Corp., which is a subsidiary accounted under the equity method.

(Note 2) Transferred from Long-term investments to short-term investments, and recognized loss price decline.

(Note 3) The counter partys are Tong Shuo Investment Corp., Tong Cheng Investment Corp., Tong Yu Investment Corp. and Chiao Tung Bank , Tong Shuo Investment Corp., Tong Cheng Investment Corp. and Tong Yu Investment Corp. are President International Development Corp's subsidiaries accounted under the equity method.

(Note 4) Including proceeds from shares prepaid $38,600.

(Note 5) The counter party is President Chain Store (BVI) Holding Ltd., which is President Chain Store's subsidiary accounted under the equity method.

(Note 6) The counter is Uni-President Enterprises Corp..

(Note 7)Transferred to the stocks of Digital United Inc.

(Note 8) The counter party is President International Development Corp., which is a subsidiary accounted under the equity method.

(Note 9) The counter party is President Asia Enterprise Inc., which is a subsidiary accounted under the equity method.

(Note 10) The counter party is President International Investment (BVI) Co., Ltd. which is President International Development Corp.'s subsidiary accounted under the equity method and new company.

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Selling price	Status of Payment paid	Name of the Couterparty	Relationship	If the counter party is a related party, information as to the transation of the property is disclosed below: Owner	The relationship of the original owner with the Company	Date of the original transaction	Amount	Reason for acquisition of properties and the status of the properties	The basis or reference used in deciding the price	Other commitments
Uni-President Cold-Chain Corp.	Land, Building and other equipment	3/11/2002	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	Uni-President Enterprises Corp.	The Company	Li Bar Bottery Manufacture Corp.	–	8/14/1998	$ 127, 975	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	–
Tong-Jeng Development Corp.	Construction in progress – shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	209, 879	Paid twenty shilling in the pound	President International Development Corp.	Subsidiary accounted by equity method	–	–	–	–	Integrating resources of group, and building shopping mall.	Selling at negotiated price	–

(6) Disposal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment received	Gain(Loss) on disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterprises Corp.	Land, Buildings and other equiment	3/11/2002	8/14/1998	$ 255, 748	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	$ 1, 809	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	–
President International Development Corp.	Construction in progress – shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	None	200, 879	209, 879	Recciced twenty shilling in the pound	–	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Integrating resources of group, and buiding shopping mall	Selling at negotiated price	–

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 709, 765	3%	One month	—	—	($ 63, 671)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchases	480, 711	2%	Close its account 30-45 days within the end of each month	—	(Note 1)	(56, 639)	(4)	—
			Sales	235, 763	1%	About one month after sales	—	(Note 2)	7, 248	—	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchases	420, 542	2%	One month	—	—	(42, 336)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchases	307, 311	1%	15 day after sales	—	(Note 1)	(26, 781)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	170, 005	1%	50 days	—	(Note 1)	(22, 393)	(1)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	4, 878, 071	15%	Close its account 40 days within 10 days (For the three months ended March 31, 2002. was 10 days after sales)	—	(Note 2)	396, 386	9	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	4, 233, 571	13%	Close its account 40 days within the end of each month	—	(Note 2)	417, 652	10	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	$ 2, 487, 904	8%	Close its account 30 days within the end of each month (For the three months ended was 20 days within the end of each month)	—	(Note 2)	$ 314, 470	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	1, 136, 533	4%	About 2 months after sales	—	(Note 2)	237, 005	6	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	1, 110, 273	4%	About 2 months after sales	—	(Note 2)	122, 061	3	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	508, 641	2%	About 2 months after sales	—	(Note 2)	109, 480	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	458, 478	1%	About 2 months after sales	—	(Note 2)	67, 148	2	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	451, 982	1%	About 2 months after sales	—	(Note 2)	89, 244	2	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable	Note
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 409, 207	1%	About 2 weeks after sales	—	(Note 2)	$ 23, 292	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	404, 951	1%	About 2 months after sales	—	(Note 2)	65, 657	2	—
	Ding –Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	389, 911	1%	About one month after sales	—	(Note 2)	16, 041	—	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	369, 639	1%	About one month after sales	—	(Note 2)	25, 827	1	—
	Hsin Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	291, 186	1%	About 2 weeks after sales	—	(Note 2)	8, 511	—	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	236, 517	1%	About 2 months after sales	—	(Note 2)	55, 477	1	—
	Xin Ya Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	207, 340	1%	About 2 months after sales	—	(Note 2)	39, 081	1	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable	Note
	Tung-Tse Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Sales	$ 199, 364	1%	About 2 months after sales	—	(Note 2)	$ 32, 769	1	—
	Lien Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	178, 934	1%	About 2 weeks after sales	—	(Note 2)	4, 546	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	Sales	129, 335	—	About one month after sales	—	(Note 2)	22, 731	1	—
	Tung Sam Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	114, 181	—	About one month after sales	—	(Note 2)	10, 905	—	—
	Lien Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	106, 411	—	About 2 weeks after sales	—	(Note 2)	3, 816	—	—
	Jian Hua Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 792	—	About 2 weeks after sales	—	(Note 2)	4, 860	—	—
	Jian Fu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 348	—	About 2 weeks after sales	—	(Note 2)	4, 682	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Yuan Xin Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 101, 520	—	About one month after sales	—	(Note 2)	$ 9, 690	—	—
	Hua Zuo Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 343	—	About one month after sales	—	(Note 2)	10, 766	—	—
	Tung Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 076	—	About 2 weeks after sales	—	(Note 2)	9, 140	—	—
Nanlien International Corp.	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	731, 203	20%	10～60 days	—	—	153, 149	42	—
	U－Chains Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	183, 316	5%	10～60 days	—	—	7, 814	2	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	147, 195	4%	10～60 days	—	—	36, 938	10	—
	Nella Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	142, 446	4%	10～60 days	—	—	6, 641	2	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable	Note
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	$ 31,875,551	63%	10～40 days	(Note 3)	—	($2,519,436)	(49)	—
			Other operating revenue	216,053	23%	10～40 days		—	11,684	5	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	7,582,428	15%	15～30 days	(Note 3)	—	(580,454)	(11)	—
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	2,867,407	6%	15～35 days	(Note 3)	—	(436,322)	(8)	—
	Uni-President Enterprises Corp.	The Company	Purchases	2,487,904	5%	30～40 days	—	—	(314,470)	(6)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	768,257	2%	Close its account 25 days within the end of each month	—	—	(55,177)	(1)	—
	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	338,581	1%	Close its account 15 days within the end of each month	—	—	(36,886)	(1)	—
Ton Yi Industrial Corp.	Toyota Tsusho Corp.	The subsidiary of Ton Yi Industrial Corp. is its director	Purchases	622,839	7%	the same as regular	—	—	(5,883)	(2)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	$ 3, 439, 198	24%	the same as regular	—	—	$ 1, 008, 133	70	—
	TTET Union Corp.	Subsidiary accounted by equity method	Sales	225, 100	2%	the same as regular	—	—	21, 521	2	—
	Uni-President Enterprises Corp.	The Company	Sales	170, 005	1%	the same as regular	—	—	22, 393	2	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	4, 233, 571	62%	40 days	—	15~50 days	(417, 652)	(51)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	7, 582, 428	98%	30 days	(Note 4)	—	580, 454	95	—
President Coffee Corp.	Starducks Coffee International Inc.	The subsidiary of President Coffee Corp. is its director	Purchases	163, 600	24%	Close its account 30 days within the end of each month	—	—	(26, 123)	(22)	—
Retail Support International Corp.	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	1, 520, 663	5%	15～45 days	—	—	(185, 468)	(4)	—
	Uni-President Enterprises Corp.	The Company	Purchases	1, 110, 273	4%	30～45 days	—	—	(122, 061)	(3)	—
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	550, 077	2%	15～45 days	—	—	(73, 239)	(2)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Purchases	$ 216, 053	1%	30 days	—	—	($ 11, 684)	—	—
			Sales	31, 875, 551	99%	30～45 days	—	—	2, 519, 436	100	—
	Presuident Packaging Ind.	Subsidiary accounted by equity method	Purchases	113, 864	—	12～45 days	—	—	(20, 503)	—	—
Union Chinese Corp.	Lei Po Enterprises Co., Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	137, 005	24%	Close its account 52 days within the end of each month	—	—	49, 777	67	—
Tung Sheng Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	451, 982	93%	Close its account 60 days within the end of each month	—	—	(89, 244)	(94)	—
Tung-Tse Corp.	Uni-President Enterprises Corp.	The Company	Purchases	199, 364	99%	Close its account 60 days within the end of each week	—	—	(32, 769)	(99)	—
Tun Hsiang Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	1, 136, 533	54%	Close its account 60 days within the end of each month	—	—	(237, 005)	(51)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	804, 254	38%	Close its account 40 days within the end of each month	—	—	(187, 224)	(40)	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable	Note
	Nailien International Corp	Subsidiary accounted by equity method	Purchases	$ 147,195	7%	Close its account 60 days within the end of each month	—	—	($ 36,938)	(8)	—
	Presicarre Corp.	Subsidiary accounted by equity method	Sales	359,699	16%	Close its account 60 days within the end of each month	—	—	80,102	17	—
Tung Yu Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	409,207	51%	12 days	—	—	(23,292)	(54)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	369,346	46%	12 days	—	—	(15,910)	(37)	—
Hsin Tung Enterprises Co., Ltd.	Uni-President Enterprises Corp.	The Company	Purchases	291,186	62%	15 days	—	—	(8,511)	(56)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	173,825	37%	15 days	—	—	(6,573)	(44)	—
Tung Shun Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	508,641	97%	Close its account 60 days within the end of each month	—	—	(109,480)	(98)	—
Tung Yi Food Corp.	Uni-President Enterprises Corp.	The Company	Purchases	236,517	98%	Close its account 60 days within the end of each month	—	—	(55,477)	(98)	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable	Note
Lei Po Enterprises Co., Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	$ 731, 203	74%	Close its account 60 days within the end of each month	—	—	($ 153, 149)	(74)	—
	Union Chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	137, 005	14%	Close its account 52 days within the end of each month	—	—	(49, 777)	(24)	—
	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Purchases	108, 067	11%	Close its account 60 days within the end of each month	—	—	(4, 320)	(2)	—
Nella Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	142, 446	37%	Close its account 60 days within the end of each month	—	—	(6, 641)	(4)	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	US 99, 847	100%	—	—	—	(US 25, 047)	(86)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 55, 630	55%	—	—	—	US 12, 605	32	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 44, 178	44%	—	—	—	US 26, 871	68	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Amount		Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable	Note
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB$	89,984	10%	(Note 5)	—	(Note 5)	(RMB$ 3,293)	(5)	—
			Sales	RMB	35,338	3%	(Note 5)	—	(Note 5)	RMB 1,459	2	—
	Wuhan President Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB	34,053	3%	(Note 5)	—	(Note 5)	—	—	—
	Beijing President Enterprises Prinjs & food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB	32,198	3%	(Note 5)	—	(Note 5)	—	—	—
	Chengdu President Enterprises Fund Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB	33,096	3%	(Note 5)	—	(Note 5)	—	—	—
Chengdu President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB	33,096	7%	(Note 5)	—	(Note 5)	—	—	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Sales	RMB	49,767	42%	30～120 days	—	—	—	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises CO., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB$ 32,732	10%	(Note 5)	—	(Note 5)	RMB$ 4,717	40	—
Guangzhou President Enterprises Co., Ltd.	Fuchou President Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 154,918	18%	(Note 5)	—	(Note 5)	RMB 8,049	20	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases Sales	RMB 35,338 RMB 89,984	16% 35%	(Note 5) (Note 5)	— —	(Note 5) (Note 5)	(RMB 1,459) RMB 3,293	(13) 78	— —
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co., Ltd. (accounted by equity method)	Purchases Sales	RMB 34,534 RMB 66,087	7% 9%	(Note 5) (Note 5)	— —	(Note 5) (Note 5)	(RMB 1,515) RMB 15,367	(5) 52	— —
	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 34,053	7%	(Note 5)	—	(Note 5)	—	—	—
Xinjiang President Enterprises Food Co., Ltd.	Nella Limited	A subsidiary of Nanlien International (accounted by equity method)	Sales	RMB 26,733	30%	50~90 days	—	—	RMB 4,173	64	—
Harbin President Enterprises Co., Ltd.	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 32,732	41%	(Note 5)	—	(Note 5)	RMB 4,717	69	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US$ 55, 630	91%	—	—	—	(US$ 12, 605)	(94)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 44, 178	88%	—	—	—	(US 26, 871)	(88)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Sales	US 8, 229	12%	—	—	—	US 2, 656	26	—
Wuxi To Yi Indnstrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Purchases	US 8, 229	84%	—	—	—	(US 2, 656)	(45)	—

(Note 1): The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales, animal feed within 60~75 days after sales and foodstuff within 10~15 days after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold–Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): The sales of Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(Note 5) :The Credit term of Parties closed its account 30 days within the end of each month. To sale (purchase) make collections (payment) next month. The sales of regular customers paid on delivery. The terms of purchases were the same with regular customers.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

The name of the Company	Name of the counter party	Relationship	Ending balance Accounts	Ending balance Amounts	Turnover rate	Deferred balance Amounts	Deferred balance Resolve method	Subsequent balance	Allowance for doubtful amounts
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	$ 417, 652	12. 57	$ —	—	$ 417, 650	$ —
			Other Receivables	401	—	—	—	401	—
	Tung Ang Entrprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts Receivable	396, 386	22. 47	—	—	396, 063	—
			Other Receivables	36, 370	—	—	—	36, 370	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	314, 470	10. 07	—	—	314, 384	—
			Other Receivables	169	—	—	—	169	
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	237, 005	3. 86	—	—	237, 005	—
			Other Receivables	14, 274	—	—	—	14, 274	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	122, 061	6. 24	—	—	53, 047	—
			Other Receivables	500	—	—	—	500	
	Tung Shun Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	109, 480	5. 22	—	—	106, 580	—
			Other Receivables	378	—	—	—	378	—

The name of the Company	Name of the counter party	Relationship	Ending balance Accounts	Ending balance Amounts	Turnover rate	Deferred balance Amounts	Deferred balance Resolve method	Subsequent balance	Allowance for doubtful amounts
Nanlien International Corp.	Lien Bo Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 153, 149	9. 21	$ —	—	$ —	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (Note 1)	254, 767	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	11, 684	—	—	—	11, 684	—
			Other Receivables	251, 657	—	—	—	249, 711 (Note 2)	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable	1, 008, 133	3. 43	—	—	418, 953	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable	580, 454	14. 42	—	—	580, 454	—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company . (accounted by equity method)	Accounts Receivable	2, 519, 436	16. 00	—	—	2, 481, 921	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 12, 605	3. 71	—	—	US 4, 495	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 26, 871	2. 18	—	—	US 7, 579	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Other Receivables	US 5, 021	—	—	—	US 20	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US$ 8, 509	—	$ —	—	$ —	$ —
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US 7, 326	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	111, 254	—	—	—	—	—
Hong Kong Ton Yi Industrial Holding Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—

(Note 1) It is receivables from refund of capital investment.

(Note 2) The balance of $1,946 is receivable commission revenue of pey – ethylene terephthalate The amount will be received after authenticating by enviromentalist protection agency.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd.—Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	December 31,2002		
Derivative financial instrument	Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	50, 000	$ —

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US$ 50,000.

(b). The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2002, net liabilities to US$1,419 resulted from the Interest Rate Swap contracts recorded as other current liabilities.

f. Fair value of the derivative financial instruments

Derivative financial instruments	December 31,2002 Book Value		December 31,2002 Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	1, 419)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Derivative financial instruments	December 31,2002 Contract amount (Notional principals amount)		December 31,2002 Credit risk	
Advance Purchase Forward Foreign Exchange Contracts – USD/JPY	US$	3, 000	$	–
Advance Booking Forward Foreign Exchange Contracts – JPY/USD	JPY	310, 000		–
Advance Booking Forward Foreign Exchange Contracts – USD	US	35, 890		–
Foreign Currency Option – USD/NTD	US	47, 360		26, 775
Foreign Currency Option – USD/JPY	US	77, 000		–
Foreign Currency Cp – JPY/USD	JPY	1, 860, 000		–
Currency Swap Contract – USD/NTD	US	211, 170		16, 660
	NTD	7, 278, 775		
Currency Swap Contract – JPY/USD	JPY	1, 923, 500		–
	US	15, 744		

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to December 31, 2002, the Company estimated that before January 23, 2003,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $3,000, and cash outflows of JPY$370,460. Before December 18, 2003, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of $1,231,146 and cash outflow of US$33,310.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$209,494 and cash outflows of $6,689,623 and JPY $1,923,500.

As of December 31, 2002, the above Advance Purchases Forward Foreign Exchange Contracts generated cash inflows of US$40,020 and cash outflows of 1,379,751 before August 23, 2002, and the Currency Swap Contract generated cash inflows of US$152,047 and cash outflows of $5,220,255 before December 31, 2002. The Company estimated it will generate cash inflows of US$45,000 and cash outflows of $1,515,950 before July 45, 2004. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2002	
Advance Purchase Forward Foreign Exchange contract—USD	($ 4, 295)	(Note 1)
Advance Booking Forward Foreign Exchange contract—JPY/USD	(1, 163)	(Note 2)
Advance Booking Forward Foreign Exchange contract—USD	(16, 031)	(Note 3)
Foreign Currency Option—USD/NTD	26, 775	(Note 4)
Foreign Currency Option—USD/JPY	(80, 030)	(Note 5)
Foreign Currency Option—JPY/USD	(1, 744)	(Note 6)
Currency Swap Contract—USD/NTD	16, 660	(Note 7)
Currency Swap Contract—JPY/USD	(16, 472)	(Note 8)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract — USD is $4,295 which are recorded as other current liabilities. The Advance Purchase Forward Foreign premium unamortization of $136 is recorded as prepayments and other current assets, and the exchange loss of $4,431 is recorded as non-operating expense.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract—JPY/USD is $1,163 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $1,290 is recorded as other current liabilities, and the exchange loss of $2,453 is recorded as non-operating expense.

(Note 3) The net receipts in Advance Booking Forward Foreign Exchange Contract — USD is $16,031 which are recorded as other current liabilities. The Advance Booking Forward Foreign discount unamortization of $641 is recorded as prepayments and other current assets, and the exchange loss of $15,390 is recorded as non-operating expense.

(Note 4) The net receipts on Foreign Exchange Option-USD of $26,775 which are recorded as decrease of other current liabilities, and the exchange gain of $26,775 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 5) The net receipts on Foreign Exchange Option-JPY of $80,030 which are recorded as other current liabilities, and the exchange loss of $80,030 are recorded as non-operating expense-foreign exchange loss.

(Note 6) The net receipts on Foreign Exchange Option —JPY/USD of $1,744 which are recorded as decrease of other current liabilities, and the exchange loss of $1,744 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 7) The net receipts on Currency Swap Contract—USD/NTD of $16,660 which are recorded as decrease of other current liabilities of $22,760 and decrease of other liabilities of $6,100, respectively. The Advance Purchases Forward Foreign premium unamortization of $3,419 is recorded as other current liabilities, the Advance Purchases Forward Foreign discount unamortization of $311 is recorded as prepayment and other current assets, and the exchange gain of $107,022 are recorded as non-operating expense – foreign exchange loss.

(Note 8) The net receipts on Currency Swap Contract—JPY/USD of $16,472 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $5,619 is recorded as other current liabilities, and the exchange loss of $22,091 is recorded as non-operating expense-foreign exchange loss.

f. Fair value of derivative financial instruments.

	December 31,2002	
Derivative financial instruments	Book value	Fair value
Advance Purchase (Booking) Forward Foreign Exchange Contract	($ 21,489)	($ 21,489)
Foreign Currency Option	(54,999)	(54,999)
Currency Swap Contract	188	188

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the Company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

		December 31,2002		
Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD	43,860	$ —
		JPY	5,000,000	—
	Advance Booking Forward	JPY	3,300,000	—
		USD	27,271	—

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 24, 2003, the above Currency Swap Contract will generate cash inflows of JPY$1,700,000 and cash outflows of US$16,589. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract and Advance Booking Forward were offseted. As of December 31, 20032, net liabilities to US$1,701 and US$554 resulted from the Currency Swap Contract and Advance Booking Forward were recorded as other current liabilities.

f. Fair value of the financial instruments.

		December 31,2002	
Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	(US$ 1,701)	(US$ 1,701)
	Advance Booking Forward	(US$ 554)	(US$ 554)

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2 Related information on investee companies (Units in thousands of currencies indicated)

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 1,750,530	$ 218,730	45,012	100.00%	$ 3,016,434	($ 129,863)	($ 129,863)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3,828,373	3,209,479	118,060	100.00%	569,309	(113,915)	(113,915)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	417,204	(22,579)	30,047	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	350,691	(460,323)	(457,098)	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147,250	147,250	500	100.00%	318,827	8,790	8,125	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397,366	397,366	36,000	100.00%	317,851	(56,459)	(79,069)	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	232,944	2,610	(10,498)	Subsidiary
	Tone Sang Construction Corp.	Tainan Hsien	Construction on buildings	478,030	293,030	19,800	100.00%	146,382	(46,256)	(46,314)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	996,535	160,304	177,148	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	805,630	(16,637)	(10,238)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	7,525,095	(923,227)	(513,377)	Subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	$ 40,808	$ 40,808	6,120	51.00%	$ 118,538	$ 60,809	$ 28,334	Subsidiary
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	45,000	45,000	6,000	50.00%	144,876	65,543	31,154	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,787,049	4,659,640	344,236	44.59%	5,487,271	2,592,340	(919,521)	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,169,548	163,417	(76,944)	—
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1,500,000	1,500,000	150,000	42.86%	1,465,140	(22,720)	(11,458)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	151,010	100,479	36,528	42.18%	132,961	(450,433)	(180,451)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	534,324	40,887	37.36%	476,436	25,592	6,614	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116,839	121,824	24,385	30.84%	265,842	33,254	10,182	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315,066	315,066	47,207	29.51%	651,887	342,416	98,418	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	302,014	26.48%	4,090,869	773,512	184,907	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	133,113	(55,917)	(15,095)	—
	Presicarre Corp.	Taipei City	General merchandise	124,147	211,682	74,228	20.50%	1,720,861	1,889,203	573,020	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	239,907	194,487	38,897	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	690,338	527,100	65,074	17.59%	537,710	(562,682)	(152,375)	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	202,064	20,206	10.10%	164,177	(87,592)	(37,623)	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	9.71%	2,312,425	57,413	5,662	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Business of advertisement etc.	$ 1,424,762	$ 1,391,338	—	7.14%~ 100.00%	$ 789,404	$ 124,565	$ 38,249	—
President International Trade and Investment Corp.	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 15,000	150	100.00%	US 8,593	(US 1,428)	—	Indirect owned subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 25,450	US 37,500	—	100.00%	US 2,696	(US 14,515)	—	Indirect owned subsidiary
Cayman President Holding Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 240,160	—	100.00%	US 263,860	US 14,328	—	Indirect owned subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 31,000	US 22,000	—	100.00%	US 25,145	(US 2,982)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,362	US 138	—	Indirect owned subsidiary
	Cargill President Holding Pte Ltd.	Singapor	Professional investment	US 10,000	US 50	10,000	50.00%	US 9,356	(US 1,286)	—	—
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7,600	US 7,600	6,524	47.41%	US 7,588	US 3,430	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12,067	US 12,067	5	45.40%	US 16,265	(US 1,286)	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3,182	US 3,182	—	45.40%	US 3,801	US 482	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13,191	US 13,191	—	45.00%	US 12,257	US 3,675	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US 5,400	US 5,400	—	45.00%	US 6,525	US 1,149	—	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 3,780	—	45.00%	US 2,931	(US 4,543)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 22,857	RMB 864	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US$ 10,200	US$ 10,200	10,200	25.50%	US$ 9,054	(US$ 561)	$ —	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 57,872	US 53,102	—	20.00%~ 100.00%	US 3,459	(US 1,222)	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	30,564	2.68%	526,015	773,512	—	—
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	1,736,261	879,167	51,778	100.00%	956,821	(413,134)	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109,233	109,233	8,037	5.02%	110,825	342,416	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	1.59%	158,180	163,417	—	—
	Tung Ang Enterprises Co Tainan Hsien ets.	Tainan Hsien etc.	Sale of soft drinks etc.	335,500	185,500	—	60.00%~ 100.00%	147,052	(62,363)	—	Indirect owned subsidiary
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	(US 159)	—	—
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1,022	US 1,022	—	20.00%~ 50.00%	US 878	(US 4)	—	—
Nanlien International Co.,	Union Chinese Corp.	Taipei Hsien etc.	Sale of foods etc.	79,964	79,964	8,048	80.00%	105,255	31,035	—	—
	Retail Support International Corp.	Jungli City	Distribution center	153,480	153,480	4,000	20.00%	141,956	111,034	—	—
	Cayman Nanlien Holding Ltd.etc.	Grand Cayman, Cayman Islands etc.	Professional investment etc.	1,125,034	1,218,185	—	20.00%~ 100.00%	973,861	170,646	—	Indirect owned subsidiary
President International Development Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	4,432,692	3,931,365	133,023	100.00%	5,338,103	(205,212)	—	Indirect owned subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,650,000	1,500,000	165,000	100.00%	1,353,464	(120,006)	—	Indirect owned subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tung Yu Investment Corp.	Taipei City	Investments holdings	$ 260,500	$ —	26,050	100.00%	$ 260,206	($ 294)	$ —	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	150,000	—	11,140	100.00%	150,024	24	—	Indirect owned subsidiary
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,400	—	11,140	100.00%	111,328	(72)	—	Indirect owned subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	42.85%	1,686,279	(22,720)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	497,952	(16,637)	—	subsidiary
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	494,993	(155,026)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	424,025	425,269	43,839	24.90%	508,374	146,761	—	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	2,337,569	3,065,626	215,179	9.98%	2,379,869	57,413	—	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	159,260	202,064	15,926	7.96%	140,546	(87,592)	—	—
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	212,474	—	21,247	5.74%	169,296	(562,682)	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	756,094	643,729	—	7.14%～50.00%	139,391	(438,929)	—	—
President Asia Enterprises Inc.	T&T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.30	CAN 0.50	—	20.00%	CAN 3,437	CAN 5,619	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%～100.00%	(CAN 2,228)	(CAN 1,435)	—	—
President Chain Store Corp.	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,520,766	1,207,067	46,405	100.00%	1,289,342	(188,077)	—	—
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	396,000	19,800	100.00%	185,042	10,618	—	—
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	100.00%	141,510	(4,751)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Wisdom Distribution Service Corp.etc.	Taipei City	Delievery of magazine etc.	$ 50,000	$ 50,000	9,433	100.00%	$ 130,054	$ 30,380	$ —	—
	President Transnet Corp.	Taipei Hsien	Distribution business	733,230	409,230	72,000	80.00%	157,557	(367,086)	—	—
	Mech-President Co.	Tainan Hsien	Filling station and elevator	364,683	276,940	20,775	62.95%	306,095	140,904	—	—
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237,437	237,437	19,563	60.00%	338,606	106,718	—	—
	President Musashino Corp.	Taipei City	Fresh Food	309,240	309,240	29,880	60.00%	327,685	40,797	—	—
	President Information Corp.	Taipei City	Information Services	100,264	100,264	8,223	54.17%	127,985	38,031	—	—
	Uni-President Oven Bakery Corp.etc.	Taipei City etc.	Bread retailing etc	1,005,682	869,199	—	25.00%~ 100.00%	780,711	46,297	—	—
Ton Yi Industrial Corp.	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	1,388,578	4,001	100.00%	(715,950)	(51,753)	—	—
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	62,307	62,307	—	40.00%~ 100.00%	107,078	20,124	—	—
Tung Ho Development Co., Ltd	Gu Hsiang Co., Ltd	Taipei City	Hotel and restmenant	243,000	243,000	—	100.00%	197,857	(12,366)	—	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	20,150	10,000	2,500	25.00%	27,615	15,983	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	90,583	18,182	—	100.00%	90,052	(1,510)	—	—
Retail Support International Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	61,275	51,300	—	49.00%~ 51.00%	87,093	27,817	—	—
President Enterprises (China) Investment Co., Ltd.	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 331,112	RMB 331,112	—	100.00%	RMB 362,972	RMB 47,634	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397,300	RMB 397,300	—	100.00%	RMB 345,225	RMB 26,355	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB$ 200,359	RMB$ 200,359	—	100.00%	RMB$290,063	RMB$ 37,990	$ —	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks	RMB 165,586	RMB 165,586	—	100.00%	RMB 235,859	RMB 61,028	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 151,873	(RMB 12,398)	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99,332	RMB 99,332	—	100.00%	RMB 107,312	RMB 5,892	—	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcmgi City	Tomato products etc.	RMB 128,304	RMB 128,304	—	100.00%	RMB 95,045	RMB 1,611	—	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82,791	RMB 82,791	—	100.00%	RMB 92,791	RMB 11,898	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,181	RMB 124,181	—	100.00%	RMB 84,689	(RMB 25,004)	—	—
	Meishan President Feed & Oil Co., Ltd	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82,777	RMB 82,777	—	100.00%	RMB 62,593	(RMB 8,260)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB 109,266	RMB 109,266	—	94.49%	RMB 80,179	(RMB 4,844)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99,332	RMB 99,332	—	80.00%	RMB 84,180	(RMB 7,241)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51,818	RMB 51,818	—	78.25%	RMB 23,499	(RMB 10,538)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56,454	RMB 56,454	—	55.00%	RMB 42,729	(RMB 532)	—	—
	Narnchung President.Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instant noodles, soft drinks and diary food	RMB 48,800	—	—	49.00%	RMB 48,222	(RMB 3,369)	—	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks and diary food	RMB 20,700	—	—	33.33%	RMB 26,149	RMB 26,354	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Kai Yu Investment (BVI) Co., Ltd.	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US$ 10,000	US$ 1,500	—	100.00%	US$ 9,118	(RMB$ 6,741)	$ —	—
	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5,000	US 5,000	—	66.66%	US 7,087	RMB 26,354	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US 4,000	US 3,000	—	50.00%	US 3,412	(RMB 7,652)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,677	RMB 7,151	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Grand Cayman, Cayman Islands etc.	Prfessional investment etc.	US 6,408	US 6,408	—	45.00%~ 100.00%	US 4,511	US 108	—	—
President International Investment (BVI) Holding Ltd.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 42,472	US 43,972	42,472	50.00%	US 57,910	US 8,846	—	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14,500	US 11,500	7,833	40.35%	US 9,541	(US 5,346)	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15,834	US 15,834	15,834	39.58%	US 14,513	(US 561)	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,307	US 624	—	—
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd.	Jiansu Province Kunsan City	Manufacturing of biochemical medicine	US 1,000	US 500	1,000	33.33%	US 864	(US 2,242)	—	—
President Life Science Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance holdings	821,451	654,405	25,050	100.00%	523,580	(89,062)	—	—
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	102,232	99,182	—	24.99%~ 100.00%	77,366	(13,910)	—	—
Nella Ltd.	Guangzhou Nella Ltd.	Guanhazhou City	Sales of food and soft drink	US 480	US 480	—	80.00%	(US 417)	(US 72)	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Investments holdings	US 19,910	US 19,910	19,910	100.00%	US 16,020	(US 1,655)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3,000	US 3,000	3,000	50.00%	US 1,828	US 948	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Presiclerc Ltd.	Tortola, British Virgins Islands	Investments holdings	US$ 6,418	$ —	6,175	47.50%	US$ 2,715	(US$ 7,410)	—	—
	T&T Supermarket Inc.	Richmond, BC, Canada	Whdesale and retail business	US 7,537	—	—	20.00%	US 6,988	CAN 4,837	—	—
Wisdan Distribution Senvice Corp.	President Logistics International Corp. etc.	Chung – Li City etc.	Transportation business etc.	US 20,904	US 10,000	200	20.00%	US 19,800	US 20,932	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	—	100.00%	US 4,754	US 312	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of cans	US 7,500	US 7,500	—	100.00%	US 2,579	(US 147)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100.00%	US 227	(US 5)	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33,993	US 33,993	—	88.58%	US 27,809	US 1,364	—	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 28,127	US 28,127	—	87.93%	US 16,154	US 294	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 50,800	RMB 45,000	—	51.00%	RMB 48,446	(RMB 3,369)	—	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Sales of food and soft drink	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—
Meishan president Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and Processing of eggs	RMB 4,318	—	—	50.00%	RMB 3,196	(RMB 1,885)	—	—
Qingdo President Food & Livestock Co., Ltd.	San Tong Wanfu(Qingdo) Food Co., Ltd.	Qingdo City	Feed,breed stock and pouitry	RMB 24,831	—	—	30.00%	RMB 24,831	—	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems.Inc. etc.	Sunny Bale, CA, U.S.A. etc.	Analysis of cell etc.	US$ 7,850	US$ 7,850	—	29.41%~ 70.88%	US$ 3,919	(US$ 2,262)	$ —	—
President Chain Store (Lubuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 15,999	(PESO 38,802)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 3,283	RMB 1,131	—	—
Philippine Seven Corp.	Convenience Distribution Inc.etc.	Quezon City, Philippine.etc.	Distribution and storage etc.	PESO 80,822	PESO 80,822	—	40.00%~ 100.00%	PESO 87,111	PESO 1,775	—	—
Mech – President (BVI) Corp.	Shanghai Mech – President Co., Ltd.	Shanghai City	Filling station and elevator	US 2,500	—	—	100.00%	US 2,418	(RMB 650)	—	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 31,299	(US 1,848)	—	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 18,394	(US 1,006)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of December 31, 2002 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ —	$ —	US$6,077.5	78.25%	(RMB$ 14,765) (Note 2)	RMB$ 2,576	—
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	—	—	US 13,077	100.00%	(RMB 15,502) (Note 2)	RMB 29,235	—
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	—	—	US 3,828	55.00%	RMB 5,383 (Note 2)	RMB 103,757	—
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	—	—	US13,207.4	94.49%	(RMB 15,130) (Note 2)	RMB 44,029	—
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	—	—	US 12,450	100.00%	(RMB 7,969) (Note 2)	RMB 9,693	—
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	—	—	US 20,000	100.00%	RMB 54,168 (Note 2)	RMB 214,138	—
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	—	—	US 40,000	100.00%	RMB 56,944 (Note 2)	RMB 467,852	—
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24,200	(Note 1)	US 26,440	—	—	US 26,440	100.00%	RMB 42,309 (Note 2)	RMB 341,137	—
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10,000	(Note 1)	US 9,400	—	—	US 9,400	100.00%	(RMB 7,663) (Note 2)	RMB 69,319	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48,000	(Note 1)	US$ 48,000	$ –	$ –	US$ 48,000	100.00%	(RMB$ 6,444) (Note 2)	RMB$ 174,293	–
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19,900	(Note 1)	US 15,000	–	–	US 15,000	100.00%	(RMB 10,209) (Note 2)	RMB 167,221	–
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12,000	(Note 1)	US 12,000	–	–	US 12,000	100.00%	RMB 5,776 (Note 2)	RMB 116,523	–
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	–	–	US 13,000	100.00%	(RMB 6,546) (Note 2)	RMB 12,623	–
Ningbo Malting Co., Ltd.	Malt	US 26,000	(Note 1)	US 3,200	US 2,000	–	US 5,200	20.00%	RMB 4,180 (Note 3)	RMB 9,527	–
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	–	–	US 10,200	60.00%	RMB 684 (Note 2)	RMB 77,491	–
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74,000	(Note 1)	US 22,200	–	–	US 22,200	30.00%	RMB 1,712 (Note 3)	RMB 200,900	–
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	–	–	US 5,400	45.00%	RMB 4,328 (Note 3)	RMB 49,955	–
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	–	–	US 13,191	45.00%	RMB 14,966 (Note 3)	RMB 101,457	–
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	–	–	US 3,780	45.00%	(RMB 16,922) (Note 3)	RMB 9,822	–
President Enterprises (China) Investment Co., Ltd.	Investment	US$248,160	(Note 1)	–	–	–	–	100.00%	RMB 118,596 (Note 2)	RMB 2,557,176	–
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15,000	(Note 1)	US 12,000	–	–	US 12,000	80.00%	(RMB 6,984) (Note 2)	RMB 79,417	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US$ 10,000	(Note 1)	US$ 10,000	$ –	$ –	US$ 10,000	100.00%	RMB$ 11,912 (Note 2)	RMB$ 92,822	–
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15,000	(Note 1)	US 15,000	–	–	US 15,000	100.00%	(RMB 25,253) (Note 2)	RMB 90,245	–
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	–	–	–	–	100.00%	–	–	–
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5,000	(Note 1)	–	–	–	–	100.00%	RMB 92 (Note 2)	RMB 1,102	–
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 12,000	(Note 1)	–	–	–	–	100.00%	(RMB 3,583) (Note 2)	RMB 94,992	–
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 20,000	(Note 1)	US 50	US 9,950	–	US 10,000	50.00%	(RMB 4,581) (Note 2)	RMB 77,544	–
Beijing President Drinks & Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 7,500	(Note 1)	–	–	–	–	100.00%	RMB 26,354 (Note 2)	RMB 87,993	–
President Fuche (Qingdo) Co., Ltd.	Manufacturing of eggs products, agricultural products, marine products and livestock products	US 1,000	(Note 1)	–	–	–	–	50.00%	(RMB 943) (Note 2)	RMB 3,195	–
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1,200	(Note 1)	US 180	–	–	US 180	15.00%	–	RMB 1,489	–
Kushan President Healthy Food Co., Ltd (Note 4)	Juice, soft drinks	US 4,720	(Note 1)	–	–	–	–	100.00%	–	–	–
Santong (Qingdo) Food Industry Co., Ltd.	Animal feeds, livestock	US 12,000	(Note 1)	–	–	–	–	30.00%	–	RMB 24,831	–

B. The ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China by MOEAIC
$ 11,785,192(Note5)	$ 12,202,519(Note 6)	$ 9,742,001(Note 7)
(US$ 339,630.9)	(US$ 351,657.6)	

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) The financial statements are audited by the CPA of parent company in Taiwan.

(Note 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

(Note 4) In the preparatory stage, no remittance of capital.

(Note 5) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,547,590 at the exchange rate when approved by MOEA.

(Note 6) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,914,879 at the exchange rate when approved by MOEA.

(Note 7) The net worth of a company is above 10 billion: 5 billion apply to 40%, 5 billion ~10 billion apply to 30%, above 10 billion apply to 20%. Total amount is it's maximum.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 81,151

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2002
Nella Limited	Fuchou President Enterprises Co., Ltd.	$ 55,919
	Nanchang President Enterprises Co., Ltd.	50,309
	Chengdu President Enterprises Co., Ltd.	48,183
	Beijing President Enterprises Co., Ltd.	42,930
	Guangzhou President Enterprises Co., Ltd.	33,994
	Other	60,860
		$ 292,195

The terms of purchase were as the same as to other vendors.

(3) Accounts Receivable

The third area company	Name of investees in Mainland China	December 31, 2002
Nella Limited	Chengdu President Enterprises Food Co., Ltd.	$ 12, 723
	Kunshan President Enterprises Co., Ltd.	2, 154
	Zhangjiagang President Nisshin Food Co., Ltd.	1, 986
	Other	48
		$ 16, 911

(4) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars):None

(5) Other tradition items have significant effects on current gain or loss and financial condition:None.

Note 12. Financial information disclosures for different segments

1. Financial information disclosures for industry segments

(1) Information about the Company's operations in different industries in 2002 and 2001.

2002

	Industry-Feeds	Industry -Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 10, 457, 499	$ 25, 753, 470	$ —	$ 36, 210, 969
Intersegment sales	1, 128, 271	34, 375	(1, 162, 646)	—
Total revenues	$ 11, 585, 770	$ 25, 787, 845	($ 1, 162, 646)	$ 36, 210, 969
Operating profit	$ 264, 028	$ 1, 672, 760	$ —	$ 1, 936, 788
Equity in net income of subsidiaries				(1, 523, 080)
Interest expenses				(931, 361)
General corporate revenues				3, 048, 231
General corporate expenses				(841, 231)
Consolidated income from continuing operations before income tax				$ 1, 689, 347
Identifiable assets	$ 3, 620, 622	$ 10, 407, 210	$ —	$14, 027, 832
Long-term investments by equity				40, 602, 192
Corporate assets				13, 987, 427
Total assets				$68, 617, 451
Depreciation expense	$ 193, 604	$ 1, 164, 816		
Amortization expense	$ 16, 041	$ 74, 963		
Capital expenditure	$ 146, 637	$ 910, 221		

2001

	Industry-Feeds	Industry-Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 9, 725, 382	$ 25, 166, 441	$ —	$ 34, 891, 823
Intersegment sales	1, 048, 692	35, 594	(1, 084, 286)	—
Total revenues	$ 10, 774, 074	$ 25, 202, 035	($ 1, 084, 286)	$ 34, 891, 823
Operating profit	$ 186, 525	$ 1, 519, 016	$ —	$ 1, 705, 541
Equity in net income of subsidiaries				(1, 491, 284)
Interest expenses				(1, 215, 371)
General corporate revenues				5, 065, 739
General corporate expenses				(1, 023, 739)
Consolidated income from continuing operations before income tax				$ 3, 040, 886
Identifiable assets	$ 3, 499, 302	$ 10, 997, 026	$ —	$14, 496, 328
Long-term investments by equity				40, 588, 333
Corporate assets				17, 078, 367
Total assets				$72, 163, 028
Depreciation expense	$ 203, 359	$ 1, 178, 368		
Amortization expense	$ 8, 502	$ 58, 815		
Capital expenditure	$ 166, 499	$ 1, 115, 024		

(2) The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

(3) Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense.

The Company accounts for the intersegment purchases and intersegment sales in the same way as the revenue from broadcasting.

(4) The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

2. Financial Information on Geographic Areas: No foreign operation.

3. Information on Export Sales:

Export sales of the Company in 2002, 2001 constitutes less than 10% of the total revenues of 2002, 2001, respectively.

4. Information on Significant Customers:

In 2002 and 2001 customers constituted more than 10% of the Company's total revenue of 2002 and 2001 respectively were as follows:.

	2002		2001	
Name of customers	Amount	Percentage of net operating revenues	Amount	Percentage of net operating revenues
A Corp.	$ 4, 878, 071	14	$ 572, 332	2
B Corp.	4, 233, 571	12	3, 659, 928	11
	$ 9, 111, 642	26	$ 4, 232, 260	13

UNI-PRESIDENT ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2002 AND 2001

These English consolidated financial statements were translated from the consolidated financial statements originally prepared in Chinese.

REPORT OF INDEPENDENT ACCOUNTANTS

April 2, 2003
(03)P12D.30458

To Uni-President Enterprises Corp.

We have audited the accompanying consolidated balance sheets of Uni-President Enterprises Corp. and subsidiaries as of December 31, 2002 and 2001, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain non-consolidated entity, long-term investments accounted for under the equity method, which statements reflected total equity balance of $18,398,591,000 and $19,198,297,000 and total negative equity balance of $118,623,000 and $57,404,000 as of December 31, 2002 and 2001, respectively, and net investment income in the amount of $570,717,000 and $427,394,000 for the years then ended. These statements were audited by other auditors, whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to those amounts included for these long-term investments is based solely upon the reports of other auditors.

We conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 1 to the consolidated financial statements, the consolidated entities of Cayman President Holding Ltd. have changed as of December 31, 2002, accordingly, Cayman President Holding Ltd. restated its financial statements for the year ended December 31, 2001. Due to the above mentioned reasons, the Company restated its year 2001 financial statements.

As described in Note 3 to the consolidated financial statements, effective 2002, Uni-President Enterprises Corp. changed its method of accounting of certain inventory costs from the First in, first out method to the weighted average method. The net cumulative effect of the change in accounting principle amounted to $7,810,000 for the year ended December 31, 2002. Effective January 1, 2002, Uni-President Enterprises Corp. also adopted R.O.C. FAS No. 30 “Accounting for Treasury Stock” under which the parent company’s stock held by its subsidiaries are accounted for as treasury stock. As a result of this change in the method of accounting of treasury stock, net income was decreased by $126,998,000 for the year ended December 31, 2002.

PricewaterhouseCoopers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices utilized in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2002	2001
Current Assets		
Cash and cash equivalents	$ 2,119,698	$ 2,651,128
Short-term investments	2,516,494	6,064,305
Notes receivable	963,319	895,766
Accounts receivable – third parties	2,008,574	1,538,598
Accounts receivable – related parties	2,763,141	2,173,159
Other receivables – third parties)	582,126	1,571,210
Other receivables – related parties	702,731	689,111
Inventories	4,464,053	4,133,580
Prepayments	764,206	748,284
Other current assets	1,072,174	545,576
	17,956,516	21,010,717
Long-term investments	58,114,274	58,762,243
Allowance for excess of cost over market value of long-term investments	(45,472)	(156,270)
	58,068,802	58,605,973
Property, Plant and Equipment		
Cost:		
Land	4,160,753	4,158,884
Buildings	7,341,525	7,187,669
Machinery and equipment	14,051,684	13,487,273
Storage facilities	164,613	165,382
Electrical installations	799,566	757,033
Transportation equipment	557,241	567,100
Furniture and fixtures	2,420,014	2,496,856
Leased property	259,270	254,440
Leasehold improvements	143,266	140,754
Other equipment	4,361,894	3,898,315
Revaluation increment	2,440,336	2,457,076
Cost and revaluation	36,700,162	35,570,782
Less: Accumulated depreciation	(14,809,458)	(13,293,247)
Construction in progress and advances to suppliers	1,832,945	1,431,355
	23,723,649	23,708,890
Intangible Assets		
Trademarks	39,925	48,726
Deferred pension cost	381,723	414,738
Other intangible assets	779,287	748,207
	1,200,935	1,211,671
Other Assets		
Assets held for lease	721,860	1,013,137
Idle assets	692,158	474,226
Guaranteed deposits	167,828	117,518
Deferred expenses	355,314	393,495
Long-term receivables	21,945	40,846
Deferred income taxes	122,948	269,024
Other	514,085	461,725
	2,596,138	2,769,971
TOTAL ASSETS	$103,546,040	$107,307,222

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Short-term loans	$ 11, 497, 458	$ 10, 759, 468
Commercial papers payable	2, 219, 832	3, 118, 350
Notes payable	18, 117	20, 370
Accounts payable	3, 217, 969	2, 926, 500
Income tax payable	49, 302	80, 421
Accrued expenses	2, 538, 427	2, 487, 286
Other payables	1, 102, 411	2, 926, 607
Cash in advance	72, 184	81, 367
Current portion of long-term liabilities	3, 652, 191	1, 783, 343
Other current liabilities	538	32, 453
	24, 368, 429	24, 216, 165
Long-term liabilities		
Long-term loans	29, 141, 550	32, 864, 386
Long-term payables	169, 101	178, 201
	29, 310, 651	33, 042, 587
Other Reserves		
Provision for land-value incremental tax	1, 291, 803	1, 291, 803
Other Liabilities		
Provision for retirement plan	874, 759	575, 061
Customers' deposits	187, 628	144, 057
Other	6, 302, 763	6, 681, 319
	7, 365, 150	7, 400, 437
TOTAL LIABILITIES	62, 336, 033	65, 950, 992
Stockholders' Equity		
Common stock	34, 422, 458	33, 476, 572
Capital reserve		
Transaction in treasury Stock	125, 165	—
Asset revaluations	452, 131	452, 131
Gain on disposal of property, plant and equipment	—	10, 889
Donated capital	228	228
Long-term investments	418, 488	439, 806
Retained earnings		
Legal reserve	4, 518, 723	4, 216, 966
Special earnings reserve	168, 156	354, 622
Unappropriated earnings	1, 825, 958	3, 499, 252
Other adjustment to stockholders' equity		
Unrealized loss on long-term investments	(151, 953)	(163, 447)
Cumulative translation adjustment	(107, 858)	59, 364
Unrealized pension cost	(216, 695)	(8, 616)
Treasury stock	(244, 794)	(981, 537)
	41, 210, 007	41, 356, 230
Contingent Liabilities and Commitments		
Significant Subsequent Events		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$103, 546, 040	$107, 307, 222

The accompanying consolidated notes are an integral part of these consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002	2001
Operating Revenues		
Gross sales	$ 60,775,870	$ 58,097,069
Less: Sales returns	(351,336)	(380,326)
Sales allowance	(3,065,986)	(2,794,365)
Net sales	57,358,548	54,922,378
Other	3,534,788	2,443,205
	60,893,336	57,365,583
Operating Costs		
Cost of goods sold	(42,099,748)	(41,427,271)
Other	(3,240,637)	(1,868,151)
	(45,340,385)	(43,295,422)
Gross Profit	15,552,951	14,070,161
Operating Expenses		
Selling expenses	(11,191,232)	(10,089,021)
Administrative and general expenses	(3,275,823)	(3,364,478)
Research and development expenses	(293,611)	(285,499)
	(14,760,666)	(13,738,998)
Operating Income	792,285	331,163
Other Income		
Interest income	66,731	74,768
Income from investments	126,102	130,906
Gain on disposal of property, plant and equipment	20,120	15,120
Gain on sale of investments	2,202,975	4,655,741
Gain on foreign currency transactions	—	70,037
Rental income	377,169	463,380
Reversal of short-term decline market value	1,051,145	—
Others	1,374,031	1,509,300
	5,218,273	6,919,252
Other Expenses		
Interest expenses	(1,740,592)	(2,222,294)
Loss from investments	(1,764,054)	(1,068,303)
Loss on disposal of property, plant and equipment	(46,471)	(41,834)
Loss on inventory taking	(2,721)	(4,479)
Loss on foreign currency transactions	(93,830)	—
Loss on reduction and obsolescence of inventory in market value	(10,119)	(134,164)
Expenditure for issue of commercial papers	(9,350)	(13,968)
Shutdown loss	(101,857)	(41,082)
Others	(843,757)	(855,865)
	(4,612,751)	(4,381,694)
Income before income taxes and minority interests	1,397,807	2,868,721
Income tax expense	(271,813)	(95,829)
Income before extraordinary items and cumulative effect of changes in accounting principle	1,125,994	2,772,892
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603	(7,810)	—
Minority interests in subsidiaries' loss	390,576	240,868
Net Income	$ 1,508,760	$ 3,013,760

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002		2001	
	Before Tax	After Tax	Before Tax	After Tax
Basic Earnings Per Common Share				
Net income from continuing operations	$ 0.41	$ 0.33	$ 0.83	$ 0.81
Cumulative effect of changes in accounting principle	—	—	—	—
Minority interests in subsidiaries loss	0.12	0.12	0.07	0.07
Net Income	$ 0.53	$ 0.45	$ 0.90	$ 0.88
Pro forma amounts assuming that investments from subsidiaries are not treated as treasury stock:				
Net Income	$ 1,514,392	$1,635,758	$ 2,868,721	$ 3,013,760
Basic Earnings Per Common Share				
Net Income	$ 0.45	$ 0.48	$ 0.83	$ 0.88
Pro forma amounts assuming retroactive application of change in method of accounting for inventory cost				
Net Income	$ 1,397,807	$1,516,570	$ 2,858,308	$ 3,005,950
Basic Earnings Per Common Share				
Net Income	$ 0.41	$ 0.45	$ 0.83	$ 0.87

The accompanying consolidated notes are an integral part of the consolidated financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2001	Common Stock	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 158,399)	($ 252,294)	$ –	($ 1,504,180)	$ 39,492,719
Reversal of special earnings reserve	–	–	–	(242,267)	242,267	–	–	–	–	–
Distribution of net income of 2000 :										
Appropriation of legal reserve	–	–	338,542	–	(338,542)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	102,328	(102,328)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	(58,891)	–	–	–	–	(58,891)
Employees' bonuses	–	–	–	–	(117,782)	–	–	–	–	(117,782)
Payment of cash dividends	–	–	–	–	(1,894,900)	–	–	–	–	(1,894,900)
Issuance of stock dividends	1,831,738	–	–	–	(1,831,738)	–	–	–	–	–
Capital reserve transferred to common stock	63,163	(63,163)	–	–	–	–	–	–	–	–
Net income for 2001	–	–	–	–	3,013,760	–	–	–	–	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	77,545	–	–	–	–	–	–	–	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	–	1,315	–	–	(1,315)	–	–	–	–	–
Adjustment of capital reserve due to the disposal of subsidiaries' stock	–	(5,126)	–	–	5,126	–	–	–	–	–
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	133	–	–	–	–	–	–	–	133
Adjustment of unrealized loss market value decline of long-term equity investments	–	–	–	–	–	2,129	–	–	–	2,129
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(7,177)	–	–	–	(7,177)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(8,616)	–	(8,616)
Purchase of treasury stock	–	–	–	–	–	–	–	–	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	–	–	–	–	–	–	–	–	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retire of treasury stock	–	23,009	–	–	–	–	–	–	–	23,009
Cumulative translation adjustment	–	–	–	–	–	–	311,658	–	–	311,658
Treasury stock	–	–	–	–	–	–	–	–	608,702	608,702
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 163,447)	$ 59,364	($ 8,616)	($ 981,537)	$ 41,356,230

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2002	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2002	$ 33,476,572	$ 903,054	$ 4,216,966	$354,622	$ 3,499,252	($ 163,447)	$ 59,364	($ 8,616)	($ 981,537)	$ 41,356,230
Reversal of special earnings reserve	–	–	–	(252,293)	252,293	–	–	–	–	–
Distribution of net income of 2001 :										
Appropriation of legal reserve	–	–	301,757	–	(301,757)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	65,827	(65,827)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	(54,779)	–	–	–	–	(54,779)
Employees' bonuses	–	–	–	–	(164,337)	–	–	–	–	(164,337)
Payment of cash dividends	–	–	–	–	(2,005,192)	–	–	–	–	(2,005,192)
Issuance of stock dividends	1,002,596	–	–	–	(1,002,596)	–	–	–	–	–
Capital reserve – gained on disposal of property, plant and equipment transferred to unappropriated earnings	–	(10,889)	–	–	10,889	–	–	–	–	–
Adjustment of capital reserve due to the Company's disproportionate subscription to capital reserve gained on disposal of property, plant and equipment by subsidiaries transferred to unappropriated earnings	–	(149,252)	–	–	149,252	–	–	–	–	–
Net income for 2002	–	–	–	–	1,508,760	–	–	–	–	1,508,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	63,465	–	–	–	–	–	–	–	63,465
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	42,068	–	–	–	–	–	–	–	42,068
Unrecognized pension cost	–	–	–	–	–	–	–	(196,810)	–	(196,810)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(11,269)	–	(11,269)
Adjustment of unrealized loss on market value decline of long-term equity investments	–	–	–	–	–	110,798	–	–	–	110,798
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(99,304)	–	–	–	(99,304)
Retirement of treasury stock	(56,710)	(1,833)	–	–	–	–	–	–	58,543	–
Purchase of treasury stock	–	–	–	–	–	–	–	–	(178,004)	(178,004)
Adjustment due to the Company's proportionate subscription to the subsidiaries transact of treasury stock	–	21,619	–	–	–	–	–	–	(29,609)	(7,990)
Adjustment due to the Company's treatment of stock held by subsidiaries as treasury stock	–	–	–	–	–	–	–	–	(1,260,735)	(1,260,735)
Adjustment due to the Company's treatment of stock sold by the subsidiaries as sale of treasury stock	–	126,998	–	–	–	–	–	–	1,260,735	1,387,733
Adjustment due to the Company's proportionate subscription to the subsidiaries' conversions of convertible bonds	–	782	–	–	–	–	–	–	–	782
Cumulative translation adjustment	–	–	–	–	–	–	(167,222)	–	–	(167,222)
Treasure stock	–	–	–	–	–	–	–	–	885,813	885,813
Balance at December 31, 2002	$ 34,422,458	$ 996,012	$ 4,518,723	$ 168,156	$ 1,825,958	($ 151,953)	($ 107,858)	($ 216,695)	($ 244,794)	$ 41,210,007

The accompanying consolidated notes are an integral part of these consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSAND OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,508,760	$ 3,013,760
Minority interests in subsidiaries' loss	(390,576)	(240,868)
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for short-term investments decline in market value	—	345,068
Reversal of short-term decline market value valuation	(1,051,145)	—
Provision for doubtful accounts	100,225	86,162
Reversal of allowance for doubtful accounts	(69,264)	(28,254)
Loss on reduction and obsolescence of inventory in market value	10,119	134,164
Reversal of inventory obsolescence valuation	(5,569)	(7,491)
Equity in loss of subsidiaries	1,704,321	562,061
Perpetual loss of long-term investments accounted for under the cost method	45,026	167,989
Cash dividends from equity subsidiaries	957,967	915,316
Gain on sale of investments	(2,376,885)	(4,792,989)
Depreciation	2,541,455	2,247,842
Gain on disposal of property, plant and equipment, idle assets and other assets	(20,120)	(15,120)
Loss on disposal of property, plant and equipment, idle assets and other assets	46,471	41,834
Write-off of property, plant and equipment	—	2,139
Amortization	190,827	116,672
Amortization of excess between cost and book value acquired	1,012	1,012
Gain on foreign currency transactions	(10,868)	(5,419)
Changes in assets and liabilities		
Notes receivable	(73,148)	7,724
Accounts receivable – third parties	(526,237)	(137,182)
Accounts receivable – related parties	(589,982)	(253,232)
Other receivables – third parties	(71,333)	179,987
Other receivables – related parties	16,528	(40,597)
Inventories	(335,023)	821,638
Prepayments	(15,922)	(32,770)
Deferred income tax assets-current	(26,369)	(215,813)
Other current assets	(498,507)	(119,381)
Deferred pension cost	33,015	(414,738)
Long-term receivables	43,437	(10,711)
Deferred income tax assets-non-current	146,076	214,430
Notes payable	(2,253)	(198,199)
Accounts payable	291,469	317,348
Income tax payable	(31,119)	12,659
Accrued expenses	51,141	25,217
Other payables	(216,068)	306,559
Cash received in advance	(9,183)	(57,211)
Other current liabilities	(31,915)	32,453
Provision for retirement plan	102,888	473,543
Net cash provided by operating activities	1,439,251	3,455,602

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (Increase) in short-term investments	$ 3,800,801	($ 4,278,169)
(Increase) Decrease in other receivable – related parties	(30,148)	59,416
(Increase) Decrease in certificate of deposit-restricted	(1,722)	34,623
Cash purchase of long-term investments-subsidiaries	(4,062,453)	(1,971,695)
Cash purchase of long-term investments-non subsidiaries	(2,321,736)	(2,406,968)
Proceeds from sales of long-term investments-subsidiaries	105,747	689,781
Proceeds from sales of long-term investments-non subsidiaries	6,053,308	5,525,329
Proceeds due to the subsidiaries' capital reduction	46,160	750
Proceeds due to the subsidiaries' liquidation distribution	72,594	1,960
Cash purchase of property, plant and equipment, assets held for lease and other assets	(3,136,500)	(4,109,120)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	462,898	423,504
(Increase) Decrease in guaranteed deposits	(50,310)	904
Increase in trademarks, land occupancy right and deferred expenses	(174,925)	(155,467)
Decrease in employees' car loans	6,359	9,621
Increase in other assets-other	(8,474)	(11,636)
Net cash provided by (used in) investing activities	761,599	(6,187,167)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) in short-term loans	737,990	(588,572)
Decrease in commercial paper payable	(898,518)	(449,943)
Decrease of other payable – related parties	–	(909,490)
(Decrease) Increase in long-term loans	(1,854,323)	7,094,804
Increase (Decrease) in customers' deposits	43,571	(883)
Decrease in minority interests in subsidiaries	(17,346)	(22,226)
Decrease in other liabilities	(36,178)	(39,079)
Payments of directors' and supervisors' remuneration	(54,779)	(58,891)
Payments of employees' bonuses	(164,337)	(117,782)
Payments of cash dividends	(2,005,192)	(1,894,900)
Payments of treasury stock	(178,004)	(58,543)
Decrease in treasury stock	1,683,968	–
Net cash (used in) provided by financing activities	(2,743,148)	2,954,495
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	10,868	5,419
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(531,430)	228,349
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,651,128	2,422,779
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,119,698	$ 2,651,128
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 1,692,881	$ 2,133,257
2. Income taxes paid	$ 178,263	$ 89,544
3. Fair value of subsidiaries on the date of acquisition during the period:		
Uni-President Glass Industrial Co., Ltd.		
Cash	$ –	$ 5,256
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ –	$ 397,366
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	–	(5,256)
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ –	$ 392,110

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
4. Fair value of subsidiary on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ –	$ 22,047
Total proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 21,051
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	–	(11,244)
Proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 9,807
(2)Mech-President Corp.		
Cash	$ –	$ 38,277
Total proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 85,283
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	–	(18,105)
Proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 67,178
(3)Retail Support International Corp.		
Cash	$ –	$ 1,272
Total proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 237,180
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	–	(394)
Proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 236,786
(4)Uni – President Oven Bakery Corp.		
Cash	$ –	$ 16,617
Total proceeds from sale of Retail Support International Corp. (Based on 20% ownership)	$ –	$ 38,584
Less: Cash balance of Retail Support International Corp. (Based on 20% ownership)	–	(3,323)
Proceeds from sale of Retail Support International Corp. (Based on 20% ownership)	$ –	$ 35,261

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
Investing and financing activities with partial cash payment		
1.Purchase of long-term investments	$ 4,886,780	$ 5,876,072
Plus : Other payables, beginning of year	1,497,409	—
Less : Other payables, end of year	—	(1,497,409)
Cash purchase of long-term investments	$ 6,384,189	$ 4,378,663
2.Sales of long-term investments	$ 5,098,638	$ 7,275,527
Add : Other payables, beginning of year	1,060,417	—
Less : Other payables, end of year	—	(1,060,417)
Proceeds from sales of long-term investments	$ 6,159,055	$ 6,215,110
3.Purchase of property, plant and equipment, assets held for lease, and other assets	$ 3,017,016	$ 3,804,375
Plus : Other payables, beginning of year	223,536	516,483
Long-term payables, beginning of year	210,444	222,242
Less : Other payables, end of year	(112,817)	(223,536)
Long-term payables, end of year	(201,679)	(210,444)
Cash purchase of property, plant and equipment, assets held for lease, and other assets	$ 3,136,500	$ 4,109,120
Other activities with no cash flow effect		
1.Reversal of short-term investments transferred in allowance for treasury stock decline loss	($ 798,155)	$ 608,702
2.Long-term investments transferred to treasury stock	$ 1,260,735	$ —

The accompanying consolidated notes are an integral part of these consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003

UNI-PRESIDENT ENTERPRISES CORP.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL
STATEMENTS
AND REPORT OF INDEPENDENT
ACCOUNTANTS DECEMBER 31,2002

These English consolidated financial statements were translated from the consolidated financial statements originally prepared in Chinese.

ANNOUNCEMENT

We confirm, to the best of our knowledge and belief, the following representations:

1. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2002 were prepared in accordance with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report", the related decrees, and the generally accepted accounting principles in the Republic of China.

2. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2002 were prepared without omission of material information and do not include any false or misleading information.

Wu, Shiu Chi

Chairman

Uni-President Enterprises Corp.

April 2, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

April 2, 2003

(02). B P12D 30475

To the shareholders of Uni-President Enterprises Corp.

We have reviewed the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2002. Our review was made in accordance with "The Rules Governing Review of Affiliated Enterprises Consolidated Financial Statements". Our review is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole, accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above in order for them to be in conformity with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report" and the generally accepted accounting principles in the Republic of China.

PricewaterhouseCoopers

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	
Current Assets	
Cash and cash equivalents (Note 4(1))	$ 3,080,019
Short-term investments (Notes 4(2) and 6)	4,202,589
Notes receivable (Notes 4(3) and 5)	1,225,025
Accounts receivable – third parties (Note 4(4))	2,790,577
Accounts receivable – related parties (Note 5)	3,146,217
Other receivables – third parties (Notes 4(5) and 4(23))	1,147,033
Other receivables – related parties (Note 5)	699,583
Inventories (Notes 3 and 4(6))	9,307,947
Prepayments (Note 7)	1,916,392
Other current assets (Notes 4(23) and 6)	1,172,098
	28,687,480
Long-term investments (Notes 3, 4(7), 5 and 6)	47,726,759
Allowance for excess of cost over market value of long-term investments	(45,472)
	47,681,287
Property, Plant and Equipment (Notes 4(8), 5 and 6)	
Cost:	
Land	12,663,356
Buildings	15,659,668
Machinery and equipment	41,895,800
Storage facilities	164,613
Electrical installations	816,785
Research equipment	108,918
Transportation equipment	971,619
Furniture and fixtures	9,459,902
Pleasure equipment	217,758
Leased property	259,270
Leasehold improvement	3,686,163
Other equipment	7,992,411
Revaluation increment	3,216,342
Cost and revaluation	97,112,605
Less: Accumulated depreciation	(31,317,836)
Construction in progress and advance to suppliers	4,166,100
	69,960,869
Intangible Assets	
Trademarks (Note 4(11))	75,286
Copyright (Note 4(11))	17,600
Deferred pension cost (Note 4(17))	433,744
Other intangible assets (Note 4(11))	779,287
	1,305,917
Other Assets	
Assets held for lease (Notes 4 (9) and 6)	1,089,580
Idle assets (Notes 4 (10) and 6)	724,049
Guaranteed deposits (Notes 6 and 7)	2,809,589
Deferred expenses (Notes 4(11) and 7)	1,608,466
Long-term receivables (Notes 4(12) and 7)	693,607
Deferred income taxes (Note 4(23))	165,401
Other (Notes 4(8) and 6)	3,786,830
	10,877,522
TOTAL ASSETS	$158,513,075

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Short-term loans (Notes 4(13) and 6)	$ 13,703,070
Commercial paper payable (Notes 4(14) and 6)	5,058,758
Notes payable – third parties	1,179,368
Notes payable – related parties (Note 5)	551,703
Accounts payable (Note 5)	8,218,341
Income tax payable (Note 4(23))	426,772
Accrued expenses (Notes 5 and 7)	4,871,688
Other payables	2,657,920
Cash in advance	597,123
Current portion of long-term liabilities (Notes 4(8), 4(15), 4(16) and 6)	8,305,684
Other current liabilities	10,629
	45,581,056
Long-term Liabilities	
Bonds payable (Note 4(15))	1,200,000
Long-term loans (Notes 4(16) and 6)	42,641,435
Long-term payables (Note 4(8))	169,101
	44,010,536
Other Reserves	
Provision for land-value incremental tax (Note 4(8))	1,725,349
Other Liabilities	
Provision for retirement plan (Note 4(17))	1,484,231
Customers' deposits (Note 4(18))	2,895,072
Others (Note 4(7))	21,606,824
	25,986,127
TOTAL LIABILITIES	117,303,068
Stockholders' Equity	
Common stock (Notes 1 and 4(19))	34,422,458
Capital reserve (Notes 4(8) and 4(20))	
Transactions in treasury stock	125,165
Asset revaluations	452,131
Donated capital	228
Long-term investments	418,488
Retained earnings (Notes 4(19), 4(20) and 4 (21))	
Legal reserve	4,518,723
Special earnings reserve	168,156
Unappropriated earnings	1,825,958
Unrealized loss on long-term investments	(151,953)
Cumulative translation adjustment	(107,858)
Unrecognized pension cost	(216,695)
Treasury stock (Notes 3, 4(7) and 4(22))	(244,794)
TATAL STOCKHOLDERS' EQUITY	41,210,007
Contingent Liabilities and Commitments (Notes 5 and 7)	
Significant Subsequent Event (Note 9)	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$158,513,075

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the report of independent accountants dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

Operating Revenues (Note 5)	
Gross sales	$145, 735, 332
Less: Sales returns	(426, 062)
Sales allowance	(2, 841, 100)
Net sales	142, 468, 170
Other	6, 432, 121
	148, 900, 291
Operating Costs (Note 5)	
Cost of goods sold	(101, 482, 525)
Other	(4, 910, 916)
	(106, 393, 441)
Gross Profit	42, 506, 850
Operating Expenses (Note 5)	
Selling expenses	(32, 165, 492)
Administrative and general expenses	(6, 329, 061)
Research and development expenses	(301, 892)
	(38, 796, 445)
Operating Income	3, 710, 405
Other Income	
Interest income (Note 5)	106, 421
Income from investments	126, 102
Gain on disposal of property, plant and equipment	65, 489
Gain on sale of investments (Note 5)	928, 286
Rental income (Notes 4(9) and 5)	377, 662
Recovery of short – term investments decline in market value	1, 050, 589
Other (Note 5)	1, 911, 994
	4, 566, 543
Other Expenses	
Interest expenses (Notes 4 (8) and 4(18))	(2, 785, 858)
Loss from investments (Note 4(7))	(750, 884)
Loss on disposal of property, plant and equipment	(91, 694)
Loss on foreign currency transactions	(137, 937)
Loss on reduction and obsolescence of inventory to market	(15, 926)
Expenditure for issue of commercial papers	(9, 350)
Shutdown loss	(101, 857)
Other	(847, 598)
	(4, 741, 104)
Income before income taxes and minority interests	3, 535, 844
Income tax expenses (Note 4(23))	(847, 347)
Income before extraordinary items and cumulative effect of changes in accounting principle and minority interests	2, 688, 497
Cumulative effect of change in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4 (23))	(7, 810)
Minority interests in subsidiaries earnings	(1, 171, 927)
Net Income	$ 1, 508, 760

(continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	Before Tax	After Tax
Basic Earnings Per Common Share (in dollars) (Note 4 (24))		
Net income before minority interests	$ 1.04	$ 0.80
Cumulative effect of changes in accounting principle	—	—
Minority interests in subsidiaries earnings	(0.46)	(0.35)
Net Income	$ 0.58	$ 0.45
Pro forma amounts assuming that investments from subsidiaries are not treated as treasury stock : (in dollars)		
Net Income	$ 3,652,429	$ 1,635,758
Basic Earnings Per Common Share		
Net Income	$ 1.08	$ 0.48
Pro forma amounts assuming effect to retroactive application of change in method of accounting for inventory cost (in dollars)		
Net Income	$ 3,535,844	$ 1,516,570
Basicle Earnings Per Common Share		
Net Income	$ 1.05	$ 0.45

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the report of independent accountants dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN
DOLLARS, EXCEPT AS OTHERWISE INDICATED)
(NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

Note 1. HISTORY AND ORGANIZATION

1. Uni-President Enterprises Corp. (the "Company") was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with initial capital of $32,000. As of December 31, 2002, the paid-in capital was $34,422,458, divided into 3,442,246,000 shares of common stock with $10 (NT dollar) par value per share. The Company primarily engages in the manufacture, processing and sales of various soft drinks, foods, flour and animal feeds.

2. The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

3. Name of consolidated subsidiaries, their major business and percentage owned by the Company

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
President International Trade and Investment Corp.	Majority owned subsidiary	General investments	100.00% (Note 1)
Cayman President Holdings Ltd.	Majority owned subsidiary	General investments	100.00%
Uni – President Dream Parks Corp.	Majority owned subsidiary	Operators of selling foods、drinks and athletic materials; commercials、show and travel consultancy, etc.	100.00% (Note 1)
Nanlien Industrial Corp.	Majority owned subsidiary	General tradings	99.99% (Notes 2、6 and 7)
President Entertainment Corp.	Majority owned subsidiary	Operators of driving range 、hotel、grass skiing, etc.	61.80% (Notes 1 and 3)
President International Development Corp.	Majority owned subsidiary	Development and management of shopping malls	58.50% (Notes 2 ～ 6)
President Pharmaceutical Corp.	Majority owned subsidiary	Distributes pharmaceutical products	53.74% (Notes 1)

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
President Coffee Corp.	Directly or indirectly control over personnel matters, finances and operations	Operators of retails of foods and coffee beans; coffee shops and restaurants operating	45.00% (Notes 1 and 4)
President Chain Store Corp.	Assigned general manager	Operators of convenience stores and retails of foods, cans and household goods, etc.	44.59% (Notes 4 and 6)
Ton Yi Industrial Corp.	Assigned general manager	Manufacturing flat clod rolled steel plate, tin mill black plate, tinplate, printed tinplate and tin cans; and imports & exports of the machinery for tinplate and tin cans making	43.34% (Notes 5 and 6)
Tong – Jeng Development Corp.	Directly or indirectly control over personnel matters, finances and operations	Handling city land consolidation engineering, real estate investment consulting, etc.	42.86% (Notes 1、3 and 4)
Tung Ho Development Co., Ltd.	Directly or indirectly control over personnel matters, finances and operations	Operators of leisure club, restaurants and hotels	42.18% (Notes 1 and 7)
Mech-President Corp.	Directly or indirectly control over personnel matters, finances and operations	Manufacturing elevator and operators of filling station	20.00% (Note 4)
Uni-President Cold-Chain Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution of baking foods, cold foods and drinks	20.00% (Notes 2 and 4)
Retail Support International Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution, sorting, warehousing and sales of various canned foods	20.00% (Notes 2 and 4)

(Note 1) New consolidated affiliated enterprise.

(Note 2) As of December 31, 2002, 0.67% of President International Development Corp., 20.00% of Uni-President Cold-Chain Corp. and 20.00% of Retail Support International Corp. were owned by Nanlien Industrial Corp.

(Note 3) As of December 31, 2002, 38.20% of President Entertainment Corp., 42.86% of Tong – Jeng Development Corp. were owned by President International Development Corp.

(Note 4) As of December 31, 2002, 3.33% of President International Development Corp., 14.28% of Tong – Jeng Development Corp., 50.00% of President Coffee Corp., 60.00% of Uni-President Cold-Chain Corp., 25.00% of Retail Support International Corp. and 62.95% of Mech-President Corp. were owned by President Chain Store Corp.

(Note 5) As of December 31, 2002, Ton Yi Industrial Corp. owned 3.33% of President International Development Corp.

(Note 6) As of December 31, 2002, 0.23% 、1.39% and 0.21% of Ton Yi Industrial Corp. were owned by Nanlien Industrial Corp., President International Development Corp. and President Chain Store Corp., respectively. They were accounted for as short-term investment.

(Note 7) As of December 31, 2002, 0.15% of Tong Ho Development was owned by Nanlien Industrial Corp.. It was accounted for as short – term investment.

4. Non-consolidated affiliated enterprises

Name of subsidiaries	Percentage owned by the company	Reason for non-consolidation
Kai Nan Investment Co., Ltd.	100.00%	(Note 1)
Kai Yu Investment Co., Ltd.	100.00%	(Note 1)
President Global Corp.	100.00%	(Note 1)
Uni-President Glass Industrial Co., Ltd.	100.00%	(Note 1)
U-Chains Enterprises Corp.	100.00%	(Note 1)
Tone Sang Construction Corp.	100.00%	(Note 1)
President Baseball Team Corp.	100.00%	(Note 1)
President Digital Network Corp.	100.00%	(Note 1)
President Natural Industrial Corp.	74.85%	(Note 1)
Parabola Creative Inc.	60.00%	(Note 1)
President Organics Co.,	51.67% (Note 3)	(Note 1)
President Nisshin Corp.	51.00%	(Note 1)
Ton Yi Pharmaceutical Corp.	51.00%	(Note 1)
President Kikkoman Inc.	50.00%	(Note 1)
President Asia Enterprises Inc.	50.00% (Note 2)	(Note 1)

Name of subsidiaries	Percentage owned by the company	Reason for non-consolidation
AIM Service Uni-President Co., Ltd. (Note 2)	50.00%	(Note 1)
Uni-President Oven Bakery Corp.	40.00% (Note 3)	(Note 1)
President Packaging Ind. Corp.	24.72% (Note 3)	(Note 1)
President Tokyo Corp.	21.00%	(Note 1)
President Transnet Corp.	20.00% (Note 3)	(Note 1)
President Information Corp.	10.00% (Notes 3 and 4)	(Note 1)

(Note 1) Majority owned subsidiary's total assets and total operating revenues constitute less than 10% of the respective accounts of the Company.

(Note 2) As of December 31, 2002, 0.02% of President Asia Enterprises Corp. was owned by Cayman President Holding Ltd.

(Note 3) As of December 31, 2002, 31.67% of President Organics Co., 60.00% of Uni-President Oven Bakery Corp., 25.87% of President Packaging Ind. Corp., 80.00% of President Transnet Corp., and 54.17% of President Information Corp., were owned by President Chain Store Corp.

(Note 4) As of December 31, 2002, 2.08% and 2.50% of President Information Corp. were owned by President Organics Co., and Retail Support International Corp. , respectively.

5. Adjustment on different accounting period of affiliated enterprises: None.
6. Special operating risk on foreign affiliated enterprises: None.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of consolidation

The consolidated financial statements include all majority owned subsidiaries, except for subsidiaries with total assets and operating revenue constituting less than 10% of the Company's non-consolidated total assets and operation revenue. Irrespective of the above test, if the combined operating revenues and total assets of all such non-consolidated subsidiaries exceed 30% of the Company's non-consolidated total assets and operating revenue, then each individual subsidiary with total assets or operating revenue greater than 3% of the Company's respective non-consolidated total assets and operating revenue are consolidated.

The consolidated financial statements of the Company and affiliates were prepared in accordance with the Company Law No. 369-2, R.O.C. FAS No. 7 "Consolidated Financial Statements" and "Rules Governing Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report.", and all inter-company in transactions have been eliminated.

2. Foreign currency transactions and translation

The Company and its consolidated affiliated enterprises maintain their accounts in New Taiwan dollars, while the accounts of President International Trade and Investment Corp. and Cayman President Holding Ltd. are maintained in US dollars. Foreign currency transactions are measured and recorded in their regular functional currencies using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

3. Forward exchange contracts

The foreign currency forward contracts for hedging purposes are translated into New Taiwan dollars using the spot rate at the inception of the contract. The difference between the forward rate and the spot rate is amortized over the life of the contract. The foreign currency amounts of outstanding contracts are also translated into New Taiwan dollars at the rate of the exchange prevailing at the balance sheet date. Exchange gains or losses are included in current net income. Gains and losses on forward contracts to hedge foreign currency commitments are deferred until the underlying transaction is recorded, unless deferral would in a loss at a later period.

4. Cash equivalent

Cash equivalent includes security bonds, bankers' acceptances and commercial papers with maturity date of less than three months.

5. Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

6. Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collectibility of receivables according to the aging of accounts receivable and other factors.

7. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average method except for livestock which is based on the average cost less allowance for decline in value.

Market value for raw materials, raw materials in transit and supplies is based on the replacement cost, and market value for work in process, livestock in process, finished goods, merchandise and by-products, is determined on the basis of lower of replacement cost or net realizable value. The allowance for decline in value of livestock is amortized over the actual breeding and production periods. A provision is made for obsolete and slow moving inventories and is charged against current net income.

The consolidated affiliated enterprises adopt the same accounting principle for inventories as the Company except for the following companies.

Subsidiaries	Accounting Principle
President International Trade and Investment Corp.	First-in, First-out
President Entertainment Corp.	First-in, First-out
Retail Support International Corp.	First-in, First-out
Cayman President Holding Ltd. (except for the subsidiary Uni-President (Vietnam) Co., Ltd.)	First-in, First-out
President Chain Store Corp.	Retail method

8. Long-term investments

Investments in which the Company owns at least 20% of the voting rights of the investee Company are accounted for using the equity method unless there is evidence that the Company is unable to exercise significant influence over the investee Company's operational decision. The excess of the acquisition cost over the Company's share of the investee company net book value on the date of acquisition is capitalized and amortized over a period of five years.

Long-term investments in which the Company owns less than 20% of the subsidiaries' voting rights of the investee company, and in which the Company has no ability to exercise significant influence, are stated at the lower of cost or market value investment in listed companies and at cost for unlisted companies. The market value of listed companies is determined using the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under the stockholders' equity. However, when it becomes clear that there has been a permanent impairment in value of the investment the chance of recovery is uncertain, the loss on decline in market value is recognized in the current period.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which are accounted for using the equity method, are recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

9. Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for their intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is provided using the straight-line method over the estimated economic useful lives of the assets, plus one year residual value, Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are: buildings 2-55 years, other assets 2-40 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets is recorded as other income or loss. Prior to December 31, 2001, the gain after income tax is transferred to capital reserve in the current year. After December 31, 2001, such gains are recorded in unappropriated earnings.

Idle fixed assets are stated at the lower of book value or net realizable value and are reported as other assets. The excess of book value over net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

10. Intangible assets

Trademarks are stated at cost and amortized on the straight-line basis over the estimated useful life of 10-20 years. Copyrights are stated at cost and amortized on the each estimated frequency of broadcasts. Land occupancy right is stated at cost and amortized

on the straight-line basis over the contract period of 50 years.

11. Deferred expenses

(1) The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rent paid quarterly based on unit-of-production is recorded as current expense.

(2) The payments of the transfer and cooperation of technology about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over a period of 15 - 20 years.

(3) The payment of the land for constructing about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over 20 years.

(4) Gold member cards and horsemanship club member cards are amortized over 20 years or usable year.

(5) Other deferred expenses are depreciated or amortized over a period of 2-10 years.

12. Retirement plan and cost

The Company and its consolidated subsidiaries, (except for President International Trade and Investment Corp. and Cayman President Holding Ltd.) have their respective non-contributory and funded defined benefit retirement plan covering all regular employees. Monthly contribution is deposited into the respective independently administrated retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

The subsidiary, President International Trade and Investment Corp. and Cayman President Holdings Ltd., have no retirement plan because it is primarily served by its parent company. Accordingly, it doesn't deposit contribution.

13.Treasury Stock

The costs of treasury stock (common) acquired by the parent company and its subsidiaries are accounted for are as follows :

(1) Acquisition: shares purchased are based on cost and shares donated are based on fair value.

(2) Disposal: the excess of the proceeds from disposal over the book value, using weighted average method, any excess is recorded as additional Capital Reserve - Treasury Stock; however, if the book value of the treasury stock is higher than the proceeds from disposal, the excess is first charged against the Capital Reserve - Treasury Stock account; any excess is charged against Retained Earnings.

(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the excess is first charged against the Capital Reserve-Treasury Stock accounts; and the remainder is charged against Retained Earnings; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the creditied is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the Company's stocks held by the subsidiaries as treasury stock.

14. Income tax

Provision for income tax includes differed tax resulting from temporary differences and income tax credits, The tax effect of taxable temporary differences is recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits are recorded as deferred tax assets, A valuation allowance for deferred tax assets is provided where it is more likely considered that the tax benefit will not realized. Deferred tax assets or liabilities are classified into current or non-current items in accordance with the nature of the balance sheet account or the period is realization expected. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credit", whereby investment tax credits from the purchase of machinery and equipment, research expenditure, training expenditure and investment in stock are recognized as income tax adjustment in the period the tax credit.

The 10% additional tax expense on undistributed earnings paid by the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.) is recognized as expenses of the firm the resolution for distribution and/or retention of savings is approved at the annual stockholders' meeting.

15. Assets exchange and services exchange

Adopted R.O.C FAS No.1,"G.A.A.P", when different fixed assets exchange, the assets exchanged in should be debited in market value and recognized exchanged gain or loss. According to related regulations. The nonmoney-assets exchange transactions, the transferred market value of exchanged nonmoney-asset should be compared with the similar assets which traded in cash, market value, independent price, the estimated market value and reasonable evidences of exchanged assets or obtained services. The acquirement of fixed assets, other assets or the labour service, if selling member cards to trader to refund portion of cost, should credit entrance fee income and guarantee deposits or customers' deposits according to the accounting processing program. The assets or services obtained should be debit assets or expenses as market value in accordance with specific characters.

16. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

17. Revenues, costs and expenses

1.Sales revenues are recognized when the earning process is completed and payment is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

2.Tung Ho Development Co., Ltd. accounted the interest revenues of member guarantee deposits adopted Accounting Research and Development Fundation (86) JI MI ZI No. 001. debit as interest expenses, credit as service revenues. Payment of guarantee deposits to driving range were accounted the cost in regular interest rate that debit as service cost, credit as interest revenues.

3.Tung Ho Development Co., Ltd. inputed the free lodging coupon in it's par value as accrued basis when the member-to-be entered adopted Accounting Research and Development Fundation (86) JI MI ZI No. 214. when the member use the coupons, it was treated as the increasment of service revenue; the coupons have not used and became overdue, it should be reversed as decreasement of accrued expenses or reclassified as revenues.

3 CHANGE IN ACCOUNTING PRINCIPLE

1.Effective January 1, 2002, the Company changed the method of computing inventory costs from the first in-first method (FIFO) method to the weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. The net cumulative effect of this change in accounting principle amounted to $7,810 was included in net income for the year ended December 31, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the Company's stock held by the subsidiaries as treasury stock. As a result of this change in accounting principle, net income for the year ended December 31, 2002 decreased by $126,998.

Note 4 DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENTS

	December 31, 2002
Cash:	
Cash on hand	$ 254,593
Checking deposits	65,323
Demand deposits	2,423,962
Time deposits	311,075
	3,054,953
Cash equivalents:	
Commercial paper	25,066
	$ 3,080,019

2. SHORT-TERM INVESTMENTS

	December 31, 2002
Mutual funds	$ 3,170,193
Common stocks of listed companies	1,214,233
Convertible bonds	117,838
	4,502,264
Less: Valuation allowance	(299,675)
	$ 4,202,589

3. NOTES RECEIVABLE

	December 31, 2002
Notes receivable	$ 1,311,615
Less: Allowance for doubtful notes receivable	(86,590)
	$ 1,225,025

4. ACCOUNTS RECEIVABLE — THIRD PARTIES

	December 31, 2002
Accounts receivable	$ 3,049,849
Less: Allowance for doubtful accounts receivable	(259,272)
	$ 2,790,577

5. OTHER RECEIVABLES — THIRD PARTIES

	December 31, 2002
Other receivables	$ 1,176,693
Less: Allowance for doubtful other receivables	(29,660)
	$ 1,147,033

6. INVENTORIES

	December 31, 2002
Merchandise	$ 3,906,860
Merchandise in transit	1,418
Raw materials	2,147,022
Raw materials in transit	643,412
Supplies	525,981
Work in process	493,731
Livestock in process	12,495
Finished goods	1,853,710
Livestock	25,509
Less: Allowance for decline in value of livestock	(11,801)
By-products	892
	9,599,229
Less: Allowance for price decline and obsolescence in inventories	(291,282)
	$ 9,307,947

7. LONG-TERM INVESTMENTS

(1) Debit balance of long-term investments

Name of subsidiaries	December 31, 2002 Amount	Percentage owned
Accounted for under the equity method:		
President (BVI) International Investment Holdings Ltd. (Note)	$ 5,338,103	100.00
President Life Sciences Co. Ltd. (Note)	1,353,464	100.00
President Chain Store (BVI) Holdings Ltd. (Note)	1,289,342	100.00
Presicarre Corp.	4,165,475	30.50
Tonpal Optoelectronics Inc.	6,991,491	29.40
President Securities Corp.	4,231,403	28.96
Others (less than 2%) (Note)	13,665,839	20.00~100.00
	37,035,117	
Accounted for under the cost method :		
New Century Info-Comm. Co., Ltd.	4,224,000	9.85
Others (less than 2%)	6,467,642	0.01~19.00
	10,691,642	
	47,726,759	
Less: Allowance for excess of cost over market value of long-term investments	(45,472)	
	$ 47,681,287	

(2) Credit balance of long-term investments (classified as other liabilities–other)

Name of subsidiaries	December 31, 2002 Amount	Percentage owned
Accounted for under the equity method		
Cayman Ton Yi Industrial Holdings Ltd. (Note)	$ 715,950	100.00
Others (less than 10%) (Note)	122,948	20.00~100.00
	$ 838,898	

(Note) The subsidiaries did not meet the maximum criteria for consolidation(Refer to Notes 2.(1)).

(3)The long-term investment loss accounted for under the equity method was based on the audited financial statements of the subsidiaries was $691,227 in 2002.

(4)The perpetual loss of long term investments amounted to $81,676 in 2002 which was recognized under the cost method.

(5)As of December 31, 2002, President Securities Corp. purchased treasury stock (in thousand shares) as follows:

A. The changes in treasury stock in 2002.

	Beginning balance	Addition	Deduction	Ending balance
Employees ownership	14,472	–	–	14,472
Maintaining stockholders' equity	–	42,978	(42,978)	–
	14,472	42,978	(42,978)	14,472

B. According to the R.O.C. Securities Exchange Law, the total number of shares of treasury stock should not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock should not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002, the balance the cost of treasury stock purchased and then retired by President Securities Corp. amounted to $132,412. The Company's recognized the treasury stock cost was $38,607 based on the Company's equity ownership in President Securities Corp..

C. In accordance with the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

D. According to the R.O.C. Securities Exchange law, treasury stock acquired for maintaining the credit rating of the Company and shareholders' equity must be retired within six months of acquisition.

(6) As of December 31, 2002, Tonpal Optoelectronics Inc. purchased treasury stock (in thousand shares) as follows:

A. The changes in treasury stock in 2002.

Unit：In thousands of shares

Purpose of acquisition	Beginning balance	Addition	Deduction	Ending balance
Employees ownership	–	27,038	(11,144)	15,894

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock may not exceed 5% of the total shares of common stock issued by the Company and the amount of treasury stock may not exceed the total amount of additional the paid-in capital, retained earnings and realized capital reserve. As of December 31, 2002, the balance of the cost of treasury stocks purchased and then sold to employees by Tonpal Optoelectronics Inc. amounted to $156,751. The Company recognized the treasury stock cost of $15,220, as of December 31, 2002 based on its equity ownership in Tonpal Optoelectronics Inc.

(7) As of December 31, 2002 E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stock of Eagle Cold Storage Enterprise Co. amounting to $34,698 (4,123,000 shares). In accordance with R.O.C. FAS NO. 30 "Accounting for Treasury Stock", Eagle Cold Storage Enterprise Co. treated the stock which was held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963, based on its equity ownership in Eagle Cold Storage Enterprise Co..

(8) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries of the Company owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 in NT dollars and $23.77 in NT dollars, per share, respectively. In accordance with R.O.C. FAS NO. 30 "Accounting for Treasury Stock", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 in NT dollars per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In 2002, Kai Yu Investment Co., Ltd. and President International Development Corp. sold the Company's common stock, at the average price of $13.36 in NT dollars and $13.51 in NT dollars per share, respectively. As of December 31, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., did not hold any of the Company's common stock.

8. PROPERTY, PLANT AND EQUIPMENT

(1)As of December 31, 2002, revaluation and accumulated depreciation of fixed asset are listed as follows:

	December 31,2002	
Assets	Revaluation	Accumulated depreciation
Land	$ 2, 979, 334	$ —
Buildings	138, 769	3, 750, 859
Machinery and equipment	61, 991	15, 112, 618
Electrical installations	8, 342	495, 903
Research equipment	—	57, 156
Transportation equipment	1, 178	463, 147
Furniture and fixtures	293	5, 701, 829
Pleasure equipment	—	94, 347
Leased property	—	97, 216
Leasehold improvements	—	1, 910, 215
Other equipment	26, 435	3, 634, 546
	$ 3, 216, 342	$ 31, 317, 836

(2)In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to the capital reserve was as $1,984,813. The balance of capital reserve-assets revaluation was $452,131 as of December 31, 2002.

(3)In the years 1974, 1980, 1985, and 1998, Ton Yi Industrial Corp., a subsidiary, revalued certain property, plant and equipment in accordance with regulations for the Revaluation of Assets in the Republic of China. The balance of capital reserve-assets revaluation was $302,830 as of December 31,2002.

(4)The balance of provision for land-value incremental tax on December 31, 2002 was $1,725,349.

(5)Interest expenses before capitalization for the year ended December 31, 2002 was $3,143,878. Interest capitalized totaled $358,020, with interest rates ranged 3.75%～5.90% in 2002.

(6)The country club of Tung Ho Development Corp. had closed because of the 921 earthquake in 1999 and reclassified to other assets, $70,030 because of expecting to dispose the land. Tung Ho Development Corp. purchased Da-Pu countryside of Jiayi amount 56 pieces of land from Tsai Xu Tang in 2000. After the resolution of the Board of Directors, the company expected to dispose of the land. However, the transaction of disposal had not completed. The company sold member cards to pay portion of land were $103,680 as membership fee which pay portion of land were $103,680 as membership fee which must be deferred to recognize while the land have been sold. (The deferred revenues should be classified the reduction). As of December 31, 2002, the book value of land was $176,320 (the total amount of contract $280,000 reduce deferred revenue $103,680).

(7)As of December 31, 2002, the Company has purchased land in the amount of $1,029,236 for expansion of plant facilities. The certain agriculture land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company obtained the land deeds and other ownership documents.

(8)Leased property

The terms of the major leased properties are summarized below:

A. Upon the expiration of the lease contract, the title of the leased properties accounted for under capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240,904	8.1997-7.2012 180 equal monthly installments
Buildings	13,536	1.1998-8.2005 92 equal monthly installments
Transportation equipment	4,830	5.2002-4.2007 60 equal monthly installments
	$ 259,270	

B. As of December 31, 2002, total amount of rental payments and their present value are listed as follows:

Year of maturity	Present value of rental payments	Total rental payments
2003	$ 32,578	$ 35,381
2004	30,347	36,012
2005	26,744	34,947
2006	22,840	32,659
2007	20,238	31,238
2008 and thereafter	68,932	141,847
	201,679	$ 312,084
Less: Liabilities under capital lease within one year	(32,578)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 169,101	

9. ASSETS HELD FOR LEASE

	Cost			Accumulated depreciation			
December 31, 2002	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 273,456	$ 215,383	$ 488,839	$ —	$ —	$ —	$ 488,839
Buildings	737,851	14,075	751,926	(213,582)	(12,616)	(226,198)	525,728
Machinery and equipment	18,802	—	18,802	(16,779)	—	(16,779)	2,023
Electrical installations	30,172	—	30,172	(22,160)	—	(22,160)	8,012
Furniture and fixtures	3,709	—	3,709	(2,785)	—	(2,785)	924
Other equipment	185,665	4,299	189,964	(121,613)	(4,297)	(125,910)	64,054
	$1,249,655	$ 233,757	$1,483,412	($ 376,919)	($ 16,913)	($ 393,832)	$ 1,089,580

(1) Rental revenues in 2002 was $101,635.

(2) The Company and its consolidated affiliated enterprises revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(8) PROPERTY, PLANT AND EQUIPMENT.

10. IDLE ASSETS

December 31, 2002	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 212,696	$ 35,284	$ 247,980	$ —	$ —	$ —	$ 247,980
Buildings	235,508	10,296	245,804	(168,218)	(10,168)	(178,386)	67,418
Machinery and equipment	912,743	1,175	913,918	(513,635)	(1,175)	(514,810)	399,108
Electrical installations	10,898	352	11,250	(10,645)	(352)	(10,997)	253
Furniture and fixtures	4,639	—	4,639	(4,536)	—	(4,536)	103
Other equipment	89,733	4,366	94,099	(75,096)	(4,366)	(79,462)	14,637
	$1,466,217	$ 51,473	$1,517,690	($ 772,130)	($ 16,061)	($ 788,191)	729,499
Less: Allowance for valuation loss							(5,450)
							$ 724,049

(1) The Company and its consolidated affiliated enterprises revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(8). PROPERTY, PLANT AND EQUIPMENT.

(2) Nanlien International Corp. has obtained the title for the land with cost of $84,842. However, certain buildings on the land were acquired through auction, accordingly Nanlien International Corp. has not been able to use the land as of the reporting date. Nanlien International Corp. has filed a suit to remove the buildings on the land. But Nanlien international Corp. has lawsuitted by rules. It's sure that Nanlien International Corp. can claim $189 of rental income after second judgement. Nanlien International Corp. has applicated lawsuit because claim amount of judgement is too less. It has not estimated the rental income based on conservative principle.

11. INTANGIBLE ASSETS AND DEFERRED EXPENSES
(Deferred pension cost excluded)

	2002
Beginning balance	$ 1,868,805
Additions	896,016
Decreases	(619)
Amortization and depreciation	(283,563)
Ending balance	$ 2,480,639

(1)The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over twelve years, the estimated economic lives of the packing machines. Additional quarterly rental payments and was payments based on units-of-production are charged as expense is current periods.

(2)The decreases during the period represents discount of computer software.

12. LONG-TERM RECEIVABLES

	December 31, 2002
Long - term notes receivable	$ 5,135
Long - term accounts receivable	675,589
Employee car loans	21,299
Less: Allowance for doubtful accounts	(8,416)
	$ 693,607

13. SHORT-TERM LOANS

	December 31, 2002	Collateral or Security
Unsecured bank loans	$ 12,756,070	—
Secured bank loans	947,000	Short-term investments, commercial paper certificate of deposit -restricted, land, buildings and machinery and equipment
	$ 13,703,070	
Range of interest rates	0.50%~5.04%	

14. COMMERCIAL PAPER PAYABLE

		December 31, 2002	Collateral or security
Commercial paper payable	$	5,076,600	Short – term investments, commercial paper, long – term investment, land and buildings
Less: Prepaid interest	(	17,842)	
	$	5,058,758	
Range of interest rates		1.31%~5.50%	

15. BONDS PAYABLE

		December 31, 2002
Secured bonds payable	$	1,700,000
Less: Current portion of bonds payable	(	500,000)
	$	1,200,000

(1) President Chain Store Corp., issued five-year secured domestic bonds amounting to $700,000 on January 16, 2002. The interests of bonds are repayable in installments every year on the coupon rate of 2.80%. The bonds is repayable on the maturity day.

(2) On July 14 and July 27, 1999, Ton-Yi Industrial Corp. issued three-year, four-year and five year secured domestic bonds totaling $1,200,000 and $300,000, respectively, and coupon rates of 5.85% through 6.14% and 5.85% through 6.2%, respectively. The three-year bonds, four-year bonds and five-year bonds are repayable upon the maturity of the bonds. The interest expenses are payable annually. As of December 31, 2002, the current portion of bonds payable are $500,000.

16. LONG-TERM LOANS

	December 31, 2002	Collateral or security
Unsecured bank loan (Note)	$ 27,367,571	—
Secured bank loan	17,663,294	Short-term investment, long-term investment, land, building, machinery and equipment, furniture and fixtures, other equipment, construction in progress and other assets
Note issuance facilities	5,409,190	Long-term investment, land and building
	50,440,055	
Less: Prepaid interest	(25,514)	
Current portion of long-term loans	(7,773,106)	
	$ 42,641,435	
Range of maturity dates	02.12.2003～03.15.2010	
Range of interest rates	0%～7.10%	

Note: Including interest-free loans $154,230 that Mech-President Corp., borrowed from Chinese Petroleum Corporation in accordance with the contract.

17. RETIREMENT PLAN

(1) In accordance with the retirement plan of the Company, and its consolidated subsidiaries (except for President International Trade and Investment Corp. and Cayman President Holding Ltd.), an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) has rendered more than 25 years of service, or (iii) has reached the age of 60, or (iv) is incapacitated and unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement.

(2) The contributions to the independent retirement trust fund were $111,650 for 2002. As of December 31 2002, the retirement fund balance with the Central Trust of China was $1,851,215.

(3) The net periodic pension cost, of the Company and its consolidated subsidiaries (except for President International Trade and Investment Corp., Cayman President Holding Ltd. Uni-President dream Parks Corp., President Pharmaceutical Corp., President Coffee Corp., and Tong-Jeng Development Corp.) for the period ended December 31, 2002 are as follows:

	2002
Service cost	$ 212, 315
Interest cost	181, 211
Expected return on plan assets	16, 539
Amortization of the obligation at transition	(88, 930)
Amortization of the unrecognized prior service cost	23, 262
Amortization of unrecognized plan assets losses	32, 072
Net periodic pension cost	$ 376, 469

(4) The Company and its consolidated subsidiaries (except for President International Trade and Investment Corp. Cayman President Holding Ltd., Uni-President Dream Parks Corp., President Pharmaceutical Corp., President Coffee Corp. and Tong-Jeng Development Corp.,) adopted FAS No. 18 "Accounting for Pension Plan" of the R.O.C. The assumptions used to measure the funded status of the various retirement plans are as follows:

	2002
Discount rate	3. 75%～4. 00%
Rate of increase in compensation levels	2. 00%～4. 00%
Expected return on plan assets	2. 50%～3. 75%

(5) The funded status of the plans for 2002 was as follows: (Note)

2002	
Benefit obligation:	
Vested benefit obligation	($ 1,199,045)
Non-vested benefit obligation	(2,249,700)
Accumulated benefit obligation	(3,448,745)
Additional benefit based on future salaries	(1,232,937)
Projected benefit obligation	(4,681,682)
Plan assets at fair value	2,289,376
Plan funded status	(2,392,306)
Unrecognized prior service cost	233,370
Unrecognized net transition obligation	175,378
Unrealized plan asset loss	1,011,086
Additional liability	(101,560)
Accrued pension cost	($ 1,074,032)
Minimum liability	($ 1,187,047)
Vested benefit	$ 1,452,814

Note: The Company's consolidated subsidiaries funded status of the plan for 2002 was measured on December 31, 2002, except for the parent Company and Retail Support International Corp. which was measured on November 30, 2002.

18. GUARANTEE DEPOSITS

	December 31, 2002
Member deposits	$ 1,726,888
Contributions deposits	92,995
Other	1,075,189
	$ 2,895,072

(1) Security deposits for membership were paid according to the contract when the member joins the club; interests earned from contribution deposits were used to offset the annual fee and monthly fee.

(2) Unpaid interest expenses of membership deposits and contributions deposits were $133,417 in 2002. calculated using Accounting Research and Development Fundation (86) Ji Mi Zi No.214.

19. COMMON STOCK

(1) The Company retired 5,671,000 shares of treasury stock on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stocks, the total paid-in capital was $33,419,862, consisted of 3,341,986,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital amounted to $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

20. CAPITAL RESERVE

(1) According to the R.O.C. Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

21. RETAINED EARNINGS

(1) According to the ROC Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the R.O.C. Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, 50% to 100% of the accumulated unappropriated retained earnings is appropriated as stockholders' dividends 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of April 2, 2003, the Company has not yet held the board of directors meeting to discuss the proposal for distribution of the earnings for fiscal year 2002. The related information will be available from the Market Observation Post System website of Taiwan Stock Exchange Corporation once the resolution is approved by the board of directors and shareholders. The information on the distribution of 2001 earnings in accordance with the resolution adopted by the Board of Director and approved in the stockholders' meetings is as follows:

		Approved in the stockholders' meeting
A.Distribution:		
(i) Employees' cash bonuses	$	164, 337
(ii) Employees' stock bonuses		—
(iii) Directors' and supervisors' remuneration		54, 779
B.Information about earnings per share (in dollars)		
(i) Original EPS (Note 1)		0. 90
(ii) Imputed EPS (Note 2)		0. 84

(Note 1) The original EPS was not retroactively adjusted in accordance with the issuance of capitalization of earnings and employees' bonuses.

(Note 2) Imputed EPS = (net income – employees' bonuses – Directors' and supervisors' remuneration)/weighted average number of shares outstanding for 2001.

(4) As of December 31, 2002, the balance of unappropriated earnings was as follows:

		2002
(A) Unappropriated earnings before 1997	$	157, 057
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance		1, 508, 760
B: 10% income tax paid balance		160, 141
	$	1, 825, 958

(5) As of December 31, 2002, the imputation tax credit account balance amounted to $740. The Company distributed 2001 net income as dividends in accordance with the resolution adopted at the stockholders' meeting on June 28, 2002, and the date of dividends distribution was August 23, 2002: The tax credit ratio was 19.08%. As of December 31, 2002, the estimated tax credit ratio was 0.04%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual tax credit ratio for the distribution of 2002 net income will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(6) According to ROC SFC Ruling, the debit balance of $476,506 of stockholders' equity as of December 31, 2002, should be appropriated as special earnings reserve and not be distributed.

22. TREASURY STOCK

The changes in treasury stock purchased by the Company in 2002 was as follows:

Unit：In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	5, 671	17, 859	(5, 671)	17, 859

(A) According to the R.O.C. Securities Exchange Law, the percentage of the number of shares of treasury stock shall not exceed 10% of the total shares of common stocks issued by the Company and the total amount of treasury stock shall not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002, the balance of the cost of treasury stock purchased and then retired amounted to $178,004.

(B) According to the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

(C) According to the R.O.C. Securities Exchange Law, the treasury stock acquired for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

23.DEFERRED INCOME TAX AND INCOME TAX EXPENSE

(1) Adjustments for corporate income tax expense and income tax payable (income tax refund) are as follows:

	2002
Corporate income tax expense before cumulative effect of changes in accounting principle	$ 473,539
10% additional income tax on unappropriated earnings	373,808
	847,347
Income tax dut to cumulative effect of changes in accounting principle	(2,603)
Corporate income tax expense	844,744
Net change amount for deferred income tax liabilities	22,395
Income tax on separately taxed income	(2,418)
Under provision of prior years' income taxes	(1,981)
Prepaid and income taxes withheld	(436,404)
Net income tax payable	$ 426,336

(Note):Income tax payable	$ 426,772
Income tax refund	(436)
Net income tax payable	$ 426,336

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards tax credit and investment tax credits were as follows:

	December 31, 2002	
	Amount	Tax effect
CURRENT ITEMS:		
Temporary differences		
Bad debt expenses	$ 219,522	$ 54,881
Unrealized inventory decline and obsolescence loss	240,000	60,000
Expenses (revenues) carried forward	(142,896)	(35,724)
Unrealized gain or loss on foreign currency transaction	117,091	29,273
Pension cost	67,081	16,770
Other	20,214	5,054
Loss carryforwards	770,189	192,548
Investment tax credits	—	204,833
Valuation allowance	—	(155,010)
		$ 372,625
NON-CURRENT ITEMS:		
Temporary differences		
Expenses (revenues) carried forward	($ 176,696)	($ 44,174)
Depreciation expenses	(2,362,240)	(590,560)
Investment income or loss	1,727,975	431,994
Pension cost	299,564	74,891
Other	3,639	910
Loss carryforwards	1,622,552	405,638
Investment tax credits	—	155,399
Valuation allowance	—	(268,697)
		$ 165,401

(3) As of December 31, 2002, the balance of unused credits from loss carryforwards was to $598,186, which will expire between 2003 and 2007.

(4) As of December 31, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure and expenditure on the development of international trademark were $360,232, and will expire between 2003 and 2005.

(5) The Company's income tax returns for the years through 1999 have been assessed by the Tax Authority. As of April 2, 2003, there were no disputes between the Company and the Tax Authority.

24. BASIC EARNINGS PER COMMON SHARE (EPS)

	2002				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$3, 525, 431	$ 1, 508, 760	$ 3, 374, 846	$ 1. 04	$ 0. 45

25. FOREIGN EXCHANGE REMITTANCE RIGHT

The foreign shareholders of Retail Support International Corp. can remit dividends after paying the relevant tax and the original investments.

Note 5. RELATED-PARTY TRANSACTIONS

1. Related parties and their relationship with the Company

Name of Related Parties	Relationship with the Company
President Nisshin Corp.	Subsidiary accounted under the equity method
President Kikkoman, Inc.	Subsidiary accounted under the equity method
TTET Union Corp.	Subsidiary accounted under the equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted under the equity method
President Information Corp.	Subsidiary accounted under the equity method
Prince Housing Development Corp.	The Company represented on board of directors of Prince Housing Development Corp.
Gao Qing Yuan	Vice-president
RFM President Land Corporation	A subsidiary of Cayman President Holding Ltd. (accounted under the equity method)
Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted under the equity method)
Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Nella Limited.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tong Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tung-Tse Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Lien Lu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Shi Hua Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
G-Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Shou Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)

Name of Related Parties	Relationship with the Company
Tong Cheng Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Yu Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Li Development Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Starbucks Coffee International, Inc.	A director of the subsidiary President Coffee Corp.
Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted under the equity method)
President Chain Stort (BVI) Holdings Ltd.	A subsidiary of President Chain Store Corp. (accounted under the equity method)
President Engineering Technology Corp.	A subsidiary of President Chain Store Corp. (accounted under the equity method)
Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted under the equity method)
Toyota-Tsusho Corp.	A director of Ton Yi Industrial Corp.
Shanghai President Machine Co., Ltd.	A subsidiary of Mech-President Co., (accounted under the equity method)
President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted under the equity method)
Retail Support Taiwan Corp.	A subsidiary of Retail Support International Corp. (accounted under the equity method)

2. Transactions with related parties:

(1) Purchases

		2002
Toyota-Tsusho Corp.	$	2, 867, 407
Other (less than 10%)		6, 710, 557
	$	9, 577, 964

The terms of purchases and payments of the Company (due within one month) for the related parties were the same as for regular suppliers except for the following companies:

a. TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.

b. President Nisshin Corp. pays its account within 15 days.

The purchase terms of the subsidiaries from the related parties were the same as for other clients, except for the followings;
All President Chain Store Corp's purchases from the related parties are at regular prices, except for Wisdom Distribution Service Corp. In addition, the terms for volume discounts and delivery subsidies are the same as other suppliers. All payment terms for related parties are at regular terms. The terms and conditions for purchases and delivery from Retail Support Taiwan Corp., and Wisdom Distribution Service Corp. were based on the contract. Under the agreement, all the merchandises and retail items except tax-free goods, purchased by the subsidiaries are delivered. The costs for goods purchased are based on cost plus basis.

Except for Toyota-Tsusho Corp., the purchase terms of Ton Yi Industrial Corp. from the related parties were the same as for other clients. The terms and conditions for purchase from Toyota-Tsusho Corp., were 180 days of letters of credit.

(2) Sales

		2002
Tung Ang Enterprises Corp.	$	5, 165, 907
Cayman Ton Yi Industrial Holdings Ltd.		3, 439, 198
Other (less than 10%)		14, 676, 297
	$	23, 281, 402

a. The terms of collection period for the year ended December 31, 2002 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sales for foodstuff and animal feed product and 10-15 days after sales of soybean products, except that the collection period is two months for sales to the corporations of outlet channels one month for sales to the corporations that operate both in outlet channels and traditional channels two weeks for sales to the corporations of traditional channels 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month ; Tung Ang Enterprises Corp. closes it's accounts with 10 days after month end and remits in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days from the end of each month; President Chain Store Corp. closes it's accounts 30 days from the end of each month. Except for the collection periods mentioned above, other terms of sales were the same to related and third parties.

b. The sales terms of the subsidiaries from the related parties were the same as for other clients, except for the followings:

(i)The sales terms of Uni-President Dream Parks Corp. were identical for all clients except the collection period for Tung Ang Enterprise Corp. is 40-50 days after previous months.

(ii)The sales terms of Nanlien International Corp. were identical all clients except the collection period for Lien Lu Enterprise Corp. within 90 days after previous months.

(iii)President Entertainment Corp. sales to related parties must be priced 5% higher than cost, the payments must be made within 30 days after sales.

(iv)The sales terms of Ton Yi Industrial Corp. made to related parties were identical for all customers except for the regular 43 days collection period to subsidiaries in China.

(3) Purchase of long-term investment

	2002
President Chain Store (BVI) Holdings Ltd.	$ 135, 642

President Chain Store Corp. purchased 2,400,000 shares of common stocks of Digital United Inc. at negotiated price .

(4) Sale of investments

	2002		
	Selling price	Book value	Gain(Loss)
Tong Yu Investment Corp.	$ 259, 875	$ 260, 655	($ 780)
Tong Shou Investment Corp.	139, 814	139, 814	—
Tong Cheng Investment Corp.	111, 300	111, 300	—
Shi Hua Enterprises Corp.	22, 746	22, 117	629
	$ 533, 735	$ 533, 886	($ 151)

(A)Nanlien International Corp. sold 2,200,000 shares of Chi Fu Enterprises Corp. to Shi-Hua Enterprises Corp at negotiated price in 2002.

(B)President International Development Corp. sold 10,000,000 shares of Topal Optoelectornics Inc.; 735,000 shares of Emerging Display Technologies; 1,100,000 shares of south Epitaxy Corp.; to Tong Shou Investment Corp. in 2002; sold 22,500,000 and 10,000,000 shares of Topal Optoelectornic Inc. to Tong Yu Investment Corp. and Tong Cheng Investment, respectively, at negotiated price in 2002.

(5) Purchases of property, plant and equipment

	Items	2002
President Information Corp.	Funiture and fixtures and other equipment	$ 206, 079
Nella Limited	Buildings, machinery and equipment and electrical installations etc.	205, 114
Other (less than 10%)	Transportation equipment, furniture and fixtures and other equipment	66, 300
		$ 477, 493

The Company and its consolidated affiliated enterprises purchased certain fixed assets from other related parties at negotiated prices.

(6) Rental income

	Rent collection frequency	2002
Uni-President Vender Corp.	Monthly	$ 201, 413
Other (less than 10%)	Monthly	87, 288
		$ 288, 701

Rents are charged based on the existing lease agreements at negotiated prices.

(7) Interest income：Please see Note 5(3) Financing Section.

(8) Other income

Management and technical consultancy fees:

	2002
Ztong Yee Industrial Co., Ltd.	$ 25, 200
Tun Ang Enterprises Corp.	20, 469
Other (less than 10%)	155, 312
	200, 981
Other income:	
Tung Yu Enterprises Corp.	43, 626
Tun Hsiug Enterprises Corp.	40, 454
Other (less than 10%)	180, 615
	264, 695
	$ 465, 676

(9) Processing expenses

	2002
TTET Union Corp.	$ 133,355

(10) Management and freight expenses

	2002
Retail Support Taiwan Corp.	$ 154,864
Other (less than 10%)	96,330
	$ 251,194

(11) Other expenses

	2002
President Engineering Technology Corp.	$ 399,780
President Information Corp.	346,763
President Logistics International Corp.	259,544
Other (less than 10%)	1,000,733
	$ 2,006,820

(12) Notes receivable

	December 31, 2002
Tung-Tse Enterprises Corp.	$ 17,369
Other (less than 10%)	19,417
	$ 36,786

(13) Accounts receivable

	December 31, 2002
Tung Ang Enterprises Corp.	$ 459,729
Other (less than 10%)	2,686,488
	$ 3,146,217

(14) Other receivables

	December 31, 2002
G-Advance Semiconductor Technology Corp.	$ 254,767
Prospect Top Development Ltd.	254,200
Other (less than 10%)	190,616
	$ 699,583

(15) Notes payable

	December 31, 2002
Wisdom Distribution Service Corp.	$ 198,842
Other (less than 10%)	352,861
	$ 551,703

(16) Accounts payable

	December 31, 2002
Wisdom Distribution Service Corp.	$ 237,480
President Kikkoman Inc.	63,671
TTET Union Corp.	56,639
Other (less than 10%)	158,582
	$ 516,372

(17) Accrued expenses

	December 31, 2002
President Information Corp.	$ 157,462
Other (less than 10%)	322,917
	$ 480,379

3. Financings

The financing transactions between the Company and its consolidated affiliated enterprises with other related parties are as follows:

Loans receivables from related parties

	2002				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	02. 01. 02	$ 254, 200	$ 254, 200	—	$ —
RFM President Land Corporation	02. 12. 31	29, 781	29, 781	7. 00%	1, 972
Kai Yu Investment (BVI) Co., Ltd.	02. 12. 30	2, 776	2, 776	—	
Cayman Ton Yi Industrial Holdings Ltd.	01. 06. 01	1, 063, 925	—	—	—
Shanghai President Machine Co., Ltd.	02. 11. 21	33, 118	—	—	—
			$ 286, 757		$ 1, 972

4. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2002
Cayman Ton Yi Industrial Holdings Ltd.	$ 5, 348, 168
Kai Yu Investment (BVI) Co., Ltd.	2, 211, 482
Other (less than 10%)	8, 520, 191
	$ 16, 079, 841

(2) As of December 31, 2002, the commercial paper payable of President Entertainment Corp. $50,000 was pledged by Gao Qing Yuan.

(3) As of December 31, 2002, Tong Cheng Investment Corp. and Tong Yu Investment Corp. provided Tonpal Optoelectronics Incs'common stocks amount $342,300(30,000,000 shares) as the guarantee for short-term loans.

(4) On August 24, 1998, the Company and seven companies (including the President International Development Corp., President Chain Store Corp. and Prince Housing Development Corporation) purchased a parcel of land (located in Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defense. The Company, President International Development Corp. and President Chain Store Corp. shared 30% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company, President International Development Corp. and President Chain Store Corp. will contribute 30% of the capital in cash and share the obligations and rights with the same percentage.

(5) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

A The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligations to Southland Corporation due under the Contract.

B Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

C The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2002, the minimal ownership was revised to 40%.

(6) Ton Yi Industrial Corp. ensured Cayman Ton Yi Industrial Holding Ltd. signed a syndicated loan with several banks in Taiwan. During the period of syndicated loan, Ton Yi Industrial ought to maintain a debt ratio below 200% an interest coverage ratio above 200%, the tangible assets reduced liabilities above $120,000,000 and the ratio of liabilities and of liabilities and amount of guarantee to tangible assets below 260%.

(7) President Coffee Corp. signed a contract with Starbucks Corp. to operate Starbucks coffee shops. According to the contract President Coffee should pay technical remuneration. The terms of calculation and payment status are following: President Coffee Corp. pays technical remuneration monthly in accordance to a fixed portion of every shop's total monthly sales. If the number of shops reach 100 shops, the technical remuneration will be reduced by 0.5%; The payment of technical remuneration in 2002 was $117,378 which was classified as operation expenses. The accured technical remuneration at end of the year was $12,395 which was classified as accured expenses.

(8) Tong-Jeng Development Corp. signed 「the contract note of President's shopping mall in Kaohsiung」with Tung Li Develpoment Corp. According the to contract, payments include service fee for integration planning of $88,000. Moreover, payments for implementation of construction, management and preparatory works must be calculated as stated in the (300 every month, paid 13 months in one year), The company debited construction in progress which managing fees and operating fees of shopping mall. As December 31, 2002, accumulated payments were $69,340.

Note 6. PLEDGED ASSETS

As of December 31, 2002, the pledged assets were as follows:

	Purpose of collateral	December 31, 2002
Short-term investments (including treasure stocks)	Short-term loans 、 commercial papers payable and long-term loans	$ 866, 676
Certificate of deposit-restricted and commercial paper	Short-term loans and commercial papers payable	142, 160
Long-term investments	Commercial papers payable and long- term loans	7, 680, 989
Land	Short-term loans, commercial papers payable and long-term loans	9, 327, 374
Buildings-net	Short-term loans, commercial papers payable and long-term loans	1, 913, 720
Machinery and equipment-net	Short-term loans and long-term loans	17, 353, 564
Furnitures and fixtures-net	Long-term loans	40, 757
Other equipment-net	Long-term loans	74, 827
Construction in progress	Long-term loans	13, 315
Other assets-other	Long-term loans	807, 650
Guaranteed deposit	Performance guarantees	104, 680
		$ 38, 325, 712

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

(1) The remaining balance due for construction in progress and advances to suppliers are as follows:

	December 31, 2002
Construction in progress	$ 1,059,194
Advances to suppliers	570,193
	$ 1,629,387

(2) As of December 31, 2002, total letters of credit opened and unused were $1,803,475.

(3) In November 1999, the Company borrowed $800,000 from China Development Industrial Bank. under a 3-year term loan agreement from November 15, 1999 to November 15, 2003. In December 2001 the repayment terms of the loan agreement was revised from November 15, 2002 to November 15, 2004 (However, the credit period is from March 25, 2002 to March 25, 2005.) Under the terms of the loan agreement the Company agrees:

(A) To maintain a current ratio above 70%.

(B) To maintain a debit ratio below 150%.

(C) To ensure that, if the ratios mentioned above do not meet the requirements, the Company will improve then within six months.

(4) In August 2001, the Company signed a $4,200,000 5-year syndicated credit facility agreement from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement, the Company agrees that:

(A)The current ratio shall be above 70%.

(B)The debt ratio shall be below 100%.

(C)The ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(D)Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall require written consent in writing from bank syndication.

(5) In June 2001, the Company signed a $6,000,000 5-year syndicated credit facility agreement including Note issuance facilities and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(A)The current ratio shall be above 80%.

(B)The debt ratio shall be below 100% from 2000, retroactively.

(C)If the ratios mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.

(D)To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be communicated to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

(6) In September 2002, the Company signed a $6,000,000 5-year syndicated credit facility agreement, including Note issuance facilities and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Standard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：

(A)The year-end audited consolidated tangible stockholder's equity shall not be less than $30,000,000.

(B)The debt to ratio computed from the year-end non-consolidated audited financial statements shall not be above 150%.

(C)The interest coverage ratio computed from the year-end non-consolidated audited financial statements shall not be below 200%.

(D)The current ratio computed from the year-end non-consolidated audited financial statements shall not be below 80%.

(7) As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs have the same rights and responsibilities as holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(A) Exercise of voting rights
Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(B) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(C) Dividends

The holders of the GDSs have the same rights to receive dividends as holders of registered common shares.

(8) As of December 31, 2002, banks have provided guarantee to the subsidiary Nanlien International Corp. in the amount of $63,000 for the import of goods, lease of warehouse and accounting of customs duty.

(9) President Entertainment Corp. made a noncommunity hillside cooperative development contract with National Property Bureau on January and August in 1999. The National Property Bureau agreed to develop the hillside with President entitled Entertainment Corp. and charged guarantee fund amount of $35,071. This act entitled President Entertainment Corp. the certificates. President Entertainment Corp. redeemed the guarantee with $33,932 at time of deposit. The certificates only provided the approval of hillside cooperative development for one year and then could extend upon approval President Entertainment Corp. could request the agreement of setting or development and purchase the land which under the approval range in three months. If President Entertainment Corp. doesn't purchase the land, the National Property Bureau would charge 1% of guarantee fund as forfeit each month. If President Entertainment Corp. damages the original appearance of land or uses the land illegal, the National Property Bureau would charge 25% of public price of the land as compensations.

(10) President Entertainment Corp made a noncommunity hillside cooperative development contract with National Property Bureau on July in 2001. The National Property Bureau agree to develop the hillside with President Entertainment Corp. The company set time deposit amounted to $63,055 as guarantee fund and paid to National Property Bureau. The National Property Burean gave President Entertainment Corp. the certificates after receiving the guarantee fund on August 3, 2001. The certificates only provided the approval of hillside cooperative development for one year and then extend upon approval. President Entertainment Corp. could request permits for establishment or development and purchase the land which under the approval range in three months. If President Entertainment Corp. doesn't purchase the land, the National Property Bureau would charge 1% of guarantee fund as forfeit each month. If President Entertainment Corp. destroy the original appearance of land or uses the land illegally, the National Property Bureau would charge 25% of public price of the land as damages.

(11) President International Development Corp. signed a content medium – term loan and issuance of commercial papers with twelve financial institutions (including Taiwan Industry Bank Corp.). The terms of the content are as follows:

(A) Period: medium-term loan is 5 years and commercial paper is 3 years.

(B) Limit and usage: total limit is $3,000,000, including $2,000,000 of medium-term loan and $1,000,000 of commercial papers. The facility for commercial papers are revolving.

(C) Commitment fee: annual commitment fee is charged as 0.25% of the facility unused.

(D) Commercial paper guarantee fee: annual fee of 0.75% is charged on amount issued.

(E) Collateral: the Company shall provide stocks for collaterals.

(F) Commitments: the Company's debit ratio shall not is excess of 110% and the tangible net worth shall not be less than $12,500,000 within the contract.

(12) President Coffee Corp. has signed the rental agreements with non-related parties to rent store spaces with lease period from 7 to 10 years. As of December 31, 2002, PCC has prepaid rent and guaranteed deposits in the amount of $71,880 and $41,236, respectively.

Summary of the estimated annual rental expenses of PCC is as follows:

Year	Total rental expenses
2003	$ 354,423
2004	354,403
2005	341,706
2006	289,423
2007 and thereafter	400,934
	$ 1,740,889

(13) President Chain Store Corp. has signed the rental agreements with non-related parties to rent store spaces with lease periods ranging from 3 to 12 years. As of December 31, 2002, PCSC has prepaid rent and guaranteed deposits in the amount of $546,945 and $673,171, respectively.

Summary of the estimated annual rental expenses of PCSC is as follows:

Year		Total rental expenses
2003	$	3, 572, 018
2004		3, 476, 698
2005		3, 125, 347
2006		2, 667, 999
2007 and thereafter		6, 463, 852
	$	19, 305, 914

(14) To construct the Tinplate Plant and Tin Mill Black Plate Plant, Ton Yi Industrial Corp. has signed land lease contract with Taiwan Sugar Corp. The term of contract covers the period from July 1, 1993, to March 9, 2048, and the annual rental payments is based on 10% of the annual assessed value of the land. Royalty payments for the land lease is paid 2 to 4 times of rental expenses for the current year on a 20 year basis, and is amortized over a period of 20 years. As December 31, 2002, the balance of royalty payments is $26,931.

(15) To avoid any exchange gain or loss caused in Yen for the purchase of machines from a Japanese corporation, Ton Yi Industrial Corp. has signed a contract with the Japanese corporation in October, 1998 to limit the range exchange rate between 0.2250 to 0.2570 per NT$. Any exchange gain or loss should be absolved by the Japanese corporation. As of December 31, 2002, the Company has long-term receivables of $668,028 from the Japanese corporation for the exchange loss

(16) Tung Ho Development Co., Ltd signed a contract with correspondent bank, acting for associators to transact consumption loan for bank to pay signup fees and securities deposits. Promises were made in that if associators could not pay the debts, the company would redeem the associator's certificates of pledge from bank. As of December 31, 2002. Tung Ho Development Co., Ltd. acted for associators to transact loans of the signup fees and security deposits in the amount of $38,330 and $310,263.

(17) As of December 31, 2002, Tung Ho Development Co., Ltd. rented retail spaces, offices and parking gardens etc.

Summary of the estimated annual rental expenses of Tung Ho Development Co., is as follows:

Year	Total rental expenses
2003	$ 42, 539
2004	41, 183
2005	40, 812
2006	39, 995
2007 and thereafter	198, 689
	$ 363, 218

(18) Tung Ho Development Co., Ltd. rented Building for operating urban club from Yuan Kang Enterprises Corp. in June 5,2000. Yuan Kang Enterprise Corp. will grant rent deposit of Building or rental of building about 11 years (October 1, 2001 to August 31, 2012) to Jin-xiong Xie.
The company proceeded lawsuit which rental of contract of tenancy with Jin-xiong Xie. Both side reached an agreement and signed a paction in March, 27, 2002. Agreeing to deduct agency payment, sealing up building on government orders or penalty clause of dummy seizure etc in the amount of 16,864, equivalent to rentals for eight months, Jin-xiong Xie was illegiable to request the company for rentals of eight months (October, 2001 to May, 2002), Jin-xiong Xie agreed to collect the rentals in June, 1, 2002 and indemnifying the penalty clause from March, 16, 2002 to May, 31, 2002. From June to December deducting 10% from the rentals. According to the agreement, due to the building not unsealed by March 31, 2003 by legal authority, the company will deduct 10% of penalty clause from the rentals every month up from April, 2003.

(19) As of December 31, 2002, Mech-President Corp., has signed the rental agreements to rent filling station, the agreements are as follows:

Payment period	Method of payment	Amount	Discount rate (Note)	NRV
2003~2007	Monthly	$ 1, 250, 239	4. 56%	$ 1, 098, 213
2008~2012	Monthly	630, 016	4. 56%	452, 984
2013~2017	Monthly	130, 432	4. 56%	74, 550
2018~2022	Monthly	28, 875	4. 56%	13, 069
		$ 2, 039, 562		$ 1, 638, 816

Note: The discount rate are estimated approximately by long-term loans rate within 2002.

(20) As of December 31, 2002, Mech-President Co. notes payable amounting to $114,630 for engineering guaranteed.

(21) As of December 31, 2002, Retail Support International Corp. provided the guarantee $250,000 for purchasing the calling cards 、cigarettes and liquor.

(22) Retail Support International Corp. signed the contract of tenancy.

Summary of the estimated annual rental expenses of RSIC is as follows:

Year		Total rental expenses
2003	$	110,236
2004		108,976
2005		108,976
2006		107,936
2007		82,469
2008 and thereafter		305,159
	$	823,752

Note 8. SIGNIFICANT NATURAL DISASTER LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT:

As approved by the meeting of the Board of Directors on November 28, 2002, the Company issued five-year secured domestic bonds for repaying the bank loan and decreasing the cost of interest. The issue of five-year secured domestic bonds has been approved by SFC on January 8, 2003, and bonds were sold on January 28, 2003. The significant terms of the bonds were as follows:

(A) Total issued amount:

The Company issued five-year secured domestic bonds totaling $1,800,000, including $500,000 of A bonds, $300,000 of B bonds, $200,000 of C bonds and each with $400,000 of D and E bonds.

(B) Issued price: Each with face value of $1,000.

(C) Coupon rate:

The five-year secured domestic bonds can be divided into five kinds of bonds, A,B,C,D and E.(Note) And the coupon rate of A, B and D bonds is 3.95% less the floating interest rate. The coupon rate of C and E bonds is 3.951% less the floating rate each.

(D) The term of interest repayment:

The interest of bonds are repayable in installments every six months from January 28, 2003 with coupon rate.

(E) The term of repayment:

The A bonds are repayable starting January 2006 to January 2008 in three yearly installments at the rate of 30%, 30% and 40%. The B,C,D, and E bonds are repayable on January 28, 2008 upon the maturity of the bonds.

(F) Period: 5 years, from January 28, 2003 to January 28, 2008.

(Note): The guarantee bank of A bonds is International Commercial Bank of China, the guarantee bank of B and C bonds is Chang Hwa Bank and the guarantee bank of D and E bonds is Taiwan Bank.

Note 10. OTHER:

(1) INFORMATION OF INVESTMENT ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company (PEC) had no derivative financial instrument transactions in 2002. The transactions its subsidiaries deal with refer to Note 11, 1 (9).

(2) FAIR VALUE OF INVESTMENTS ON NON-DEVIVATIVE FINANCIAL INSTRUMENTS

	December 31,2002	
Financial assets	Book value	Fair value
Financial assets with same book and fair value	$ 12, 230, 614	$ 12, 230, 614
Short – term investments	4, 202, 589	4, 194, 075
Long – term investments	47, 681, 287	58, 928, 782
Guaranteed deposits	2, 809, 589	2, 809, 589
Long – term receivables	693, 607	693, 607

Financial liabilities	December 31, 2002	
	Book value	Fair value
Financial liabilities with the same book and fair value	$ 44, 973, 304	$ 44, 973, 304
Bonds payable	1, 200, 000	1, 200, 000
Long – term loans	42, 641, 435	42, 641, 435
Long – term payables	169, 101	169, 101
Provision for retirement plan	1, 484, 231	2, 392, 306
Customers' deposits	2, 895, 072	2, 895, 072

a. The due dates of short – term financial instruments are close to balance sheet day (December 31, 2002). Accordingly, the fair value of short-term financial instruments are estimated based on the book value recognized in the balance sheet and applied to cash and cash equivalent, notes and accounts receivable, other receivables, certificate of deposit-restricted, short–term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and the current portion of long–term liabilities.

b. Short-term investments:

(i) Mutual funds – the fair value are estimated based on the net assets value at the balance sheet date.

(ii) The fair value of listed stocks and government bonds are estimated based on the closing price at balance sheet date.

c. The fair value of long-term investments are based on the market value. The fair value of investments without any market value is based on the net equities of the investee companies.

d. The fair value of guaranteed deposits and long–term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2002.

e. The fair value of bonds payables, long–term loans, long–term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2002.

f. The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured.

(3) THE EXPUNCTION TRANSACTIONS BETWEEN THE COMPANY AND THE AFFILIATED ENTERPRISES

Transactions	Uni-President Enterprises Corp.	President International Trade and Investment Corp.	Cayman President Holding Corp.	Uni-President Dream Parks Corp.	Nanlien International Crop.	President Entertainment, Corp.	President International Development Crop.	President Pharmaceutical Corp.	President Coffee Corp.
1.Elimination of long-term investment and owner equity	($ 27,568,954)	$ 3,016,434	$ 569,309	$ 35,345	$ 1,197,540	$ 805,630	$ 7,525,095	$ 40,809	$ 74,341
2.Intercompany elimination of real accounts									
(1)Accounts payable and receivable	(470,508)	11,921	(26,512)	–	–	(1,373)	–	(6,490)	(1,231)
(2)Prepayments and cash in advance	–	–	–	–	–	–	–	–	(8,317)
3.Intercompany elimination of nominal accounts									
(1)Transaction of purchase and sales	7,977,628	–	–	911,176	42,099	11,155	–	37,829	(23,266)
(2)Unrealized gross profit	–	–	–	–	(1,874)	–	–	(343)	–
(3)Unrealized gains or losses	–	–	–	–	(199,131)	–	–	–	–
(4)Transaction of revenue and expense	(1,327,995)	–	–	5,894	(99,157)	(1,038)	–	(37,042)	(15,279)
4.Intercompany elimination of cross holding	–	–	–	–	(370,095)	497,952	(1,166,085)	–	–

Transactions	President Chain Store Corp.	Ton Yi Industrial Corp.	Tong-Jeng Development Corp.	Tung Ho Development Corp.	Mech-President Corp.	Uni-President Cold-Chain Corp.	Retail Support International Corp.
1.Elimination of long-term investment and owner equity	$ 6,871,033	$ 7,169,688	$ 1,465,140	$ 132,961	$ 94,122	$ 113,288	$ 101,244
2.Intercompany elimination of real accounts							
(1)Accounts payable and receivable	2,628,219	9,120	–	3,168	(74)	(130,987)	(2,105,253)
(2)Prepayments and cash in advance	8,317	–	–	–	–	–	–
3.Intercompany elimination of nominal accounts							
(1)Transaction of purchase and sales.	(41,167,262)	161,692	–	6,312	13,097	3,561,753	30,375,760
(2)Unrealized gross profit	(14,952)	(140)	–	–	–	(25,535)	(32,240)
(3)Unrealized gains or losses	(1,368,810)	–	–	–	–	–	–
(4)Transaction of revenue and expense	(190,927)	(8,686)	(390)	2,881	(8,203)	(222,466)	(25,565)
4.Intercompany elimination of cross holding	(1,897,019)	(367,189)	2,311,279	1,031	306,905	428,880	254,341

Note.11 Additional Disclosures Information of Investee companies

Please refer to Page 168 to 251

Note12.Financial information disclosures for industry segments

(1)Information about the Company's operations in different industries in 2002:

2002	Feeds	Foods	International Trade	Wholesale	General Investment	Retail	Tinplate	Oil	Entertainment	Adjustment Elimination	Consolidated
Sales to unaffiliated customers	$ 13,581,027	$ 47,707,163	$ 3,949,015	$ 38,884,342	$ –	$ 75,461,126	$ 14,221,481	$ 5,517,049	$ 1,842,984	($ 49,908,751)	$ 151,255,436
Intersegment sales	1,128,271	34,375	–	–	–	–	–	–	–	(1,162,646)	–
Total revenues	$ 14,709,298	$ 47,741,538	$ 3,949,015	$ 38,884,342	$ –	$ 75,461,126	$ 14,221,481	$ 5,517,049	$ 1,842,984	($ 51,071,397)	$ 151,255,436
Operating profit	$ 130,416	$ 2,281,853	$ 154,191	$ 260,524	($ 439,335)	$ 3,461,181	$ 922,569	$ 144,629	($ 378,926)	$ –	$ 6,537,102
Equity in net income of subsidiaries											(691,227)
Interest expenses											(2,785,858)
General corporate revenues											714,558
General corporate expenses											(249,144)
Consolidated income from continuing operations before income tax											$ 3,525,431
Identifiable assets	$ 6,984,518	$ 22,988,743	$ 1,622,379	$ 6,245,959	$ 8,890,000	$ 22,231,773	$ 31,582,914	$ 1,409,886	$12,560,756		$ 114,516,928
Long-term investments by equity											37,035,117
Corporate assets											6,961,030
Total assets											$ 158,513,075
Depreciation expense	$ 396,528	$ 2,126,144	$ 4,358	$ 140,188	$ 14,425	$ 1,348,351	$ 1,354,142	$ 46,823	$ 184,394		$ 5,615,353
Amortization expense	$ 52,904	$ 125,089	$ 215	$ 29,395	$ 12,619	$ 5,977	$ 43,503	$ 1,728	$ 9,565		$ 280,995
Capital expense	$ 457,622	$ 2,482,453	$ 12,664	$ 618,551	$ 64,277	$ 1,439,498	$ 101,775	$ 88,535	$ 822,287		$ 6,087,662

A. The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

B. Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense. The Company accounts for the intersgment purchases and intersegment sales in the same way as the revenue from broadcasting.

C. The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

(2)Financial Information on Geographic Areas: No foreign operation.

(3)Information on Export Sales:

Export sales of the Company for 2002, constituted less than 10% of the total revenues of 2002.

(4)Information on Significant Customers:

In 2002, no customer constituted more than 10% of the Company's total revenue of 2002.

Uni-President Enterprises Corp.

Chairman: Wu, Shiu Chi

Head Office: 301, Chung Cheng Rd., Yungkang City, Tainan Hsien 710, Taiwan, ROC
Tel: +886-6-253 2121

Published Date: April 30, 2003

A Kiss to the Spirit of the Future

尊重生命 彼此關懷
親近自然 樂觀進取

統一企業公司
UNI-PRESIDENT ENTERPRISES CORP.

UNI－PRESIDENT ENTERPRISES CORP.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2002 AND 2001

These English financial statements were translated from the financial statements originally prepared in Chinese.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel:(02)2729-6666
Fax:(02)2757-6371

REPORT OF INDEPENDENT ACCOUNTANTS

April 2, 2003
(03)P12D.30412

To Uni-President Enterprises Corp.

We have audited the accompanying balance shees of Uni-President Enterprises Corp. as of December 31, 2002 and 2001, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain long-term investments accounted for under the equity method, which statements reflected investment of $12,719,984,000 and $13,337,946,000 as of December 31, 2002 and 2001, respectively, and net investment income in the amount of $584,099,000 and $338,748,000 for the years then ended, respectively. These statements were audited by other auditors, whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for these long-term investments, is based solely upon the reports of other auditors.

We conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based on our audits and the reports of other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective 2002, the Company changed its method of accounting of certain inventory costs from the "First in, first out" method to the weighted average method. The net cumulative effect of the change in accounting principle amounted to $7,810,000 for the year ended December 31, 2002. Effective January 1, 2002, the Company also adopted R.O.C. FAS No. 30 "Accounting for Treasury Stock" under which the parent company's stock held by its subsidiaries is accounted for as treasury stock. As a result of this change in the method of accounting of treasury stock, net income decreased by $126,998,000 for the year ended December 31, 2002.

We have also audited the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries (not presented herein) for the years ended December 31, 2002 and 2001. Our report dated April 2, 2003, expressed a modified unqualified opinion on those statements.

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEETS

DECEMBER 31,

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2002	2001
Current Assets		
Cash and cash equivalents (Note (4(1))	$ 132,482	$ 109,720
Short-term investments (Note 4(2))	—	1,618,712
Notes receivable (Notes 4(3) and 5)	771,604	717,364
Accounts receivable – third parties (Note 4(4))	955,957	818,196
Accounts receivable – related parties (Note 5)	2,320,013	1,812,128
Other receivables – third parties	236,443	1,241,707
Other receivables – related parties (Note 5)	127,586	179,061
Inventories (Notes 3 and 4(5))	2,474,065	2,457,057
Prepayments	164,081	326,963
Other current assets (Note 4(19))	246,327	235,345
	7,428,558	9,516,253
Long-term investments (Notes 3, 4(6) and 5)	45,210,264	45,740,485
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3,402,227	3,402,227
Buildings	3,540,081	3,685,882
Machinery and equipment	7,416,845	7,595,998
Storage facilities	164,613	165,382
Electrical installations	398,960	394,969
Transportation equipment	121,965	132,607
Furniture and fixtures	2,121,011	2,219,654
Leased property	254,440	254,440
Leasehold improvements	131,456	129,195
Other equipment	3,001,629	2,938,209
Revaluation increment	2,440,336	2,457,076
Cost and revaluation	22,993,563	23,375,639
Less: Accumulated depreciation	(10,195,410)	(9,555,895)
Construction in progress and advances to suppliers	1,201,515	708,393
	13,999,668	14,528,137
Intangible Assets		
Deferred pension cost (Note 4 (14))	377,006	413,844
Other Assets		
Assets held for lease (Notes 4(8) and 6)	721,860	1,013,137
Idle assets (Notes 4(9) and 6)	366,970	210,278
Guaranteed deposits	85,515	86,257
Deferred expenses (Note 4(10))	243,042	289,364
Long-term receivables (Note 4(11))	21,945	40,846
Deferred income taxes (Note 4(19))	100,021	261,672
Other (Note 4(7))	62,602	62,755
	1,601,955	1,964,309
TOTAL ASSETS	$ 68,617,451	$ 72,163,028

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEETS (CONTINUED)
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Short-term loans (Note 4(12))	$ 343,777	$ 953,264
Notes payable	12,442	11,599
Accounts payable – third parties	1,364,528	1,054,905
Accounts payable – related parties (Note 5)	221,926	191,441
Income tax payable (Note 4(19))	27,455	9,440
Accrued expenses (Note 5)	1,453,140	1,614,893
Other payable	216,347	1,908,732
Current portion of long-term liabilities(Notes 4(7) and 4(13))	2,531,871	407,243
	6,171,486	6,151,517
Long-term liabilities		
Long-term loans (Note 4(13))	18,893,374	21,662,065
Long-term payables (Note 4(7))	165,318	178,201
	19,058,692	21,840,266
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,803
Other Liabilities		
Provision for retirement plan (Note 4(14))	811,535	522,646
Customers' deposits	69,603	73,665
Other (Note 4(6))	4,325	–
	885,463	596,311
TOTAL LIABILITIES	27,407,444	29,879,897
Stockholders' Equity		
Common stock (Notes 1 and 4(15))	34,422,458	33,476,572
Capital reserve (Notes 3, 4(7), 4(15) and 4(16))		
Transactions in treasury stock	125,165	–
Asset revaluations	452,131	452,131
Gain on disposal of property, plant and equipment	–	10,889
Donated capital	228	228
Long-term investments	418,488	439,806
Retained earnings (Notes 4(15), 4(16), and 4(17))		
Legal reserve	4,518,723	4,216,966
Special earnings reserve	168,156	354,622
Unappropriated earnings	1,825,958	3,499,252
Unrealized loss on long-term investments	(151,953)	(122,359)
Cumulative translation adjustment	(107,858)	59,364
Unrecognized pension cost	(216,695)	(8,616)
Treasury stock (Notes 3, 4(6), 4(18))	(244,794)	(95,724)
	41,210,007	42,283,131
Contingent Liabilities and Commitments (Notes 5 and 7)		
Significant Subsequent Events (Note 9)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 68,617,451	$ 72,163,028

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002	2001
Operating Revenues (Note 5)		
Gross sales	$ 34,045,328	$ 33,564,213
Less: Sales returns	(175,554)	(190,611)
Sales allowance	(2,051,958)	(2,151,382)
Other	3,081,359	2,126,336
	34,899,175	33,348,556
Operating Costs (Note 5)		
Cost of goods sold	(23,701,763)	(22,700,341)
Other	(2,775,966)	(1,868,151)
	(26,477,729)	(24,568,492)
Gross Profit	8,421,446	8,780,064
Operating Expenses (Note 5)		
Selling expenses	(5,660,561)	(6,065,629)
Administrative and general expenses	(1,842,280)	(2,266,662)
Research and development expenses	(293,611)	(285,499)
	(7,796,452)	(8,617,790)
Operating Income	624,994	162,274
Other Income		
Interest income	1,361	13,926
Income from investments	112,857	98,922
Gain on disposal of property, plant and equipment (Note 5)	12,992	12,241
Gain on sale of investments (Note 5)	2,930,372	4,952,891
Rental income (Note 5)	404,148	490,187
Other (Note 5)	898,295	1,040,839
	4,360,025	6,609,006
Other Expenses		
Interest expenses (Note 4(7))	(931,361)	(1,215,371)
Loss from investments (Note 4(6))	(1,523,156)	(1,664,382)
Loss on disposal of property, plant and equipment	(36,550)	(21,419)
Loss on foreign currency transactions	(45,059)	(16,084)
Amortization on commercial paper for issuance cost	(9,350)	(13,968)
Shutdown loss	(101,857)	(41,082)
Other	(637,926)	(758,088)
	(3,285,259)	(3,730,394)
Income before income taxes	1,699,760	3,040,886
Income tax expense (Note 4(19))	(183,190)	(27,126)
Income before extraordinary items and cumulative effect of changes in accounting principle	1,516,570	3,013,760
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4(19))	(7,810)	—
Net Income	$ 1,508,760	$ 3,013,760

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002		2001	
	Before Tax	After Tax	Before Tax	After Tax
Net income from continuing operations	$ 0.50	$ 0.45	$ 0.88	$ 0.88
Cumulative effect of changes in accounting principle	—	—	—	—
Basic Earnings Per Common Share (Note 4(20))	$ 0.50	$ 0.45	$ 0.88	$ 0.88
Pro forma amounts assuming that investments from subsidiaries, Kai Yu Investment Co., Ltd. and President International Development Corp., in the Company's stock are not treated as treasury stock :				
Net Income	$ 1,816,345	$1,635,758	$ 3,040,886	$ 3,013,760
Basic Earnings Per Common Share	$ 0.53	$ 0.48	$ 0.88	$ 0.88
Pro forma amounts assuming retroactive application of change in method of accounting for inventory cost				
Net Income	$ 1,699,760	$1,516,570	$ 3,030,473	$ 3,005,950
Basic Earnings Per Common Share	$ 0.50	$ 0.45	$ 0.88	$ 0.87

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2001	Common Stock	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated earnings	Unrealized loss on long-term investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$494,561	$ 4,583,595	($ 92,663)	($ 252,294)	$ —	($ 9,665)	$ 41,052,970
Reversal of special earnings reserve	—	—	—	(242,267)	242,267	—	—	—	—	—
Distribution of net income of 2000 :										
Appropriation of legal reserve	—	—	338,542	—	(338,542)	—	—	—	—	—
Appropriation of special earnings reserve	—	—	—	102,328	(102,328)	—	—	—	—	—
Directors' and supervisors' remuneration	—	—	—	—	(58,891)	—	—	—	—	(58,891)
Employees' bonuses	—	—	—	—	(117,782)	—	—	—	—	(117,782)
Cash dividends	—	—	—	—	(1,894,900)	—	—	—	—	(1,894,900)
Stock dividends	1,831,738	—	—	—	(1,831,738)	—	—	—	—	—
Capital reserve transferred to common stock	63,163	(63,163)	—	—	—	—	—	—	—	—
Net income for 2001	—	—	—	—	3,013,760	—	—	—	—	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription in the subsidiaries' issuance of new shares	—	77,545	—	—	—	—	—	—	—	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	—	1,315	—	—	(1,315)	—	—	—	—	—
Adjustment of capital reserve due to the disposal of subsidiaries' stock	—	(5,126)	—	—	5,126	—	—	—	—	—
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	—	133	—	—	—	—	—	—	—	133
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	(29,696)	—	—	—	(29,696)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	—	—	(8,616)	—	(8,616)
Cumulative translation adjustment	—	—	—	—	—	—	311,658	—	—	311,658
Purchase of treasury stock	—	—	—	—	—	—	—	—	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	—	—	—	—	—	—	—	—	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retirement of treasury stock	—	23,009	—	—	—	—	—	—	—	23,009
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2002	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated earnings	Unrealized loss on long-term investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2002	$ 33,476,572	$ 903,054	$ 4,216,966	$354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131
Reversal of special earnings reserve	–	–	–	(252,293)	252,293	–	–	–	–	–
Distribution of net income of 2001 :										
Appropriation of legal reserve	–	–	301,757	–	(301,757)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	65,827	(65,827)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	(54,779)	–	–	–	–	(54,779)
Employees' bonuses	–	–	–	–	(164,337)	–	–	–	–	(164,337)
Cash dividends	–	–	–	–	(2,005,192)	–	–	–	–	(2,005,192)
Stock dividends	1,002,596	–	–	–	(1,002,596)	–	–	–	–	–
Capital reserve – gained on disposal of property, plant and equipment transferred to unappropriated earnings	–	(10,889)	–	–	10,889	–	–	–	–	–
Adjustment of capital reserve due to the Company's Disproportionate subscription to capital reserve gained on disposal of property, plant and equipment by subsidiaries transferred to unappropriated earnings	–	(149,252)	–	–	149,252	–	–	–	–	–
Net income for 2002	–	–	–	–	1,508,760	–	–	–	–	1,508,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	63,465	–	–	–	–	–	–	–	63,465
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	42,068	–	–	–	–	–	–	–	42,068
Unrecognized pension cost	–	–	–	–	–	–	–	(196,810)	–	(196,810)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(11,269)	–	(11,269)
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(29,594)	–	–	–	(29,594)
Retirement of treasury stock	(56,710)	(1,833)	–	–	–	–	–	–	58,543	–
Purchase of treasury stock	–	–	–	–	–	–	–	–	(178,004)	(178,004)
Adjustment due to the Company's proportionate subscription to the subsidiaries transact of treasury stock	–	21,619	–	–	–	–	–	–	(29,609)	(7,990)
Adjustment due to the Company's treatment of stock held by subsidiaries as treasury stock	–	–	–	–	–	–	–	–	(1,260,735)	(1,260,735)
Adjustment due to the Company's treatment of stock sold by the subsidiaries as sale of treasury stock	–	126,998	–	–	–	–	–	–	1,260,735	1,387,733
Adjustment due to the Company's proportionate subscription to the subsidiaries' conversions of convertible bonds	–	782	–	–	–	–	–	–	–	782
Cumulative translation adjustment	–	–	–	–	–	–	(167,222)	–	–	(167,222)
Balance at December 31, 2002	$ 34,422,458	$ 996,012	$ 4,518,723	$ 168,156	$ 1,825,958	($ 151,953)	($ 107,858)	($ 216,695)	($ 244,794)	$ 41,210,007

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,508,760	$ 3,013,760
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on reduction of short - term investments to market value	–	5,109
Reversal of valuation of short-term investments	(5,109)	–
Provision for doubtful accounts	67,028	72,615
Reversal of allowance for doubtful accounts	(48,828)	(13,617)
Loss on allowance for inventory valuation	–	2,083
Reversal of inventory obsolescence valuation	(3,641)	–
Equity in loss of subsidiaries	1,523,080	1,491,284
Perpetual loss of long-term investments accounted for under the cost method	76	167,989
Cash dividends from equity subsidiaries	970,909	820,846
Gain on sale of investments	(2,968,146)	(4,952,891)
Depreciation	1,358,420	1,381,727
Gain on disposal of property, plant and equipment, idle assets and other assets	(12,992)	(12,241)
Loss on disposal of property, plant and equipment, and idle assets	36,550	21,419
Amortization	91,004	67,317
Gain on foreign currency translations	(10,868)	(5,419)
Changes in assets and liabilities:		
Notes receivable	(58,660)	2,887
Accounts receivable – third parties	(182,436)	39,330
Accounts receivable – related parties	(507,885)	(120,858)
Other receivables – third parties	(39,186)	425,018
Other receivables – related parties	35,508	(78,200)
Inventories	(13,367)	(117,417)
Prepayments	162,882	71,035
Deferred income tax assets - current	(10,982)	(182,214)
Deferred pension cost	36,838	(413,844)
Long-term receivables	43,437	(10,711)
Deferred income tax assets-non-current	161,651	215,851
Notes payable	843	(7,391)
Accounts payable – third parties	309,623	(89,633)
Accounts payable – related parties	30,485	(79,723)
Income tax payable	18,015	(25,970)
Accrued expenses	(161,753)	(100,029)
Other payables	(84,257)	24,030
Cash received in advance	–	(85,714)
Provision for retirement plan	92,079	467,584
Net cash provided by operating activities	2,339,078	1,994,012

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (Increase) in short-term investments	$ 1,623,821	($ 1,623,821)
Increase in long-term investments-subsidiaries	(2,335,694)	(403,676)
Increase in long-term investments-non-subsidiaries	(1,982,712)	(1,232,901)
Proceeds from sale of long-term investments-subsidiaries	74,622	382,098
Proceeds from sale of long-term investments-non-subsidiaries	4,832,657	5,403,247
Cash purchase of property, plant and equipment, assets held for lease and other assets	(1,180,832)	(1,586,268)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	338,087	371,816
Decrease in guaranteed deposits	742	11,989
Increase in deferred expenses	(44,682)	(41,067)
Decrease in employees' car loans	6,359	9,621
Net cash provided by investing activities	1,332,368	1,291,038
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term loans	(609,487)	(826,000)
Decrease in commercial paper payable	—	(486,370)
(Decrease) Increase in long-term loans	(643,691)	173,120
Decrease in customers' deposits	(4,062)	(25,303)
Payment of directors' and supervisors' remuneration	(54,779)	(58,891)
Payment of employees' bonuses	(164,337)	(117,782)
Payment of cash dividends	(2,005,192)	(1,894,900)
Purchase of treasury stock	(178,004)	(58,543)
Net cash used in financing activities	(3,659,552)	(3,294,669)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	10,868	5,419
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,762	(4,200)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	109,720	113,920
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 132,482	$ 109,720
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 913,632	$ 1,137,909
2. Income taxes paid	$ 11,903	$ 19,459
3. Fair value of subsidiaries on the date of acquisition during the period:		
(1)Uni-President Glass Industrial Co., Ltd.		
Cash	$ —	$ 5,256
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ —	$ 397,366
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	—	(5,256)
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ —	$ 392,110

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
4. Fair value of subsidiary on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ –	$ 22,047
Total proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 21,051
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	–	(11,244)
Proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 9,807
(2)Mech-President Corp.		
Cash	$ –	$ 38,277
Total proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 85,283
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	–	(18,105)
Proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 67,178
(3)Retail Support International Corp.		
Cash	$ –	$ 1,272
Total proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 237,180
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	–	(394)
Proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 236,786
(4)Uni-President Oven Bakery Corp.		
Cash	$ –	$ 16,617
Total proceeds from sale of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ –	$ 38,584
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 20% ownership)	–	(3,323)
Proceeds from sale of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ –	$ 35,261

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
Investing and financing activities with partial cash payment		
1.Purchase of long-term investments – non-subsidiaries	$ 485,303	$ 2,730,310
Plus: Other payables, beginning of year	1,497,409	–
Less: Other payables, end of year	–	(1,497,409)
Cash purchase of long-term investments – non-subsidiaries	$ 1,982,712	$ 1,232,901
2.Sales of long-term investments – non-subsidiaries	$ 3,772,240	$ 6,463,664
Plus: Other receivables, beginning of year	1,060,417	–
Less: Other receivables, end of year	–	(1,060,417)
Cash sales of long-term investments – non-subsidiaries	$ 4,832,657	$ 5,403,247
3.Purchase of property, plant and equipment, assets held for lease and other assets	$ 1,056,858	$ 1,281,523
Plus: Other payables, beginning of year	223,536	516,483
Long-term payables, beginning of year	210,444	222,242
Less: Other payables, end of year	(112,817)	(223,536)
Long-term payables, end of year	(197,189)	(210,444)
Cash purchase of property, plant and equipment, assets held for lease and other assets	$ 1,180,832	$ 1,586,268
4.Other activities with no cash flow effect		
Long – term investments reclassified to treasury stock	$ 1,260,735	$ –

The accompanying notes are an integral part of these financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1 HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the "Company") was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with initial capital of $32,000. As of December 31, 2002, the paid-in capital was $34,422,458, divided into 3,442,246,000 shares of common stock with $10 (NT dollar) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined using the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

3.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable and other factors.

4.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method (the Company used the

first-in, first-out "FIFO" method prior to January 1, 2002) except for livestock, which based on the average method less on allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials, raw materials in transit and supplies is based on the replacement cost, and market values for merchandise, work in process, livestock in process, finished goods and by products, is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

5.Long-term investments

Investments in which ownership interest exceeds 20%, or in which the Company has the ability to exercise significant influence, are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary's is net book value on the date of acquisition is capitalized and amortized over a period of five years.

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence, are stated at the lower of cost or market value for listed companies and at cost for unlisted companies. The market value of listed companies is determined used the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and the chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which are accounted for using the equity method, are recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

6.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in

connection with the purchase or construction required to bring the assets to the condition and location for their intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated economic useful lives of depreciable assets. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are: buildings 2-55 years, other assets 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets is recorded as other income or loss. Prior to December 31, 2001, the gain after income tax is transferred to capital reserve in the current year. After December 31, 2001, such gains are recorded in unappropriated earnings.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

7.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rent paid quarterly or based on unit-of-production is recorded as current expense.

Other deferred expenses are depreciated or amortized over a period of 3-10 years.

8.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

9.Treasury stock

The cost of treasury stock (common) acquired by the parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are based on fair value.
(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against Retained Earnings.
(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against Retained Earnings; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements.

10.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax assets or liabilities are classified into current or non-current items in accordance with the nature of the balance sheet accounts or the period realization is expected. Adjustments of prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credits", whereby investment tax credits from the purchase of machinery and equipment, research expenditure, training expenditure and investment in stock were adopted by flow through method.

The 10% additional income tax expense on unappropriated earnings is recognized in the period that the shareholders' resolve to retain the earnings.

11.Use of estimates resolve

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

12.Revenues, costs and expenses

Sales revenues are recognized when the earning process is completed and payment is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3 CHANGE IN ACCOUNTING PRINCIPLES

1.Effective January 1, 2002, the Company changed the method of computing inventory costs from the FIFO method to the weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. The net cumulative effect of this change in accounting principle amounted to $7,810 which was included in net income for the year ended December 31, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stock held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, net income decreased by $126,998 for the year ended December 31, 2002.

Note 4 DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENTS

	December 31,	
	2002	2001
Cash on hand	$ 2,780	$ 3,249
Checking deposits	10,245	14,598
Demand deposits	119,457	91,873
	$ 132,482	$ 109,720

2. SHORT-TERM INVESTMENTS

	December 31,	
	2002	2001
Mutual funds	$ —	$ 1,623,821
Less: Valuation allowance	—	(5,109)
	$ —	$ 1,618,712

3. NOTES RECEIVABLE

	December 31,	
	2002	2001
Notes receivable	$ 851,266	$ 792,606
Less : Allowance for doubtful Notes receivable	(79,662)	(75,242)
	$ 771,604	$ 717,364

4. ACCOUNTS RECEIVABLE — THIRD PARTIES

	December 31,	
	2002	2001
Accounts receivable	$ 1,084,006	$ 901,570
Less : Allowance for doubtful accounts receivable	(128,049)	(83,374)
	$ 955,957	$ 818,196

5. INVENTORIES

	December 31,	
	2002	2001
Merchandise	$ 182,996	$ 118,087
Raw materials	866,022	770,899
Raw materials in transit	596,511	438,459
Supplies	118,348	171,224
Work in process	89,826	138,767
Livestock in process	12,495	82,190
Finished goods	595,490	697,452
Livestock	25,509	85,450
Less : Allowance for livestock	(11,801)	(40,059)
By-products	892	452
	2,476,288	2,462,921
Less : Allowance for price decline in inventories and inventories obsolescence	(2,223)	(5,864)
	$ 2,474,065	$ 2,457,057

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term Investments

Name of subsidiaries	December 31, 2002 Amount	December 31, 2002 Percentage owned	December 31, 2001 Amount	December 31, 2001 Percentage owned
Accounted for under the equity method:				
President International Trade and Investment Corp. (Note 1)	$ 3,016,434	100.00%	$ 1,583,227	100.00%
Nanlien International Corp.	996,535	99.99%	982,209	99.99%
President International Development Corp.	7,525,095	58.50%	8,024,225	58.50%
President Chain Store Corp.	5,487,271	44.59%	6,624,385	44.28%
Ton Yi Industrial Corp.	7,169,548	43.34%	7,296,883	43.34%
Tong-Jeng Development Corp.	1,465,140	42.86%	1,408,190	50.00%
President Securities Corp.	4,090,869	26.48%	4,009,879	25.50%
Presicarre Corp.	1,720,861	20.50%	2,213,302	30.50%
Tonpal Optoelectronics Inc. (Note 2)	2,312,425	9.71%	2,331,917	10.36%
Others (less than 2%) (Notes 1 and 2)	6,818,014	10.00% ~100.00%	6,114,116	7.14% ~100.00%
	40,602,192		40,588,333	
Accounted for under the cost method:				
New Century Info-Comm Co., LTD.	1,268,000	2.67%	1,268,000	2.67%
Others (less than 2%) (Note 3)	3,340,072	0.53% ~ 14.46%	3,884,152	0.27% ~ 18.06%
	4,608,072		5,152,152	
	$45,210,264		$45,740,485	

(2) Credit balance of long-term investments

Name of subsidiaries	December 31, 2002 Amount	December 31, 2002 Percentage owned	December 31, 2001 Amount	December 31, 2001 Percentage owned
Accounted for under the equity method:				
Latin America Development Co., Ltd. (Note 2)	$ 4,325	7.14%	$ –	–

(Note 1) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balance of the Company. Accordingly, these subsidiaries were not consolidated.

(Note 2) The equity method was used to account for investments in Copres Corp., Scino Pharm Taiwan Ltd., Allianz President Life Insurance Co., President Information Corp., Tonpal Optoelectronics Inc. and Latin American Development Co., Ltd. due to the Company's ability to exercise significant influence.

(Note 3)The perpetual loss of long term investments recognized under the cost method in 2002 and 2001 was $76 and $167,989 respectively.

(3) The long-term investment loss of $1,523,080 and $1,491,284 recognized under the equity method was based on the audited financial statements of the subsidiaries in 2002 and 2001, respectively.

(4) As of December 31, 2002 and 2001, President Securities Corp. purchased treasury stock as follows:

A. The changes in treasury stock in 2002 and 2001.

Unit：In thousands of shares

	2002			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	14, 472	–	–	14, 472
Maintaining shareholders' equity	–	42, 978	(42, 978)	–
	14, 472	42, 978	(42, 978)	14, 472

	2001			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	5, 613	8, 859	–	14, 472
Maintaining shareholders' equity	–	97, 551	(97, 551)	–
	5, 613	106, 410	(97, 551)	14, 472

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock may not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002, and 2001, the balance of the cost of treasury stock purchased and then retired by President Securities Corp. amounted to $132,412. The Company recognized the treasury stock cost of $38,607 and $37,181 as of December 31, 2002 and 2001, respectively, based on its equity ownership in President Securities Corp.

C. In accordance with the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

D. According to the R.O.C. Securities Exchange law, treasury stock acquired for maintaining the credit rating of the Company and shareholders' equity must be retired within six months of acquisition.

(5) As of December 31, 2002, Tonpal Optoelectronics Inc., purchased treasury stock as follows:

A. The changes in treasury stock in 2002 and 2001.

Unit：In thousands of shares

	2002			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	–	27,038	(11,144)	15,894

There were no such transactions in 2001.

B. According to the R.O.C. Securities Exchange Law, the percentage of the number of shares of treasury stock may not exceed 5% of the total shares of common stock issued by the Company and the amount of treasury stock may not exceed the total amount of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2002 and 2001, the balance of the cost of treasury stock purchased and then sold to employees by Tonpal Optoelectronics Inc. amounted to $156,751 and $0, respectively. The Company recognized the treasury stock cost of $15,220 and $0, respectively, as of December 31, 2002 and 2001, based on its equity ownership in Tonpal Optoelectronics Inc.

(6) As of December 31, 2002 and 2001, E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stock of Eagle Cold Storage Enterprise Co. totaling $34,698 (4,123,000 shares) and $0 (0 shares), respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", Eagle Cold Storage Enterprise Co. treated the stock which was held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963 and $0, respectively, based on its equity ownership in Eagle Cold Storage Enterprise Co..

(7) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 (NT dollars) and $23.77 (NT dollars), per share, respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 (NT dollars) per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In 2002, Kai Yu Investment Co., Ltd. and President International Development Corp. sold the Company's common stock, at the average price of $13.36 (NT dollars) and $13.51 (NT dollars) per share, respectively. As of December 31, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., did not hold any of the Company's common stock.

7. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2002 and 2001, revaluation and accumulated depreciation of fixed assets are listed as follows:

	December 31,2002		December 31,2001	
Assets	Revaluation	Accumulated depreciation	Revaluation	Accumulated depreciation
Land	$ 2,215,507	$ —	$ 2,215,507	$ —
Buildings	127,798	1,258,232	136,797	1,229,611
Machinery and equipment	61,511	4,815,235	64,684	4,487,557
Electrical installations	8,342	263,296	8,725	249,273
Transportation equipment	1,178	102,636	1,178	103,564
Furniture and fixtures	293	1,612,196	300	1,539,031
Leased property	—	96,712	—	79,199
Leasehold improvements	—	88,943	—	78,839
Other equipment	25,707	1,958,160	29,885	1,788,821
	$ 2,440,336	$ 10,195,410	$ 2,457,076	$ 9,555,895

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amounts of revalued appreciation credited to capital reserve was $1,984,813.The balance of capital reserve-assets revaluation was $452,131 as of December 31, 2002 and 2001.

(2) The balance of the provision for land-value increment tax on December 31, 2002 and 2001 was $1,291,803.

(3) Interest expenses before capitalization in 2002 and 2001 were $1,064,201 and $1,387,855, respectively. Interest capitalized totaled $132,840 and $172,484 with interest rates of 4.23% and 5.30% for 2002 and 2001, respectively.

(4) As of December 31, 2002 and 2001, the Company has purchased land in the amount of $59,304 for expansion of plant facilities. This agricultural land has yet to be rezoned for industrial purposes. Accordingly, the land title has not been officially transferred to the Company. However, the Company has secured deeds and other ownership documents to ensure ownership.

(5) Leased property

The terms of the major leased properties are summarized below:

A. Upon the expiration of the lease contract, the title of the leased properties accounted for under capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8.1997-7.2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
	$ 254, 440	

B. As of December 31, 2002, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total rental payments
2003	$ 31, 871	$ 33, 671
2004	29, 267	34, 302
2005	25, 663	33, 237
2006	21, 759	30, 949
2007	19, 697	30, 949
2008 and thereafter	68, 932	141, 847
	197, 189	$ 304, 955
Less: Liabilities under capital lease within one year	(31, 871)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 165, 318	

8. ASSETS HELD FOR LEASE

	Cost			Accumulated depreciation			
December 31, 2002	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 107,584	$ 215,383	$ 322,967	$ –	$ –	$ –	$ 322,967
Buildings	531,601	14,075	545,676	(203,624)	(12,616)	(216,240)	329,436
Machinery and equipment	420	–	420	(250)	–	(250)	170
Electrical installations	30,172	–	30,172	(22,160)	–	(22,160)	8,012
Furniture and fixtures	3,709	–	3,709	(2,785)	–	(2,785)	924
Other equipment	180,674	4,299	184,973	(120,325)	(4,297)	(124,622)	60,351
	$ 854,160	$ 233,757	$ 1,087,917	($ 349,144)	($ 16,913)	($ 366,057)	$ 721,860

	Cost			Accumulated depreciation			
December 31, 2001	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ –	$ –	$ –	$ 447,218
Buildings	636,820	14,075	650,895	(217,655)	(12,399)	(230,054)	420,841
Machinery and equipment	420	–	420	(203)	–	(203)	217
Electrical installations	31,255	–	31,255	(20,059)	–	(20,059)	11,196
Furniture and fixtures	2,221	–	2,221	(2,002)	–	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$ 1,180,481	$ 233,757	$ 1,414,238	($ 384,405)	($ 16,696)	($ 401,101)	$ 1,013,137

(1)Rental revenues in 2002 and 2001 were $183,662 and $240,493, respectively.

(2)The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

December 31, 2002	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 120,992	$ 35,284	$ 156,276	$ —	$ —	$ —	$ 156,276
Buildings	152,341	10,296	162,637	(123,945)	(10,168)	(134,113)	28,524
Machinery and equipment	526,043	1,175	527,218	(357,221)	(1,175)	(358,396)	168,822
Electrical installations	10,879	352	11,231	(10,641)	(352)	(10,993)	238
Furniture and fixtures	4,266	—	4,266	(4,213)	—	(4,213)	53
Other equipment	86,897	4,366	91,263	(73,840)	(4,366)	(78,206)	13,057
	$ 901,418	$ 51,473	$ 952,891	($ 569,860)	($ 16,061)	($ 585,921)	$ 366,970

December 31, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ —	$ —	$ —	$ 151,472
Buildings	45,135	1,297	46,432	(39,088)	(1,225)	(40,313)	6,119
Machinery and equipment	203,877	526	204,403	(153,827)	(526)	(154,353)	50,050
Electrical installations	7,416	—	7,416	(7,332)	—	(7,332)	84
Furniture and fixtures	3,953	—	3,953	(3,810)	—	(3,810)	143
Other equipment	23,994	394	24,388	(21,584)	(394)	(21,978)	2,410
	$ 400,563	$ 37,501	$ 438,064	($ 225,641)	($ 2,145)	($ 227,786)	$ 210,278

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China.

Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

10. DEFERRED EXPENSES

	December 31, 2002	December 31, 2001
Beginning balance	$ 289,364	$ 315,614
Additions	45,301	44,602
Decreases	(619)	(3,535)
Amortization and depreciation	(91,004)	(67,317)
Ending balance	$ 243,042	$ 289,364

(1) The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rent paid quarterly or based on the units-of-production is treated as current expense.

(2) The decrease in 2002 and 2001 represents purchase returns from the design of website software and sales of vending machine.

11. LONG-TERM RECEIVABLES

	December 31, 2002	December 31, 2001
Long-term notes receivable	$ 1,500	$ 2,215
Long-term accounts receivable	1,357	44,079
Employee car loans	21,299	27,658
Less: Allowance for doubtful accounts	(2,211)	(33,106)
	$ 21,945	$ 40,846

12. SHORT-TERM LOANS

	December 31, 2002	December 31, 2001	Collateral or security
Unsecured bank loans	$ 343,777	$ 953,223	—
Bank draft	—	41	—
	$ 343,777	$ 953,264	
Range of interest rates	1.763%-2.45%	2.42%-6.915%	

13. LONG-TERM LOANS

	December 31, 2002	December 31, 2001	Collateral or security
Unsecured bank loans	$ 17,315,000	$ 14,744,000	—
Note issuance facilities	4,100,000	7,350,000	—
	21,415,000	22,094,000	
Less: Prepaid interest	(21,626)	(56,935)	
Current portion of long-term loans	(2,500,000)	(375,000)	
	$ 18,893,374	$ 21,662,065	
Range of maturity dates	3.1.2004-9.18.2007	6.12.2003-6.28.2006	
Range of interest rates	2.20%-4.65%	2.50%-6.65%	

14. RETIREMENT PLAN

(1) Under the terms of the retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with the 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $111,650 and $88,749 for 2002 and 2001, respectively. As of December 31, 2002 and 2001, the retirement fund balance with the Central Trust of China, was $1,851,215 and $1,884,841, respectively.

(3) The net periodic pension cost for the period ended December 31, 2002 and 2001 consists of the following factors:

	2002	2001
Service cost	$ 119,421	$ 120,319
Interest cost	137,716	152,171
Expected return on plan assets	(78,248)	(110,127)
Amortization of the unrecognized net obligation at transition	25,763	25,763
Amortization of the unrecognized prior service cost	16,276	—
Loss not recognized as pension cost	23,623	4,365
Net periodic pension cost	$ 244,551	$ 192,491

(4) The Company adopted FAS No. 18 "Accounting for Pension Plan" of the R.O.C. The assumptions used to measure the funded status of the plan are as follows:

	2002	2001
Discount rate	4.00%	4.25%
Rate of increase in compensation levels	2.82%	2.82%
Expected return on plan assets	3.25%	4.00%

(5) The funded status of the plans at November 30, 2002 and 2001 were as follows:

	November 30, 2002	November 30, 2001
Benefit obligation:		
Vested benefit obligation	($1,068,364)	($ 913,275)
Non-vested benefit obligation	(1,627,633)	(1,550,994)
Accumulated benefit obligation	(2,695,997)	(2,464,269)
Additional benefit based on future salaries	(750,825)	(776,117)
Projected benefit obligation	(3,446,822)	(3,240,386)
Plan assets at fair value	1,891,627	1,956,213
Plan funded status	(1,555,195)	(1,284,173)
Unrecognized net transition obligation	206,102	231,865
Unrecognized prior service cost	170,904	187,180
Unrecognized plan assets loss	760,605	583,886
Accrued pension cost	($ 417,584)	($ 281,242)
Minimum pension liability	($ 804,370)	($ 508,056)
Vested benefit	$1,280,379	$1,107,031

15. COMMON STOCK

(1) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No. 139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) The Company retired 5,671,000 shares of treasury stock on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stocks, the total paid-in capital was $33,419,862, consisted of 3,341,986,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(3) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital will be $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

16.CAPITAL RESERVE

(1) According to the R.O.C. Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

17.RETAINED EARNINGS

(1) According to the R.O.C. Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the R.O.C. Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' dividends are to represent 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees'

bonuses.

(3) As of April 2, 2003, the Company has not yet held the board of directors meeting to discuss the earnings distribution proposal for fiscal year 2002. The related information will be available from the Market Observation Post System website of Taiwan Stock Exchange Corporation once the resolution is approved by the board of directors and shareholders. The information on the distribution of 2001 earnings in accordance with the resolution adopted by the Board of Director and approved in the stockholders' meetings was as follows:

		Approved in the stockholders' meeting
A.Distribution:		
(i) Employees' cash bonuses	$	164, 337
(ii) Employees' stock bonuses		—
(iii) Directors' and supervisors' remuneration		54, 779
B.Information about earnings per share (in dollars)		
(i) Original EPS (Note 1)		0. 90
(ii) Imputed EPS (Note 2)		0. 84

(Note 1) The original EPS was not retroactively adjusted in accordance with the issuance of capitalization of earnings and employees' bonuses.

(Note 2) Imputed EPS = (net income – employees' bonuses – Directors' and supervisors' remuneration)/weighted average number of shares outstanding for 2001.

(4) As of December 31, 2002 and 2001, the balance of unappropriated earnings were as follows:

	2002	2001
(A) Unappropriated earnings before 1997	$ 157, 057	$ 485, 556
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	1, 508, 760	3, 012, 445
B: 10% income tax paid balance	160, 141	1, 251
	$ 1, 825, 958	$ 3, 499, 252

(5) As of December 31, 2002 and 2001, the imputation tax credit account balance amounted to $740 and $10,851, respectively. The Company distributed 2001 net income as dividends in accordance with the resolution adopted at the stockholders' meeting on June 28, 2002, and the date of dividends distribution was August 23, 2002 adopted at a meeting of Board of Directors. The creditable ratio was 19.08%. As of December 31, 2002, the estimated creditable ratio was 0.04%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2002 net income will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(6) According to ROC SFC Ruling, the debit balance of $476,506 of stockholders' equity as of December 31, 2002, should be appropriated as special earnings reserve and not be distributed.

18. TREASURY STOCK

The changes in treasury stock purchased by the Company in 2002 and 2001 was as follows:

Unit：In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	5, 671	17, 859	(5, 671)	17, 859

Unit：In thousands of shares

	2001			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	–	5, 671	–	5, 671

(A) According to the R.O.C. Securities Exchange Law, the percentage of the number of shares of treasury stock shall not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002 and 2001, the balance of the cost of treasury stock purchased and then retired amounted to $178,004 and $58,543, respectively.

(B) According to the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

(C) According to the R.O.C. Securities Exchange Law, the treasury stock acquired for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

19. DEFERRED INCOME TAX AND INCOME TAX EXPENSE

(1) Adjustments for corporate income tax expense and income tax payable were as follows:

	2002	2001
Corporate income tax benefit before cumulative effect of changes in accounting principle	($ 96,899)	($ 168,554)
10% additional income tax on unappropriated earnings	280,089	195,680
	183,190	27,126
Income tax due to cumulative effect of changes in accounting principle	(2,603)	–
Corporate income tax expense	180,587	27,126
Net change amount for deferred income tax assets	(150,669)	(33,637)
Income tax on separately taxed income	(60)	(786)
Over provision of prior year's income taxes	594	20,284
Prepaid and income taxes withheld	(2,997)	(3,547)
Income tax payable	$ 27,455	$ 9,440

(2)The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investment tax credits were as follows:

	December 31, 2002		December 31, 2001	
	Amount	Tax effect	Amount	Tax effect
CURRENT ITEMS:				
Temporary differences				
Bad debt expenses	$ 167, 428	$ 41, 857	$ 110, 545	$ 27, 636
Unrealized inventory obsolescence loss	2, 223	555	5, 864	1, 466
Expenses carried forward	15, 480	3, 870	22, 123	5, 531
Unrealized gain or loss on foreign currency transaction	180	45	2, 849	712
Investments tax credits	—	200, 000	—	200, 000
		$ 246, 327		$ 235, 345
NON-CURRENT ITEMS:				
Temporary differences				
Expenses carried forward	$ 18, 168	$ 4, 542	$ 25, 627	$ 6, 407
Depreciation expenses	(2, 363, 900)	(590, 975)	(2, 322, 129)	(580, 532)
Investment income or loss	1, 160, 828	290, 207	1, 494, 536	373, 634
Pension cost	220, 512	55, 128	5, 635	1, 409
Loss carryforwards	826, 880	206, 720	1, 599, 553	399, 888
Investment tax credits	—	155, 399	—	260, 810
Valuation allowance	—	(21, 000)	—	(199, 944)
		$ 100, 021		$ 261, 672

(3) As of December 31, 2002, the balance of unused tax credits from loss carryforwards was $206,720, which will expire between 2003 and 2006.

(4) As of December 31, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure and expenditure on the development of international trademark were $355,399, and will expire between 2003 and 2005.

(5) The Company's income tax returns for the years through 1999 have been assessed by the Tax Authority. As of April 2, 2003, there were no disputes existing between the Company and the Tax Authority.

20. Basic earnings per common share (EPS)

	2002				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$1, 689, 347	$ 1, 508, 760	3, 374, 846	$ 0. 50	$ 0. 45

	2001				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$3, 040, 886	$3, 013, 760	3, 442, 246	$ 0. 88	$ 0. 88

Weighted average number of shares outstanding during the year has been adjusted retroactively in accordance with the capitalization of earnings in 2002.

Note 5 RELATED-PARTY TRANSACTIONS

1.Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
Cayman President Holdings Ltd.	Subsidiary accounted under the equity method
Uni-President Dream Parks Corp.	Subsidiary accounted under the equity method
President Baseball Team Corp.	Subsidiary accounted under the equity method
Nanlien International Corp.	Subsidiary accounted under the equity method
President International Development Corp.	Subsidiary accounted under the equity method
President Nisshin Corp.	Subsidiary accounted under the equity method
President Kikkoman Inc.	Subsidiary accounted under the equity method
President Chain Store Corp.	Subsidiary accounted under the equity method
Ton Yi Industrial Corp.	Subsidiary accounted under the equity method
Uni-President Oven Bakery Corp.	Subsidiary accounted under the equity method
TTET Union Corp.	Subsidiary accounted under the equity method
Qware Systems & Services Corp.	Subsidiary accounted under the equity method
President Packaging Ind. Corp.	Subsidiary accounted under the equity method
Presicarre Corp.	Subsidiary accounted under the equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted under the equity method
Mech-President Corp.	Subsidiary accounted under the equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted under the equity method
Retail Support International Corp.	Subsidiary accounted under the equity method
President Information Corp.	Subsidiary accounted under the equity method
Prince Housing & Development Corp.	Common chairman
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tung-Tse Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note) (accounted under the equity method)
Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)

(Note):Tun Hsiang Enterprises Corp. changed its relationship with the Company due to the disposal of the equity investments by Kai Yu Investment Co., Ltd. in August, 2001.

2. Transactions with related parties

(1) Purchases

	2002		2001	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 709, 765	3%	$ 698, 307	4%
TTET Union Corp.	480, 711	2%	548, 889	3%
President Packaging Ind. Corp.	420, 542	2%	389, 660	2%
President Nisshin Corp.	307, 311	1%	257, 105	1%
Others (less than 10%)	354, 297	2%	475, 978	2%
	$ 2, 272, 626	10%	$ 2, 369, 939	12%

The terms of purchases and payments (due within one month) to the related parties were the same as those with regular suppliers except for the following companies:

(1) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.
(2) Ton Yi Industrial Corp. pays its account within 50 days.
(3) President Nisshin Corp. pays its account within 15 days.

(2) Sales

	2002		2001	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Tung Ang Enterprises Corp.	$ 4, 878, 071	15%	$ 572, 332	2%
Uni-President Cold-Chain Corp.	4, 233, 571	13%	3, 659, 928	12%
President Chain Store Corp.	2, 487, 904	8%	2, 199, 676	7%
Retail Support International Corp.	1, 110, 273	4%	2, 198, 211	7%
Others (less than 10%)	9, 449, 483	30%	11, 644, 427	37%
	$ 22, 159, 302	70%	$ 20, 274, 574	65%

The terms of collection period for the year ended December 31, 2002 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sales for foodstuff and animal feed products and 10-15 days after sales of soybean products, except that the collection period is two months for sales to the corporations of outlet channels; one month for sales to the corporations that operate both in outlet channels and traditional channels; two weeks for sales to the corporations of traditional channels; 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month； Tung Aug Enterprises Corp. closes it's accounts 10 days and remits in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days from the end of each month; President Chain Store Corp. closes it's accounts 30 days from the end of each month. Except for the collection periods mentioned above, other terms of sales were the same to related and third parties.

(3) Purchase of Investments

	2002	2001
President International Development Corp.	$ —	$ 397, 366
President Chain Store Corp.	—	240, 710
	$ —	$ 638, 076

The Company purchased 20,000,000 shares of common stocks of Scinopharm Taiwan, Limited. and 135,000 shares of common stocks of Parabola Creative Inc. from President Chain Store Corp. and 36,000,000 shares of common stocks of Uni-President Glass Industrial Co., Ltd. from President International Development Corp. to consult expert to estimate opinion at negotiated prices in 2001.

(4) Sale of investments

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President Chain Store Corp.	$ 3, 792, 879	$ 850, 387	$ 2, 942, 492	$ 635, 631	$ 376, 280	$ 259, 351
Nanlien International Corp.	—	—	—	203, 844	110, 150	93, 694
President International Development Corp.	—	—	—	54, 835	13, 650	41, 185
	$ 3, 792, 879	$ 850, 387	$ 2, 942, 492	$ 894, 310	$ 500, 080	$ 394, 230

(A)The Company sold 3,960,000 shares of President Pharmaceutical Corp. and 36,208,000 shares of Presicarre Corp. to President Chain Store Corp. at negotiated price in 2002.

(B)The Company sold 2,200,000 shares of Retail Support International Corp.; 7,140,000 Shares of Uni-President Cold-Chain Corp.; 5,250,000 shares of President Transnet Corp.;10,440,000 shares of President Musashino Corp.; 2,400,000 shares of President Information Corp.; 31,219,000 shares of Mech-President Corp ;1,658,000 shares of President Yamako Corp. ; 3,600,000 shares of Uni-President Oven Bakery Corp. to President Chain Store Corp. in 2001; sold 4,000,000 shares of Retail Support International Corp; 3,038,000 shares of Union Chinese Corp; 1,530,000 shares of Tone Chu Enterprises Corp. to Nanlien International Corp. in 2001; sold 4,419,000 shares of Presitex Co., Ltd. and 1,000,000 shares of 365 Uol.Com Limited to President International Decelopment Corp. with a negotiated price based on expert opinion in 2001.

(5) Purchases of property, plant and equipment

	Item	2002	2001
Qware Systems & Service Corp.	Furniture and fixtures	$ 27, 221	$ 59, 352
President Information Corp.	Furniture and fixtures	1, 283	9, 981
Mech-President Corp.	Transportation equipment	300	9, 843
Other (less than 10%)	Transportation equipment, Furniture and fixtures and Other equipment.	2, 744	1, 226
		$ 31, 548	$ 80, 402

The Company purchased above fixed assets from related parties at negotiated prices.

(6) Disposal of property, plant and equipment

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 257, 557	$ 255, 748	$ 1, 809	$ 196, 721	$ 195, 729	$ 992
Retail Support International Corp.	50, 755	50, 755	—	—	—	—
Uni-President Oven Bakery Corp.	—	—	—	96, 816	96, 816	—
Others (less than 10%)	10, 981	7, 367	3, 614	23, 745	23, 300	445
	$ 319, 293	$ 313, 870	$ 5, 423	$ 317, 282	$ 315, 845	$ 1, 437

The Company sold fixed assets to related parties at negotiated prices.

(7) Rental income

	Rent collection frequency	2002	2001
Uni-President Vender Corp.	Monthly	$ 201, 413	$ 225, 706
Retail Support International Corp.	Monthly	56, 071	104, 231
Uni-President Cold-Chain Corp.	Monthly	35, 387	58, 916
Others (less than 10%)	Monthly	94, 197	96, 117
		$ 387, 068	$ 484, 970

Rents are charged based on the existing lease agreements at negotiated prices.

(8) Other income

	2002	2001
Management and technical consultancy fees:		
Ztong Yee Industrial Co., Ltd.	$ 25, 200	$ 25, 200
Tung Ang Enterprises Corp.	20, 469	15, 957
Others (less than 10%)	156, 496	244, 252
	202, 165	285, 409
Other income：		
Tung-Yu Enterprises Corp.	43, 626	5, 807
Tung Hsiang Enterprises Corp.	40, 454	51, 122
Others (less than 10%)	219, 819	312, 007
	303, 899	368, 936
	$ 506, 064	$ 654, 345

(9) Processing expenses

	2002	2001
TTET Union Corp.	$ 133, 355	$ 101, 895

(10) Other expenses

	2002	2001
Advertisement expenses :		
Uni-President Dream Parks Corp.	$ 646, 610	$ 562, 209
President Baseball Team Corp.	95, 057	95, 746
Others (less than 10%)	111, 766	152, 141
	853, 433	810, 096
Other expenses :		
Uni-President Cold-Chain Corp.	172, 826	217, 829
Kuan Chang Enterprises Corp.	90, 705	90, 899
President Chain Store Corp.	7, 966	99, 270
Others (less than 10%)	220, 822	197, 892
	492, 319	605, 890
	$ 1, 345, 752	$ 1, 415, 986

(11) Notes receivable

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Tung-Tse Corp.	$ 17, 369	2%	$ 12, 033	2%
Tung Ang Enterprises Corp.	—	—	5, 966	1%
Uni-President Dream Parks Corp.	—	—	4, 530	—
President Nisshin Corp.	—	—	3, 485	—
Others (less than 10%)	4, 214	1%	6, 780	1%
	$ 21, 583	3%	$ 32, 794	4%

(12) Accounts receivable

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Uni-President Cold-Chain Corp.	$ 417, 652	12%	$ 256, 154	9%
Tung Ang Enterprises Corp.	396, 386	12%	31, 924	1%
President Chain Store Corp.	314, 470	9%	179, 468	7%
Tun Hsiang Enterprises Corp.	237, 005	7%	351, 655	13%
Retail Support International Corp.	122, 061	4%	233, 706	8%
Others (less than 10%)	832, 439	24%	759, 221	28%
	$2, 320, 013	68%	$1, 812, 128	66%

(13) Other receivables

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Tung Ang Enterprises Corp.	$ 36,370	10%	$ 8,863	—
Ztong Yee Industrial Co., Ltd.	25,200	7%	25,200	2%
President Kikkoman Inc.	15,446	4%	11,039	1%
Tun Hsiang Enterprises Corp.	14,274	4%	16,063	1%
Presicarre Corp.	—	—	80,000	6%
Others (less than 10%)	36,296	10%	37,896	3%
	$ 127,586	35%	$ 179,061	13%

(14) Accounts payable

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 63,671	4%	$ 55,505	5%
TTET Union Corp.	56,639	3%	26,729	2%
President Packaging Ind. Corp.	42,336	3%	39,325	3%
President Nisshin Corp.	26,781	2%	24,218	2%
Ton Yi Industrial Corp.	22,393	1%	27,807	2%
Others (less than 10%)	10,106	1%	17,857	1%
	$ 221,926	14%	$ 191,441	15%

(15) Accrued expenses

	December 31, 2002		December 31, 2001	
	Amount	Percentage	Amount	Percentage
Uni-President Dream Parks Corp.	$ 77,528	5%	$ 67,001	4%
President Chain Store Corp.	25,466	2%	50,605	3%
Others (less than 10%)	254,336	18%	197,684	13%
	$357,330	25%	$315,290	20%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2002	December 31, 2001
Cayman President Holdings Ltd.	$ 14, 158, 712	$ 14, 220, 141
President International Development Corp.	3, 200, 000	2, 800, 000
Others (less than 10%)	8, 164, 497	9, 232, 079
	$ 25, 523, 209	$ 26, 252, 220

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp) jointly purchased a parcel of land (located in Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defence. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2001, President Chain Store Corp. signed a permanent technical cooperation contract (the Contract) with the Southland Corporation . Under the terms of the contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligations to Southland Corporation due under the Contract.

(B) Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2002, the minimal ownership was revised to 40%.

Note 6 PLEDGED ASSETS

As of December 31, 2002 and 2001, the pledged assets were as follows:

Assets	Purpose of collateral	December 31, 2002	December 31, 2001
Land	Revolving credit facility	$1, 174, 808	$1, 170, 981
Buildings - net	Revolving credit facility	381, 443	450, 745
Machinery and equipment - net	Revolving credit facility	52	197
		$1, 556, 303	$1, 621, 923

Note 7 CONTINGENT LIABILITIES AND COMMITMENTS

1. As of December 31, 2002 and 2001, the remaining balance due for construction in progress and advances to suppliers were as follows:

	December 31, 2002	December 31, 2001
Construction in progress	$ 794, 120	$ 952, 944
Advance to suppliers	532, 014	411, 633
	$ 1, 326, 134	$ 1, 364, 577

2. As of December 31, 2002, and 2001, total letters of credit opened and unused were $1,205,809 and $1,183,575, respectively.

3. In November 1999, the Company borrowed $800,000 from China Development Industrial Bank under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December 2001, the repayment terms of the loan agreement were revised from November 15, 2001 to November 15, 2004 (However, the credit period is from March 25, 2002 to March 25, 2005.). Under the terms of the loan agreement the Company agrees that:
(1)To maintain a current ratio above 70%.
(2)To maintain a debit ratio be below 150%.
(3)To ensure that, if the ratios mentioned above do not meet the requirements, the Company will improve them within six months.

4. In August 2001, the Company signed a $4,200,000 5-year syndicated credit facility agreement from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement, the Company agrees that:
   (1) The current ratio shall be above 70%.
   (2) The debt ratio shall be below 100%.
   (3) The ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.
   (4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall require written consent from bank syndication.

5. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facility agreement including Note issuance facilities and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：
   (1) The current ratio shall be above 80%.
   (2) The debt ratio shall be below 100% from 2000, retroactively.
   (3) If the ratios mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.
   (4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be communicated to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

6. In September 2002, the Company signed a $6,000,000 5-year syndicated credit facility agreement, including Note issuance facilities and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Standard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：
   (1) The year-end audited consolidated tangible stockholder's equity shall not be less than $30,000,000.
   (2) The debt ratio computed from the year-end non-consolidated audited financial statements shall not be above 150%.
   (3) The interest coverage ratio computed from the year-end non-consolidated audited financial statements shall not be below 200%.

(4) The current ratio computed from the year-end non-consolidated audited financial statements shall not be below 80%.

7. As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDS, have the same rights and responsibilities as holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same rights to receive dividends as holders of registered common shares.

Note 8 SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9 SIGNIFICANT SUBSEQUENT EVENT:

As approved by the meeting of the Board of Directors on November 28, 2002, the Company issued five-year secured domestic bonds for repaying the bank loan and decreasing the cost of interest. The issue of five-year secured domestic bonds has been approved by SFC on January 8, 2003, and bonds were sold on January 28, 2003. The significant terms of the bonds were as follows:

(A) Total amount issued:

The Company issued five-year secured domestic bonds totaling $1,800,000, including $500,000 of A bonds, $300,000 of B bonds, $200,000 of C bonds and $400,000 of D and E bonds.

(B) Issue price: Each with face value of $1,000.

(C) Coupon rate:

The five-year secured domestic bonds can be divided into five kinds of bonds, A,B,C,D and E.(Note) And the coupon rate of A, B and D bonds is 3.95% less the floating interest rate. The coupon rate of C and E bonds is 3.951% less the floating rate.

(D) The term of interest repayment:

The interest of bonds are repayable in installments every six months from January 28, 2003 on the coupon rate.

(E) The term of repayment:

The A bonds are repayable starting January 2006 to January 2008 in three yearly installments at the rate of 30%, 30% and 40%. The B,C,D, and E bonds are repayable on January 28, 2008 upon the maturity of the bonds.

(F) Period: 5 years, from January 28, 2003 to January 28, 2008.

(Note): The guarantee bank of A bonds is International Commercial Bank of China, the guarantee bank of B and C bonds is Chang Hwa Bank and the guarantee bank of D and E bonds is Taiwan Bank.

Note 10 OTHER :

1.INFORMATION OF INVESTMENTS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company had no derivative financial instrument transactions in 2002 or 2001.

2. FAIR VALUE OF NON－DERIVATIVE FINANCIAL INSTRUMENTS

	December 31,2002		December 31,2001	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets with the same fair and book value	$ 4, 544, 085	$ 4, 544, 085	$ 4, 878, 176	$ 4, 878, 176
Short-term investments	—	—	1, 618, 712	1, 618, 712
Long-term investments	45, 210, 264	56, 637, 692	45, 740, 485	56, 046, 343
Guaranteed deposits	85, 515	85, 515	86, 257	86, 257
Long-term receivables	21, 945	21, 945	40, 846	40, 846
Financial liabilities				
Financial liabilities with the same fair and book value	6, 171, 486	6, 171, 486	6, 151, 517	6, 151, 517
Long-term loans	18, 893, 374	18, 893, 374	21, 662, 065	21, 662, 065
Long-term payables	165, 318	165, 318	178, 201	178, 201
Provision for retirement plan	811, 535	1, 555, 195	522, 646	1, 284, 173
Customers' deposits	69, 603	69, 603	73, 665	73, 665

The methods and assumptions applied on the fair values of financial instruments are summarized as follows:

(1) The due dates of short-term financial instruments are near the balance sheet day (December 31, 2002). Accordingly, the fair value of short-term financial instruments are estimated based on the book value at the balance sheet which include the accounts of cash and cash equivalent, notes and accounts receivable, other receivables, short–term loans, notes and accounts payable, income tax payable, accrued expenses, other payables and the current portion of long–term liabilities.

(2) The fair value of mutual funds are estimated based on the net assets value at the balance sheet date.

(3) The fair value of long-term investments is based on the market value. The fair value investments without any market value is based on the net equities of the investee companies.

(4) The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2002.

(5) The fair value of long-term loans, long-term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2002.

(6) The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured at November 30, 2002 and 2001.

3.PRESENTATION OF FINANCIAL STATEMENT:

Certain accounts's the 2001 financial statements have been reclassified to conform with the presentation adopted for 2002 financial statements.

Note.11 Additional Disclosures Information

1.Significant Transactions Information (For the year ended December 31, 2002)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Kai Yu Investment (BVI) Co., Ltd.	Other receivables	US$ 80	$ 80	—	2	$ —	Business turn	$ —	—	$ —	US$ 80,000	US$ 100,000 (Note 1)
		Hong Kong President Holdings Ltd.	Other receivables	US 2	US —	—	2	—	Business turn	—	—	—	US 80,000	US 100,000 (Note 1)
2	Cayman President Holdings Ltd.	Prospect Top Development Ltd.	Receivable – related party	US 7,326	US 7,326	—	2	—	Investment loan	—	—	—	US 50,000	US 100,000 (Note 1)
3	President Global Corp.	President East Co.	Notes receivables	US 205	US 200	6.00%	1	US 650 (sales)	—	—	—	—	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	—	1	US 389 (sales)	—	—	—	—	US 3,000	US 4,000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,285	CAN 6,088	7.06%	2	—	Investment loan	—	Land and Building second Mortgage	CAN 14,810	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	1,063,925	—	—	1	3,439,198 (sales)	—	—	—	—	4,135,555	8,271,110 (Note 2)
6	Mech-President Co., Ltd.	Shanghai President machine Co., Ltd.	Other receivables	33,118	—	—	2	—	Business turn	—	—	—	50,000	188,244 (Note 1)
7	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivables	PESO 45,650	PESO 45,650	7.00%	2	—	Investment loan	—	—	—	PESO 80,000	PESO 93,568 (Note 1)
8	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	111,254	111,254	—	2	—	Investment loan	64,441	—	—	200,000	300,000 (Note 1)
		Tunnel Internation Marketing	Other receivables	7,488	7,488	—	2	—	Investment loan	—	—	—	200,000	300,000 (Note 1)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
		Tunnel 88 Internation Corp.	Other receivables	$ 695	$ 348	—	2	$ —	Investment loan	—	—	$ —	$ 200,000	$ 300,000 (Note 1)
9	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	117,677	117,677	—	2	—	Basiness turn	—	—	—	200,000	300,000 (Note 1)
10	President International investment (BVI) Holdings Ltd.	Hong Kong Xiang Lu Industrial Ltd.	Other receivables – related party	US 8,509	US 8,509	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
11	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,214	US 5,021	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,811	US 1,276	—	1、2	US 572 (sales)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Cayman Fujian Ton Yi Holdings Ltd.	Other receivables	US 25	US 25	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Cayman Jiangsu Ton Yi Holdings Ltd.	Other receivables	US 19	US 19	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
12	President Life Sciences Cayman Co., Ltd.	A-Spine Holding Group Corp.	Other receivables	US 2,000	US 2,000	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
		Aura Biosystems Inc.	Other receivables	US 1,000	US 1,000	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
13	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
14	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	1、2	US 178 (sales)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,208	US 986	—	1、2	US 2,558 (sales) US 1,125 (purchases)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
15	Wuxi Ton Yi Industrial Packaging Corp.	Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US$ 2,572	US$ 2,572	—	1、2	US$ 335 (sales) US 853 (purchases)	Basiness turn	—	—	$ —	$ 4,135,555	$ 8,271,110 (Note 2)
		Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465	—	—	1、2	US 868 (sales) US 8,229 (purchases)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan requires the board of directors' approval and should be reported at the stockholders meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Trading partner.

2.Short – term financing.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20, 605, 004	$ 15, 132, 879	$ 14, 158, 712	$ —	34. 36	$ 41, 210, 007	(Note 1)
0		President International Development Corp.	2	20, 605, 004	3, 200, 000	3, 200, 000	—	7. 77	41, 210, 007	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	20, 605, 004	2, 388, 742	2, 211, 482	—	5. 37	41, 210, 007	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	20, 605, 004	1, 353, 000	1, 138, 000	—	2. 76	41, 210, 007	(Note 1)
0		Tone Sang Construction Corp.	2	20, 605, 004	780, 000	670, 000	—	1. 63	41, 210, 007	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	20, 605, 004	1, 429, 552	623, 964	—	1. 51	41, 210, 007	(Note 1)
0		President Asia Enterprises Inc.	3	20, 605, 004	805, 096	604, 050	—	1. 47	41, 210, 007	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	20, 605, 004	522, 000	552, 000	—	1. 27	41, 210, 007	(Note 1)
0		Uni-Splendor Corp.	6	20, 605, 004	475, 000	475, 000	—	1. 15	41, 210, 007	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	20, 605, 004	450, 060	384, 000	—	0. 93	41, 210, 007	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	20, 605, 004	310, 000	310, 000	—	0. 75	41, 210, 007	(Note 1)
0		Uni- President (USA), Inc.	3	20, 605, 004	311, 500	309, 720	—	0. 75	41, 210, 007	(Note 1)
0		President Pharmaceutical Corp.	2	20, 605, 004	210, 000	210, 000	—	0. 51	41, 210, 007	(Note 1)
0		Century Quick Service Restaurant Corp.	3	20, 605, 004	250, 000	200, 000	—	0. 49	41, 210, 007	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	20, 605, 004	200, 000	200, 000	—	0. 49	41, 210, 007	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		Presitex Co., Ltd.	3	$ 20,605,004	$ 150,119	$ 96,940	$ —	0.24	$ 41,210,007	(Note 1)
0		President Packaging Ind. Corp.	1	20,605,004	130,280	60,341	—	0.15	41,210,007	(Note 1)
0		President Entertainment Corp.	2	20,605,004	50,000	50,000	—	0.12	41,210,007	(Note 1)
0		President Global Corp.	2	20,605,004	35,080	35,000	—	0.08	41,210,007	(Note 1)
0		President Baseball Team Corp.	2	20,605,004	34,000	34,000	—	0.08	41,210,007	(Note 1)
0		President Digital Network Corp.	2	20,605,004	30,000	30,000	—	0.07	41,210,007	(Note 1)
0		Hong Kong President Holdings Ltd.	3	20,605,004	594,990	—	—	—	41,210,007	(Note 1)
0		President International Trade and Investment Corp.	2	20,605,004	224,134	—	—	—	41,210,007	(Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	20,605,004	100,000	—	—	—	41,210,007	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	3	US 39,829	US 2,802	—	—	—	US 79,657	(Note 2)
2	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20,000	US 2,750	US 2,750	—	8.84	US 100,000	(Note 3)
2		Xinjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,610	—	—	—	US 100,000	(Note 3)
2		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 600	—	—	—	US 100,000	(Note 3)
3	Kai Yu Investment Co., Ltd.	Uni- President Enterprises Corp.	4	100,000	2,000	2,000	—	0.57	500,000	(Note 4)
4	President Global Corp.	Ameripec Inc.	3	US 3,184	US 835	—	—	—	US 5,306	(Note 5)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
5	Nanlien International Corp.	Nella Ltd .	3	$ 500,000	$ 72,260	$ 51,350	$ —	4.04	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	20,000	20,000	—	1.57	1,000,000	(Note 6)
5		Wei Lian Enterprises Corp.	3	500,000	7,250	5,000	—	0.39	1,000,000	(Note 6)
5		Tung Jun International Corp.	3	500,000	10,000	4,000	—	0.31	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.16	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	396	—	0.03	1,000,000	(Note 6)
5		Tung Yu Corp.	3	500,000	45,500	—	—	—	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	—	—	—	1,000,000	(Note 6)
5		Chuan Jie Corp.	1	500,000	1,200	—	—	—	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	1	500,000	800	—	—	—	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	600	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	525	—	—	—	1,000,000	(Note 6)
6	President International Development Corp.	President International Investment (BVI) Co., Ltd.	3	652,079	US 5,000	US 2,500	—	0.67	2,608,316	(Note 7)
6		Presitex Co., Ltd.	3	652,079	14,655	14,655	—	0.11	2,608,316	(Note 7)
6		Kao Hsiung Rapid Transit Corp.	6	652,079	100,000	—	—	—	2,608,316	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	2,341,791	820,000	720,000	—	6.15	5,854,479	(Note 8)
7		President Transnet Corp.	3	2,341,791	460,000	460,000	—	3.93	5,854,479	(Note 8)
7		President Drugstore Business Corp.	3	2,341,791	270,000	270,000	—	2.31	5,854,479	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	2,341,791	US 3,500	US 3,500	—	1.04	5,854,479	(Note 8)
7		Philippine Seven Corp.	3	2,341,791	US 2,000 PESO 80,000	US 2,000 PESO 80,000	—	1.04	5,854,479	(Note 8)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
7		President Packaging Ind. Corp.	6	$ 2,341,791	$ 134,495	$ 62,438	$ —	0.53	$ 5,854,479	(Note 8)
7		President Yamako Corp.	3	2,341,791	35,000	35,000	—	0.30	5,854,479	(Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	2,341,791	100,000	—	—	—	5,854,479	(Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11,579,554	US 267,530	US 153,683	—	32.33	11,579,554	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,579,554	US 22,430	US 14,196	—	2.99	11,579,554	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 33,200	US 12,526	—	2.64	11,579,554	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 38,339	US 5,000	—	1.05	11,579,554	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,579,554	US 1,972	US 1,972	—	0.41	11,579,554	(Note 9)
9	Tong Ho Development Co., Ltd.	Gu Hsiang Corp.	3	99,137	136,000	95,000	—	38.33	123,922	(Note 10)
10	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 13,767	US 3,150	US 3,150	—	11.44	US 27,534	(Note11)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	CAN 18,000	—	CAN 40,000	(Note12)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7,421	US 3,500	US 3,500	—	9.43	US 18,552	(Note13)
13	Cayman Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 48,383	US 44,743	—	(Note 14)	11,579,554	(Note14)
13		Fujian Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 68,594	US 36,750	—	(Note 14)	11,579,554	(Note14)
13		Chengdu Ton Yi Industrial Packaging Corp.	3	11,579,554	US 4,000	US 1,970	—	(Note 14)	11,579,554	(Note14)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
13		Wuxi Ton Yi Industrial Packaging Corp.	3	$ 11,579,554	US$ 2,480	US$ 1,970	$ —	(Note 14)	$ 11,579,554 (Note14)
14	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 450,076	RMB 23,000	—	—	—	RMB 1,350,229 (Note15)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,579,554	US 5,704	US 5,704	—	(Note 14)	11,579,554 (Note14)
16	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 7,420	US 7,420	—	(Note 14)	11,579,554 (Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 78,170	RMB 63,000	RMB 46,000	—	11.77	RMB 234,509 (Note16)
17		Shenyang President Enterprises Co., Ltd.	3	RMB 78,170	RMB 18,000	RMB 18,000	—	4.61	RMB 234,509 (Note16)
17		President Enterprises (Chain) Investment Co., Ltd.	4	RMB 78,170	RMB 10,000	—	—	—	RMB 234,509 (Note16)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 78,170	RMB 8,000	—	—	—	RMB 234,509 (Note16)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB 78,170	RMB 5,000	—	—	—	RMB 234,509 (Note16)
18	Guangzhou President Enterprises Co., Ltd.	Fuzhou President Enterprises Co., Ltd.	3	RMB 49,697	RMB 40,000	RMB 40,000	—	16.10	RMB 149,090 (Note16)
19	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 34,000	RMB 23,000	—	7.70	RMB 179,313 (Note16)
19		Nanchang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 35,000	RMB 5,000	—	1.67	RMB 179,313 (Note16)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
20	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 31,570	RMB 25,000	RMB 15,000	$ —	9.50	RMB 94,710 (Note16)
20		Beijing President Enterprises Drinks Co., Ltd.	3	RMB 31,570	RMB 34,000	—	—	—	RMB 94,710 (Note16)

(Note 1)The total amount of transations of endorsement equal to 100% of the Company's net worth, and the limit of transations of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Cayman President Holdings Ltd. is US$100,000, and the limit of transations of endorsement for any single entity is US$20,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)The total amount of transations of edorsement equal to 70% of its net worth for Ton Yi Industrial Corp.and the limit of transations of endorsement for any single entity is 70% of its nte worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note10)The total amount of transations of endorsement equal to 50% of the its net worth for Tung Ho Development Co., Ltd. and the limit of transations of endorsement for any single entity is 40% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note12)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note13)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businessses are to be submitted to the Board of directors' meeting for reference.

(Note14)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note15)The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investment Co., Ltd. and the limit of endorsment for any single entity is 20% of its enrolled capital.

(Note16)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of endoraement for single entity is 20% of net worth.

(Note17)The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2002 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni-President Enterprises Corp.	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	45, 012	$ 3, 016, 434	100%	$ 2, 762, 569	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	118, 060	569, 309	100%	1, 019, 143	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	417, 204	100%	542, 669	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	350, 691	100%	353, 615	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	318, 827	100%	331, 915	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	317, 851	100%	227, 420	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	232, 944	100%	207, 414	—
	Stock	Tone Sang Construction Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	146, 382	100%	146, 382	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	996, 535	99. 99%	1, 290, 565	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	805, 630	61. 80%	805, 630	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	7, 525, 095	58. 50%	7, 573, 162	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	118, 538	51. 00%	120, 634	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	144, 876	50. 00%	147, 233	—
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	344, 236	5, 487, 271	44. 59%	18, 087, 884	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 169, 548	43. 34%	6, 330, 877	—

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150, 000	$ 1, 465, 140	42. 86%	$ 1, 465, 140	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 528	132, 961	42. 18%	183, 005	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40, 887	476, 436	37. 36%	260, 857	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24, 385	265, 842	30. 84%	331, 557	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	47, 207	651, 887	29. 51%	928, 665	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	302, 014	4, 090, 869	26. 48%	3, 557, 427	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13, 475	133, 113	24. 76%	157, 379	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	74, 228	1, 720, 861	20. 50%	1, 720, 861	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18, 042	239, 907	20. 00%	239, 907	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65, 074	537, 710	17. 59%	270, 907	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20, 206	164, 177	10. 10%	48, 029	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209, 249	2, 312, 425	9. 71%	2, 773, 632	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78, 219	691, 085	14. 46%	987, 029	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87, 214	747, 878	9. 53%	320, 949	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	17, 764	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14, 437	145, 360	7. 22%	88, 159	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	99, 174	—

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 679,726	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,214,744	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	274,094	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.00%	200,524	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	148,795	—
	Stock	Uni-President Dream Parks Corp. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	952,473	0.53%~ 100.00%	991,745	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 27,058	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 8,593	100.00%	US 8,593	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 2,696	100.00%	US 2,696	—
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN	—	Short- term investments	200	US 20,520	—	US 20,046	—

					December 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US$	18, 734	—	US$	18, 302	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	263, 860	100. 00%	US	271, 874	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	25, 145	100. 00%	US	25, 145	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9, 362	60. 00%	US	9, 362	—
	Stock	Gargill President Holdings Pte Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 000	US	9, 356	50. 00%	US	9, 356	—
	Stock	PT ABC President Enterprises Indonesia	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6, 524	US	7, 588	47. 41%	US	7, 588	—
	Stock	Queen Holding (BVI) Limited	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	16, 265	45. 40%	US	16, 265	—
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 801	45. 40%	US	3, 801	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	12, 257	45. 00%	US	12, 257	—

					December 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	6, 525	45. 00%	US$	6, 525	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	2, 931	45. 00%	US	2, 931	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	22, 857	30. 00%	US	22, 857	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 200	US	9, 054	25. 50%	US	9, 054	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	3, 286	3. 21%	US	3, 286	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8, 241	0. 01%~ 100. 00%	US	6, 930	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	1, 261		16, 501	—		16, 652	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	30, 564		526, 015	2. 68%		360, 016	(1)
Kai Yu Investment Co., Ltd.	Stock	Grand Commercial Bank	Director	Short- term investments	19, 433		330, 717	—		165, 041	(2)
	Stock	Prince Housing Development Corp.	Director	Short- term investments	7, 366		68, 628	—		27, 107	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	51, 778		956, 821	100. 00%		956, 821	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	8, 037		110, 825	5. 02%		158, 099	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 — Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24, 452	$ 158, 190	1. 59%	$ 232, 738	(3)
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	168, 684	—~100. 00%	37, 535	—
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3, 951	100. 00%	US 3, 951	—
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	—	US 3, 164	—~50. 00%	US 3, 164	—
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	1, 033	15, 000	—	15, 018	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 119	—
	Stock	Huairen Corp.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	10, 000	100, 000	18. 83%	35, 300	—
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	7, 723	—	7, 795	—
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	91, 139	—	42, 189	—
	Stock	Union chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	8, 048	105, 255	80. 00%	105, 988	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4, 000	141, 956	20. 00%	72, 326	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10, 000	$ 102, 800	0. 67%	$ 86, 735	—
	Stock	Cayman Nanlien Holdings Ltd. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	—	1, 003, 615	2. 50%~ 100. 00%	889, 400	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	5, 445	2. 00%~ 16. 17%	7, 497	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short- term investments	100	1, 000	—	1, 119	—
Parabola Creative Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	9, 757	—	6, 747	—
President International Development Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	12, 082	159, 502	—	159, 515	—
	Beneficiary Certificates	Chung Shing Taiwan Fund etc.	—	Short- term investments	—	55, 000	—	54, 686	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond etc.	—	Short- term investments	—	117, 838	—	117, 374	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21, 291	432, 729	—	202, 651	(4)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	5, 723	193, 511	—	158, 255	(5)
	Stock	World Global Intelligent Network	—	Short- term investments	5, 966	167, 584	—	127, 619	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7, 456	128, 318	—	63, 326	(7)
	Stock	Formosa Chemicals & Fibre Corp. etc.	—	Short- term investments	—	265, 104	—	259, 367	—
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	133, 023	5, 338, 103	100. 00%	5, 338, 103	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	165, 000	$ 1, 353, 464	100. 00%	$ 1, 353, 464	(8)
	Stock	Ton Yu Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	26, 050	260, 206	100. 00%	260, 206	—
	Stock	Ton Shou Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	150, 024	100. 00%	150, 024	—
	Stock	Ton Cheng Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	111, 328	100. 00%	111, 328	—
	Stock	Ton-Jeng Development Corp.	Subsidary accounted by equity method	Long-term investments	150, 000	1, 686, 279	42. 86%	1, 465, 238	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	497, 952	38. 20%	497, 952	(9)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	494, 993	35. 07%	437, 606	(10)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	43, 839	508, 374	24. 90%	571, 944	(11)

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,000	$ 100,000	11.30%	$ 99,063	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	215,179	2,379,869	9.98%	2,862,344	(12)
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,700	110,265	9.91%	113,622	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	15,926	140,546	7.96%	37,856	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39,113	407,806	7.11%	364,603	(13)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253,200	2,532,000	6.15%	2,772,025	(14)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiry accounted by equity method.	Long-term investments	21,247	169,296	5.74%	88,454	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27,000	250,000	2.48%	274,621	(15)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.00%	202,524	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	—	695,787	1.25%~ 50.00%	510,780	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Pharmaceutial	Stock	President Information Corp.	Subsidiary accounted by equity method	Long-term investments	275	$ 2, 500	2. 08%	$ 3, 613	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 119	—
Ton Yi Pharmaceutica Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	4, 556	—	4, 961	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	23, 075	—	22, 285	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 3, 437	20. 00%	CAN 3, 437	—
	Stock	President Canada Construction Inc. etc.	A subsidary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 2, 228)	50. 00%~ 100. 00%	(CAN 2, 228)	(16)
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	5, 351	69, 480	—	70, 655	—
President Organics Co.,	Beneficiary Certificates	James Bond Fund	—	Short- term investments	600	8, 697	—	8, 734	—
President Chain Store Corp.	Beneficiary Certificates	President All Weather Fund etc.	—	Short- term investments	—	50, 060	—	28, 270	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	504, 408	—	229, 256	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46, 405	1, 289, 342	100. 00%	1, 289, 342	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	$ 185, 042	100. 00%	$ 184, 299	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	141, 510	100. 00%	141, 510	—
	Stock	Wisdom Distribution Service Corp.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	9, 433	130, 054	100. 00%	130, 054	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	72, 000	157, 557	80. 00%	32, 658	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	20, 775	306, 095	62. 95%	296, 248	—
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	19, 563	338, 606	60. 00%	270, 821	—
	Stock	President Musashino Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29, 880	327, 685	60. 00%	317, 013	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	8, 223	127, 985	54. 17%	108, 036	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	5, 000	112, 385	25. 00%	90, 277	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director	Long-term investments	20, 000	260, 433	16. 67%	218, 578	—
	Stock	Ton-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	625, 000	14. 28%	488, 381	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	20, 206	202, 064	10. 10%	48, 028	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Presicarre Corp.	Subsudiary accounted by equity method	Long-term investments	36, 208	$ 3, 729, 448	10. 00%	$ 839, 433	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209, 249	2, 299, 197	9. 71%	2, 774, 905	—
	Stock	RK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	99, 174	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11, 000	110, 000	5. 50%	67, 171	—
	Stock	Digital United Inc.	The president is its director	Long-term investments	6, 000	133, 720	3. 41%	107, 376	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	437, 211	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29, 329	140, 534	2. 48%	345, 492	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 00%	200, 524	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42, 400	424, 000	1. 03%	424, 000	—
	Stock	Uni-President Oven Bakery Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	—	848, 658	0. 02%~ 100. 00%	777, 160	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4, 001	(715, 950)	100. 00%	(715, 950)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	17, 764	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	431, 520	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	$ 115,664	1.75%	$ 148,795	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	138,137	0.02%~ 100.00%	139,487	—
Tung Ho Development Co., Ltd.	Stock	Gu Hsiang Co., Ltd. etc.	A subsidiary of Tung Ho Development Co., Ltd. (accounted by equity method)	Long-term investments	—	197,857	100.00%	172,448	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	48,824	—	48,913	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	2,544	37,000	—	37,000	—
President Tokyo Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	26	370	—	391	—
Uni-President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	11,056	160,646	—	160,815	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,500	27,615	25.00%	29,235	—
Retail Support International Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	22,069	291,258	—	291,380	—
	Beneficiary Certificates	James Bond Fund	—	Short-term investments	11,610	168,731	—	168,866	—
	Beneficiary Certificates	NTIC Bond Fund	—	Short-term investments	199	1,994	—	1,902	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	90,073	2.50%~ 51.00%	90,073	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Mech-President Co., Ltd.	Stock	Safety Elevator Corp.etc.	A subsidiary of Mech-President Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	$ 90, 592	0. 01%~ 100. 00%	$ 90, 052	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200	2, 000	—	930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	55, 229	—	55, 570	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450	4, 500	5. 00%	2, 666	—
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 362, 972	100. 00%	RMB 390, 849	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 345, 225	100. 00%	RMB 248, 483	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 290, 063	100. 00%	RMB 298, 855	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 235, 859	100. 00%	RMB 220, 999	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	151, 873	100. 00%	RMB$	157, 850	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	107, 312	100. 00%	RMB	106, 998	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	95, 045	100. 00%	RMB	43, 739	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	92, 791	100. 00%	RMB	92, 799	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	84, 689	100. 00%	RMB	84, 957	—
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	62, 593	100. 00%	RMB	64, 384	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	80, 179	94. 49%	RMB$	48, 661	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	84, 180	80. 00%	RMB	80, 607	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	23, 499	78. 25%	RMB	3, 943	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	42, 729	55. 00%	RMB	59, 757	—
	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	48, 222	49. 00%	RMB	46, 546	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	26, 149	33. 33%	RMB	29, 038	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB	773	15. 00%	RMB	2, 268	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US$	55,064	—	US$	39,502	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	284	US	28,641	—	US	27,794	(17)
	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	175	US	17,955	—	US	17,540	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	9,118	100.00%	RMB	75,473	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7,087	66.66%	RMB	58,665	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3,412	50.00%	RMB	28,241	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7,677	10.00%	RMB	63,760	—
	Stock	Tianjiang President Industrial Co.,Ltd	—	Long-term investments	—	US	3,520	10.00%	RMB	12,180	—
	Stock	President Coffee (Cayman) Holdings Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	4,961	6.10%~100.00%	US	5,587	—
Uni-President Vender Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,744		23,000	—		23,024	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36,024	—		12,756	—
	Stock	Chi Fu Enterprises Corp. etc.	A subsidiary of Union Chinese Corp. (accounted by equity method) etc.	Long-term investments	—		24,725	—		23,825	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US$	6,222	—	US$	7,389	—
International Investment (BVI) Holdings Ltd.	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	42,472	US	57,910	50.00%	US	57,910	—
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,833	US	9,541	40.35%	US	1,424	—
	Stock	President Energy Development (Cayman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15,834	US	14,513	39.58%	US	14,055	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,433	US	5,307	25.00%	US	5,307	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	49,248	19.12%	US	47,989	—
	Stock	RF Integrated Corp.	—	Long-term investments	4,000	US	4,000	10.00%	US	4,000	—
	Stock	Global Strategic investment	—	Long-term investments	3,000	US	3,000	3.77%	US	2,684	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Scino Pharn. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 13, 256	0. 45%~ 45. 31%	US$ 10, 147	—
Nella Ltd.	Stock	Guangzhou Nella Ltd.	A subsidiary of Nella Ltd. (accounted by equity method)	Long-term investments	—	(US 417)	80. 00%	(US 417)	—
President Life Science Co., Ltd.	Beneficiary Certificates	NTIC Taiwan Bond Fund etc.	—	Short-term investments	—	95, 734	—	96, 803	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	25, 050	523, 580	100. 00%	523, 580	—
		Origene Technologies, Inc.	—	Long-term investments	1, 930	198, 180	12. 56%	5, 414	—
		Athersys Inc.	—	Long-term investments	635	312, 787	3. 55%	44, 306	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	223, 199	0. 50%~ 100. 00%	117, 316	—
Ton Yu Investment Inc.	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	22, 500	259, 875	1. 04%	298, 350	(18)
Tong Shou Investment Corp.	Beneficiary Certificates	Far Eastwen Alliance Taiwan Bond Fund	—	Short-term investments	888	9, 000	—	9, 092	—
	Stock	Emerging Display Technologing Corp.	—	Short-term investments	877	17, 761	—	23, 873	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10, 000	111, 300	0. 46%	132, 600	—
	Stock	South Eqitaxy Corp.	The subsidiary of President Interident Development Corp. is its director	Long-term investments	1, 100	11, 336	1. 00%	10, 682	—
Tong Cheng Investment Corp.	Stock	Tonpal Optoeletronics Inc.	A subsidiary of Tong Cheng Investment Corp. (accounted by equity method)	Long-term investments	10, 000	111, 300	0. 46%	112, 747	(19)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	$ 17,516	—	$ 17,368	—
Gu Hsiang Co., Ltd.	Beneficiary Certificates	The Forever Fund	—	Short-term investments	46	624	—	624	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US 16,020	100.00%	US 16,020	—
	Stock	President Coffee (Cayman) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 1,828	50.00%	US 1,828	—
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	6,175	US 2,715	47.50%	US 2,715	—
	Stock	T&T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 6,988	20.00%	US 5,156	—
	Stock	eASPNet Inc.	—	Long-term investments	2,500	US 2,500	5.88%	US 2,165	—
	Stock	Global Strategic Invesment Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 3,000	3.77%	US 2,226	—
Ren-Hui Investments Corp.	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	245,230	—	141,784	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	127,000	—	127,236	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2, 000	$ 19, 800	20. 00%	$ 23, 388	—
President Muashino Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	22, 722	300, 000	—	300, 000	—
President Drugstore Business Corp.	Beneficiary Certificates	Phoenix Bond Fund	—	Short-term investments	4, 946	70, 000	—	70, 000	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund etc.	—	Short-term investments	—	114, 703	—	104, 339	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—	58, 887	—	60, 713	—
President Techology Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	—	20, 000	—	20, 101	—
President Engineering Technology Corp.	Beneficiary Certificates	Well Pool Fund etc.	—	Short-term investments	—	30, 000	—	30, 350	—
Uni – President Takashimaya Co., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	100, 000	—	101, 131	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1, 556	20, 000	—	20, 542	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4, 754	100. 00%	US 4, 754	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2, 579	100. 00%	US 2, 579	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 227	100. 00%	US 227	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002: Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	27, 809	88. 58%	US$	27, 809	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. Corp. (accounted by equity method)	Long-term investments	—	US	16, 154	87. 93%	US	16, 154	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	199		2, 890	—		2, 892	—
	Stock	President Logistics Internation Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	543		5, 425	5. 43%		6, 350	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		77, 073	—		77, 099	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2, 551	50. 00%	RMB	2, 539	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	48, 446	51. 00%	RMB	48, 446	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2, 551	50. 00%	RMB	2, 539	—
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	A subsidiary of Meishan President Feed & Oil Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	3, 196	50. 00%	RMB	3, 196	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Qingdao President Feed &Livestock Co., Ltd.	Stock	San Tong Wanfu (Qingdo) Food Co., Ltd.	A subsidiary of Qingdao President Feed &Livestock Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	24, 831	30. 00%	RMB$	24, 831	—
President Life	Stock	Arena Pharmaceuticial Inc. etc.	—	Short-term investments	—	US	3, 463	—	US	3, 102	—
Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Long-term investments	1, 000	US	5, 470	3. 02%	US	493	—
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	—	US	8, 469	14. 90% ~ 70. 88%	US	2, 939	—
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund etc.	—	Short-term investments	—		20, 508	—		21, 160	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119, 575	US	15, 999	50. 40%	US	15, 999	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	—	US	3, 283	100. 00%	US	3, 283	—
Philppine Seven Corp.	Stock	Convenience Distribution INC. etc.	Investee accounted by equity method.	Long-term investments	—	PESO	87, 111	40. 00% ~ 100. 00%	PESO	87, 111	—
Mech-President (BVI) Corp.	Stock	Shanghai President machine Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	2, 418	100. 00%	US	2, 418	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	31, 299	83. 58%	US	31, 299	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	18, 394	82. 86%	US	18, 394	—

(Note 1) 120 thousands shares of the outstanding common stock with market value of $1,413 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $ 153,949 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $ 116,449 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 2,300 thousands shares of the outstanding common stock with market value of $21,892 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 5) 1,250 thousands shares of the outstanding common stock with market value of $34,566 were used as collaterals for issuance of commercia l papers of President International Development Corp.

(Note 6) 500 thousands shares of the outstanding common stock with market value of $10,695 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $56,031 were used as collaterals for short -term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 149,994 thousands shares of the outstanding common stock with market value of $1,230,373 were used as collaterals for short-term loan of President International Development Corp.

(Note 9) 39,100 thousands shares of the outstanding common stock with market value of $492,486 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 55,400 thousands shares of the outstanding common stock with market value of $494,957 were used as collaterals for short -term loan and issuance of commercial papers of President International Development Corp.

(Note 11) 40,600 thousands shares of the outstanding common stock with market value of $ 470,813 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 196,500 thousands shares of the outstanding common stock with market value of $2,173,280 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 13) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 15) 11,000 thousands shares of the outstanding common stock with market value of $ 101,852 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 1 thousands shares of the outstanding common stock with market value of (CAN 1,184)) were used as collaterals for short -term loan of President Asian Enterprises Inc.

(Note 17) 284 thousands shares of the outstanding common stock with market value of US$27,794 were used as collaterals for short-term loan of Kai Yu Investment (BVI) Co., Ltd.

(Note 18) 20,000 thousands shares of the outstanding common stock with market value of $231,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 19) 10,000 thousands shares of the outstanding common stock with market value of $111,300 were used as collaterals for short-term loan of President International Development Corp.

(4) The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Enterprises Corp.	Beneficiary Certificates:															
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	457	$1, 623, 821	311	$1, 107, 757	(768)	$2, 686, 695	($2, 731, 578)	($44, 883)	—	$ —	—	$ —
	Home Run Fund	Short-term investments	—	—	—	—	41, 489	540, 000	(41, 489)	540, 394	(540, 000)	394	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	25, 027	355, 300	(25, 027)	355, 752	(355, 300)	452	—	—	—	—
	Phoenix Bond Fund	Short-term investments	—	—	—	—	23, 055	318, 000	(23, 055)	318, 875	(318, 000)	875	—	—	—	—
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	16, 677	200, 000	(16, 677)	200, 234	(200, 000)	234	—	—	—	—
	Stock:															
	President Chain Store Corp.	Long-term investments	—	—	307, 116	6, 624, 385	2, 171	137, 409	—	—	—	—	34, 949	(1, 274, 523)	344, 236	5, 487, 271
	President International Trade and Investment Corp.	Long-term investments	Capital increase	—	12	1, 583, 227	45, 000	1, 531, 800	—	—	—	—	—	(98, 593)	45, 012	3, 016, 434
	Presicarre Corp.	Long-term investments	(Note 1)	(Note 1)	87, 561	2, 213, 302	—	—	(36, 208)	3, 718, 259	(836, 708)	(2, 881, 551)	22, 875	344, 267	74, 228	1, 720, 861
	Cayman President Holding Ltd.	Long-term investments	Capital increase	—	100, 060	142, 328	18, 000	618, 894	—	—	—	—	—	(191, 913)	118, 060	569, 309
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	48, 750	527, 100	16, 324	163, 238	—	—	—	—	—	(152, 628)	65, 074	537, 710
	Tong Sang Construction Corp.	Long-term investments	Capital increase	—	19, 800	7, 696	18, 500	185, 000	—	—	—	—	(18, 500)	(46, 314)	19, 800	146, 382

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Cayman President Holding Ltd.	Beneficiary Certificates:															
	Equity Certificates Relating to ABN AMRL Global Retail Index	Short-term investments	—	—	—	$ —	200	US$ 20,520	—	$ —	$ —	$ —	—	$ —	200	US$ 20,520
	ABN Equity Crcitificates	Short-term investments	—	—	19,107	US 35,158	—	—	(19,107)	US 35,217	(US 35,158)	US 59	—	—	—	—
	Genesis Special Growth Fund	Short-term investments	—	—	3	US 24,981	—	—	(3)	US 24,763	(US 24,981)	US 218	—	—	—	—
	Stock:															
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 19,611	—	US 9,000	—	—	—	—	—	(US 3,466)	—	US 25,145
	Cargill Holdings President Pte. Ltd.	Long-term investments	Capital increase	—	50	(US 43)	9,950	US 9,950	—	—	—	—	—	(US 551)	1,000	US 9,356
	Hong Kong President Holdings Ltd.	Long-term investments	Capital increase	—	80,000	(US 5,719)	16,400	(US 16,400)	—	—	—	—	(96,400)	(US10,681)	—	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates:															
	Phoenix Bond Fund	Short-term investments	—	—	182	2,500	27,279	380,100	(27,461)	382,954	(382,600)	354	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	14,203	185,200	(14,203)	185,382	(185,200)	182	—	—	—	—
	Stock:															
	Uni-President Enterprises Corp.	Short-term investments	—	—	60,665	1,446,163	—	—	(60,950)	817,770	(1,446,163)	(628,393)	285	—	—	—
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	—	26,878	513,478	24,900	857,094	—	—	—	—	—	(414,114)	51,778	956,821
	Century Quick Service Restaurant Corp.	Long-term investments	Capital increase	—	14,250	95,223	15,000	150,000	—	—	—	—	—	(146,759)	29,250	98,464

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Nanlien International Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	31, 143	$ 400, 000	10, 118	$ 130, 000	(41, 261)	$ 531, 270	($530, 000)	1, 270	—	$ —	—	$ —
President Pharmaceutical Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	—	—	—	—	11, 305	161, 000	(11, 305)	161, 160	(161, 000)	160	—	—	—	—
President Internationa Development Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	—	—	87, 731	1, 148, 600	(75, 649)	990, 049	(989, 098)	951	—	—	12, 082	159, 502
	James Bond Fund	Short-term investments	—	—	—	—	83, 014	1, 185, 650	(83, 014)	1, 187, 444	(1, 185, 650)	1, 794	—	—	—	—
	Government Bond:															
	Center Government Bonds	Short-term investments	—	—	—	288, 130	—	5, 514, 680	—	5, 856, 659	(5, 802, 810)	53, 849	—	—	—	—
	Convertible Bond: Optoma Corp.	Short-term investments	—	—	1, 800	180, 000	—	—	(1, 400)	243, 127	(140, 000)	103, 127	(400)	(40, 000)	—	—
	Stock:															
	Taiwan Cellular Corp.	Short-term investments	—	—	4, 114	171, 698	3, 024	114, 029	(2, 449)	83, 237	(92, 216)	(8, 979)	1, 034	—	5, 723	193, 511
	Unimicron Technology Corp.	Short-term investments	—	—	875	29, 479	7, 519	230, 428	(2, 740)	83, 009	(92, 323)	9, 314	312	—	5, 966	167, 584
	Formosa Chemicals & Fiber Corp.	Short-term investments	—	—	—	—	3, 459	117, 473	(2, 409)	80, 414	(79, 030)	1, 384	—	—	1, 050	38, 443
	Eternal Chemicals & Electronic Corp.	Short-term investments	—	—	—	—	4, 771	117, 874	(3, 746)	94, 001	(91, 323)	2, 678	95	—	1, 120	26, 551
	Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	—	—	—	—	3, 065	182, 016	(2, 593)	158, 138	(157, 488)	650	28	—	500	24, 528
	Bonkon (Thailand) Bank	Short-term investments	—	—	2, 080	155, 846	830	43, 639	(2, 530)	129, 023	(174, 870)	(45, 847)	—	(6, 265) (Note 2)	380	18, 350

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Compal Electronics Inc.	Short-term investments	–	–	2, 027	$ 84, 903	1, 774	$ 51, 455	(4, 030)	$ 143, 411	($ 131, 548)	11, 863	385	$ –	156	$ 4, 810
	Uni-President Enterprise Corp.	Short-term investments	–	–	72, 370	1, 720, 417	–	–	(72, 575)	980, 452	(1, 720, 417)	(739, 965)	205	–	–	–
	United Microelectronics Corp.	Short-term investments	–	–	–	–	3, 487	148, 294	(3, 487)	140, 298	(148, 294)	(7, 996)	–	–	–	–
	Nan Ya Plastics Corp.	Short-term investments	–	–	1, 776	105, 398	600	19, 593	(2, 376)	82, 483	(124, 991)	42, 508	–	–	–	–
	Sunplus Techology Co., Ltd.	Short-term investments	–	–	–	–	1, 226	111, 406	(1, 271)	100, 669	(111, 406)	(10, 737)	45	–	–	–
	President International Development Corp. (BVI)	Long-term investments	Capital increase	–	118, 449	5, 070, 297	14, 574	501, 327	–	–	–	–	–	(233, 521)	133, 023	5, 338, 103
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	279, 001	3, 105, 302	–	–	(63, 822)	843, 082	(718, 855)	125, 007	–	(6, 578)	215, 179	2, 379, 869
	President Life Sciences Co., Ltd.	Long-term investments	–	–	150, 000	1, 507, 920	15, 000	150, 000	–	–	–	–	–	(304, 456)	165, 000	1, 353, 464
	Tung Yu Investment Corp.	Long-term investments	New establish-ment	–	–	–	26, 050	260, 500	–	–	–	–	–	(294)	26, 050	260, 206
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	–	–	–	21, 247	212, 474	–	–	–	–	–	(43, 178)	21, 247	169, 296
	Tong Shuo Investment Corp.	Long-term investments	New establish-ment	–	–	–	11, 140	150, 000 (Note 4)	–	–	–	–	–	24	11, 140	150, 024
	Tong Cheng Investment Corp.	Long-term investments	New establish-ment	–	–	–	11, 140	111, 400	–	–	–	–	–	(72)	11, 140	111, 328
President	Beneficiary Certificites:															
Kikkoman Inc.	The First Global Investment Trust Duo Libond Fund	Short-term investments	–	–	725	11, 039	9, 635	149, 000	(10, 360)	160, 424	(160, 039)	385	–	–	–	–

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
President Asia Enterprises Inc.	Stock:															
	T&T Supermarket Inc.	Long-term investments	(Note 5)	(Note 5)	—	CAN$ 5, 278	—	$ —	—	CAN$ 12, 000	(CAN$ 2, 965)	CAN$9, 035	—	CAN$ 1, 124	—	CAN$ 3, 437
AIM Service	Beneficiary Certificites:															
Uni-President Co., Ltd.	Home Run Fund	Short-term investments	—	—	7, 775	99, 500	6, 473	84, 441	(8, 897)	115, 941	(114, 461)	1, 480	—	—	5, 351	694, 480
President Chain Store Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	—	—	2, 271	32, 000	306, 307	4, 436, 000	(308, 578)	4, 474, 285	(4, 468, 000)	6, 285	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	283, 048	3, 720, 000	(283, 048)	3, 725, 527	(3, 720, 000)	5, 527	—	—	—	—
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	—	—	—	—	83, 541	1, 194, 000	(83, 541)	1, 196, 113	(1, 194, 000)	2, 113	—	—	—	—
	Asia – Pacific Bond Fund	Short-term investments	—	—	—	—	71, 949	849, 000	(71, 949)	852, 393	(849, 000)	3, 393	—	—	—	—
	Grand Cathey Bond Fund	Short-term investments	—	—	3, 801	45, 000	56, 853	688, 000	(60, 654)	734, 742	(733, 000)	1, 742	—	—	—	—
	Jih Sun Bond Fund	Short-term investments	—	—	—	—	52, 686	666, 000	(52, 686)	667, 201	(666, 000)	1, 201	—	—	—	—
	Tiim Bond Fund	Short-term investments	—	—	6, 992	90, 000	49, 066	648, 000	(56, 058)	741, 796	(738, 000)	3, 796	—	—	—	—
	Long River Bond Fund	Short-term investments	—	—	—	—	58, 528	635, 000	(58, 528)	639, 367	(635, 000)	4, 367	—	—	—	—
	Financial Return Bond Fund	Short-term investments	—	—	—	—	38, 711	528, 000	(38, 711)	529, 581	(528, 000)	1, 581	—	—	—	—
	NTIC Bond Fund	Short-term investments	—	—	—	—	3, 212	495, 989	(3, 212)	496, 639	(495, 989)	650	—	—	—	—
	Solomon Bond Fund	Short-term investments	—	—	13, 396	140, 000	41, 766	448, 000	(55, 162)	592, 101	(588, 000)	4, 101	—	—	—	—
	Cathay Bond Fund	Short-term investments	—	—	—	—	35, 992	388, 000	(35, 992)	388, 392	(388, 000)	392	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Prudential Bond Fund	Short-term investments	—	—	7,632	$ 108,000	26,629	$ 382,010	(34,261)	$ 493,965	($ 490,010)	$ 3,955	—	$ —	—	$ —
	Trustwell Bond Fund	Short-term investments	—	—	7,747	90,000	29,582	350,000	(37,329)	442,172	(440,000)	2,172	—	—	—	—
	The Forever Fund	Short-term investments	—	—	17,474	230,000	25,935	349,000	(43,409)	584,081	(579,000)	5,081	—	—	—	—
	Shinkong Chi-Shin Fund	Short-term investments	—	—	—	—	24,369	328,000	(24,369)	328,149	(328,000)	149	—	—	—	—
	Ta-chong Bond Fund	Short-term investments	—	—	4,207	50,000	24,625	298,000	(28,832)	349,301	(348,000)	1,301	—	—	—	—
	Union Bond Fund	Short-term investments	—	—	—	—	23,716	289,000	(23,716)	289,637	(289,000)	637	—	—	—	—
	Sheng Hua 1699 Bond Fund	Short-term investments	—	—	7,118	80,000	18,855	215,000	(25,973)	299,170	(295,000)	4,170	—	—	—	—
	Truswell Premier Fund	Short-term investments	—	—	—	—	20,415	210,000	(20,415)	210,717	(210,000)	771	—	—	—	—
	Duo Li Fund	Short-term investments	—	—	6,752	90,000	11,926	160,000	(18,678)	252,161	(250,000)	2,161	—	—	—	—
	Kirin Bond Fund	Short-term investments	—	—	9,497	95,000	14,659	150,000	(24,156)	248,254	(245,000)	3,254	—	—	—	—
	KGI Kai-Hsuan Bond Fund	Short-term investments	—	—	—	—	11,975	120,000	(11,975)	120,224	(120,000)	224	—	—	—	—
	Prudential Well Pool Fund	Short-term investments	—	—	—	—	12,820	150,000	(12,820)	150,093	(150,000)	93	—	—	—	—
	Barits Bond Fund	Short-term investments	—	—	8,651	96,000	8,907	100,000	(17,558)	197,669	(196,000)	1,669	—	—	—	—
	Fuh-Hwa Albatross Fend	Short-term investments	—	—	—	—	9,728	100,000	(9,728)	101,787	(100,000)	1,787	—	—	—	—
	Far Easter Ailliance Taiwan Bond Fund	Short-term investments	—	—	4,792	48,000	8,931	90,000	(13,723)	138,068	(138,000)	68	—	—	—	—
	Cash Reserves	Short-term investments	—	—	2,837	30,000	6,354	69,000	(9,191)	100,116	(99,000)	1,116	—	—	—	—

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Financial Return Fund	Short-term investments	—	—	22,928	290,202	—	—	(22,928)	291,497	(290,202)	1,295	—	—	—	—
	Stock:															
	President Chain Store (BVI) Holding Ltd.	Long-term investments	Capital increase	—	37,443	1,179,960	8,962	313,699	—	—	—	—	—	(204,317)	46,405	1,289,342
	Presicarre Corp.	Long-term investments	(Note 6)	(Note 6)	—	—	36,208	3,729,448	—	—	—	—	—	—	36,208	3,729,448
	President Transnet Corp.	Long-term investments	Capital increase	—	39,600	161,680	32,400	324,000	—	—	—	—	—	(328,123)	72,000	157,557
	Digital United Holdings Ltd.	Long-term investments	(Note 5)	(Note5)	—	—	2,400	133,720	—	—	—	—	2,400	(133,720) (Note 7)	—	—
	Tong-Jeng Development Corp.	Long-term investments	Capital increase	—	—	—	50,000	625,000	—	—	—	—	—	—	50,000	625,000
Tung Ho Development Co., Ltd.	Beneficiary Certificites:															
	Urion Bond Fund	Short-term investments	—	—	—	—	9,349	104,800	(9,349)	104,843	(104,800)	43	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	7,298	104,000	(7,298)	104,026	(104,000)	26	—	—	—	—
Uni-President Oven Bakery Corp.	Home Run Fund	Short-term investments	—	—	4,822	61,219	13,601	176,803	(15,098)	195,664	(194,202)	1,462	—	—	3,325	43,820
President Packaging Ind. Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	—	—	212	3,000	15,324	222,000	(12,992)	188,234	(188,000)	234	—	—	2,544	37,000
Uni-President Cold-Chain Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	—	—	2,762	39,000	246,974	3,552,000	(238,680)	3,435,217	(3,430,354)	4,863	—	—	11,056	160,646
	Prubential Bond Fund	Short-term investments	—	—	—	—	22,717	330,000	(22,717)	330,321	(330,000)	321	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	—	—	1, 721	$ 22, 074	11, 661	$ 150, 000	(13, 382)	$ 172, 232	($ 172, 074)	$ 158	—	$ —	—	$ —
	Ta-chong Bond Fund	Short-term investments	—	—	—	—	11, 650	140, 000	(11, 650)	140, 151	(140, 000)	151	—	—	—	—
	Yuanda Duo Li Fund	Short-term investments	—	—	—	—	9, 701	150, 000	(9, 701)	150, 159	(150, 000)	159	—	—	—	—
	Yuanda Duo Li Ⅱ Fund	Short-term investments	—	—	229	3, 062	7, 391	100, 000	(7, 620)	103, 161	(103, 062)	99	—	—	—	—
	The Wai Tai Securities Investment Trust Fund	Short-term investments	—	—	—	—	7, 607	100, 000	(7, 607)	100, 090	(100, 000)	90	—	—	—	—
Retail Support International Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	88	1, 125	600, 776	7, 841, 160	(578, 785)	7, 555, 562	(7, 551, 027)	4, 535	—	—	22, 069	291, 258
	James Bond Fund	Short-term investments	—	—	7, 918	111, 966	542, 155	7, 795, 445	(538, 463)	7, 742, 947	(7, 738, 680)	4, 267	—	—	11, 610	168, 731
	NITC Taiwan Bond Fund	Short-term investments	—	—	1	157	200, 934	3, 206, 780	(20, 935)	3, 208, 691	(3, 206, 937)	1, 754	—	—	—	—
President Enterprises (China) investment Co., Ltd.	Stock:															
	Nanchang President Enterprises Co., Ltd.	Long-term investments	New establish-ment	—	—	—	RMB48, 800	—	—	—	—	—	—	(RMB 578)	—	RMB 48, 222
Kai Yu (BVI) Investment Co., Ltd.	Beneficiary Certificites:															
	ABN Capital Protected Unit	Short-term investments	—	—	110	US 11, 220	284	US 28, 641	(110)	US 14, 160	(US 11, 220)	US 2, 940	—	—	284	US 28, 641
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	—	—	175	US 17, 955	—	—	—	—	—	—	175	US 17, 955
	Stock:															
	Fuzhou President Enterprises Co., Ltd.	Long-term investments	Capital increase	—	—	US 1, 432	—	US 8, 500	—	—	—	—	—	(US 814)	—	US 9, 118

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Vender Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	1,171	$ 15,000	13,110	$ 172,000	(12,537)	$ 164,315	($ 164,000)	$ 315	—	$ —	1,744	$ 23,000
	Duo Li Fund	Short-term investments	—	—	—	—	18,602	289,000	(18,602)	289,441	(289,000)	441	—	—	—	—
	Prudential Bond Fund	Short-term investments	—	—	—	—	11,681	169,000	(11,681)	169,221	(169,000)	221	—	—	—	—
President International (BVI) Co., Ltd.	Stock:															
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	—	—	US 46,467	—	US 2,900	—	—	—	—	—	(US 119)	—	US 49,248
	Accuary Inc.	Long-term investments	Capital increase	—	4,833	US 11,500	3,000	US 3,000	—	—	—	—	—	(US 4,959)	7,833	US 9,541
	Presiclerc Ltd.	Long-term investments	(Note 5)	(Note 5)	4,750	US 4,750	—	—	(4,750)	US 4,992	(US 4,750)	US 242	—	—	—	—
President Life Sciences Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Long-term investments	Capital increase	—	20,250	634,745	4,800	167,046	—	—	—	—	—	(278,211)	25,050	523,580
Tung Yu Investment Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	—	—	22,500	259,875	—	—	—	—	—	—	22,500	259,875
Tong Shuo Investment Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	—	—	10,000	111,300	—	—	—	—	—	—	10,000	111,300
Tong Cheng Investment Corp.	Stock:															
	Tonpal Optoelectronics	Long-term investments	(Note 8)	(Note 8)	—	—	10,000	111,300	—	—	—	—	—	—	10,000	111,300
President Chain Store (BVI) Holding Ltd.	Stock:															
	T&T supermarket Inc.	Long-term investments	(Note 9)	(Note 9)	—	—	—	US 7,537	—	—	—	—	—	(US 549)	—	US 6,988

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Presiclerc Ltd.	Long-term investments	(Note 10)	(Note 10)	—	$ —	6,175	US$ 6,418	—	$ —	$ —	$ —	—	(US$ 3,703)	6,175	US$ 2,715
	Digital United Holdings Ltd.	Long-term investments	(Note 1)	(Note 1)	2,400	US 3,909	—	—	(2,400)	US 3,909	(US 3,909)	—	—	—	—	—
Wisdom Distribution Services Corp.	Beneficiary Certificites:															
	Jamrs Bond Fund	Short-term investments	—	—	—	—	28,052	406,000	(24,678)	357,429	(357,000)	429	—	—	3,374	49,000
	Union Bond Fund	Short-term investments	—	—	3,148	35,000	61,257	693,000	(60,642)	686,126	(685,000)	1,126	—	—	3,763	43,000
	Long River Bond Fund	Short-term investments	—	—	—	—	91,341	1,000,000	(91,341)	1,001,030	(1,000,000)	1,030	—	—	—	—
	Cash Reserves Bond Fund	Short-term investments	—	—	—	—	11,181	121,000	(11,181)	121,246	(121,000)	246	—	—	—	—
	Central Diamond Bond Fund	Short-term investments	—	—	—	—	10,136	107,000	(10,136)	107,061	(107,000)	61	—	—	—	—
President Musashino Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	—	—	316,762	4,130,000	(294,040)	3,837,690	(3,830,000)	7,690	—	—	22,722	300,000
	ING CHE Taiwan Fund	Short-term investments	—	—	—	—	18,038	200,000	(18,038)	200,182	(200,000)	182	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	6,890	100,000	(6,890)	100,133	(100,000)	133	—	—	—	—
President Drugstore Business Corp.	Beneficiary Certificites:															
	Phoenix Bond Fund	Short-term investments	—	—	—	—	19,656	273,550	(14,710)	204,789	(203,550)	1,239	—	—	4,946	700,000
	Kirin Bond Fund	Short-term investments	—	—	400	4,000	14,745	150,000	(15,145)	154,799	(154,000)	799	—	—	—	—
	Long River Bond Fund	Short-term investments	—	—	—	—	11,444	125,000	(11,444)	125,156	(125,000)	156	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	—	—	—	$ —	8,628	$ 111,000	(8,628)	$ 111,106	($ 111,000)	$ 106	—	$ —	—	$ —
President	Beneficiary Certificites:															
Logistics International	Jamrs Bond Fund	Short-term investments	—	—	2,320	32,657	16,673	240,760	(16,302)	235,238	(234,286)	952	—	—	2,691	39,131
Corp.	Home Run Fund	Short-term investments	—	—	3,180	40,841	15,983	209,020	(17,812)	232,742	(232,037)	705	—	—	1,351	17,824
Qingdao	Stock:															
President Feed & livestock Co., Ltd.	San Tong Wanfu (Qingdao) Food Co., Ltd.	Long-term investments	—	—	—	RMB 24,831	—	—	—	—	—	—	—	—	—	RMB 24,831

(Note 1) The counter party is President Chain Store Corp., which is a subsidiary accounted under the equity method.

(Note 2) Transferred from Long-term investrnents to short-term investments, and recognized loss price decline.

(Note 3) The counter partys are Tong Shuo Investment Corp., Tong Cheng Investment Corp., Tong Yu Investment Corp. and Chiao Tung Bank , Tong Shuo Investment Corp., Tong Cheng Investment Corp. and Tong Yu Investment Corp. are President International Development Corp's subsidiaries accounted under the equity method.

(Note 4) Including proceeds from shares prepaid $38,600.

(Note 5) The counter party is President Chain Store (BVI) Holding Ltd., which is President Chain Store's subsidiary accounted under the equity method.

(Note 6) The counter is Uni-President Enterprises Corp..

(Note 7)Transferred to the stocks of Digital United Inc.

(Note 8) The counter party is President International Development Corp., which is a subsidiary accounted under the equity method.

(Note 9) The counter party is President Asia Enterprise Inc., which is a subsidiary accounted under the equity method.

(Note 10) The counter party is President International Investment (BVI) Co., Ltd. which is President International Development Corp.'s subsidiary accounted under the equity method and new company.

5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

							If the counter party is a related party, information as to the transation of the property is disclosed below:						
Company	Type of Properties	Date of transaction	Selling price	Status of Payment paid	Name of the Couterparty	Relationship	Owner	The relationship of the original owner with the Company	Date of the original transaction	Amount	Reason for acquisition of properties and the status of the properties	The basis or reference used in deciding the price	Other commitments
Uni-President Cold-Chain Corp.	Land, Building and other equipment	3/11/2002	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	Uni-President Enterprises Corp.	The Company	Li Bar Bottery Manufacture Corp.	—	8/14/1998	$ 127, 975	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—
Tong-Jeng Development Corp.	Construction in progress — shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	209, 879	Paid twenty shilling in the pound	President International Development Corp.	Subsidiary accounted by equity method	—	—	—	—	Integrating resources of group, and building shopping mall.	Selling at negotiated price	—

(6) Disposal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment received	Gain(Loss) on disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterpries Corp.	Land, Buildings and other equiment	3/11/2002	8/14/1998	$ 255, 748	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	$ 1, 809	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—
President International Development Corp.	Construction in progress — shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	None	200, 879	209, 879	Receiced twenty shilling in the pound	—	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Integrating resources of group, and buiding shopping mall	Selling at negotiated price	—

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 709, 765	3%	One month	—	—	($ 63, 671)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchases	480, 711	2%	Close its account 30-45 days within the end of each month	—	(Note 1)	(56, 639)	(4)	—
			Sales	235, 763	1%	About one month after sales	—	(Note 2)	7, 248	—	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchases	420, 542	2%	One month	—	—	(42, 336)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchases	307, 311	1%	15 day after sales	—	(Note 1)	(26, 781)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	170, 005	1%	50 days	—	(Note 1)	(22, 393)	(1)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	4, 878, 071	15%	Close its account 40 days within 10 days (For the three months ended March 31, 2002. was 10 days after sales)	—	(Note 2)	396, 386	9	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	4, 233, 571	13%	Close its account 40 days within the end of each month	—	(Note 2)	417, 652	10	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	$ 2,487,904	8%	Close its account 30 days within the end of each month (For the three months ended was 20 days within the end of each month)	—	(Note 2)	$ 314,470	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	1,136,533	4%	About 2 months after sales	—	(Note 2)	237,005	6	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	1,110,273	4%	About 2 months after sales	—	(Note 2)	122,061	3	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	508,641	2%	About 2 months after sales	—	(Note 2)	109,480	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	458,478	1%	About 2 months after sales	—	(Note 2)	67,148	2	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	451,982	1%	About 2 months after sales	—	(Note 2)	89,244	2	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 409,207	1%	About 2 weeks after sales	—	(Note 2)	$ 23,292	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	404,951	1%	About 2 months after sales	—	(Note 2)	65,657	2	—
	Ding –Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	389,911	1%	About one month after sales	—	(Note 2)	16,041	—	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	369,639	1%	About one month after sales	—	(Note 2)	25,827	1	—
	Hsin Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	291,186	1%	About 2 weeks after sales	—	(Note 2)	8,511	—	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	236,517	1%	About 2 months after sales	—	(Note 2)	55,477	1	—
	Xin Ya Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	207,340	1%	About 2 months after sales	—	(Note 2)	39,081	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung-Tse Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Sales	$ 199, 364	1%	About 2 months after sales	—	(Note 2)	$ 32, 769	1	—
	Lien Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	178, 934	1%	About 2 weeks after sales	—	(Note 2)	4, 546	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	Sales	129, 335	—	About one month after sales	—	(Note 2)	22, 731	1	—
	Tung Sam Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	114, 181	—	About one month after sales	—	(Note 2)	10, 905	—	—
	Lien Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	106, 411	—	About 2 weeks after sales	—	(Note 2)	3, 816	—	—
	Jian Hua Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 792	—	About 2 weeks after sales	—	(Note 2)	4, 860	—	—
	Jian Fu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 348	—	About 2 weeks after sales	—	(Note 2)	4, 682	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Yuan Xin Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 101, 520	—	About one month after sales	—	(Note 2)	$ 9, 690	—	—
	Hua Zuo Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 343	—	About one month after sales	—	(Note 2)	10, 766	—	—
	Tung Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 076	—	About 2 weeks after sales	—	(Note 2)	9, 140	—	—
Nanlien International Corp.	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	731, 203	20%	10～60 days	—	—	153, 149	42	—
	U—Chains Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	183, 316	5%	10～60 days	—	—	7, 814	2	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	147, 195	4%	10～60 days	—	—	36, 938	10	—
	Nella Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	142, 446	4%	10～60 days	—	—	6, 641	2	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	$ 31, 875, 551	63%	10～40 days	(Note 3)	—	($2, 519, 436)	(49)	—
			Other operating revenue	216, 053	23%	10～40 days		—	11, 684	5	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	7, 582, 428	15%	15～30 days	(Note 3)	—	(580, 454)	(11)	—
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	2, 867, 407	6%	15～35 days	(Note 3)	—	(436, 322)	(8)	—
	Uni-President Enterprises Corp.	The Company	Purchases	2, 487, 904	5%	30～40 days	—	—	(314, 470)	(6)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	768, 257	2%	Close its account 25 days within the end of each month	—	—	(55, 177)	(1)	—
	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	338, 581	1%	Close its account 15 days within the end of each month	—	—	(36, 886)	(1)	—
Ton Yi Industrial Corp.	Toyota Tsusho Corp.	The subsidiary of Ton Yi Industrial Corp. is its director	Purchases	622, 839	7%	the same as regular	—	—	(5, 883)	(2)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	$ 3, 439, 198	24%	the same as regular	—	—	$ 1, 008, 133	70	—
	TTET Union Corp.	Subsidiary accounted by equity method	Sales	225, 100	2%	the same as regular	—	—	21, 521	2	—
	Uni-President Enterprises Corp.	The Company	Sales	170, 005	1%	the same as regular	—	—	22, 393	2	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	4, 233, 571	62%	40 days	—	15~50 days	(417, 652)	(51)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	7, 582, 428	98%	30 days	(Note 4)	—	580, 454	95	—
President Coffee Corp.	Starducks Coffee International Inc.	The subsidiary of President Coffee Corp. is its director	Purchases	163, 600	24%	Close its account 30 days within the end of each month	—	—	(26, 123)	(22)	—
Retail Support International Corp.	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	1, 520, 663	5%	15～45 days	—	—	(185, 468)	(4)	—
	Uni-President Enterprises Corp.	The Company	Purchases	1, 110, 273	4%	30～45 days	—	—	(122, 061)	(3)	—
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	550, 077	2%	15～45 days	—	—	(73, 239)	(2)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Purchases	$ 216, 053	1%	30 days	—	—	($ 11, 684)	—	—
			Sales	31, 875, 551	99%	30~45 days	—	—	2, 519, 436	100	—
	Presuident Packaging Ind.	Subsidiary accounted by equity method	Purchases	113, 864	—	12~45 days	—	—	(20, 503)	—	—
Union Chinese Corp.	Lei Po Enterprises Co., Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	137, 005	24%	Close its account 52 days within the end of each month	—	—	49, 777	67	—
Tung Sheng Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	451, 982	93%	Close its account 60 days within the end of each month	—	—	(89, 244)	(94)	—
Tung-Tse Corp.	Uni-President Enterprises Corp.	The Company	Purchases	199, 364	99%	Close its account 60 days within the end of each week	—	—	(32, 769)	(99)	—
Tun Hsiang Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	1, 136, 533	54%	Close its account 60 days within the end of each month	—	—	(237, 005)	(51)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	804, 254	38%	Close its account 40 days within the end of each month	—	—	(187, 224)	(40)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Nailien International Corp	Subsidiary accounted by equity method	Purchases	$ 147, 195	7%	Close its account 60 days within the end of each month	—	—	($ 36, 938)	(8)	—
	Presicarre Corp.	Subsidiary accounted by equity method	Sales	359, 699	16%	Close its account 60 days within the end of each month	—	—	80, 102	17	—
Tung Yu Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	409, 207	51%	12 days	—	—	(23, 292)	(54)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	369, 346	46%	12 days	—	—	(15, 910)	(37)	—
Hsin Tung Enterprises Co., Ltd.	Uni-President Enterprises Corp.	The Company	Purchases	291, 186	62%	15 days	—	—	(8, 511)	(56)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	173, 825	37%	15 days	—	—	(6, 573)	(44)	—
Tung Shun Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	508, 641	97%	Close its account 60 days within the end of each month	—	—	(109, 480)	(98)	—
Tung Yi Food Corp.	Uni-President Enterprises Corp.	The Company	Purchases	236, 517	98%	Close its account 60 days within the end of each month	—	—	(55, 477)	(98)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Lei Po Enterprises Co., Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	$ 731, 203	74%	Close its account 60 days within the end of each month	—	—	($ 153, 149)	(74)	—
	Union Chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	137, 005	14%	Close its account 52 days within the end of each month	—	—	(49, 777)	(24)	—
	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Purchases	108, 067	11%	Close its account 60 days within the end of each month	—	—	(4, 320)	(2)	—
Nella Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	142, 446	37%	Close its account 60 days within the end of each month	—	—	(6, 641)	(4)	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	US 99, 847	100%	—	—	—	(US 25, 047)	(86)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 55, 630	55%	—	—	—	US 12, 605	32	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 44, 178	44%	—	—	—	US 26, 871	68	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB$ 89,984	10%	(Note 5)	—	(Note 5)	(RMB$ 3,293)	(5)	—
			Sales	RMB 35,338	3%	(Note 5)	—	(Note 5)	RMB 1,459	2	—
	Wuhan President Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 34,053	3%	(Note 5)	—	(Note 5)	—	—	—
	Beijing President Enterprises Prinjs & food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 32,198	3%	(Note 5)	—	(Note 5)	—	—	—
	Chengdu President Enterprises Fund Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 33,096	3%	(Note 5)	—	(Note 5)	—	—	—
Chengdu President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 33,096	7%	(Note 5)	—	(Note 5)	—	—	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Sales	RMB 49,767	42%	30～120 days	—	—	—	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises CO., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB$ 32, 732	10%	(Note 5)	—	(Note 5)	RMB$ 4, 717	40	—
Guangzhou President Enterprises Co., Ltd.	Fuchou President Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 154, 918	18%	(Note 5)	—	(Note 5)	RMB 8, 049	20	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 35, 338	16%	(Note 5)	—	(Note 5)	(RMB 1, 459)	(13)	—
			Sales	RMB 89, 984	35%	(Note 5)	—	(Note 5)	RMB 3, 293	78	—
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co., Ltd. (accounted by equity method)	Purchases	RMB 34, 534	7%	(Note 5)	—	(Note 5)	(RMB 1, 515)	(5)	—
			Sales	RMB 66, 087	9%	(Note 5)	—	(Note 5)	RMB 15, 367	52	—
	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 34, 053	7%	(Note 5)	—	(Note 5)	—	—	—
Xinjiang President Enterprises Food Co., Ltd.	Nella Limited	A subsidiary of Nanlien International (accounted by equity method)	Sales	RMB 26, 733	30%	50~90 days	—	—	RMB 4, 173	64	—
Harbin President Enterprises Co., Ltd.	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 32, 732	41%	(Note 5)	—	(Note 5)	RMB 4, 717	69	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US$ 55,630	91%	—	—	—	(US$ 12,605)	(94)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 44,178	88%	—	—	—	(US 26,871)	(88)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Sales	US 8,229	12%	—	—	—	US 2,656	26	—
Wuxi To Yi Indnstrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Purchases	US 8,229	84%	—	—	—	(US 2,656)	(45)	—

(Note 1): The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales, animal feed within 60～75 days after sales and foodstuff within 10～15 days after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold–Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): The sales of Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(Note 5) :The Credit term of Parties closed its account 30 days within the end of each month. To sale (purchase) make collections (payment) next month. The sales of regular customers paid on delivery. The terms of purchases were the same with regular customers.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

The name of the Company	Name of the counter party	Relationship	Ending balance		Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts	Amounts		Amounts	Resolve method		
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	$ 417, 652	12. 57	$ —	—	$ 417, 650	$ —
			Other Receivables	401	—	—	—	401	—
	Tung Ang Entrprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts Receivable	396, 386	22. 47	—	—	396, 063	—
			Other Receivables	36, 370	—	—	—	36, 370	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	314, 470	10. 07	—	—	314, 384	—
			Other Receivables	169	—	—	—	169	
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	237, 005	3. 86	—	—	237, 005	—
			Other Receivables	14, 274	—	—	—	14, 274	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	122, 061	6. 24	—	—	53, 047	—
			Other Receivables	500	—	—	—	500	
	Tung Shun Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	109, 480	5. 22	—	—	106, 580	—
			Other Receivables	378	—	—	—	378	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Nanlien International Corp.	Lien Bo Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 153, 149	9. 21	$ —	—	$ —	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (Note 1)	254, 767	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	11, 684	—	—	—	11, 684	—
			Other Receivables	251, 657	—	—	—	249, 711 (Note 2)	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable	1, 008, 133	3. 43	—	—	418, 953	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable	580, 454	14. 42	—	—	580, 454	—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company . (accounted by equity method)	Accounts Receivable	2, 519, 436	16. 00	—	—	2, 481, 921	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 12, 605	3. 71	—	—	US 4, 495	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 26, 871	2. 18	—	—	US 7, 579	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Other Receivables	US 5, 021	—	—	—	US 20	—

The name of the Company	Name of the counter party	Relationship	Ending balance			Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts		Amounts		Amounts	Resolve method		
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US$	8, 509	—	$ —	—	$ —	$ —
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US	7, 326	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables		111, 254	—	—	—	—	—
Hong Kong Ton Yi Industrial Holding Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—

(Note 1) It is receivables from refund of capital investment.

(Note 2) The balance of $1,946 is receivable commission revenue of pey – ethylene terephthalate The amount will be received after authenticating by enviromentalist protection agency.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. – Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

Derivative financial instrument	December 31,2002 Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	50, 000	$ –

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US$ 50,000.

(b). The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2002, net liabilities to US$1,419 resulted from the Interest Rate Swap contracts recorded as other current liabilities.

f. Fair value of the derivative financial instruments

Derivative financial instruments	December 31,2002			
	Book Value		Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	1,419)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Derivative financial instruments	December 31,2002			
	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts – USD/JPY	US$	3,000	$	–
Advance Booking Forward Foreign Exchange Contracts – JPY/USD	JPY	310,000		–
Advance Booking Forward Foreign Exchange Contracts – USD	US	35,890		–
Foreign Currency Option – USD/NTD	US	47,360		26,775
Foreign Currency Option – USD/JPY	US	77,000		–
Foreign Currency Cp – JPY/USD	JPY	1,860,000		–
Currency Swap Contract – USD/NTD	US	211,170		16,660
	NTD	7,278,775		
Currency Swap Contract – JPY/USD	JPY	1,923,500		–
	US	15,744		

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to December 31, 2002, the Company estimated that before January 23, 2003,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $3,000, and cash outflows of JPY$370,460. Before December 18, 2003, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of $1,231,146 and cash outflow of US$33,310.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$209,494 and cash outflows of $6,689,623 and JPY $1,923,500.

As of December 31, 2002, the above Advance Purchases Forward Foreign Exchange Contracts generated cash inflows of US$40,020 and cash outflows of 1,379,751 before August 23, 2002, and the Currency Swap Contract generated cash inflows of US$152,047 and cash outflows of $5,220,255 before December 31, 2002. The Company estimated it will generate cash inflows of US$45,000 and cash outflows of $1,515,950 before July 45, 2004. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2002	
Advance Purchase Forward Foreign Exchange contract－USD	($ 4,295)	(Note 1)
Advance Booking Forward Foreign Exchange contract－JPY/USD	(1,163)	(Note 2)
Advance Booking Forward Foreign Exchange contract－USD	(16,031)	(Note 3)
Foreign Currency Option－USD/NTD	26,775	(Note 4)
Foreign Currency Option－USD/JPY	(80,030)	(Note 5)
Foreign Currency Option－JPY/USD	(1,744)	(Note 6)
Currency Swap Contract－USD/NTD	16,660	(Note 7)
Currency Swap Contract－JPY/USD	(16,472)	(Note 8)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract－USD is $4,295 which are recorded as other current liabilities. The Advance Purchase Forward Foreign premium unamortization of $136 is recorded as prepayments and other current assets, and the exchange loss of $4,431 is recorded as non-operating expense.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract－JPY/USD is $1,163 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $1,290 is recorded as other current liabilities, and the exchange loss of $2,453 is recorded as non-operating expense.

(Note 3) The net receipts in Advance Booking Forward Foreign Exchange Contract－USD is $16,031 which are recorded as other current liabilities. The Advance Booking Forward Foreign discount unamortization of $641 is recorded as prepayments and other current assets, and the exchange loss of $15,390 is recorded as non-operating expense.

(Note 4) The net receipts on Foreign Exchange Option-USD of $26,775 which are recorded as decrease of other current liabilities, and the exchange gain of $26,775 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 5) The net receipts on Foreign Exchange Option-JPY of $80,030 which are recorded as other current liabilities, and the exchange loss of $80,030 are recorded as non-operating expense-foreign exchange loss.

(Note 6) The net receipts on Foreign Exchange Option －JPY/USD of $1,744 which are recorded as decrease of other current liabilities, and the exchange loss of $1,744 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 7) The net receipts on Currency Swap Contract—USD/NTD of $16,660 which are recorded as decrease of other current liabilities of $22,760 and decrease of other liabilities of $6,100, respectively. The Advance Purchases Forward Foreign premium unamortization of $3,419 is recorded as other current liabilities, the Advance Purchases Forward Foreign discount unamortization of $311 is recorded as prepayment and other current assets, and the exchange gain of $107,022 are recorded as non-operating expense – foreign exchange loss.

(Note 8) The net receipts on Currency Swap Contract—JPY/USD of $16,472 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $5,619 is recorded as other current liabilities, and the exchange loss of $22,091 is recorded as non-operating expense-foreign exchange loss.

f. Fair value of derivative financial instruments.

	December 31,2002	
Derivative financial instruments	Book value	Fair value
Advance Purchase (Booking) Forward Foreign Exchange Contract	($ 21, 489)	($ 21, 489)
Foreign Currency Option	(54, 999)	(54, 999)
Currency Swap Contract	188	188

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the Company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

		December 31,2002		
Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD	43, 860	$ —
		JPY	5, 000, 000	—
	Advance Booking Forward	JPY	3, 300, 000	—
		USD	27, 271	—

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 24, 2003, the above Currency Swap Contract will generate cash inflows of JPY$1,700,000 and cash outflows of US$16,589. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract and Advance Booking Forward were offseted. As of December 31, 20032, net liabilities to US$1,701 and US$554 resulted from the Currency Swap Contract and Advance Booking Forward were recorded as other current liabilities.

f. Fair value of the financial instruments.

		December 31,2002	
Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	(US$ 1,701)	(US$ 1,701)
	Advance Booking Forward	(US$ 554)	(US$ 554)

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2 Related information on investee companies (Units in thousands of currencies indicated)

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 1,750,530	$ 218,730	45,012	100.00%	$ 3,016,434	($ 129,863)	($ 129,863)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3,828,373	3,209,479	118,060	100.00%	569,309	(113,915)	(113,915)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	417,204	(22,579)	30,047	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	350,691	(460,323)	(457,098)	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147,250	147,250	500	100.00%	318,827	8,790	8,125	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397,366	397,366	36,000	100.00%	317,851	(56,459)	(79,069)	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	232,944	2,610	(10,498)	Subsidiary
	Tone Sang Construction Corp.	Tainan Hsien	Construction on buildings	478,030	293,030	19,800	100.00%	146,382	(46,256)	(46,314)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	996,535	160,304	177,148	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	805,630	(16,637)	(10,238)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	7,525,095	(923,227)	(513,377)	Subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	$ 40, 808	$ 40, 808	6, 120	51. 00%	$ 118, 538	$ 60, 809	$ 28, 334	Subsidiary
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	45, 000	45, 000	6, 000	50. 00%	144, 876	65, 543	31, 154	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4, 787, 049	4, 659, 640	344, 236	44. 59%	5, 487, 271	2, 592, 340	(919, 521)	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8, 737, 720	8, 737, 720	665, 148	43. 34%	7, 169, 548	163, 417	(76, 944)	—
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1, 500, 000	1, 500, 000	150, 000	42. 86%	1, 465, 140	(22, 720)	(11, 458)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	151, 010	100, 479	36, 528	42. 18%	132, 961	(450, 433)	(180, 451)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534, 324	534, 324	40, 887	37. 36%	476, 436	25, 592	6, 614	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116, 839	121, 824	24, 385	30. 84%	265, 842	33, 254	10, 182	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315, 066	315, 066	47, 207	29. 51%	651, 887	342, 416	98, 418	—
	President Securities Corp.	Taipei City	Business of securities	2, 191, 824	2, 191, 824	302, 014	26. 48%	4, 090, 869	773, 512	184, 907	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195, 287	195, 287	13, 475	24. 76%	133, 113	(55, 917)	(15, 095)	—
	Presicarre Corp.	Taipei City	General merchandise	124, 147	211, 682	74, 228	20. 50%	1, 720, 861	1, 889, 203	573, 020	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149, 944	149, 944	18, 042	20. 00%	239, 907	194, 487	38, 897	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	690, 338	527, 100	65, 074	17. 59%	537, 710	(562, 682)	(152, 375)	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202, 064	202, 064	20, 206	10. 10%	164, 177	(87, 592)	(37, 623)	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2, 299, 197	2, 299, 197	209, 249	9. 71%	2, 312, 425	57, 413	5, 662	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Business of advertisement etc.	$ 1,424,762	$ 1,391,338	—	7.14%~ 100.00%	$ 789,404	$ 124,565	$ 38,249	—
President International Trade and Investment Corp.	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 15,000	150	100.00%	US 8,593	(US 1,428)	—	Indirect owned subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 25,450	US 37,500	—	100.00%	US 2,696	(US 14,515)	—	Indirect owned subsidiary
Cayman President Holding Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 240,160	—	100.00%	US 263,860	US 14,328	—	Indirect owned subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 31,000	US 22,000	—	100.00%	US 25,145	(US 2,982)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,362	US 138	—	Indirect owned subsidiary
	Cargill President Holding Pte Ltd.	Singapor	Professional investment	US 10,000	US 50	10,000	50.00%	US 9,356	(US 1,286)	—	—
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7,600	US 7,600	6,524	47.41%	US 7,588	US 3,430	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12,067	US 12,067	5	45.40%	US 16,265	(US 1,286)	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3,182	US 3,182	—	45.40%	US 3,801	US 482	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13,191	US 13,191	—	45.00%	US 12,257	US 3,675	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US 5,400	US 5,400	—	45.00%	US 6,525	US 1,149	—	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 3,780	—	45.00%	US 2,931	(US 4,543)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 22,857	RMB 864	—	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US$ 10,200	US$ 10,200	10,200	25.50%	US$ 9,054	(US$ 561)	$ —	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 57,872	US 53,102	—	20.00%~100.00%	US 3,459	(US 1,222)	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	30,564	2.68%	526,015	773,512	—	—
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	1,736,261	879,167	51,778	100.00%	956,821	(413,134)	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109,233	109,233	8,037	5.02%	110,825	342,416	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	1.59%	158,180	163,417	—	—
	Tung Ang Enterprises Co Tainan Hsien ets.	Tainan Hsien etc.	Sale of soft drinks etc.	335,500	185,500	—	60.00%~100.00%	147,052	(62,363)	—	Indirect owned subsidiary
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	(US 159)	—	—
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1,022	US 1,022	—	20.00%~50.00%	US 878	(US 4)	—	—
Nanlien International Co.,	Union Chinese Corp.	Taipei Hsien etc.	Sale of foods etc.	79,964	79,964	8,048	80.00%	105,255	31,035	—	—
	Retail Support International Corp.	Jungli City	Distribution center	153,480	153,480	4,000	20.00%	141,956	111,034	—	—
	Cayman Nanlien Holding Ltd.etc.	Grand Cayman, Cayman Islands etc.	Professional investment etc.	1,125,034	1,218,185	—	20.00%~100.00%	973,861	170,646	—	Indirect owned subsidiary
President International Development Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	4,432,692	3,931,365	133,023	100.00%	5,338,103	(205,212)	—	Indirect owned subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,650,000	1,500,000	165,000	100.00%	1,353,464	(120,006)	—	Indirect owned subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tung Yu Investment Corp.	Taipei City	Investments holdings	$ 260,500	$ —	26,050	100.00%	$ 260,206	($ 294)	$ —	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	150,000	—	11,140	100.00%	150,024	24	—	Indirect owned subsidiary
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,400	—	11,140	100.00%	111,328	(72)	—	Indirect o\ subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	42.85%	1,686,279	(22,720)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	497,952	(16,637)	—	subsidiary
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	494,993	(155,026)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	424,025	425,269	43,839	24.90%	508,374	146,761	—	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	2,337,569	3,065,626	215,179	9.98%	2,379,869	57,413	—	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	159,260	202,064	15,926	7.96%	140,546	(87,592)	—	—
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	212,474	—	21,247	5.74%	169,296	(562,682)	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	756,094	643,729	—	7.14%~ 50.00%	139,391	(438,929)	—	—
President Asia Enterprises Inc.	T&T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.30	CAN 0.50	—	20.00%	CAN 3,437	CAN 5,619	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%~ 100.00%	(CAN 2,228)	(CAN 1,435)	—	—
President Chain Store Corp.	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,520,766	1,207,067	46,405	100.00%	1,289,342	(188,077)	—	—
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	396,000	19,800	100.00%	185,042	10,618	—	—
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	100.00%	141,510	(4,751)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Wisdom Distribution Service Corp.etc.	Taipei City	Delievery of magazine etc.	$ 50,000	$ 50,000	9,433	100.00%	$ 130,054	$ 30,380	$ —	—
	President Transnet Corp.	Taipei Hsien	Distribution business	733,230	409,230	72,000	80.00%	157,557	(367,086)	—	—
	Mech-President Co.	Tainan Hsien	Filling station and elevator	364,683	276,940	20,775	62.95%	306,095	140,904	—	—
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237,437	237,437	19,563	60.00%	338,606	106,718	—	—
	President Musashino Corp.	Taipei City	Fresh Food	309,240	309,240	29,880	60.00%	327,685	40,797	—	—
	President Information Corp.	Taipei City	Information Services	100,264	100,264	8,223	54.17%	127,985	38,031	—	—
	Uni-President Oven Bakery Corp.etc.	Taipei City etc.	Bread retailing etc	1,005,682	869,199	—	25.00%~ 100.00%	780,711	46,297	—	—
Ton Yi Industrial Corp.	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	1,388,578	4,001	100.00%	(715,950)	(51,753)	—	—
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	62,307	62,307	—	40.00%~ 100.00%	107,078	20,124	—	—
Tung Ho Development Co., Ltd	Gu Hsiang Co., Ltd	Taipei City	Hotel and restmenant	243,000	243,000	—	100.00%	197,857	(12,366)	—	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	20,150	10,000	2,500	25.00%	27,615	15,983	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	90,583	18,182	—	100.00%	90,052	(1,510)	—	—
Retail Support International Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	61,275	51,300	—	49.00%~ 51.00%	87,093	27,817	—	—
President Enterprises (China) Investment Co., Ltd.	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 331,112	RMB 331,112	—	100.00%	RMB 362,972	RMB 47,634	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397,300	RMB 397,300	—	100.00%	RMB 345,225	RMB 26,355	—	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB$ 200, 359	RMB$ 200, 359	—	100. 00%	RMB$290, 063	RMB$ 37, 990	$ —	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks	RMB 165, 586	RMB 165, 586	—	100. 00%	RMB 235, 859	RMB 61, 028	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 190	RMB 124, 190	—	100. 00%	RMB 151, 873	(RMB 12, 398)	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99, 332	RMB 99, 332	—	100. 00%	RMB 107, 312	RMB 5, 892	—	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcrngi City	Tomato products etc.	RMB 128, 304	RMB 128, 304	—	100. 00%	RMB 95, 045	RMB 1, 611	—	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82, 791	RMB 82, 791	—	100. 00%	RMB 92, 791	RMB 11, 898	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 181	RMB 124, 181	—	100. 00%	RMB 84, 689	(RMB 25, 004)	—	—
	Meishan President Feed & Oil Co., Ltd	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82, 777	RMB 82, 777	—	100. 00%	RMB 62, 593	(RMB 8, 260)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB 109, 266	RMB 109, 266	—	94. 49%	RMB 80, 179	(RMB 4, 844)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99, 332	RMB 99, 332	—	80. 00%	RMB 84, 180	(RMB 7, 241)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51, 818	RMB 51, 818	—	78. 25%	RMB 23, 499	(RMB 10, 538)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	—	55. 00%	RMB 42, 729	(RMB 532)	—	—
	Narnchung President.Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instant noodles, soft drinks and diary food	RMB 48, 800	—	—	49. 00%	RMB 48, 222	(RMB 3, 369)	—	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks and diary food	RMB 20, 700	—	—	33. 33%	RMB 26, 149	RMB 26, 354	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Kai Yu Investment (BVI) Co., Ltd.	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US$ 10,000	US$ 1,500	—	100.00%	US$ 9,118	(RMB$ 6,741)	$ —	—
	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5,000	US 5,000	—	66.66%	US 7,087	RMB 26,354	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US 4,000	US 3,000	—	50.00%	US 3,412	(RMB 7,652)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,677	RMB 7,151	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Grand Cayman, Cayman Islands etc.	Prfessional investment etc.	US 6,408	US 6,408	—	45.00%~ 100.00%	US 4,511	US 108	—	—
President International Investment (BVI) Holding Ltd.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 42,472	US 43,972	42,472	50.00%	US 57,910	US 8,846	—	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14,500	US 11,500	7,833	40.35%	US 9,541	(US 5,346)	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15,834	US 15,834	15,834	39.58%	US 14,513	(US 561)	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,307	US 624	—	—
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd.	Jiansu Province Kunsan City	Manufacturing of biochemical medicine	US 1,000	US 500	1,000	33.33%	US 864	(US 2,242)	—	—
President Life Science Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance holdings	821,451	654,405	25,050	100.00%	523,580	(89,062)	—	—
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	102,232	99,182	—	24.99%~ 100.00%	77,366	(13,910)	—	—
Nella Ltd.	Guangzhou Nella Ltd.	Guanhazhou City	Sales of food and soft drink	US 480	US 480	—	80.00%	(US 417)	(US 72)	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Investments holdings	US 19,910	US 19,910	19,910	100,00%	US 16,020	(US 1,655)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3,000	US 3,000	3,000	50.00%	US 1,828	US 948	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Presiclerc Ltd.	Tortola, British Virgins Islands	Investments holdings	US$ 6,418	$ —	6,175	47.50%	US$ 2,715	(US$ 7,410)	—	—
	T&T Supermarket Inc.	Richmond, BC, Canada	Whdesale and retail business	US 7,537	—	—	20.00%	US 6,988	CAN 4,837	—	—
Wisdan Distribution Senvice Corp.	President Logistics International Corp. etc.	Chung – Li City etc.	Transportation business etc.	US 20,904	US 10,000	200	20.00%	US 19,800	US 20,932	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	—	100.00%	US 4,754	US 312	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of cans	US 7,500	US 7,500	—	100.00%	US 2,579	(US 147)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100.00%	US 227	(US 5)	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33,993	US 33,993	—	88.58%	US 27,809	US 1,364	—	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 28,127	US 28,127	—	87.93%	US 16,154	US 294	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 50,800	RMB 45,000	—	51.00%	RMB 48,446	(RMB 3,369)	—	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Sales of food and soft drink	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—
Meishan president Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and Processing of eggs	RMB 4,318	—	—	50.00%	RMB 3,196	(RMB 1,885)	—	—
Qingdo President Food & Livestock Co., Ltd.	San Tong Wanfu(Qingdo) Food Co., Ltd.	Qingdo City	Feed,breed stock and pouitry	RMB 24,831	—	—	30.00%	RMB 24,831	—	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems.Inc. etc.	Sunny Bale, CA, U.S.A. etc.	Analysis of cell etc.	US$ 7,850	US$ 7,850	—	29.41%~70.88%	US$ 3,919	(US$ 2,262)	$ —	—
President Chain Store (Lubuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 15,999	(PESO 38,802)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 3,283	RMB 1,131	—	—
Philippine Seven Corp.	Convenience Distribution Inc.etc.	Quezon City, Philippine.etc.	Distribution and storage etc.	PESO 80,822	PESO 80,822	—	40.00%~100.00%	PESO 87,111	PESO 1,775	—	—
Mech – President (BVI) Corp.	Shanghai Mech – President Co., Ltd.	Shanghai City	Filling station and elevator	US 2,500	—	—	100.00%	US 2,418	(RMB 650)	—	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 31,299	(US 1,848)	—	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 18,394	(US 1,006)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of December 31, 2002 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ –	$ –	US$6,077.5	78.25%	(RMB$ 14,765) (Note 2)	RMB$ 2,576	–
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	–	–	US 13,077	100.00%	(RMB 15,502) (Note 2)	RMB 29,235	–
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	–	–	US 3,828	55.00%	RMB 5,383 (Note 2)	RMB 103,757	–
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	–	–	US13,207.4	94.49%	(RMB 15,130) (Note 2)	RMB 44,029	–
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	–	–	US 12,450	100.00%	(RMB 7,969) (Note 2)	RMB 9,693	–
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	–	–	US 20,000	100.00%	RMB 54,168 (Note 2)	RMB 214,138	–
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	–	–	US 40,000	100.00%	RMB 56,944 (Note 2)	RMB 467,852	–
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24,200	(Note 1)	US 26,440	–	–	US 26,440	100.00%	RMB 42,309 (Note 2)	RMB 341,137	–
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10,000	(Note 1)	US 9,400	–	–	US 9,400	100.00%	(RMB 7,663) (Note 2)	RMB 69,319	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48,000	(Note 1)	US$ 48,000	$ —	$ —	US$ 48,000	100.00%	(RMB$ 6,444) (Note 2)	RMB$ 174,293	—
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19,900	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 10,209) (Note 2)	RMB 167,221	—
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12,000	(Note 1)	US 12,000	—	—	US 12,000	100.00%	RMB 5,776 (Note 2)	RMB 116,523	—
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	—	—	US 13,000	100.00%	(RMB 6,546) (Note 2)	RMB 12,623	—
Ningbo Malting Co., Ltd.	Malt	US 26,000	(Note 1)	US 3,200	US 2,000	—	US 5,200	20.00%	RMB 4,180 (Note 3)	RMB 9,527	—
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	—	—	US 10,200	60.00%	RMB 684 (Note 2)	RMB 77,491	—
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74,000	(Note 1)	US 22,200	—	—	US 22,200	30.00%	RMB 1,712 (Note 3)	RMB 200,900	—
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	—	—	US 5,400	45.00%	RMB 4,328 (Note 3)	RMB 49,955	—
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	—	—	US 13,191	45.00%	RMB 14,966 (Note 3)	RMB 101,457	—
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	—	—	US 3,780	45.00%	(RMB 16,922) (Note 3)	RMB 9,822	—
President Enterprises (China) Investment Co., Ltd.	Investment	US$248,160	(Note 1)	—	—	—	—	100.00%	RMB 118,596 (Note 2)	RMB 2,557,176	—
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15,000	(Note 1)	US 12,000	—	—	US 12,000	80.00%	(RMB 6,984) (Note 2)	RMB 79,417	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
					Payment	Remittance					
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US$ 10,000	(Note 1)	US$ 10,000	$ —	$ —	US$ 10,000	100.00%	RMB$ 11,912 (Note 2)	RMB$ 92,822	—
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15,000	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 25,253) (Note 2)	RMB 90,245	—
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	—	—	—	—	100.00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5,000	(Note 1)	—	—	—	—	100.00%	RMB 92 (Note 2)	RMB 1,102	—
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 12,000	(Note 1)	—	—	—	—	100.00%	(RMB 3,583) (Note 2)	RMB 94,992	—
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 20,000	(Note 1)	US 50	US 9,950	—	US 10,000	50.00%	(RMB 4,581) (Note 2)	RMB 77,544	—
Beijing President Drinks & Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 7,500	(Note 1)	—	—	—	—	100.00%	RMB 26,354 (Note 2)	RMB 87,993	—
President Fuche (Qingdo) Co., Ltd.	Manufacturing of eggs products, agricultural products, marine products and livestock products	US 1,000	(Note 1)	—	—	—	—	50.00%	(RMB 943) (Note 2)	RMB 3,195	—
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1,200	(Note 1)	US 180	—	—	US 180	15.00%	—	RMB 1,489	—
Kushan President Healthy Food Co., Ltd (Note 4)	Juice, soft drinks	US 4,720	(Note 1)	—	—	—	—	100.00%	—	—	—
Santong (Qingdo) Food Industry Co., Ltd.	Animal feeds, livestock	US 12,000	(Note 1)	—	—	—	—	30.00%	—	RMB 24,831	—

B. The ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China by MOEAIC
$ 11, 785, 192(Note5)	$ 12, 202, 519(Note 6)	$ 9, 742, 001(Note 7)
(US$ 339, 630. 9)	(US$ 351, 657. 6)	

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) The financial statements are audited by the CPA of parent company in Taiwan.

(Note 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

(Note 4) In the preparatory stage, no remittance of capital.

(Note 5) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,547,590 at the exchange rate when approved by MOEA.

(Note 6) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,914,879 at the exchange rate when approved by MOEA.

(Note 7) The net worth of a company is above 10 billion: 5 billion apply to 40%, 5 billion ~10 billion apply to 30%, above 10 billion apply to 20%. Total amount is it's maximum.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 81, 151

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2002
Nella Limited	Fuchou President Enterprises Co., Ltd.	$ 55, 919
	Nanchang President Enterprises Co., Ltd.	50, 309
	Chengdu President Enterprises Co., Ltd.	48, 183
	Beijing President Enterprises Co., Ltd.	42, 930
	Guangzhou President Enterprises Co., Ltd.	33, 994
	Other	60, 860
		$ 292, 195

The terms of purchase were as the same as to other vendors.

(3) Accounts Receivable

The third area company	Name of investees in Mainland China	December 31,	2002
Nella Limited	Chengdu President Enterprises Food Co., Ltd.	$	12,723
	Kunshan President Enterprises Co., Ltd.		2,154
	Zhangjiagang President Nisshin Food Co., Ltd.		1,986
	Other		48
		$	16,911

(4) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars):None

(5) Other tradition items have significant effects on current gain or loss and financial condition:None.

Note 12. Financial information disclosures for different segments

1. Financial information disclosures for industry segments

(1) Information about the Company's operations in different industries in 2002 and 2001.

2002				
	Industry-Feeds	Industry -Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 10,457,499	$ 25,753,470	$ –	$ 36,210,969
Intersegment sales	1,128,271	34,375	(1,162,646)	–
Total revenues	$ 11,585,770	$ 25,787,845	($ 1,162,646)	$ 36,210,969
Operating profit	$ 264,028	$ 1,672,760	$ –	$ 1,936,788
Equity in net income of subsidiaries				(1,523,080)
Interest expenses				(931,361)
General corporate revenues				3,048,231
General corporate expenses				(841,231)
Consolidated income from continuing operations before income tax				$ 1,689,347
Identifiable assets	$ 3,620,622	$ 10,407,210	$ –	$14,027,832
Long-term investments by equity				40,602,192
Corporate assets				13,987,427
Total assets				$68,617,451
Depreciation expense	$ 193,604	$ 1,164,816		
Amortization expense	$ 16,041	$ 74,963		
Capital expenditure	$ 146,637	$ 910,221		

2001				
	Industry-Feeds	Industry-Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 9,725,382	$ 25,166,441	$ —	$ 34,891,823
Intersegment sales	1,048,692	35,594	(1,084,286)	—
Total revenues	$ 10,774,074	$ 25,202,035	($ 1,084,286)	$ 34,891,823
Operating profit	$ 186,525	$ 1,519,016	$ —	$ 1,705,541
Equity in net income of subsidiaries				(1,491,284)
Interest expenses				(1,215,371)
General corporate revenues				5,065,739
General corporate expenses				(1,023,739)
Consolidated income from continuing operations before income tax				$ 3,040,886
Identifiable assets	$ 3,499,302	$ 10,997,026	$ —	$14,496,328
Long-term investments by equity				40,588,333
Corporate assets				17,078,367
Total assets				$72,163,028
Depreciation expense	$ 203,359	$ 1,178,368		
Amortization expense	$ 8,502	$ 58,815		
Capital expenditure	$ 166,499	$ 1,115,024		

(2) The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

(3) Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense.

The Company accounts for the intersegment purchases and intersegment sales in the same way as the revenue from broadcasting.

(4) The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

2. Financial Information on Geographic Areas: No foreign operation.

3. Information on Export Sales:

Export sales of the Company in 2002, 2001 constitutes less than 10% of the total revenues of 2002, 2001, respectively.

4. Information on Significant Customers:

In 2002 and 2001 customers constituted more than 10% of the Company's total revenue of 2002 and 2001 respectively were as follows:.

	2002		2001	
Name of customers	Amount	Percentage of net operating revenues	Amount	Percentage of net operating revenues
A Corp.	$ 4, 878, 071	14	$ 572, 332	2
B Corp.	4, 233, 571	12	3, 659, 928	11
	$ 9, 111, 642	26	$ 4, 232, 260	13

UNI-PRESIDENT ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2002 AND 2001

These English consolidated financial statements were translated from the consolidated financial statements originally prepared in Chinese.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel:(02)2729-6666
Fax:(02)2757-6371

REPORT OF INDEPENDENT ACCOUNTANTS

April 2, 2003
(03)P12D.30458

To Uni-President Enterprises Corp.

We have audited the accompanying consolidated balance sheets of Uni-President Enterprises Corp. and subsidiaries as of December 31, 2002 and 2001, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain non-consolidated entity, long-term investments accounted for under the equity method, which statements reflected total equity balance of $18,398,591,000 and $19,198,297,000 and total negative equity balance of $118,623,000 and $57,404,000 as of December 31, 2002 and 2001, respectively, and net investment income in the amount of $570,717,000 and $427,394,000 for the years then ended. These statements were audited by other auditors, whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to those amounts included for these long-term investments is based solely upon the reports of other auditors.

We conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 1 to the consolidated financial statements, the consolidated entities of Cayman President Holding Ltd. have changed as of December 31, 2002, accordingly, Cayman President Holding Ltd. restated its financial statements for the year ended December 31, 2001. Due to the above mentioned reasons, the Company restated its year 2001 financial statements.

As described in Note 3 to the consolidated financial statements, effective 2002, Uni-President Enterprises Corp. changed its method of accounting of certain inventory costs from the First in, first out method to the weighted average method. The net cumulative effect of the change in accounting principle amounted to $7,810,000 for the year ended December 31, 2002. Effective January 1, 2002, Uni-President Enterprises Corp. also adopted R.O.C. FAS No. 30 "Accounting for Treasury Stock" under which the parent company's stock held by its subsidiaries are accounted for as treasury stock. As a result of this change in the method of accounting of treasury stock, net income was decreased by $126,998,000 for the year ended December 31, 2002.

PricewaterhouseCoopers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices utilized in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2002	2001
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 2,119,698	$ 2,651,128
Short-term investments (Notes 4(2) and 6)	2,516,494	6,064,305
Notes receivable (Notes 4(3) and 5)	963,319	895,766
Accounts receivable – third parties (Note 4(4))	2,008,574	1,538,598
Accounts receivable – related parties (Note 5)	2,763,141	2,173,159
Other receivables – third parties (Note 4(20))	582,126	1,571,210
Other receivables – related parties (Note 5)	702,731	689,111
Inventories (Notes 3 and 4(5))	4,464,053	4,133,580
Prepayments	764,206	748,284
Other current assets (Notes 4(20) and 6)	1,072,174	545,576
	17,956,516	21,010,717
Long-term investments (Notes 3, 4(6), 5 and 6)	58,114,274	58,762,243
Allowance for excess of cost over market value of long-term investments	(45,472)	(156,270)
	58,068,802	58,605,973
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	4,160,753	4,158,884
Buildings	7,341,525	7,187,669
Machinery and equipment	14,051,684	13,487,273
Storage facilities	164,613	165,382
Electrical installations	799,566	757,033
Transportation equipment	557,241	567,100
Furniture and fixtures	2,420,014	2,496,856
Leased property	259,270	254,440
Leasehold improvements	143,266	140,754
Other equipment	4,361,894	3,898,315
Revaluation increment	2,440,336	2,457,076
Cost and revaluation	36,700,162	35,570,782
Less: Accumulated depreciation	(14,809,458)	(13,293,247)
Construction in progress and advances to suppliers	1,832,945	1,431,355
	23,723,649	23,708,890
Intangible Assets		
Trademarks (Note 4(10))	39,925	48,726
Deferred pension cost (Note 4(15))	381,723	414,738
Other intangible assets (Notes 4(10) and 6)	779,287	748,207
	1,200,935	1,211,671
Other Assets		
Assets held for lease (Notes 4 (8) and 6)	721,860	1,013,137
Idle assets (Notes 4 (9) and 6)	692,158	474,226
Guaranteed deposits	167,828	117,518
Deferred expenses (Note 4(10))	355,314	393,495
Long-term receivables (Note 4(11))	21,945	40,846
Deferred income taxes (Note 4(20))	122,948	269,024
Other (Note 4(7))	514,085	461,725
	2,596,138	2,769,971
TOTAL ASSETS	$103,546,040	$107,307,222

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Short-term loans (Notes 4(12) and 6)	$ 11,497,458	$ 10,759,468
Commercial papers payable (Notes 4(13) and 6)	2,219,832	3,118,350
Notes payable	18,117	20,370
Accounts payable (Note 5)	3,217,969	2,926,500
Income tax payable (Note 4(20))	49,302	80,421
Accrued expenses (Note 5)	2,538,427	2,487,286
Other payables (Note 5)	1,102,411	2,926,607
Cash in advance	72,184	81,367
Current portion of long-term liabilities (Notes 4(7), 4(14) and 6)	3,652,191	1,783,343
Other current liabilities	538	32,453
	24,368,429	24,216,165
Long-term liabilities		
Long-term loans (Notes 4(14) and 6)	29,141,550	32,864,386
Long-term payables (Note 4(7))	169,101	178,201
	29,310,651	33,042,587
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,803
Other Liabilities		
Provision for retirement plan (Note 4(15))	874,759	575,061
Customers' deposits	187,628	144,057
Other (Note 4(6))	6,302,763	6,681,319
	7,365,150	7,400,437
TOTAL LIABILITIES	62,336,033	65,950,992
Stockholders' Equity		
Common stock (Notes 1 and 4(16))	34,422,458	33,476,572
Capital reserve (Notes 4(7), 4(16) and 4 (17))		
Transaction in treasury Stock	125,165	—
Asset revaluations	452,131	452,131
Gain on disposal of property, plant and equipment	—	10,889
Donated capital	228	228
Long-term investments	418,488	439,806
Retained earnings (Notes 4(16), 4(17) and 4(18))		
Legal reserve	4,518,723	4,216,966
Special earnings reserve	168,156	354,622
Unappropriated earnings	1,825,958	3,499,252
Other adjustment to stockholders' equity		
Unrealized loss on long-term investments	(151,953)	(163,447)
Cumulative translation adjustment	(107,858)	59,364
Unrealized pension cost	(216,695)	(8,616)
Treasury stock (Notes 3, 4(6) and 4(19))	(244,794)	(981,537)
	41,210,007	41,356,230
Contingent Liabilities and Commitments (Notes 5 and 7)		
Significant Subsequent Events (Note 9)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$103,546,040	$107,307,222

The accompanying consolidated notes are an integral part of these consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002	2001
Operating Revenues (Note 5)		
Gross sales	$ 60,775,870	$ 58,097,069
Less: Sales returns	(351,336)	(380,326)
Sales allowance	(3,065,986)	(2,794,365)
Net sales	57,358,548	54,922,378
Other	3,534,788	2,443,205
	60,893,336	57,365,583
Operating Costs (Note 5)		
Cost of goods sold	(42,099,748)	(41,427,271)
Other	(3,240,637)	(1,868,151)
	(45,340,385)	(43,295,422)
Gross Profit	15,552,951	14,070,161
Operating Expenses (Note 5)		
Selling expenses	(11,191,232)	(10,089,021)
Administrative and general expenses	(3,275,823)	(3,364,478)
Research and development expenses	(293,611)	(285,499)
	(14,760,666)	(13,738,998)
Operating Income	792,285	331,163
Other Income		
Interest income (Note 5)	66,731	74,768
Income from investments	126,102	130,906
Gain on disposal of property, plant and equipment (Note 5)	20,120	15,120
Gain on sale of investments (Note 5)	2,202,975	4,655,741
Gain on foreign currency transactions	−	70,037
Rental income (Notes 4(8) and 5)	377,169	463,380
Reversal of short-term decline market value	1,051,145	−
Others (Note 5)	1,374,031	1,509,300
	5,218,273	6,919,252
Other Expenses		
Interest expenses (Note 4(7))	(1,740,592)	(2,222,294)
Loss from investments (Note 4(6))	(1,764,054)	(1,068,303)
Loss on disposal of property, plant and equipment	(46,471)	(41,834)
Loss on inventory taking	(2,721)	(4,479)
Loss on foreign currency transactions	(93,830)	−
Loss on reduction and obsolescence of inventory in market value	(10,119)	(134,164)
Expenditure for issue of commercial papers	(9,350)	(13,968)
Shutdown loss	(101,857)	(41,082)
Others	(843,757)	(855,865)
	(4,612,751)	(4,381,694)
Income before income taxes and minority interests	1,397,807	2,868,721
Income tax expense (Note 4(20))	(271,813)	(95,829)
Income before extraordinary items and cumulative effect of changes in accounting principle	1,125,994	2,772,892
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4(20))	(7,810)	−
Minority interests in subsidiaries' loss	390,576	240,868
Net Income	$ 1,508,760	$ 3,013,760

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2002		2001	
	Before Tax	After Tax	Before Tax	After Tax
Basic Earnings Per Common Share (Note 4(21))				
Net income from continuing operations	$ 0.41	$ 0.33	$ 0.83	$ 0.81
Cumulative effect of changes in accounting principle	—	—	—	—
Minority interests in subsidiaries loss	0.12	0.12	0.07	0.07
Net Income	$ 0.53	$ 0.45	$ 0.90	$ 0.88
Pro forma amounts assuming that investments from subsidiaries are not treated as treasury stock：				
Net Income	$ 1,514,392	$1,635,758	$ 2,868,721	$ 3,013,760
Basic Earnings Per Common Share				
Net Income	$ 0.45	$ 0.48	$ 0.83	$ 0.88
Pro forma amounts assuming retroactive application of change in method of accounting for inventory cost				
Net Income	$ 1,397,807	$1,516,570	$ 2,858,308	$ 3,005,950
Basic Earnings Per Common Share				
Net Income	$ 0.41	$ 0.45	$ 0.83	$ 0.87

The accompanying consolidated notes are an integral part of the consolidated financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2001	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 158,399)	($ 252,294)	$ —	($ 1,504,180)	$ 39,492,719
Reversal of special earnings reserve	—	—	—	(242,267)	242,267	—	—	—	—	—
Distribution of net income of 2000 :										
Appropriation of legal reserve	—	—	338,542	—	(338,542)	—	—	—	—	—
Appropriation of special earnings reserve	—	—	—	102,328	(102,328)	—	—	—	—	—
Directors' and supervisors' remuneration	—	—	—	—	(58,891)	—	—	—	—	(58,891)
Employees' bonuses	—	—	—	—	(117,782)	—	—	—	—	(117,782)
Payment of cash dividends	—	—	—	—	(1,894,900)	—	—	—	—	(1,894,900)
Issuance of stock dividends	1,831,738	—	—	—	(1,831,738)	—	—	—	—	—
Capital reserve transferred to common stock	63,163	(63,163)	—	—	—	—	—	—	—	—
Net income for 2001	—	—	—	—	3,013,760	—	—	—	—	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	—	77,545	—	—	—	—	—	—	—	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	—	1,315	—	—	(1,315)	—	—	—	—	—
Adjustment of capital reserve due to the disposal of subsidiaries' stock	—	(5,126)	—	—	5,126	—	—	—	—	—
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	—	133	—	—	—	—	—	—	—	133
Adjustment of unrealized loss market value decline of long-term equity investments	—	—	—	—	—	2,129	—	—	—	2,129
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	(7,177)	—	—	—	(7,177)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	—	—	(8,616)	—	(8,616)
Purchase of treasury stock	—	—	—	—	—	—	—	—	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	—	—	—	—	—	—	—	—	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retire of treasury stock	—	23,009	—	—	—	—	—	—	—	23,009
Cumulative translation adjustment	—	—	—	—	—	—	311,658	—	—	311,658
Treasury stock	—	—	—	—	—	—	—	—	608,702	608,702
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 163,447)	$ 59,364	($ 8,616)	($ 981,537)	$ 41,356,230

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2002	Common Stock	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2002	$ 33,476,572	$ 903,054	$ 4,216,966	$354,622	$ 3,499,252	($ 163,447)	$ 59,364	($ 8,616)	($ 981,537)	$ 41,356,230
Reversal of special earnings reserve	–	–	–	(252,293)	252,293	–	–	–	–	–
Distribution of net income of 2001 :										
Appropriation of legal reserve	–	–	301,757	–	(301,757)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	65,827	(65,827)	–	–	–	–	–
Directors' and supervisors' remuneration	–	–	–	–	(54,779)	–	–	–	–	(54,779)
Employees' bonuses	–	–	–	–	(164,337)	–	–	–	–	(164,337)
Payment of cash dividends	–	–	–	–	(2,005,192)	–	–	–	–	(2,005,192)
Issuance of stock dividends	1,002,596	–	–	–	(1,002,596)	–	–	–	–	–
Capital reserve – gained on disposal of property, plant and equipment transferred to unappropriated earnings	–	(10,889)	–	–	10,889	–	–	–	–	–
Adjustment of capital reserve due to the Company's disproportionate subscription to capital reserve gained on disposal of property, plant and equipment by subsidiaries transferred to unappropriated earnings	–	(149,252)	–	–	149,252	–	–	–	–	–
Net income for 2002	–	–	–	–	1,508,760	–	–	–	–	1,508,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	63,465	–	–	–	–	–	–	–	63,465
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	42,068	–	–	–	–	–	–	–	42,068
Unrecognized pension cost	–	–	–	–	–	–	–	(196,810)	–	(196,810)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(11,269)	–	(11,269)
Adjustment of unrealized loss on market value decline of long-term equity investments	–	–	–	–	–	110,798	–	–	–	110,798
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(99,304)	–	–	–	(99,304)
Retirement of treasury stock	(56,710)	(1,833)	–	–	–	–	–	–	58,543	–
Purchase of treasury stock	–	–	–	–	–	–	–	–	(178,004)	(178,004)
Adjustment due to the Company's proportionate subscription to the subsidiaries transact of treasury stock	–	21,619	–	–	–	–	–	–	(29,609)	(7,990)
Adjustment due to the Company's treatment of stock held by subsidiaries as treasury stock	–	–	–	–	–	–	–	–	(1,260,735)	(1,260,735)
Adjustment due to the Company's treatment of stock sold by the subsidiaries as sale of treasury stock	–	126,998	–	–	–	–	–	–	1,260,735	1,387,733
Adjustment due to the Company's proportionate subscription to the subsidiaries' conversions of convertible bonds	–	782	–	–	–	–	–	–	–	782
Cumulative translation adjustment	–	–	–	–	–	–	(167,222)	–	–	(167,222)
Treasure stock	–	–	–	–	–	–	–	–	885,813	885,813
Balance at December 31, 2002	$ 34,422,458	$ 996,012	$ 4,518,723	$ 168,156	$ 1,825,958	($ 151,953)	($ 107,858)	($ 216,695)	($ 244,794)	$ 41,210,007

The accompanying consolidated notes are an integral part of these consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSAND OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,508,760	$ 3,013,760
Minority interests in subsidiaries' loss	(390,576)	(240,868)
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for short-term investments decline in market value	—	345,068
Reversal of short-term decline market value valuation	(1,051,145)	—
Provision for doubtful accounts	100,225	86,162
Reversal of allowance for doubtful accounts	(69,264)	(28,254)
Loss on reduction and obsolescence of inventory in market value	10,119	134,164
Reversal of inventory obsolescence valuation	(5,569)	(7,491)
Equity in loss of subsidiaries	1,704,321	562,061
Perpetual loss of long-term investments accounted for under the cost method	45,026	167,989
Cash dividends from equity subsidiaries	957,967	915,316
Gain on sale of investments	(2,376,885)	(4,792,989)
Depreciation	2,541,455	2,247,842
Gain on disposal of property, plant and equipment, idle assets and other assets	(20,120)	(15,120)
Loss on disposal of property, plant and equipment, idle assets and other assets	46,471	41,834
Write-off of property, plant and equipment	—	2,139
Amortization	190,827	116,672
Amortization of excess between cost and book value acquired	1,012	1,012
Gain on foreign currency transactions	(10,868)	(5,419)
Changes in assets and liabilities		
Notes receivable	(73,148)	7,724
Accounts receivable – third parties	(526,237)	(137,182)
Accounts receivable – related parties	(589,982)	(253,232)
Other receivables – third parties	(71,333)	179,987
Other receivables – related parties	16,528	(40,597)
Inventories	(335,023)	821,638
Prepayments	(15,922)	(32,770)
Deferred income tax assets-current	(26,369)	(215,813)
Other current assets	(498,507)	(119,381)
Deferred pension cost	33,015	(414,738)
Long-term receivables	43,437	(10,711)
Deferred income tax assets-non-current	146,076	214,430
Notes payable	(2,253)	(198,199)
Accounts payable	291,469	317,348
Income tax payable	(31,119)	12,659
Accrued expenses	51,141	25,217
Other payables	(216,068)	306,559
Cash received in advance	(9,183)	(57,211)
Other current liabilities	(31,915)	32,453
Provision for retirement plan	102,888	473,543
Net cash provided by operating activities	1,439,251	3,455,602

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (Increase) in short-term investments	$ 3,800,801	($ 4,278,169)
(Increase) Decrease in other receivable – related parties	(30,148)	59,416
(Increase) Decrease in certificate of deposit-restricted	(1,722)	34,623
Cash purchase of long-term investments-subsidiaries	(4,062,453)	(1,971,695)
Cash purchase of long-term investments-non subsidiaries	(2,321,736)	(2,406,968)
Proceeds from sales of long-term investments-subsidiaries	105,747	689,781
Proceeds from sales of long-term investments-non subsidiaries	6,053,308	5,525,329
Proceeds due to the subsidiaries' capital reduction	46,160	750
Proceeds due to the subsidiaries' liquidation distribution	72,594	1,960
Cash purchase of property, plant and equipment, assets held for lease and other assets	(3,136,500)	(4,109,120)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	462,898	423,504
(Increase) Decrease in guaranteed deposits	(50,310)	904
Increase in trademarks, land occupancy right and deferred expenses	(174,925)	(155,467)
Decrease in employees' car loans	6,359	9,621
Increase in other assets-other	(8,474)	(11,636)
Net cash provided by (used in) investing activities	761,599	(6,187,167)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) in short-term loans	737,990	(588,572)
Decrease in commercial paper payable	(898,518)	(449,943)
Decrease of other payable – related parties	–	(909,490)
(Decrease) Increase in long-term loans	(1,854,323)	7,094,804
Increase (Decrease) in customers' deposits	43,571	(883)
Decrease in minority interests in subsidiaries	(17,346)	(22,226)
Decrease in other liabilities	(36,178)	(39,079)
Payments of directors' and supervisors' remuneration	(54,779)	(58,891)
Payments of employees' bonuses	(164,337)	(117,782)
Payments of cash dividends	(2,005,192)	(1,894,900)
Payments of treasury stock	(178,004)	(58,543)
Decrease in treasury stock	1,683,968	–
Net cash (used in) provided by financing activities	(2,743,148)	2,954,495
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	10,868	5,419
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(531,430)	228,349
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,651,128	2,422,779
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,119,698	$ 2,651,128
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 1,692,881	$ 2,133,257
2. Income taxes paid	$ 178,263	$ 89,544
3. Fair value of subsidiaries on the date of acquisition during the period:		
Uni-President Glass Industrial Co., Ltd.		
Cash	$ –	$ 5,256
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ –	$ 397,366
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	–	(5,256)
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ –	$ 392,110

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
4. Fair value of subsidiary on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ –	$ 22,047
Total proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 21,051
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	–	(11,244)
Proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ –	$ 9,807
(2)Mech-President Corp.		
Cash	$ –	$ 38,277
Total proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 85,283
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	–	(18,105)
Proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ –	$ 67,178
(3)Retail Support International Corp.		
Cash	$ –	$ 1,272
Total proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 237,180
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	–	(394)
Proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ –	$ 236,786
(4)Uni – President Oven Bakery Corp.		
Cash	$ –	$ 16,617
Total proceeds from sale of Retail Support International Corp. (Based on 20% ownership)	$ –	$ 38,584
Less: Cash balance of Retail Support International Corp. (Based on 20% ownership)	–	(3,323)
Proceeds from sale of Retail Support International Corp. (Based on 20% ownership)	$ –	$ 35,261

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
Investing and financing activities with partial cash payment		
1.Purchase of long-term investments	$ 4,886,780	$ 5,876,072
Plus : Other payables, beginning of year	1,497,409	–
Less : Other payables, end of year	–	(1,497,409)
Cash purchase of long-term investments	$ 6,384,189	$ 4,378,663
2.Sales of long-term investments	$ 5,098,638	$ 7,275,527
Add : Other payables, beginning of year	1,060,417	–
Less : Other payables, end of year	–	(1,060,417)
Proceeds from sales of long-term investments	$ 6,159,055	$ 6,215,110
3.Purchase of property, plant and equipment, assets held for lease, and other assets	$ 3,017,016	$ 3,804,375
Plus : Other payables, beginning of year	223,536	516,483
Long-term payables, beginning of year	210,444	222,242
Less : Other payables, end of year	(112,817)	(223,536)
Long-term payables, end of year	(201,679)	(210,444)
Cash purchase of property, plant and equipment, assets held for lease, and other assets	$ 3,136,500	$ 4,109,120
Other activities with no cash flow effect		
1.Reversal of short-term investments transferred in allowance for treasury stock decline loss	($ 798,155)	$ 608,702
2.Long-term investments transferred to treasury stock	$ 1,260,735	$ –

The accompanying consolidated notes are an integral part of these consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated April 2, 2003

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1 HISTORY AND ORGANIZATION

(1) Uni-President Enterprises Corp. (the "Company") was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with initial capital of $32,000. As of December 31, 2002, authorized and issued outstanding capital amounted to $34,422,458, consisted of 3,442,246,000 shares of common stock at $10 (NT dollar), par value, per share. The Company primarily engages in the manufacture, processing and sales of various soft drinks, foods, flour and animal feeds.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

(2) Name of consolidated subsidiaries, their major of business and percentage owned by the Company

		Percentage owned	
Name of subsidiaries	Major of business	2002	2001
Cayman President Holding Ltd. (Note1)	General Investing	100.00%	100.00%
Nanlien International Corp.	General trading	99.99%	99.99%
President International Development Corp.	Development and management of shopping malls	58.50% (Note2)	58.50% (Note2)

(Note1)The consolidated entities of Cayman President Holding Ltd. have been changed due to a change in its subsidiaries comprising the consolidated statements of Cayman President Holding Ltd. as of December 31, 2002. Accordingly, the Cayman President Holding Ltd. and the Company have restated the respective consolidated financial statements for the year ended December 31, 2001.

(Note2)As of December 31, 2002 and 2001, 0.67% of President International Development Corp. was owned by Nanlien International Corp..

(3) Non-consolidated subsidiaries

Name of subsidiaries	Percentage owned by the Company December 31,2002	December 31,2001	Reason for non-consolidation
President International Trade and Investment Corp.	100.00%	100.00%	(Note 1)
Kai Nan Investment Co., Ltd.	100.00%	100.00%	(Note 1)
Kai Yu Investment Co., Ltd.	100.00%	100.00%	(Note 1)
President Global Corp.	100.00%	100.00%	(Note 1)
Uni-President Glass Industrial Co., Ltd.	100.00%	100.00%	(Note 1)
U-Chains Enterprises Corp.	100.00%	100.00%	(Note 1)
Tone Sang Construction Corp.	100.00%	100.00%	(Note 1)
Uni-President Dream Parks Corp.	100.00%	100.00%	(Note 1)
President Baseball Team Corp.	100.00%	100.00%	(Note 1)
President Digital Net work Corp.	100.00%	100.00%	(Note 1)
President Natural Industrial Corp.	74.85%	74.85%	(Note 1)
President Entertainment Corp.	61.80%	61.80%	(Notes 1 and 2)
Parabola Creative Inc.	60.00%	60.00%	(Note 1)
President Pharmaceutical Corp.	53.74%	73.74%	(Note 1)
President Nisshin Corp.	51.00%	51.00%	(Note 1)
Ton Yi Pharmaceutical Corp.	51.00%	51.00%	(Note 1)
Tong-Jeng Development Corp.	42.86%	50.00%	(Notes 1 and 2)

(Note 1) Majority owned subsidiary's total assets and total operating revenues constitute less than 10% of the respective accounts of the Company.

(Note 2) As of December 31, 2002, 38.20% of President Entertainment Corp. and 42.85% of Tong-Jeng Development Corp. were owned by President International Development Corp..

(4) Adjustment on different accounting period of subsidiaries : None.

(5) Special operating risk on foreign subsidiaries : None.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of consolidation

Consolidated financial statements include all majority owned subsidiaries, except for subsidiaries with total assets and operating revenue constituting less than 10% of the Company's respective non-consolidated totals. Irrespective of the above test, if the combined operating revenues and total assets of all such non-consolidated subsidiaries exceed 30% of the Company's respective non-consolidated totals, then each individual subsidiary with total assets or operating revenue greater than 3% of the Company's respective non-consolidated totals is consolidated.
The consolidated financial statement are prepared in accordance with R.O.C. FASB. No.7 "Consolidated Financial Statements, " and all intercompany in transactions have been eliminated.

2. Foreign currency transactions and translation

The Company and its consolidated subsidiaries maintain their accounts in New Taiwan dollars. Except for the accounts of Cayman President Holding Ltd. are maintained in US dollars. Foreign currency transactions are measured and recorded in their regular functional currencies using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

3. Forward exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments is recognized between the spot rate at the balance sheet date and the settlement rate in net income. For those designated as economic hedges of net investments in foreign entities, gains or losses on which is reported as "translation adjustments", separately and accumulated in a separated component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are be deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining current net income.

4. Cash equivalent

Cash equivalent includes callable bonds, bankers' acceptances and commercial papers with maturity date of less than three months.

5. Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined using the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

6. Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable and other factors.

7. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method (the Company used the first-in, first-out "FIFO" method before 2001) except for livestock which is based on average cost less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials, raw materials in transit and supplies is based on the replacement cost, and market values for merchandise, work in process, livestock in process, finished goods and by-products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

The subsidiaries adopt the same accounting principle for inventories as the Company except for the following companies.

Subsidiaries	Accounting Principle
Hong Kong President Holdings Limited	FIFO
President Enterprises (China) Investment Co., Ltd.	FIFO
Uni-President (Thailand) Limited	FIFO
Uni-President International (HK) Company Limited	FIFO
Uni-President (Philippines) Corp.	FIFO
Zhangjiagang President Nisshin Food Co., Ltd.	FIFO
RFM President Enterprises Corporation.	FIFO

8. Long-term investments

Investments which ownership interest exceeds 20%, or in which the Company has the ability to exercise substantial influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of

the subsidiary's net book value on the date of acquisition is capitalized and amortized over a period of five years.

Long-term investments in which the Company has less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise substantial influence, are stated at the lower of cost or market value for listed companies and at cost for unlisted companies. The market value of listed companies is determined used the average closing price of the last month during the accounting period and the unrealized loss of decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and the chance of recovery is uncertain, then loss of decline in market value is be recognized in the current period.

"Cumulative Translation Adjustment" resulting from translation of all assets and liabilities of the invested foreign companies, which are accounted for using the equity method, are recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

9. Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the asset to the condition and location for their intended use is capitalized. Major renewals, better and additions are capitalized and recorded as depreciable assets. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method based in the cost or revaluation balance over the estimated economic useful lives of depreciable assets. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of depreciable assets are : buildings 2-55 years; other assets 2-30 years. Containers are expensed when damaged.

Gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets is recorded as other income or loss. Prior to 2001, this disposal gain net of related income tax is transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss for the current period. The depreciation expense for the period is recorded as other expenses.

10. Intangible assets

Trademarks are stated at cost and amortized on the straight-line basis over the estimated useful life of 10 years. Land occupancy right is stated at cost and amortized on the straight-line basis over the contract period of 50 years.

11. Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rent paid quarterly or based on unit-of-production is recorded as current expense.

Other deferred expenses are depreciated or amortized over a period of 3-10 years.

12. Retirement plan and cost

The Company and its consolidated subsidiaries, Nanlien International Corp., and President International Development Corp., have their respective non-contributory and funded defined benefit retirement plan covering all regular employees. Monthly contribution is deposited into the respective independently administrated retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

The subsidiary, Cayman President Holdings Ltd., has no retirement plan because it is primarily served by its parent company.

13.Treasury stock

The cost of treasury stock (common) acquired by the parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are based on fair value.
(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against Retained Earnings.
(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against Retained Earnings; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 “Accounting for Treasury Stock” and accordingly began to treat the parent company’s stocks held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements.

14. Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax assets or liabilities are classified into current or non-current items in accordance with the nature of the balance sheet accounts or the period realization is expected. Adjustments of prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credits", whereby investment tax credits from the purchase of machinery and equipment, research expenditure, training expenditure and investment in stock were adopted by flow through method.

The 10% additional tax expense on undistributed earnings paid by the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.) are recognized in accordance with the resolution adopted at the annual stockholders' meeting.

15. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

16. Revenues, costs and expenses

Sales revenues are recognized when the earning process is completed and payment is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

17. Amortization of excess between cost and book value acquired

The difference between the investment cost and the Company's equity shares of the subsidiaries' net book value at the investment date is amortized over a five year period.

Note 3 CHANGE IN ACCOUNTING PRINCIPLE

1. Effective January 1, 2002, the Company changed the method of computing inventory costs from the FIFO method to the weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. The net cumulative effect of this change in accounting principles amounted to $7,810 which was included in the net income for the year ended December 31, 2002.

2. Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, net income decreased by $126,998 for the year ended December 31, 2002.

Note 4 DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENTS

	December 31, 2002	December 31, 2001
Cash:		
Cash on hand	$ 47,188	$ 34,534
Checking deposits	60,397	71,731
Demand deposits	1,717,959	1,785,234
Time deposits	269,088	716,141
	2,094,632	2,607,640
Cash equivalent:		
Commercial papers	25,066	43,488
	$ 2,119,698	$ 2,651,128

2. SHORT-TERM INVESTMENTS

	December 31, 2002	December 31, 2001
Mutual funds	$ 1,546,015	$ 4,761,254
Common stocks of listed companies	1,278,385	1,507,655
Convertible bonds	117,838	186,000
Government bonds	–	288,130
	2,942,238	6,743,039
Less: Valuation allowance	(425,744)	(678,734)
	$ 2,516,494	$ 6,064,305

3. NOTES RECEIVABLE

	December 31, 2002	December 31, 2001
Notes receivable	$ 1,045,118	$ 971,970
Less: Allowance for doubtful notes receivable	(81,799)	(76,204)
	$ 963,319	$ 895,766

4. ACCOUNTS RECEIVABLE－THIRD PARTIES

	December 31, 2002	December 31, 2001
Accounts receivable	$ 2,243,939	$ 1,717,702
Less: Allowance for doubtful accounts receivable	(235,365)	(179,104)
	$ 2,008,574	$ 1,538,598

5. INVENTORIES

	December 31, 2002	December 31, 2001
Merchandise	$ 976,873	$ 695,260
Raw materials	1,549,900	1,337,845
Raw materials in transit	596,511	438,459
Supplies	386,331	472,544
Work in process	167,872	213,314
Livestock in process	12,495	82,190
Finished goods	1,014,813	1,098,917
Livestock	25,509	85,450
Less: Allowance for decline in value of livestock	(11,801)	(40,059)
By-products	892	452
	4,719,395	4,384,372
Less: Allowance for price decline and obsolescence in inventories	(255,342)	(250,792)
	$ 4,464,053	$ 4,133,580

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term investments

Name of subsidiaries	December 31, 2002 Amount	December 31, 2002 Percentage owned	December 31, 2001 Amount	December 31, 2001 Percentage owned
Accounted for under the equity method:				
President (BVI) International Investment Holdings Ltd. (Note 1)	$ 5,338,103	100.00%	$ 5,070,297	100.00%
President International Trade and Investment Corp. (Note 1)	2,832,231	100.00%	1,399,024	100.00%
President Life Sciences Co. Ltd. (Note 1)	1,353,464	100.00%	1,507,920	100.00%
President Entertainment Corp. (Note 1)	1,303,582	100.00%	1,432,997	100.00%
Tong-Jeng Development Corp. (Note 1)	3,151,419	85.72%	3,113,207	100.00%
President Chain Store Corp.	5,487,271	44.59%	6,624,385	44.28%
Ton Yi Industrial Corp.	7,169,548	43.34%	7,296,883	43.34%
President Securities Corp.	4,090,869	26.48%	4,009,879	25.50%
Presicarre Corp.	1,720,861	20.50%	2,213,302	30.50%
Tonpal Optoelectronics Inc. (Note 2)	4,692,294	19.69%	5,437,219	24.17%
Others (less than 2%) (Notes 1 and 2)	11,940,058	10.00%~100.00%	10,787,186	10.00%~100.00%
	49,079,700		48,892,299	
Accounted for under the cost method :				
New Century Info-Comm. Co., Ltd.	3,800,000	8.82%	3,800,000	8.82%
Others (less than 2%)	5,234,574	0.02%~19.00%	6,069,944	0.06%~18.06%
	9,034,574		9,869,944	
	58,114,274		58,762,243	
Less: allowance for excess of cost over market value of long-term investments	(45,472)		(156,270)	
	$58,068,802		$58,605,973	

(2) Credit balance of long-term investments (classified as other liabilities-other)

Name of subsidiaries	December 31, 2002		December 31, 2001	
	Amount	Percentage owned	Amount	Percentage owned
Accounted for under the equity method:				
Nella Limited (Note 1)	$ 68, 397	100. 00%	$ 17, 695	100. 00%
Prospect Top Developments Limited	50, 226	20. 00%	38, 216	20. 00%
Latin America Development Co., Ltd. (Note 2)	4, 325	7. 14%	—	—
Cargill Holdings President Pte Ltd.	—	—	1, 493	50. 00%
	$ 122, 948		$ 57, 404	

(Note 1) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balances of the Company. Accordingly, these subsidiaries were not consolidated.

(Note 2) Investments in Tonpal Optoelectronics Inc., Allianz President Life Insurance Co., Ltd., Latin America Development Co. Ltd. and President Information Corp. are accounted for under the equity method due to the Company's ability to exercise significant influence over the investees.

(3)The long-term investment loss of $1,704,321 and of $562,061 under the equity method was based on the audited financial statements of the subsidiaries in 2002 and 2001, respectively.

(4)The loss of decline in market value were $45,026 and $167,989 in 2002 and 2001, respectively, which ware due to the market value of the subsidiaries continue to decline and change of recovery is uncertain. And the loss was been recognized in the current period.

(5)As on December 31, 2002 and 2001, President Securities Corp. purchased treasury stock as follows:

A. Movement on purchasing treasury stock (in thousand shares) as follows:

	2002			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	14, 472	–	–	14, 472
Maintaining stockholders' equity	–	42, 978	(42, 978)	–
	14, 472	42, 978	(42, 978)	14, 472

	2001			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	5, 613	8, 859	–	14, 472
Maintaining stockholders' rights	–	97, 551	(97, 551)	–
	5, 613	106, 410	(97, 551)	14, 472

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock may not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002 and 2001, the balance of the cost of treasury stock purchased and then retired by President Securities Corp. was $ 132,412. The Company's treasury stock balance was $38,607 and $37,181, respectively based on its equity ownerships in President Securities Corp.

C. In accordance with the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

D. According to the R.O.C. Securities Exchange law, treasury stock acquired for maintaining the credit rating of the Company and shareholders' equity must be retired within six months of acquisition.

(6) As of December 31, 2002 and 2001, Tonpal Optoelectronics Inc., purchased treasury stock as follows:

A. Movement on purchasing treasury stock (in thousand shares) as follows:

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	–	27,038	(11,144)	15,894

There were no such transactions in 2001.

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock may not exceed 5% of the total shares of common stock issued by the Company and the amount of treasury stock may not exceed the total amount of additional the paid-in capital, retained earnings and realized capital reserve. As of December 31, 2002 and 2001, the balance of the cost of treasury stocks purchased and then sold to employees by Tonpal Optoelectronics Inc. amounted to $156,751 and $0, respectively. The Company recognized the treasury stocks cost of $15,220 and $0, respectively, as of December 31, 2002 and 2001, based on its equity ownership in Tonpal Optoelectronics Inc.

(7) As of December 31, 2002 and 2001, E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stock of Eagle Cold Storage Enterprise Co. totaling $34,698 (4,123,000 shares) and $0 (0 share), respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", Eagle Cold Storage Enterprise Co. treated the stock which was held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963 and $0, respectively, based on its equity ownership in Eagle Cold Storage Enterprise Co..

(8) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 (NT dollars) and $23.77 (NT dollars), per share, respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 (NT dollars) per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In 2002, Kai Yu investment Co., Ltd. and President International Development Corp. sold the Company's common stock, at the average price of $13.36 (NT dollars) and $13.51 (NT dollars) per share, respectively. As of December 31, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., did not hold any of the Company's common stock.

7. PROPERTY, PLANT AND EQUIPMENT

(1)As of December 31, 2002 and 2001, revaluation and accumulated depreciation of fixed assets are listed as follows:

Assets	December 31,2002 Revaluation	December 31,2002 Accumulated depreciation	December 31,2001 Revaluation	December 31,2001 Accumulated depreciation
Land	$ 2, 215, 507	$ —	$ 2, 215, 507	$ —
Buildings	127, 798	2, 021, 827	136, 797	1, 838, 495
Machinery and equipment	61, 511	7, 476, 644	64, 684	6, 644, 067
Electrical installations	8, 342	487, 457	8, 725	442, 632
Transportation equipment	1, 178	324, 850	1, 178	310, 551
Furniture and fixtures	293	1, 767, 411	300	1, 680, 598
Leased property	—	97, 216	—	79, 199
Leasehold improvement	—	96, 698	—	85, 284
Other equipment	25, 707	2, 537, 355	29, 885	2, 212, 421
	$ 2, 440, 336	$ 14, 809, 458	$ 2, 457, 076	$ 13, 293, 247

(2)In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amounts of revalued appreciation credited to the capital reserve was as $1,984,813. The balance of capital reserve-assets revaluation was $452,131 as of December 31, 2002 and 2001.

(3)The balance of provision for land-value incremental tax was $1,291,803 as of December 31, 2002 and 2001.

(4)Interest expenses before capitalization, interest capitalized and interest rates range in 2002 and 2001 were $1,905,579, $164,987, 4.03%~5.58% and $2,434,023, $211,729, 5.04%~5.58%, respectively.

(5)As of December 31, 2002 and 2001, the Company has purchased certain agriculture land in the amount of $59,304 for expansion of plant facilities. This land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(6)Leased property

The terms of the major leased properties are summarized below:

A. Upon the expiration of the lease contract, the title of the leased properties accounted for under capital leases are transferred to the Company at no additional cost.

The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8. 1997-7. 2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
Transportation equipment	4, 830	5. 2002-4. 2007 60 equal monthly installments
	$ 259, 270	

B. As of December 31, 2002, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total of rental payments
2003	$ 32, 578	$ 35, 381
2004	30, 347	36, 012
2005	26, 744	34, 947
2006	22, 840	32, 659
2007	20, 238	31, 238
2008 and thereafter	68, 932	141, 847
	201, 679	$ 312, 084
Less: Liabilities under capital lease within one year	(32, 578)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 169, 101	

8. ASSETS HELD FOR LEASE

December 31, 2002	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 107,584	$ 215,383	$ 322,967	$ —	$ —	$ —	$ 322,967
Buildings	531,601	14,075	545,676	(203,624)	(12,616)	(216,240)	329,436
Machinery and equipment	420	—	420	(250)	—	(250)	170
Electrical installations	30,172	—	30,172	(22,160)	—	(22,160)	8,012
Furniture and fixtures	3,709	—	3,709	(2,785)	—	(2,785)	924
Other equipment	180,674	4,299	184,973	(120,325)	(4,297)	(124,622)	60,351
	$ 854,160	$ 233,757	$1,087,917	($ 349,144)	($ 16,913)	($ 366,057)	$ 721,860

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	636,820	14,075	650,895	(217,655)	(12,399)	(230,054)	420,841
Machinery and equipment	420	—	420	(203)	—	(203)	217
Electrical installations	31,255	—	31,255	(20,059)	—	(20,059)	11,196
Furniture and fixtures	2,221	—	2,221	(2,002)	—	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$1,180,481	$ 233,757	$1,414,238	($ 384,405)	($ 16,696)	($ 401,101)	$ 1,013,137

(1) Rental revenues in 2002 and 2001 were $152,842 and $210,581, respectively.

(2) The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

	Cost			Accumulated depreciation			
December 31, 2002	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 205,834	$ 35,284	$ 241,118	$ —	$ —	$ —	$ 241,118
Buildings	235,428	10,296	245,724	(168,196)	(10,168)	(178,364)	67,360
Machinery and equipment	868,304	1,175	869,479	(499,617)	(1,175)	(500,792)	368,687
Electrical installations	10,898	352	11,250	(10,645)	(352)	(10,997)	253
Furniture and fixtures	4,639	—	4,639	(4,536)	—	(4,536)	103
Other equipment	89,733	4,366	94,099	(75,096)	(4,366)	(79,462)	14,637
	$1,414,836	$ 51,473	$1,466,309	($ 758,090)	($ 16,061)	($ 774,151)	$ 692,158

	Cost			Accumulated depreciation			
December 31, 2001	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 201,030	$ 35,284	$ 236,314	$ —	$ —	$ —	$ 236,314
Buildings	141,688	1,297	142,985	(61,313)	(1,225)	(62,538)	80,447
Machinery and equipment	394,417	526	394,943	(240,728)	(526)	(241,254)	153,689
Electrical installations	7,472	—	7,472	(7,356)	—	(7,356)	116
Furniture and fixtures	4,903	—	4,903	(4,685)	—	(4,685)	218
Other equipment	26,466	394	26,860	(23,024)	(394)	(23,418)	3,442
	$ 775,976	$ 37,501	$ 813,477	($ 337,106)	($ 2,145)	($ 339,251)	$ 474,226

(1) The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

(2) Nanlien International Corp. has obtained the title for the land with cost of $84,842. However, certain buildings on the land were acquired through auction, accordingly Nanlien International Corp. has not been able to use the land till now. Nanlien International Corp. has filed a suit to remove the buildings on the land.

10. INTANGIBLE ASSETS AND DEFERRED EXPENSES (DEFERRED PENSION COST EXCLUDED)

	2002	2001
Beginning balance	$ 1,190,428	$ 1,151,633
Additions	175,544	159,002
Decreases	(619)	(3,535)
Amortization	(190,827)	(116,672)
Ending balance	$ 1,174,526	$ 1,190,428

(1)The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over twelve years, the estimated economic lives of the packing machines. Other quarterly rental payments and cost based on unit-of-production are charged as current expenses.

(2)The decreases in 2002 and 2001 represent lease or purchase returns from the design of website software and sales of vending machine.

11. LONG-TERM RECEIVABLES

	December 31, 2002	December 31, 2001
Long-term notes receivable	$ 1,500	$ 2,215
Long-term accounts receivable	1,357	44,079
Employee car loans	21,299	27,658
	24,156	73,952
Less: Allowance for doubtful accounts	(2,211)	(33,106)
	$ 21,945	$ 40,846

12. SHORT-TERM LOANS

	December 31, 2002	December 31, 2001	Collateral or security
Unsecured bank loans	$ 10,964,458	$ 8,439,464	—
Secured bank loans	533,000	2,046,906	Short-term investments, certificate of deposit-restricted, land, buildings, machinery and equipment, and land occupancy right
Repurchase agreement	—	273,098	—
	$ 11,497,458	$ 10,759,468	
Range of interest rates	0.50%～4.79%	0.6%～7.61%	

13. COMMERCIAL PAPERS PAYABLE

	December 31, 2002	December 31, 2001	Collateral or security
Commercial papers payable	$ 2,230,000	$ 3,125,000	Short-term investments, long-term investments, land and buildings
Less: Prepaid interest	(10,168)	(6,650)	
	$ 2,219,832	$ 3,118,350	
Range of interest rates	1.37%~2.93%	2.02%~5.70%	

14. LONG-TERM LOANS

	December 31, 2002	December 31, 2001	Collateral or security
Unsecured bank loan	$ 17,615,000	$ 24,009,309	—
Secured bank loans	9,762,447	2,000,000	Short-term investments, long-term investments, buildings, machinery and equipment, and construction in progress
Note issuance facilities	5,409,190	8,669,602	Long-term investments land and buildings
	32,786,637	34,678,911	
Less: Prepaid interest	(25,474)	(63,425)	
Current portion of long-term loans	(3,619,613)	(1,751,100)	
	$ 29,141,550	$ 32,864,386	
Range of maturity date	2.12.2003~ 9.18.2007	7.21.2002~ 11.2.2006	
Range of interest rates	1.37%~7.98%	2.50%~6.65%	

15. RETIREMENT PLAN

(1) In accordance with the retirement plan of the Company, Nanlien International Corp. and President International Development Corp., an employee may retire when he or she either (i) attains the age of 55 and with the 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $111,650 and $88,749 for 2002 and 2001, respectively, As of December 31, 2002 and 2001, retirement fund balance with the Central Trust of China was $1,851,215 and $1,884,841, respectively.

(3) The net periodic pension cost of the Company (PEC) and its consolidated subsidiaries, for the period ended December 31, 2002 and 2001 consists of the following factors:

2002	PEC	Nanlien International Corp.	President International Development Corp.
Service cost	$ 119, 421	$ 4, 724	$ 870
Interest cost	137, 716	4, 003	263
Expected return on plan assets	(78, 248)	(669)	(20)
Amortization of the unrecognized net obligation at transition	25, 763	590	7
Amortization of the unrecognized prior service cost	16, 276	—	263
Amortization of the unrecognized plan asset losses	23, 623	1, 403	—
Net periodic pension cost	$ 244, 551	$ 10, 051	$ 1, 383

2001	PEC	Nanlien International Corp.	President International Development Corp.
Service cost	$ 120, 319	$ 3, 723	$ 478
Interest cost	152, 171	4, 164	25
Expected return on plan assets	(110, 127)	(852)	—
Amortization of the unrecognized net obligation at transition	25, 763	590	7
Amortization of the unrecognized plan asset losses	4, 365	—	—
Net periodic pension cost	$ 192, 491	$ 7, 625	$ 510

(4) The Company (PEC) and its consolidated subsidiaries adopted FAS No.18 "Accounting for Pension Plan" of the R.O.C. The assumptions used to measure the funded status of the various retirement plans are as follows:

2002	PEC	Nanlien International Corp.	President International Development Corp.
Discount Rate	4.00%	4.00%	4.00%
Rate of increase in compensation levels	2.82%	3.00%	3.50%
Expected return on plan assets	3.25%	3.25%	3.25%

2001	PEC	Nanlien International Corp.	President International Development Corp.
Discount Rate	4.25%	4.25%	4.25%
Rate of increase in compensation levels	2.82%	3.00%	4.00%
Expected return on plan assets	4.00%	4.00%	4.00%

(5) The funded status of the plans for 2002 and 2001 were as follows:

2002	PEC (02.11.30)	Nanlien International Corp. (02.12.31)	President International Development Corp. (02.12.31)	Total
Benefit Obligation:				
Vested benefit obligation	($1, 068, 364)	($ 15, 970)	$ —	($1, 084, 334)
Non-vested benefit obligation	(1, 627, 633)	(66, 819)	(3, 690)	(1, 698, 142)
Accumulated benefit obligation	(2, 695, 997)	(82, 789)	(3, 690)	(2, 782, 476)
Additional benefit based on future salaries	(750, 825)	(32, 742)	(2, 882)	(786, 449)
Projected benefit obligation	(3, 446, 822)	(115, 531)	(6, 572)	(3, 568, 925)
Plan assets at fair value	1, 891, 627	23, 168	905	1, 915, 700
Plan funded status	(1, 555, 195)	(92, 363)	(5, 667)	(1, 653, 225)
Unrecognized net transition obligation	206, 102	4, 717	87	210, 906
Prior service cost	170, 904	—	4, 473	175, 377
Unrecognized plan asset loss	760, 605	34, 732	(223)	795, 114
Additional minimum pension liability	—	(6, 707)	(1, 455)	(8, 162)
Accrued pension cost	($ 417, 584)	($ 59, 621)	($ 2, 785)	($ 479, 990)
Minimun liability	($ 804, 370)	($ 59, 621)	($ 2, 785)	($ 866, 776)
Vested benefit	$1, 280, 379	$ 20, 584	$ —	$1, 300, 963

2001	PEC (01.11.30)	Nanlien International Corp. (01.12.31)	President International Development Corp. (01.12.31)	Total
Benefit Obligation:				
Vested benefit obligation	($ 913, 275)	($ 11, 497)	$ —	($ 924, 772)
Non-vested benefit obligation	(1, 550, 994)	(54, 820)	(3, 113)	(1, 608, 927)
Accumulated benefit obligation	(2, 464, 269)	(66, 317)	(3, 113)	(2, 533, 699)
Additional benefit based on future salaries	(776, 117)	(27, 867)	(3, 081)	(807, 065)
Projected benefit obligation	(3, 240, 386)	(94, 184)	(6, 194)	(3, 340, 764)
Plan assets at fair value	1, 956, 213	16, 722	510	1, 973, 445
Plan funded status	(1, 284, 173)	(77, 462)	(5, 684)	(1, 367, 319)
Unrecognized net transition obligation	231, 865	5, 307	94	237, 266
Prior service cost	187, 180	—	4, 737	191, 917
Unrecognized plan asset loss	583, 886	23, 454	524	607, 864
Additional minimum pension liability	—	(894)	(2, 274)	(3, 168)
Accrued pension cost	($ 281, 242)	($ 49, 595)	($ 2, 603)	($ 333, 440)
Minimum liability	($ 508, 056)	($ 49, 595)	($ 2, 603)	($ 560, 254)
Vested benefit	$1, 107, 031	$ 15, 285	$ —	$1, 122, 316

16. COMMON STOCK

(1) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No. 139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

(2) The Company retired 5,671,000 shares treasury stocks on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stocks, the total paid-in capital was $33,419,862, consisted of 3,341,986,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

(3) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital will be $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

17. CAPITAL RESERVE

(1) According to the R.O.C. Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

18. RETAINED EARNINGS

(1) According to the R.O.C. Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the R.O.C. Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' dividends are to represent 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of April 2, 2003, the Company has not yet held the board of directors meeting to discuss the earnings distribution proposal for fiscal year 2002. The related information will be available from the Market Observation Post System website of Taiwan Stock Exchange Corporation once the resolution is approved by the board of directors and shareholders. The information on the distribution of 2001 earnings in accordance with the resolution adopted by the Board of Director and approved in the stockholders' meetings was as follows:

	Approved in the stockholders' meeting
A.Distribution:	
(i) Employees' cash bonuses	$ 164, 337
(ii) Employees' stock bonuses	—
(iii) Directors' and supervisors' remuneration	54, 779
B.Information about earnings per share (in dollars)	
(i) Original EPS (Note 1)	0. 90
(ii) Imputed EPS (Note 2)	0. 84

(Note 1) The original EPS was not retroactively adjusted in accordance with the issuance of capitalization of earnings and employees' bonuses.

(Note 2) Imputed EPS = (net income – employees' bonuses – Directors' and supervisors' remuneration)/weighted average number of shares outstanding for 2001.

(4) As of December 31, 2002 and 2001, the balance of unappropriated earnings were as follows:

	2002	2001
(A) Unappropriated earnings before 1997	$ 157, 057	$ 485, 556
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	1, 508, 760	3, 012, 445
B: 10% income tax paid balance	160, 141	1, 251
	$ 1, 825, 958	$ 3, 499, 252

(5) As of December 31, 2002 and 2001, the imputation tax credit account balance amounted to $740 and $10,851, respectively. The Company distributed 2001 net income as dividends in accordance with the resolution adopted at the stockholders' meeting on June 28, 2002, and the date of dividends distribution was August 23, 2002 adopted at a meeting of Board of Directors. The creditable ratio was 19.08%. As of December 31, 2002, the estimated creditable ratio was 0.04%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2002 net income will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(6) According to R.O.C. SFC Ruling, the debit balance of $476,506 of stockholders' equity as of December 31, 2002, should be appropriated as special earnings reserve and not be distributed.

19. TREASURY STOCK

The changes in treasury stock purchased by the Company in 2002 and 2001 was as follows:

Unit：In thousands of shares

	2002			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	5, 671	17, 859	(5, 671)	17, 859

Unit：In thousands of shares

	2001			
Purpose of acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	—	5, 671	—	5, 671

(A) According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock shall not exceed 10% of the total shares of common stocks issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002 and 2001, the balance of the cost of treasury stock purchased and then retired amounted to $178,004 and $58,543, respectively.

(B) According to the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

(C) According to the R.O.C. Securities Exchange Law, the treasury stock acquired for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

(D) As of December 31, 2002 and 2001, President International Development Corp. wholly owned subsidiary owned (cost $0) 0 share and (cost $885,713) 72,370,000 shares, repectively, of the Company's common stock and treated as short-term investment in the subsidary's account. In accordance with R.O.C. FAS No.30 "Accounting for Treasury Stock", the parent Company's stock held by its subsidiaries is accounted for as treasury stock when the consolidated financial statement are prepared.

20.DEFERRED INCOME TAX AND INCOME TAXES EXPENSES

(1) Adjustments for corporate income tax expense (benefit) and income tax payable (refund) are as follows:

	2002	2001
Corporate income tax benefit before cumulative effect of changes in accounting principle	($ 20, 119)	($ 99, 851)
10% additional income tax on unappropriated earnings	291, 932	195, 680
	271, 813	95, 829
Income tax benefit due to cumulative effect of changes in accounting principle	(2, 603)	–
Corporate income tax expense	269, 210	95, 829
Net change amount for deferred income tax assets	(119, 707)	1, 383
Income tax on separately taxed income	(144)	(1, 017)
(Under) Over provision of prior years' income tax	(18, 090)	31, 299
Prepaid and income taxes withheld	(82, 048)	(47, 142)
Income tax payable (Note)	$ 49, 221	$ 80, 352
(Note) Income tax payable	$ 49, 302	$ 80, 421
Income tax refund	(81)	(69)
	$ 49, 211	$ 80, 352

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforward tax credit and Investment tax credits as follows:

	December 31, 2002		December 31, 2001	
	Amount	Tax effect	Amount	Tax effect
CURRENT ITEMS:				
Temporary differences				
Bad debt expense	$ 172, 918	$ 43, 230	$ 115, 724	$ 28, 931
Unrealized inventory decline and obsolescence loss	220, 192	55, 047	210, 073	52, 518
Expenses carried forward	61, 155	15, 288	22, 123	5, 531
Unrealized loss on foreign currency transaction	180	45	2, 849	712
Other	12, 528	3, 132	10, 722	2, 681
Investment tax credit	—	200, 000	—	200, 000
		$ 316, 742		$ 290, 373
NON-CURRENT ITEMS:				
Temporary differences				
Expenses carried forward	$ 18, 168	$ 4, 542	$ 25, 627	$ 6, 407
Depreciation expenses	(2, 363, 900)	(590, 975)	(2, 322, 129)	(580, 532)
Investment income or loss	1, 338, 604	334, 651	1, 610, 011	402, 503
Pension cost	220, 512	55, 128	5, 635	1, 409
Loss carryforwards	1, 014, 501	253, 625	1, 701, 496	425, 374
Investment tax credits	—	155, 399	—	260, 810
Valuation allowance	—	(89, 422)	—	(246, 947)
		$ 122, 948		$ 269, 024

(3) As of December 31, 2002, unused loss carryforwards amounted to $253,625, which will expire between 2003 and 2007.

(4) As of December 31, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditures were $355,399, will expire between 2003 and 2005.

(5) The Company's income tax returns for the years through 1999 have been assessed by the Tax Authority. As of April 2, 2003, there were no disputes existing between the Company and the Tax Authority.

21. BASIC EARNINGS PER COMMON SHARE (EPS)

	2002				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$1, 387, 394	$ 1, 508, 760	3, 374, 846	$ 0. 41	$ 0. 45

	2001				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$2, 868, 721	$3, 013, 760	3, 442, 246	$ 0. 83	$ 0. 88

Weighted average number of shares outstanding during the year has been adjusted retroactively in accordance with the capitalization of earnings in 2002.

Note 5 RELATED-PARTY TRANSACTIONS

1. Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
President International Trade and Investment Corp.	Subsidiary accounted under the equity method
Kai Yu Investment Co., Ltd.	Subsidiary accounted under the equity method
Uni-President Dream Parks Corp.	Subsidiary accounted under the equity method
President Nisshin Corp.	Subsidiary accounted under the equity method
President Kikkoman Inc.	Subsidiary accounted under the equity method
President Chain Store Corp.	Subsidiary accounted under the equity method
Ton Yi Industrial Corp.	Subsidiary accounted under the equity method
Tong-Jeng Development Corp.	Subsidiary accounted under the equity method
Tung Ho Development Co., Ltd.	Subsidiary accounted under the equity method
Uni-President Oven Bakery Corp.	Subsidiary accounted under the equity method
TTET Union Corp.	Subsidiary accounted under the equity method
Qware Systems & Services Corp.	Subsidiary accounted under the equity method
President Packaging Ind. Corp.	Subsidiary accounted under the equity method
Presicarre Corp.	Subsidiary accounted under the equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted under the equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted under the equity method
Retail Support International Corp.	Subsidiary accounted under the equity method
Prince Housing Development Corp.	Common chairman
RFM President Land Corporation.	A subsidiary of Cayman President Holdings Ltd. (accounted under the equity method)
Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted under the equity method) (Note 1)
Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Nella Limited.	A subsidiary of Nanlien Investment Corp. (accounted under the equity method)
Tung Hsing Enterprises Corp.	A subsidiary of Nanlien Investment Corp. (accounted under the equity method)(Note 2)
Tung Yu Enterprises Corp.	A subsidiary of Nanlien Investment Corp. (accounted under the equity method)
Union Chinese Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tung – Tse Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)

Name of related parties	Relationship with the Company
Lien Lu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
President International Investment (BVI) Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Shou Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Cheng Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tung Yu Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
G – Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)

(Note 1) A subsidiary initially accounted for under the equity method by Hong Kong President Holding Co.. changed its relationship with the parent company due to Hong Kong President Holding Ltd. sold its shares in December 2001.

(Note 2) A subsidiary initially accounted for under the equity method by Kai Yu Investment Co. changed its relationship with the parent company due to Kai Yu Investment sold its shares in August 2001.

2. Significant transactions with related parties are as follows:

(1) Purchases

	2002	2001
President Kikkoman Inc.	$ 709, 765	$ 698, 307
TTET Union Corp.	480, 711	548, 889
President Packaging Ind. Corp.	420, 542	389, 660
President Nisshin Corp.	307, 311	257, 105
Other (less than 10%)	481, 158	577, 162
	$ 2, 399, 487	$ 2, 471, 123

The terms of purchases and payments of the Company (due within one month) from the related parties were the same as those with regular suppliers except for the following companies:

(A) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.

(B) Ton Yi Industrial Corp. pays its account within 50 days.

(C) President Nisshin Corp. pays its account within 15 days.

The purchase terms of Cayman President Holding Ltd. and Nanlien International Corp. from the related parties were the same as from other clients.

(2) Sales

	2002	2001
Tung Ang Enterprises Corp.	$ 4, 878, 071	$ 572, 332
Uni-President Cold-Chain Corp.	4, 233, 571	3, 659, 928
President Chain Store Corp.	2, 487, 904	2, 744, 078
Other (less than 10%)	13, 918, 947	16, 270, 469
	$ 25, 518, 493	$ 23, 246, 807

(A) The terms of collection period for the year ended December 31, 2002 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sales for foodstuff and animal feed products and 10-15 days after sales of soybean products, except that the collection period is two months for sales to the corporations of outlet channels; one month for sales to the corporations that operate both in outlet channels and traditional channels; two weeks for sales to the corporations of traditional channels; 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month； Tung Aug Enterprises Corp. closes it's accounts 10 days and remits in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days from the end of each month; President Chain Store Corp. closes it's accounts 30 days from the end of each month. Except for the collection periods mentioned above, other terms of sales were the same to related and third parties.

(B) The sales terms of Cayman President Holding Ltd. and Nanlien International Corp. to the related parties were the same as other clients. (Term for Lien Lu Enterprise Corp. was 90 days.)

(3) Purchase of long term investment

	2002	2001
President Chain Store Corp.	$ –	$ 240, 710
Kai Yu Investment Co., Ltd.	–	129, 345
Tung Ho Development Co., Ltd.	–	102, 800
	$ –	$ 472, 855

(A) In 2001, the Company purchased 20,000,000 shares of Scinopharm Taiwan, Ltd. and 135,000 shares of Parabola Creative Inc. from President Chain Store Corp. with share prices based on valuation by security analysts.

(B) In 2001, Nanlien International Corp. purchased stocks from Kai Yu Investment Co., Ltd. including 900,000 shares of Far-Tung Enterprises Corp., 420,000 shares of Tung Ding Food Corp., 197,800 shares of Ming Tung Enterprises Corp., 196,000 shares of Tung Hui Enterprises Corp., 1,200,000 shares of Tung Jun International Corp., 2,000,000 shares of Tung Guan Egg Corp., 8,000,000 shares of Tung Hsiang Enterprises Corp., and 10,000,000 shares of Uni-President International Co., Ltd. from Tung Ho Development Co., Ltd.. The share prices was based on valuations by security analysts.

(C) In 2000, President International Development Corp. purchased shares of Tong-Jeng Development Corp. from Prince Housing Development Co., Ltd., (60,000,000 shares), Tainan Spinning Corp., (60,000,000 shares), Ton Yi Industrial Corp. (15,000,000 shares) and Kao Chuan Investment Corp. (15,000,000 shares) at $12 (NT dollars), per share. The share prices was based on valuation by security analysts.

(4) Disposal of long-term investment

	2002			2001		
	Selling price	Book value	Gain (loss)	Selling price	Book value	Gain (loss)
President Chain Store Corp.	$ 3, 823, 339	$ 878, 887	$2, 944, 452	$ 764, 451	$ 400, 436	$ 364, 015
Tung Yu Investment Corp.	259, 875	260, 655	(780)	–	–	–
Tong Shou Investment Corp.	139, 814	139, 814	–	–	–	–
Tong Cheng Investment Corp.	111, 300	111, 300	–	–	–	–
Union Chinese Corp.	22, 746	22, 117	629	–	–	–
	$ 4, 357, 074	$ 1, 412, 773	$2, 944, 301	$ 764, 451	$ 400, 436	$ 364, 015

(A) In 2002, the Company sold stocks to President Chain Store Corp., including 3,960,000 shares of President Pharmaceutical Corp. and 36,208,000 shares of Presicarre Corp. In 2001, the Company sold stocks to President Chain Store Corp., including 2,200,000 shares of Retail Support International Corp., 7,140,000 shares of Uni-President Cold Chain Corp., 5,250,000 share of President Transnet Corp., 10,440,000 shares of Presidnet Musashino Corp., 2,400,000 shares of President Information Corp., 31,219,000 shares of Mech-President Co., 1,658,000 shares of President Yamako Corp. and 3,600,000 shares of Uni-President Oven Barkery Corp. The share prices was based on valuation by security analysts.

(B)Nanlien International Corp. sold 2,200,000 shares of Chi Fu Enterprises Corp. to Union Chinese Corp. in 2002 and sold 500,000 shares of Presidend Information Co. and 1,000,000 shares of President Organics Co. to President Chain Store Corp in 2001. The share prices was based on valuation by security analysts.

(C) In 2002, President International Development Corp. sold 2,850,000 shares of President Uni-Yellow Hat Corp. to President Chain Store Corp.；sold 10,000,000 shares of Tonpal Optoelectronics Inc., 735,000 shares of Energing Display Technologies Corp. and 1,100,000 shares of South Eqitaxy Corp. to Tong Shou Investment Corp.; sold 22,500,000 shares and 10,000,000 shares of Tonpal Optoelectronics Inc., respectively, to Tung Yu Investment Corp. and Tong Cheng Investment Corp. In 2001, President International Development Corp. sold 10,500,000 shares of President Transnet Corp. to President Chain Store Corp. The share prices was based on valuation by security analysts.

(5) Purchase of property, plant and equipment

	Items	2002	2001
Nella Limited	Buildings, machinery and equipment and electrical installations	$ 205, 114	$ 254, 894
Qware Systems & Services Corp.	Furniture and fixtures	27, 221	59, 352
Other (less than 10%)	Transportation equipment, furniture and fixtures and other equipment	13, 484	21, 050
		$ 245, 819	$ 335, 296

The Company and its consolidated subsidiaries purchased certain fixed assets from other related parties at negotiated prices.

(6) Disposal of property, plant and equipment

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 257, 557	$ 255, 748	$ 1, 809	$ 196, 721	$ 195, 729	$ 992
Tong-Jeng Development Corp.	196, 044	196, 044	—	—	—	—
Uni-President Oven Bakery Corp.	—	—	—	96, 816	96, 816	—
Other (less than 10%)	72, 628	68, 721	3, 907	23, 745	23, 300	445
	$ 526, 229	$ 520, 513	$ 5, 716	$ 317, 282	$ 315, 845	$ 1, 437

The Company and its consolidated subsidiaries sold certain fixed assets to other related parties at negotiated prices.

(7) Rental income

	Rent collection frequency	2002	2001
Uni-President Vender Corp.	Monthly	$ 201,413	$ 225,706
Retail Support International Corp.	Monthly	56,071	104,231
Uni-President Cold-Chain Corp.	Monthly	35,387	58,916
Other (less than 10%)	Monthly	66,142	68,934
		$ 359,013	$ 457,787

Rents are charged based on the existing lease agreements at negotiated prices.

(8) Interest income：Please see Note 5(3) Financing Section.

(9) Other income

	2002	2001
Management and technical consultancy fees		
Ztong Yee Industrial Co., Ltd.	$ 25,200	$ 25,200
Other (less than 10%)	190,800	260,952
	216,000	286,152
Other income		
Tung-Yu Enterprises Corp.	43,626	—
Tung Hsiang Enterprises Corp.	40,454	51,122
Other (less than 10%)	198,504	326,657
	282,584	377,779
	$ 498,584	$ 663,931

(10) Processing expenses

	2002	2001
TTET Union Corp.	$ 133,355	$ 101,895

(11) Management and freight expenses

	2002	2001
President Chain Store Corp.	$ 7,563	$ 46,521
Other (less than 10%)	96,330	70,070
	$ 103,893	$ 116,591

(12)Other expenses

	2002	2001
Uni-President Dream Parks Corp.	$ 646, 610	$ 562, 209
Uni-President Cold-Chain Corp.	172, 826	217, 829
Other (less than 10%)	526, 316	635, 948
	$ 1, 345, 752	$ 1, 415, 986

(13) Notes receivables

	December 31, 2002	December 31, 2001
Tung-Tse Enterprises Corp.	$ 17, 369	$ 12, 033
Lien Lu Enterprises Corp.	—	10, 827
Tung Ang Enterprises Corp.	—	5, 966
Other (less than 10%)	15, 485	25, 434
	$ 32, 854	$ 54, 260

(14) Accounts receivable

	December 31, 2002	December 31, 2001
Uni-President Cold-Chain Corp.	$ 417, 652	$ 256, 154
Tung Ang Enterprises Corp.	396, 386	31, 924
President Chain Store Corp.	314, 470	231, 302
Tung Hsiang Enterprises Corp.	273, 943	376, 370
Retail Support International Corp.	122, 061	233, 706
Other (less than 10%)	1, 238, 629	1, 043, 703
	$ 2, 763, 141	$ 2, 173, 159

(15) Other receivable (including financings)

	December 31, 2002	December 31, 2001
G-Advanced Semiconductor Technology Corp.	$ 254, 767	$ 254, 767
Prospect Top Development Ltd.	254, 200	253, 833
Presicarre Corp.	—	80, 000
Other (less than 10%)	193, 764	100, 511
	$ 702, 731	$ 689, 111

(16) Accounts payable

	December 31, 2002	December 31, 2001
President kikkoman Corp.	$ 63,671	$ 55,505
TTET Union Corp.	56,639	26,729
President Packaging Ind. Corp.	42,336	39,325
President Nisshin Corp.	26,781	24,218
Ton Yi Industrial Corp.	22,393	27,807
Other (less than 10%)	50,340	64,161
	$ 262,160	$ 237,745

(17) Accrued expenses

	December 31, 2002	December 31, 2001
Uni-President Dream Parks Corp.	$ 77,528	$ 67,001
President Chain Store Corp.	25,466	50,605
Other (less than 10%)	254,336	197,684
	$ 357,330	$ 315,290

3. Financings

The financing transactions between the Company and its consolidated subsidiaries with other related parties are as follows:

(1) Loans receivables from related parties (classified as other receivables-related parties)

	2002				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	02. 01. 02	$ 254, 200	$ 254, 200	—	$ —
RMF President Land Corp.	02. 12. 31	29, 781	29, 781	7. 00%	1, 972
			$ 283, 981		$ 1, 972

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	01. 01. 01	$ 313, 249	$ 253, 833	—	$ —

(2) Loans payables to related parties (classified as other receivables-related parties)

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest expense
President International Trade and Investment Corp.	01. 01. 01	$ 909, 490	$ —	—	$ —

The Company has no loans payables to related parties in 2002.

4. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2002	December 31, 2001
Kai Yu Investment (BVI) Co., Ltd.	$ 2, 211, 482	$ 2, 108, 791
Kai Yu Investment Co., Ltd.	1, 138, 000	1, 017, 000
President International Investment Corp.	710, 964	918, 400
Other (less than 10%)	4, 590, 952	4, 400, 148
	$ 8, 651, 398	$ 8, 444, 339

(2) As of December 31, 2002, Tong Cheng Investment Corp. and Tung Yu Investment Corp. provided 30,000,000 shares ($342,300) of Tonpal Optoelectronics Inc. to President International Development Corp. as guaranty of short-term loans.

(3) On August 24, 1998 the Company and six other companies (including the President International Development Corp. and Prince Housing Development Corporation) jointly purchased a parcel of land (located in Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defense. The Company and President International Development Corp. shared 25% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company and President International Development Corp. will contribute 25% of the capital in cash and share the obligations and rights accordingly.

(4) In July, 2001, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

A The Company guarantees that President Chain Store Corp. will fulfill all payments or other obligations to Southland Corporation due under the Contract.

B Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

C The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2002, the minimal ownership was revised to 40%.

Note 6 PLEDGED ASSETS

As of December 31, 2002 and 2001, the pledged assets were as follows:

	Purpose of collateral	December 31, 2002	December 31, 2001
Short-term investments (Including treasury stock)	Bank loans, commercial papers payable, long-term loans	$ 866,676	$ 1,127,081
Certificate of deposit-restricted (Classified as other current assets)	Short-term loans	98,119	96,397
Long-term investments	Commercial papers payable, long-term loans	7,680,989	8,755,944
Land	Short-term loans, commercial papers payable, long-term loans	1,964,374	1,356,277
Buildings-net	Short-term loans, commercial papers payable, long-term loans	538,794	989,291
Machinery and equipment-net	Short-term loans, long-term loans	79,848	197
Construction in progress	Long-term loans	13,315	—
Land occupancy right (Classified as other intangible assets)	Short-term loans	—	318,207
		$11,242,115	$ 12,643,394

Note 7 CONTINGENT LIABILITIES AND COMMITMENTS

(1) The remaining balance due for construction in progress and advances to suppliers are as follows:

	December 31, 2002	December 31, 2001
Construction in progress	$ 794,120	$ 1,055,883
Advances to suppliers	532,014	411,633
	$ 1,326,134	$ 1,467,516

(2) As of December 31, 2002 and 2001, the amount of letters of credit outstanding was $1,210,321 and $1,188,857, respectively.

(3) In November 1999, the Company borrowed $800,000 from China Development Industrial Bank under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December, 2002, the repayment terms of the loan agreement were revised from November 15, 2001 to November 15, 2004. (However, the credit period is from March 25, 2002 to March 25, 2005) Under the terms of the loan agreement the Company agrees that:

(A) Maintain a current ratio above 70%.

(B) Maintain a debit ratio be below 150%.

(C) If the ratios mentioned above do not meet the requirements, the Company will improve them within six months.

(4) In August 2001, the Company borrowed $4,200,000 under a 5-year term syndicated credit facility agreement from October 5, 2000 to October 5, 2005 led by Taiwan Industry Bank Corp., Union World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement the Company agrees that：

(A) To ensure that current ratio shall be above 70%.

(B) The debt ratio shall be below 100%.

(C) The ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(D) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have require written consent in writing from bank syndication.

(5) In June 2001, the Company borrowed $6,000,000 under a 5-year term syndicated credit facility agreement from June 28, 2001 to June 28, 2006 led by I.C.B.C. and Chiao Tung Bank. Under the terms of the loan agreement the Company agrees that:

(A) The current ratio shall be above 80%.

(B) The debt ratio shall be below 100% from 2000, retroactively.

(C) If the ratios mentioned above do not meet the requirements, the Company will improve them before the June 30 of the next year.

(D) Any significant investment plan such as purchase or disposal of assets, or any significant change of business or organization should be communicated to the management bank. The agent bank can hold a guarantee banks' meeting to discuss above events as needed.

(6) In September 2002, the Company signed a $6,000,000 5-year syndicated credit facility agreement, including Note issuance facilities and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Standard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：

(A) To ensure that, the year-end audited consolidated tangible stockholder's equity shall not be less than 30,000,000.

(B) To ensure that, the debt ratio computed from year-end non-consolidated audited financial statements shall not be above 150%.

(C) To ensure that, the interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be below 200%.

(D) To ensure that, the current ratio computed from year-end non-consolidated audited financial statements shall not be below 80%.

(7) As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs have the same rights and responsibilities as holders of common shares. Under current R.O.C. law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(A) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(B) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(C) Dividends

The holders of the GDSs have the same rights to receive dividends as holders of registered common shares.

(8) As of December 31, 2002 and 2001, certain banks have provided guarantee to Nanlien International Corp. a wholly owned subsidiary in the amount of $63,000 and $155,000, respectively for the import of goods and lease of warehouse.

(9) President Internation Development Corp. signed a medium–term loan and issuance of commercial papers. The significant terms of the agreement are as follows:

(A) Period: Medium-term loan is 5 years and commercial paper is 3 years.

(B) Limit and usage: Total limit is $3,000,000, including $2,000,000 of medium-term loan and $10,000,000 revolving credit for commercial papers.

(C) Commitment fee: annual commitment fee is charged as 0.25% of unused facility.

(D) Commercial paper guarantee fee: annual fee of 0.75% is charged on amount issued.

(E) Collateral: the Company shall provide stock for collaterals.

(F) Commitments: The debit ratio shall not be above 110% and the tangible net worth shall not be less than $12,500,000.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT:

As approved by the meeting of the Board of Directors on November 28, 2002 the Company issued five-year secured domestic bonds for repaying the bank loan and decreasing the cost of interest. The issue of five-year secured domestic bonds has been approved by SFC on January 8, 2003, and bonds were sold on January 28, 2003. The significant terms of the bonds were as follows:

(A) Total amount issued:

The Company issued five-year secured domestic bonds totaling $1,800,000, including $500,000 of A bonds, $300,000 of B bonds, $200,000 of C bonds and $400,000 of D and E bonds.

(B) Issue price: Each with face value of $1,000.

(C) Coupon rate:

The five-year secured domestic bonds can be divided into five kinds of bonds, A,B,C,D and E.(Note) And the coupon rate of A, B and D bonds is 3.95% less the floating interest rate. The coupon rate of C and E bonds is 3.951% less the floating interest rate.

(D) The term of interest repayment:

The interest of bonds are repayable in installments every six months from January 28, 2003 on the coupon rate.

(E) The term of repayment:

The A bonds are repayable starting January 2006 to January 2008 in three yearly installments at the rate of 30%, 30% and 40%. The B,C,D, and E bonds are repayable on January 28, 2008 upon the maturity of the bonds.

(F) Period: 5 years, from January 28, 2003 to January 28, 2008.

(Note): The guarantee bank of A bonds is International Commercial Bank of China, the guarantee bank of B and C bonds is Chang Hwa Bank and the guarantee bank of D and E bonds is Taiwan Bank.

Note 10 OTHER:

(1) INFORMATION OF INVESTMENT ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company (PEC) had no derivative financial instruments transactions in 2002 or 2001. The transactions of its subsidiaries deal with please refer to Note 11, 1(9).

(2) FAIR VALUE OF INVESTMENTS ON NON-DEVIVATIVE FINANCIAL INSTRUMENTS

	December 31,2002		December 31,2001	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets with the same fair and book value	$ 9, 237, 708	$ 9, 237, 708	$ 9, 615, 369	$ 9, 615, 369
Short – term investments	2, 516, 494	2, 516, 494	6, 064, 305	6, 421, 449
Long – term investments	58, 068, 802	69, 549, 584	58, 605, 973	68, 222, 574
Guaranteed deposits	167, 828	167, 828	117, 518	117, 518
Long – term receivables	21, 945	21, 945	40, 846	40, 846
Financial liabilities				
Financial assets with the same fair and book value	24, 295, 707	24, 295, 707	24, 102, 345	24, 102, 345
Long – term loans	29, 141, 550	29, 141, 550	32, 864, 386	32, 864, 386
Long – term payables	169, 101	169, 101	178, 201	178, 201
Provision for retirement plan	874, 759	1, 653, 225	575, 061	1, 367, 319
Customers' deposits	187, 628	187, 628	144, 057	144, 057

The methods and assumptions applied on the fair values of financial instruments are summarized as follows:

a. The due dates of short – term financial instruments are close to balance sheet day (December 31, 2002). Accordingly, the fair value of short-term financial instruments are estimated based on the book value at the balance sheet which include the accounts of cash and cash equivalents, notes and accounts receivable, other receivables, short–term loans, commercial papers payables, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

b. Short-term investments:

(i) Mutual funds – the fair value is estimated based on the net assets value at the balance sheet date.
(ii)The fair value of common stocks of listed companies, government bonds and convertible bonds is estimated based on the closing price at the balance sheet date.

c. The fair value of long-term investments are estimated based on the market value. The fair value of investments without any market value are estimated based on the net equities of the investee companies, whose financial statements are audited under the equity method or not audited under the cost method. The fair value of which under the lower of cost or market value method are estimated based on the closing price at the balance sheet date.

d. The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2002.

e. The fair value of long–term loans, long–term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2002.

f. The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured.

(3) THE EXPUNCTION TRANSACTIONS BETWEEN THE COMPANY AND THE SUBSIDIARIES

	2002			
Transactions	Uni-President Enterprises Corp.	Cayman President Holding Corp.	Nanlien International Corp.	President Internationa Development Corp.
1.Elimination of long-term investments and owner equity	($ 9,090,939)	$ 569,309	$ 1,197,540	$ 7,525,095
2.Intercompany elimination of real accounts				
Accounts payable and receivable	14,591	(14,591)	—	—
3.Intercompany elimination of nominal accounts				
(1)Transactions of purchase and sales	(40,907)	—	40,907	—
(2)Unrealized gross profit	—	—	(1,874)	—
(3)Unrealized gains or losses	—	—	(199,131)	—
(4)Transactions of revenue and expense	76,519	—	(76,519)	—
4.Intercompany elimination of cross holding	—	—	(102,800)	102,800

	2001			
Transactions	Uni-President Enterprises Corp.	Cayman President Holding Corp.	Nanlien International Corp.	President Internationa Development Corp.
1.Elimination of long-term investments and owner equity	($ 9,148,762)	$ 142,328	$ 1,187,051	$ 8,024,225
2.Intercompany elimination of real accounts				
Accounts payable and receivable	(16,017)	16,017	—	—
3.Intercompany elimination of nominal accounts				
(1)Transactions of purchase and sales	(91,556)	(19,880)	111,436	—
(2)Unrealized gross profit	—	—	(4,012)	—
(3)Unrealized gains or losses	—	—	(200,830)	—
(4)Transactions of revenue and expense	12,126	43,011	(40,425)	(14,712)
4.Intercompany elimination of cross holding	885,813	—	(102,800)	(783,013)

Note.11 Additional Disclosures Information

1.Significant Transactions Information (For the year ended December 31, 2002)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Kai Yu Investment (BVI) Co., Ltd.	Other receivables	US$ 80	$ 80	–	2	$ –	Business turn	$ –	–	$ –	US$ 80,000	US$ 100,000 (Note 1)
		Hong Kong President Holdings Ltd.	Other receivables	US 2	US –	–	2	–	Business turn	–	–	–	US 80,000	US 100,000 (Note 1)
2	Cayman President Holdings Ltd.	Prospect Top Development Ltd.	Receivable – related party	US 7,326	US 7,326	–	2	–	Investment loan	–	–	–	US 50,000	US 100,000 (Note 1)
3	President Global Corp.	President East Co.	Notes receivables	US 205	US 200	6.00%	1	US 650 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	–	1	US 389 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,285	CAN 6,088	7.06%	2	–	Investment loan	–	Land and Building second Mortgage	CAN 14,810	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	1,063,925	–	–	1	3,439,198 (sales)	–	–	–	–	4,135,555	8,271,110 (Note 2)
6	Mech-President Co., Ltd.	Shanghai President machine Co., Ltd.	Other receivables	33,118	–	–	2	–	Business turn	–	–	–	50,000	188,244 (Note 1)
7	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivables	PESO 45,650	PESO 45,650	7.00%	2	–	Investment loan	–	–	–	PESO 80,000	PESO 93,568 (Note 1)
8	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	111,254	111,254	–	2	–	Investment loan	64,441	–	–	200,000	300,000 (Note 1)
		Tunnel Internation Marketing	Other receivables	7,488	7,488	–	2	–	Investment loan	–	–	–	200,000	300,000 (Note 1)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
		Tunnel 88 Internation Corp.	Other receivables	$ 695	$ 348	—	2	$ —	Investment loan	—	—	$ —	$ 200,000	$ 300,000 (Note 1)
9	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	117,677	117,677	—	2	—	Basiness turn	—	—	—	200,000	300,000 (Note 1)
10	President International investment (BVI) Holdings Ltd.	Hong Kong Xiang Lu Industrial Ltd.	Other receivables – related party	US 8,509	US 8,509	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
11	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,214	US 5,021	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,811	US 1,276	—	1、2	US 572 (sales)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Cayman Fujian Ton Yi Holdings Ltd.	Other receivables	US 25	US 25	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Cayman Jiangsu Ton Yi Holdings Ltd.	Other receivables	US 19	US 19	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
12	President Life Sciences Cayman Co., Ltd.	A-Spine Holding Group Corp.	Other receivables	US 2,000	US 2,000	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
		Aura Biosystems Inc.	Other receivables	US 1,000	US 1,000	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
13	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
14	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	1、2	US 178 (sales)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,208	US 986	—	1、2	US 2,558 (sales) US 1,125 (purchases)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
15	Wuxi Ton Yi Industrial Packaging Corp.	Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US$ 2, 572	US$ 2, 572	—	1、2	US$ 335 (sales) US 853 (purchases)	Basiness turn	—	—	$ —	$ 4, 135, 555	$ 8, 271, 110 (Note 2)
		Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6, 465	—	—	1、2	US 868 (sales) US 8, 229 (purchases)	Basiness turn	—	—	—	4, 135, 555	8, 271, 110 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan requires the board of directors' approval and should be reported at the stockholders meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Trading partner.

2.Short – term financing.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

	Endorser	Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20, 605, 004	$ 15, 132, 879	$ 14, 158, 712	$ —	34. 36	$ 41, 210, 007	(Note 1)
0		President International Development Corp.	2	20, 605, 004	3, 200, 000	3, 200, 000	—	7. 77	41, 210, 007	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	20, 605, 004	2, 388, 742	2, 211, 482	—	5. 37	41, 210, 007	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	20, 605, 004	1, 353, 000	1, 138, 000	—	2. 76	41, 210, 007	(Note 1)
0		Tone Sang Construction Corp.	2	20, 605, 004	780, 000	670, 000	—	1. 63	41, 210, 007	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	20, 605, 004	1, 429, 552	623, 964	—	1. 51	41, 210, 007	(Note 1)
0		President Asia Enterprises Inc.	3	20, 605, 004	805, 096	604, 050	—	1. 47	41, 210, 007	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	20, 605, 004	522, 000	552, 000	—	1. 27	41, 210, 007	(Note 1)
0		Uni-Splendor Corp.	6	20, 605, 004	475, 000	475, 000	—	1. 15	41, 210, 007	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	20, 605, 004	450, 060	384, 000	—	0. 93	41, 210, 007	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	20, 605, 004	310, 000	310, 000	—	0. 75	41, 210, 007	(Note 1)
0		Uni- President (USA), Inc.	3	20, 605, 004	311, 500	309, 720	—	0. 75	41, 210, 007	(Note 1)
0		President Pharmaceutical Corp.	2	20, 605, 004	210, 000	210, 000	—	0. 51	41, 210, 007	(Note 1)
0		Century Quick Service Restaurant Corp.	3	20, 605, 004	250, 000	200, 000	—	0. 49	41, 210, 007	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	20, 605, 004	200, 000	200, 000	—	0. 49	41, 210, 007	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		Presitex Co., Ltd.	3	$ 20,605,004	$ 150,119	$ 96,940	$ —	0.24	$ 41,210,007	(Note 1)
0		President Packaging Ind. Corp.	1	20,605,004	130,280	60,341	—	0.15	41,210,007	(Note 1)
0		President Entertainment Corp.	2	20,605,004	50,000	50,000	—	0.12	41,210,007	(Note 1)
0		President Global Corp.	2	20,605,004	35,080	35,000	—	0.08	41,210,007	(Note 1)
0		President Baseball Team Corp.	2	20,605,004	34,000	34,000	—	0.08	41,210,007	(Note 1)
0		President Digital Network Corp.	2	20,605,004	30,000	30,000	—	0.07	41,210,007	(Note 1)
0		Hong Kong President Holdings Ltd.	3	20,605,004	594,990	—	—	—	41,210,007	(Note 1)
0		President International Trade and Investment Corp.	2	20,605,004	224,134	—	—	—	41,210,007	(Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	20,605,004	100,000	—	—	—	41,210,007	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	3	US 39,829	US 2,802	—	—	—	US 79,657	(Note 2)
2	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20,000	US 2,750	US 2,750	—	8.84	US 100,000	(Note 3)
2		Xinjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,610	—	—	—	US 100,000	(Note 3)
2		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 600	—	—	—	US 100,000	(Note 3)
3	Kai Yu Investment Co., Ltd.	Uni- President Enterprises Corp.	4	100,000	2,000	2,000	—	0.57	500,000	(Note 4)
4	President Global Corp.	Ameripec Inc.	3	US 3,184	US 835	—	—	—	US 5,306	(Note 5)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
5	Nanlien International Corp.	Nella Ltd .	3	$ 500,000	$ 72,260	$ 51,350	$ —	4.04	$ 1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	20,000	20,000	—	1.57	1,000,000	(Note 6)
5		Wei Lian Enterprises Corp.	3	500,000	7,250	5,000	—	0.39	1,000,000	(Note 6)
5		Tung Jun International Corp.	3	500,000	10,000	4,000	—	0.31	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.16	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	396	—	0.03	1,000,000	(Note 6)
5		Tung Yu Corp.	3	500,000	45,500	—	—	—	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	—	—	—	1,000,000	(Note 6)
5		Chuan Jie Corp.	1	500,000	1,200	—	—	—	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	1	500,000	800	—	—	—	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	600	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	525	—	—	—	1,000,000	(Note 6)
6	President International Development Corp.	President International Investment (BVI) Co., Ltd.	3	652,079	US 5,000	US 2,500	—	0.67	2,608,316	(Note 7)
6		Presitex Co., Ltd.	3	652,079	14,655	14,655	—	0.11	2,608,316	(Note 7)
6		Kao Hsiung Rapid Transit Corp.	6	652,079	100,000	—	—	—	2,608,316	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	2,341,791	820,000	720,000	—	6.15	5,854,479	(Note 8)
7		President Transnet Corp.	3	2,341,791	460,000	460,000	—	3.93	5,854,479	(Note 8)
7		President Drugstore Business Corp.	3	2,341,791	270,000	270,000	—	2.31	5,854,479	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	2,341,791	US 3,500	US 3,500	—	1.04	5,854,479	(Note 8)
7		Philippine Seven Corp.	3	2,341,791	US 2,000 PESO 80,000	US 2,000 PESO 80,000	—	1.04	5,854,479	(Note 8)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
7		President Packaging Ind. Corp.	6	$ 2, 341, 791	$ 134, 495	$ 62, 438	$ —	0. 53	$ 5, 854, 479	(Note 8)
7		President Yamako Corp.	3	2, 341, 791	35, 000	35, 000	—	0. 30	5, 854, 479	(Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	2, 341, 791	100, 000	—	—	—	5, 854, 479	(Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11, 579, 554	US 267, 530	US 153, 683	—	32. 33	11, 579, 554	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11, 579, 554	US 22, 430	US 14, 196	—	2. 99	11, 579, 554	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11, 579, 554	US 33, 200	US 12, 526	—	2. 64	11, 579, 554	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11, 579, 554	US 38, 339	US 5, 000	—	1. 05	11, 579, 554	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11, 579, 554	US 1, 972	US 1, 972	—	0. 41	11, 579, 554	(Note 9)
9	Tong Ho Development Co., Ltd.	Gu Hsiang Corp.	3	99, 137	136, 000	95, 000	—	38. 33	123, 922	(Note 10)
10	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 13, 767	US 3, 150	US 3, 150	—	11. 44	US 27, 534	(Note11)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20, 000	CAN 18, 000	CAN 18, 000	CAN 18, 000	—	CAN 40, 000	(Note12)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7, 421	US 3, 500	US 3, 500	—	9. 43	US 18, 552	(Note13)
13	Cayman Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11, 579, 554	US 48, 383	US 44, 743	—	(Note 14)	11, 579, 554	(Note14)
13		Fujian Ton Yi Tinplate Co., Ltd.	3	11, 579, 554	US 68, 594	US 36, 750	—	(Note 14)	11, 579, 554	(Note14)
13		Chengdu Ton Yi Industrial Packaging Corp.	3	11, 579, 554	US 4, 000	US 1, 970	—	(Note 14)	11, 579, 554	(Note14)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
13		Wuxi Ton Yi Industrial Packaging Corp.	3	$ 11,579,554	US$ 2,480	US$ 1,970	$ —	(Note 14)	$ 11,579,554 (Note14)
14	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 450,076	RMB 23,000	—	—	—	RMB 1,350,229 (Note15)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,579,554	US 5,704	US 5,704	—	(Note 14)	11,579,554 (Note14)
16	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 7,420	US 7,420	—	(Note 14)	11,579,554 (Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 78,170	RMB 63,000	RMB 46,000	—	11.77	RMB 234,509 (Note16)
17		Shenyang President Enterprises Co., Ltd.	3	RMB 78,170	RMB 18,000	RMB 18,000	—	4.61	RMB 234,509 (Note16)
17		President Enterprises (Chain) Investment Co., Ltd.	4	RMB 78,170	RMB 10,000	—	—	—	RMB 234,509 (Note16)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 78,170	RMB 8,000	—	—	—	RMB 234,509 (Note16)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB 78,170	RMB 5,000	—	—	—	RMB 234,509 (Note16)
18	Guangzhou President Enterprises Co., Ltd.	Fuzhou President Enterprises Co., Ltd.	3	RMB 49,697	RMB 40,000	RMB 40,000	—	16.10	RMB 149,090 (Note16)
19	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 34,000	RMB 23,000	—	7.70	RMB 179,313 (Note16)
19		Nanchang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 35,000	RMB 5,000	—	1.67	RMB 179,313 (Note16)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
20	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 31,570	RMB 25,000	RMB 15,000	$ —	9.50	RMB 94,710 (Note16)
20		Beijing President Enterprises Drinks Co., Ltd.	3	RMB 31,570	RMB 34,000	—	—	—	RMB 94,710 (Note16)

(Note 1)The total amount of transations of endorsement equal to 100% of the Company's net worth, and the limit of transations of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Cayman President Holdings Ltd. is US$100,000, and the limit of transations of endorsement for any single entity is US$20,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)The total amount of transations of edorsement equal to 70% of its net worth for Ton Yi Industrial Corp.and the limit of transations of endorsement for any single entity is 70% of its nte worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note10)The total amount of transations of endorsement equal to 50% of the its net worth for Tung Ho Development Co., Ltd. and the limit of transations of endorsement for any single entity is 40% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note12)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note13)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businessses are to be submitted to the Board of directors' meeting for reference.

(Note14)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note15)The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investment Co., Ltd. and the limit of endorsment for any single entity is 20% of its enrolled capital.

(Note16)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of endoraement for single entity is 20% of net worth.

(Note17)The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2002 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	45, 012	$ 3, 016, 434	100%	$ 2, 762, 569	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	118, 060	569, 309	100%	1, 019, 143	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	417, 204	100%	542, 669	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	350, 691	100%	353, 615	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	318, 827	100%	331, 915	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	317, 851	100%	227, 420	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	232, 944	100%	207, 414	—
	Stock	Tone Sang Construction Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	146, 382	100%	146, 382	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	996, 535	99. 99%	1, 290, 565	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	805, 630	61. 80%	805, 630	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	7, 525, 095	58. 50%	7, 573, 162	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	118, 538	51. 00%	120, 634	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	144, 876	50. 00%	147, 233	—
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	344, 236	5, 487, 271	44. 59%	18, 087, 884	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 169, 548	43. 34%	6, 330, 877	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150,000	$ 1,465,140	42.86%	$ 1,465,140	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,528	132,961	42.18%	183,005	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40,887	476,436	37.36%	260,857	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24,385	265,842	30.84%	331,557	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	47,207	651,887	29.51%	928,665	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	302,014	4,090,869	26.48%	3,557,427	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13,475	133,113	24.76%	157,379	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	74,228	1,720,861	20.50%	1,720,861	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,042	239,907	20.00%	239,907	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65,074	537,710	17.59%	270,907	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	164,177	10.10%	48,029	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,312,425	9.71%	2,773,632	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78,219	691,085	14.46%	987,029	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87,214	747,878	9.53%	320,949	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	17,764	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14,437	145,360	7.22%	88,159	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,174	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80, 034	$ 713, 302	4. 99%	$ 679, 726	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126, 800	1, 268, 000	2. 67%	1, 214, 744	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27, 000	250, 000	2. 48%	274, 094	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20, 000	203, 714	2. 00%	200, 524	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	115, 664	1. 75%	148, 795	—
	Stock	Uni-President Dream Parks Corp. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	952, 473	0. 53%~ 100. 00%	991, 745	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27, 392	—	US 27, 058	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 8, 593	100. 00%	US 8, 593	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 2, 696	100. 00%	US 2, 696	—
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN	—	Short- term investments	200	US 20, 520	—	US 20, 046	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US$	18, 734	—	US$	18, 302	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	263, 860	100. 00%	US	271, 874	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	25, 145	100. 00%	US	25, 145	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9, 362	60. 00%	US	9, 362	—
	Stock	Gargill President Holdings Pte Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 000	US	9, 356	50. 00%	US	9, 356	—
	Stock	PT ABC President Enterprises Indonesia	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6, 524	US	7, 588	47. 41%	US	7, 588	—
	Stock	Queen Holding (BVI) Limited	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	16, 265	45. 40%	US	16, 265	—
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 801	45. 40%	US	3, 801	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	12, 257	45. 00%	US	12, 257	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	6, 525	45. 00%	US$	6, 525	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	2, 931	45. 00%	US	2, 931	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	22, 857	30. 00%	US	22, 857	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 200	US	9, 054	25. 50%	US	9, 054	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	3, 286	3. 21%	US	3, 286	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8, 241	0. 01%~ 100. 00%	US	6, 930	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	1, 261		16, 501	—		16, 652	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	30, 564		526, 015	2. 68%		360, 016	(1)
Kai Yu Investment Co., Ltd.	Stock	Grand Commercial Bank	Director	Short- term investments	19, 433		330, 717	—		165, 041	(2)
	Stock	Prince Housing Development Corp.	Director	Short- term investments	7, 366		68, 628	—		27, 107	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	51, 778		956, 821	100. 00%		956, 821	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	8, 037		110, 825	5. 02%		158, 099	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24,452	$ 158,190	1.59%	$ 232,738	(3)
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	168,684	—~100.00%	37,535	—
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3,951	100.00%	US 3,951	—
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	—	US 3,164	—~50.00%	US 3,164	—
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	1,033	15,000	—	15,018	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,119	—
	Stock	Huairen Corp.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	10,000	100,000	18.83%	35,300	—
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	7,723	—	7,795	—
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	91,139	—	42,189	—
	Stock	Union chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	8,048	105,255	80.00%	105,988	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4,000	141,956	20.00%	72,326	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10,000	$ 102,800	0.67%	$ 86,735	—
	Stock	Cayman Nanlien Holdings Ltd. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	—	1,003,615	2.50%~ 100.00%	889,400	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	5,445	2.00%~ 16.17%	7,497	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,119	—
Parabola Creative Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	9,757	—	6,747	—
President International Development Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	12,082	159,502	—	159,515	—
	Beneficiary Certificates	Chung Shing Taiwan Fund etc.	—	Short-term investments	—	55,000	—	54,686	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond etc.	—	Short-term investments	—	117,838	—	117,374	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short-term investments	21,291	432,729	—	202,651	(4)
	Stock	Taiwan Cellular Corp.	—	Short-term investments	5,723	193,511	—	158,255	(5)
	Stock	World Global Intelligent Network	—	Short-term investments	5,966	167,584	—	127,619	(6)
	Stock	Grand Commercial Bank	Director	Short-term investments	7,456	128,318	—	63,326	(7)
	Stock	Formosa Chemicals & Fibre Corp. etc.	—	Short-term investments	—	265,104	—	259,367	—
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	133,023	5,338,103	100.00%	5,338,103	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	165, 000	$ 1, 353, 464	100. 00%	$ 1, 353, 464	(8)
	Stock	Ton Yu Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	26, 050	260, 206	100. 00%	260, 206	—
	Stock	Ton Shou Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	150, 024	100. 00%	150, 024	—
	Stock	Ton Cheng Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	111, 328	100. 00%	111, 328	—
	Stock	Ton-Jeng Development Corp.	Subsidary accounted by equity method	Long-term investments	150, 000	1, 686, 279	42. 86%	1, 465, 238	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	497, 952	38. 20%	497, 952	(9)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	494, 993	35. 07%	437, 606	(10)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	43, 839	508, 374	24. 90%	571, 944	(11)

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,000	$ 100,000	11.30%	$ 99,063	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	215,179	2,379,869	9.98%	2,862,344	(12)
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,700	110,265	9.91%	113,622	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	15,926	140,546	7.96%	37,856	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39,113	407,806	7.11%	364,603	(13)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253,200	2,532,000	6.15%	2,772,025	(14)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiry accounted by equity method.	Long-term investments	21,247	169,296	5.74%	88,454	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27,000	250,000	2.48%	274,621	(15)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.00%	202,524	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	—	695,787	1.25%~ 50.00%	510,780	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Pharmaceutial	Stock	President Information Corp.	Subsidiary accounted by equity method	Long-term investments	275	$ 2, 500	2. 08%	$ 3, 613	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 119	—
Ton Yi Pharmaceutica Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	4, 556	—	4, 961	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	23, 075	—	22, 285	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 3, 437	20. 00%	CAN 3, 437	—
	Stock	President Canada Construction Inc. etc.	A subsidary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 2, 228)	50. 00%～100. 00%	(CAN 2, 228)	(16)
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	5, 351	69, 480	—	70, 655	—
President Organics Co.,	Beneficiary Certificates	James Bond Fund	—	Short- term investments	600	8, 697	—	8, 734	—
President Chain Store Corp.	Beneficiary Certificates	President All Weather Fund etc.	—	Short- term investments	—	50, 060	—	28, 270	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	504, 408	—	229, 256	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46, 405	1, 289, 342	100. 00%	1, 289, 342	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	$ 185, 042	100. 00%	$ 184, 299	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	141, 510	100. 00%	141, 510	—
	Stock	Wisdom Distribution Service Corp.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	9, 433	130, 054	100. 00%	130, 054	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	72, 000	157, 557	80. 00%	32, 658	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	20, 775	306, 095	62. 95%	296, 248	—
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	19, 563	338, 606	60. 00%	270, 821	—
	Stock	President Musashino Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29, 880	327, 685	60. 00%	317, 013	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	8, 223	127, 985	54. 17%	108, 036	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	5, 000	112, 385	25. 00%	90, 277	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director	Long-term investments	20, 000	260, 433	16. 67%	218, 578	—
	Stock	Ton-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	625, 000	14. 28%	488, 381	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	20, 206	202, 064	10. 10%	48, 028	—

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Presicarre Corp.	Subsudiary accounted by equity method	Long-term investments	36,208	$ 3,729,448	10.00%	$ 839,433	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209,249	2,299,197	9.71%	2,774,905	—
	Stock	RK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,174	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11,000	110,000	5.50%	67,171	—
	Stock	Digital United Inc.	The president is its director	Long-term investments	6,000	133,720	3.41%	107,376	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	437,211	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29,329	140,534	2.48%	345,492	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.00%	200,524	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42,400	424,000	1.03%	424,000	—
	Stock	Uni-President Oven Bakery Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	—	848,658	0.02%~ 100.00%	777,160	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4,001	(715,950)	100.00%	(715,950)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	17,764	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	431,520	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	$ 115,664	1.75%	$ 148,795	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	138,137	0.02%～100.00%	139,487	—
Tung Ho Development Co., Ltd.	Stock	Gu Hsiang Co., Ltd. etc.	A subsidiary of Tung Ho Development Co., Ltd. (accounted by equity method)	Long-term investments	—	197,857	100.00%	172,448	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	48,824	—	48,913	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	2,544	37,000	—	37,000	—
President Tokyo Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	26	370	—	391	—
Uni-President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	11,056	160,646	—	160,815	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,500	27,615	25.00%	29,235	—
Retail Support International Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	22,069	291,258	—	291,380	—
	Beneficiary Certificates	James Bond Fund	—	Short-term investments	11,610	168,731	—	168,866	—
	Beneficiary Certificates	NTIC Bond Fund	—	Short-term investments	199	1,994	—	1,902	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	90,073	2.50%～51.00%	90,073	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Mech-President Co., Ltd.	Stock	Safety Elevator Corp.etc.	A subsidiary of Mech-President Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	$ 90, 592	0. 01%~ 100. 00%	$ 90, 052	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200	2, 000	—	930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	55, 229	—	55, 570	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450	4, 500	5. 00%	2, 666	—
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 362, 972	100. 00%	RMB 390, 849	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 345, 225	100. 00%	RMB 248, 483	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 290, 063	100. 00%	RMB 298, 855	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 235, 859	100. 00%	RMB 220, 999	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	151, 873	100. 00%	RMB$	157, 850	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	107, 312	100. 00%	RMB	106, 998	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	95, 045	100. 00%	RMB	43, 739	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	92, 791	100. 00%	RMB	92, 799	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	84, 689	100. 00%	RMB	84, 957	—
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	62, 593	100. 00%	RMB	64, 384	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 80,179	94.49%	RMB$ 48,661	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 84,180	80.00%	RMB 80,607	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 23,499	78.25%	RMB 3,943	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 42,729	55.00%	RMB 59,757	—
	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 48,222	49.00%	RMB 46,546	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 26,149	33.33%	RMB 29,038	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB 773	15.00%	RMB 2,268	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US$	55,064	—	US$	39,502	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	284	US	28,641	—	US	27,794	(17)
	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	175	US	17,955	—	US	17,540	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	9,118	100.00%	RMB	75,473	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7,087	66.66%	RMB	58,665	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3,412	50.00%	RMB	28,241	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7,677	10.00%	RMB	63,760	—
	Stock	Tianjiang President Industrial Co.,Ltd	—	Long-term investments	—	US	3,520	10.00%	RMB	12,180	—
	Stock	President Coffee (Cayman) Holdings Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	4,961	6.10%~100.00%	US	5,587	—
Uni-President Vender Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,744		23,000	—		23,024	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36,024	—		12,756	—
	Stock	Chi Fu Enterprises Corp. etc.	A subsidiary of Union Chinese Corp. (accounted by equity method) etc.	Long-term investments	—		24,725	—		23,825	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US$	6,222	—	US$	7,389	—
International Investment (BVI) Holdings Ltd.	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	42,472	US	57,910	50.00%	US	57,910	—
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,833	US	9,541	40.35%	US	1,424	—
	Stock	President Energy Development (Cayman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15,834	US	14,513	39.58%	US	14,055	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,433	US	5,307	25.00%	US	5,307	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	49,248	19.12%	US	47,989	—
	Stock	RF Integrated Corp.	—	Long-term investments	4,000	US	4,000	10.00%	US	4,000	—
	Stock	Global Strategic investment	—	Long-term investments	3,000	US	3,000	3.77%	US	2,684	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Scino Pharn. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 13,256	0.45%~ 45.31%	US$ 10,147	—
Nella Ltd.	Stock	Guangzhou Nella Ltd.	A subsidiary of Nella Ltd. (accounted by equity method)	Long-term investments	—	(US 417)	80.00%	(US 417)	—
President Life Science Co., Ltd.	Beneficiary Certificates	NTIC Taiwan Bond Fund etc.	—	Short-term investments	—	95,734	—	96,803	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	25,050	523,580	100.00%	523,580	—
		Origene Technologies, Inc.	—	Long-term investments	1,930	198,180	12.56%	5,414	—
		Athersys Inc.	—	Long-term investments	635	312,787	3.55%	44,306	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	223,199	0.50%~ 100.00%	117,316	—
Ton Yu Investment Inc.	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	22,500	259,875	1.04%	298,350	(18)
Tong Shou Investment Corp.	Beneficiary Certificates	Far Eastwen Alliance Taiwan Bond Fund	—	Short-term investments	888	9,000	—	9,092	—
	Stock	Emerging Display Technologing Corp.	—	Short-term investments	877	17,761	—	23,873	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10,000	111,300	0.46%	132,600	—
	Stock	South Eqitaxy Corp.	The subsidiary of President Interident Development Corp. is its director	Long-term investments	1,100	11,336	1.00%	10,682	—
Tong Cheng Investment Corp.	Stock	Tonpal Optoeletronics Inc.	A subsidiary of Tong Cheng Investment Corp. (accounted by equity method)	Long-term investments	10,000	111,300	0.46%	112,747	(19)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	$ 17,516	—	$ 17,368	—
Gu Hsiang Co., Ltd.	Beneficiary Certificates	The Forever Fund	—	Short-term investments	46	624	—	624	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US 16,020	100.00%	US 16,020	—
	Stock	President Coffee (Cayman) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 1,828	50.00%	US 1,828	—
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	6,175	US 2,715	47.50%	US 2,715	—
	Stock	T&T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 6,988	20.00%	US 5,156	—
	Stock	eASPNet Inc.	—	Long-term investments	2,500	US 2,500	5.88%	US 2,165	—
	Stock	Global Strategic Invesment Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 3,000	3.77%	US 2,226	—
Ren-Hui Investments Corp.	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	245,230	—	141,784	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	127,000	—	127,236	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,000	$ 19,800	20.00%	$ 23,388	—
President Muashino Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	22,722	300,000	—	300,000	—
President Drugstore Business Corp.	Beneficiary Certificates	Phoenix Bond Fund	—	Short-term investments	4,946	70,000	—	70,000	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund etc.	—	Short-term investments	—	114,703	—	104,339	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—	58,887	—	60,713	—
President Techology Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	—	20,000	—	20,101	—
President Engineering Technology Corp.	Beneficiary Certificates	Well Pool Fund etc.	—	Short-term investments	—	30,000	—	30,350	—
Uni – President Takashimaya Co., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	100,000	—	101,131	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,556	20,000	—	20,542	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4,754	100.00%	US 4,754	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2,579	100.00%	US 2,579	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 227	100.00%	US 227	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002: Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	27, 809	88. 58%	US$	27, 809	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. Corp. (accounted by equity method)	Long-term investments	—	US	16, 154	87. 93%	US	16, 154	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	199		2, 890	—		2, 892	—
	Stock	President Logistics Internation Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	543		5, 425	5. 43%		6, 350	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		77, 073	—		77, 099	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2, 551	50. 00%	RMB	2, 539	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	48, 446	51. 00%	RMB	48, 446	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2, 551	50. 00%	RMB	2, 539	—
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	A subsidiary of Meishan President Feed & Oil Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	3, 196	50. 00%	RMB	3, 196	—

					December 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Qingdao President Feed &Livestock Co., Ltd.	Stock	San Tong Wanfu (Qingdo) Food Co., Ltd.	A subsidiary of Qingdao President Feed &Livestock Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	24, 831	30. 00%	RMB$	24, 831	—
President Life	Stock	Arena Pharmaceuticial Inc. etc.	—	Short-term investments	—	US	3, 463	—	US	3, 102	—
Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Long-term investments	1, 000	US	5, 470	3. 02%	US	493	—
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	—	US	8, 469	14. 90% ~ 70. 88%	US	2, 939	—
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund etc.	—	Short-term investments	—		20, 508	—		21, 160	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119, 575	US	15, 999	50. 40%	US	15, 999	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	—	US	3, 283	100. 00%	US	3, 283	—
Philppine Seven Corp.	Stock	Convenience Distribution INC. etc.	Investee accounted by equity method.	Long-term investments	—	PESO	87, 111	40. 00% ~ 100. 00%	PESO	87, 111	—
Mech-President (BVI) Corp.	Stock	Shanghai President machine Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	2, 418	100. 00%	US	2, 418	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	31, 299	83. 58%	US	31, 299	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	18, 394	82. 86%	US	18, 394	—

(Note 1) 120 thousands shares of the outstanding common stock with market value of $1,413 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $ 153,949 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $ 116,449 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 2,300 thousands shares of the outstanding common stock with market value of $21,892 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 5) 1,250 thousands shares of the outstanding common stock with market value of $34,566 were used as collaterals for issuance of commercia l papers of President International Development Corp.

(Note 6) 500 thousands shares of the outstanding common stock with market value of $10,695 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $56,031 were used as collaterals for short -term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 149,994 thousands shares of the outstanding common stock with market value of $1,230,373 were used as collaterals for short-term loan of President International Development Corp.

(Note 9) 39,100 thousands shares of the outstanding common stock with market value of $492,486 were used as collat erals for issuance of commercial papers of President International Development Corp.

(Note 10) 55,400 thousands shares of the outstanding common stock with market value of $494,957 were used as collaterals for short -term loan and issuance of commercial papers of President International Development Corp.

(Note 11) 40,600 thousands shares of the outstanding common stock with market value of $ 470,813 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 196,500 thousands shares of the outstanding common stock with market value of $ 2,173,280 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 13) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 15) 11,000 thousands shares of the outstanding common stock with market value of $ 101,852 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 1 thousands shares of the outstanding common stock with market value of (CAN 1,184)) were used as collaterals for short-term loan of President Asian Enterprises Inc.

(Note 17) 284 thousands shares of the outstanding common stock with market value of US$27,794 were used as collaterals for short-term loan of Kai Yu Investment (BVI) Co., Ltd.

(Note 18) 20,000 thousands shares of the outstanding common stock with market value of $ 231,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 19) 10,000 thousands shares of the outstanding common stock with market value of $111,300 were used as collaterals for short-term loan of President International Development Corp.

(4) The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Enterprises Corp.	Beneficiary Certificates:															
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	457	$1, 623, 821	311	$1, 107, 757	(768)	$2, 686, 695	($2, 731, 578)	($44, 883)	—	$ —	—	$ —
	Home Run Fund	Short-term investments	—	—	—	—	41, 489	540, 000	(41, 489)	540, 394	(540, 000)	394	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	25, 027	355, 300	(25, 027)	355, 752	(355, 300)	452	—	—	—	—
	Phoenix Bond Fund	Short-term investments	—	—	—	—	23, 055	318, 000	(23, 055)	318, 875	(318, 000)	875	—	—	—	—
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	16, 677	200, 000	(16, 677)	200, 234	(200, 000)	234	—	—	—	—
	Stock:															
	President Chain Store Corp.	Long-term investments	—	—	307, 116	6, 624, 385	2, 171	137, 409	—	—	—	—	34, 949	(1, 274, 523)	344, 236	5, 487, 271
	President International Trade and Investment Corp.	Long-term investments	Capital increase	—	12	1, 583, 227	45, 000	1, 531, 800	—	—	—	—	—	(98, 593)	45, 012	3, 016, 434
	Presicarre Corp.	Long-term investments	(Note 1)	(Note 1)	87, 561	2, 213, 302	—	—	(36, 208)	3, 718, 259	(836, 708)	(2, 881, 551)	22, 875	344, 267	74, 228	1, 720, 861
	Cayman President Holding Ltd.	Long-term investments	Capital increase	—	100, 060	142, 328	18, 000	618, 894	—	—	—	—	—	(191, 913)	118, 060	569, 309
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	48, 750	527, 100	16, 324	163, 238	—	—	—	—	—	(152, 628)	65, 074	537, 710
	Tong Sang Construction Corp.	Long-term investments	Capital increase	—	19, 800	7, 696	18, 500	185, 000	—	—	—	—	(18, 500)	(46, 314)	19, 800	146, 382

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Cayman President Holding Ltd.	Beneficiary Certificates:															
	Equity Certificates Relating to ABN AMRL Global Retail Index	Short-term investments	—	—	—	$ —	200	US$ 20, 520	—	$ —	$ —	$ —	—	$ —	200	US$ 20, 520
	ABN Equity Creltificates	Short-term investments	—	—	19, 107	US 35, 158	—	—	(19, 107)	US 35, 217	(US 35, 158)	US 59	—	—	—	—
	Genesis Special Growth Fund	Short-term investments	—	—	3	US 24, 981	—	—	(3)	US 24, 763	(US 24, 981)	(US 218)	—	—	—	—
	Stock:															
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 19, 611	—	US 9, 000	—	—	—	—	—	(US 3, 466)	—	US 25, 145
	Cargill Holdings President Pte. Ltd.	Long-term investments	Capital increase	—	50	(US 43)	9, 950	US 9, 950	—	—	—	—	—	(US 551)	10, 000	US 9, 356
	Hong Kong President Holdings Ltd.	Long-term investments	Capital increase	—	80, 000	(US 5, 719)	16, 400	(US 16, 400)	—	—	—	—	(96, 400)	(US10, 681)	—	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates:															
	Phoenix Bond Fund	Short-term investments	—	—	182	2, 500	27, 279	380, 100	(27, 461)	382, 954	(382, 600)	354	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	14, 203	185, 200	(14, 203)	185, 382	(185, 200)	182	—	—	—	—
	Stock:															
	Uni-President Enterprises Corp.	Short-term investments	—	—	60, 665	1, 446, 163	—	—	(60, 950)	817, 770	(1, 446, 163)	(628, 393)	285	—	—	—
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	—	26, 878	513, 478	24, 900	857, 457	—	—	—	—	—	(414, 114)	51, 778	956, 821
	Century Quick Service Restaurant Corp.	Long-term investments	Capital increase	—	14, 250	95, 223	15, 000	150, 000	—	—	—	—	—	(146, 759)	29, 250	98, 464

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
anlien International Corp.	Beneficiary Certificites: Home Run Fund	Short-term investments	—	—	31,143	$ 400,000	10,118	$ 130,000	(41,261)	$ 531,270	($530,000)	$ 1,270	—	$ —	—	$ —
esident Pharmaceutical Corp.	Beneficiary Certificites: James Bond Fund	Short-term investments	—	—	—	—	11,305	161,000	(11,305)	161,160	(161,000)	160	—	—	—	—
esident nternationa Development Corp.	Beneficiary Certificites: Home Run Fund	Short-term investments	—	—	—	—	87,731	1,148,600	(75,649)	990,049	(989,098)	951	—	—	12,082	159,502
	James Bond Fund	Short-term investments	—	—	—	—	83,014	1,185,650	(83,014)	1,187,444	(1,185,650)	1,794	—	—	—	—
	Government Bond: Center Government Bonds	Short-term investments	—	—	—	288,130	—	5,514,680	—	5,856,659	(5,802,810)	53,849	—	—	—	—
	Convertible Bond: Optoma Corp.	Short-term investments	—	—	1,800	180,000	—	—	(1,400)	243,127	(140,000)	103,127	(400)	(40,000)	—	—
	Stock: Taiwan Cellular Corp.	Short-term investments	—	—	4,114	171,698	3,024	114,029	(2,449)	83,237	(92,216)	(8,979)	1,034	—	5,723	193,511
	Unimicron Technology Corp.	Short-term investments	—	—	875	29,479	7,519	230,428	(2,740)	83,009	(92,323)	(9,314)	312	—	5,966	167,584
	Formosa Chemicals & Fiber Corp.	Short-term investments	—	—	—	—	3,459	117,473	(2,409)	80,414	(79,030)	1,384	—	—	1,050	38,443
	Eternal Chemicals & Electronic Corp.	Short-term investments	—	—	—	—	4,771	117,874	(3,746)	94,001	(91,323)	2,678	95	—	1,120	26,551
	Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	—	—	—	—	3,065	182,016	(2,593)	158,138	(157,488)	650	28	—	500	24,528
	Bonkon (Thailand) Bank	Short-term investments	—	—	2,080	155,846	830	43,639	(2,530)	129,023	(174,870)	(45,847)	—	(6,265) (Note 2)	380	18,350

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Compal Electronics Inc.	Short-term investments	—	—	2,027	$ 84,903	1,774	$ 51,455	(4,030)	$ 143,411	($ 131,548)	$11,863	385	$ —	156	$ 4,810
	Uni-President Enterprise Corp.	Short-term investments	—	—	72,370	1,720,417	—	—	(72,575)	980,452	(1,720,417)	(739,965)	205	—	—	—
	United Microelectronics Corp.	Short-term investments	—	—	—	—	3,487	148,294	(3,487)	140,298	(148,294)	(7,996)	—	—	—	—
	Nan Ya Plastics Corp.	Short-term investments	—	—	1,776	105,398	600	19,593	(2,376)	82,483	(124,991)	(42,508)	—	—	—	—
	Sunplus Techology Co., Ltd.	Short-term investments	—	—	—	—	1,226	111,406	(1,271)	100,669	(111,406)	(10,737)	45	—	—	—
	President International Development Corp. (BVI)	Long-term investments	Capital increase	—	118,449	5,070,297	14,574	501,327	—	—	—	—	—	(233,521)	133,023	5,338,103
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	279,001	3,105,302	—	—	(63,822)	843,862	(718,855)	125,007	—	(6,578)	215,179	2,379,869
	President Life Sciences Co., Ltd.	Long-term investments	—	—	150,000	1,507,920	15,000	150,000	—	—	—	—	—	(304,456)	165,000	1,353,464
	Tung Yu Investment Corp.	Long-term investments	New establishment	—	—	—	26,050	260,500	—	—	—	—	—	(294)	26,050	260,206
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	—	—	21,247	212,474	—	—	—	—	—	(43,178)	21,247	169,296
	Tong Shuo Investment Corp.	Long-term investments	New establishment	—	—	—	11,140	150,000 (Note 4)	—	—	—	—	—	24	11,140	150,024
	Tong Cheng Investment Corp.	Long-term investments	New establishment	—	—	—	11,140	111,400	—	—	—	—	—	(72)	11,140	111,328
esident	Beneficiary Certificites:															
Kikkoman Inc.	The First Global Investment Trust Duo Libond Fund	Short-term investments	—	—	725	11,039	9,635	149,000	(10,360)	160,424	(160,039)	385	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
resident Asia	Stock:															
nterprises Inc.	T&T Supermarket Inc.	Long-term investments	(Note 5)	(Note 5)	—	CAN$ 5, 278	—	$ —	—	CAN$ 12, 000	(CAN$ 2, 965)	CAN$9, 035	—	CAN$ 1, 124	—	CAN$ 3, 437
IM Service	Beneficiary Certificites:															
Jni-President Co., Ltd.	Home Run Fund	Short-term investments	—	—	7, 775	99, 500	6, 473	84, 441	(8, 897)	115, 941	(114, 461)	1, 480	—	—	5, 351	69, 480
resident Chain	Beneficiary Certificites:															
Store Corp.	James Bond Fund	Short-term investments	—	—	2, 271	32, 000	306, 307	4, 436, 000	(308, 578)	4, 474, 285	(4, 468, 000)	6, 285	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	283, 048	3, 720, 000	(283, 048)	3, 725, 527	(3, 720, 000)	5, 527	—	—	—	—
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	—	—	—	—	83, 541	1, 194, 000	(83, 541)	1, 196, 113	(1, 194, 000)	2, 113	—	—	—	—
	Asia – Pacific Bond Fund	Short-term investments	—	—	—	—	71, 949	849, 000	(71, 949)	852, 393	(849, 000)	3, 393	—	—	—	—
	Grand Cathey Bond Fund	Short-term investments	—	—	3, 801	45, 000	56, 853	688, 000	(60, 654)	734, 742	(733, 000)	1, 742	—	—	—	—
	Jih Sun Bond Fund	Short-term investments	—	—	—	—	52, 686	666, 000	(52, 686)	667, 201	(666, 000)	1, 201	—	—	—	—
	Tiim Bond Fund	Short-term investments	—	—	6, 992	90, 000	49, 066	648, 000	(56, 058)	741, 796	(738, 000)	3, 796	—	—	—	—
	Long River Bond Fund	Short-term investments	—	—	—	—	58, 528	635, 000	(58, 528)	639, 367	(635, 000)	4, 367	—	—	—	—
	Financial Return Bond Fund	Short-term investments	—	—	—	—	38, 711	528, 000	(38, 711)	529, 581	(528, 000)	1, 581	—	—	—	—
	NTIC Bond Fund	Short-term investments	—	—	—	—	3, 212	495, 989	(3, 212)	496, 639	(495, 989)	650	—	—	—	—
	Solomon Bond Fund	Short-term investments	—	—	13, 396	140, 000	41, 766	448, 000	(55, 162)	592, 101	(588, 000)	4, 101	—	—	—	—
	Cathay Bond Fund	Short-term investments	—	—	—	—	35, 992	388, 000	(35, 992)	388, 392	(388, 000)	392	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Prudential Bond Fund	Short-term investments	—	—	7, 632	$ 108, 000	26, 629	$ 382, 010	(34, 261)	$ 493, 965	($ 490, 010)	$ 3, 955	—	$ —	—	$ —
	Trustwell Bond Fund	Short-term investments	—	—	7, 747	90, 000	29, 582	350, 000	(37, 329)	442, 172	(440, 000)	2, 172	—	—	—	—
	The Forever Fund	Short-term investments	—	—	17, 474	230, 000	25, 935	349, 000	(43, 409)	584, 081	(579, 000)	5, 081	—	—	—	—
	Shinkong Chi-Shin Fund	Short-term investments	—	—	—	—	24, 369	328, 000	(24, 369)	328, 149	(328, 000)	149	—	—	—	—
	Ta-chong Bond Fund	Short-term investments	—	—	4, 207	50, 000	24, 625	298, 000	(28, 832)	349, 301	(348, 000)	1, 301	—	—	—	—
	Union Bond Fund	Short-term investments	—	—	—	—	23, 716	289, 000	(23, 716)	289, 637	(289, 000)	637	—	—	—	—
	Sheng Hua 1699 Bond Fund	Short-term investments	—	—	7, 118	80, 000	18, 855	215, 000	(25, 973)	299, 170	(295, 000)	4, 170	—	—	—	—
	Truswell Premier Fund	Short-term investments	—	—	—	—	20, 415	210, 000	(20, 415)	210, 717	(210, 000)	771	—	—	—	—
	Duo Li Fund	Short-term investments	—	—	6, 752	90, 000	11, 926	160, 000	(18, 678)	252, 161	(250, 000)	2, 161	—	—	—	—
	Kirin Bond Fund	Short-term investments	—	—	9, 497	95, 000	14, 659	150, 000	(24, 156)	248, 254	(245, 000)	3, 254	—	—	—	—
	KGI Kai-Hsuan Bond Fund	Short-term investments	—	—	—	—	11, 975	120, 000	(11, 975)	120, 224	(120, 000)	224	—	—	—	—
	Prudential Well Pool Fund	Short-term investments	—	—	—	—	12, 820	150, 000	(12, 820)	150, 093	(150, 000)	93	—	—	—	—
	Barits Bond Fund	Short-term investments	—	—	8, 651	96, 000	8, 907	100, 000	(17, 558)	197, 669	(196, 000)	1, 669	—	—	—	—
	Fuh-Hwa Albatross Fend	Short-term investments	—	—	—	—	9, 728	100, 000	(9, 728)	101, 787	(100, 000)	1, 787	—	—	—	—
	Far Easter Ailliance Taiwan Bond Fund	Short-term investments	—	—	4, 792	48, 000	8, 931	90, 000	(13, 723)	138, 068	(138, 000)	68	—	—	—	—
	Cash Reserves	Short-term investments	—	—	2, 837	30, 000	6, 354	69, 000	(9, 191)	100, 116	(99, 000)	1, 116	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Financial Return Fund	Short-term investments	—	—	22, 928	$ 290, 202	—	$ —	(22, 928)	$ 291, 497	($ 290, 202)	$ 1, 295	—	$ —	—	$ —
	Stock:															
	President Chain Store (BVI) Holding Ltd.	Long-term investments	Capital increase	—	37, 443	1, 179, 960	8, 962	313, 699	—	—	—	—	—	(204, 317)	46, 405	1, 289, 342
	Presicarre Corp.	Long-term investments	(Note 6)	(Note 6)	—	—	36, 208	3, 729, 448	—	—	—	—	—	—	36, 208	3, 729, 448
	President Transnet Corp.	Long-term investments	Capital increase	—	39, 600	161, 680	32, 400	324, 000	—	—	—	—	—	(328, 123)	72, 000	157, 557
	Digital United Holdings Ltd.	Long-term investments	(Note 5)	(Note5)	—	—	2, 400	133, 720	—	—	—	—	2, 400	(133, 720) (Note 7)	—	—
	Tong-Jeng Development Corp.	Long-term investments	Capital increase	—	—	—	50, 000	625, 000	—	—	—	—	—	—	50, 000	625, 000
ıng Ho Development Co., Ltd.	Beneficiary Certificites:															
	Urion Bond Fund	Short-term investments	—	—	—	—	9, 349	104, 800	(9, 349)	104, 843	(104, 800)	43	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	7, 298	104, 000	(7, 298)	104, 026	(104, 000)	26	—	—	—	—
ni-President Oven Bakery Corp.	Home Run Fund	Short-term investments	—	—	4, 822	61, 219	13, 601	176, 803	(15, 098)	195, 664	(194, 202)	1, 462	—	—	3, 325	43, 820
resident Packaging Ind. Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	—	—	212	3, 000	15, 324	222, 000	(12, 992)	188, 234	(188, 000)	234	—	—	2, 544	37, 000
ni-President Cold-Chain Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	—	—	2, 762	39, 000	246, 974	3, 552, 000	(238, 680)	3, 435, 217	(3, 430, 354)	4, 863	—	—	11, 056	160, 646
	Prubential Bond Fund	Short-term investments	—	—	—	—	22, 717	330, 000	(22, 717)	330, 321	(330, 000)	321	—	—	—	—

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Home Run Fund	Short-term investments	—	—	1,721	$ 22,074	11,661	$ 150,000	(13,382)	$ 172,232	($ 172,074)	$ 158	—	$ —	—	$ —
	Ta-chong Bond Fund	Short-term investments	—	—	—	—	11,650	140,000	(11,650)	140,151	(140,000)	151	—	—	—	—
	Yuanda Duo Li Fund	Short-term investments	—	—	—	—	9,701	150,000	(9,701)	150,159	(150,000)	159	—	—	—	—
	Yuanda Duo Li II Fund	Short-term investments	—	—	229	3,062	7,391	100,000	(7,620)	103,161	(103,062)	99	—	—	—	—
	The Wai Tai Securities Investment Trust Fund	Short-term investments	—	—	—	—	7,607	100,000	(7,607)	100,090	(100,000)	90	—	—	—	—
etail Support nternational Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	88	1,125	600,766	7,841,160	(578,785)	7,555,562	(7,551,027)	4,535	—	—	22,069	291,258
	James Bond Fund	Short-term investments	—	—	7,918	111,966	542,155	7,795,445	(538,463)	7,742,947	(7,738,680)	4,267	—	—	11,610	168,731
	NITC Taiwan Bond Fund	Short-term investments	—	—	1	157	20,934	3,206,780	(20,935)	3,208,691	(3,206,937)	1,754	—	—	—	—
resident Enterprises (China) nvestment Co., Ltd.	Stock:															
	Nanchang President Enterprises Co., Ltd.	Long-term investments	New establish-ment	—	—	—	RMB48,800	—	—	—	—	—	—	(RMB 578)	—	RMB 48,222
ai Yu (BVI) nvestment Co., Ltd.	Beneficiary Certificites:															
	ABN Capital Protected Unit	Short-term investments	—	—	110	US 11,220	284	US 28,641	(110)	US 14,160	(US 11,220)	US 2,940	—	—	284	US 28,641
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	—	—	175	US 17,955	—	—	—	—	—	—	175	US 17,955
	Stock:															
	Fuzhou President Enterprises Co., Ltd.	Long-term investments	Capital increase	—	—	US 1,432	—	US 8,500	—	—	—	—	—	(US 814)	—	US 9,118

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
ni-President	Beneficiary Certificites:															
Vender Corp.	Home Run Fund	Short-term investments	—	—	1,171	$ 15,000	13,110	$ 172,000	(12,537)	$ 164,315	($ 164,000)	$ 315	—	$ —	1,744	$ 23,000
	Duo Li Fund	Short-term investments	—	—	—	—	18,602	289,000	(18,602)	289,441	(289,000)	441	—	—	—	—
	Prudential Bond Fund	Short-term investments	—	—	—	—	11,681	169,000	(11,681)	169,221	(169,000)	221	—	—	—	—
esident	Stock:															
nternational BVI) Co., Ltd.	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	—	—	US 46,467	—	US 2,900	—	—	—	—	—	(US 119)	—	US 49,248
	Accuary Inc.	Long-term investments	Capital increase	—	4,833	US 11,500	3,000	US 3,000	—	—	—	—	—	(US 4,959)	7,833	US 9,541
	Presiclerc Ltd.	Long-term investments	(Note 5)	(Note 5)	4,750	US 4,750	—	—	(4,750)	US 4,992	(US 4,750)	US 242	—	—	—	—
esident Life ciences Co., td.	President Life Sciences Cayman Co., Ltd.	Long-term investments	Capital increase	—	20,250	634,745	4,800	167,046	—	—	—	—	—	(278,211)	25,050	523,580
ng Yu	Stock:															
nvestment orp.	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	—	—	22,500	259,875	—	—	—	—	—	—	22,500	259,875
ng Shuo	Stock:															
nvestment orp.	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	—	—	10,000	111,300	—	—	—	—	—	—	10,000	111,300
ng Cheng	Stock:															
nvestment orp.	Tonpal Optoelectronics	Long-term investments	(Note 8)	(Note 8)	—	—	10,000	111,300	—	—	—	—	—	—	10,000	111,300
esident Chain	Stock:															
tore (BVI) olding Ltd.	T&T supermarket Inc.	Long-term investments	(Note 9)	(Note 9)	—	—	—	US 7,537	—	—	—	—	—	(US 549)	—	US 6,988

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Presiclerc Ltd.	Long-term investments	(Note 10)	(Note 10)	—	$ —	6,175	US$ 6,418	—	$ —	$ —	$ —	—	(US$ 3,703)	6,175	US$ 2,715
	Digital United Holdings Ltd.	Long-term investments	(Note 1)	(Note 1)	2,400	US 3,909	—	—	(2,400)	US 3,909	(US 3,909)	—	—	—	—	—
/isdom Distribution Services Corp.	Beneficiary Certificites:															
	Jamrs Bond Fund	Short-term investments	—	—	—	—	28,052	406,000	(24,678)	357,429	(357,000)	429	—	—	3,374	49,000
	Union Bond Fund	Short-term investments	—	—	3,148	35,000	61,257	693,000	(60,642)	686,126	(685,000)	1,126	—	—	3,763	43,000
	Long River Bond Fund	Short-term investments	—	—	—	—	91,341	1,000,000	(91,341)	1,001,030	(1,000,000)	1,030	—	—	—	—
	Cash Reserves Bond Fund	Short-term investments	—	—	—	—	11,181	121,000	(11,181)	121,246	(121,000)	246	—	—	—	—
	Central Diamond Bond Fund	Short-term investments	—	—	—	—	10,136	107,000	(10,136)	107,061	(107,000)	61	—	—	—	—
resident Musashino Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	—	—	316,762	4,130,000	(294,040)	3,837,690	(3,830,000)	7,690	—	—	22,722	300,000
	ING CHE Taiwan Fund	Short-term investments	—	—	—	—	18,038	200,000	(18,038)	200,182	(200,000)	182	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	6,890	100,000	(6,890)	100,133	(100,000)	133	—	—	—	—
resident Drugstore Business Corp.	Beneficiary Certificites:															
	Phoenix Bond Fund	Short-term investments	—	—	—	—	19,656	273,550	(14,710)	204,789	(203,550)	1,239	—	—	4,946	70,000
	Kirin Bond Fund	Short-term investments	—	—	400	4,000	14,745	150,000	(15,145)	154,799	(154,000)	799	—	—	—	—
	Long River Bond Fund	Short-term investments	—	—	—	—	11,444	125,000	(11,444)	125,156	(125,000)	156	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	—	—	—	$ —	8, 628	$ 111, 000	(8, 628)	$ 111, 106	($ 111, 000)	$ 106	—	$ —	—	$ —
resident	Beneficiary Certificites:															
Logistics nternational	Jamrs Bond Fund	Short-term investments	—	—	2, 320	32, 657	16, 673	240, 760	(16, 302)	235, 238	(234, 286)	952	—	—	2, 691	39, 131
Corp.	Home Run Fund	Short-term investments	—	—	3, 180	40, 841	15, 983	209, 020	(17, 812)	232, 742	(232, 037)	705	—	—	1, 351	17, 824
ingdao	Stock:															
President Feed & livestock Co., Ltd.	San Tong Wanfu (Qingdao) Food Co., Ltd.	Long-term investments	—	—	—	RMB 24, 831	—	—	—	—	—	—	—	—	—	RMB 24, 831

(Note 1) The counter party is President Chain Store Corp., which is a subsidiary accounted under the equity method.

(Note 2) Transferred from Long-term investments to short-term investments, and recognized loss price decline.

(Note 3) The counter partys are Tong Shuo Investment Corp., Tong Cheng Investment Corp., Tong Yu Investment Corp. and Chiao Tung Bank , Tong Shuo Investment Corp., Tong Cheng Investment Corp. and Tong Yu Investment Corp. are President International Development Corp's subsidiaries accounted under the equity method.

(Note 4) Including proceeds from shares prepaid $38,600.

(Note 5) The counter party is President Chain Store (BVI) Holding Ltd., which is President Chain Store's subsidiary accounted under the equity method.

(Note 6) The counter is Uni-President Enterprises Corp..

(Note 7)Transferred to the stocks of Digital United Inc.

(Note 8) The counter party is President International Development Corp., which is a subsidiary accounted under the equity method.

(Note 9) The counter party is President Asia Enterprise Inc., which is a subsidiary accounted under the equity method.

(Note 10) The counter party is President International Investment (BVI) Co., Ltd. which is President International Development Corp.'s subsidiary accounted under the equity method and new company.

) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Selling price	Status of Payment paid	Name of the Couterparty	Relationship	If the counter party is a related party, information as to the transation of the property is disclosed below: Owner	The relationship of the original owner with the Company	Date of the original transaction	Amount	Reason for acquisition of properties and the status of the properties	The basis or reference used in deciding the price	Other commitments
Uni-President Cold-Chain Corp.	Land, Building and other equipment	3/11/2002	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	Uni-President Enterprises Corp.	The Company	Li Bar Bottery Manufacture Corp.	—	8/14/1998	$ 127, 975	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—
Tong-Jeng Development Corp.	Construction in progress — shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	209, 879	Paid twenty shilling in the pound	President International Development Corp.	Subsidiary accounted by equity method	—	—	—	—	Integrating resources of group, and building shopping mall.	Selling at negotiated price	—

(6) Disposal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment received	Gain(Loss) on disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterpries Corp.	Land, Buildings and other equiment	3/11/2002	8/14/1998	$ 255, 748	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	$ 1, 809	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—
President International Development Corp.	Construction in progress — shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	None	200, 879	209, 879	Receiced twenty shilling in the pound	—	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Integrating resources of group, and buiding shopping mall	Selling at negotiated price	—

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 709,765	3%	One month	—	—	($ 63,671)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchases	480,711	2%	Close its account 30-45 days within the end of each month	—	(Note 1)	(56,639)	(4)	—
			Sales	235,763	1%	About one month after sales	—	(Note 2)	7,248	—	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchases	420,542	2%	One month	—	—	(42,336)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchases	307,311	1%	15 day after sales	—	(Note 1)	(26,781)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	170,005	1%	50 days	—	(Note 1)	(22,393)	(1)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	4,878,071	15%	Close its account 40 days within 10 days (For the three months ended March 31, 2002. was 10 days after sales)	—	(Note 2)	396,386	9	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	4,233,571	13%	Close its account 40 days within the end of each month	—	(Note 2)	417,652	10	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	$ 2, 487, 904	8%	Close its account 30 days within the end of each month (For the three months ended was 20 days within the end of each month)	—	(Note 2)	$ 314, 470	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	1, 136, 533	4%	About 2 months after sales	—	(Note 2)	237, 005	6	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	1, 110, 273	4%	About 2 months after sales	—	(Note 2)	122, 061	3	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	508, 641	2%	About 2 months after sales	—	(Note 2)	109, 480	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	458, 478	1%	About 2 months after sales	—	(Note 2)	67, 148	2	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	451, 982	1%	About 2 months after sales	—	(Note 2)	89, 244	2	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 409, 207	1%	About 2 weeks after sales	—	(Note 2)	$ 23, 292	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	404, 951	1%	About 2 months after sales	—	(Note 2)	65, 657	2	—
	Ding –Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	389, 911	1%	About one month after sales	—	(Note 2)	16, 041	—	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	369, 639	1%	About one month after sales	—	(Note 2)	25, 827	1	—
	Hsin Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	291, 186	1%	About 2 weeks after sales	—	(Note 2)	8, 511	—	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	236, 517	1%	About 2 months after sales	—	(Note 2)	55, 477	1	—
	Xin Ya Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	207, 340	1%	About 2 months after sales	—	(Note 2)	39, 081	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung-Tse Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Sales	$ 199, 364	1%	About 2 months after sales	—	(Note 2)	$ 32, 769	1	—
	Lien Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	178, 934	1%	About 2 weeks after sales	—	(Note 2)	4, 546	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	Sales	129, 335	—	About one month after sales	—	(Note 2)	22, 731	1	—
	Tung Sam Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	114, 181	—	About one month after sales	—	(Note 2)	10, 905	—	—
	Lien Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	106, 411	—	About 2 weeks after sales	—	(Note 2)	3, 816	—	—
	Jian Hua Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 792	—	About 2 weeks after sales	—	(Note 2)	4, 860	—	—
	Jian Fu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 348	—	About 2 weeks after sales	—	(Note 2)	4, 682	—	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable	Note
	Yuan Xin Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 101, 520	—	About one month after sales	—	(Note 2)	$ 9, 690	—	—
	Hua Zuo Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 343	—	About one month after sales	—	(Note 2)	10, 766	—	—
	Tung Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 076	—	About 2 weeks after sales	—	(Note 2)	9, 140	—	—
Nanlien International Corp.	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	731, 203	20%	10～60 days	—	—	153, 149	42	—
	U－Chains Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	183, 316	5%	10～60 days	—	—	7, 814	2	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	147, 195	4%	10～60 days	—	—	36, 938	10	—
	Nella Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	142, 446	4%	10～60 days	—	—	6, 641	2	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	$ 31,875,551	63%	10～40 days	(Note 3)	—	($2,519,436)	(49)	—
			Other operating revenue	216,053	23%	10～40 days		—	11,684	5	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	7,582,428	15%	15～30 days	(Note 3)	—	(580,454)	(11)	—
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	2,867,407	6%	15～35 days	(Note 3)	—	(436,322)	(8)	—
	Uni-President Enterprises Corp.	The Company	Purchases	2,487,904	5%	30～40 days	—	—	(314,470)	(6)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	768,257	2%	Close its account 25 days within the end of each month	—	—	(55,177)	(1)	—
	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	338,581	1%	Close its account 15 days within the end of each month	—	—	(36,886)	(1)	—
Ton Yi Industrial Corp.	Toyota Tsusho Corp.	The subsidiary of Ton Yi Industrial Corp. is its director	Purchases	622,839	7%	the same as regular	—	—	(5,883)	(2)	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable	Note
	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	$ 3, 439, 198	24%	the same as regular	—	—	$ 1, 008, 133	70	—
	TTET Union Corp.	Subsidiary accounted by equity method	Sales	225, 100	2%	the same as regular	—	—	21, 521	2	—
	Uni-President Enterprises Corp.	The Company	Sales	170, 005	1%	the same as regular	—	—	22, 393	2	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	4, 233, 571	62%	40 days	—	15~50 days	(417, 652)	(51)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	7, 582, 428	98%	30 days	(Note 4)	—	580, 454	95	—
President Coffee Corp.	Starducks Coffee International Inc.	The subsidiary of President Coffee Corp. is its director	Purchases	163, 600	24%	Close its account 30 days within the end of each month	—	—	(26, 123)	(22)	—
Retail Support International Corp.	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	1, 520, 663	5%	15～45 days	—	—	(185, 468)	(4)	—
	Uni-President Enterprises Corp.	The Company	Purchases	1, 110, 273	4%	30～45 days	—	—	(122, 061)	(3)	—
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	550, 077	2%	15～45 days	—	—	(73, 239)	(2)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Purchases	$ 216, 053	1%	30 days	—	—	($ 11, 684)	—	—
			Sales	31, 875, 551	99%	30～45 days	—	—	2, 519, 436	100	—
	Presuident Packaging Ind.	Subsidiary accounted by equity method	Purchases	113, 864	—	12～45 days	—	—	(20, 503)	—	—
Union Chinese Corp.	Lei Po Enterprises Co., Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	137, 005	24%	Close its account 52 days within the end of each month	—	—	49, 777	67	—
Tung Sheng Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	451, 982	93%	Close its account 60 days within the end of each month	—	—	(89, 244)	(94)	—
Tung-Tse Corp.	Uni-President Enterprises Corp.	The Company	Purchases	199, 364	99%	Close its account 60 days within the end of each week	—	—	(32, 769)	(99)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Tun Hsiang Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	$ 1, 136, 533	54%	Close its account 60 days within the end of each month	—	—	($ 237, 005)	(51)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	804, 254	38%	Close its account 40 days within the end of each month	—	—	(187, 224)	(40)	—
	Nailien International Corp	Subsidiary accounted by equity method	Purchases	147, 195	7%	Close its account 60 days within the end of each month	—	—	(36, 938)	(8)	—
	Presicarre Corp.	Subsidiary accounted by equity method	Sales	359, 699	16%	Close its account 60 days within the end of each month	—	—	80, 102	17	—
Tung Yu Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	409, 207	51%	12 days	—	—	(23, 292)	(54)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	$ 369,346	46%	12 days	—	—	($ 15,910)	(37)	—
Hsin Tung Enterprises Co., Ltd.	Uni-President Enterprises Corp.	The Company	Purchases	291,186	62%	15 days	—	—	(8,511)	(56)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	173,825	37%	15 days	—	—	(6,573)	(44)	—
Tung Shun Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	508,641	97%	Close its account 60 days within the end of each month	—	—	(109,480)	(98)	—
Tung Yi Food Corp.	Uni-President Enterprises Corp.	The Company	Purchases	236,517	98%	Close its account 60 days within the end of each month	—	—	(55,477)	(98)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Lei Po Enterprises Co., Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	$ 731,203	74%	Close its account 60 days within the end of each month	—	—	($ 153,149)	(74)	—
	Union Chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	137,005	14%	Close its account 52 days within the end of each month	—	—	(49,777)	(24)	—
	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Purchases	108,067	11%	Close its account 60 days within the end of each month	—	—	(4,320)	(2)	—
Nella Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	142,446	37%	Close its account 60 days within the end of each month	—	—	(6,641)	(4)	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	US 99,847	100%	—	—	—	(US 25,047)	(86)	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable	Note
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US$ 55, 630	55%	—	—	—	US$12, 605	32	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 44, 178	44%	—	—	—	US 26, 871	68	—
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 89, 984	10%	(Note 5)	—	(Note 5)	(RMB 3, 293)	(5)	—
			Sales	RMB 35, 338	3%	(Note 5)	—	(Note 5)	RMB 1, 459	2	—
	Wuhan President Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 34, 053	3%	(Note 5)	—	(Note 5)	—	—	—
	Beijing President Enterprises Prinjs & food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 32, 198	3%	(Note 5)	—	(Note 5)	—	—	—
	Chengdu President Enterprises Fund Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 33, 096	3%	(Note 5)	—	(Note 5)	—	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Chengdu President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB$ 33,096	7%	(Note 5)	—	(Note 5)	$ —	—	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Sales	RMB 49,767	42%	30～120 days	—	—	—	—	—
Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises CO., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 32,732	10%	(Note 5)	—	(Note 5)	RMB 4,717	40	—
Guangzhou President Enterprises Co., Ltd.	Fuchou President Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 154,918	18%	(Note 5)	—	(Note 5)	RMB 8,049	20	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases Sales	RMB 35,338 RMB 89,984	16% 35%	(Note 5) (Note 5)	— —	(Note 5) (Note 5)	(RMB 1,459) RMB 3,293	(13) 78	— —
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co., Ltd. (accounted by equity method)	Purchases Sales	RMB 34,534 RMB 66,087	7% 9%	(Note 5) (Note 5)	— —	(Note 5) (Note 5)	(RMB 1,515) RMB 15,367	(5) 52	— —
	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 34,053	7%	(Note 5)	—	(Note 5)	—	—	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable	Note
Xinjiang President Enterprises Food Co., Ltd.	Nella Limited	A subsidiary of Nanlien International (accounted by equity method)	Sales	RMB$ 26, 733	30%	50~90 days	—	—	RMB$ 4, 173	64	—
Harbin President Enterprises Co., Ltd.	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 32, 732	41%	(Note 5)	—	(Note 5)	RMB 4, 717	69	—
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 55, 630	91%	—	—	—	(US 12, 605)	(94)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 44, 178	88%	—	—	—	(US 26, 871)	(88)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Sales	US 8, 229	12%	—	—	—	US 2, 656	26	—
Wuxi To Yi Indnstrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Purchases	US 8, 229	84%	—	—	—	(US 2, 656)	(45)	—

(Note 1): The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales, animal feed within 60～75 days after sales and foodstuff within 10～15 days after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold–Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): The sales of Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(Note 5) :The Credit term of Parties closed its account 30 days within the end of each month. To sale (purchase) make collections (payment) next month. The sales of regular customers paid on delivery. The terms of purchases were the same with regular customers.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

The name of the Company	Name of the counter party	Relationship	Ending balance		Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts	Amounts		Amounts	Resolve method		
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	$ 417, 652	12. 57	$ —	—	$ 417, 650	$ —
			Other Receivables	401	—	—	—	401	—
	Tung Ang Entrprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts Receivable	396, 386	22. 47	—	—	396, 063	—
			Other Receivables	36, 370	—	—	—	36, 370	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	314, 470	10. 07	—	—	314, 384	—
			Other Receivables	169	—	—	—	169	
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	237, 005	3. 86	—	—	237, 005	—
			Other Receivables	14, 274	—	—	—	14, 274	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	122, 061	6. 24	—	—	53, 047	—
			Other Receivables	500	—	—	—	500	
	Tung Shun Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by	Accounts Receivable	109, 480	5. 22	—	—	106, 580	—
			Other Receivables	378	—	—	—	378	—

The name of the Company	Name of the counter party	Relationship	Ending balance		Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts	Amounts		Amounts	Resolve method		
		equity method)							
Nanlien International Corp.	Lien Bo Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 153, 149	9. 21	$ —	—	$ —	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (Note 1)	254, 767	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	11, 684	—	—	—	11, 684	—
			Other Receivables	251, 657	—	—	—	249, 711 (Note 2)	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable	1, 008, 133	3. 43	—	—	418, 953	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable	580, 454	14. 42	—	—	580, 454	—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by	Accounts Receivable	2, 519, 436	16. 00	—	—	2, 481, 921	—

The name of the Company	Name of the counter party	Relationship	Ending balance		Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts	Amounts		Amounts	Resolve method		
		equity method)							
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 12, 605	3. 71	$ —	—	US$ 4, 495	$ —
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 26, 871	2. 18	—	—	US 7, 579	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Other Receivables	US 5, 021	—	—	—	US 20	—
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US$ 8, 509	—	—	—	—	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US 7, 326	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	111, 254	—	—	—	—	—
Hong Kong Ton Yi	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton	Other Receivables	US 3, 833	—	—	—	—	—

The name of the Company	Name of the counter party	Relationship	Ending balance			Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts	Amounts			Amounts	Resolve method		
Industrial Holding Ltd.		Yi Industrial Holding Ltd. (accounted by equity method)								
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US	3, 833	–	–	–	–	–

(Note 1) It is receivables from refund of capital investment.

(Note 2) The balance of $1,946 is receivable commission revenue of pey – ethylene terephthalate The amount will be received after authenticating by enviromentalist protection agency.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. — Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	December 31,2002		
	Contract amount		
Derivative financial instrument	(Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	50, 000	$ —

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US$ 50,000.

(b). The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2002, net liabilities to US$1,419 resulted from the Interest Rate Swap contracts recorded as other current liabilities.

f. Fair value of the derivative financial instruments

Derivative financial instruments	December 31,2002			
	Book Value		Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	1,419)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Derivative financial instruments	December 31,2002			
	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts – USD/JPY	US$	3,000	$	–
Advance Booking Forward Foreign Exchange Contracts – JPY/USD	JPY	310,000		–
Advance Booking Forward Foreign Exchange Contracts – USD	US	35,890		–
Foreign Currency Option – USD/NTD	US	47,360		26,775
Foreign Currency Option – USD/JPY	US	77,000		–
Foreign Currency Cp – JPY/USD	JPY	1,860,000		–
Currency Swap Contract – USD/NTD	US	211,170		16,660
	NTD	7,278,775		
Currency Swap Contract – JPY/USD	JPY	1,923,500		–
	US	15,744		

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to December 31, 2002, the Company estimated that before January 23, 2003,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $3,000, and cash outflows of JPY$370,460. Before December 18, 2003, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of $1,231,146 and cash outflow of US$33,310.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$209,494 and cash outflows of $6,689,623 and JPY $1,923,500.

As of December 31, 2002, the above Advance Purchases Forward Foreign Exchange Contracts generated cash inflows of US$40,020 and cash outflows of 1,379,751 before August 23, 2002, and the Currency Swap Contract generated cash inflows of US$152,047 and cash outflows of $5,220,255 before December 31, 2002. The Company estimated it will generate cash inflows of US$45,000 and cash outflows of $1,515,950 before July 45, 2004. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2002	
Advance Purchase Forward Foreign Exchange contract－USD	($ 4, 295)	(Note 1)
Advance Booking Forward Foreign Exchange contract－JPY/USD	(1, 163)	(Note 2)
Advance Booking Forward Foreign Exchange contract－USD	(16, 031)	(Note 3)
Foreign Currency Option－USD/NTD	26, 775	(Note 4)
Foreign Currency Option－USD/JPY	(80, 030)	(Note 5)
Foreign Currency Option－JPY/USD	(1, 744)	(Note 6)
Currency Swap Contract－USD/NTD	16, 660	(Note 7)
Currency Swap Contract－JPY/USD	(16, 472)	(Note 8)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract － USD is $4,295 which are recorded as other current liabilities. The Advance Purchase Forward Foreign premium unamortization of $136 is recorded as prepayments and other current assets, and the exchange loss of $4,431 is recorded as non-operating expense.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract－JPY/USD is $1,163 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $1,290 is recorded as other current liabilities, and the exchange loss of $2,453 is recorded as non-operating expense.

(Note 3) The net receipts in Advance Booking Forward Foreign Exchange Contract － USD is $16,031 which are recorded as other current liabilities. The Advance Booking Forward Foreign discount unamortization of $641 is recorded as prepayments and other current assets, and the exchange loss of $15,390 is recorded as non-operating expense.

(Note 4) The net receipts on Foreign Exchange Option-USD of $26,775 which are recorded as decrease of other current liabilities, and the exchange gain of $26,775 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 5) The net receipts on Foreign Exchange Option-JPY of $80,030 which are recorded as other current liabilities, and the exchange loss of $80,030 are recorded as non-operating expense-foreign exchange loss.

(Note 6) The net receipts on Foreign Exchange Option －JPY/USD of $1,744 which are recorded as decrease of other current liabilities, and the exchange loss of $1,744 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 7) The net receipts on Currency Swap Contract—USD/NTD of $16,660 which are recorded as decrease of other current liabilities of $22,760 and decrease of other liabilities of $6,100, respectively. The Advance Purchases Forward Foreign premium unamortization of $3,419 is recorded as other current liabilities, the Advance Purchases Forward Foreign discount unamortization of $311 is recorded as prepayment and other current assets, and the exchange gain of $107,022 are recorded as non-operating expense – foreign exchange loss.

(Note 8) The net receipts on Currency Swap Contract—JPY/USD of $16,472 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $5,619 is recorded as other current liabilities, and the exchange loss of $22,091 is recorded as non-operating expense-foreign exchange loss.

f. Fair value of derivative financial instruments.

	December 31,2002	
Derivative financial instruments	Book value	Fair value
Advance Purchase (Booking) Forward Foreign Exchange Contract	($ 21, 489)	($ 21, 489)
Foreign Currency Option	(54, 999)	(54, 999)
Currency Swap Contract	188	188

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the Company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

		December 31,2002		
Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD	43, 860	$ —
		JPY	5, 000, 000	—
	Advance Booking Forward	JPY	3, 300, 000	—
		USD	27, 271	—

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the

counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 24, 2003, the above Currency Swap Contract will generate cash inflows of JPY$1,700,000 and cash outflows of US$16,589. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract and Advance Booking Forward were offseted. As of December 31, 20032, net liabilities to US$1,701 and US$554 resulted from the Currency Swap Contract and Advance Booking Forward were recorded as other current liabilities.

f. Fair value of the financial instruments.

		December 31,2002	
Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	(US$ 1,701)	(US$ 1,701)
	Advance Booking Forward	(US$ 554)	(US$ 554)

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2 Related information on investee companies (Units in thousands of currencies indicated)

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 1,750,530	$ 218,730	45,012	100.00%	$ 3,016,434	($ 129,863)	($ 129,863)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3,828,373	3,209,479	118,060	100.00%	569,309	(113,915)	(113,915)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	417,204	(22,579)	30,047	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	350,691	(460,323)	(457,098)	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147,250	147,250	500	100.00%	318,827	8,790	8,125	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397,366	397,366	36,000	100.00%	317,851	(56,459)	(79,069)	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	232,944	2,610	(10,498)	Subsidiary
	Tone Sang Construction Corp.	Tainan Hsien	Construction on buildings	478,030	293,030	19,800	100.00%	146,382	(46,256)	(46,314)	Subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Nanlien International Corp.	Taipei City	Importation and exportation business	$ 225, 459	$ 225, 459	99, 999	99. 99%	$ 996, 535	$ 160, 304	$ 177, 148	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901, 528	901, 528	63, 966	61. 80%	805, 630	(16, 637)	(10, 238)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8, 775, 000	8, 775, 000	877, 500	58. 50%	7, 525, 095	(923, 227)	(513, 377)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	40, 808	40, 808	6, 120	51. 00%	118, 538	60, 809	28, 334	Subsidiary
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	45, 000	45, 000	6, 000	50. 00%	144, 876	65, 543	31, 154	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4, 787, 049	4, 659, 640	344, 236	44. 59%	5, 487, 271	2, 592, 340	(919, 521)	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8, 737, 720	8, 737, 720	665, 148	43. 34%	7, 169, 548	163, 417	(76, 944)	—
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1, 500, 000	1, 500, 000	150, 000	42. 86%	1, 465, 140	(22, 720)	(11, 458)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	151, 010	100, 479	36, 528	42. 18%	132, 961	(450, 433)	(180, 451)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534, 324	534, 324	40, 887	37. 36%	476, 436	25, 592	6, 614	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116, 839	121, 824	24, 385	30. 84%	265, 842	33, 254	10, 182	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315, 066	315, 066	47, 207	29. 51%	651, 887	342, 416	98, 418	—
	President Securities Corp.	Taipei City	Business of securities	2, 191, 824	2, 191, 824	302, 014	26. 48%	4, 090, 869	773, 512	184, 907	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195, 287	195, 287	13, 475	24. 76%	133, 113	(55, 917)	(15, 095)	—
	Presicarre Corp.	Taipei City	General merchandise	124, 147	211, 682	74, 228	20. 50%	1, 720, 861	1, 889, 203	573, 020	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149, 944	149, 944	18, 042	20. 00%	239, 907	194, 487	38, 897	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	$ 690,338	$ 527,100	$ 65,074	17.59%	$ 537,710	($ 562,682)	($ 152,375)	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	202,064	20,206	10.10%	164,177	(87,592)	(37,623)	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	9.71%	2,312,425	57,413	5,662	—
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Business of advertisement etc.	1,424,762	1,391,338	—	7.14%~100.00%	789,404	124,565	38,249	—
President International Trade and Investment Corp.	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 15,000	150	100.00%	US 8,593	(US 1,428)	—	Indirect owned subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 25,450	US 37,500	—	100.00%	US 2,696	(US 14,515)	—	Indirect owned subsidiary
Cayman President Holding Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 240,160	—	100.00%	US 263,860	US 14,328	—	Indirect owned subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 31,000	US 22,000	—	100.00%	US 25,145	(US 2,982)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,362	US 138	—	Indirect owned subsidiary
	Cargill President Holding Pte Ltd.	Singapor	Professional investment	US 10,000	US 50	10,000	50.00%	US 9,356	(US 1,286)	—	—
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7,600	US 7,600	6,524	47.41%	US 7,588	US 3,430	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12,067	US 12,067	5	45.40%	US 16,265	(US 1,286)	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3,182	US 3,182	—	45.40%	US 3,801	US 482	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US$ 13,191	US$ 13,191	—	45.00%	US$ 12,257	US$ 3,675	$ —	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US 5,400	US 5,400	—	45.00%	US 6,525	US 1,149	—	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 3,780	—	45.00%	US 2,931	(US 4,543)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 22,857	RMB 864	—	—
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US 10,200	US 10,200	10,200	25.50%	US 9,054	(US 561)	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 57,872	US 53,102	—	20.00%~ 100.00%	US 3,459	(US 1,222)	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	30,564	2.68%	526,015	773,512	—	—
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	1,736,261	879,167	51,778	100.00%	956,821	(413,134)	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109,233	109,233	8,037	5.02%	110,825	342,416	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	1.59%	158,180	163,417	—	—
	Tung Ang Enterprises Co Tainan Hsien ets.	Tainan Hsien etc.	Sale of soft drinks etc.	335,500	185,500	—	60.00%~ 100.00%	147,052	(62,363)	—	Indirect owned subsidiary
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	(US 159)	—	—
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1,022	US 1,022	—	20.00%~ 50.00%	US 878	(US 4)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Nanlien International Co.,	Union Chinese Corp.	Taipei Hsien etc.	Sale of foods etc.	$ 79,964	$ 79,964	8,048	80.00%	$ 105,255	$ 31,035	$ —	—
	Retail Support International Corp.	Jungli City	Distribution center	153,480	153,480	4,000	20.00%	141,956	111,034	—	—
	Cayman Nanlien Holding Ltd.etc.	Grand Cayman, Cayman Islands etc.	Professional investment etc.	1,125,034	1,218,185	—	20.00%~100.00%	973,861	170,646	—	Indirect owned subsidiary
President International Development Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	4,432,692	3,931,365	133,023	100.00%	5,338,103	(205,212)	—	Indirect owned subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,650,000	1,500,000	165,000	100.00%	1,353,464	(120,006)	—	Indirect owned subsidiary
	Tung Yu Investment Corp.	Taipei City	Investments holdings	260,500	—	26,050	100.00%	260,206	(294)	—	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	150,000	—	11,140	100.00%	150,024	24	—	Indirect owned subsidiary
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,400	—	11,140	100.00%	111,328	(72)	—	Indirect ov subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	42.85%	1,686,279	(22,720)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	497,952	(16,637)	—	subsidiary
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	494,993	(155,026)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	424,025	425,269	43,839	24.90%	508,374	146,761	—	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	2,337,569	3,065,626	215,179	9.98%	2,379,869	57,413	—	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	159,260	202,064	15,926	7.96%	140,546	(87,592)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	$ 212,474	$ —	21,247	5.74%	$ 169,296	($ 562,682)	$ —	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	756,094	643,729	—	7.14%～50.00%	139,391	(438,929)	—	—
President Asia Enterprises Inc.	T&T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.30	CAN 0.50	—	20.00%	CAN 3,437	CAN 5,619	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%～100.00%	(CAN 2,228)	(CAN 1,435)	—	—
President Chain Store Corp.	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,520,766	1,207,067	46,405	100.00%	1,289,342	(188,077)	—	—
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	396,000	19,800	100.00%	185,042	10,618	—	—
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	100.00%	141,510	(4,751)	—	—
	Wisdom Distribution Service Corp.etc.	Taipei City	Delievery of magazine etc.	50,000	50,000	9,433	100.00%	130,054	30,380	—	—
	President Transnet Corp.	Taipei Hsien	Distribution business	733,230	409,230	72,000	80.00%	157,557	(367,086)	—	—
	Mech-President Co.	Tainan Hsien	Filling station and elevator	364,683	276,940	20,775	62.95%	306,095	140,904	—	—
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237,437	237,437	19,563	60.00%	338,606	106,718	—	—
	President Musashino Corp.	Taipei City	Fresh Food	309,240	309,240	29,880	60.00%	327,685	40,797	—	—
	President Information Corp.	Taipei City	Information Services	100,264	100,264	8,223	54.17%	127,985	38,031	—	—
	Uni-President Oven Bakery Corp.etc.	Taipei City etc.	Bread retailing etc	1,005,682	869,199	—	25.00%～100.00%	780,711	46,297	—	—
Ton Yi Industrial Corp.	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	1,388,578	4,001	100.00%	(715,950)	(51,753)	—	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	$ 62,307	$ 62,307	—	40.00%~ 100.00%	$ 107,078	$ 20,124	$ —	—
Tung Ho Development Co., Ltd	Gu Hsiang Co., Ltd	Taipei City	Hotel and restmenant	243,000	243,000	—	100.00%	197,857	(12,366)	—	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	20,150	10,000	2,500	25.00%	27,615	15,983	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	90,583	18,182	—	100.00%	90,052	(1,510)	—	—
Retail Support International Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	61,275	51,300	—	49.00%~ 51.00%	87,093	27,817	—	—
President Enterprises (China) Investrment Co., Ltd.	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 331,112	RMB 331,112	—	100.00%	RMB 362,972	RMB 47,634	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397,300	RMB 397,300	—	100.00%	RMB 345,225	RMB 26,355	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB 200,359	RMB 200,359	—	100.00%	RMB 290,063	RMB 37,990	—	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks	RMB 165,586	RMB 165,586	—	100.00%	RMB 235,859	RMB 61,028	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 151,873	(RMB 12,398)	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99,332	RMB 99,332	—	100.00%	RMB 107,312	RMB 5,892	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcrngi City	Tomato products etc.	RMB$ 128,304	RMB$ 128,304	—	100.00%	RMB$ 95,045	RMB$ 1,611	$ —	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82,791	RMB 82,791	—	100.00%	RMB 92,791	RMB 11,898	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,181	RMB 124,181	—	100.00%	RMB 84,689	(RMB 25,004)	—	—
	Meishan President Feed & Oil Co., Ltd	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82,777	RMB 82,777	—	100.00%	RMB 62,593	(RMB 8,260)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB 109,266	RMB 109,266	—	94.49%	RMB 80,179	(RMB 4,844)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99,332	RMB 99,332	—	80.00%	RMB 84,180	(RMB 7,241)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51,818	RMB 51,818	—	78.25%	RMB 23,499	(RMB 10,538)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56,454	RMB 56,454	—	55.00%	RMB 42,729	(RMB 532)	—	—
	Narnchung President.Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instant noodles, soft drinks and diary food	RMB 48,800	—	—	49.00%	RMB 48,222	(RMB 3,369)	—	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks and diary food	RMB 20,700	—	—	33.33%	RMB 26,149	RMB 26,354	—	—
Kai Yu Investment (BVI) Co., Ltd.	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US 10,000	US 1,500	—	100.00%	US 9,118	(RMB 6,741)	—	—
	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5,000	US 5,000	—	66.66%	US 7,087	RMB 26,354	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US$ 4,000	US$ 3,000	—	50.00%	US$ 3,412	(RMB$ 7,652)	$ —	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,677	RMB 7,151	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Grand Cayman, Cayman Islands etc.	Prfessional investment etc.	US 6,408	US 6,408	—	45.00%～100.00%	US 4,511	US 108	—	—
President International Investment (BVI) Holding Ltd.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 42,472	US 43,972	42,472	50.00%	US 57,910	US 8,846	—	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14,500	US 11,500	7,833	40.35%	US 9,541	(US 5,346)	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15,834	US 15,834	15,834	39.58%	US 14,513	(US 561)	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,307	US 624	—	—
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd.	Jiansu Province Kunsan City	Manufacturing of biochemical medicine	US 1,000	US 500	1,000	33.33%	US 864	(US 2,242)	—	—
President Life Science Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance holdings	821,451	654,405	25,050	100.00%	523,580	(89,062)	—	—
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	102,232	99,182	—	24.99%～100.00%	77,366	(13,910)	—	—
Nella Ltd.	Guangzhou Nella Ltd.	Guanhazhou City	Sales of food and soft drink	US 480	US 480	—	80.00%	(US 417)	(US 72)	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Investments holdings	US 19,910	US 19,910	19,910	100,00%	US 16,020	(US 1,655)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3,000	US 3,000	3,000	50.00%	US 1,828	US 948	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Presiclerc Ltd.	Tortola, British Virgins Islands	Investments holdings	US$ 6,418	$ —	6,175	47.50%	US$ 2,715	(US$ 7,410)	—	—
	T&T Supermarket Inc.	Richmond, BC, Canada	Whdesale and retail business	US 7,537	—	—	20.00%	US 6,988	CAN 4,837	—	—
Wisdan Distribution Senvice Corp.	President Logistics International Corp. etc.	Chung - Li City etc.	Transportation business etc.	US 20,904	US 10,000	200	20.00%	US 19,800	US 20,932	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	—	100.00%	US 4,754	US 312	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of cans	US 7,500	US 7,500	—	100.00%	US 2,579	(US 147)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100.00%	US 227	(US 5)	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33,993	US 33,993	—	88.58%	US 27,809	US 1,364	—	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 28,127	US 28,127	—	87.93%	US 16,154	US 294	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 50,800	RMB 45,000	—	51.00%	RMB 48,446	(RMB 3,369)	—	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Sales of food and soft drink	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Meishan president Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and Processing of eggs	RMB$ 4,318	$ —	—	50.00%	RMB$ 3,196	(RMB$ 1,885)	$ —	—
Qingdo President Food & Livestock Co., Ltd.	San Tong Wanfu(Qingdo) Food Co., Ltd.	Qingdo City	Feed,breed stock and pouitry	RMB 24,831	—	—	30.00%	RMB 24,831	—	—	—
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems.Inc. etc.	Sunny Bale, CA, U.S.A. etc.	Analysis of cell etc.	US 7,850	US 7,850	—	29.41%～70.88%	US 3,919	(US 2,262)	—	—
President Chain Store (Lubuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 15,999	(PESO 38,802)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 3,283	RMB 1,131	—	—
Philippine Seven Corp.	Convenience Distribution Inc.etc.	Quezon City, Philippine.etc.	Distribution and storage etc.	PESO 80,822	PESO 80,822	—	40.00%～100.00%	PESO 87,111	PESO 1,775	—	—
Mech – President (BVI) Corp.	Shanghai Mech – President Co., Ltd.	Shanghai City	Filling station and elevator	US 2,500	—	—	100.00%	US 2,418	(RMB 650)	—	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 31,299	(US 1,848)	—	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 18,394	(US 1,006)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of December 31, 2002 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ —	$ —	US$6,077.5	78.25%	(RMB$ 14,765) (Note 2)	RMB$ 2,576	—
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	—	—	US 13,077	100.00%	(RMB 15,502) (Note 2)	RMB 29,235	—
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	—	—	US 3,828	55.00%	RMB 5,383 (Note 2)	RMB 103,757	—
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	—	—	US13,207.4	94.49%	(RMB 15,130) (Note 2)	RMB 44,029	—
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	—	—	US 12,450	100.00%	(RMB 7,969) (Note 2)	RMB 9,693	—
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	—	—	US 20,000	100.00%	RMB 54,168 (Note 2)	RMB 214,138	—
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	—	—	US 40,000	100.00%	RMB 56,944 (Note 2)	RMB 467,852	—
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24,200	(Note 1)	US 26,440	—	—	US 26,440	100.00%	RMB 42,309 (Note 2)	RMB 341,137	—
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10,000	(Note 1)	US 9,400	—	—	US 9,400	100.00%	(RMB 7,663) (Note 2)	RMB 69,319	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
					Payment	Remittance					
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48, 000	(Note 1)	US$ 48, 000	$ —	$ —	US$ 48, 000	100. 00%	(RMB$ 6, 444) (Note 2)	RMB$ 174, 293	—
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19, 900	(Note 1)	US 15, 000	—	—	US 15, 000	100. 00%	(RMB 10, 209) (Note 2)	RMB 167, 221	—
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12, 000	(Note 1)	US 12, 000	—	—	US 12, 000	100. 00%	RMB 5, 776 (Note 2)	RMB 116, 523	—
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13, 000	(Note 1)	US 13, 000	—	—	US 13, 000	100. 00%	(RMB 6, 546) (Note 2)	RMB 12, 623	—
Ningbo Malting Co., Ltd.	Malt	US 26, 000	(Note 1)	US 3, 200	US 2, 000	—	US 5, 200	20. 00%	RMB 4, 180 (Note 3)	RMB 9, 527	—
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17, 000	(Note 1)	US 10, 200	—	—	US 10, 200	60. 00%	RMB 684 (Note 2)	RMB 77, 491	—
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74, 000	(Note 1)	US 22, 200	—	—	US 22, 200	30. 00%	RMB 1, 712 (Note 3)	RMB 200, 900	—
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12, 000	(Note 1)	US 5, 400	—	—	US 5, 400	45. 00%	RMB 4, 328 (Note 3)	RMB 49, 955	—
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29, 320	(Note 1)	US 13, 191	—	—	US 13, 191	45. 00%	RMB 14, 966 (Note 3)	RMB 101, 457	—
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8, 400	(Note 1)	US 3, 780	—	—	US 3, 780	45. 00%	(RMB 16, 922) (Note 3)	RMB 9, 822	—
President Enterprises (China) Investment Co., Ltd.	Investment	US$248, 160	(Note 1)	—	—	—	—	100. 00%	RMB 118, 596 (Note 2)	RMB 2, 557, 176	—
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15, 000	(Note 1)	US 12, 000	—	—	US 12, 000	80. 00%	(RMB 6, 984) (Note 2)	RMB 79, 417	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
					Payment	Remittance					
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US$ 10,000	(Note 1)	US$ 10,000	$ —	$ —	US$ 10,000	100.00%	RMB$ 11,912 (Note 2)	RMB$ 92,822	—
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15,000	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 25,253) (Note 2)	RMB 90,245	—
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	—	—	—	—	100.00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5,000	(Note 1)	—	—	—	—	100.00%	RMB 92 (Note 2)	RMB 1,102	—
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 12,000	(Note 1)	—	—	—	—	100.00%	(RMB 3,583) (Note 2)	RMB 94,992	—
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 20,000	(Note 1)	US 50	US 9,950	—	US 10,000	50.00%	(RMB 4,581) (Note 2)	RMB 77,544	—
Beijing President Drinks & Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 7,500	(Note 1)	—	—	—	—	100.00%	RMB 26,354 (Note 2)	RMB 87,993	—
President Fuche (Qingdo) Co., Ltd.	Manufacturing of eggs products, agricultural products, marine products and livestock products	US 1,000	(Note 1)	—	—	—	—	50.00%	(RMB 943) (Note 2)	RMB 3,195	—
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1,200	(Note 1)	US 180	—	—	US 180	15.00%	—	RMB 1,489	—
Kushan President Healthy Food Co., Ltd (Note 4)	Juice, soft drinks	US 4,720	(Note 1)	—	—	—	—	100.00%	—	—	—
Santong (Qingdo) Food Industry Co., Ltd.	Animal feeds, livestock	US 12,000	(Note 1)	—	—	—	—	30.00%	—	RMB 24,831	—

B. The ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China by MOEAIC
$ 11,785,192(Note5)	$ 12,202,519(Note 6)	$ 9,742,001(Note 7)
(US$ 339,630.9)	(US$ 351,657.6)	

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) The financial statements are audited by the CPA of parent company in Taiwan.

(Note 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

(Note 4) In the preparatory stage, no remittance of capital.

(Note 5) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,547,590 at the exchange rate when approved by MOEA.

(Note 6) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,914,879 at the exchange rate when approved by MOEA.

(Note 7) The net worth of a company is above 10 billion: 5 billion apply to 40%, 5 billion ~10 billion apply to 30%, above 10 billion apply to 20%. Total amount is it's maximum.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 81,151

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2002
Nella Limited	Fuchou President Enterprises Co., Ltd.	$ 55,919
	Nanchang President Enterprises Co., Ltd.	50,309
	Chengdu President Enterprises Co., Ltd.	48,183
	Beijing President Enterprises Co., Ltd.	42,930
	Guangzhou President Enterprises Co., Ltd.	33,994
	Other	60,860
		$ 292,195

The terms of purchase were as the same as to other vendors.

(3) Accounts Receivable

The third area company	Name of investees in Mainland China	December 31, 2002	
Nella Limited	Chengdu President Enterprises Food Co., Ltd.	$	12, 723
	Kunshan President Enterprises Co., Ltd.		2, 154
	Zhangjiagang President Nisshin Food Co., Ltd.		1, 986
	Other		48
		$	16, 911

(4) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars):None

(5) Other tradition items have significant effects on current gain or loss and financial condition: None.

Note12.Financial information disclosures for industry segments

(1) Information about the Company's Operations in Different Industries in 2002 and 2001.

	Industry					
20002	Feeds	Foods	International Trade	General Investment	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 13, 581, 027	$ 47, 707, 163	$ 3, 949, 015	$ –	($ 2, 572, 549)	$ 62, 664, 656
Intersegment sales	1, 128, 271	34, 375	–	–	(1, 162, 646)	–
Total revenues	$ 14, 709, 298	$ 47, 741, 538	$ 3, 949, 015	$ –	($ 3, 735, 195)	$ 62, 664, 656
Operating profit	$ 130, 416	$ 2, 281, 853	$ 154, 191	($ 439, 335)	$ –	$ 2, 127, 125
Equity in net income of subsidiaries						(1, 704, 321)
Interest expenses						(1, 740, 592)
General corporate expenses						2, 923, 059
General corporate revenues						(217, 877)
Consolidated income from continuing operations before income tax						$ 1, 387, 394
Identifiable assets	$ 6, 984, 518	$ 22, 988, 743	$ 1, 622, 379	$ 8, 890, 000		$ 40, 485, 640
Long-term investments by equity						49, 079, 700
Corporate assets						13, 980, 700
Total assets						$103, 546, 040
Depreciation expense	$ 396, 528	$ 2, 126, 144	$ 4, 358	$ 14, 425		$ 2, 541, 455
Amortization expense	$ 52, 904	$ 125, 089	$ 215	$ 12, 619		$ 190, 827
Capital expense	$ 457, 622	$ 2, 482, 453	$ 12, 664	$ 64, 277		$ 3, 017, 016

2001	Industry: Feeds	Industry: Foods	Industry: International Trade	General Investment	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 11, 269, 576	$ 41, 225, 253	$ 7, 624, 240	$ —	($ 765, 686)	$ 59, 353, 383
Intersegment sales	1, 048, 692	35, 594	—	—	(1, 084, 286)	—
Total revenues	$ 12, 318, 268	$ 41, 260, 847	$ 7, 624, 240	$ —	($ 1, 849, 972)	$ 59, 353, 383
Operating profit	$ 149, 798	$ 1, 663, 610	$ 161, 445	($ 304, 732)	$ —	$ 1, 670, 121
Equity in net income of subsidiaries						(562, 061)
Interest expenses						(2, 222, 294)
General corporate revenues						4, 188, 515
General corporate expenses						(205, 560)
Consolidated income from continuing operations before income tax						$ 2, 868, 721
Identifiable assets	$ 5, 550, 047	$ 23, 767, 880	$ 1, 890, 679	$ 9, 853, 835		$ 41, 062, 441
Long-term investments by equity						48, 892, 299
Corporate assets						17, 352, 482
Total assets						$107, 307, 222
Depreciation expense	$ 336, 684	$ 1, 902, 585	$ 4, 652	$ 3, 921		$ 2, 247, 842
Amortization expense	$ 16, 317	$ 97, 834	$ 375	$ 2, 146		$ 116, 672
Capital expense	$ 593, 755	$ 3, 094, 434	$ 3, 290	$ 112, 896		$ 3, 804, 375

A. The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

B. Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense. The Company accounts for the intersgment purchases and intersegment sales in the same way as the revenue from broadcasting.

C. The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

(2)Financial Information on Geographic Areas: No foreign operation.

(3)Information on Export Sales:

Export sales of the Company for 2002, 2001 constituted less than 10% of the total revenues of 2002, 2001, respectively.

(4)Information on Significant Customers:

In 2002 and 2001 no customer constituted more than 10% of the Company's total revenue of 2002 and 2001, respectively.

UNI-PRESIDENT ENTERPRISES CORP. ANDSUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS DECEMBER 31, 2002

These English consolidated financial statements were translated from the consolidated financial statements originally prepared in Chinese.

ANNOUNCEMENT

We confirm, to the best of our knowledge and belief, the following representations:

1. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2002 were prepared in accordance with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report", the related decrees, and the generally accepted accounting principles in the Republic of China.

2. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2002 were prepared without omission of material information and do not include any false or misleading information.

Wu, Shiu Chi

Chairman

Uni-President Enterprises Corp.

April 2, 2003

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel:(02)2729-6666
Fax:(02)2757-6371

REPORT OF INDEPENDENT ACCOUNTANTS

April 2, 2003

(02). B P12D 30475

To the shareholders of Uni-President Enterprises Corp.

We have reviewed the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2002. Our review was made in accordance with "The Rules Governing Review of Affiliated Enterprises Consolidated Financial Statements". Our review is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole, accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above in order for them to be in conformity with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report" and the generally accepted accounting principles in the Republic of China.

PricewaterhouseCoopers

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	
Current Assets	
Cash and cash equivalents (Note 4(1))	$ 3,080,019
Short-term investments (Notes 4(2) and 6)	4,202,589
Notes receivable (Notes 4(3) and 5)	1,225,025
Accounts receivable – third parties (Note 4(4))	2,790,577
Accounts receivable – related parties (Note 5)	3,146,217
Other receivables – third parties (Notes 4(5) and 4(23))	1,147,033
Other receivables – related parties (Note 5)	699,583
Inventories (Notes 3 and 4(6))	9,307,947
Prepayments (Note 7)	1,916,392
Other current assets (Notes 4(23) and 6)	1,172,098
	28,687,480
Long-term investments (Notes 3, 4(7), 5 and 6)	47,726,759
Allowance for excess of cost over market value of long-term investments	(45,472)
	47,681,287
Property, Plant and Equipment (Notes 4(8), 5 and 6)	
Cost:	
Land	12,663,356
Buildings	15,659,668
Machinery and equipment	41,895,800
Storage facilities	164,613
Electrical installations	816,785
Research equipment	108,918
Transportation equipment	971,619
Furniture and fixtures	9,459,902
Pleasure equipment	217,758
Leased property	259,270
Leasehold improvement	3,686,163
Other equipment	7,992,411
Revaluation increment	3,216,342
Cost and revaluation	97,112,605
Less: Accumulated depreciation	(31,317,836)
Construction in progress and advance to suppliers	4,166,100
	69,960,869
Intangible Assets	
Trademarks (Note 4(11))	75,286
Copyright (Note 4(11))	17,600
Deferred pension cost (Note 4(17))	433,744
Other intangible assets (Note 4(11))	779,287
	1,305,917
Other Assets	
Assets held for lease (Notes 4 (9) and 6)	1,089,580
Idle assets (Notes 4 (10) and 6)	724,049
Guaranteed deposits (Notes 6 and 7)	2,809,589
Deferred expenses (Notes 4(11) and 7)	1,608,466
Long-term receivables (Notes 4(12) and 7)	693,607
Deferred income taxes (Note 4(23))	165,401
Other (Notes 4(8) and 6)	3,786,830
	10,877,522
TOTAL ASSETS	$158,513,075

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Short-term loans (Notes 4(13) and 6)	$ 13,703,070
Commercial paper payable (Notes 4(14) and 6)	5,058,758
Notes payable – third parties	1,179,368
Notes payable – related parties (Note 5)	551,703
Accounts payable (Note 5)	8,218,341
Income tax payable (Note 4(23))	426,772
Accrued expenses (Notes 5 and 7)	4,871,688
Other payables	2,657,920
Cash in advance	597,123
Current portion of long-term liabilities (Notes 4(8), 4(15), 4(16) and 6)	8,305,684
Other current liabilities	10,629
	45,581,056
Long-term Liabilities	
Bonds payable (Note 4(15))	1,200,000
Long-term loans (Notes 4(16) and 6)	42,641,435
Long-term payables (Note 4(8))	169,101
	44,010,536
Other Reserves	
Provision for land-value incremental tax (Note 4(8))	1,725,349
Other Liabilities	
Provision for retirement plan (Note 4(17))	1,484,231
Customers' deposits (Note 4(18))	2,895,072
Others (Note 4(7))	21,606,824
	25,986,127
TOTAL LIABILITIES	117,303,068
Stockholders' Equity	
Common stock (Notes 1 and 4(19))	34,422,458
Capital reserve (Notes 4(8) and 4(20))	
Transactions in treasury stock	125,165
Asset revaluations	452,131
Donated capital	228
Long-term investments	418,488
Retained earnings (Notes 4(19), 4(20) and 4 (21))	
Legal reserve	4,518,723
Special earnings reserve	168,156
Unappropriated earnings	1,825,958
Unrealized loss on long-term investments	(151,953)
Cumulative translation adjustment	(107,858)
Unrecognized pension cost	(216,695)
Treasury stock (Notes 3, 4(7) and 4(22))	(244,794)
TATAL STOCKHOLDERS' EQUITY	41,210,007
Contingent Liabilities and Commitments (Notes 5 and 7)	
Significant Subsequent Event (Note 9)	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$158,513,075

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the report of independent accountants dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

Operating Revenues (Note 5)	
Gross sales	$145,735,332
Less: Sales returns	(426,062)
Sales allowance	(2,841,100)
Net sales	142,468,170
Other	6,432,121
	148,900,291
Operating Costs (Note 5)	
Cost of goods sold	(101,482,525)
Other	(4,910,916)
	(106,393,441)
Gross Profit	42,506,850
Operating Expenses (Note 5)	
Selling expenses	(32,165,492)
Administrative and general expenses	(6,329,061)
Research and development expenses	(301,892)
	(38,796,445)
Operating Income	3,710,405
Other Income	
Interest income (Note 5)	106,421
Income from investments	126,102
Gain on disposal of property, plant and equipment	65,489
Gain on sale of investments (Note 5)	928,286
Rental income (Notes 4(9) and 5)	377,662
Recovery of short – term investments decline in market value	1,050,589
Other (Note 5)	1,911,994
	4,566,543
Other Expenses	
Interest expenses (Notes 4 (8) and 4(18))	(2,785,858)
Loss from investments (Note 4(7))	(750,884)
Loss on disposal of property, plant and equipment	(91,694)
Loss on foreign currency transactions	(137,937)
Loss on reduction and obsolescence of inventory to market	(15,926)
Expenditure for issue of commercial papers	(9,350)
Shutdown loss	(101,857)
Other	(847,598)
	(4,741,104)
Income before income taxes and minority interests	3,535,844
Income tax expenses (Note 4(23))	(847,347)
Income before extraordinary items and cumulative effect of changes in accounting principle and minority interests	2,688,497
Cumulative effect of change in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4 (23))	(7,810)
Minority interests in subsidiaries earnings	(1,171,927)
Net Income	$ 1,508,760

(continued on next page)

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	Before Tax	After Tax
Basic Earnings Per Common Share (in dollars) (Note 4 (24))		
Net income before minority interests	$ 1.04	$ 0.80
Cumulative effect of changes in accounting principle	—	—
Minority interests in subsidiaries earnings	(0.46)	(0.35)
Net Income	$ 0.58	$ 0.45
Pro forma amounts assuming that investments from subsidiaries are not treated as treasury stock：(in dollars)		
Net Income	$ 3,652,429	$ 1,635,758
Basic Earnings Per Common Share		
Net Income	$ 1.08	$ 0.48
Pro forma amounts assuming effect to retroactive application of change in method of accounting for inventory cost (in dollars)		
Net Income	$ 3,535,844	$ 1,516,570
Basicle Earnings Per Common Share		
Net Income	$ 1.05	$ 0.45

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the report of independent accountants dated April 2, 2003.

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN
DOLLARS, EXCEPT AS OTHERWISE INDICATED)
(NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

Note 1. HISTORY AND ORGANIZATION

1. Uni-President Enterprises Corp. (the "Company") was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with initial capital of $32,000. As of December 31, 2002, the paid-in capital was $34,422,458, divided into 3,442,246,000 shares of common stock with $10 (NT dollar) par value per share. The Company primarily engages in the manufacture, processing and sales of various soft drinks, foods, flour and animal feeds.

2. The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

3. Name of consolidated subsidiaries, their major business and percentage owned by the Company

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
President International Trade and Investment Corp.	Majority owned subsidiary	General investments	100.00% (Note 1)
Cayman President Holdings Ltd.	Majority owned subsidiary	General investments	100.00%
Uni – President Dream Parks Corp.	Majority owned subsidiary	Operators of selling foods、drinks and athletic materials; commercials、show and travel consultancy, etc.	100.00% (Note 1)
Nanlien Industrial Corp.	Majority owned subsidiary	General tradings	99.99% (Notes 2、6 and 7)
President Entertainment Corp.	Majority owned subsidiary	Operators of driving range 、hotel、grass skiing, etc.	61.80% (Notes 1 and 3)
President International Development Corp.	Majority owned subsidiary	Development and management of shopping malls	58.50% (Notes 2 ～ 6)
President Pharmaceutical Corp.	Majority owned subsidiary	Distributes pharmaceutical products	53.74% (Notes 1)

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
President Coffee Corp.	Directly or indirectly control over personnel matters, finances and operations	Operators of retails of foods and coffee beans; coffee shops and restaurants operating	45.00% (Notes 1 and 4)
President Chain Store Corp.	Assigned general manager	Operators of convenience stores and retails of foods, cans and household goods, etc.	44.59% (Notes 4 and 6)
Ton Yi Industrial Corp.	Assigned general manager	Manufacturing flat clod rolled steel plate, tin mill black plate, tinplate, printed tinplate and tin cans; and imports & exports of the machinery for tinplate and tin cans making	43.34% (Notes 5 and 6)
Tong – Jeng Development Corp.	Directly or indirectly control over personnel matters, finances and operations	Handling city land consolidation engineering, real estate investment consulting, etc.	42.86% (Notes 1、3 and 4)
Tung Ho Development Co., Ltd.	Directly or indirectly control over personnel matters, finances and operations	Operators of leisure club, restaurants and hotels	42.18% (Notes 1 and 7)
Mech-President Corp.	Directly or indirectly control over personnel matters, finances and operations	Manufacturing elevator and operators of filling station	20.00% (Note 4)
Uni-President Cold-Chain Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution of baking foods, cold foods and drinks	20.00% (Notes 2 and 4)
Retail Support International Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution, sorting, warehousing and sales of various canned foods	20.00% (Notes 2 and 4)

(Note 1) New consolidated affiliated enterprise.

(Note 2) As of December 31, 2002, 0.67% of President International Development Corp., 20.00% of Uni-President Cold-Chain Corp. and 20.00% of Retail Support International Corp. were owned by Nanlien Industrial Corp.

(Note 3) As of December 31, 2002, 38.20% of President Entertainment Corp., 42.86% of Tong – Jeng Development Corp. were owned by President International Development Corp.

(Note 4) As of December 31, 2002, 3.33% of President International Development Corp., 14.28% of Tong – Jeng Development Corp., 50.00% of President Coffee Corp., 60.00% of Uni-President Cold-Chain Corp., 25.00% of Retail Support International Corp. and 62.95% of Mech-President Corp. were owned by President Chain Store Corp.

(Note 5) As of December 31, 2002, Ton Yi Industrial Corp. owned 3.33% of President International Development Corp.

(Note 6) As of December 31, 2002, 0.23% 、1.39% and 0.21% of Ton Yi Industrial Corp. were owned by Nanlien Industrial Corp., President International Development Corp. and President Chain Store Corp., respectively. They were accounted for as short-term investment.

(Note 7) As of December 31, 2002, 0.15% of Tong Ho Development was owned by Nanlien Industrial Corp.. It was accounted for as short – term investment.

4. Non-consolidated affiliated enterprises

Name of subsidiaries	Percentage owned by the company	Reason for non-consolidation
Kai Nan Investment Co., Ltd.	100.00%	(Note 1)
Kai Yu Investment Co., Ltd.	100.00%	(Note 1)
President Global Corp.	100.00%	(Note 1)
Uni-President Glass Industrial Co., Ltd.	100.00%	(Note 1)
U-Chains Enterprises Corp.	100.00%	(Note 1)
Tone Sang Construction Corp.	100.00%	(Note 1)
President Baseball Team Corp.	100.00%	(Note 1)
President Digital Network Corp.	100.00%	(Note 1)
President Natural Industrial Corp.	74.85%	(Note 1)
Parabola Creative Inc.	60.00%	(Note 1)
President Organics Co.,	51.67% (Note 3)	(Note 1)
President Nisshin Corp.	51.00%	(Note 1)
Ton Yi Pharmaceutical Corp.	51.00%	(Note 1)
President Kikkoman Inc.	50.00%	(Note 1)
President Asia Enterprises Inc.	50.00% (Note 2)	(Note 1)

Name of subsidiaries	Percentage owned by the company	Reason for non-consolidation
AIM Service Uni-President Co., Ltd. (Note 2)	50.00%	(Note 1)
Uni-President Oven Bakery Corp.	40.00% (Note 3)	(Note 1)
President Packaging Ind. Corp.	24.72% (Note 3)	(Note 1)
President Tokyo Corp.	21.00%	(Note 1)
President Transnet Corp.	20.00% (Note 3)	(Note 1)
President Information Corp.	10.00% (Notes 3 and 4)	(Note 1)

(Note 1) Majority owned subsidiary's total assets and total operating revenues constitute less than 10% of the respective accounts of the Company.

(Note 2) As of December 31, 2002, 0.02% of President Asia Enterprises Corp. was owned by Cayman President Holding Ltd.

(Note 3) As of December 31, 2002, 31.67% of President Organics Co., 60.00% of Uni-President Oven Bakery Corp., 25.87% of President Packaging Ind. Corp., 80.00% of President Transnet Corp., and 54.17% of President Information Corp., were owned by President Chain Store Corp.

(Note 4) As of December 31, 2002, 2.08% and 2.50% of President Information Corp. were owned by President Organics Co., and Retail Support International Corp. , respectively.

5. Adjustment on different accounting period of affiliated enterprises: None.

6. Special operating risk on foreign affiliated enterprises: None.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of consolidation

The consolidated financial statements include all majority owned subsidiaries, except for subsidiaries with total assets and operating revenue constituting less than 10% of the Company's non-consolidated total assets and operation revenue. Irrespective of the above test, if the combined operating revenues and total assets of all such non-consolidated subsidiaries exceed 30% of the Company's non-consolidated total assets and operating revenue, then each individual subsidiary with total assets or operating revenue greater than 3% of the Company's respective non-consolidated total assets and operating revenue are consolidated.

The consolidated financial statements of the Company and affiliates were prepared in accordance with the Company Law No. 369-2, R.O.C. FAS No. 7 "Consolidated Financial Statements" and "Rules Governing Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report.", and all inter-company in transactions have been eliminated.

2. Foreign currency transactions and translation

The Company and its consolidated affiliated enterprises maintain their accounts in New Taiwan dollars, while the accounts of President International Trade and Investment Corp. and Cayman President Holding Ltd. are maintained in US dollars. Foreign currency transactions are measured and recorded in their regular functional currencies using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

3. Forward exchange contracts

The foreign currency forward contracts for hedging purposes are translated into New Taiwan dollars using the spot rate at the inception of the contract. The difference between the forward rate and the spot rate is amortized over the life of the contract. The foreign currency amounts of outstanding contracts are also translated into New Taiwan dollars at the rate of the exchange prevailing at the balance sheet date. Exchange gains or losses are included in current net income. Gains and losses on forward contracts to hedge foreign currency commitments are deferred until the underlying transaction is recorded, unless deferral would in a loss at a later period.

4. Cash equivalent

Cash equivalent includes security bonds, bankers' acceptances and commercial papers with maturity date of less than three months.

5. Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

6. Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collectibility of receivables according to the aging of accounts receivable and other factors.

7. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average method except for livestock which is based on the average cost less allowance for decline in value.

Market value for raw materials, raw materials in transit and supplies is based on the replacement cost, and market value for work in process, livestock in process, finished goods, merchandise and by-products, is determined on the basis of lower of replacement cost or net realizable value. The allowance for decline in value of livestock is amortized over the actual breeding and production periods. A provision is made for obsolete and slow moving inventories and is charged against current net income.

The consolidated affiliated enterprises adopt the same accounting principle for inventories as the Company except for the following companies.

Subsidiaries	Accounting Principle
President International Trade and Investment Corp.	First-in, First-out
President Entertainment Corp.	First-in, First-out
Retail Support International Corp.	First-in, First-out
Cayman President Holding Ltd. (except for the subsidiary Uni-President (Vietnam) Co., Ltd.)	First-in, First-out
President Chain Store Corp.	Retail method

8. Long-term investments

Investments in which the Company owns at least 20% of the voting rights of the investee Company are accounted for using the equity method unless there is evidence that the Company is unable to exercise significant influence over the investee Company's operational decision. The excess of the acquisition cost over the Company's share of the investee company net book value on the date of acquisition is capitalized and amortized over a period of five years.

Long-term investments in which the Company owns less than 20% of the subsidiaries' voting rights of the investee company, and in which the Company has no ability to exercise significant influence, are stated at the lower of cost or market value investment in listed companies and at cost for unlisted companies. The market value of listed companies is determined using the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under the stockholders' equity. However, when it becomes clear that there has been a permanent impairment in value of the investment the chance of recovery is uncertain, the loss on decline in market value is recognized in the current period.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which are accounted for using the equity method, are recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

9. Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for their intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is provided using the straight-line method over the estimated economic useful lives of the assets, plus one year residual value, Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are: buildings 2-55 years, other assets 2-40 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets is recorded as other income or loss. Prior to December 31, 2001, the gain after income tax is transferred to capital reserve in the current year. After December 31, 2001, such gains are recorded in unappropriated earnings.

Idle fixed assets are stated at the lower of book value or net realizable value and are reported as other assets. The excess of book value over net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

10. Intangible assets

Trademarks are stated at cost and amortized on the straight-line basis over the estimated useful life of 10-20 years. Copyrights are stated at cost and amortized on the each estimated frequency of broadcasts. Land occupancy right is stated at cost and amortized

on the straight-line basis over the contract period of 50 years.

11. Deferred expenses

(1) The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rent paid quarterly based on unit-of-production is recorded as current expense.

(2) The payments of the transfer and cooperation of technology about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over a period of 15 - 20 years.

(3) The payment of the land for constructing about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over 20 years.

(4) Gold member cards and horsemanship club member cards are amortized over 20 years or usable year.

(5) Other deferred expenses are depreciated or amortized over a period of 2-10 years.

12. Retirement plan and cost

The Company and its consolidated subsidiaries, (except for President International Trade and Investment Corp. and Cayman President Holding Ltd.) have their respective non-contributory and funded defined benefit retirement plan covering all regular employees. Monthly contribution is deposited into the respective independently administrated retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

The subsidiary, President International Trade and Investment Corp. and Cayman President Holdings Ltd., have no retirement plan because it is primarily served by its parent company. Accordingly, it doesn't deposit contribution.

13. Treasury Stock

The costs of treasury stock (common) acquired by the parent company and its subsidiaries are accounted for are as follows :

(1) Acquisition: shares purchased are based on cost and shares donated are based on fair value.

(2) Disposal: the excess of the proceeds from disposal over the book value, using weighted average method, any excess is recorded as additional Capital Reserve - Treasury Stock; however, if the book value of the treasury stock is higher than the proceeds from disposal, the excess is first charged against the Capital Reserve - Treasury Stock account; any excess is charged against Retained Earnings.

(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the excess is first charged against the Capital Reserve-Treasury Stock accounts; and the remainder is charged against Retained Earnings; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the creditied is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the Company's stocks held by the subsidiaries as treasury stock.

14. Income tax

Provision for income tax includes differed tax resulting from temporary differences and income tax credits, The tax effect of taxable temporary differences is recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits are recorded as deferred tax assets, A valuation allowance for deferred tax assets is provided where it is more likely considered that the tax benefit will not realized. Deferred tax assets or liabilities are classified into current or non-current items in accordance with the nature of the balance sheet account or the period is realization expected. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credit", whereby investment tax credits from the purchase of machinery and equipment, research expenditure, training expenditure and investment in stock are recognized as income tax adjustment in the period the tax credit.

The 10% additional tax expense on undistributed earnings paid by the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.) is recognized as expenses of the firm the resolution for distribution and/or retention of savings is approved at the annual stockholders' meeting.

15. Assets exchange and services exchange

Adopted R.O.C FAS No.1,"G.A.A.P", when different fixed assets exchange, the assets exchanged in should be debited in market value and recognized exchanged gain or loss. According to related regulations. The nonmoney-assets exchange transactions, the transferred market value of exchanged nonmoney-asset should be compared with the similar assets which traded in cash, market value, independent price, the estimated market value and reasonable evidences of exchanged assets or obtained services. The acquirement of fixed assets, other assets or the labour service, if selling member cards to trader to refund portion of cost, should credit entrance fee income and guarantee deposits or customers' deposits according to the accounting processing program. The assets or services obtained should be debit assets or expenses as market value in accordance with specific characters.

16. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

17. Revenues, costs and expenses

1.Sales revenues are recognized when the earning process is completed and payment is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

2.Tung Ho Development Co., Ltd. accounted the interest revenues of member guarantee deposits adopted Accounting Research and Development Fundation (86) JI MI ZI No. 001. debit as interest expenses, credit as service revenues. Payment of guarantee deposits to driving range were accounted the cost in regular interest rate that debit as service cost, credit as interest revenues.

3.Tung Ho Development Co., Ltd. inputed the free lodging coupon in it's par value as accrued basis when the member-to-be entered adopted Accounting Research and Development Fundation (86) JI MI ZI No. 214. when the member use the coupons, it was treated as the increasment of service revenue; the coupons have not used and became overdue, it should be reversed as decreasement of accrued expenses or reclassified as revenues.

Note 3 CHANGE IN ACCOUNTING PRINCIPLE

1.Effective January 1, 2002, the Company changed the method of computing inventory costs from the first in-first method (FIFO) method to the weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. The net cumulative effect of this change in accounting principle amounted to $7,810 was included in net income for the year ended December 31, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the Company's stock held by the subsidiaries as treasury stock. As a result of this change in accounting principle, net income for the year ended December 31, 2002 decreased by $126,998.

Note 4 DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENTS

	December 31, 2002
Cash:	
Cash on hand	$ 254,593
Checking deposits	65,323
Demand deposits	2,423,962
Time deposits	311,075
	3,054,953
Cash equivalents:	
Commercial paper	25,066
	$ 3,080,019

2. SHORT-TERM INVESTMENTS

	December 31, 2002
Mutual funds	$ 3,170,193
Common stocks of listed companies	1,214,233
Convertible bonds	117,838
	4,502,264
Less: Valuation allowance	(299,675)
	$ 4,202,589

3. NOTES RECEIVABLE

	December 31, 2002
Notes receivable	$ 1,311,615
Less: Allowance for doubtful notes receivable	(86,590)
	$ 1,225,025

4. ACCOUNTS RECEIVABLE — THIRD PARTIES

	December 31, 2002
Accounts receivable	$ 3,049,849
Less: Allowance for doubtful accounts receivable	(259,272)
	$ 2,790,577

5. OTHER RECEIVABLES — THIRD PARTIES

	December 31, 2002
Other receivables	$ 1,176,693
Less: Allowance for doubtful other receivables	(29,660)
	$ 1,147,033

6. INVENTORIES

	December 31, 2002
Merchandise	$ 3,906,860
Merchandise in transit	1,418
Raw materials	2,147,022
Raw materials in transit	643,412
Supplies	525,981
Work in process	493,731
Livestock in process	12,495
Finished goods	1,853,710
Livestock	25,509
Less: Allowance for decline in value of livestock	(11,801)
By-products	892
	9,599,229
Less: Allowance for price decline and obsolescence in inventories	(291,282)
	$ 9,307,947

7. LONG-TERM INVESTMENTS

(1) Debit balance of long-term investments

Name of subsidiaries	December 31, 2002 Amount	Percentage owned
Accounted for under the equity method:		
President (BVI) International Investment Holdings Ltd. (Note)	$ 5,338,103	100.00
President Life Sciences Co. Ltd. (Note)	1,353,464	100.00
President Chain Store (BVI) Holdings Ltd. (Note)	1,289,342	100.00
Presicarre Corp.	4,165,475	30.50
Tonpal Optoelectronics Inc.	6,991,491	29.40
President Securities Corp.	4,231,403	28.96
Others (less than 2%) (Note)	13,665,839	20.00~100.00
	37,035,117	
Accounted for under the cost method：		
New Century Info-Comm. Co., Ltd.	4,224,000	9.85
Others (less than 2%)	6,467,642	0.01~19.00
	10,691,642	
	47,726,759	
Less: Allowance for excess of cost over market value of long-term investments	(45,472)	
	$ 47,681,287	

(2) Credit balance of long-term investments (classified as other liabilities–other)

Name of subsidiaries	December 31, 2002 Amount	Percentage owned
Accounted for under the equity method		
Cayman Ton Yi Industrial Holdings Ltd. (Note)	$ 715,950	100.00
Others (less than 10%) (Note)	122,948	20.00~100.00
	$ 838,898	

(Note) The subsidiaries did not meet the maximum criteria for consolidation(Refer to Notes 2.(1)).

(3)The long-term investment loss accounted for under the equity method was based on the audited financial statements of the subsidiaries was $691,227 in 2002.

(4)The perpetual loss of long term investments amounted to $81,676 in 2002 which was recognized under the cost method.

(5)As of December 31, 2002, President Securities Corp. purchased treasury stock (in thousand shares) as follows:

A. The changes in treasury stock in 2002.

	Beginning balance	Addition	Deduction	Ending balance
Employees ownership	14, 472	–	–	14, 472
Maintaining stockholders' equity	–	42, 978	(42, 978)	–
	14, 472	42, 978	(42, 978)	14, 472

B. According to the R.O.C. Securities Exchange Law, the total number of shares of treasury stock should not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock should not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002, the balance the cost of treasury stock purchased and then retired by President Securities Corp. amounted to $132,412. The Company's recognized the treasury stock cost was $38,607 based on the Company's equity ownership in President Securities Corp..

C. In accordance with the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

D. According to the R.O.C. Securities Exchange law, treasury stock acquired for maintaining the credit rating of the Company and shareholders' equity must be retired within six months of acquisition.

(6) As of December 31, 2002, Tonpal Optoelectronics Inc. purchased treasury stock (in thousand shares) as follows:

A. The changes in treasury stock in 2002.

Unit：In thousands of shares

Purpose of acquisition	Beginning balance	Addition	Deduction	Ending balance
Employees ownership	–	27, 038	(11, 144)	15, 894

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock may not exceed 5% of the total shares of common stock issued by the Company and the amount of treasury stock may not exceed the total amount of additional the paid-in capital, retained earnings and realized capital reserve. As of December 31, 2002, the balance of the cost of treasury stocks purchased and then sold to employees by Tonpal Optoelectronics Inc. amounted to $156,751. The Company recognized the treasury stock cost of $15,220, as of December 31, 2002 based on its equity ownership in Tonpal Optoelectronics Inc.

(7) As of December 31, 2002 E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stock of Eagle Cold Storage Enterprise Co. amounting to $34,698 (4,123,000 shares). In accordance with R.O.C. FAS NO. 30 "Accounting for Treasury Stock", Eagle Cold Storage Enterprise Co. treated the stock which was held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963, based on its equity ownership in Eagle Cold Storage Enterprise Co..

(8) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries of the Company owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 in NT dollars and $23.77 in NT dollars, per share, respectively. In accordance with R.O.C. FAS NO. 30 "Accounting for Treasury Stock", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 in NT dollars per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In 2002, Kai Yu Investment Co., Ltd. and President International Development Corp. sold the Company's common stock, at the average price of $13.36 in NT dollars and $13.51 in NT dollars per share, respectively. As of December 31, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., did not hold any of the Company's common stock.

8. PROPERTY, PLANT AND EQUIPMENT

(1)As of December 31, 2002, revaluation and accumulated depreciation of fixed asset are listed as follows:

	December 31,2002	
Assets	Revaluation	Accumulated depreciation
Land	$ 2, 979, 334	$ —
Buildings	138, 769	3, 750, 859
Machinery and equipment	61, 991	15, 112, 618
Electrical installations	8, 342	495, 903
Research equipment	—	57, 156
Transportation equipment	1, 178	463, 147
Furniture and fixtures	293	5, 701, 829
Pleasure equipment	—	94, 347
Leased property	—	97, 216
Leasehold improvements	—	1, 910, 215
Other equipment	26, 435	3, 634, 546
	$ 3, 216, 342	$ 31, 317, 836

(2)In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to the capital reserve was as $1,984,813. The balance of capital reserve-assets revaluation was $452,131 as of December 31, 2002.

(3)In the years 1974, 1980, 1985, and 1998, Ton Yi Industrial Corp., a subsidiary, revalued certain property, plant and equipment in accordance with regulations for the Revaluation of Assets in the Republic of China. The balance of capital reserve-assets revaluation was $302,830 as of December 31,2002.

(4)The balance of provision for land-value incremental tax on December 31, 2002 was $1,725,349.

(5)Interest expenses before capitalization for the year ended December 31, 2002 was $3,143,878. Interest capitalized totaled $358,020, with interest rates ranged 3.75%～5.90% in 2002.

(6)The country club of Tung Ho Development Corp. had closed because of the 921 earthquake in 1999 and reclassified to other assets, $70,030 because of expecting to dispose the land. Tung Ho Development Corp. purchased Da-Pu countryside of Jiayi amount 56 pieces of land from Tsai Xu Tang in 2000. After the resolution of the Board of Directors, the company expected to dispose of the land. However, the transaction of disposal had not completed. The company sold member cards to pay portion of land were $103,680 as membership fee which pay portion of land were $103,680 as membership fee which must be deferred to recognize while the land have been sold. (The deferred revenues should be classified the reduction). As of December 31, 2002, the book value of land was $176,320 (the total amount of contract $280,000 reduce deferred revenue $103,680).

(7)As of December 31, 2002, the Company has purchased land in the amount of $1,029,236 for expansion of plant facilities. The certain agriculture land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company obtained the land deeds and other ownership documents.

(8)Leased property

The terms of the major leased properties are summarized below:

A. Upon the expiration of the lease contract, the title of the leased properties accounted for under capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240,904	8.1997-7.2012 180 equal monthly installments
Buildings	13,536	1.1998-8.2005 92 equal monthly installments
Transportation equipment	4,830	5.2002-4.2007 60 equal monthly installments
	$ 259,270	

B. As of December 31, 2002, total amount of rental payments and their present value are listed as follows:

Year of maturity	Present value of rental payments	Total rental payments
2003	$ 32,578	$ 35,381
2004	30,347	36,012
2005	26,744	34,947
2006	22,840	32,659
2007	20,238	31,238
2008 and thereafter	68,932	141,847
	201,679	$ 312,084
Less: Liabilities under capital lease within one year	(32,578)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 169,101	

9. ASSETS HELD FOR LEASE

	Cost			Accumulated depreciation			
December 31, 2002	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 273,456	$ 215,383	$ 488,839	$ —	$ —	$ —	$ 488,839
Buildings	737,851	14,075	751,926	(213,582)	(12,616)	(226,198)	525,728
Machinery and equipment	18,802	—	18,802	(16,779)	—	(16,779)	2,023
Electrical installations	30,172	—	30,172	(22,160)	—	(22,160)	8,012
Furniture and fixtures	3,709	—	3,709	(2,785)	—	(2,785)	924
Other equipment	185,665	4,299	189,964	(121,613)	(4,297)	(125,910)	64,054
	$1,249,655	$ 233,757	$1,483,412	($ 376,919)	($ 16,913)	($ 393,832)	$ 1,089,580

(1) Rental revenues in 2002 was $101,635.

(2) The Company and its consolidated affiliated enterprises revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(8) PROPERTY, PLANT AND EQUIPMENT.

10. IDLE ASSETS

December 31, 2002	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 212,696	$ 35,284	$ 247,980	$ —	$ —	$ —	$ 247,980
Buildings	235,508	10,296	245,804	(168,218)	(10,168)	(178,386)	67,418
Machinery and equipment	912,743	1,175	913,918	(513,635)	(1,175)	(514,810)	399,108
Electrical installations	10,898	352	11,250	(10,645)	(352)	(10,997)	253
Furniture and fixtures	4,639	—	4,639	(4,536)	—	(4,536)	103
Other equipment	89,733	4,366	94,099	(75,096)	(4,366)	(79,462)	14,637
	$1,466,217	$ 51,473	$1,517,690	($ 772,130)	($ 16,061)	($ 788,191)	729,499
Less: Allowance for valuation loss							(5,450)
							$ 724,049

(1) The Company and its consolidated affiliated enterprises revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(8). PROPERTY, PLANT AND EQUIPMENT.

(2) Nanlien International Corp. has obtained the title for the land with cost of $84,842. However, certain buildings on the land were acquired through auction, accordingly Nanlien International Corp. has not been able to use the land as of the reporting date. Nanlien International Corp. has filed a suit to remove the buildings on the land. But Nanlien international Corp. has lawsuitted by rules. It's sure that Nanlien International Corp. can claim $189 of rental income after second judgement. Nanlien International Corp. has applicated lawsuit because claim amount of judgement is too less. It has not estimated the rental income based on conservative principle.

11. INTANGIBLE ASSETS AND DEFERRED EXPENSES
(Deferred pension cost excluded)

	2002
Beginning balance	$ 1,868,805
Additions	896,016
Decreases	(619)
Amortization and depreciation	(283,563)
Ending balance	$ 2,480,639

(1)The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over twelve years, the estimated economic lives of the packing machines. Additional quarterly rental payments and was payments based on units-of-production are charged as expense is current periods.

(2)The decreases during the period represents discount of computer software.

12. LONG-TERM RECEIVABLES

	December 31, 2002
Long - term notes receivable	$ 5,135
Long - term accounts receivable	675,589
Employee car loans	21,299
Less: Allowance for doubtful accounts	(8,416)
	$ 693,607

13. SHORT-TERM LOANS

	December 31, 2002	Collateral or Security
Unsecured bank loans	$ 12,756,070	–
Secured bank loans	947,000	Short-term investments, commercial paper certificate of deposit -restricted, land, buildings and machinery and equipment
	$ 13,703,070	
Range of interest rates	0.50%～5.04%	

14. COMMERCIAL PAPER PAYABLE

		December 31, 2002	Collateral or security
Commercial paper payable	$	5, 076, 600	Short – term investments, commercial paper, long – term investment, land and buildings
Less: Prepaid interest	(	17, 842)	
	$	5, 058, 758	
Range of interest rates		1. 31%～5. 50%	

15. BONDS PAYABLE

		December 31, 2002
Secured bonds payable	$	1, 700, 000
Less: Current portion of bonds payable	(	500, 000)
	$	1, 200, 000

(1) President Chain Store Corp., issued five-year secured domestic bonds amounting to $700,000 on January 16, 2002. The interests of bonds are repayable in installments every year on the coupon rate of 2.80%. The bonds is repayable on the maturity day.

(2) On July 14 and July 27, 1999, Ton-Yi Industrial Corp. issued three-year, four-year and five year secured domestic bonds totaling $1,200,000 and $300,000, respectively, and coupon rates of 5.85% through 6.14% and 5.85% through 6.2%, respectively. The three-year bonds, four-year bonds and five-year bonds are repayable upon the maturity of the bonds. The interest expenses are payable annually. As of December 31, 2002, the current portion of bonds payable are $500,000.

16. LONG-TERM LOANS

	December 31, 2002	Collateral or security
Unsecured bank loan (Note)	$ 27, 367, 571	—
Secured bank loan	17, 663, 294	Short-term investment, long-term investment, land, building, machinery and equipment, furniture and fixtures, other equipment, construction in progress and other assets
Note issuance facilities	5, 409, 190	Long-term investment, land and building
	50, 440, 055	
Less: Prepaid interest	(25, 514)	
Current portion of long-term loans	(7, 773, 106)	
	$ 42, 641, 435	
Range of maturity dates	02. 12. 2003～03. 15. 2010	
Range of interest rates	0%～7. 10%	

Note: Including interest-free loans $154,230 that Mech-President Corp., borrowed from Chinese Petroleum Corporation in accordance with the contract.

17. RETIREMENT PLAN

(1) In accordance with the retirement plan of the Company, and its consolidated subsidiaries (except for President International Trade and Investment Corp. and Cayman President Holding Ltd.), an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) has rendered more than 25 years of service, or (iii) has reached the age of 60, or (iv) is incapacitated and unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement.

(2) The contributions to the independent retirement trust fund were $111,650 for 2002. As of December 31 2002, the retirement fund balance with the Central Trust of China was $1,851,215.

(3) The net periodic pension cost, of the Company and its consolidated subsidiaries (except for President International Trade and Investment Corp., Cayman President Holding Ltd. Uni-President dream Parks Corp., President Pharmaceutical Corp., President Coffee Corp., and Tong-Jeng Development Corp.) for the period ended December 31, 2002 are as follows:

	2002
Service cost	$ 212, 315
Interest cost	181, 211
Expected return on plan assets	16, 539
Amortization of the obligation at transition	(88, 930)
Amortization of the unrecognized prior service cost	23, 262
Amortization of unrecognized plan assets losses	32, 072
Net periodic pension cost	$ 376, 469

(4) The Company and its consolidated subsidiaries (except for President International Trade and Investment Corp. Cayman President Holding Ltd., Uni-President Dream Parks Corp., President Pharmaceutical Corp., President Coffee Corp. and Tong-Jeng Development Corp.,) adopted FAS No. 18 "Accounting for Pension Plan" of the R.O.C. The assumptions used to measure the funded status of the various retirement plans are as follows:

	2002
Discount rate	3. 75%~4. 00%
Rate of increase in compensation levels	2. 00%~4. 00%
Expected return on plan assets	2. 50%~3. 75%

(5) The funded status of the plans for 2002 was as follows: (Note)

2002	
Benefit obligation:	
Vested benefit obligation	($ 1,199,045)
Non-vested benefit obligation	(2,249,700)
Accumulated benefit obligation	(3,448,745)
Additional benefit based on future salaries	(1,232,937)
Projected benefit obligation	(4,681,682)
Plan assets at fair value	2,289,376
Plan funded status	(2,392,306)
Unrecognized prior service cost	233,370
Unrecognized net transition obligation	175,378
Unrealized plan asset loss	1,011,086
Additional liability	(101,560)
Accrued pension cost	($ 1,074,032)
Minimum liability	($ 1,187,047)
Vested benefit	$ 1,452,814

Note: The Company's consolidated subsidiaries funded status of the plan for 2002 was measured on December 31, 2002, except for the parent Company and Retail Support International Corp. which was measured on November 30, 2002.

18. GUARANTEE DEPOSITS

	December 31, 2002
Member deposits	$ 1,726,888
Contributions deposits	92,995
Other	1,075,189
	$ 2,895,072

(1) Security deposits for membership were paid according to the contract when the member joins the club; interests earned from contribution deposits were used to offset the annual fee and monthly fee.

(2) Unpaid interest expenses of membership deposits and contributions deposits were $133,417 in 2002. calculated using Accounting Research and Development Fundation (86) Ji Mi Zi No.214.

19. COMMON STOCK

(1) The Company retired 5,671,000 shares of treasury stock on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stocks, the total paid-in capital was $33,419,862, consisted of 3,341,986,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital amounted to $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

20. CAPITAL RESERVE

(1) According to the R.O.C. Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

21. RETAINED EARNINGS

(1) According to the ROC Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the R.O.C. Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, 50% to 100% of the accumulated unappropriated retained earnings is appropriated as stockholders' dividends 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of April 2, 2003, the Company has not yet held the board of directors meeting to discuss the proposal for distribution of the earnings for fiscal year 2002. The related information will be available from the Market Observation Post System website of Taiwan Stock Exchange Corporation once the resolution is approved by the board of directors and shareholders. The information on the distribution of 2001 earnings in accordance with the resolution adopted by the Board of Director and approved in the stockholders' meetings is as follows:

		Approved in the stockholders' meeting
A.Distribution:		
(i) Employees' cash bonuses	$	164,337
(ii) Employees' stock bonuses		—
(iii) Directors' and supervisors' remuneration		54,779
B.Information about earnings per share (in dollars)		
(i) Original EPS (Note 1)		0.90
(ii) Imputed EPS (Note 2)		0.84

(Note 1) The original EPS was not retroactively adjusted in accordance with the issuance of capitalization of earnings and employees' bonuses.

(Note 2) Imputed EPS = (net income – employees' bonuses – Directors' and supervisors' remuneration)/weighted average number of shares outstanding for 2001.

(4) As of December 31, 2002, the balance of unappropriated earnings was as follows:

		2002
(A) Unappropriated earnings before 1997	$	157,057
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance		1,508,760
B: 10% income tax paid balance		160,141
	$	1,825,958

(5) As of December 31, 2002, the imputation tax credit account balance amounted to $740. The Company distributed 2001 net income as dividends in accordance with the resolution adopted at the stockholders' meeting on June 28, 2002, and the date of dividends distribution was August 23, 2002: The tax credit ratio was 19.08%. As of December 31, 2002, the estimated tax credit ratio was 0.04%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual tax credit ratio for the distribution of 2002 net income will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(6) According to ROC SFC Ruling, the debit balance of $476,506 of stockholders' equity as of December 31, 2002, should be appropriated as special earnings reserve and not be distributed.

22. TREASURY STOCK

The changes in treasury stock purchased by the Company in 2002 was as follows:

Unit : In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining credit of the Company and stockholders' equity	5,671	17,859	(5,671)	17,859

(A) According to the R.O.C. Securities Exchange Law, the percentage of the number of shares of treasury stock shall not exceed 10% of the total shares of common stocks issued by the Company and the total amount of treasury stock shall not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of December 31, 2002, the balance of the cost of treasury stock purchased and then retired amounted to $178,004.

(B) According to the R.O.C. Securities Exchange Law, treasury stock cannot be pledged and bears no shareholders' rights before the stock is reissued.

(C) According to the R.O.C. Securities Exchange Law, the treasury stock acquired for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

23.DEFERRED INCOME TAX AND INCOME TAX EXPENSE

(1) Adjustments for corporate income tax expense and income tax payable (income tax refund) are as follows:

	2002
Corporate income tax expense before cumulative effect of changes in accounting principle	$ 473,539
10% additional income tax on unappropriated earnings	373,808
	847,347
Income tax dut to cumulative effect of changes in accounting principle	(2,603)
Corporate income tax expense	844,744
Net change amount for deferred income tax liabilities	22,395
Income tax on separately taxed income	(2,418)
Under provision of prior years' income taxes	(1,981)
Prepaid and income taxes withheld	(436,404)
Net income tax payable	$ 426,336

(Note):Income tax payable	$ 426,772
Income tax refund	(436)
Net income tax payable	$ 426,336

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards tax credit and investment tax credits were as follows:

	December 31, 2002	
	Amount	Tax effect
CURRENT ITEMS:		
Temporary differences		
Bad debt expenses	$ 219, 522	$ 54, 881
Unrealized inventory decline and obsolescence loss	240, 000	60, 000
Expenses (revenues) carried forward	(142, 896)	(35, 724)
Unrealized gain or loss on foreign currency transaction	117, 091	29, 273
Pension cost	67, 081	16, 770
Other	20, 214	5, 054
Loss carryforwards	770, 189	192, 548
Investment tax credits	—	204, 833
Valuation allowance	—	(155, 010)
		$ 372, 625
NON-CURRENT ITEMS:		
Temporary differences		
Expenses (revenues) carried forward	($ 176, 696)	($ 44, 174)
Depreciation expenses	(2, 362, 240)	(590, 560)
Investment income or loss	1, 727, 975	431, 994
Pension cost	299, 564	74, 891
Other	3, 639	910
Loss carryforwards	1, 622, 552	405, 638
Investment tax credits	—	155, 399
Valuation allowance	—	(268, 697)
		$ 165, 401

(3) As of December 31, 2002, the balance of unused credits from loss carryforwards was to $598,186, which will expire between 2003 and 2007.

(4) As of December 31, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure and expenditure on the development of international trademark were $360,232, and will expire between 2003 and 2005.

(5) The Company's income tax returns for the years through 1999 have been assessed by the Tax Authority. As of April 2, 2003, there were no disputes between the Company and the Tax Authority.

24. BASIC EARNINGS PER COMMON SHARE (EPS)

	2002				
	Amount		Weighted average number of shares outstanding during the	EPS (in dollars)	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$3, 525, 431	$ 1, 508, 760	$ 3, 374, 846	$ 1.04	$ 0.45

25. FOREIGN EXCHANGE REMITTANCE RIGHT

The foreign shareholders of Retail Support International Corp. can remit dividends after paying the relevant tax and the original investments.

Note 5. RELATED-PARTY TRANSACTIONS

1. Related parties and their relationship with the Company

Name of Related Parties	Relationship with the Company
President Nisshin Corp.	Subsidiary accounted under the equity method
President Kikkoman, Inc.	Subsidiary accounted under the equity method
TTET Union Corp.	Subsidiary accounted under the equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted under the equity method
President Information Corp.	Subsidiary accounted under the equity method
Prince Housing Development Corp.	The Company represented on board of directors of Prince Housing Development Corp.
Gao Qing Yuan	Vice-president
RFM President Land Corporation	A subsidiary of Cayman President Holding Ltd. (accounted under the equity method)
Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted under the equity method)
Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted under the equity method)
Nella Limited.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tong Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Tung-Tse Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Lien Lu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
Shi Hua Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted under the equity method)
G-Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Shou Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)

Name of Related Parties	Relationship with the Company
Tong Cheng Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Yu Investment Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Tong Li Development Corp.	A subsidiary of President International Development Corp. (accounted under the equity method)
Starbucks Coffee International, Inc.	A director of the subsidiary President Coffee Corp.
Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted under the equity method)
President Chain Stort (BVI) Holdings Ltd.	A subsidiary of President Chain Store Corp. (accounted under the equity method)
President Engineering Technology Corp.	A subsidiary of President Chain Store Corp. (accounted under the equity method)
Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted under the equity method)
Toyota-Tsusho Corp.	A director of Ton Yi Industrial Corp.
Shanghai President Machine Co., Ltd.	A subsidiary of Mech-President Co., (accounted under the equity method)
President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted under the equity method)
Retail Support Taiwan Corp.	A subsidiary of Retail Support International Corp. (accounted under the equity method)

2. Transactions with related parties:

(1) Purchases

		2002
Toyota-Tsusho Corp.	$	2, 867, 407
Other (less than 10%)		6, 710, 557
	$	9, 577, 964

The terms of purchases and payments of the Company (due within one month) for the related parties were the same as for regular suppliers except for the following companies:

a. TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.

b. President Nisshin Corp. pays its account within 15 days.

The purchase terms of the subsidiaries from the related parties were the same as for other clients, except for the followings;
All President Chain Store Corp's purchases from the related parties are at regular prices, except for Wisdom Distribution Service Corp. In addition, the terms for volume discounts and delivery subsidies are the same as other suppliers. All payment terms for related parties are at regular terms. The terms and conditions for purchases and delivery from Retail Support Taiwan Corp., and Wisdom Distribution Service Corp. were based on the contract. Under the agreement, all the merchandises and retail items except tax-free goods, purchased by the subsidiaries are delivered. The costs for goods purchased are based on cost plus basis.

Except for Toyota-Tsusho Corp., the purchase terms of Ton Yi Industrial Corp. from the related parties were the same as for other clients. The terms and conditions for purchase from Toyota-Tsusho Corp., were 180 days of letters of credit.

(2) Sales

	2002
Tung Ang Enterprises Corp.	$ 5,165,907
Cayman Ton Yi Industrial Holdings Ltd.	3,439,198
Other (less than 10%)	14,676,297
	$ 23,281,402

a. The terms of collection period for the year ended December 31, 2002 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sales for foodstuff and animal feed product and 10-15 days after sales of soybean products, except that the collection period is two months for sales to the corporations of outlet channels one month for sales to the corporations that operate both in outlet channels and traditional channels two weeks for sales to the corporations of traditional channels 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month； Tung Ang Enterprises Corp. closes it's accounts with 10 days after month end and remits in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days from the end of each month; President Chain Store Corp. closes it's accounts 30 days from the end of each month. Except for the collection periods mentioned above, other terms of sales were the same to related and third parties.

b. The sales terms of the subsidiaries from the related parties were the same as for other clients, except for the followings:

(i)The sales terms of Uni-President Dream Parks Corp. were identical for all clients except the collection period for Tung Ang Enterprise Corp. is 40-50 days after previous months.

(ii)The sales terms of Nanlien International Corp. were identical all clients except the collection period for Lien Lu Enterprise Corp. within 90 days after previous months.

(iii)President Entertainment Corp. sales to related parties must be priced 5% higher than cost, the payments must be made within 30 days after sales.

(iv)The sales terms of Ton Yi Industrial Corp. made to related parties were identical for all customers except for the regular 43 days collection period to subsidiaries in China.

(3) Purchase of long-term investment

	2002
President Chain Store (BVI) Holdings Ltd.	$ 135, 642

President Chain Store Corp. purchased 2,400,000 shares of common stocks of Digital United Inc. at negotiated price .

(4) Sale of investments

	2002		
	Selling price	Book value	Gain(Loss)
Tong Yu Investment Corp.	$ 259, 875	$ 260, 655	($ 780)
Tong Shou Investment Corp.	139, 814	139, 814	—
Tong Cheng Investment Corp.	111, 300	111, 300	—
Shi Hua Enterprises Corp.	22, 746	22, 117	629
	$ 533, 735	$ 533, 886	($ 151)

(A)Nanlien International Corp. sold 2,200,000 shares of Chi Fu Enterprises Corp. to Shi-Hua Enterprises Corp at negotiated price in 2002.

(B)President International Development Corp. sold 10,000,000 shares of Topal Optoelectornics Inc.; 735,000 shares of Emerging Display Technologies; 1,100,000 shares of south Epitaxy Corp.; to Tong Shou Investment Corp. in 2002; sold 22,500,000 and 10,000,000 shares of Topal Optoelectornic Inc. to Tong Yu Investment Corp. and Tong Cheng Investment, respectively, at negotiated price in 2002.

(5) Purchases of property, plant and equipment

	Items	2002
President Information Corp.	Funiture and fixtures and other equipment	$ 206, 079
Nella Limited	Buildings, machinery and equipment and electrical installations etc.	205, 114
Other (less than 10%)	Transportation equipment, furniture and fixtures and other equipment	66, 300
		$ 477, 493

The Company and its consolidated affiliated enterprises purchased certain fixed assets from other related parties at negotiated prices.

(6) Rental income

	Rent collection frequency	2002
Uni-President Vender Corp.	Monthly	$ 201, 413
Other (less than 10%)	Monthly	87, 288
		$ 288, 701

Rents are charged based on the existing lease agreements at negotiated prices.

(7) Interest income：Please see Note 5(3) Financing Section.

(8) Other income

Management and technical consultancy fees:

	2002
Ztong Yee Industrial Co., Ltd.	$ 25, 200
Tun Ang Enterprises Corp.	20, 469
Other (less than 10%)	155, 312
	200, 981
Other income:	
Tung Yu Enterprises Corp.	43, 626
Tun Hsiug Enterprises Corp.	40, 454
Other (less than 10%)	180, 615
	264, 695
	$ 465, 676

(9) Processing expenses

	2002
TTET Union Corp.	$ 133,355

(10) Management and freight expenses

	2002
Retail Support Taiwan Corp.	$ 154,864
Other (less than 10%)	96,330
	$ 251,194

(11) Other expenses

	2002
President Engineering Technology Corp.	$ 399,780
President Information Corp.	346,763
President Logistics International Corp.	259,544
Other (less than 10%)	1,000,733
	$ 2,006,820

(12) Notes receivable

	December 31, 2002
Tung-Tse Enterprises Corp.	$ 17,369
Other (less than 10%)	19,417
	$ 36,786

(13) Accounts receivable

	December 31, 2002
Tung Ang Enterprises Corp.	$ 459,729
Other (less than 10%)	2,686,488
	$ 3,146,217

(14) Other receivables

		December 31, 2002
G-Advance Semiconductor Technology Corp.	$	254, 767
Prospect Top Development Ltd.		254, 200
Other (less than 10%)		190, 616
	$	699, 583

(15) Notes payable

		December 31, 2002
Wisdom Distribution Service Corp.	$	198, 842
Other (less than 10%)		352, 861
	$	551, 703

(16) Accounts payable

		December 31, 2002
Wisdom Distribution Service Corp.	$	237, 480
President Kikkoman Inc.		63, 671
TTET Union Corp.		56, 639
Other (less than 10%)		158, 582
	$	516, 372

(17) Accrued expenses

		December 31, 2002
President Information Corp.	$	157, 462
Other (less than 10%)		322, 917
	$	480, 379

3. Financings

The financing transactions between the Company and its consolidated affiliated enterprises with other related parties are as follows:

Loans receivables from related parties

	2002				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	02.01.02	$ 254,200	$ 254,200	—	$ —
RFM President Land Corporation	02.12.31	29,781	29,781	7.00%	1,972
Kai Yu Investment (BVI) Co., Ltd.	02.12.30	2,776	2,776	—	
Cayman Ton Yi Industrial Holdings Ltd.	01.06.01	1,063,925	—	—	—
Shanghai President Machine Co., Ltd.	02.11.21	33,118	—	—	—
			$ 286,757		$ 1,972

4. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

		December 31, 2002
Cayman Ton Yi Industrial Holdings Ltd.	$	5, 348, 168
Kai Yu Investment (BVI) Co., Ltd.		2, 211, 482
Other (less than 10%)		8, 520, 191
	$	16, 079, 841

(2) As of December 31, 2002, the commercial paper payable of President Entertainment Corp. $50,000 was pledged by Gao Qing Yuan.

(3) As of December 31, 2002, Tong Cheng Investment Corp. and Tong Yu Investment Corp. provided Tonpal Optoelectronics Incs'common stocks amount $342,300(30,000,000 shares) as the guarantee for short-term loans.

(4) On August 24, 1998, the Company and seven companies (including the President International Development Corp., President Chain Store Corp. and Prince Housing Development Corporation) purchased a parcel of land (located in Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defense. The Company, President International Development Corp. and President Chain Store Corp. shared 30% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company, President International Development Corp. and President Chain Store Corp. will contribute 30% of the capital in cash and share the obligations and rights with the same percentage.

(5) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

A The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligations to Southland Corporation due under the Contract.

B Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

C The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2002, the minimal ownership was revised to 40%.

(6) Ton Yi Industrial Corp. ensured Cayman Ton Yi Industrial Holding Ltd. signed a syndicated loan with several banks in Taiwan. During the period of syndicated loan, Ton Yi Industrial ought to maintain a debt ratio below 200% an interest coverage ratio above 200%, the tangible assets reduced liabilities above $120,000,000 and the ratio of liabilities and of liabilities and amount of guarantee to tangible assets below 260%.

(7) President Coffee Corp. signed a contract with Starbucks Corp. to operate Starbucks coffee shops. According to the contract President Coffee should pay technical remuneration. The terms of calculation and payment status are following: President Coffee Corp. pays technical remuneration monthly in accordance to a fixed portion of every shop's total monthly sales. If the number of shops reach 100 shops, the technical remuneration will be reduced by 0.5%; The payment of technical remuneration in 2002 was $117,378 which was classified as operation expenses. The accured technical remuneration at end of the year was $12,395 which was classified as accured expenses.

(8) Tong-Jeng Development Corp. signed 「the contract note of President's shopping mall in Kaohsiung」with Tung Li Develpoment Corp. According the to contract, payments include service fee for integration planning of $88,000. Moreover, payments for implementation of construction, management and preparatory works must be calculated as stated in the (300 every month, paid 13 months in one year), The company debited construction in progress which managing fees and operating fees of shopping mall. As December 31, 2002, accumulated payments were $69,340.

Note 6. PLEDGED ASSETS

As of December 31, 2002, the pledged assets were as follows:

	Purpose of collateral	December 31, 2002
Short-term investments (including treasure stocks)	Short-term loans 、 commercial papers payable and long-term loans	$ 866, 676
Certificate of deposit-restricted and commercial paper	Short-term loans and commercial papers payable	142, 160
Long-term investments	Commercial papers payable and long- term loans	7, 680, 989
Land	Short-term loans, commercial papers payable and long-term loans	9, 327, 374
Buildings-net	Short-term loans, commercial papers payable and long-term loans	1, 913, 720
Machinery and equipment-net	Short-term loans and long-term loans	17, 353, 564
Furnitures and fixtures-net	Long-term loans	40, 757
Other equipment-net	Long-term loans	74, 827
Construction in progress	Long-term loans	13, 315
Other assets-other	Long-term loans	807, 650
Guaranteed deposit	Performance guarantess	104, 680
		$ 38, 325, 712

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

(1) The remaining balance due for construction in progress and advances to suppliers are as follows:

	December 31, 2002
Construction in progress	$ 1,059,194
Advances to suppliers	570,193
	$ 1,629,387

(2) As of December 31, 2002, total letters of credit opened and unused were $1,803,475.

(3) In November 1999, the Company borrowed $800,000 from China Development Industrial Bank. under a 3-year term loan agreement from November 15, 1999 to November 15, 2003. In December 2001 the repayment terms of the loan agreement was revised from November 15, 2002 to November 15, 2004 (However, the credit period is from March 25, 2002 to March 25, 2005.) Under the terms of the loan agreement the Company agrees:

(A) To maintain a current ratio above 70%.

(B) To maintain a debit ratio below 150%.

(C) To ensure that, if the ratios mentioned above do not meet the requirements, the Company will improve then within six months.

(4) In August 2001, the Company signed a $4,200,000 5-year syndicated credit facility agreement from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement, the Company agrees that:

(A)The current ratio shall be above 70%.

(B)The debt ratio shall be below 100%.

(C)The ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(D)Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall require written consent in writing from bank syndication.

(5) In June 2001, the Company signed a $6,000,000 5-year syndicated credit facility agreement including Note issuance facilities and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(A)The current ratio shall be above 80%.

(B)The debt ratio shall be below 100% from 2000, retroactively.

(C)If the ratios mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.

(D)To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be communicated to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

(6) In September 2002, the Company signed a $6,000,000 5-year syndicated credit facility agreement, including Note issuance facilities and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Standard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：

(A)The year-end audited consolidated tangible stockholder's equity shall not be less than $30,000,000.

(B)The debt to ratio computed from the year-end non-consolidated audited financial statements shall not be above 150%.

(C)The interest coverage ratio computed from the year-end non-consolidated audited financial statements shall not be below 200%.

(D)The current ratio computed from the year-end non-consolidated audited financial statements shall not be below 80%.

(7) As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs have the same rights and responsibilities as holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(A) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(B) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(C) Dividends

The holders of the GDSs have the same rights to receive dividends as holders of registered common shares.

(8) As of December 31, 2002, banks have provided guarantee to the subsidiary Nanlien International Corp. in the amount of $63,000 for the import of goods, lease of warehouse and accounting of customs duty.

(9) President Entertainment Corp. made a noncommunity hillside cooperative development contract with National Property Bureau on January and August in 1999. The National Property Bureau agreed to develop the hillside with President entitled Entertainment Corp. and charged guarantee fund amount of $35,071. This act entitled President Entertainment Corp. the certificates. President Entertainment Corp. redeemed the guarantee with $33,932 at time of deposit. The certificates only provided the approval of hillside cooperative development for one year and then could extend upon approval President Entertainment Corp. could request the agreement of setting or development and purchase the land which under the approval range in three months. If President Entertainment Corp. doesn't purchase the land, the National Property Bureau would charge 1% of guarantee fund as forfeit each month. If President Entertainment Corp. damages the original appearance of land or uses the land illegal, the National Property Bureau would charge 25% of public price of the land as compensations.

(10) President Entertainment Corp made a noncommunity hillside cooperative development contract with National Property Bureau on July in 2001. The National Property Bureau agree to develop the hillside with President Entertainment Corp. The company set time deposit amounted to $63,055 as guarantee fund and paid to National Property Bureau. The National Property Burean gave President Entertainment Corp. the certificates after receiving the guarantee fund on August 3, 2001. The certificates only provided the approval of hillside cooperative development for one year and then extend upon approval. President Entertainment Corp. could request permits for establishment or development and purchase the land which under the approval range in three months. If President Entertainment Corp. doesn't purchase the land, the National Property Bureau would charge 1% of guarantee fund as forfeit each month. If President Entertainment Corp. destroy the original appearance of land or uses the land illegally, the National Property Bureau would charge 25% of public price of the land as damages.

(11) President International Development Corp. signed a content medium – term loan and issuance of commercial papers with twelve financial institutions (including Taiwan Industry Bank Corp.). The terms of the content are as follows:

(A) Period: medium-term loan is 5 years and commercial paper is 3 years.

(B) Limit and usage: total limit is $3,000,000, including $2,000,000 of medium-term loan and $1,000,000 of commercial papers. The facility for commercial papers are revolving.

(C) Commitment fee: annual commitment fee is charged as 0.25% of the facility unused.

(D) Commercial paper guarantee fee: annual fee of 0.75% is charged on amount issued.

(E) Collateral: the Company shall provide stocks for collaterals.

(F) Commitments: the Company's debit ratio shall not is excess of 110% and the tangible net worth shall not be less than $12,500,000 within the contract.

(12) President Coffee Corp. has signed the rental agreements with non-related parties to rent store spaces with lease period from 7 to 10 years. As of December 31, 2002, PCC has prepaid rent and guaranteed deposits in the amount of $71,880 and $41,236, respectively.

Summary of the estimated annual rental expenses of PCC is as follows:

Year	Total rental expenses
2003	$ 354, 423
2004	354, 403
2005	341, 706
2006	289, 423
2007 and thereafter	400, 934
	$ 1, 740, 889

(13) President Chain Store Corp. has signed the rental agreements with non-related parties to rent store spaces with lease periods ranging from 3 to 12 years. As of December 31, 2002, PCSC has prepaid rent and guaranteed deposits in the amount of $546,945 and $673,171, respectively.

Summary of the estimated annual rental expenses of PCSC is as follows:

Year		Total rental expenses
2003	$	3, 572, 018
2004		3, 476, 698
2005		3, 125, 347
2006		2, 667, 999
2007 and thereafter		6, 463, 852
	$	19, 305, 914

(14) To construct the Tinplate Plant and Tin Mill Black Plate Plant, Ton Yi Industrial Corp. has signed land lease contract with Taiwan Sugar Corp. The term of contract covers the period from July 1, 1993, to March 9, 2048, and the annual rental payments is based on 10% of the annual assessed value of the land. Royalty payments for the land lease is paid 2 to 4 times of rental expenses for the current year on a 20 year basis, and is amortized over a period of 20 years. As December 31, 2002, the balance of royalty payments is $26,931.

(15) To avoid any exchange gain or loss caused in Yen for the purchase of machines from a Japanese corporation, Ton Yi Industrial Corp. has signed a contract with the Japanese corporation in October, 1998 to limit the range exchange rate between 0.2250 to 0.2570 per NT$. Any exchange gain or loss should be absolved by the Japanese corporation. As of December 31, 2002, the Company has long-term receivables of $668,028 from the Japanese corporation for the exchange loss

(16) Tung Ho Development Co., Ltd signed a contract with correspondent bank, acting for associators to transact consumption loan for bank to pay signup fees and securities deposits. Promises were made in that if associators could not pay the debts, the company would redeem the associator's certificates of pledge from bank. As of December 31, 2002. Tung Ho Development Co., Ltd. acted for associators to transact loans of the signup fees and security deposits in the amount of $38,330 and $310,263.

(17) As of December 31, 2002, Tung Ho Development Co., Ltd. rented retail spaces, offices and parking gardens etc.

Summary of the estimated annual rental expenses of Tung Ho Development Co., is as follows:

Year	Total rental expenses
2003	$ 42,539
2004	41,183
2005	40,812
2006	39,995
2007 and thereafter	198,689
	$ 363,218

(18) Tung Ho Development Co., Ltd. rented Building for operating urban club from Yuan Kang Enterprises Corp. in June 5,2000. Yuan Kang Enterprise Corp. will grant rent deposit of Building or rental of building about 11 years (October 1, 2001 to August 31, 2012) to Jin-xiong Xie.
The company proceeded lawsuit which rental of contract of tenancy with Jin-xiong Xie. Both side reached an agreement and signed a paction in March, 27, 2002. Agreeing to deduct agency payment, sealing up building on government orders or penalty clause of dummy seizure etc in the amount of 16,864, equivalent to rentals for eight months, Jin-xiong Xie was illegiable to request the company for rentals of eight months (October, 2001 to May, 2002), Jin-xiong Xie agreed to collect the rentals in June, 1, 2002 and indemnifying the penalty clause from March, 16, 2002 to May, 31, 2002. From June to December deducting 10% from the rentals. According to the agreement, due to the building not unsealed by March 31, 2003 by legal authority, the company will deduct 10% of penalty clause from the rentals every month up from April, 2003.

(19) As of December 31, 2002, Mech-President Corp., has signed the rental agreements to rent filling station, the agreements are as follows:

Payment period	Method of payment	Amount	Discount rate (Note)	NRV
2003~2007	Monthly	$ 1,250,239	4.56%	$ 1,098,213
2008~2012	Monthly	630,016	4.56%	452,984
2013~2017	Monthly	130,432	4.56%	74,550
2018~2022	Monthly	28,875	4.56%	13,069
		$ 2,039,562		$ 1,638,816

Note: The discount rate are estimated approximately by long-term loans rate within 2002.

(20) As of December 31, 2002, Mech-President Co. notes payable amounting to $114,630 for engineering guaranteed.

(21) As of December 31, 2002, Retail Support International Corp. provided the guarantee $250,000 for purchasing the calling cards 、cigarettes and liquor.

(22) Retail Support International Corp. signed the contract of tenancy.

Summary of the estimated annual rental expenses of RSIC is as follows:

Year	Total rental expenses
2003	$ 110, 236
2004	108, 976
2005	108, 976
2006	107, 936
2007	82, 469
2008 and thereafter	305, 159
	$ 823, 752

Note 8. SIGNIFICANT NATURAL DISASTER LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT:

As approved by the meeting of the Board of Directors on November 28, 2002, the Company issued five-year secured domestic bonds for repaying the bank loan and decreasing the cost of interest. The issue of five-year secured domestic bonds has been approved by SFC on January 8, 2003, and bonds were sold on January 28, 2003. The significant terms of the bonds were as follows:

(A) Total issued amount:

The Company issued five-year secured domestic bonds totaling $1,800,000, including $500,000 of A bonds, $300,000 of B bonds, $200,000 of C bonds and each with $400,000 of D and E bonds.

(B) Issued price: Each with face value of $1,000.

(C) Coupon rate:

The five-year secured domestic bonds can be divided into five kinds of bonds, A,B,C,D and E.(Note) And the coupon rate of A, B and D bonds is 3.95% less the floating interest rate. The coupon rate of C and E bonds is 3.951% less the floating rate each.

(D) The term of interest repayment:

The interest of bonds are repayable in installments every six months from January 28, 2003 with coupon rate.

(E) The term of repayment:

The A bonds are repayable starting January 2006 to January 2008 in three yearly installments at the rate of 30%, 30% and 40%. The B,C,D, and E bonds are repayable on January 28, 2008 upon the maturity of the bonds.

(F) Period: 5 years, from January 28, 2003 to January 28, 2008.

(Note): The guarantee bank of A bonds is International Commercial Bank of China, the guarantee bank of B and C bonds is Chang Hwa Bank and the guarantee bank of D and E bonds is Taiwan Bank.

Note 10.OTHER:

(1)INFORMATION OF INVESTMENT ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company (PEC) had no derivative financial instrument transactions in 2002. The transactions its subsidiaries deal with refer to Note 11, 1 (9).

(2)FAIR VALUE OF INVESTMENTS ON NON-DEVIVATIVE FINANCIAL INSTRUMENTS

	December 31,2002	
Financial assets	Book value	Fair value
Financial assets with same book and fair value	$ 12, 230, 614	$ 12, 230, 614
Short – term investments	4, 202, 589	4, 194, 075
Long – term investments	47, 681, 287	58, 928, 782
Guaranteed deposits	2, 809, 589	2, 809, 589
Long – term receivables	693, 607	693, 607

Financial liabilities	December 31, 2002 Book value	Fair value
Financial liabilities with the same book and fair value	$ 44,973,304	$ 44,973,304
Bonds payable	1,200,000	1,200,000
Long – term loans	42,641,435	42,641,435
Long – term payables	169,101	169,101
Provision for retirement plan	1,484,231	2,392,306
Customers' deposits	2,895,072	2,895,072

a. The due dates of short – term financial instruments are close to balance sheet day (December 31, 2002). Accordingly, the fair value of short-term financial instruments are estimated based on the book value recognized in the balance sheet and applied to cash and cash equivalent, notes and accounts receivable, other receivables, certificate of deposit-restricted, short–term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and the current portion of long–term liabilities.

b. Short-term investments:

(i) Mutual funds – the fair value are estimated based on the net assets value at the balance sheet date.

(ii) The fair value of listed stocks and government bonds are estimated based on the closing price at balance sheet date.

c. The fair value of long-term investments are based on the market value. The fair value of investments without any market value is based on the net equities of the investee companies.

d. The fair value of guaranteed deposits and long–term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2002.

e. The fair value of bonds payables, long–term loans, long–term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2002.

f. The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured.

(3) THE EXPUNCTION TRANSACTIONS BETWEEN THE COMPANY AND THE AFFILIATED ENTERPRISES

Transactions	Uni-President Enterprises Corp.	President International Trade and Investment Corp.	Cayman President Holding Corp.	Uni-President Dream Parks Corp.	Nanlien International Crop.	President Entertainment, Corp.	President International Development Crop.	President Pharmaceutical Corp.	President Coffee Corp.
1.Elimination of long-term investment and owner equity	($ 27,568,954)	$ 3,016,434	$ 569,309	$ 35,345	$ 1,197,540	$ 805,630	$ 7,525,095	$ 40,809	$ 74,341
2.Intercompany elimination of real accounts									
(1)Accounts payable and receivable	(470,508)	11,921	(26,512)	—	—	(1,373)	—	(6,490)	(1,231)
(2)Prepayments and cash in advance	—	—	—	—	—	—	—	—	(8,317)
3.Intercompany elimination of nominal accounts									
(1)Transaction of purchase and sales	7,977,628	—	—	911,176	42,099	11,155	—	37,829	(23,266)
(2)Unrealized gross profit	—	—	—	—	(1,874)	—	—	(343)	—
(3)Unrealized gains or losses	—	—	—	—	(199,131)	—	—	—	—
(4)Transaction of revenue and expense	(1,327,995)	—	—	5,894	(99,157)	(1,038)	—	(37,042)	(15,279)
4.Intercompany elimination of cross holding	—	—	—	—	(370,095)	497,952	(1,166,085)	—	—

Transactions	President Chain Store Corp.	Ton Yi Industrial Corp.	Tong-Jeng Development Corp.	Tung Ho Development Corp.	Mech-President Corp.	Uni-President Cold-Chain Corp.	Retail Support International Corp.
1.Elimination of long-term investment and owner equity	$ 6,871,033	$ 7,169,688	$ 1,465,140	$ 132,961	$ 94,122	$ 113,288	$ 101,244
2.Intercompany elimination of real accounts							
(1)Accounts payable and receivable	2,628,219	9,120	—	3,168	(74)	(130,987)	(2,105,253)
(2)Prepayments and cash in advance	8,317	—	—	—	—	—	—
3.Intercompany elimination of nominal accounts							
(1)Transaction of purchase and sales.	(41,167,262)	161,692	—	6,312	13,097	3,561,753	30,375,760
(2)Unrealized gross profit	(14,952)	(140)	—	—	—	(25,535)	(32,240)
(3)Unrealized gains or losses	(1,368,810)	—	—	—	—	—	—
(4)Transaction of revenue and expense	(190,927)	(8,686)	(390)	2,881	(8,203)	(222,466)	(25,565)
4.Intercompany elimination of cross holding	(1,897,019)	(367,189)	2,311,279	1,031	306,905	428,880	254,341

Note.11 Additional Disclosures Information

1.Significant Transactions Information (For the year ended December 31, 2002)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Kai Yu Investment (BVI) Co., Ltd.	Other receivables	US$ 80	$ 80	–	2	$ –	Business turn	$ –	–	$ –	US$ 80,000	US$ 100,000 (Note 1)
		Hong Kong President Holdings Ltd.	Other receivables	US 2	US –	–	2	–	Business turn	–	–	–	US 80,000	US 100,000 (Note 1)
2	Cayman President Holdings Ltd.	Prospect Top Development Ltd.	Receivable – related party	US 7,326	US 7,326	–	2	–	Investment loan	–	–	–	US 50,000	US 100,000 (Note 1)
3	President Global Corp.	President East Co.	Notes receivables	US 205	US 200	6.00%	1	US 650 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	–	1	US 389 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,285	CAN 6,088	7.06%	2	–	Investment loan	–	Land and Building second Mortgage	CAN 14,810	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	1,063,925	–	–	1	3,439,198 (sales)	–	–	–	–	4,135,555	8,271,110 (Note 2)
6	Mech-President Co., Ltd.	Shanghai President machine Co., Ltd.	Other receivables	33,118	–	–	2	–	Business turn	–	–	–	50,000	188,244 (Note 1)
7	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivables	PESO 45,650	PESO 45,650	7.00%	2	–	Investment loan	–	–	–	PESO 80,000	PESO 93,568 (Note 1)
8	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	111,254	111,254	–	2	–	Investment loan	64,441	–	–	200,000	300,000 (Note 1)
		Tunnel Internation Marketing	Other receivables	7,488	7,488	–	2	–	Investment loan	–	–	–	200,000	300,000 (Note 1)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
		Tunnel 88 Internation Corp.	Other receivables	$ 695	$ 348	—	2	$ —	Investment loan	—	—	$ —	$ 200,000	$ 300,000 (Note 1)
9	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	117,677	117,677	—	2	—	Basiness turn	—	—	—	200,000	300,000 (Note 1)
10	President International investment (BVI) Holdings Ltd.	Hong Kong Xiang Lu Industrial Ltd.	Other receivables – related party	US 8,509	US 8,509	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
11	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,214	US 5,021	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,811	US 1,276	—	1、2	US 572 (sales)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Cayman Fujian Ton Yi Holdings Ltd.	Other receivables	US 25	US 25	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Cayman Jiangsu Ton Yi Holdings Ltd.	Other receivables	US 19	US 19	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
12	President Life Sciences Cayman Co., Ltd.	A-Spine Holding Group Corp.	Other receivables	US 2,000	US 2,000	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
		Aura Biosystems Inc.	Other receivables	US 1,000	US 1,000	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
13	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	2	—	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
14	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	1、2	US 178 (sales)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)
		Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,208	US 986	—	1、2	US 2,558 (sales) US 1,125 (purchases)	Basiness turn	—	—	—	4,135,555	8,271,110 (Note 2)

Number	Name	Name of counterparty	Account	Maximum balance during 2002	Balance at December 31, 2002	Interest rate	Nature of Financing activity (Note3)	Total transaction volume	Reason for shart – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Load limit per entity	Maximum amount available for loan
15	Wuxi Ton Yi Industrial Packaging Corp.	Changdu Ton Yi Industrial Packaging Corp.	Other receivables	US$ 2, 572	US$ 2, 572	–	1、2	US$ 335 (sales) US 853 (purchases)	Basiness turn	–	–	$ –	$ 4, 135, 555	$ 8, 271, 110 (Note 2)
		Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6, 465	–	–	1、2	US 868 (sales) US 8, 229 (purchases)	Basiness turn	–	–	–	4, 135, 555	8, 271, 110 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan requires the board of directors' approval and should be reported at the stockholders meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Trading partner.

2.Short – term financing.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

	Endorser	Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20,605,004	$ 15,132,879	$ 14,158,712	$ —	34.36	$ 41,210,007	(Note 1)
0		President International Development Corp.	2	20,605,004	3,200,000	3,200,000	—	7.77	41,210,007	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	20,605,004	2,388,742	2,211,482	—	5.37	41,210,007	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	20,605,004	1,353,000	1,138,000	—	2.76	41,210,007	(Note 1)
0		Tone Sang Construction Corp.	2	20,605,004	780,000	670,000	—	1.63	41,210,007	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	20,605,004	1,429,552	623,964	—	1.51	41,210,007	(Note 1)
0		President Asia Enterprises Inc.	3	20,605,004	805,096	604,050	—	1.47	41,210,007	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	20,605,004	522,000	552,000	—	1.27	41,210,007	(Note 1)
0		Uni-Splendor Corp.	6	20,605,004	475,000	475,000	—	1.15	41,210,007	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	20,605,004	450,060	384,000	—	0.93	41,210,007	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	20,605,004	310,000	310,000	—	0.75	41,210,007	(Note 1)
0		Uni- President (USA), Inc.	3	20,605,004	311,500	309,720	—	0.75	41,210,007	(Note 1)
0		President Pharmaceutical Corp.	2	20,605,004	210,000	210,000	—	0.51	41,210,007	(Note 1)
0		Century Quick Service Restaurant Corp.	3	20,605,004	250,000	200,000	—	0.49	41,210,007	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	20,605,004	200,000	200,000	—	0.49	41,210,007	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		Presitex Co., Ltd.	3	$ 20,605,004	$ 150,119	$ 96,940	$ —	0.24	$ 41,210,007	(Note 1)
0		President Packaging Ind. Corp.	1	20,605,004	130,280	60,341	—	0.15	41,210,007	(Note 1)
0		President Entertainment Corp.	2	20,605,004	50,000	50,000	—	0.12	41,210,007	(Note 1)
0		President Global Corp.	2	20,605,004	35,080	35,000	—	0.08	41,210,007	(Note 1)
0		President Baseball Team Corp.	2	20,605,004	34,000	34,000	—	0.08	41,210,007	(Note 1)
0		President Digital Network Corp.	2	20,605,004	30,000	30,000	—	0.07	41,210,007	(Note 1)
0		Hong Kong President Holdings Ltd.	3	20,605,004	594,990	—	—	—	41,210,007	(Note 1)
0		President International Trade and Investment Corp.	2	20,605,004	224,134	—	—	—	41,210,007	(Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	20,605,004	100,000	—	—	—	41,210,007	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	3	US 39,829	US 2,802	—	—	—	US 79,657	(Note 2)
2	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20,000	US 2,750	US 2,750	—	8.84	US 100,000	(Note 3)
2		Xinjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,610	—	—	—	US 100,000	(Note 3)
2		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 600	—	—	—	US 100,000	(Note 3)
3	Kai Yu Investment Co., Ltd.	Uni- President Enterprises Corp.	4	100,000	2,000	2,000	—	0.57	500,000	(Note 4)
4	President Global Corp.	Ameripec Inc.	3	US 3,184	US 835	—	—	—	US 5,306	(Note 5)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
5	Nanlien International Corp.	Nella Ltd .	3	$ 500,000	$ 72,260	$ 51,350	$ —	4.04	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	20,000	20,000	—	1.57	1,000,000	(Note 6)
5		Wei Lian Enterprises Corp.	3	500,000	7,250	5,000	—	0.39	1,000,000	(Note 6)
5		Tung Jun International Corp.	3	500,000	10,000	4,000	—	0.31	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.16	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	396	—	0.03	1,000,000	(Note 6)
5		Tung Yu Corp.	3	500,000	45,500	—	—	—	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	—	—	—	1,000,000	(Note 6)
5		Chuan Jie Corp.	1	500,000	1,200	—	—	—	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	1	500,000	800	—	—	—	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	600	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	525	—	—	—	1,000,000	(Note 6)
6	President International Development Corp.	President International Investment (BVI) Co., Ltd.	3	652,079	US 5,000	US 2,500	—	0.67	2,608,316	(Note 7)
6		Presitex Co., Ltd.	3	652,079	14,655	14,655	—	0.11	2,608,316	(Note 7)
6		Kao Hsiung Rapid Transit Corp.	6	652,079	100,000	—	—	—	2,608,316	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	2,341,791	820,000	720,000	—	6.15	5,854,479	(Note 8)
7		President Transnet Corp.	3	2,341,791	460,000	460,000	—	3.93	5,854,479	(Note 8)
7		President Drugstore Business Corp.	3	2,341,791	270,000	270,000	—	2.31	5,854,479	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	2,341,791	US 3,500	US 3,500	—	1.04	5,854,479	(Note 8)
7		Philippine Seven Corp.	3	2,341,791	US 2,000 PESO 80,000	US 2,000 PESO 80,000	—	1.04	5,854,479	(Note 8)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
7		President Packaging Ind. Corp.	6	$ 2,341,791	$ 134,495	$ 62,438	$ —	0.53	$ 5,854,479 (Note 8)
7		President Yamako Corp.	3	2,341,791	35,000	35,000	—	0.30	5,854,479 (Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	2,341,791	100,000	—	—	—	5,854,479 (Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11,579,554	US 267,530	US 153,683	—	32.33	11,579,554 (Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,579,554	US 22,430	US 14,196	—	2.99	11,579,554 (Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 33,200	US 12,526	—	2.64	11,579,554 (Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 38,339	US 5,000	—	1.05	11,579,554 (Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,579,554	US 1,972	US 1,972	—	0.41	11,579,554 (Note 9)
9	Tong Ho Development Co., Ltd.	Gu Hsiang Corp.	3	99,137	136,000	95,000	—	38.33	123,922 (Note 10)
10	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 13,767	US 3,150	US 3,150	—	11.44	US 27,534 (Note11)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	CAN 18,000	—	CAN 40,000 (Note12)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7,421	US 3,500	US 3,500	—	9.43	US 18,552 (Note13)
13	Cayman Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 48,383	US 44,743	—	(Note 14)	11,579,554 (Note14)
13		Fujian Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 68,594	US 36,750	—	(Note 14)	11,579,554 (Note14)
13		Chengdu Ton Yi Industrial Packaging Corp.	3	11,579,554	US 4,000	US 1,970	—	(Note 14)	11,579,554 (Note14)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
13		Wuxi Ton Yi Industrial Packaging Corp.	3	$ 11,579,554	US$ 2,480	US$ 1,970	$ —	(Note 14)	$ 11,579,554 (Note14)
14	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 450,076	RMB 23,000	—	—	—	RMB 1,350,229 (Note15)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,579,554	US 5,704	US 5,704	—	(Note 14)	11,579,554 (Note14)
16	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,579,554	US 7,420	US 7,420	—	(Note 14)	11,579,554 (Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 78,170	RMB 63,000	RMB 46,000	—	11.77	RMB 234,509 (Note16)
17		Shenyang President Enterprises Co., Ltd.	3	RMB 78,170	RMB 18,000	RMB 18,000	—	4.61	RMB 234,509 (Note16)
17		President Enterprises (Chain) Investment Co., Ltd.	4	RMB 78,170	RMB 10,000	—	—	—	RMB 234,509 (Note16)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 78,170	RMB 8,000	—	—	—	RMB 234,509 (Note16)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB 78,170	RMB 5,000	—	—	—	RMB 234,509 (Note16)
18	Guangzhou President Enterprises Co., Ltd.	Fuzhou President Enterprises Co., Ltd.	3	RMB 49,697	RMB 40,000	RMB 40,000	—	16.10	RMB 149,090 (Note16)
19	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 34,000	RMB 23,000	—	7.70	RMB 179,313 (Note16)
19		Nanchang President Enterprises Co., Ltd.	3	RMB 59,771	RMB 35,000	RMB 5,000	—	1.67	RMB 179,313 (Note16)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 17)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 12/31/2002	Balance secured by Collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
20	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 31,570	RMB 25,000	RMB 15,000	$ –	9.50	RMB 94,710 (Note16)
20		Beijing President Enterprises Drinks Co., Ltd.	3	RMB 31,570	RMB 34,000	–	–	–	RMB 94,710 (Note16)

(Note 1)The total amount of transations of endorsement equal to 100% of the Company's net worth, and the limit of transations of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Cayman President Holdings Ltd. is US$100,000, and the limit of transations of endorsement for any single entity is US$20,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)The total amount of transations of edorsement equal to 70% of its net worth for Ton Yi Industrial Corp.and the limit of transations of endorsement for any single entity is 70% of its nte worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note10)The total amount of transations of endorsement equal to 50% of the its net worth for Tung Ho Development Co., Ltd. and the limit of transations of endorsement for any single entity is 40% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note12)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note13)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businessses are to be submitted to the Board of directors' meeting for reference.

(Note14)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note15)The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investment Co., Ltd. and the limit of endorsment for any single entity is 20% of its enrolled capital.

(Note16)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of endoraement for single entity is 20% of net worth.

(Note17)The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2002 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	45, 012	$ 3, 016, 434	100%	$ 2, 762, 569	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	118, 060	569, 309	100%	1, 019, 143	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	417, 204	100%	542, 669	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	350, 691	100%	353, 615	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	318, 827	100%	331, 915	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	317, 851	100%	227, 420	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	232, 944	100%	207, 414	—
	Stock	Tone Sang Construction Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	146, 382	100%	146, 382	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	996, 535	99. 99%	1, 290, 565	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	805, 630	61. 80%	805, 630	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	7, 525, 095	58. 50%	7, 573, 162	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	118, 538	51. 00%	120, 634	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	144, 876	50. 00%	147, 233	—
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	344, 236	5, 487, 271	44. 59%	18, 087, 884	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 169, 548	43. 34%	6, 330, 877	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150,000	$ 1,465,140	42.86%	$ 1,465,140	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,528	132,961	42.18%	183,005	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40,887	476,436	37.36%	260,857	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24,385	265,842	30.84%	331,557	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	47,207	651,887	29.51%	928,665	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	302,014	4,090,869	26.48%	3,557,427	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13,475	133,113	24.76%	157,379	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	74,228	1,720,861	20.50%	1,720,861	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,042	239,907	20.00%	239,907	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65,074	537,710	17.59%	270,907	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	164,177	10.10%	48,029	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,'312,425	9.71%	2,773,632	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78,219	691,085	14.46%	987,029	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87,214	747,878	9.53%	320,949	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	17,764	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14,437	145,360	7.22%	88,159	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,174	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 679,726	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,214,744	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	274,094	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.00%	200,524	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	148,795	—
	Stock	Uni-President Dream Parks Corp. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	952,473	0.53%~100.00%	991,745	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 27,058	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 8,593	100.00%	US 8,593	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 2,696	100.00%	US 2,696	—
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN	—	Short- term investments	200	US 20,520	—	US 20,046	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US$	18, 734	—	US$	18, 302	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	263, 860	100. 00%	US	271, 874	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	25, 145	100. 00%	US	25, 145	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9, 362	60. 00%	US	9, 362	—
	Stock	Gargill President Holdings Pte Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 000	US	9, 356	50. 00%	US	9, 356	—
	Stock	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6, 524	US	7, 588	47. 41%	US	7, 588	—
	Stock	Queen Holding (BVI) Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	16, 265	45. 40%	US	16, 265	—
	Stock	PPG Investment Inc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 801	45. 40%	US	3, 801	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	12, 257	45. 00%	US	12, 257	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	6,525	45.00%	US$	6,525	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	2,931	45.00%	US	2,931	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	22,857	30.00%	US	22,857	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10,200	US	9,054	25.50%	US	9,054	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	3,286	3.21%	US	3,286	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8,241	0.01%～100.00%	US	6,930	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	1,261		16,501	—		16,652	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	30,564		526,015	2.68%		360,016	(1)
Kai Yu Investment Co., Ltd.	Stock	Grand Commercial Bank	Director	Short- term investments	19,433		330,717	—		165,041	(2)
	Stock	Prince Housing Development Corp.	Director	Short- term investments	7,366		68,628	—		27,107	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	51,778		956,821	100.00%		956,821	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	8,037		110,825	5.02%		158,099	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24,452	$ 158,190	1.59%	$ 232,738	(3)
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	168,684	—~100.00%	37,535	—
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3,951	100.00%	US 3,951	—
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	—	US 3,164	—~50.00%	US 3,164	—
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	1,033	15,000	—	15,018	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,119	—
	Stock	Huairen Corp.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	10,000	100,000	18.83%	35,300	—
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	7,723	—	7,795	—
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	91,139	—	42,189	—
	Stock	Union chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	8,048	105,255	80.00%	105,988	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4,000	141,956	20.00%	72,326	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10,000	$ 102,800	0.67%	$ 86,735	—
	Stock	Cayman Nanlien Holdings Ltd. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	—	1,003,615	2.50%～100.00%	889,400	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	5,445	2.00%～16.17%	7,497	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short- term investments	100	1,000	—	1,119	—
Parabola Creative Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	9,757	—	6,747	—
President International Development Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	12,082	159,502	—	159,515	—
	Beneficiary Certificates	Chung Shing Taiwan Fund etc.	—	Short- term investments	—	55,000	—	54,686	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond etc.	—	Short- term investments	—	117,838	—	117,374	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21,291	432,729	—	202,651	(4)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	5,723	193,511	—	158,255	(5)
	Stock	World Global Intelligent Network	—	Short- term investments	5,966	167,584	—	127,619	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7,456	128,318	—	63,326	(7)
	Stock	Formosa Chemicals & Fibre Corp. etc.	—	Short- term investments	—	265,104	—	259,367	—
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	133,023	5,338,103	100.00%	5,338,103	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	165,000	$ 1,353,464	100.00%	$ 1,353,464	(8)
	Stock	Ton Yu Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	26,050	260,206	100.00%	260,206	—
	Stock	Ton Shou Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11,140	150,024	100.00%	150,024	—
	Stock	Ton Cheng Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11,140	111,328	100.00%	111,328	—
	Stock	Ton-Jeng Development Corp.	Subsidary accounted by equity method	Long-term investments	150,000	1,686,279	42.86%	1,465,238	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39,534	497,952	38.20%	497,952	(9)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55,404	494,993	35.07%	437,606	(10)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	43,839	508,374	24.90%	571,944	(11)

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,000	$ 100,000	11.30%	$ 99,063	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	215,179	2,379,869	9.98%	2,862,344	(12)
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,700	110,265	9.91%	113,622	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	15,926	140,546	7.96%	37,856	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39,113	407,806	7.11%	364,603	(13)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253,200	2,532,000	6.15%	2,772,025	(14)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiry accounted by equity method.	Long-term investments	21,247	169,296	5.74%	88,454	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27,000	250,000	2.48%	274,621	(15)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.00%	202,524	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	—	695,787	1.25%~ 50.00%	510,780	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Pharmaceutial	Stock	President Information Corp.	Subsidiary accounted by equity method	Long-term investments	275	$ 2,500	2.08%	$ 3,613	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,119	—
Ton Yi Pharmaceutica Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	4,556	—	4,961	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	23,075	—	22,285	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 3,437	20.00%	CAN 3,437	—
	Stock	President Canada Construction Inc. etc.	A subsidary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 2,228)	50.00%～100.00%	(CAN 2,228)	(16)
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	5,351	69,480	—	70,655	—
President Organics Co.,	Beneficiary Certificates	James Bond Fund	—	Short- term investments	600	8,697	—	8,734	—
President Chain Store Corp.	Beneficiary Certificates	President All Weather Fund etc.	—	Short- term investments	—	50,060	—	28,270	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	504,408	—	229,256	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46,405	1,289,342	100.00%	1,289,342	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	$ 185, 042	100. 00%	$ 184, 299	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	141, 510	100. 00%	141, 510	—
	Stock	Wisdom Distribution Service Corp.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	9, 433	130, 054	100. 00%	130, 054	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	72, 000	157, 557	80. 00%	32, 658	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	20, 775	306, 095	62. 95%	296, 248	—
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	19, 563	338, 606	60. 00%	270, 821	—
	Stock	President Musashino Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29, 880	327, 685	60. 00%	317, 013	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	8, 223	127, 985	54. 17%	108, 036	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	5, 000	112, 385	25. 00%	90, 277	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director	Long-term investments	20, 000	260, 433	16. 67%	218, 578	—
	Stock	Ton-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	625, 000	14. 28%	488, 381	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	20, 206	202, 064	10. 10%	48, 028	—

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Presicarre Corp.	Subsudiary accounted by equity method	Long-term investments	36,208	$ 3,729,448	10.00%	$ 839,433	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209,249	2,299,197	9.71%	2,774,905	—
	Stock	RK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,174	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11,000	110,000	5.50%	67,171	—
	Stock	Digital United Inc.	The president is its director	Long-term investments	6,000	133,720	3.41%	107,376	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	437,211	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29,329	140,534	2.48%	345,492	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.00%	200,524	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42,400	424,000	1.03%	424,000	—
	Stock	Uni-President Oven Bakery Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	—	848,658	0.02%~100.00%	777,160	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4,001	(715,950)	100.00%	(715,950)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	17,764	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	431,520	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	$ 115, 664	1. 75%	$ 148, 795	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	138, 137	0. 02%～ 100. 00%	139, 487	—
Tung Ho Development Co., Ltd.	Stock	Gu Hsiang Co., Ltd. etc.	A subsidiary of Tung Ho Development Co., Ltd. (accounted by equity method)	Long-term investments	—	197, 857	100. 00%	172, 448	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	48, 824	—	48, 913	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	2, 544	37, 000	—	37, 000	—
President Tokyo Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	26	370	—	391	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	11, 056	160, 646	—	160, 815	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2, 500	27, 615	25. 00%	29, 235	—
Retail Support International Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	22, 069	291, 258	—	291, 380	—
	Beneficiary Certificates	James Bond Fund	—	Short- term investments	11, 610	168, 731	—	168, 866	—
	Beneficiary Certificates	NTIC Bond Fund	—	Short- term investments	199	1, 994	—	1, 902	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	90, 073	2. 50%～ 51. 00%	90, 073	—

					December 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)		Book value	Percentage of ownership		Market value	Note
Mech-President Co., Ltd.	Stock	Safety Elevator Corp.etc.	A subsidiary of Mech-President Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	$	90, 592	0. 01%~ 100. 00%	$	90, 052	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200		2, 000	—		930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		55, 229	—		55, 570	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450		4, 500	5. 00%		2, 666	—
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	362, 972	100. 00%	RMB	390, 849	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	345, 225	100. 00%	RMB	248, 483	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	290, 063	100. 00%	RMB	298, 855	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	235, 859	100. 00%	RMB	220, 999	—

					December 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	*Long-term investments*	—	RMB$	151, 873	100. 00%	RMB$	157, 850	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	107, 312	100. 00%	RMB	106, 998	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	95, 045	100. 00%	RMB	43, 739	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	92, 791	100. 00%	RMB	92, 799	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	84, 689	100. 00%	RMB	84, 957	—
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	62, 593	100. 00%	RMB	64, 384	—

					December 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	80,179	94.49%	RMB$	48,661	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	84,180	80.00%	RMB	80,607	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	23,499	78.25%	RMB	3,943	—
	Stock	Beijing President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	42,729	55.00%	RMB	59,757	—
	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	48,222	49.00%	RMB	46,546	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	26,149	33.33%	RMB	29,038	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB	773	15.00%	RMB	2,268	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002: Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US$	55, 064	—	US$	39, 502	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	284	US	28, 641	—	US	27, 794	(17)
	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	175	US	17, 955	—	US	17, 540	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	9, 118	100. 00%	RMB	75, 473	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 087	66. 66%	RMB	58, 665	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3, 412	50. 00%	RMB	28, 241	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 677	10. 00%	RMB	63, 760	—
	Stock	Tianjiang President Industrial Co.,Ltd	—	Long-term investments	—	US	3, 520	10. 00%	RMB	12, 180	—
	Stock	President Coffee (Cayman) Holdings Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	4, 961	6. 10%~ 100. 00%	US	5, 587	—
Uni-President Vender Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1, 744		23, 000	—		23, 024	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36, 024	—		12, 756	—
	Stock	Chi Fu Enterprises Corp. etc.	A subsidiary of Union Chinese Corp. (accounted by equity method) etc.	Long-term investments	—		24, 725	—		23, 825	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002: Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US$	6, 222	—	US$	7, 389	—
International Investment (BVI) Holdings Ltd.	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	42, 472	US	57, 910	50. 00%	US	57, 910	—
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 833	US	9, 541	40. 35%	US	1, 424	—
	Stock	President Energy Development (Cayman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15, 834	US	14, 513	39. 58%	US	14, 055	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 433	US	5, 307	25. 00%	US	5, 307	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	49, 248	19. 12%	US	47, 989	—
	Stock	RF Integrated Corp.	—	Long-term investments	4, 000	US	4, 000	10. 00%	US	4, 000	—
	Stock	Global Strategic investment	—	Long-term investments	3, 000	US	3, 000	3. 77%	US	2, 684	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Scino Pharn. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 13, 256	0. 45%～ 45. 31%	US$ 10, 147	—
Nella Ltd.	Stock	Guangzhou Nella Ltd.	A subsidiary of Nella Ltd. (accounted by equity method)	Long-term investments	—	(US 417)	80. 00%	(US 417)	—
President Life Science Co., Ltd.	Beneficiary Certificates	NTIC Taiwan Bond Fund etc.	—	Short-term investments	—	95, 734	—	96, 803	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	25, 050	523, 580	100. 00%	523, 580	—
		Origene Technologies, Inc.	—	Long-term investments	1, 930	198, 180	12. 56%	5, 414	—
		Athersys Inc.	—	Long-term investments	635	312, 787	3. 55%	44, 306	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	223, 199	0. 50%～ 100. 00%	117, 316	—
Ton Yu Investment Inc.	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	22, 500	259, 875	1. 04%	298, 350	(18)
Tong Shou Investment Corp.	Beneficiary Certificates	Far Eastwen Alliance Taiwan Bond Fund	—	Short-term investments	888	9, 000	—	9, 092	—
	Stock	Emerging Display Technologing Corp.	—	Short-term investments	877	17, 761	—	23, 873	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10, 000	111, 300	0. 46%	132, 600	—
	Stock	South Eqitaxy Corp.	The subsidiary of President Interident Development Corp. is its director	Long-term investments	1, 100	11, 336	1. 00%	10, 682	—
Tong Cheng Investment Corp.	Stock	Tonpal Optoeletronics Inc.	A subsidiary of Tong Cheng Investment Corp. (accounted by equity method)	Long-term investments	10, 000	111, 300	0. 46%	112, 747	(19)

					December 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	$ 17,516	—	$ 17,368	—
Gu Hsiang Co., Ltd.	Beneficiary Certificates	The Forever Fund	—	Short-term investments	46	624	—	624	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US 16,020	100.00%	US 16,020	—
	Stock	President Coffee (Cayman) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 1,828	50.00%	US 1,828	—
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	6,175	US 2,715	47.50%	US 2,715	—
	Stock	T&T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 6,988	20.00%	US 5,156	—
	Stock	eASPNet Inc.	—	Long-term investments	2,500	US 2,500	5.88%	US 2,165	—
	Stock	Global Strategic Invesment Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 3,000	3.77%	US 2,226	—
Ren-Hui Investments Corp.	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	245,230	—	141,784	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	127,000	—	127,236	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,000	$ 19,800	20.00%	$ 23,388	—
President Muashino Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	22,722	300,000	—	300,000	—
President Drugstore Business Corp.	Beneficiary Certificates	Phoenix Bond Fund	—	Short-term investments	4,946	70,000	—	70,000	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund etc.	—	Short-term investments	—	114,703	—	104,339	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—	58,887	—	60,713	—
President Techology Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	—	20,000	—	20,101	—
President Engineering Technology Corp.	Beneficiary Certificates	Well Pool Fund etc.	—	Short-term investments	—	30,000	—	30,350	—
Uni – President Takashimaya Co., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	100,000	—	101,131	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,556	20,000	—	20,542	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4,754	100.00%	US 4,754	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2,579	100.00%	US 2,579	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 227	100.00%	US 227	—

					December 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	27, 809	88. 58%	US$	27, 809	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. Corp. (accounted by equity method)	Long-term investments	—	US	16, 154	87. 93%	US	16, 154	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	199		2, 890	—		2, 892	—
	Stock	President Logistics Internation Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	543		5, 425	5. 43%		6, 350	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		77, 073	—		77, 099	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2, 551	50. 00%	RMB	2, 539	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	48, 446	51. 00%	RMB	48, 446	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2, 551	50. 00%	RMB	2, 539	—
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	A subsidiary of Meishan President Feed & Oil Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	3, 196	50. 00%	RMB	3, 196	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	December 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Qingdao President Feed &Livestock Co., Ltd.	Stock	San Tong Wanfu (Qingdo) Food Co., Ltd.	A subsidiary of Qingdao President Feed &Livestock Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	24, 831	30. 00%	RMB$	24, 831	—
President Life	Stock	Arena Pharmaceuticial Inc. etc.	—	Short-term investments	—	US	3, 463	—	US	3, 102	—
Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Long-term investments	1, 000	US	5, 470	3. 02%	US	493	—
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	—	US	8, 469	14. 90% ~ 70. 88%	US	2, 939	—
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund etc.	—	Short-term investments	—		20, 508	—		21, 160	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119, 575	US	15, 999	50. 40%	US	15, 999	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	—	US	3, 283	100. 00%	US	3, 283	—
Philppine Seven Corp.	Stock	Convenience Distribution INC. etc.	Investee accounted by equity method.	Long-term investments	—	PESO	87, 111	40. 00% ~ 100. 00%	PESO	87, 111	—
Mech-President (BVI) Corp.	Stock	Shanghai President machine Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	2, 418	100. 00%	US	2, 418	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	31, 299	83. 58%	US	31, 299	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	18, 394	82. 86%	US	18, 394	—

(Note 1) 120 thousands shares of the outstanding common stock with market value of $1,413 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $153,949 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $116,449 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 2,300 thousands shares of the outstanding common stock with market value of $21,892 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 5) 1,250 thousands shares of the outstanding common stock with market value of $34,566 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 500 thousands shares of the outstanding common stock with market value of $10,695 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $56,031 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 149,994 thousands shares of the outstanding common stock with market value of $1,230,373 were used as collaterals for short-term loan of President International Development Corp.

(Note 9) 39,100 thousands shares of the outstanding common stock with market value of $492,486 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 55,400 thousands shares of the outstanding common stock with market value of $494,957 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 11) 40,600 thousands shares of the outstanding common stock with market value of $470,813 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 196,500 thousands shares of the outstanding common stock with market value of $2,173,280 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 13) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 15) 11,000 thousands shares of the outstanding common stock with market value of $101,852 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 1 thousands shares of the outstanding common stock with market value of (CAN 1,184)) were used as collaterals for short-term loan of President Asian Enterprises Inc.

(Note 17) 284 thousands shares of the outstanding common stock with market value of US$27,794 were used as collaterals for short-term loan of Kai Yu Investment (BVI) Co., Ltd.

(Note 18) 20,000 thousands shares of the outstanding common stock with market value of $231,000 were used as collaterals for short-term loan of President International Development Corp.

(Note 19) 10,000 thousands shares of the outstanding common stock with market value of $111,300 were used as collaterals for short-term loan of President International Development Corp.

(4) The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Enterprises Corp.	Beneficiary Certificates:															
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	457	$1,623,821	311	$1,107,757	(768)	$2,686,695	($2,731,578)	($44,883)	—	$ —	—	$ —
	Home Run Fund	Short-term investments	—	—	—	—	41,489	540,000	(41,489)	540,394	(540,000)	394	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	25,027	355,300	(25,027)	355,752	(355,300)	452	—	—	—	—
	Phoenix Bond Fund	Short-term investments	—	—	—	—	23,055	318,000	(23,055)	318,875	(318,000)	875	—	—	—	—
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	16,677	200,000	(16,677)	200,234	(200,000)	234	—	—	—	—
	Stock:															
	President Chain Store Corp.	Long-term investments	—	—	307,116	6,624,385	2,171	137,409	—	—	—	—	34,949	(1,274,523)	344,236	5,487,271
	President International Trade and Investment Corp.	Long-term investments	Capital increase	—	12	1,583,227	45,000	1,531,800	—	—	—	—	—	(98,593)	45,012	3,016,434
	Presicarre Corp.	Long-term investments	(Note 1)	(Note 1)	87,561	2,213,302	—	—	(36,208)	3,718,259	(836,708)	(2,881,551)	22,875	344,267	74,228	1,720,861
	Cayman President Holding Ltd.	Long-term investments	Capital increase	—	100,060	142,328	18,000	618,894	—	—	—	—	—	(191,913)	118,060	569,309
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	48,750	527,100	16,324	163,238	—	—	—	—	—	(152,628)	65,074	537,710
	Tong Sang Construction Corp.	Long-term investments	Capital increase	—	19,800	7,696	18,500	185,000	—	—	—	—	(18,500)	(46,314)	19,800	146,382

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Cayman President Holding Ltd.	Beneficiary Certificates:															
	Equity Certificates Relating to ABN AMRL Global Retail Index	Short-term investments	—	—	—	$ —	200	US$ 20,520	—	$ —	$ —	$ —	—	$ —	200	US$ 20,520
	ABN Equity Cretificates	Short-term investments	—	—	19,107	US 35,158	—	—	(19,107)	US 35,217	(US 35,158)	US 59	—	—	—	—
	Genesis Special Growth Fund	Short-term investments	—	—	3	US 24,981	—	—	(3)	US 24,763	(US 24,981)	US 218	—	—	—	—
	Stock:															
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 19,611	—	US 9,000	—	—	—	—	—	(US 3,466)	—	US 25,145
	Cargill Holdings President Pte. Ltd.	Long-term investments	Capital increase	—	50	(US 43)	9,950	US 9,950	—	—	—	—	—	(US 551)	1,000	US 9,356
	Hong Kong President Holdings Ltd.	Long-term investments	Capital increase	—	80,000	(US 5,719)	16,400	(US 16,400)	—	—	—	—	(96,400)	(US10,681)	—	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates:															
	Phoenix Bond Fund	Short-term investments	—	—	182	2,500	27,279	380,100	(27,461)	382,954	(382,600)	354	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	14,203	185,200	(14,203)	185,382	(185,200)	182	—	—	—	—
	Stock:															
	Uni-President Enterprises Corp.	Short-term investments	—	—	60,665	1,446,163	—	—	(60,950)	817,770	(1,446,163)	(628,393)	285	—	—	—
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	—	26,878	513,478	24,900	857,094	—	—	—	—	—	(414,114)	51,778	956,821
	Century Quick Service Restaurant Corp.	Long-term investments	Capital increase	—	14,250	95,223	15,000	150,000	—	—	—	—	—	(146,759)	29,250	98,464

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Nanlien	Beneficiary Certificites:															
International Corp.	Home Run Fund	Short-term investments	—	—	31,143	$ 400,000	10,118	$ 130,000	(41,261)	$ 531,270	($530,000)	1,270	—	$ —	—	$ —
President	Beneficiary Certificites:															
Pharmaceutical Corp.	James Bond Fund	Short-term investments	—	—	—	—	11,305	161,000	(11,305)	161,160	(161,000)	160	—	—	—	—
President	Beneficiary Certificites:															
Internationa Development Corp.	Home Run Fund	Short-term investments	—	—	—	—	87,731	1,148,600	(75,649)	990,049	(989,098)	951	—	—	12,082	159,502
	James Bond Fund	Short-term investments	—	—	—	—	83,014	1,185,650	(83,014)	1,187,444	(1,185,650)	1,794	—	—	—	—
	Government Bond:															
	Center Government Bonds	Short-term investments	—	—	—	288,130	—	5,514,680	—	5,856,659	(5,802,810)	53,849	—	—	—	—
	Convertible Bond: Optoma Corp.	Short-term investments	—	—	1,800	180,000	—	—	(1,400)	243,127	(140,000)	103,127	(400)	(40,000)	—	—
	Stock:															
	Taiwan Cellular Corp.	Short-term investments	—	—	4,114	171,698	3,024	114,029	(2,449)	83,237	(92,216)	(8,979)	1,034	—	5,723	193,511
	Unimicron Technology Corp.	Short-term investments	—	—	875	29,479	7,519	230,428	(2,740)	83,009	(92,323)	9,314	312	—	5,966	167,584
	Formosa Chemicals & Fiber Corp.	Short-term investments	—	—	—	—	3,459	117,473	(2,409)	80,414	(79,030)	1,384	—	—	1,050	38,443
	Eternal Chemicals & Electronic Corp.	Short-term investments	—	—	—	—	4,771	117,874	(3,746)	94,001	(91,323)	2,678	95	—	1,120	26,551
	Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	—	—	—	—	3,065	182,016	(2,593)	158,138	(157,488)	650	28	—	500	24,528
	Bonkon (Thailand) Bank	Short-term investments	—	—	2,080	155,846	830	43,639	(2,530)	129,023	(174,870)	(45,847)	—	(6,265) (Note 2)	380	18,350

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Compal Electronics Inc.	Short-term investments	–	–	2,027	$ 84,903	1,774	$ 51,455	(4,030)	$ 143,411	($ 131,548)	11,863	385	$ –	156	$ 4,810
	Uni-President Enterprise Corp.	Short-term investments	–	–	72,370	1,720,417	–	–	(72,575)	980,452	(1,720,417)	(739,965)	205	–	–	–
	United Microelectronics Corp.	Short-term investments	–	–	–	–	3,487	148,294	(3,487)	140,298	(148,294)	(7,996)	–	–	–	–
	Nan Ya Plastics Corp.	Short-term investments	–	–	1,776	105,398	600	19,593	(2,376)	82,483	(124,991)	42,508	–	–	–	–
	Sunplus Techology Co., Ltd.	Short-term investments	–	–	–	–	1,226	111,406	(1,271)	100,669	(111,406)	(10,737)	45	–	–	–
	President International Development Corp. (BVI)	Long-term investments	Capital increase	–	118,449	5,070,297	14,574	501,327	–	–	–	–	–	(233,521)	133,023	5,338,103
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	279,001	3,105,302	–	–	(63,822)	843,082	(718,855)	125,007	–	(6,578)	215,179	2,379,869
	President Life Sciences Co., Ltd.	Long-term investments	–	–	150,000	1,507,920	15,000	150,000	–	–	–	–	–	(304,456)	165,000	1,353,464
	Tung Yu Investment Corp.	Long-term investments	New establish-ment	–	–	–	26,050	260,500	–	–	–	–	–	(294)	26,050	260,206
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	–	–	–	21,247	212,474	–	–	–	–	–	(43,178)	21,247	169,296
	Tong Shuo Investment Corp.	Long-term investments	New establish-ment	–	–	–	11,140	150,000 (Note 4)	–	–	–	–	–	24	11,140	150,024
	Tong Cheng Investment Corp.	Long-term investments	New establish-ment	–	–	–	11,140	111,400	–	–	–	–	–	(72)	11,140	111,328
resident	Beneficiary Certificites:															
Kikkoman Inc.	The First Global Investment Trust Duo Libond Fund	Short-term investments	–	–	725	11,039	9,635	149,000	(10,360)	160,424	(160,039)	385	–	–	–	–

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
resident Asia	Stock:															
nterprises Inc.	T&T Supermarket Inc.	Long-term investments	(Note 5)	(Note 5)	—	CAN$ 5,278	—	$ —	—	CAN$ 12,000	(CAN$ 2,965)	CAN$9,035	—	CAN$ 1,124	—	CAN$ 3,437
IM Service	Beneficiary Certificites:															
Uni-President Co., Ltd.	Home Run Fund	Short-term investments	—	—	7,775	99,500	6,473	84,441	(8,897)	115,941	(114,461)	1,480	—	—	5,351	694,480
resident Chain	Beneficiary Certificites:															
Store Corp.	James Bond Fund	Short-term investments	—	—	2,271	32,000	306,307	4,436,000	(308,578)	4,474,285	(4,468,000)	6,285	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	283,048	3,720,000	(283,048)	3,725,527	(3,720,000)	5,527	—	—	—	—
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	—	—	—	—	83,541	1,194,000	(83,541)	1,196,113	(1,194,000)	2,113	—	—	—	—
	Asia – Pacific Bond Fund	Short-term investments	—	—	—	—	71,949	849,000	(71,949)	852,393	(849,000)	3,393	—	—	—	—
	Grand Cathey Bond Fund	Short-term investments	—	—	3,801	45,000	56,853	688,000	(60,654)	734,742	(733,000)	1,742	—	—	—	—
	Jih Sun Bond Fund	Short-term investments	—	—	—	—	52,686	666,000	(52,686)	667,201	(666,000)	1,201	—	—	—	—
	Tiim Bond Fund	Short-term investments	—	—	6,992	90,000	49,066	648,000	(56,058)	741,796	(738,000)	3,796	—	—	—	—
	Long River Bond Fund	Short-term investments	—	—	—	—	58,528	635,000	(58,528)	639,367	(635,000)	4,367	—	—	—	—
	Financial Return Bond Fund	Short-term investments	—	—	—	—	38,711	528,000	(38,711)	529,581	(528,000)	1,581	—	—	—	—
	NTIC Bond Fund	Short-term investments	—	—	—	—	3,212	495,989	(3,212)	496,639	(495,989)	650	—	—	—	—
	Solomon Bond Fund	Short-term investments	—	—	13,396	140,000	41,766	448,000	(55,162)	592,101	(588,000)	4,101	—	—	—	—
	Cathay Bond Fund	Short-term investments	—	—	—	—	35,992	388,000	(35,992)	388,392	(388,000)	392	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Prudential Bond Fund	Short-term investments	—	—	7, 632	$ 108, 000	26, 629	$ 382, 010	(34, 261)	$ 493, 965	($ 490, 010)	$ 3, 955	—	$ —	—	$ —
	Trustwell Bond Fund	Short-term investments	—	—	7, 747	90, 000	29, 582	350, 000	(37, 329)	442, 172	(440, 000)	2, 172	—	—	—	—
	The Forever Fund	Short-term investments	—	—	17, 474	230, 000	25, 935	349, 000	(43, 409)	584, 081	(579, 000)	5, 081	—	—	—	—
	Shinkong Chi-Shin Fund	Short-term investments	—	—	—	—	24, 369	328, 000	(24, 369)	328, 149	(328, 000)	149	—	—	—	—
	Ta-chong Bond Fund	Short-term investments	—	—	4, 207	50, 000	24, 625	298, 000	(28, 832)	349, 301	(348, 000)	1, 301	—	—	—	—
	Union Bond Fund	Short-term investments	—	—	—	—	23, 716	289, 000	(23, 716)	289, 637	(289, 000)	637	—	—	—	—
	Sheng Hua 1699 Bond Fund	Short-term investments	—	—	7, 118	80, 000	18, 855	215, 000	(25, 973)	299, 170	(295, 000)	4, 170	—	—	—	—
	Truswell Premier Fund	Short-term investments	—	—	—	—	20, 415	210, 000	(20, 415)	210, 717	(210, 000)	771	—	—	—	—
	Duo Li Fund	Short-term investments	—	—	6, 752	90, 000	11, 926	160, 000	(18, 678)	252, 161	(250, 000)	2, 161	—	—	—	—
	Kirin Bond Fund	Short-term investments	—	—	9, 497	95, 000	14, 659	150, 000	(24, 156)	248, 254	(245, 000)	3, 254	—	—	—	—
	KGI Kai-Hsuan Bond Fund	Short-term investments	—	—	—	—	11, 975	120, 000	(11, 975)	120, 224	(120, 000)	224	—	—	—	—
	Prudential Well Pool Fund	Short-term investments	—	—	—	—	12, 820	150, 000	(12, 820)	150, 093	(150, 000)	93	—	—	—	—
	Barits Bond Fund	Short-term investments	—	—	8, 651	96, 000	8, 907	100, 000	(17, 558)	197, 669	(196, 000)	1, 669	—	—	—	—
	Fuh-Hwa Albatross Fend	Short-term investments	—	—	—	—	9, 728	100, 000	(9, 728)	101, 787	(100, 000)	1, 787	—	—	—	—
	Far Easter Ailliance Taiwan Bond Fund	Short-term investments	—	—	4, 792	48, 000	8, 931	90, 000	(13, 723)	138, 068	(138, 000)	68	—	—	—	—
	Cash Reserves	Short-term investments	—	—	2, 837	30, 000	6, 354	69, 000	(9, 191)	100, 116	(99, 000)	1, 116	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Financial Return Fund	Short-term investments	–	–	22,928	290,202	–	–	(22,928)	291,497	(290,202)	1,295	–	–	–	–
	Stock:															
	President Chain Store (BVI) Holding Ltd.	Long-term investments	Capital increase	–	37,443	1,179,960	8,962	313,699	–	–	–	–	–	(204,317)	46,405	1,289,342
	Presicarre Corp.	Long-term investments	(Note 6)	(Note 6)	–	–	36,208	3,729,448	–	–	–	–	–	–	36,208	3,729,448
	President Transnet Corp.	Long-term investments	Capital increase	–	39,600	161,680	32,400	324,000	–	–	–	–	–	(328,123)	72,000	157,557
	Digital United Holdings Ltd.	Long-term investments	(Note 5)	(Note5)	–	–	2,400	133,720	–	–	–	–	2,400	(133,720) (Note 7)	–	–
	Tong-Jeng Development Corp.	Long-term investments	Capital increase	–	–	–	50,000	625,000	–	–	–	–	–	–	50,000	625,000
Tung Ho Development Co., Ltd.	Beneficiary Certificites:															
	Urion Bond Fund	Short-term investments	–	–	–	–	9,349	104,800	(9,349)	104,843	(104,800)	43	–	–	–	–
	James Bond Fund	Short-term investments	–	–	–	–	7,298	104,000	(7,298)	104,026	(104,000)	26	–	–	–	–
Uni-President Oven Bakery Corp.	Home Run Fund	Short-term investments	–	–	4,822	61,219	13,601	176,803	(15,098)	195,664	(194,202)	1,462	–	–	3,325	43,820
President Packaging Ind. Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	–	–	212	3,000	15,324	222,000	(12,992)	188,234	(188,000)	234	–	–	2,544	37,000
Uni-President Cold-Chain Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	–	–	2,762	39,000	246,974	3,552,000	(238,680)	3,435,217	(3,430,354)	4,863	–	–	11,056	160,646
	Prubential Bond Fund	Short-term investments	–	–	–	–	22,717	330,000	(22,717)	330,321	(330,000)	321	–	–	–	–

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	—	—	1,721	$ 22,074	11,661	$ 150,000	(13,382)	$ 172,232	($ 172,074)	$ 158	—	$ —	—	$ —
	Ta-chong Bond Fund	Short-term investments	—	—	—	—	11,650	140,000	(11,650)	140,151	(140,000)	151	—	—	—	—
	Yuanda Duo Li Fund	Short-term investments	—	—	—	—	9,701	150,000	(9,701)	150,159	(150,000)	159	—	—	—	—
	Yuanda Duo Li II Fund	Short-term investments	—	—	229	3,062	7,391	100,000	(7,620)	103,161	(103,062)	99	—	—	—	—
	The Wai Tai Securities Investment Trust Fund	Short-term investments	—	—	—	—	7,607	100,000	(7,607)	100,090	(100,000)	90	—	—	—	—
Retail Support International Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	88	1,125	600,776	7,841,160	(578,785)	7,555,562	(7,551,027)	4,535	—	—	22,069	291,258
	James Bond Fund	Short-term investments	—	—	7,918	111,966	542,155	7,795,445	(538,463)	7,742,947	(7,738,680)	4,267	—	—	11,610	168,731
	NITC Taiwan Bond Fund	Short-term investments	—	—	1	157	200,934	3,206,780	(20,935)	3,208,691	(3,206,937)	1,754	—	—	—	—
President Enterprises (China) investment Co., Ltd.	Stock:															
	Nanchang President Enterprises Co., Ltd.	Long-term investments	New establishment	—	—	—	RMB48,800	—	—	—	—	—	—	(RMB 578)	—	RMB 48,222
Kai Yu (BVI) Investment Co., Ltd.	Beneficiary Certificites:															
	ABN Capital Protected Unit	Short-term investments	—	—	110	US 11,220	284	US 28,641	(110)	US 14,160	(US 11,220)	US 2,940	—	—	284	US 28,641
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	—	—	175	US 17,955	—	—	—	—	—	—	175	US 17,955
	Stock:															
	Fuzhou President Enterprises Co., Ltd.	Long-term investments	Capital increase	—	—	US 1,432	—	US 8,500	—	—	—	—	—	(US 814)	—	US 9,118

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Vender Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	1,171	$ 15,000	13,110	$ 172,000	(12,537)	$ 164,315	($ 164,000)	$ 315	—	$ —	1,744	$ 23,000
	Duo Li Fund	Short-term investments	—	—	—	—	18,602	289,000	(18,602)	289,441	(289,000)	441	—	—	—	—
	Prudential Bond Fund	Short-term investments	—	—	—	—	11,681	169,000	(11,681)	169,221	(169,000)	221	—	—	—	—
President International (BVI) Co., Ltd.	Stock:															
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	—	—	US 46,467	—	US 2,900	—	—	—	—	—	(US 119)	—	US 49,248
	Accuary Inc.	Long-term investments	Capital increase	—	4,833	US 11,500	3,000	US 3,000	—	—	—	—	—	(US 4,959)	7,833	US 9,541
	Presiclerc Ltd.	Long-term investments	(Note 5)	(Note 5)	4,750	US 4,750	—	—	(4,750)	US 4,992	(US 4,750)	US 242	—	—	—	—
President Life Sciences Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Long-term investments	Capital increase	—	20,250	634,745	4,800	167,046	—	—	—	—	—	(278,211)	25,050	523,580
Tung Yu Investment Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	—	—	22,500	259,875	—	—	—	—	—	—	22,500	259,875
Tong Shuo Investment Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 8)	(Note 8)	—	—	10,000	111,300	—	—	—	—	—	—	10,000	111,300
Tong Cheng Investment Corp.	Stock:															
	Tonpal Optoelectronics	Long-term investments	(Note 8)	(Note 8)	—	—	10,000	111,300	—	—	—	—	—	—	10,000	111,300
President Chain Store (BVI) Holding Ltd.	Stock:															
	T & T supermarket Inc.	Long-term investments	(Note 9)	(Note 9)	—	—	—	US 7,537	—	—	—	—	—	(US 549)	—	US 6,988

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Presiclerc Ltd.	Long-term investments	(Note 10)	(Note 10)	—	$ —	6,175	US$ 6,418	—	$ —	$ —	$ —	—	(US$ 3,703)	6,175	US$ 2,715
	Digital United Holdings Ltd.	Long-term investments	(Note 1)	(Note 1)	2,400	US 3,909	—	—	(2,400)	US 3,909	(US 3,909)	—	—	—	—	—
Wisdom	Beneficiary Certificites:															
Distribution Services Corp.	Jamrs Bond Fund	Short-term investments	—	—	—	—	28,052	406,000	(24,678)	357,429	(357,000)	429	—	—	3,374	49,000
	Union Bond Fund	Short-term investments	—	—	3,148	35,000	61,257	693,000	(60,642)	686,126	(685,000)	1,126	—	—	3,763	43,000
	Long River Bond Fund	Short-term investments	—	—	—	—	91,341	1,000,000	(91,341)	1,001,030	(1,000,000)	1,030	—	—	—	—
	Cash Reserves Bond Fund	Short-term investments	—	—	—	—	11,181	121,000	(11,181)	121,246	(121,000)	246	—	—	—	—
	Central Diamond Bond Fund	Short-term investments	—	—	—	—	10,136	107,000	(10,136)	107,061	(107,000)	61	—	—	—	—
President	Beneficiary Certificites:															
Musashino Corp.	Home Run Fund	Short-term investments	—	—	—	—	316,762	4,130,000	(294,040)	3,837,690	(3,830,000)	7,690	—	—	22,722	300,000
	ING CHE Taiwan Fund	Short-term investments	—	—	—	—	18,038	200,000	(18,038)	200,182	(200,000)	182	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	6,890	100,000	(6,890)	100,133	(100,000)	133	—	—	—	—
President	Beneficiary Certificites:															
Drugstore Business Corp.	Phoenix Bond Fund	Short-term investments	—	—	—	—	19,656	273,550	(14,710)	204,789	(203,550)	1,239	—	—	4,946	700,000
	Kirin Bond Fund	Short-term investments	—	—	400	4,000	14,745	150,000	(15,145)	154,799	(154,000)	799	—	—	—	—
	Long River Bond Fund	Short-term investments	—	—	—	—	11,444	125,000	(11,444)	125,156	(125,000)	156	—	—	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	—	—	—	$ —	8,628	$ 111,000	(8,628)	$ 111,106	($ 111,000)	$ 106	—	$ —	—	$ —
President Logistics International Corp.	Beneficiary Certificites:															
	Jamrs Bond Fund	Short-term investments	—	—	2,320	32,657	16,673	240,760	(16,302)	235,238	(234,286)	952	—	—	2,691	39,131
	Home Run Fund	Short-term investments	—	—	3,180	40,841	15,983	209,020	(17,812)	232,742	(232,037)	705	—	—	1,351	17,824
Qingdao President Feed & livestock Co., Ltd.	Stock:															
	San Tong Wanfu (Qingdao) Food Co., Ltd.	Long-term investments	—	—	—	RMB 24,831	—	—	—	—	—	—	—	—	—	RMB 24,831

(Note 1) The counter party is President Chain Store Corp., which is a subsidiary accounted under the equity method.

(Note 2) Transferred from Long-term investrnents to short-term investments, and recognized loss price decline.

(Note 3) The counter partys are Tong Shuo Investment Corp., Tong Cheng Investment Corp., Tong Yu Investment Corp. and Chiao Tung Bank , Tong Shuo Investment Corp., Tong Cheng Investment Corp. and Tong Yu Investment Corp. are President International Development Corp's subsidiaries accounted under the equity method.

(Note 4) Including proceeds from shares prepaid $38,600.

(Note 5) The counter party is President Chain Store (BVI) Holding Ltd., which is President Chain Store's subsidiary accounted under the equity method.

(Note 6) The counter is Uni-President Enterprises Corp..

(Note 7)Transferred to the stocks of Digital United Inc.

(Note 8) The counter party is President International Development Corp., which is a subsidiary accounted under the equity method.

(Note 9) The counter party is President Asia Enterprise Inc., which is a subsidiary accounted under the equity method.

(Note 10) The counter party is President International Investment (BVI) Co., Ltd. which is President International Development Corp.'s subsidiary accounted under the equity method and new company.

5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Selling price	Status of Payment paid	Name of the Couterparty	Relationship	If the counter party is a related party, information as to the transation of the property is disclosed below: Owner	The relationship of the original owner with the Company	Date of the original transaction	Amount	Reason for acquisition of properties and the status of the properties	The basis or reference used in deciding the price	Other commitments
Uni-President Cold-Chain Corp.	Land, Building and other equipment	3/11/2002	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	Uni-President Enterprises Corp.	The Company	Li Bar Bottery Manufacture Corp.	—	8/14/1998	$ 127, 975	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—
Tong-Jeng Development Corp.	Construction in progress — shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	209, 879	Paid twenty shilling in the pound	President International Development Corp.	Subsidiary accounted by equity method	—	—	—	—	Integrating resources of group, and building shopping mall.	Selling at negotiated price	—

(6) Disposal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Type of Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment received	Gain(Loss) on disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterpries Corp.	Land, Buildings and other equiment	3/11/2002	8/14/1998	$ 255, 748	$ 257, 557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	$ 1, 809	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—
President International Development Corp.	Construction in progress — shopping Mall of Uni-President Dream Parks Corp.	12/30/2002	None	200, 879	209, 879	Receiced twenty shilling in the pound	—	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Integrating resources of group, and buiding shopping mall	Selling at negotiated price	—

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 709,765	3%	One month	—	—	($ 63,671)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchases	480,711	2%	Close its account 30-45 days within the end of each month	—	(Note 1)	(56,639)	(4)	—
			Sales	235,763	1%	About one month after sales	—	(Note 2)	7,248	—	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchases	420,542	2%	One month	—	—	(42,336)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchases	307,311	1%	15 day after sales	—	(Note 1)	(26,781)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	170,005	1%	50 days	—	(Note 1)	(22,393)	(1)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	4,878,071	15%	Close its account 40 days within 10 days (For the three months ended March 31, 2002. was 10 days after sales)	—	(Note 2)	396,386	9	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	4,233,571	13%	Close its account 40 days within the end of each month	—	(Note 2)	417,652	10	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	$ 2,487,904	8%	Close its account 30 days within the end of each month (For the three months ended was 20 days within the end of each month)	—	(Note 2)	$ 314,470	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	1,136,533	4%	About 2 months after sales	—	(Note 2)	237,005	6	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	1,110,273	4%	About 2 months after sales	—	(Note 2)	122,061	3	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	508,641	2%	About 2 months after sales	—	(Note 2)	109,480	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	458,478	1%	About 2 months after sales	—	(Note 2)	67,148	2	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	451,982	1%	About 2 months after sales	—	(Note 2)	89,244	2	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 409, 207	1%	About 2 weeks after sales	—	(Note 2)	$ 23, 292	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	404, 951	1%	About 2 months after sales	—	(Note 2)	65, 657	2	—
	Ding –Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	389, 911	1%	About one month after sales	—	(Note 2)	16, 041	—	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	369, 639	1%	About one month after sales	—	(Note 2)	25, 827	1	—
	Hsin Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	291, 186	1%	About 2 weeks after sales	—	(Note 2)	8, 511	—	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	236, 517	1%	About 2 months after sales	—	(Note 2)	55, 477	1	—
	Xin Ya Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	207, 340	1%	About 2 months after sales	—	(Note 2)	39, 081	1	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Tung-Tse Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Sales	$ 199, 364	1%	About 2 months after sales	—	(Note 2)	$ 32, 769	1	—
	Lien Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	178, 934	1%	About 2 weeks after sales	—	(Note 2)	4, 546	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	Sales	129, 335	—	About one month after sales	—	(Note 2)	22, 731	1	—
	Tung Sam Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	114, 181	—	About one month after sales	—	(Note 2)	10, 905	—	—
	Lien Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	106, 411	—	About 2 weeks after sales	—	(Note 2)	3, 816	—	—
	Jian Hua Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 792	—	About 2 weeks after sales	—	(Note 2)	4, 860	—	—
	Jian Fu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	103, 348	—	About 2 weeks after sales	—	(Note 2)	4, 682	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Yuan Xin Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 101, 520	—	About one month after sales	—	(Note 2)	$ 9, 690	—	—
	Hua Zuo Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 343	—	About one month after sales	—	(Note 2)	10, 766	—	—
	Tung Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	100, 076	—	About 2 weeks after sales	—	(Note 2)	9, 140	—	—
Nanlien International Corp.	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	731, 203	20%	10～60 days	—	—	153, 149	42	—
	U－Chains Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	183, 316	5%	10～60 days	—	—	7, 814	2	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	147, 195	4%	10～60 days	—	—	36, 938	10	—
	Nella Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	142, 446	4%	10～60 days	—	—	6, 641	2	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	$ 31,875,551	63%	10～40 days	(Note 3)	—	($2,519,436)	(49)	—
			Other operating revenue	216,053	23%	10～40 days		—	11,684	5	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	7,582,428	15%	15～30 days	(Note 3)	—	(580,454)	(11)	—
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	2,867,407	6%	15～35 days	(Note 3)	—	(436,322)	(8)	—
	Uni-President Enterprises Corp.	The Company	Purchases	2,487,904	5%	30～40 days	—	—	(314,470)	(6)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	768,257	2%	Close its account 25 days within the end of each month	—	—	(55,177)	(1)	—
	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	338,581	1%	Close its account 15 days within the end of each month	—	—	(36,886)	(1)	—
Ton Yi Industrial Corp.	Toyota Tsusho Corp.	The subsidiary of Ton Yi Industrial Corp. is its director	Purchases	622,839	7%	the same as regular	—	—	(5,883)	(2)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	$ 3, 439, 198	24%	the same as regular	—	—	$ 1, 008, 133	70	—
	TTET Union Corp.	Subsidiary accounted by equity method	Sales	225, 100	2%	the same as regular	—	—	21, 521	2	—
	Uni-President Enterprises Corp.	The Company	Sales	170, 005	1%	the same as regular	—	—	22, 393	2	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	4, 233, 571	62%	40 days	—	15~50 days	(417, 652)	(51)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	7, 582, 428	98%	30 days	(Note 4)	—	580, 454	95	—
President Coffee Corp.	Starducks Coffee International Inc.	The subsidiary of President Coffee Corp. is its director	Purchases	163, 600	24%	Close its account 30 days within the end of each month	—	—	(26, 123)	(22)	—
Retail Support International Corp.	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	1, 520, 663	5%	15～45 days	—	—	(185, 468)	(4)	—
	Uni-President Enterprises Corp.	The Company	Purchases	1, 110, 273	4%	30～45 days	—	—	(122, 061)	(3)	—
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	550, 077	2%	15～45 days	—	—	(73, 239)	(2)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Purchases	$ 216,053	1%	30 days	—	—	($ 11,684)	—	—
			Sales	31,875,551	99%	30～45 days	—	—	2,519,436	100	—
	Presuident Packaging Ind.	Subsidiary accounted by equity method	Purchases	113,864	—	12～45 days	—	—	(20,503)	—	—
Union Chinese Corp.	Lei Po Enterprises Co., Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	137,005	24%	Close its account 52 days within the end of each month	—	—	49,777	67	—
Tung Sheng Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	451,982	93%	Close its account 60 days within the end of each month	—	—	(89,244)	(94)	—
Tung-Tse Corp.	Uni-President Enterprises Corp.	The Company	Purchases	199,364	99%	Close its account 60 days within the end of each week	—	—	(32,769)	(99)	—
Tun Hsiang Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	1,136,533	54%	Close its account 60 days within the end of each month	—	—	(237,005)	(51)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	804,254	38%	Close its account 40 days within the end of each month	—	—	(187,224)	(40)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Nailien International Corp	Subsidiary accounted by equity method	Purchases	$ 147,195	7%	Close its account 60 days within the end of each month	—	—	($ 36,938)	(8)	—
	Presicarre Corp.	Subsidiary accounted by equity method	Sales	359,699	16%	Close its account 60 days within the end of each month	—	—	80,102	17	—
Tung Yu Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	409,207	51%	12 days	—	—	(23,292)	(54)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	369,346	46%	12 days	—	—	(15,910)	(37)	—
Hsin Tung Enterprises Co., Ltd.	Uni-President Enterprises Corp.	The Company	Purchases	291,186	62%	15 days	—	—	(8,511)	(56)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Purchases	173,825	37%	15 days	—	—	(6,573)	(44)	—
Tung Shun Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	508,641	97%	Close its account 60 days within the end of each month	—	—	(109,480)	(98)	—
Tung Yi Food Corp.	Uni-President Enterprises Corp.	The Company	Purchases	236,517	98%	Close its account 60 days within the end of each month	—	—	(55,477)	(98)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Lei Po Enterprises Co., Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	$ 731, 203	74%	Close its account 60 days within the end of each month	—	—	($ 153, 149)	(74)	—
	Union Chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	137, 005	14%	Close its account 52 days within the end of each month	—	—	(49, 777)	(24)	—
	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Purchases	108, 067	11%	Close its account 60 days within the end of each month	—	—	(4, 320)	(2)	—
Nella Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	142, 446	37%	Close its account 60 days within the end of each month	—	—	(6, 641)	(4)	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	US 99, 847	100%	—	—	—	(US 25, 047)	(86)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 55, 630	55%	—	—	—	US 12, 605	32	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 44, 178	44%	—	—	—	US 26, 871	68	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB$ 89,984	10%	(Note 5)	—	(Note 5)	(RMB$ 3,293)	(5)	—
			Sales	RMB 35,338	3%	(Note 5)	—	(Note 5)	RMB 1,459	2	—
	Wuhan President Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 34,053	3%	(Note 5)	—	(Note 5)	—	—	—
	Beijing President Enterprises Prinjs & food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 32,198	3%	(Note 5)	—	(Note 5)	—	—	—
	Chengdu President Enterprises Fund Corp., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 33,096	3%	(Note 5)	—	(Note 5)	—	—	—
Chengdu President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 33,096	7%	(Note 5)	—	(Note 5)	—	—	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Sales	RMB 49,767	42%	30～120 days	—	—	—	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises CO., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB$ 32, 732	10%	(Note 5)	—	(Note 5)	RMB$ 4, 717	40	—
Guangzhou President Enterprises Co., Ltd.	Fuchou President Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 154, 918	18%	(Note 5)	—	(Note 5)	RMB 8, 049	20	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 35, 338	16%	(Note 5)	—	(Note 5)	(RMB 1, 459)	(13)	—
			Sales	RMB 89, 984	35%	(Note 5)	—	(Note 5)	RMB 3, 293	78	—
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co., Ltd. (accounted by equity method)	Purchases	RMB 34, 534	7%	(Note 5)	—	(Note 5)	(RMB 1, 515)	(5)	—
			Sales	RMB 66, 087	9%	(Note 5)	—	(Note 5)	RMB 15, 367	52	—
	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 34, 053	7%	(Note 5)	—	(Note 5)	—	—	—
Xinjiang President Enterprises Food Co., Ltd.	Nella Limited	A subsidiary of Nanlien International (accounted by equity method)	Sales	RMB 26, 733	30%	50~90 days	—	—	RMB 4, 173	64	—
Harbin President Enterprises Co., Ltd.	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 32, 732	41%	(Note 5)	—	(Note 5)	RMB 4, 717	69	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US$ 55, 630	91%	—	—	—	(US$ 12, 605)	(94)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 44, 178	88%	—	—	—	(US 26, 871)	(88)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Sales	US 8, 229	12%	—	—	—	US 2, 656	26	—
Wuxi To Yi Indnstrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Caynan President Holdings Ltd. (accounted by equity method)	Purchases	US 8, 229	84%	—	—	—	(US 2, 656)	(45)	—

(Note 1): The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales, animal feed within 60～75 days after sales and foodstuff within 10～15 days after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold–Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): The sales of Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(Note 5) :The Credit term of Parties closed its account 30 days within the end of each month. To sale (purchase) make collections (payment) next month. The sales of regular customers paid on delivery. The terms of purchases were the same with regular customers.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

The name of the Company	Name of the counter party	Relationship	Ending balance Accounts	Ending balance Amounts	Turnover rate	Deferred balance Amounts	Deferred balance Resolve method	Subsequent balance	Allowance for doubtful amounts
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	$ 417,652	12.57	$ —	—	$ 417,650	$ —
			Other Receivables	401	—	—	—	401	—
	Tung Ang Entrprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts Receivable	396,386	22.47	—	—	396,063	—
			Other Receivables	36,370	—	—	—	36,370	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	314,470	10.07	—	—	314,384	—
			Other Receivables	169	—	—	—	169	
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	237,005	3.86	—	—	237,005	—
			Other Receivables	14,274	—	—	—	14,274	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	122,061	6.24	—	—	53,047	—
			Other Receivables	500	—	—	—	500	
	Tung Shun Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	109,480	5.22	—	—	106,580	—
			Other Receivables	378	—	—	—	378	—

The name of the Company	Name of the counter party	Relationship	Ending balance			Turnover rate	Deferred balance		Subsequent balance		Allowance for doubtful amounts
			Accounts		Amounts		Amounts	Resolve method			
Nanlien International Corp.	Lien Bo Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$	153,149	9.21	$ —	—	$	—	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (Note 1)		254,767	—	—	—		—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable		11,684	—	—	—		11,684	—
			Other Receivables		251,657	—	—	—		249,711 (Note 2)	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable		1,008,133	3.43	—	—		418,953	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable		580,454	14.42	—	—		580,454	—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company . (accounted by equity method)	Accounts Receivable		2,519,436	16.00	—	—		2,481,921	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US	12,605	3.71	—	—	US	4,495	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US	26,871	2.18	—	—	US	7,579	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Other Receivables	US	5,021	—	—	—	US	20	—

The name of the Company	Name of the counter party	Relationship	Ending balance			Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts		Amounts		Amounts	Resolve method		
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US$	8, 509	—	$ —	—	$ —	$ —
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US	7, 326	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables		111, 254	—	—	—	—	—
Hong Kong Ton Yi Industrial Holding Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—

(Note 1) It is receivables from refund of capital investment.

(Note 2) The balance of $1,946 is receivable commission revenue of pey – ethylene terephthalate The amount will be received after authenticating by enviromentalist protection agency.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. — Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	December 31,2002		
	Contract amount		
Derivative financial instrument	(Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	50, 000	$ —

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US$ 50,000.

(b). The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2002, net liabilities to US$1,419 resulted from the Interest Rate Swap contracts recorded as other current liabilities.

f. Fair value of the derivative financial instruments

Derivative financial instruments	December 31,2002 Book Value		December 31,2002 Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	1,419)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Derivative financial instruments	December 31,2002 Contract amount (Notional principals amount)		December 31,2002 Credit risk	
Advance Purchase Forward Foreign Exchange Contracts－USD/JPY	US$	3,000	$	–
Advance Booking Forward Foreign Exchange Contracts－JPY/USD	JPY	310,000		–
Advance Booking Forward Foreign Exchange Contracts－USD	US	35,890		–
Foreign Currency Option－USD/NTD	US	47,360		26,775
Foreign Currency Option－USD/JPY	US	77,000		–
Foreign Currency Cp－JPY/USD	JPY	1,860,000		–
Currency Swap Contract－USD/NTD	US	211,170		16,660
	NTD	7,278,775		
Currency Swap Contract－JPY/USD	JPY	1,923,500		–
	US	15,744		

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to December 31, 2002, the Company estimated that before January 23, 2003,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $3,000, and cash outflows of JPY$370,460. Before December 18, 2003, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of $1,231,146 and cash outflow of US$33,310.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$209,494 and cash outflows of $6,689,623 and JPY $1,923,500.

As of December 31, 2002, the above Advance Purchases Forward Foreign Exchange Contracts generated cash inflows of US$40,020 and cash outflows of 1,379,751 before August 23, 2002, and the Currency Swap Contract generated cash inflows of US$152,047 and cash outflows of $5,220,255 before December 31, 2002. The Company estimated it will generate cash inflows of US$45,000 and cash outflows of $1,515,950 before July 45, 2004. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2002	
Advance Purchase Forward Foreign Exchange contract－USD	($ 4,295)	(Note 1)
Advance Booking Forward Foreign Exchange contract－JPY/USD	(1,163)	(Note 2)
Advance Booking Forward Foreign Exchange contract－USD	(16,031)	(Note 3)
Foreign Currency Option－USD/NTD	26,775	(Note 4)
Foreign Currency Option－USD/JPY	(80,030)	(Note 5)
Foreign Currency Option－JPY/USD	(1,744)	(Note 6)
Currency Swap Contract－USD/NTD	16,660	(Note 7)
Currency Swap Contract－JPY/USD	(16,472)	(Note 8)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract － USD is $4,295 which are recorded as other current liabilities. The Advance Purchase Forward Foreign premium unamortization of $136 is recorded as prepayments and other current assets, and the exchange loss of $4,431 is recorded as non-operating expense.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract－JPY/USD is $1,163 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $1,290 is recorded as other current liabilities, and the exchange loss of $2,453 is recorded as non-operating expense.

(Note 3) The net receipts in Advance Booking Forward Foreign Exchange Contract － USD is $16,031 which are recorded as other current liabilities. The Advance Booking Forward Foreign discount unamortization of $641 is recorded as prepayments and other current assets, and the exchange loss of $15,390 is recorded as non-operating expense.

(Note 4) The net receipts on Foreign Exchange Option-USD of $26,775 which are recorded as decrease of other current liabilities, and the exchange gain of $26,775 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 5) The net receipts on Foreign Exchange Option-JPY of $80,030 which are recorded as other current liabilities, and the exchange loss of $80,030 are recorded as non-operating expense-foreign exchange loss.

(Note 6) The net receipts on Foreign Exchange Option －JPY/USD of $1,744 which are recorded as decrease of other current liabilities, and the exchange loss of $1,744 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 7) The net receipts on Currency Swap Contract—USD/NTD of $16,660 which are recorded as decrease of other current liabilities of $22,760 and decrease of other liabilities of $6,100, respectively. The Advance Purchases Forward Foreign premium unamortization of $3,419 is recorded as other current liabilities, the Advance Purchases Forward Foreign discount unamortization of $311 is recorded as prepayment and other current assets, and the exchange gain of $107,022 are recorded as non-operating expense – foreign exchange loss.

(Note 8) The net receipts on Currency Swap Contract—JPY/USD of $16,472 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $5,619 is recorded as other current liabilities, and the exchange loss of $22,091 is recorded as non-operating expense-foreign exchange loss.

f. Fair value of derivative financial instruments.

	December 31,2002	
Derivative financial instruments	Book value	Fair value
Advance Purchase (Booking) Forward Foreign Exchange Contract	($ 21, 489)	($ 21, 489)
Foreign Currency Option	(54, 999)	(54, 999)
Currency Swap Contract	188	188

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the Company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

		December 31,2002		
Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD	43, 860	$ —
		JPY	5, 000, 000	—
	Advance Booking Forward	JPY	3, 300, 000	—
		USD	27, 271	—

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 24, 2003, the above Currency Swap Contract will generate cash inflows of JPY$1,700,000 and cash outflows of US$16,589. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract and Advance Booking Forward were offseted. As of December 31, 20032, net liabilities to US$1,701 and US$554 resulted from the Currency Swap Contract and Advance Booking Forward were recorded as other current liabilities.

f. Fair value of the financial instruments.

		December 31,2002	
Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi	Currency Swap Contract	(US$ 1,701)	(US$ 1,701)
Industrial Holdings Ltd.	Advance Booking Forward	(US$ 554)	(US$ 554)

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2 Related information on investee companies (Units in thousands of currencies indicated)

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 1,750,530	$ 218,730	45,012	100.00%	$ 3,016,434	($ 129,863)	($ 129,863)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3,828,373	3,209,479	118,060	100.00%	569,309	(113,915)	(113,915)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	417,204	(22,579)	30,047	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	350,691	(460,323)	(457,098)	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147,250	147,250	500	100.00%	318,827	8,790	8,125	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397,366	397,366	36,000	100.00%	317,851	(56,459)	(79,069)	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	232,944	2,610	(10,498)	Subsidiary
	Tone Sang Construction Corp.	Tainan Hsien	Construction on buildings	478,030	293,030	19,800	100.00%	146,382	(46,256)	(46,314)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	996,535	160,304	177,148	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	805,630	(16,637)	(10,238)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	7,525,095	(923,227)	(513,377)	Subsidiary

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	$ 40,808	$ 40,808	6,120	51.00%	$ 118,538	$ 60,809	$ 28,334	Subsidiary
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	45,000	45,000	6,000	50.00%	144,876	65,543	31,154	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,787,049	4,659,640	344,236	44.59%	5,487,271	2,592,340	(919,521)	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,169,548	163,417	(76,944)	—
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1,500,000	1,500,000	150,000	42.86%	1,465,140	(22,720)	(11,458)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	151,010	100,479	36,528	42.18%	132,961	(450,433)	(180,451)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	534,324	40,887	37.36%	476,436	25,592	6,614	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116,839	121,824	24,385	30.84%	265,842	33,254	10,182	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315,066	315,066	47,207	29.51%	651,887	342,416	98,418	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	302,014	26.48%	4,090,869	773,512	184,907	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	133,113	(55,917)	(15,095)	—
	Presicarre Corp.	Taipei City	General merchandise	124,147	211,682	74,228	20.50%	1,720,861	1,889,203	573,020	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	239,907	194,487	38,897	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	690,338	527,100	65,074	17.59%	537,710	(562,682)	(152,375)	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	202,064	20,206	10.10%	164,177	(87,592)	(37,623)	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	9.71%	2,312,425	57,413	5,662	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Business of advertisement etc.	$ 1,424,762	$ 1,391,338	—	7.14%~ 100.00%	$ 789,404	$ 124,565	$ 38,249	—
President International Trade and Investment Corp.	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 15,000	150	100.00%	US 8,593	(US 1,428)	—	Indirect owned subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 25,450	US 37,500	—	100.00%	US 2,696	(US 14,515)	—	Indirect owned subsidiary
Cayman President Holding Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 240,160	—	100.00%	US 263,860	US 14,328	—	Indirect owned subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 31,000	US 22,000	—	100.00%	US 25,145	(US 2,982)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,362	US 138	—	Indirect owned subsidiary
	Cargill President Holding Pte Ltd.	Singapor	Professional investment	US 10,000	US 50	10,000	50.00%	US 9,356	(US 1,286)	—	—
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7,600	US 7,600	6,524	47.41%	US 7,588	US 3,430	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12,067	US 12,067	5	45.40%	US 16,265	(US 1,286)	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3,182	US 3,182	—	45.40%	US 3,801	US 482	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13,191	US 13,191	—	45.00%	US 12,257	US 3,675	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US 5,400	US 5,400	—	45.00%	US 6,525	US 1,149	—	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 3,780	—	45.00%	US 2,931	(US 4,543)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 22,857	RMB 864	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US$ 10,200	US$ 10,200	10,200	25.50%	US$ 9,054	(US$ 561)	$ —	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 57,872	US 53,102	—	20.00%~ 100.00%	US 3,459	(US 1,222)	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	30,564	2.68%	526,015	773,512	—	—
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	1,736,261	879,167	51,778	100.00%	956,821	(413,134)	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109,233	109,233	8,037	5.02%	110,825	342,416	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	1.59%	158,180	163,417	—	—
	Tung Ang Enterprises Co Tainan Hsien ets.	Tainan Hsien etc.	Sale of soft drinks etc.	335,500	185,500	—	60.00%~ 100.00%	147,052	(62,363)	—	Indirect owned subsidiary
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	(US 159)	—	—
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1,022	US 1,022	—	20.00%~ 50.00%	US 878	(US 4)	—	—
Nanlien International Co.,	Union Chinese Corp.	Taipei Hsien etc.	Sale of foods etc.	79,964	79,964	8,048	80.00%	105,255	31,035	—	—
	Retail Support International Corp.	Jungli City	Distribution center	153,480	153,480	4,000	20.00%	141,956	111,034	—	—
	Cayman Nanlien Holding Ltd.etc.	Grand Cayman, Cayman Islands etc.	Professional investment etc.	1,125,034	1,218,185	—	20.00%~ 100.00%	973,861	170,646	—	Indirect owned subsidiary
President International Development Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	4,432,692	3,931,365	133,023	100.00%	5,338,103	(205,212)	—	Indirect owned subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,650,000	1,500,000	165,000	100.00%	1,353,464	(120,006)	—	Indirect owned subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tung Yu Investment Corp.	Taipei City	Investments holdings	$ 260,500	$ —	26,050	100.00%	$ 260,206	($ 294)	$ —	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	150,000	—	11,140	100.00%	150,024	24	—	Indirect owned subsidiary
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,400	—	11,140	100.00%	111,328	(72)	—	Indirect ov subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	42.85%	1,686,279	(22,720)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	497,952	(16,637)	—	subsidiary
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	494,993	(155,026)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	424,025	425,269	43,839	24.90%	508,374	146,761	—	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	2,337,569	3,065,626	215,179	9.98%	2,379,869	57,413	—	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	159,260	202,064	15,926	7.96%	140,546	(87,592)	—	—
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	212,474	—	21,247	5.74%	169,296	(562,682)	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	756,094	643,729	—	7.14%~50.00%	139,391	(438,929)	—	—
President Asia Enterprises Inc.	T&T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.30	CAN 0.50	—	20.00%	CAN 3,437	CAN 5,619	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%~100.00%	(CAN 2,228)	(CAN 1,435)	—	—
President Chain Store Corp.	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,520,766	1,207,067	46,405	100.00%	1,289,342	(188,077)	—	—
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	396,000	19,800	100.00%	185,042	10,618	—	—
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	100.00%	141,510	(4,751)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Wisdom Distribution Service Corp.etc.	Taipei City	Delievery of magazine etc.	$ 50,000	$ 50,000	9,433	100.00%	$ 130,054	$ 30,380	$ —	—
	President Transnet Corp.	Taipei Hsien	Distribution business	733,230	409,230	72,000	80.00%	157,557	(367,086)	—	—
	Mech-President Co.	Tainan Hsien	Filling station and elevator	364,683	276,940	20,775	62.95%	306,095	140,904	—	—
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237,437	237,437	19,563	60.00%	338,606	106,718	—	—
	President Musashino Corp.	Taipei City	Fresh Food	309,240	309,240	29,880	60.00%	327,685	40,797	—	—
	President Information Corp.	Taipei City	Information Services	100,264	100,264	8,223	54.17%	127,985	38,031	—	—
	Uni-President Oven Bakery Corp.etc.	Taipei City etc.	Bread retailing etc	1,005,682	869,199	—	25.00%~100.00%	780,711	46,297	—	—
Ton Yi Industrial Corp.	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	1,388,578	4,001	100.00%	(715,950)	(51,753)	—	—
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	62,307	62,307	—	40.00%~100.00%	107,078	20,124	—	—
Tung Ho Development Co., Ltd	Gu Hsiang Co., Ltd	Taipei City	Hotel and restmenant	243,000	243,000	—	100.00%	197,857	(12,366)	—	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	20,150	10,000	2,500	25.00%	27,615	15,983	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	90,583	18,182	—	100.00%	90,052	(1,510)	—	—
Retail Support International Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	61,275	51,300	—	49.00%~51.00%	87,093	27,817	—	—
President Enterprises (China) Investrment Co., Ltd.	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 331,112	RMB 331,112	—	100.00%	RMB 362,972	RMB 47,634	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397,300	RMB 397,300	—	100.00%	RMB 345,225	RMB 26,355	—	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB$ 200,359	RMB$ 200,359	—	100.00%	RMB$290,063	RMB$ 37,990	$ —	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks	RMB 165,586	RMB 165,586	—	100.00%	RMB 235,859	RMB 61,028	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 151,873	(RMB 12,398)	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99,332	RMB 99,332	—	100.00%	RMB 107,312	RMB 5,892	—	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcrngi City	Tomato products etc.	RMB 128,304	RMB 128,304	—	100.00%	RMB 95,045	RMB 1,611	—	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82,791	RMB 82,791	—	100.00%	RMB 92,791	RMB 11,898	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,181	RMB 124,181	—	100.00%	RMB 84,689	(RMB 25,004)	—	—
	Meishan President Feed & Oil Co., Ltd	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82,777	RMB 82,777	—	100.00%	RMB 62,593	(RMB 8,260)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB 109,266	RMB 109,266	—	94.49%	RMB 80,179	(RMB 4,844)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99,332	RMB 99,332	—	80.00%	RMB 84,180	(RMB 7,241)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51,818	RMB 51,818	—	78.25%	RMB 23,499	(RMB 10,538)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56,454	RMB 56,454	—	55.00%	RMB 42,729	(RMB 532)	—	—
	Narnchung President.Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instant noodles, soft drinks and diary food	RMB 48,800	—	—	49.00%	RMB 48,222	(RMB 3,369)	—	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks and diary food	RMB 20,700	—	—	33.33%	RMB 26,149	RMB 26,354	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Kai Yu Investment (BVI) Co., Ltd.	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US$ 10,000	US$ 1,500	—	100.00%	US$ 9,118	(RMB$ 6,741)	$ —	—
	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5,000	US 5,000	—	66.66%	US 7,087	RMB 26,354	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US 4,000	US 3,000	—	50.00%	US 3,412	(RMB 7,652)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,677	RMB 7,151	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Grand Cayman, Cayman Islands etc.	Prfessional investment etc.	US 6,408	US 6,408	—	45.00%~ 100.00%	US 4,511	US 108	—	—
President International Investment (BVI) Holding Ltd.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 42,472	US 43,972	42,472	50.00%	US 57,910	US 8,846	—	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14,500	US 11,500	7,833	40.35%	US 9,541	(US 5,346)	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15,834	US 15,834	15,834	39.58%	US 14,513	(US 561)	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,307	US 624	—	—
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd.	Jiansu Province Kunsan City	Manufacturing of biochemical medicine	US 1,000	US 500	1,000	33.33%	US 864	(US 2,242)	—	—
President Life Science Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance holdings	821,451	654,405	25,050	100.00%	523,580	(89,062)	—	—
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	102,232	99,182	—	24.99%~ 100.00%	77,366	(13,910)	—	—
Nella Ltd.	Guangzhou Nella Ltd.	Guanhazhou City	Sales of food and soft drink	US 480	US 480	—	80.00%	(US 417)	(US 72)	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Investments holdings	US 19,910	US 19,910	19,910	100.00%	US 16,020	(US 1,655)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3,000	US 3,000	3,000	50.00%	US 1,828	US 948	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Presiclerc Ltd.	Tortola, British Virgins Islands	Investments holdings	US$ 6,418	$ —	6,175	47.50%	US$ 2,715	(US$ 7,410)	—	—
	T & T Supermarket Inc.	Richmond, BC, Canada	Whdesale and retail business	US 7,537	—	—	20.00%	US 6,988	CAN 4,837	—	—
Wisdan Distribution Service Corp.	President Logistics International Corp. etc.	Chung – Li City etc.	Transportation business etc.	US 20,904	US 10,000	200	20.00%	US 19,800	US 20,932	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	—	100.00%	US 4,754	US 312	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of cans	US 7,500	US 7,500	—	100.00%	US 2,579	(US 147)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100.00%	US 227	(US 5)	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33,993	US 33,993	—	88.58%	US 27,809	US 1,364	—	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 28,127	US 28,127	—	87.93%	US 16,154	US 294	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 50,800	RMB 45,000	—	51.00%	RMB 48,446	(RMB 3,369)	—	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Sales of food and soft drink	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	RMB 92	—	—
Meishan president Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and Processing of eggs	RMB 4,318	—	—	50.00%	RMB 3,196	(RMB 1,885)	—	—
Qingdo President Food & Livestock Co., Ltd.	San Tong Wanfu(Qingdo) Food Co., Ltd.	Qingdo City	Feed,breed stock and pouitry	RMB 24,831	—	—	30.00%	RMB 24,831	—	—	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems.Inc. etc.	Sunny Bale, CA, U.S.A. etc.	Analysis of cell etc.	US$ 7,850	US$ 7,850	—	29.41%~70.88%	US$ 3,919	(US$ 2,262)	$ —	—
President Chain Store (Lubuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 15,999	(PESO 38,802)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 3,283	RMB 1,131	—	—
Philippine Seven Corp.	Convenience Distribution Inc.etc.	Quezon City, Philippine.etc.	Distribution and storage etc.	PESO 80,822	PESO 80,822	—	40.00%~100.00%	PESO 87,111	PESO 1,775	—	—
Mech – President (BVI) Corp.	Shanghai Mech – President Co., Ltd.	Shanghai City	Filling station and elevator	US 2,500	—	—	100.00%	US 2,418	(RMB 650)	—	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 31,299	(US 1,848)	—	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 18,394	(US 1,006)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of December 31, 2002 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ —	$ —	US$6,077.5	78.25%	(RMB$ 14,765) (Note 2)	RMB$ 2,576	—
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	—	—	US 13,077	100.00%	(RMB 15,502) (Note 2)	RMB 29,235	—
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	—	—	US 3,828	55.00%	RMB 5,383 (Note 2)	RMB 103,757	—
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	—	—	US13,207.4	94.49%	(RMB 15,130) (Note 2)	RMB 44,029	—
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	—	—	US 12,450	100.00%	(RMB 7,969) (Note 2)	RMB 9,693	—
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	—	—	US 20,000	100.00%	RMB 54,168 (Note 2)	RMB 214,138	—
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	—	—	US 40,000	100.00%	RMB 56,944 (Note 2)	RMB 467,852	—
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24,200	(Note 1)	US 26,440	—	—	US 26,440	100.00%	RMB 42,309 (Note 2)	RMB 341,137	—
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10,000	(Note 1)	US 9,400	—	—	US 9,400	100.00%	(RMB 7,663) (Note 2)	RMB 69,319	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48,000	(Note 1)	US$ 48,000	$ —	$ —	US$ 48,000	100.00%	(RMB$ 6,444) (Note 2)	RMB$ 174,293	—
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19,900	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 10,209) (Note 2)	RMB 167,221	—
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12,000	(Note 1)	US 12,000	—	—	US 12,000	100.00%	RMB 5,776 (Note 2)	RMB 116,523	—
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	—	—	US 13,000	100.00%	(RMB 6,546) (Note 2)	RMB 12,623	—
Ningbo Malting Co., Ltd.	Malt	US 26,000	(Note 1)	US 3,200	US 2,000	—	US 5,200	20.00%	RMB 4,180 (Note 3)	RMB 9,527	—
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	—	—	US 10,200	60.00%	RMB 684 (Note 2)	RMB 77,491	—
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74,000	(Note 1)	US 22,200	—	—	US 22,200	30.00%	RMB 1,712 (Note 3)	RMB 200,900	—
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	—	—	US 5,400	45.00%	RMB 4,328 (Note 3)	RMB 49,955	—
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	—	—	US 13,191	45.00%	RMB 14,966 (Note 3)	RMB 101,457	—
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	—	—	US 3,780	45.00%	(RMB 16,922) (Note 3)	RMB 9,822	—
President Enterprises (China) Investment Co., Ltd.	Investment	US$248,160	(Note 1)	—	—	—	—	100.00%	RMB 118,596 (Note 2)	RMB 2,557,176	—
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15,000	(Note 1)	US 12,000	—	—	US 12,000	80.00%	(RMB 6,984) (Note 2)	RMB 79,417	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of Dec 31, 2002	Accumulated remittance
					Payment	Remittance					
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US$ 10,000	(Note 1)	US$ 10,000	$ —	$ —	US$ 10,000	100.00%	RMB$ 11,912 (Note 2)	RMB$ 92,822	—
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15,000	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 25,253) (Note 2)	RMB 90,245	—
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	—	—	—	—	100.00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5,000	(Note 1)	—	—	—	—	100.00%	RMB 92 (Note 2)	RMB 1,102	—
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 12,000	(Note 1)	—	—	—	—	100.00%	(RMB 3,583) (Note 2)	RMB 94,992	—
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 20,000	(Note 1)	US 50	US 9,950	—	US 10,000	50.00%	(RMB 4,581) (Note 2)	RMB 77,544	—
Beijing President Drinks & Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 7,500	(Note 1)	—	—	—	—	100.00%	RMB 26,354 (Note 2)	RMB 87,993	—
President Fuche (Qingdo) Co., Ltd.	Manufacturing of eggs products, agricultural products, marine products and livestock products	US 1,000	(Note 1)	—	—	—	—	50.00%	(RMB 943) (Note 2)	RMB 3,195	—
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1,200	(Note 1)	US 180	—	—	US 180	15.00%	—	RMB 1,489	—
Kushan President Healthy Food Co., Ltd (Note 4)	Juice, soft drinks	US 4,720	(Note 1)	—	—	—	—	100.00%	—	—	—
Santong (Qingdo) Food Industry Co., Ltd.	Animal feeds, livestock	US 12,000	(Note 1)	—	—	—	—	30.00%	—	RMB 24,831	—

B. The ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China by MOEAIC
$ 11, 785, 192(Note5)	$ 12, 202, 519(Note 6)	$ 9, 742, 001(Note 7)
(US$ 339, 630. 9)	(US$ 351, 657. 6)	

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) The financial statements are audited by the CPA of parent company in Taiwan.

(Note 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

(Note 4) In the preparatory stage, no remittance of capital.

(Note 5) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,547,590 at the exchange rate when approved by MOEA.

(Note 6) Calculate at the rate of $34.70 (U/S dollars to NT dollars), it will be $9,914,879 at the exchange rate when approved by MOEA.

(Note 7) The net worth of a company is above 10 billion: 5 billion apply to 40%, 5 billion ~10 billion apply to 30%, above 10 billion apply to 20%. Total amount is it's maximum.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 81, 151

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2002
Nella Limited	Fuchou President Enterprises Co., Ltd.	$ 55, 919
	Nanchang President Enterprises Co., Ltd.	50, 309
	Chengdu President Enterprises Co., Ltd.	48, 183
	Beijing President Enterprises Co., Ltd.	42, 930
	Guangzhou President Enterprises Co., Ltd.	33, 994
	Other	60, 860
		$ 292, 195

The terms of purchase were as the same as to other vendors.

(3) Accounts Receivable

The third area company	Name of investees in Mainland China	December 31, 2002
Nella Limited	Chengdu President Enterprises Food Co., Ltd.	$ 12,723
	Kunshan President Enterprises Co., Ltd.	2,154
	Zhangjiagang President Nisshin Food Co., Ltd.	1,986
	Other	48
		$ 16,911

(4) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars):None

(5) Other tradition items have significant effects on current gain or loss and financial condition:None.

Note12.Financial information disclosures for industry segments

(1)Information about the Company's operations in different industries in 2002:

2002	Feeds	Foods	International Trade	Wholesale	General Investment	Retail	Tinplate	Oil	Entertainment	Adjustment Elimination	Consolidated
Sales to unaffiliated customers	$ 13,581,027	$ 47,707,163	$ 3,949,015	$ 38,884,342	$ –	$ 75,461,126	$ 14,221,481	$ 5,517,049	$ 1,842,984	($ 49,908,751)	$ 151,255,436
Intersegment sales	1,128,271	34,375	–	–	–	–	–	–	–	(1,162,646)	–
Total revenues	$ 14,709,298	$ 47,741,538	$ 3,949,015	$ 38,884,342	$ –	$ 75,461,126	$ 14,221,481	$ 5,517,049	$ 1,842,984	($ 51,071,397)	$ 151,255,436
Operating profit	$ 130,416	$ 2,281,853	$ 154,191	$ 260,524	($ 439,335)	$ 3,461,181	$ 922,569	$ 144,629	($ 378,926)	$ –	$ 6,537,102
Equity in net income of subsidiaries											(691,227)
Interest expenses											(2,785,858)
General corporate revenues											714,558
General corporate expenses											(249,144)
Consolidated income from continuing operations before income tax											$ 3,525,431
Identifiable assets	$ 6,984,518	$ 22,988,743	$ 1,622,379	$ 6,245,959	$ 8,890,000	$ 22,231,773	$ 31,582,914	$ 1,409,886	$12,560,756		$ 114,516,928
Long-term investments by equity											37,035,117
Corporate assets											6,961,030
Total assets											$ 158,513,075
Depreciation expense	$ 396,528	$ 2,126,144	$ 4,358	$ 140,188	$ 14,425	$ 1,348,351	$ 1,354,142	$ 46,823	$ 184,394		$ 5,615,353
Amortization expense	$ 52,904	$ 125,089	$ 215	$ 29,395	$ 12,619	$ 5,977	$ 43,503	$ 1,728	$ 9,565		$ 280,995
Capital expense	$ 457,622	$ 2,482,453	$ 12,664	$ 618,551	$ 64,277	$ 1,439,498	$ 101,775	$ 88,535	$ 822,287		$ 6,087,662

A. The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

B. Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense. The Company accounts for the intersgment purchases and intersegment sales in the same way as the revenue from broadcasting.

C. The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

(2)Financial Information on Geographic Areas: No foreign operation.

(3)Information on Export Sales:

Export sales of the Company for 2002, constituted less than 10% of the total revenues of 2002.

(4)Information on Significant Customers:

In 2002, no customer constituted more than 10% of the Company's total revenue of 2002.

UNI-PRESIDENT ENTERPRISES CORP.
FINANCIAL STATEMENTS AND
REVIEW REPORT OF INDEPENDENT
ACCOUNTANTS
MARCH 31, 2003 AND 2002

These English financial statements were translated from the financial statements originally prepared in Chinese.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel:(02)2729-6666
Fax:(02)2757-6371

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

April 21, 2003
(03)P12D30415

To Uni-President Enterprises Corp.

We have reviewed the accompanying balance sheets of Uni-President Enterprises Corp. as of March 31, 2003 and 2002, and the related statements of income and of cash flows for the three-month periods then ended. These financial statements are the responaibility of the Company's management. Our responsibility is to issue a report on these statements based on our reviews.

We conducted our reviews of the quarterly financial statements in accordance with R.O.C. SAS NO.36 "Review of Financial Statements" except as explained in the following paragraph. A review of interim financial information consists principally of obtaining an understanding of the systems used in the preparation of interim financial information, applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected investment of $39,099,743,000 and $40,556,583,000 as of March 31, 2003 and 2002, respectively, or their equities in earnings of these subsidiaries of $160,973,000 and $256,300,000, which are included in net income for the three months then ended as described in Note 4(6) to the financial statements, nor were we able to satisfy ourselves as to the carrying value of the investments or the equities in their earnings through other review procedures.

PRICEWATERHOUSECOOPERS

Based on our reviews, except as explained in the preceding paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with "Rules Governing the Compilation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective January 1, 2002, the Company changed its method of accounting of certain inventory costs from the first in, first out method to the weighted average method and the net cumulative effect of the change in accounting principle amounted to $7,810,000 for the three-month period ended March 31, 2002. Effective January 1, 2002, the Company also adopted R.O.C. FAS No. 30 "Accounting for Treasury Stock" under which the parent company's stock held by its subsidiaries are accounted for as treasury stock. As a result of this change in the method of accounting for Treasury Stock, total assets and total stockholders' equity were decreased by $1,254,112,000 and $1,179,073,000, respectively, as of March 31, 2002, and net income decreased by $75,039,000 for the three months then ended.

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the review of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and review report of the independent accountants are not intended for use by those who are not informed about the accounting principles or review standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEETS
MARCH 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

ASSETS	2003	2002
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 146,266	$ 88,796
Short-term investments (Note 4(2))	—	2,725,427
Notes receivable-third parties (Note 4(3))	752,701	653,248
Notes receivable-related parties (Note 5)	32,658	112,434
Accounts receivable-third parties (Note 4(4))	1,273,108	1,457,103
Accounts receivable-related parties (Note 5)	2,153,401	2,072,623
Other receivables-third parties (Note 4(22))	260,510	164,431
Other receivables-related parties (Note 5)	165,595	412,896
Inventories (Notes 3 and 4(5))	2,428,885	2,173,349
Prepayments	298,291	349,094
Deferred income tax assets (Note 4(22))	249,209	235,141
	7,760,624	10,444,542
Long-term Investments (Notes 3, 4(6), 4(20) and 5)		
Long-term investments-equity method	39,106,632	40,558,056
Long-term investments-cost method	7,359,919	4,625,052
	46,466,551	45,183,108
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3,402,777	3,402,227
Buildings	3,570,380	3,626,587
Machinery and equipment	7,498,946	7,527,861
Storage facilities	165,026	164,926
Electrical installations	398,960	397,437
Transportation equipment	122,270	130,468
Furniture and fixtures	2,105,023	2,212,895
Leased property	254,440	254,440
Leasehold improvements	131,456	133,741
Other equipment	3,010,248	2,975,706
Revaluation increment	2,438,829	2,457,043
Cost and revaluation	23,098,355	23,283,331
Less: Accumulated depreciation	(10,408,410)	(9,748,414)
Construction in progress and advances to suppliers	1,331,765	716,125
	14,021,710	14,251,042
Intangible Assets		
Deferred pension cost (Note 4(16))	377,006	373,631
Other Assets		
Assets held for lease (Notes 4(7), 4(8) and 6)	712,269	789,781
Idle assets (Notes 4(7), 4(9) and 6)	305,467	266,352
Guaranteed deposits	83,582	86,341
Deferred expenses (Note 4(10))	229,392	266,199
Long-term receivables (Note 4(11))	20,788	37,978
Deferred income taxes (Note 4(22))	70,945	233,581
Other (Note 4(7))	64,603	62,752
	1,487,046	1,742,984
TOTAL ASSETS	$ 70,112,937	$ 71,995,307

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEETS (CONTINUED)
MARCH 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Current Liabilities		
Short-term loans (Note 4(12))	$ 1,575,465	$ 806,769
Commercial paper payable (Note 4(13))	1,658,949	2,635,319
Notes payable	21,195	17,161
Accounts payable- third parties	1,381,407	1,210,845
Accounts payable-related parties (Note 5)	181,771	192,344
Income tax payable (Note 4(22))	27,455	9,440
Accrued expenses (Note 5)	1,175,471	1,245,703
Other payables	189,279	254,898
Current portion of long-term liabilities (Note 4(15))	300,000	375,000
Other (Note 4(7))	31,895	32,265
	6,542,887	6,779,744
Long-term Liabilities		
Bonds payable (Note 4(14))	1,800,000	–
Long-term loans (Note 4(15))	17,928,278	21,828,844
Long-term payables	10,500	–
Liabilities under capital lease (Note 4(7))	161,751	174,997
	19,900,529	22,003,841
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,803
Other Liabilities		
Provision for retirement plan (Note 4(16))	839,834	517,554
Customers' deposits	78,112	73,289
Other (Note 4(6))	6,889	1,473
	924,835	592,316
TOTAL LIABILITIES	28,660,054	30,667,704
Stockholders' Equity		
Common stock (Notes 1 and 4(17))	34,243,868	33,476,572
Capital reserve (Notes 3, 4(7) and 4(18))		
Transactions in treasury stock	125,751	5,476
Asset revaluation	452,131	452,131
Gain on disposal of property, plant and equipment	–	10,889
Donated capital	228	228
Long-term investments	400,750	439,806
Retained earnings (Notes 4(17), 4(18) and 4(19))		
Legal reserve	4,518,723	4,216,966
Special earnings reserve	168,156	354,622
Unappropriated earnings	2,086,572	3,710,130
Other adjustments to stockholders' equity		
Unrealizied loss on long-term investments	(151,953)	(122,359)
Cumulative translation adjustment	(107,858)	72,031
Unrecognized pension cost	(216,695)	(8,616)
Treasury stock (Notes 3, 4(6) and 4(20))	(66,790)	(1,280,273)
TOTAL STOCKHOLDERS' EQUITY	41,452,883	41,327,603
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 70,112,937	$ 71,995,307

The accompanying notes are an integral part of these financial statements.
Please refer to the review report dated April 21, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT FOR EARNINGS PER SHARE)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2003	2002
Operating revenues (Note 5)		
Gross sales	$ 8,969,963	$ 7,916,655
Less: Sales returns	(32,586)	(25,982)
Sales allowances	(525,245)	(451,546)
	8,412,132	7,439,127
Other	150,810	301,068
	8,562,942	7,740,195
Operating costs (Notes 4(21) and 5)		
Cost of goods sold	(6,616,924)	(5,725,939)
Other	(124,554)	(241,362)
	(6,741,478)	(5,967,301)
Gross profit	1,821,464	1,772,894
Operating expenses (Notes 4(21) and 5)		
Selling expenses	(1,195,935)	(1,153,401)
Administrative and general expenses	(395,428)	(434,510)
Research and development expenses	(74,064)	(69,115)
	(1,665,427)	(1,657,026)
Operating income	156,037	115,868
Other income		
Interest income	34	–
Income from investments accounted for under the equity method (Note 4(6))	160,973	256,300
Gain on disposal of property, plant and equipment (Note 5)	1,963	7,122
Gain on sale of investments	733	3,999
Gain on foreign currency transactions	2,047	1,134
Rental income (Notes 4(8) and 5)	65,032	81,733
Other (Note 5)	180,508	203,501
	411,290	553,789
Other expenses		
Interest expense (Note 4(7))	(141,884)	(255,839)
Loss on disposal of property, plant and equipment	(1,850)	(32,087)
Other	(136,785)	(134,906)
	(280,519)	(422,832)
Income before income tax	286,808	246,825
Income tax expense (Note 4(22))	(26,194)	(28,137)
Income before extraordinary items and cumulative effect of changes in accounting principle	260,614	218,688
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4 (22))	–	(7,810)
Net income	$ 260,614	$ 210,878

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF INCOME (CONTINUED)
THREE MONTHS ENDED MARCH 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT FOR EARNINGS PER SHARE)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2003		2002	
	Before Tax	After tax	Before Tax	After tax
Net income from continuing operations	$ 0.08	$ 0.08	$ 0.07	$ 0.06
Cumulative effect of changes in accounting principle	–	–	–	–
Basic earnings per common share (Note 4 (23))	$ 0.08	$ 0.08	$ 0.07	$ 0.06
Pro forma amounts if subsidiaries investments in parent's stock are not treated as treasury stock :				
Net income	$ 286,808	$ 260,614	$ 311,451	$ 285,917
Basic earnings per common share	$ 0.08	$ 0.08	$ 0.09	$ 0.08
Pro forma amounts showing effect of retroactive application of change in method of accounting for inventory cost				
Net income	$ 286,808	$ 260,614	$ 246,825	$ 218,688
Basic earnings per common share	$ 0.08	$ 0.08	$ 0.07	$ 0.07

The accompanying notes are an integral part of these financial statements.

Please refer to the review report dated April 21, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 260,614	$ 210,878
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for short-term investments decline in market value	—	1,042
Provision for doubtful accounts	12,611	2,821
Allowance for inventory obsolescence	—	1,206
Reversal of inventory valuation	(887)	—
Equity in earnings of subsidiaries	(160,973)	(256,300)
Gain on sale of investments	—	(2,435)
Depreciation	327,171	346,584
Gain on disposal of property, plant and equipment , idle assets and other assets	(1,963)	(7,122)
Loss on disposal of property, plant and equipment and idle assets	1,850	32,087
Amortization	25,811	23,165
Loss on foreign currency transactions	—	650
Changes in assets and liabilities:		
Notes receivable-third parties	(5,686)	32,922
Notes receivable-related parties	(11,075)	(79,640)
Accounts receivable-third parties	(326,738)	(644,100)
Accounts receivable-related parties	166,612	(260,495)
Other receivables-third parties	(24,067)	32,826
Other receivables-related parties	(38,009)	(249,802)
Inventories	46,067	282,502
Prepayments	(134,210)	(22,131)
Deferred income tax assets-current	(2,882)	204
Deferred pension cost	—	40,213
Long-term receivables	(26)	770
Deferred income tax assets-non-current	29,076	28,091
Notes payable	8,753	5,562
Accounts payable-third parties	16,879	155,940
Accounts payable- related parties	(40,155)	903
Accrued expenses	(277,669)	(369,190)
Other payables	24,217	33,698
Provision for retirement plan	28,299	(5,092)
Net cash used in operating activities	(76,380)	(664,243)

(Continued on next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS ENDED MARCH 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in short – term investments	$ –	($ 1,107,757)
Increase in long-term investments-subsidiaries	(625,981)	–
Increase in long-term investments-non-subsidiaries	(484,507)	(1,850,402)
Proceeds from sale of long-term investments-non-subsidiaries	–	1,064,589
Purchase of property, plant and equipment, assets held for lease and other assets	(383,020)	(391,463)
Proceeds from disposal of property, plant and equipment, idle assets and other assets	48,185	270,989
Decrease (increase) in guaranteed deposits	1,933	(84)
Increase in deferred expenses	(12,161)	–
Decrease in employees' car loans	1,165	2,870
Net cash used in investing activities	(1,454,386)	(2,011,258)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in short-term loans	1,231,688	(146,495)
Increase in commercial paper payable	1,658,949	2,635,319
Increase in bonds payable	1,800,000	–
(Decrease) increase in long-term liabilities	(3,165,096)	166,779
Increase in long-term payable	10,500	–
Increase (decrease) in customers' deposits	8,509	(376)
Net cash provided by financing activities	1,544,550	2,655,227
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	–	(650)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,784	(20,924)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	132,482	109,720
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 146,266	$ 88,796
Supplemental disclosures of cash flow information		
Interest paid (not including capitalized interest)	$ 169,525	$ 258,029
Investing and financing activities with partial cash payment		
1.Increase in long-term investment – non – subsidiaries	$ 484,507	$ 352,993
Plus:Other payables,beginning of period	–	1,497,409
Cash increase in long-term investment – non–subsidiaries	$ 484,507	$ 1,850,402
2.Proceeds from sale of long-term investment – non–subsidiaries	$ –	$ 4,172
Plus:Other receivable, beginning of period	–	1,060,417
Cash proceeds from sale of long-term investment – non–subsidiaries	$ –	$ 1,064,589
3.Purchase of property, plant and equipment, assets held for lease and other assets	$ 328,192	$ 198,158
Plus:Other payables, beginning of period	112,817	223,536
Liabilities under capital leases, beginning of period	197,189	210,444
Less:Other payables, end of period	(61,532)	(33,413)
Liabilities under capital leases, end of period	(193,646)	(207,262)
Cash purchase of property, plant and equipment, assets held for lease and other assets	$ 383,020	$ 391,463
Investing or financing activities with no cash flow impact		
Long-term investments reclassified to treasury stock	$ –	$ 1,260,735

The accompanying notes are an integral part of these financial statements.

Please refer to the review report dated April 21, 2003.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003 AND 2002
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

Note 1 HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the "Company") was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with initial capital of $32,000. As of March 31, 2003, the paid-in capital was $34,243,868, divided into 3,424,387,000 shares of common stock with $10 (NT dollars) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds. As of March 31, 2003, the Company employes 5,187 people.
The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with the "Rules Governing the Compilation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China. The summary of significant accounting policies are as follows:

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments are recognized based on the spot rate at the balance sheet date and the settlement rate . For those designated as economic hedges of net investments in foreign entities, gains or losses are reported as "Cumulative translation adjustments", and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses

are not deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining net income.

3.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined using the weighted average method. Any excess of aggregate cost over the market value is recognized in the current period.

4.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

5.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method except for livestock, which are valued on the average method less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost; for work in process, livestock in process, finished goods, merchandise and by products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

6.Long-term investments

Investments in which ownership exceeds 20% or in which the Company has the ability to exercise significant influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary is net book value on the date of acquisition is capitalized and amortized over a period of five years.

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined using the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries exceed 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which are accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and reflected in stockholders' equity.

7.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for their intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expended as incurred.

Depreciation is computed over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are : buildings 2-55 years, others 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets is recorded as other income or loss.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expense.

8.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over twelve years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on units-of-production is recorded as current expense.

Other deferred expenses are amortized over a period of 3-10 years.

9.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plan covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

The Company adopted R.O.C. FAS No. 18, "Accounting for Pension Cost" to account for pension cost. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unamortized net transition asset (obligation), unrecognized gain (loss) and unrecognized prior service cost based on an actuarial valuation.

10.Treasury stock

The cost of treasury stock (common and preferred) acquired by the parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are based on fair value.
(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against Retained Earning.
(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against Retained Earnings ; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing financial statements.

11.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences is recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits are recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax

assets or liabilities are classified into current or non-current items in accordance with the nature of balance sheet account or the expected realization period. Adjustments of the prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credits", whereby investment tax credits from purchase of machinery and equipment, research expenditure, personnel training expenditure and investment in stock are recognized as generated.

The 10% additional income tax expense on unappropriated earnings is recognized in accordance with the resolution adopted at the annual stockholders' meeting.

12.Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and amounts of revenue, cost of revenue and expenses reported during the period. Actual results could differ from those estimates.

13.Revenues, costs and expenses

Sales revenues are recognized when earnings process is completed and payment is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3 CHANGES IN ACCOUNTING PRINCIPLE

1.Effective 2002, the Company changed the method of computing the inventory costs from the first in, first out method to the weighted average method, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. The net cumulative effect of changes in accounting principles which amounted to $7,810 was included in the net income for the three month period then ended March 31, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stock" and accordingly began to treat the parent company's stock held by the subsidiaries as treasury stock when recognizing investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, total assets and total stockholders' equity decreased by $1,254,112 and $1,179,073, respectively, as of March 31, 2002, and net income decreased by $75,039 for the three months ended March 31, 2002.

Note 4 DETAILS OF SIGNIFICANT ACCOUNTS

1.Cash and cash equivalents

	March 31, 2003	March 31, 2002
Cash on hand	$ 2,686	$ 2,698
Checking deposits	11,373	9,525
Demand deposits	132,207	76,573
	$ 146,266	$ 88,796

2.Short-term investments

	March 31, 2003	March 31, 2002
Mutual funds	$ –	$ 2,731,578
Less:Valuation allowance	–	(6,151)
	$ –	$ 2,725,427

3.Notes receivable-third parties

	March 31, 2003	March 31, 2002
Notes receivable	$ 835,369	$ 726,890
Less : Allowance for doubtful notes receivable	(82,668)	(73,642)
	$ 752,701	$ 653,248

4.Accounts receivable-third parties

	March 31, 2003	March 31, 2002
Accounts receivable	$ 1,410,744	$ 1,545,670
Less : Allowance for doubtful accounts receivable	(137,636)	(88,567)
	$ 1,273,108	$ 1,457,103

5.Inventories

	March 31, 2003	March 31, 2002
Merchandise	$ 187,459	$ 122,799
Raw materials	890,155	802,926
Raw materials in transit	459,023	270,890
Supplies	140,399	157,658
Work in process	105,187	98,415
Livestock in process	11,428	64,188
Finished goods	621,503	637,002
Livestock	26,265	57,102
Less : Allowance for livestock	(12,390)	(31,471)
By-products	1,192	910
	2,430,221	2,180,419
Less : Allowance for price decline and obsolescence in inventories	(1,336)	(7,070)
	$ 2,428,885	$ 2,173,349

6. Long-term investments

(1) Debit balance of long-term investments

Name of subsidiaries	March 31, 2003 Amount	March 31, 2003 Percentage owned	March 31, 2002 Amount	March 31, 2002 Percentage owned
Accounted for under the equity method:				
President International Trade and Investment Corp.	$ 2,987,554	100.00%	$ 1,570,869	100.00%
Cayman President Holding, Ltd	1,038,902	100.00%	220,010	100.00%
Nanlien International Corp.	1,024,797	99.99%	1,046,581	99.99%
President International Development Corp.	7,404,043	58.50%	7,493,999	58.50%
President Chain Store Corp.	5,522,897	44.59%	6,729,579	44.59%
Ton Yi Industrial Corp.	7,259,764	43.34%	7,214,077	43.34%
Tong-Jeng Development Corp.	1,462,760	42.86%	1,405,121	50.00%
President Securities Corp.	4,179,989	26.48%	4,184,239	25.50%
Presicarre Corp.	1,812,321	20.50%	2,365,272	30.50%
Tonpal Optoelectronics Inc. (Note 1)	–	–	2,326,707	10.36%
Other (less than 2%) (Note 1)	6,413,605	10.10%～100%	6,001,602	7.14%～100%
	39,106,632		40,558,056	
Accounted for under the cost method:				
Tonpal Optoelectronics Inc. (Note 2)	2,751,847	8.22%	–	–
New Century Info-Comm. Co., Ltd.	1,268,000	2.67%	1,268,000	2.67%
Other (less than 2%)	3,340,072	0.53%～14.46%	3,357,052	0.27%～14.46%
	7,359,919		4,625,052	
	$ 46,466,551		$ 45,183,108	

(2) Credit balance of long-term investments

Name of subsidiaries	March 31, 2003 Amount	March 31, 2003 Percentage owned	March 31, 2002 Amount	March 31, 2002 Percentage owned
Accounted for under the equity method:				
President Transent	$ 1,164	20.00%	$ –	–
Latin America Development Co., Ltd. (Note 1)	5,725	7.14%	–	–
Tone Sang Construction Corp.	–	–	1,473	100%
	$ 6,889		$ 1,473	

(Note 1) Investments in Tonpal Optoelectronics Inc., Copers Corp., Allianz President General Insurance Co., Ltd., and Latin America Development Co., Ltd. are accounted for under the equity method due to the Company's ability to exercise significant influence over the investees.

(Note 2) Investment in Tonpal Optoelectronics is accounted for under the cost method from equity method due to the Company's ability to exercise no significant influence over the investee since 2003.

(3) We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total debit balance of $39,106,632 and $40,558,056 and total credit balance of $6,889 and $1,473 as of March 31, 2003 and 2002, respectively, or their equities in earnings of these subsidiaries of $160,973 and $256,300, which are included in net income for the three months then ended.

(4) As of March 31, 2003 and 2002, President Securities Corp. purchased treasury stock as follows:

A. As of March 31, 2003 and 2002, the balance of changes in treasury stock in 2003 and 2002 as follow:

Unit:In thousands of shares

	2003			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	14, 472	—	—	14, 472

Unit:In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	14, 472	—	—	14, 472

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock owned may not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of March 31, 2003, and 2002, the balance of the cost of treasury stock purchased and then retired by President Securities Corp. amounted to $132,412 in both years. The Company recognized the treasury stock cost of $38,607 and $37,181 as of March 31, 2003 and 2002, respectively, based on its equity ownership in President Securities Corp.

C. In accordance with the R.O.C. Securities Exchange Law, treasury stock may not be pledged and bears no stockholder's rights until the stocks are transferred to employees.

(5) As of March 31, 2003 and 2002, Tonpal Optoelectronics Inc. purchased treasury stock as follows:

A. As of March 31, 2003 and 2002, the balance of changes in treasury stock is as follows:

Unit:In thousands of shares

	2003			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Employees ownership	15, 894	—	—	15, 894

There is no such transaction in 2002.

B. According to the R.O.C. Securities Exchange Law, the number of shares of treasury stock owned may not exceed 5% of the total shares of common stocks issued by the Company and the amount of treasury stock may not exceed the total amount of additional paid-in capital, retained earnings and realized capital reserve. As of March 31, 2003, and 2002, the balance of the cost of treasury stock purchased and then sold to it's employees by Tonpal Optoelectrinics Inc. amounted to $156,751 and $0, respectively. The Company recognized the treasury stocks cost of $15,220 and $0 as of March 31, 2003, and 2002, respectively, based on its equity ownership in Tonpal Optoelectronics Inc..

(6) As of March 31, 2003 and 2002, E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stock of Eagle Cold Storage Enterprise Co. totaling $34,698 (4,123,000 shares) and $0(0 shares), respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury Stock", Eagle Cold Storage Enterprise Co. treated the stock held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of $12,963 and $0, respectively, based on its equity ownership in Eagle Cold Storage Enterprise Co..

(7) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., wholly owned subsidiaries owned (cost $1,446,163) 60,665,000 shares and (cost $1,720,417) 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 (NT dollars) and $23.77 (NT dollars), per share, respectively. In accordance with R.O.C FAS NO. 30 "Accounting for Treasury stocks", the Company recognized the treasury stock cost of $1,260,735 based on the Company's stock market price of $12.24 (NT dollars) per share as of December 31, 2001 and its equity ownership in above-mentioned subsidiaries. In the period of the there months ended March 31, 2003 and 2002, Kai Yu investment Co., Ltd. and President International Development Corp. sold 60,665,000 shares, 72,370,000 shares and 6,195,000 shares, 50,000 shares of the Company's common stock, respectively, at the average price of $13.36 (NT dollars), $13.51(NT dollars) and $13.12(NT dollars), $13.54(NT dollars) per share, respectively. As of March 31, 2002 and 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., had treasury stock in the amount of $0 (0 shares), $0 (0 shares) and $666,707 (54,470,000 shares), $517,842 (72,320,000 shares), respectively.

7. Property, plant and equipment

As of March 31, 2003 and 2002, revaluation and accumulated depreciation of fixed assets are listed as follows:

	March 31, 2003		March 31, 2002	
Assets	Revaluation	Accumulated depreciation	Revaluation	Accumulated depreciation
Land	$ 2,215,507	$ —	$ 2,215,507	$ —
Buildings	127,962	1,305,819	136,797	1,245,395
Machinery and equipment	59,843	4,906,027	64,679	4,560,703
Electrical installations	8,342	269,289	8,725	255,375
Transportation equipment	1,178	104,543	1,178	104,198
Furniture and fixtures	293	1,639,069	299	1,578,261
Leased property	—	101,090	—	83,577
Leasehold improvements	—	91,289	—	82,056
Other equipment	25,704	1,991,284	29,858	1,838,849
	$ 2,438,829	$ 10,408,410	$ 2,457,043	$ 9,748,414

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to capital reserve was $1,984,813. The balance of capital reserve-assets revaluation was $452,131 in both years as of March 31, 2003 and 2002.

(2) The balances of the provision for land-value incremental tax on March 31, 2003 and 2002 were $1,291,803 in both years.

(3) Interest expense before capitalization in the three months ended March 31, 2003 and 2002 were $168,771 and $290,484, respectively. Interest capitalized totaled $26,887 and $34,645 with interest rate 3.08% and 4.61% for the three months ended March 31, 2003 and 2002, respectively.

(4) As of March 31, 2003 and 2002, the Company has purchased certain agriculture land in the amount of $59,304 for expansion of plant facilities. The land has yet to be rezoned for industrial purposes. Accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(5) Leased property

The major terms of the leased properties are summarized below:

A. Upon the maturity of the lease contract, the title of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed as follows:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8.1997-7.2012 180 equal monthly installments
Buildings	13, 536	1.1998-8.2005 92 equal monthly installments
	$ 254, 440	

B. As of March 31, 2003, total amount of rental payments and their present value are listed as follows：

	Present value of rental payments	Total rental payments
4.1.2003 – 3.31.2004	$ 31, 895	$ 33, 695
4.1.2004 – 3.31.2005	29, 286	34, 327
4.1.2005 – 3.31.2006	25, 080	32, 388
4.1.2006 – 3.31.2007	21, 760	30, 949
4.1.2007 – 3.31.2008	19, 697	30, 948
4.1.2008 – 7.31.2012	65, 928	134, 111
	193, 646	$ 296, 418
Less: current portion	(31, 895)	
Long-term liabilities under capital lease	$ 161, 751	

8. Assets held for lease

March 31, 2003	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 107,585	$ 215,383	$ 322,968	$ —	$ —	$ —	$ 322,968
Buildings	531,600	14,075	545,675	(208,723)	(12,667)	(221,390)	324,285
Machinery and equipment	420	—	420	(260)	—	(260)	160
Electrical installations	30,171	—	30,171	(22,857)	—	(22,857)	7,314
Furniture and fixtures	3,710	—	3,710	(2,844)	—	(2,844)	866
Other equipment	180,674	4,299	184,973	(124,000)	(4,297)	(128,297)	56,676
	$ 854,160	$ 233,757	$ 1,087,917	($ 358,684)	($ 16,964)	($ 375,648)	$ 712,269

March 31, 2002	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 103,861	$ 215,383	$ 319,244	$ —	$ —	$ —	$ 319,244
Buildings	606,961	14,075	621,036	(228,715)	(12,467)	(241,182)	379,854
Machinery and equipment	420	—	420	(214)	—	(214)	206
Electrical installations	31,255	—	31,255	(20,781)	—	(20,781)	10,474
Furniture and fixtures	2,821	—	2,821	(2,622)	—	(2,622)	199
Other equipment	217,560	4,299	221,859	(137,758)	(4,297)	(142,055)	79,804
	$ 962,878	$ 233,757	$ 1,196,635	($ 390,090)	($ 16,764)	($ 406,854)	$ 789,781

(1) Rental revenues for the three months ended March 31, 2003 and 2002 were $59,122 and $80,892, respectively.

(2) The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, plant and equipment.

9. Idle assets

March 31, 2003	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 120,993	$ 35,284	$ 156,277	$ —	$ —	$ —	$ 156,277
Buildings	126,475	10,131	136,606	(107,385)	(10,019)	(117,404)	19,202
Machinery and equipment	424,498	750	425,248	(307,556)	(750)	(308,306)	116,942
Electrical installations	3,850	352	4,202	(3,627)	(352)	(3,979)	223
Furniture and fixtures	6,043	—	6,043	(5,974)	—	(5,974)	69
Other equipment	88,030	4,153	92,183	(75,276)	(4,153)	(79,429)	12,754
	$ 769,889	$ 50,670	$ 820,559	($ 499,818)	($ 15,274)	($ 515,092)	$ 305,467

March 31, 2002	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ —	$ —	$ —	$ 151,472
Buildings	56,891	1,297	58,188	(43,972)	(1,234)	(45,206)	12,982
Machinery and equipment	298,765	526	299,291	(199,270)	(526)	(199,796)	99,495
Electrical installations	7,416	—	7,416	(7,335)	—	(7,335)	81
Furniture and fixtures	4,144	—	4,144	(4,014)	—	(4,014)	130
Other equipment	23,915	394	24,309	(21,723)	(394)	(22,117)	2,192
	$ 507,319	$ 37,501	$ 544,820	($ 276,314)	($ 2,154)	($ 278,468)	$ 266,352

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, plant and equipment.

10. Deferred expenses

	2003	2002
Beginning balance	$ 243,042	$ 289,364
Increase during the period	12,161	—
Amortization and depreciation	(25,811)	(23,165)
Ending balance	$ 229,392	$ 266,199

The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rental paid quarterly or based on the unit-of-production is treated as current expense.

11. Long-term receivables

	March 31, 2003	March 31, 2002
Long-term notes receivable	$ 1,350	$ 1,915
Long-term accounts receivable	1,533	43,609
Employees' car loans	20,134	24,788
Less: Allowance for doubtful long-term receivables	(2,229)	(32,334)
	$ 20,788	$ 37,978

12. Short-term loans

	March 31, 2003	March 31, 2002	Collateral or security
Unsecured bank loans	$ 1,575,465	$ 806,713	—
Bank draft	—	56	—
	$ 1,575,465	$ 806,769	
Range of interest rates	1.85%~2.00%	2.73%~6.85%	

13. Commercial paper payable

	March 31, 2003	March 31, 2002	Collateral or security
Commercial paper payable	$ 1,660,000	$ 2,640,000	—
Less: prepaid interest	(1,051)	(4,681)	—
	$ 1,658,949	$ 2,635,319	
Range of interest rates	1.45%~1.595%	2.49%~2.91%	

14. Bonds payable

	March 31, 2003	March 31, 2002
Secured domestic bonds payable	$ 1,800,000	$ —

The Company issued five-year secured domestic bonds on January 28, 2003. The significant terms of the bonds were as follows:

(A) Total issue amount:

The Company issued five-year secured domestic bonds totaling \$1,800,000, including \$500,000 of A bonds, \$300,000 of B bonds, \$200,000 of C bonds and \$400,000 of both D and E bonds.

(B) Issue price: Face Value.

(C) Coupon rate:

The five-year secured domestic bonds can be divided into five kinds of bonds, A,B,C,D and E.(Note) The coupon rate of A, B and D bonds is 3.95% less the floating rate. The coupon rate of C and E bonds is 3.951% less the floating rate.

(D) The term of interest repayment:

The interest is repayable in installments every six months from January 28, 2003 at the coupon rate.

(E) The term of repayment:

The A bonds are repayable starting January 2006 in three yearly installments at the rate of 30%, 30% and 40%. The B,C,D, and E bonds are repayable on January 28, 2008 upon the maturity of the bonds.

(F) Period: 5 years, from January 28, 2003 to January 28, 2008.

(Note): The guarantee bank of A bonds is International Commercial Bank of China, the guarantee bank of B and C bonds is Chang Hwa Bank and the guarantee bank of D and E bonds is Taiwan Bank.

15. Long-term loans

	March 31, 2003	March 31, 2002	Collateral or security
Unsecured bank loans	\$ 13,615,000	\$ 15,256,500	—
Note issuance facilities	4,650,000	7,000,000	—
	18,265,000	22,256,500	
Less :Prepaid interest	(36,722)	(52,656)	
Current portion	(300,000)	(375,000)	
	\$ 17,928,278	\$ 21,828,844	
Range of maturity dates	9.5.2004 ~9.18.2007	6.12.2003 ~6.28.2006	
Range of interest rates	1.82%~3.675%	2.29%~6.65%	

16. Retirement plan

(1) Under the terms of the retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) reaches a minimum of 25 years , or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credit for each year of service for the first 15 years, one unit of credit for each year of service for service years in excess of 15 years. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credit. Each unit of credit is based on the average of the monthly salary prior to retirement. Calculation of average salary is in compliance with the Labor Standards Law of the R.O.C.

(2) As of March 31, 2003 and 2002, the balance of the independent retirement trust fund was $1,878,915 and $1,946,715, respectively.

(3) The actuarially determined net pension cost was $70,096 and $61,138 for the three months ended March 31, 2003 and 2002, respectively. The balance of the minimum provision for retirement plan was $839,834 and $517,554 as of March 31, 2003 and 2002, respectively.

17. Common stock

(1) The Company retired 5,671,000 shares of treasury stock on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stock, the total paid-in capital was $33,419,862, consisted of 3,341,986,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

(2) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital will be $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

(3) The Company retired 17,859,000 shares of treasury stock on March 12, 2003, which was approved under MOEA Ruling (2003) Ching-Shou-Shang No.09201091780. After the retirement of treasury stocks, the total paid-in capital was $34,243,868, consisted of 3,424,387,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

18. Capital reserve

(1) According to the R.O.C. Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve of $10,889 from the gain on disposal of assets to unappropriated earnings, which was approved under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

19. Retained earnings

(1) According to the R.O.C. Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the R.O.C. Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses shall represent 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of March 31, 2003 and 2002, the balance of unappropriated earnings was as follows:

	March 31, 2003	March 31, 2002
(A) Unappropriated earnings before 1997	$ 157,057	$ 485,556
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	1,508,760	3,012,445
B: 10% income tax paid balance	160,141	1,251
	$ 1,825,958	$ 3,499,252

The Company's net income for the three months ended March 31, 2003 and 2002 was $260,614 and $210,878, respectively. As these amounts have not been approved by the shareholders, they can not be distributed as dividends.

(4) As of March 31, 2003 and 2002, the imputation tax credit account balance amounted to $740 and $10,851, respectively. The Company distributed 2001 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 28, 2002, and the date of dividends distribution was August 23, 2002 and the creditable ratio was 19.08%. As of December 31, 2002, the estimated creditable ratio was 0.04%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2002 undistributed earnings will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to R.O.C. SFC Ruling, the debit balance of $476,506 of stockholders' equity as of December 31, 2002, should be appropriated as special earnings reserve and not be distributed by the Company. The special earnings reserve shall be adjusted after the approval of the shareholders' meeting.

20. Treasury stock

(1) As of March 31, 2003 and 2002, the changes in treasury stock purchased by the Company were as follows:

Unit：In thousands of shares

	2003			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining the Company's credit rating and stockholders' equity	17,859	–	17,859	–

Unit：In thousands of shares

	2002			
Purpose for acquisition	Beginning balance	Addition	Reduction	Ending balance
Maintaining the Company's credit rating and stockholders' equity	5,671	–	–	5,671

(2) According to the R.O.C. Securities Exchange Law, the percentage of the number of share of treasury stock shall not exceed 10% of the total shares of common stock issued by the Company and the total amount of treasury stock may not exceed the total amount of retained earnings, paid-in capital in excess of par value and realized capital reserve. As of March 31, 2003 and 2002, the balance of the cost of treasury stock purchased and then retired amounted to $0 and $58,543, respectively.

(3) In accordance with the R.O.C. Securities Exchange Law, treasury stock may not be pledged and may not exersise the stockholders rights before the stock is transferred.

(4) According to the R.O.C. Securities Exchange Law, the treasury stock for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

21. Personnel expenses, depreciation and amortization

For the three months ended March 31, 2003 and 2002, the personnel expenses, depreciation and amortization were as follows:

	2003		
	Belong to cost of goods sold	Belong to operating expenses	Total
Personnel expenses			
Payroll	$ 462, 796	$ 453, 737	$ 916, 533
Insurance	29, 294	30, 429	59, 723
Pension	40, 133	27, 416	67, 549
Other	20, 584	18, 716	39, 300
Depreciation	214, 091	73, 275	287, 366
Amortization	4, 833	18, 565	23, 398

	2002		
	Belong to cost of goods sold	Belong to operating expenses	Total
Personnel expenses			
Payroll	$ 428, 221	$ 428, 776	$ 856, 997
Insurance	29, 298	29, 871	59, 169
Pension	37, 320	27, 723	65, 043
Other	25, 537	15, 703	41, 240
Depreciation	223, 839	82, 816	306, 655
Amortization	6, 622	15, 128	21, 750

22. Deferred income tax and income tax expenses

(1) Adjustments for corporate income tax expenses and income tax payable were as follows:

	2003	2002
Corporate income tax expenses before cumulative effect of changes in accounting principle	$ 26, 194	$ 28, 137
Income tax benefit due to cumulative effect of changes in accounting principle	−	(2, 603)
Corporate income tax expenses	26, 194	25, 534
Net change in deferred income tax assets	(26, 194)	(28, 295)
Over provision of prior year's income taxes	−	2, 761
Unpaid income tax payable provision of last year	27, 455	9, 440
Prepaid and income taxes withheld	(17)	(210)
Income tax payable	$ 27, 438 (Note 1)	$ 9, 230 (Note 2)

(Note 1) Including income tax refund of $17 and income tax payable of $27,455.

(Note 2) Including income tax refund of $210 and income tax payable of $9,440.

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investment tax credits were as follows:

	March 31, 2003		March 31, 2002	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Temporary differences				
Bad debt expense over limit	$ 181, 298	$ 45, 325	$ 110, 545	$ 27, 636
Unrealized inventory obsolescence loss	1, 336	334	7, 070	1, 768
Expenses carried forward	14, 201	3, 550	19, 961	4, 990
Unrealized loss (gain) on foreign currency transactions	—	—	2, 989	747
Investment tax credits	—	200, 000	—	200, 000
		$ 249, 209		$ 235, 141
Non- current items:				
Temporary differences				
Expenses carried forward	$ 15, 577	$ 3, 894	$ 22, 259	$ 5, 565
Depreciation expenses	(2, 288, 964)	(572, 241)	(2, 338, 622)	(584, 656)
Investment income or loss	1, 118, 409	279, 602	1, 363, 520	340, 880
Pension cost	192, 211	48, 053	35, 122	8, 781
Loss carryforwards	647, 775	161, 944	1, 741, 989	435, 497
Investment tax credits	—	170, 693	—	290, 894
Valuation allowance	—	(21, 000)	—	(263, 380)
		$ 70, 945		$ 233, 581

(3) As of March 31, 2003, the balance of unused tax credits from loss carryforwards which will expire between 2003 and 2006 was $161,944.

(4) As of March 31, 2003, unused investment tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure and expenditure on the development of international trademark were $370,693, which will expire between 2003 and 2007.

(5) The Company's income tax returns for the year through 2000 have been assessed by the Tax Authority. As of April 21, 2003, there were no disputes existing between the Company and the Tax Authority.

23.Basic earnings per common share

	Three months ended March 31, 2003				
	Amount		Weighted average number of shares outstanding during the period (shares in thousands)	EPS (In NT dollars)	
	Before tax	After tax		Before tax	After tax
Net income	$ 286, 808	$ 260, 614	$ 3, 438, 476	$ 0. 08	$ 0. 08

	Three months ended March 31, 2002				
	Amount		Weighted average number of shares outstanding during the period (shares in thousands)	EPS (In NT dollars)	
	Before tax	After tax		Before tax	After tax
Net income	$ 236, 412	$ 210, 878	$ 3, 306, 025	$ 0. 07	$ 0. 06

Weighted average number of shares outstanding during the year has been adjusted retroactively in accordance with the capitalization of earnings in 2002.

Note 5 Related-party transactions

1. Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
Cayman President Holding Ltd.	Subsidiary accounted for under the equity method
Uni - President Dream Parks Corp.	Subsidiary accounted for under the equity method
President Baseball Team Corp.	Subsidiary accounted for under the equity method
President Digital Network Corp.	Subsidiary accounted for under the equity method
Nanlien International Corp.	Subsidiary accounted for under the equity method
President International Development Corp.	Subsidiary accounted for under the equity method
President Nisshin Corp.	Subsidiary accounted for under the equity method
President Kikkoman Inc.	Subsidiary accounted for under the equity method
President Chain Store Corp.	Subsidiary accounted for under the equity method
Ton Yi Industrial Corp.	Subsidiary accounted for under the equity method
TTET Union Corp.	Subsidiary accounted for under the equity method
Qware Systems & Services Corp.	Subsidiary accounted for under the equity method
President Packaging Ind. Corp.	Subsidiary accounted for under the equity method
President Tokyo Corp.	Subsidiary accounted for under the equity method
Presicarre Corp.	Subsidiary accounted for under the equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted for under the equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted for under the equity method
Retail Support International Corp.	Subsidiary accounted for under the equity method
Prince Housing & Development Corp.	The Company represented on board of directors of Prince Housing & Development Corp.
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted for under equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted for under equity method)
Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted for under equity method)
Tung - Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted for under equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted for under equity method)
Tung - Tse Corp.	A subsidiary of Nanlien International Corp. (accounted for under equity method)
Tung Guan Egg Corp.	A subsidiary of Nanlien International Corp. (accounted for under equity method)

2. Significant transactions with related parties

(a) Purchases

	Three months ended March 31,			
	2003		2002	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 205, 189	3%	$ 206, 209	4%
TTET Union Corp.	111, 906	2%	77, 590	2%
President Packaging Ind. Corp.	94, 102	1%	89, 512	2%
President Nisshin Corp.	77, 173	1%	71, 146	2%
Others (less than 10%)	81, 479	1%	68, 908	1%
	$ 569, 849	8%	$ 513, 365	11%

The terms of purchases and payments (due within one month) to the related parties were the same as for suppliers except for the following companies:

(1)TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due within 30 – 45 days.
(2)Ton Yi Industrial Corp. pays its accounts within 50 days.
(3)President Nisshin Corp. pays its accounts within 15 days.

(b) Sales

	Three months ended March 31,			
	2003		2002	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Tung Ang Enterprises Corp.	$ 1, 157, 540	14%	$ 958, 391	13%
Uni - President Cold - Chain Corp.	880, 677	10%	810, 461	11%
Others (less than 10%)	3, 045, 643	36%	3, 196, 221	43%
	$ 5, 083, 860	60%	$ 4, 965, 073	67%

The terms of collection period for the three months ended March 31, 2003 were two weeks after sales to third parties, one month by notes to related parties and 60~75 days after sale for foodstuff and animal feed products and 10-15 days after sales of soybean products, except that the collection period is two months for sales to the corporations of outlet channel; one month for sales to the corporations that operate both in outlet channel and traditional channel; two weeks for sales to the corporations of traditional channel; 2 months for sales to Retail Support International Corp.; Uni-President Vender Corp. closes it's accounts 20 days within the end of each month; Tung Aug Enterprises Corp. closes it's accounts 10 days and remit in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days within the end of each month; President Chain Store Corp. closes it's accounts 30 days within the end of each month. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

(c) Purchases of investments

	Three months ended March 31,	
	2003	2002
Qware Systems & Service Corp.	$ 22, 543	$ –
Prince Housing Development Corp.	22, 542	–
	$ 45, 085	$ –

The Company purchased each 1,518,000 shares of President Information Corp. from Qware Systems & Service Corp. and Prince Housing Development Corp.at negotiated prices.

(d) Disposal of property, plant and equipment

	Three months ended March 31,					
	2003			2002		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ –	$ –	$ –	$ 257, 557	$ 255, 748	$ 1, 809

The Company sold fixed assets to related parties at negotiated price.

(e) Rental income

		Three months ended March 31,	
	Collection frequency	2003	2002
Uni-President Vender Corp.	Monthly	$ 15, 254	$ 25, 596
Retail Support International Corp.	Monthly	12, 899	20, 025
Uni-President Cold-Chain Corp.	Monthly	8, 087	10, 741
Nanlien International Corp.	Monthly	7, 131	7, 703
President Kikkoman Inc.	Monthly	6, 900	6, 951
Others (less than 10%)	Monthly	6, 497	6, 588
		$ 56, 768	$ 77, 604

Rentals are charged based on the existing lease agreements at negotiated price.

(f) Other income

	Three months ended March 31,	
	2003	2002
Management and technical consultancy fees:		
Ztong Yee Industrial Co., Ltd.	$ 6, 300	$ 6, 300
Tung Ang Enterprises Corp.	4, 597	7, 886
Others (less than 10%)	38, 294	36, 224
	49, 191	50, 410
Other income:		
Tun Hsiang Enterprises Corp.	11, 893	12, 622
Tung-Yu Enterprises Corp.	10, 348	10, 541
Others (less than 10%)	48, 175	48, 234
	70, 416	71, 397
	$ 119, 607	$ 121, 807

(g) Processing expenses

	Three months ended March 31, 2003	2002
TTET Union Corp.	$ 41,532	$ 23,125

(h) Other expenses

	Three months ended March 31, 2003	2002
Advertisement expenses:		
Uni-President Dream Parks Corp.	$ 89,749	$ 68,392
President Baseball Team Corp.	23,833	16,238
Others (less than 10%)	21,612	13,494
	135,194	98,124
Other expenses:		
Uni-President Cold-Chain Corp.	31,404	33,981
Kuan Chang Enterprises Corp.	20,024	19,323
Qware Systems & Services Corp.	1,595	13,387
President Tokyo Corp.	16	11,656
Others (less than 10%)	35,645	31,234
	88,684	109,581
	$ 223,878	$ 207,705

(i) Notes receivable

	March 31, 2003		March 31, 2002	
	Amount	Percentage	Amount	Percentage
Tung - Tse Corp.	$ 14,682	2%	$ 21,526	3%
Tung Guan Egg Corp.	13,364	2%	332	–
President Chain Store Corp.	–	–	77,830	9%
Others (less than 10%)	4,612	–	12,746	1%
	$ 32,658	4%	$ 112,434	13%

(j) Accounts receivable

	March 31, 2003		March 31, 2002	
	Amount	Percentage	Amount	Percentage
Uni - President Cold - Chain Corp.	$ 380,681	11%	$ 539,078	15%
Tun Ang Enterprises Corp.	271,057	8%	7,285	–
Tun Hsiang Enterprises Corp.	193,391	5%	282,192	8%
Retail Support International Corp.	188,233	5%	219,345	6%
Others (less than 10%)	1,120,039	31%	1,024,723	28%
	$2,153,401	60%	$2,072,623	57%

(k) Other receivables

	March 31, 2003		March 31, 2002	
	Amount	Percentage	Amount	Percentage
Tung Ang Enterprises Corp.	$ 84, 014	20%	$ 18, 145	3%
Uni-President Cold-Chain Corp.	409	–	240, 701	42%
Presicarre Corp.	–	–	80, 000	14%
Others (less than 10%)	81, 172	19%	74, 050	13%
	$165, 595	39%	$412, 896	72%

(l) Accounts payable

	March 31, 2003		March 31, 2002	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 62, 484	4%	$ 61, 461	4%
President Packaging Ind. Corp.	39, 040	2%	40, 348	3%
President Nisshin Corp.	24, 519	2%	18, 638	1%
TTET Union Corp.	23, 554	2%	36, 967	3%
Others (less than 10%)	32, 174	2%	34, 930	3%
	$181, 771	12%	$192, 344	14%

(m) Accrued expenses

	March 31, 2003		March 31, 2002	
	Amount	Percentage	Amount	Percentage
Uni-President Cold-Chain Corp.	$ 44, 405	4%	$ 48, 255	4%
Uni-President Dream Parks Corp.	35, 184	3%	30, 732	2%
President Chain Store Corp.	15, 128	1%	50, 605	4%
Others (less than 10%)	194, 937	17%	171, 680	14%
	$289, 654	25%	$301, 272	24%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties were as follows:

	March 31, 2003	March 31, 2002
Cayman President Holdings Ltd.	$14, 043, 858	$15, 132, 879
President International Development Corp.	3, 200, 000	2, 800, 000
Others (less than 10%)	8, 836, 013	9, 721, 450
	$26, 079, 871	$27, 654, 329

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp.) jointly purchased a parcel of land (located Shin-Yi District Let No.6) with area of 9,643 m^2 from the Ministry of National Defense. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Construct" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and rights accordingly.

(3) In July 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

(B) Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 40% ownership of President Chain Store Corp.

Note 6 PLEDGED ASSETS

As of March 31, 2003 and 2002 the pledged assets were as follows:

Assets	Usage	March 31, 2003	March 31, 2002
Land	Revolving credit facility	$ 1, 175, 712	$ 1, 175, 263
Buildings-net	Revolving credit facility	374, 374	442, 496
Machinery and equipment-net	Revolving credit facility	22	157
		$ 1, 550, 108	$ 1, 617, 916

Note 7 CONTINGENT LIABILITIES AND COMMITMENTS

1. As of March 31, 2003 and 2002, the remaining balance due for construction in progress and advance to suppliers were as follows:

	March 31, 2003	March 31, 2002
Construction in progress	$ 756, 943	$ 926, 710
Advance to suppliers	471, 166	231, 115
	$ 1, 228, 109	$ 1, 157, 825

2. As of March 31, 2003, and 2002, total letters of credit outstanding were $871,289 and $715,359, respectively.

3. The Company borrowed $800,000 from China Development Industrial Bank under a 3-year term loan agreement from November 15, 2001 to November 15, 2004 (However, the credit period is from March 25, 2002 to March 25, 2005.). Under the terms of the loan agreement the Company agrees that:

(1) Current ratio shall be above 70%.
(2) Debit to equity ratio shall be below 150%.
(3) If the ratios mentioned above do not meet the requirements, the Company should improve it within six months.

4. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facilities, including Note issuance facilities and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：
(1) The current ratio shall be above 80%.
(2) The debt to equity ratio shall be below 100% from 2000, retroactively.
(3) If the ratios mentioned above do not meet the requirements, the Company should improve it before June 30 of the following year.
(4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

5. In September 2002, the Company signed a $6,000,000 5-year syndicated credit facilities, including Note issuance facilities and unsecured bank loans from September 18, 2002 to September 18, 2007 led by Taiwan Bank, BNP PARIBAS, DBS Bank and Standard Chartered Bank. Under the terms of the loan agreement, the Company agrees that：
   (1) The year-end audited consolidated tangible stockholder's equity shall not be less than $30,000,000.
   (2) The debt to equity ratio computed from the year-end non-consolidated audited financial statements shall not be above 150%.
   (3) The interest coverage ratio computed from the year-end non-consolidated audited financial statements shall not be below 200%.
   (4) The current ratio computed from the year-end non-consolidated audited financial statements shall not be below 80%.

6. In March 2003, the Company borrowed $300,000 from Far Eastern International Bank with a 2-year term loan agreement from October 29, 2002 to October 29, 2004. under the terms of the loan agreement, the Compnay agrees that:
   (1) The current ratio shall be above 80%.
   (2) The debt to equity to equity ratio shall be below 100%.
   (3) if the ratios mentioned above do not meet the requirements, the Company should improve them within six months.

7. As approved by the shareholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs, have the same rights and responsibilities as those of holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

   (1) Exercise of voting rights
   Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

   (2) The conversion method of GDSs
   Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

   (3) Dividends
   The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

Note 8 SIGNIFICANT LOSS OF NATURAL DISASTER: None.

Note 9 SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10 OTHER:

1.INFORMATION OF DERIVATIVE FINANCIAL INSTRUMENTS

(1) The information of the forward foreign exchange contract for the three months ended March 31, 2003 and 2002 is disclosed as follows (units in the thousands of currencies indicated)：

A. Contract amount or notional principals amount

Derivative financial instrument	March 31, 2003	March 31, 2002
Forward Foreign Exchange Contracts	USD$ —	USD$ 8, 000

B. Nature and terms of derivatives financial instruments：

(a) Transaction terms：

The Company agreed to purchase USD at the exchange rate with banks at a future date.

(b) Credit risk：

As the counterparts are banks with good credit ratings, the credit risk is minimal.

(c) Market risk：

The Company had signed a forward foreign exchange contract with banks, there was no other market risk except for the gain or loss from the difference between the exchange rates at sign date and settlement date.

(d) Liquidity risk

The Company has agreed to purchase USD at a fixed rate, there will be no liquidity risk.

(e) The amount, timing and uncertainty of future cash flow：

(i) As of March 31, 2003, the Company had no derivative financial instrument transactions.

(ii) As of March 31, 2002, the Company had agreed to purchase USD$8,000 by the agreed exchange at future specific date. Due to the certainty of the exchange rate and settlement date under the contract, the amount, timing and future cash flow is uncertain.

C. The objectives of holding derivative financial instruments

The Company engages in forward foreign exchange contracts to hedge the risks from fluctuation of exchange rates of identifiable foreign currency.

D. Net gain or loss of the transaction and it's commitment representation：

As of March 31, 2003 and 2002, total premiums of the forward exchange contract were $0 and $63, respectively, which will be reflected in the active transaction.

E. Fair value of the derivative financial instruments

	March 31, 2003	March 31, 2002
Forward exchange contract payable	$ –	($ 280, 617)
Forward exchange contract receivable	–	280, 680
	–	63
Premium on forward exchange contract	–	(63)
Net of forward exchange contract payable (listed on books as other receivables)	$ –	$ –

(2) FAIR VALUE OF NON–DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2003		March 31, 2002	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets with the same fair and book value	$ 4, 784, 239	$ 4, 784, 239	$ 4, 961, 531	$ 4, 961, 531
Short – term investments	–	–	2, 725, 427	2, 725, 817
Long – term investments	46, 466, 551	57, 101, 404	45, 183, 108	55, 960, 713
Guaranteed deposits	83, 582	83, 582	86, 341	86, 341
Long – term receivables	20, 788	20, 788	37, 978	37, 978
Financial liabilities				
Financial liabilities with the same fair and book value	6, 542, 887	6, 542, 887	6, 779, 744	6, 779, 744
Bonds payable	1, 800, 000	1, 800, 000	–	–
Long – term loans	17, 928, 278	17, 928, 278	21, 828, 844	21, 828, 844
Long – term payables	10, 500	10, 500	–	–
Long-term liabilities under capital lease	161, 751	161, 751	174, 997	174, 997
Provision for retirement plan	839, 834	1, 591, 614	517, 554	1, 316, 653
Customers' deposits	78, 112	78, 112	73, 289	73, 289

The methods and assumptions applied on the fair values of financial instruments are summarized as follows:

(1) The due dates of short-term financial instruments are near the balance sheet date. Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash and cash equivalent, notes and accounts receivable, other receivables, short-term loans, commercial paper payable, notes and accounts payable, income tax payable, accrued expenses, other payables, liabilities under capital lease and current portion of long–term liabilities.

(2) Short-term investments:

The fair value of mutual funds are estimated based on the net worth at balance sheet date.

(3) The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies. However, due to the difficulties of getting the information of long-term investments, the fair value of long-term investments are based on the fair value as of December 31, 2002 and 2001, respectively.

(4) The fair value of guaranteed deposits and long–term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of the one year time deposit in the post office as of March 31, 2003 and 2002, respectively.

(5) The fair value of bonds payable, long-term loans, long-term payables, long-term liabilities under capital lease and customers' deposits is based on the discounted value of expected future cash inflow and the discount rate is based on the rate of similiar long-term loans as of March 31, 2003 and 2002, respectively.

(6) The fair value of provision for retirement plan is measured according to the funding status presented on the actuarial report measured at November 30, 2002 and 2001 and adjusted for net pension cost, provision and payment of pension fund occurred during the three month period endend March 31, 2003 and 2002.

(3) PRESENTATION OF FINANCIAL STATEMENTS:

Certain accounts in the March 31, 2002 financial statements have been reclassified to conform with the presentation adopted for the March 31, 2003 financial statements.

Note.11 Additional Disclosures Information

1.Significant Transactions Information (For the three months ended March 31, 2003)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counter party	Account	Maximum balance during the period	Balance at March 31, 2003	Interest rate	Nature of financing activity (Note3)	Total transaction volume	Reason for short – term loan	Allowance for doubtful accounts	Assets pledged: Item	Assets pledged: Value	Loan limit per entity	Maximum amount available for loan
1	President International Trade and Investment (BVI) Corp.	Kai Yu Investment (BVI) Co., Ltd.	Other receivables	US$ 850	US$ 850	–	2	$ –	Business turn	$ –	–	$ –	US$ 80,000	US$ 100,000 (Note 1)
2	Cayman President Holdings Ltd.	President Top Development Ltd.	Receivable – related party	US 7,326	US 7,326	–	2	–	Investment loan	–	–	–	US 50,000	US 100,000 (Note 1)
3	President Global (USA) Corp.	President East Co.	Notes receivable	US 200	US 200	6.00%	1	US 175 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivable	US 40	US 40	–	1	US 147 (sales)	–	–	–	–	US 3,000	US 4,000 (Note 1)
4	President Asian Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,088	CAN 1,583	7.06%	2	–	Investment loan	–	Land and Buildings second Mortgage	CAN 2,745	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holding Ltd.	Other receivables	755,876	161,170	–	1	1,036,906 (sales)	–	–	–	–	4,190,402	8,380,804 (Note 2)
6	President Chain Store Corp.	Uni-President Yellowhat Corp.	Other receivables	5,000	5,000	2.89%	2	–	Business turn	–	–	–	100,000	4,904,693 (Note 1)
7	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	111,254	111,254	–	2	–	Investment loan	64,441	–	–	200,000	300,000 (Note 1)
		Tunnel Internation Marketing	Other receivables	7,488	7,488	–	2	–	Investment loan	–	–	–	200,000	300,000 (Note 1)
		Tunnel 88 Internation Corp.	Other receivables	348	348	–	2	–	Investment loan	–	–	–	200,000	300,000 (Note 1)

Number	Name	Name of counter party	Account	Maximum balance during the period	Balance at March 31, 2003	Interest rate	Nature of financing activity (Note3)	Total transaction volume	Reason for short – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
8	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	$ 125, 350	$ 125, 350	—	2	$ —	Business turn	$ —	—	$ —	$ 200, 000	$ 300, 000 (Note 1)
9	President International investment (BVI) Co.	Hong Kong Xiang Lu Industries Ltd.	Other receivables	US 8, 509	US 8, 509	—	2	—	Investment loan	—	—	—	US 80, 000	US 100, 000 (Note 1)
10	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5, 021	US 5, 002	—	2	—	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)
		Changdu Ton Yi Industrial Packing Corp.	Other receivables	US 1, 302	US 1, 281	—	1、2	US 55 (sales)	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)
		Cayman Fujian Ton Yi Holding Ltd.	Other receivables	US 26	US 26	—	2	—	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)
		Cayman Jiangsu Ton Yi Holding Ltd.	Other receivables	US 20	US 20	—	2	—	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)
11	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivables	PESO 45, 650	PESO 45, 650	7. 00%	2	—	Investment loan	—	—	—	PESO 80, 000	PESO 93, 568 (Note 1)
12	President Life Sciences Cayman Co., Ltd.	A-Spine Holding Group Corp.	Other receivables	US 2, 000	US 2, 000	—	2	—	Investment loan	—	—	—	US 80, 000	US 100, 000 (Note 1)
		Aura Biosystems Inc.	Other receivables	US 1, 000	US 1, 000	—	2	—	Investment loan	—	—	—	US 80, 000	US 100, 000 (Note 1)
13	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3, 833	US 3, 833	—	2	—	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)
14	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3, 833	US 3, 833	—	2	—	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)
		Changdu Ton Yi Industrial Packing Corp.	Other receivables	US 986	US 966	—	1、2	US 457 (sales)	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)

Number	Name	Name of counter party	Account	Maximum balance during the period	Balance at March 31, 2003	Interest rate	Nature of financing activity (Note3)	Total transaction volume	Reason for short – term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
15	Wuxi Ton Yi Industrial Packing Corp.	Changdu Ton Yi Industrial Packing Corp.	Other receivables	US$ 2, 572	US$ 2, 550	—	1、2	US$ 17 (sales) US 314 (Purchases)	Business turn	$ —	—	$ —	$ 4, 190, 402	$ 8, 380, 804 (Note 2)
		Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 14	US 9	—	1、2	US 299 (sales) US 2, 432 (Purchases)	Business turn	—	—	—	4, 190, 402	8, 380, 804 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan requires the board of directors' approval and should be reported at the stockholder's meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following code represents the character of financing activities with other:

1.Trading partner.

2.Short-term financing.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20, 726, 442	$ 14, 158, 712	$ 14, 043, 858	$ —	33. 88	$ 41, 452, 883	(Note 1)
0		President International Development Corp.	2	20, 726, 442	3, 200, 000	3, 200, 000	—	7. 72	41, 452, 883	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	20, 726, 442	2, 229, 079	2, 229, 079	—	5. 38	41, 452, 883	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	20, 726, 442	1, 493, 000	1, 470, 000	—	3. 55	41, 452, 883	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	20, 726, 442	779, 811	759, 314	—	1. 83	41, 452, 883	(Note 1)
0		Tone Sang Construction Corp.	2	20, 726, 442	670, 000	670, 000	—	1. 62	41, 452, 883	(Note 1)
0		Preident Asia Enterprises Inc.	3	20, 726, 442	605, 850	605, 850	—	1. 46	41, 452, 883	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	20, 726, 442	522, 000	522, 000	—	1. 26	41, 452, 883	(Note 1)
0		Uni-Splendor Corp.	6	20, 726, 442	475, 000	475, 000	—	1. 15	41, 452, 883	(Note 1)
0		Uni-President (Thailand), Ltd.	3	20, 726, 442	440, 000	440, 000	—	1. 06	41, 452, 883	(Note 1)
0		Uni- President (USA), Inc.	3	20, 726, 442	348, 000	348, 000	—	0. 84	41, 452, 883	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	20, 726, 442	310, 000	310, 000	—	0. 75	41, 452, 883	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	20, 726, 442	200, 000	200, 000	—	0. 48	41, 452, 883	(Note 1)
0		Century Quick Service Restaurant Corp.	3	20, 726, 442	200, 000	200, 000	—	0. 48	41, 452, 883	(Note 1)
0		President Pharmaceutical Corp.	2	20, 726, 442	210, 000	180, 000	—	0. 43	41, 452, 883	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		President International Trade and Investment (BVI) Corp.	2	$ 20, 726, 442	$ 104, 430	$ 104, 430	$ —	0. 25	$ 41, 452, 883	(Note 1)
0		Presitex Co., Ltd.	3	20, 726, 442	96, 940	96, 940	—	0. 23	41, 452, 883	(Note 1)
0		President Packaging Ind. Corp.	1	20, 726, 442	60, 341	59, 320	—	0. 14	41, 452, 883	(Note 1)
0		President Entertainment Corp.	2	20, 726, 442	50, 000	50, 000	—	0. 12	41, 452, 883	(Note 1)
0		President Global (USA) Corp.	2	20, 726, 442	35, 000	35, 000	—	0. 08	41, 452, 883	(Note 1)
0		President Baseball Team Corp.	2	20, 726, 442	34, 000	34, 000	—	0. 08	41, 452, 883	(Note 1)
0		President Digital Network Corp.	2	20, 726, 442	30, 000	30, 000	—	0. 07	41, 452, 883	(Note 1)
0		Uni – President (Philippines) Corp.	3	20, 726, 442	17, 080	17, 080	—	0. 04	41, 452, 883	(Note 1)
1	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20, 000	US 2, 750	US 2, 750	—	19. 23	US 100, 000	(Note 2)
2	Kai Yu Investment Co., Ltd.	Uni – President Enterprises Corp.	4	100, 000	2, 000	2, 000	—	0. 63	500, 000	(Note 3)
3	Nanlien International Corp.	Nella Ltd .	3	500, 000	51, 350	41, 830	—	3. 29	1, 000, 000	(Note 4)
3		Lien Lu Enterprises Corp.	3	500, 000	30, 000	30, 000	—	2. 36	1, 000, 000	(Note 4)
3		Wei Lian Enterprises Corp.	3	500, 000	10, 000	10, 000	—	0. 79	1, 000, 000	(Note 4)
3		Tung Yu Corp.	3	500, 000	13, 250	6, 380	—	0. 50	1, 000, 000	(Note 4)
3		Tung Jun International Corp.	3	500, 000	6, 000	6, 000	—	0. 47	1, 000, 000	(Note 4)
3		Uni- President Enterprises Corp.	4	500, 000	2, 000	2, 000	—	0. 16	1, 000, 000	(Note 4)
3		Cheng Miao Co., Ltd.	1	500, 000	1, 368	1, 368	—	0. 11	1, 000, 000	(Note 4)
3		Tung Lien Enterprises Corp.	1	500, 000	800	800	—	0. 06	1, 000, 000	(Note 4)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	President International Development Corp.	President International Investment (BVI) Co., Ltd.	3	$ 645, 105	US$ 2, 500	US$ 2, 500	$ —	0. 67	$ 2, 580, 421	(Note 5)
4		President Medical Technologies Corp. Ltd.	6	645, 105	118, 093	60, 000	—	0. 47	2, 580, 421	(Note 5)
4		Presitex Co., Ltd.	3	645, 105	14, 655	14, 655	—	0. 11	2, 580, 421	(Note 5)
5	Tong Ho Development Co., Ltd.	Gu Hsiang Corp.	3	163, 159	96, 000	96, 000	—	23. 54	203, 949	(Note 6)
6	President Chain Store Corp.	Mech-President Co., Ltd.	3	2, 452, 346	720, 000	720, 000	—	5. 87	6, 130, 866	(Note 7)
6		President Transnet Corp.	3	2, 452, 346	510, 000	510, 000	—	4. 16	6, 130, 866	(Note 7)
6		President Drugstore Business Corp.	3	2, 452, 346	320, 000	320, 000	—	2. 61	6, 130, 866	(Note 7)
6		President Chain Store (BVI) Holdings Ltd.	3	2, 452, 346	US 3, 500	US 3, 500	—	0. 99	6, 130, 866	(Note 7)
6		Philippine Seven Corp.	3	2, 452, 346	US 2, 000 PESO 80, 000	US 2, 000 PESO 80, 000	—	0. 99	6, 130, 866	(Note 7)
6		President Packaging Ind. Corp.	6	2, 452, 346	62, 438	62, 087	—	0. 51	6, 130, 866	(Note 7)
6		President Yamako Corp.	3	2, 452, 346	35, 000	35, 000	—	0. 29	6, 130, 866	(Note 7)
7	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11, 733, 126	US 153, 683	US 137, 070	—	28. 46	11, 733, 126	(Note 8)
7		Wuxi Ton Yi Industrial Packaging Corp.	3	11, 733, 126	US 14, 200	US 14, 200	—	2. 95	11, 733, 126	(Note 8)
7		Fujian Ton Yi Tinplate Co., Ltd.	3	11, 733, 126	US 12, 526	US 10, 520	—	2. 19	11, 733, 126	(Note 8)
7		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11, 733, 126	US 8, 900	US 8, 900	—	1. 85	11, 733, 126	(Note 8)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
7		Chengdu Ton Yi Industrial Packaging Corp.	3	$ 11,733,126	US$ 4,000	US$ 4,000	$ —	0.83	$ 11,733,126	(Note 8)
8	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7,504	US 3,150	US 3,150	—	20.99	US 15,009	(Note 9)
9	President Hotel Inc.	President Asian Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	CAN 18,000	—	CAN 40,000	(Note10)
10	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7,421	US 3,500	US 3,500	—	9.43	US 18,552	(Note11)
11	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,733,126	US 36,750	US 36,750	—	(Note 12)	11,733,126	(Note12)
11		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,733,126	US 44,743	US 27,650	—	(Note 12)	11,733,126	(Note12)
11		Wuxi Ton Yi Industrial Packaging Corp.	3	11,733,126	US 2,000	US 2,000	—	(Note 12)	11,733,126	(Note12)
11		Chengdu Ton Yi Industrial Packaging Corp.	3	11,733,126	US 2,000	US 2,000	—	(Note 12)	11,733,126	(Note12)
12	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 478,254	RMB 7,000	RMB 2,000	—	0.08	RMB 1,434,762	(Note13)
12		Tianjiang President Enterprises Food Corp. Ltd.	3	RMB 478,254	RMB 1,900	RMB 1,900	—	0.08	RMB 1,434,762	(Note13)
12		Xinjiang President Enterprises Food Corp. Ltd.	3	RMB 478,254	RMB 1,900	RMB 1,900	—	0.08	RMB 1,434,762	(Note13)
13	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,733,126	US 18,457	US 18,457	—	(Note 12)	11,733,126	(Note12)
14	Jiangsu Ton Yi Tinplate Co., Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,733,126	US 11,865	US 11,865	—	(Note 12)	11,733,126	(Note12)
		Wuxi Ton Yi Industrial Packaging Corp.	3	11,733,126	US 6,187	US 5,039	—	(Note 12)	11,733,126	(Note12)

	Endorser	Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company (Note 15)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2003	Balance secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
15	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	$ 11,733,126	US$ 7,420	US$ 4,500	$ —	(Note 12)	$ 11,733,126 (Note12)
16	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 81,429	RMB 46,000	RMB 31,000	—	7.61	RMB 244,286 (Note14)
16		Shenyang President Enterprises Co., Ltd.	3	RMB 81,429	RMB 18,000	RMB 8,000	—	1.96	RMB 244,286 (Note14)
16		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 81,429	RMB 5,000	RMB 5,000	—	1.23	RMB 244,286 (Note14)
17	Guangzhou President Enterprises Co., Ltd.	Fuzhou President Enterprises Co., Ltd.	3	RMB 50,180	RMB 60,000	RMB 50,000	—	19.33	RMB 150,541 (Note14)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 61,035	RMB 48,000	RMB 25,000	—	8.19	RMB 183,106 (Note14)
18		Nanchang President Enterprises Co., Ltd.	3	RMB 61,035	RMB 15,000	RMB 10,000	—	3.28	RMB 183,106 (Note14)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 30,837	RMB 20,000	RMB 5,000	—	3.24	RMB 92,512 (Note14)

(Note 1)The total amount of transations of endorsement equal to 100% of the Company's net worth, and the limit of transations of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2) The total amount of transations of endorsement for Cayman President Holdings Ltd. is US$100,000, and the limit of transations of endorsement for any single entity is US$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note 3)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note 4)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement equal to 50% of the its net worth for Tung Ho Development Co., Ltd. and the limit of transations of endorsement for any single entity is 40% of the its net worth, and all of the related business are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal 70% of its net worth for Ton Yi Industrial Corp. and the limit of transations of endorsement for any single entity is 70% of its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note10)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note11)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note12)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note13)The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 20% of its enrolled capital.

(Note14)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of transactions of endoraement for single entity is 20% of net worth.

(Note15)The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of March 31, 2003 were summarized as follows (Units in thousands of currencies indicated):

					March 31, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Stock	President International Trade and Investment (BVI) corp.	Subsidiary accounted by equity method	Long-term investments	45, 012	$ 2, 987, 554	100. 00%	$ 2, 735, 247	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	130, 060	1, 038, 902	100. 00%	1, 508, 849	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	428, 410	100. 00%	539, 793	—
	Stock	President Global (USA) Corp.	Subsidiary accounted by equity method	Long-term investments	500	324, 757	100. 00%	356, 907	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	316, 361	100. 00%	319, 351	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	305, 329	100. 00%	221, 030	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	230, 637	100. 00%	207, 907	—
	Stock	Tone Sang Construction Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	138, 792	100. 00%	138, 492	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	1, 024, 797	99. 99%	1, 289, 548	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	802, 870	61. 80%	803, 540	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	7, 404, 043	58. 50%	7, 547, 731	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	123, 278	51. 00%	136, 332	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	78, 785	279, 657	50. 31%	394, 714	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	152, 566	50. 00%	158, 457	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	344, 236	$ 5, 522, 897	44. 59%	$ 18, 087, 884	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 259, 764	43. 34%	6, 330, 877	—
	Stock	Tong-Jeng Develogment Corp.	Subsidiary accounted by equity method	Long-term investments	150, 000	1, 462, 760	42. 86%	1, 462, 765	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40, 887	478, 592	37. 36%	260, 857	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24, 385	267, 772	30. 84%	331, 557	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	47, 207	673, 427	29. 51%	928, 665	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	302, 014	4, 179, 989	26. 48%	3, 557, 427	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13, 475	135, 501	24. 76%	135, 282	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	74, 228	1, 812, 321	20. 50%	1, 720, 862	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18, 042	250, 887	20. 00%	252, 790	—
	Stock	Mech – President Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	6, 600	100, 182	20. 00%	100, 201	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65, 074	493, 192	17. 59%	238, 411	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20, 206	167, 348	10. 10%	61, 552	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78, 219	691, 085	14. 46%	987, 029	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87, 214	747, 877	9. 53%	320, 949	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tonpal Optoelectronics Inc.	The indirect owned subsidiary of Tong Shou Investment Inc.is its director	Long-term investments	245, 867	$ 2, 751, 847	8. 22%	$ 2, 349, 876	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21, 600	210, 000	8. 19%	17, 764	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14, 437	145, 360	7. 22%	88, 159	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	99, 174	—
	Stock	Grand Commercial Bank	Director	Long-term investments	80, 034	713, 302	4. 99%	679, 726	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126, 800	1, 268, 000	2. 67%	1, 214, 744	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27, 000	250, 000	2. 48%	274, 094	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20, 000	203, 714	2. 00%	200, 524	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	115, 664	1. 75%	148, 795	—
	Stock	Uni-President Dream Parks Corp. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	900, 228	0. 53%~100. 00%	906, 946	—
President International Trade and Investment (BVI) Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27, 392	—	US 27, 019	—

					March 31, 2003						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Uni- President (USA), Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US$	8, 138	100. 00%	US$	8, 138	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US	2, 370	100. 00%	US	2, 370	—
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	200	US	20, 520	—	US	19, 970	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US	18, 734	—	US	19, 011	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	267, 521	100. 00%	US	288, 944	—
	Stock	Uni – President Southeast Asia Holding Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	37, 466	100. 00%	US	37, 462	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9, 391	60. 00%	US	9, 400	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Gargill President Holdings Pte Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	15, 280	US$	14, 468	50. 00%	US$	14, 472	—
	Stock	Queen Holding (BVI) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	16, 598	45. 40%	US	16, 629	—
	Stock	PPG Investment, Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 770	45. 40%	US	3, 769	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity	Long-term investments	—	US	12, 734	45. 00%	US	13, 093	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6, 663	45. 00%	US	6, 717	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	2, 836	45. 00%	US	2, 788	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	22, 956	30. 00%	US	23, 181	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President Energy Development (Cayman Islands) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 200	US$	9, 005	25. 50%	US$	9, 040	—
	Stock	Uni-President International (HK) Co., Ltd. etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	6, 279	0. 01%～ 100. 00%	US	1, 957	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	959		12, 553	—		12, 719	—
	Stock	Dalian Beiliang Logistics Serrices Corp.	Subsidiary accounted by equity method	Long- term investments	—		4, 158	17. 20%		4, 158	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	30, 564		523, 663	2. 68%		422, 153	(1)
President Global (USA) Corp.	Stock	Ameripec Inc.	A subsidary of President Global (USA) Corp. (accounted by equity method)	Long-term investments	3	US	3, 951	100. 00% —	US	3, 951	—
	Stock	President East Co., etc.	A subsidary of President Global (USA) Corp. (accounted by equity method) etc.	Long-term investments	—	US	3, 164	—～ 50. 00%	US	3, 164	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Aaia – Pacific Bond Fund	—	Short- term investments	21, 615		259, 314	—		260, 593	—
	Beneficiary Certificates	Central Diamond Bond Fund	—	Short- term investments	10, 247		110, 800	—		111, 237	—
	Stock	Grand Commercial Bank	Director	Short- term investments	19, 433		330, 717	—		164, 477	(2)

					March 31, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Prince Housing Development Corp.	Director	Short- term investments	7, 366	$ 68, 628	—	$ 26, 223	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	51, 778	942, 561	100. 00%	942, 561	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	8, 037	114, 765	5. 02%	159, 810	—
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24, 452	169, 560	1. 59%	221, 049	(3)
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	141, 567	— ~ 100. 00%	61, 751	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 065	—
	Stock	Huairen Corp.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	10, 000	100, 000	18. 83%	63, 500	—
Uni – President Dream Parks Corp.	Stock	Uni – Oao Travel Services Corp.	A subsidiary of Uni – President Dream Parks Corp. (accounted by equity method)	Long-term investments	480	4, 800	80. 00%	4, 800	—
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	552	6, 066	—	7, 328	—
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method etc.	Short- term investments	—	96, 972	—	40, 633	—

					March 31, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Union chinese Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	8, 048	$ 113, 861	80. 00%	$ 114, 654	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	4, 000	161, 571	20. 00%	82, 320	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	10, 000	102, 800	0. 67%	86, 014	—
	Stock	Tonpal Optoelectronics Inc.	The indirect owned subsidiary of Ton Shou Investement Inc.is its director	Long-term investments	16, 667	200, 004	0. 56%	159, 295	—
	Stock	Cayman Nanlien Holdings Ltd. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1, 019, 407	2. 50%～100. 00%	903, 395	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	2, 000	2, 945	16. 67%	3, 500	—
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short- term investments	100	1, 000	—	1, 065	—
Parabola Creative Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	4, 294	—	4, 303	—
President International Development Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	16, 521	219, 162	—	219, 196	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Beneficiary Certificates	Waterland Vision Fund	—	Short- term investments	500	$ 5,000	—	$ 4,350	—
	Convertible Bond	Episil Technology Inc. Convertible Bond etc.	—	Short- term investments	—	119,920	—	121,119	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Short- term investments	16,990	345,331	—	153,593	(4)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	3,823	129,264	—	93,491	(5)
	Stock	World Global Intelligent Network etc.	—	Short- term investments	—	217,891	—	126,843	—
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	133,023	5,408,184	100.00%	5,408,184	—
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	165,000	1,499,860	100.00%	1,499,860	(6)
	Stock	Ton Yu Investment Inc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	26,050	260,230	100.00%	260,230	—

					March 31, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Ton Shou Investment Inc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11,140	$ 149,980	100.00%	$ 149,980	—
	Stock	Ton Cheng Investment Inc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	11,140	111,330	100.00%	111,330	—
	Stock	Ton-Jeng Development Corp.	Subsidary accounted by equity method	Long-term investments	150,000	1,596,387	42.85%	1,462,765	(7)
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method	Long-term investments	39,534	497,779	38.20%	496,621	(8)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55,404	482,928	35.07%	436,940	(9)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	43,839	498,489	24.90%	576,685	(10)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director	Long-term investments	10,000	$ 100,000	11.30%	$ 99,063	—
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director	Long-term investments	10,700	110,265	9.91%	113,622	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method	Long-term investments	15,926	115,556	7.96%	48,575	—
	Stock	Tonpal Optoelectronics Inc.	The indirect owned subsidiary of Ton Shou Investment Inc. is its director	Long-term investments	215,179	2,385,665	7.20%	2,056,576	(11)
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director	Long-term investments	39,113	407,806	7.11%	364,603	(12)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director	Long-term investments	253,200	2,532,000	6.15%	2,772,025	(13)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiry accounted by equity method	Long-term investments	21,247	152,804	5.74%	77,842	—

					March 31, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director	Long-term investments	27,000	$ 250,000	2.48%	$ 274,621	(14)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director	Long-term investments	20,000	203,714	2.00%	202,524	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	617,136	1.25%~ 50.00%	459,253	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,065	—
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	4,536	—	4,776	—
Tung Ho Development Co., Ltd.	Stock	Gu Hsiang Co., Ltd. etc.	A subsidiary of Tung Ho Development Co., Ltd. (accounted by equity method)	Long-term investments	—	172,101	100.00%	171,989	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	63,162	—	62,292	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 2,290	20.00%	CAN 2,290	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Canada Income Properties Real Estate Investment Trust	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	1	CAN$ 6, 413	100. 00%	CAN$ 6, 413	—
	Stock	President Canada Construction Inc. etc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 1, 596)	50. 00%～100. 00%	(CAN 5, 270)	(15)
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	5, 011	65, 617	—	66, 489	—
President Organics Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	600	8, 697	—	8, 737	—
President Coffee Corp.	Beneficiary Certificates	Fuh – Hwa Bond Fund etc.	—	Short- term investments	—	13, 000	—	13, 012	—
President Chain Store Corp.	Stock	First Financial Holding Co., Ltd. etc.	—	Short- term investments	—	477, 757	—	193, 631	—
	Stock	President Chain Store (BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46, 405	1, 258, 088	100. 00%	1, 258, 088	—
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	187, 354	100. 00%	186, 217	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Wisdom Distribution Service Corp.	A Subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	9,433	$ 138,995	100.00%	$ 138,995	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	137,416	100.00%	137,416	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	72,000	111,210	80.00%	(5,776)	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	10,626	167,496	70.00%	147,484	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	20,775	320,463	62.95%	315,402	—
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	19,563	336,308	60.00%	275,592	—
	Stock	President Musashino Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	326,770	60.00%	319,945	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	5,000	117,977	25.00%	97,777	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	30,237	148,898	19.31%	133,043	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director	Long-term investments	20,000	260,433	16.67%	218,578	—
	Stock	Ton-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	625,000	14.28%	488,381	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	20,206	202,064	10.10%	48,028	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Presicarre Corp.	Subsudiary accounted by equity method	Long-term investments	36, 208	$ 3, 729, 448	10. 00%	$ 839, 433	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209, 249	2, 299, 197	7. 00%	2, 774, 905	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	99, 174	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11, 000	110, 000	5. 50%	67, 171	—
	Stock	Digital United Inc.	The president is its director	Long-term investments	6, 000	133, 720	3. 41%	107, 376	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	437, 211	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29, 329	140, 534	2. 48%	360, 156	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director	Long-term investments	20, 000	203, 714	2. 00%	200, 524	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director	Long-term investments	42, 400	424, 000	1. 03%	424, 000	—
	Stock	Uni-President Oven Bakery Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method) etc.	Long-term investments	—	935, 502	0. 02%~ 100. 00%	765, 789	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4, 001	(658, 994)	100. 00%	(658, 994)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	17, 764	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	431, 520	—

					March 31, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	$ 115,664	1.75%	$ 148,795	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	141,471	0.02%~ 100.00%	141,475	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	3,927	52,108	—	52,108	—
President Tokyo Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	26	370	—	393	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	6,721	98,173	—	98,242	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,500	29,049	25.00%	31,906	—
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	25,529	300,000	—	300,045	—
	Beneficiary Certificates	NITC Bond Fund etc.	—	Short- term investments	—	89,496	—	89,333	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	90,812	49.00%~ 51.00%	90,812	—
Mech-President Co., Ltd.	Stock	Safety Elevator Corp.etc.	A subsidiary of Mech-President Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	90,592	0.01%~ 100.00%	90,052	—
President Transnet Corp.	Beneficiary Certificates	Quality Fund	—	Short- term investments	200	2,000	—	810	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	$ 153,691	—	$ 154,661	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450	4,500	5.00%	2,666	—
President Enterprises (China) Investment Co., Ltd.	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 411,542	100.00%	RMB 250,902	—
	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 358,062	100.00%	RMB 407,144	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 290,311	100.00%	RMB$ 305,176	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 284,544	100.00%	RMB 249,890	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 143,472	100.00%	RMB 154,187	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 128, 763	100. 00%	RMB$ 78, 674	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 108, 486	100. 00%	RMB 107, 236	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 94, 737	100. 00%	RMB 95, 655	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 77, 972	100. 00%	RMB 77, 761	—
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 58, 792	100. 00%	RMB 61, 817	—
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 101, 226	94. 49%	RMB 44, 162	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB$	84, 932	80. 00%	RMB$	79, 231	–
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	33, 500	78. 25%	RMB	1, 521	–
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	59, 846	56. 52%	RMB	72, 429	–
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	32, 315	55. 00%	RMB	58, 945	–
	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	49, 382	49. 00%	RMB	47, 595	–
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	–	Long-term investments	–	RMB	733	15. 00%	RMB	2, 268	–
Uni-President Southeast Asia Holding Ltd.	Stock	Uni – President Vietnam Co., Ltd.	A subsidiary of Uni – President Southeast Asia Holding Ltd. (accounted by equity method)	Long-term investments	–	US	25, 503	100.00%	US	24, 751	–

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	PT ABC President Enterprises Indonesia	A subsidiary of Uni – President Southeast Asia Holding Ltd. (accounted by equity method)	Long-term investments	—	US$	7, 642	100. 00%	US$	7, 668	—
	Stock	Uni – President (Thailand) Ltd.etc.	A subsidiary of Uni – President Southeast Asia Holding Ltd. (accounted by equity method) etc.	Long-term investments	—	US	4, 452	40. 00%～ 100. 00%	US	4, 657	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US	55, 064	—	US	41, 184	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	284	US	28, 641	—	US	27, 204	(16)
	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	175	US	17, 955	—	US	17, 473	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	9, 117	100. 00%	RMB	79, 547	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3, 329	50. 00%	RMB	29, 486	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 652	43. 48%	RMB	55, 719	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 710	10. 00%	RMB	64, 467	—
	Stock	Tianjiang President Industrial Co.,Ltd	—	Long-term investments	—	US	3, 520	10. 00%	RMB	12, 180	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President Coffee (Cayman) Holdings Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US$	4,635	6.10%~100.00%	US$	6,136	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36,249	—		12,567	—
	Stock	Chi Fu Enterprises Corp. etc.	A subsidiary of Union Chinese Corp. (accounted by equity method) etc.	Long-term investments	—		24,725	—		23,825	—
President International Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US	5,552	—	US	4,161	—
	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	42,472	US	57,877	50.00%	US	57,877	—
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,833	US	8,572	40.35%	US	940	—
	Stock	President Energy Development (Cayman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15,834	US	14,428	39.58%	US	13,934	—

					March 31, 2003				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,433	US$ 5,239	25.00%	US$ 5,239	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 49,248	19.12%	US 47,989	—
	Stock	RF Integrated Corp.	—	Long-term investments	4,000	US 4,000	10.00%	US 4,000	—
	Stock	Global Strategic investment	—	Long-term investments	3,000	US 3,000	3.77%	US 2,684	—
	Stock	Scino Pharm. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 13,905	0.45%～45.31%	US 10,424	—
President Life Science Co., Ltd.	Beneficiary Certificates	NTIC Taiwan Bond Fund etc.	—	Short-term investments	—	35,712	—	38,643	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	25,050	561,240	100.00%	561,240	—
		Origene Technologies Inc.	—	Long-term investments	1,930	198,180	12.56%	5,414	—
		Athersys Inc.	—	Long-term investments	635	312,787	3.55%	44,306	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US$	209,556	0.50%~ 100.00%	US$	110,145	—
Nella Ltd.	Stock	Guangzhou Nella Ltd.	A subsidiary of Nella Ltd. (accounted by equity method)	Long-term investments	—	(US	401)	80.00%	(US	401)	—
Ton Yu Investment Inc.	Stock	Tonpal Optoelectronics Inc.	The indirect owned subsidiary of Tong Shou Investment Inc.is its director	Long-term investments	22,500		259,875	0.75%		298,350	(17)
Tong Shou Investment Inc.	Beneficiary Certificates	Far Eastwen Alliance Taiwan Bond Fund	—	Short-term investments	888		9,000	—		9,140	—
	Stock	Emerging Display Technologing Corp.	—	Short-term investments	877		17,761	—		18,540	—
	Stock	Tonpal Optoelectronics Inc.	Tong Shou Investment Inc. is its director	Long-term investments	10,000		111,300	0.33%		132,600	—
	Stock	South Eqitaxy Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	1,100		11,336	1.00%		10,682	—
Tong Cheng Investment Corp.	Stock	Tonpal Optoeletronics Inc.	The indirect owned subsidiary of Tong Shou Investment Inc. is its director	Long-term investments	10,000		111,300	0.33%		112,747	(18)
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	19,910	US	15,806	100.00%	US	15,806	—
	Stock	President Coffee (Cayman) Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US	1,752	50.00%	US	1,752	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 484	US$	4, 118	47. 50%	US$	4, 118	—
	Stock	T&T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6, 502	20. 00%	US	3, 435	—
	Stock	eASPNet Inc.	—	Long-term investments	2, 500	US	2, 500	5. 88%	US	2, 165	—
	Stock	Global Strategic Invesment Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3, 000	US	3, 000	3. 77%	US	2, 226	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Hom Run Fund	—	Short-term investments	5, 154		67, 400	—		68, 398	—
	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—		174, 471	—		134, 764	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—		172, 000	—		172, 418	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2, 000		23, 181	20. 00%		25, 525	—
President Muashino Corp.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	12, 063		160, 050	—		160, 050	—
President Drugstore Business Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—		134, 019	—		134, 019	—
President Direct Marketing Corp.	Beneficiary Certificates	The Rsit Enhanced Bond Fund etc.	—	Short-term investments	—		93, 190	—		85, 464	—

					March 31, 2003						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Ton Yi Industrial Corp. etc.	A subsidiary of President Direct Marketing Corp. (accounted by equity method) etc.	Short-term investments	—	US$	6, 471	—	US$	2, 217	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—		47, 989	—		49, 973	—
President Techology Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	—		30, 000	—		30, 221	—
President Engineering Technology Corp.	Beneficiary Certificates	Well Pool Fund etc.	—	Short-term investments	—		30, 000	—		30, 498	—
Uni – President Takashimaya Co., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		100, 000	—		101, 644	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1, 556		20, 000	—		20, 642	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	4, 884	100. 00%	US	4, 884	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	2, 534	100. 00%	US	2, 534	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	225	100. 00%	US	225	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	29, 179	88. 58%	US	29, 179	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	17,021	87.93%	US$	866	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		64,738	—		64,801	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,551	50.00%	RMB	2,534	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	47,635	51.00%	RMB	49,538	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,551	50.00%	RMB	2,534	—
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	A subsidiary of Meishan President Feed & Oil Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,830	50.00%	RMB	2,827	—
Qingdao President Feed &Livestock Co., Ltd.	Stock	San Tong Wanfu (Qingdao) Food Co., Ltd.	A subsidiary of Qingdao President Feed &Livestock Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	29,826	30.00%	RMB	29,826	—
President Life Sciences Cayman Co.,Ltd.	Stock	Arena Pharmaceuticial Inc. etc.	—	Short-term investments	—	US	3,463	—	US	3,243	—
	Stock	Z – Kat, Inc.	—	Long-term investments	3,855	US	3,642	16.80%	US	3,645	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Orchid Biosciences Inc.	—	Long-term investments	1,000	US$	5,470	3.02%	US$	493	—
	Stock	Plantaceutica, Inc, etc.	A subsidiary of President Life Sciences Cayman Co., Ltd. (accounted by equity method)	Long-term investments	—	US	5,912	14.90% ~ 70.88%	US	2,189	—
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund	—	Short-term investments	1,698		17,011	—		17,748	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	A subsidiary of President Chain Store (Labuan) Holding Ltd. (accounted by equity method)	Long-term investments	119,575	US	15,786	50.40%	US	15,786	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	A subsidiary of President Coffee (Cayman) Holding Ltd. (accounted by equity method)	Long-term investments	—	US	3,184	100.00%	US	3,184	—
Philppine Seven Corp.	Stock	Convenience Distribution Inc. etc.	A subsidiary of Philppine Seven Corp. (accounted by equity method)	Long-term investments	—	PESO	86,031	40.00% ~ 100.00%	PESO	86,031	—
Mech-President (BVI) Corp.	Stock	Shanghai President machine Co., Ltd.	A subsidiary of Mech-President (BVI) Corp. (accounted by equity method)	Long-term investments	—	US	2,418	100.00%	US	2,418	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Fujian Ton Yi Holding Ltd. (accounted by equity method)	Long-term investments	—	US	32,848	83.58%	US	32,848	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2003 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Jiangsu Ton Yi Holding Ltd. (accounted by equity method)	Long-term investments	—	US$ 19, 381	82. 86%	US$ 19, 381	—

(Note 1) 120 thousands shares of the outstanding common stock with market value of $1,657 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $153,423 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $124,819 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 16,000 thousands shares of the outstanding common stock with market value of $144,643 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 5) 1,250 thousands shares of the outstanding common stock with market value of $30,569 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 149,994 thousands shares of the outstanding common stock with market value of $1,363,455 were used as collaterals for short-term loan of President International Development Corp.

(Note 7) 30,000 thousands shares of the outstanding common stock with market value of $319,277 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 8) 39,100 thousands shares of the outstanding common stock with market value of $492,314 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 9) 55,400 thousands shares of the outstanding common stock with market value of $482,893 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 10) 40,600 thousands shares of the outstanding common stock with market value of $461,659 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 211,500 thousands shares of the outstanding common stock with market value of $2,344,876 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 12) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan of President Internationa Development Corp.

(Note 14) 27,000 thousands shares of the outstanding common stock with market value of $250,000 were used as collaterals for issuance of commercial papers of Presiden International Development Corp.

(Note 15) 1 thousands shares of the outstanding common stock with market value of (CAN 1,690) were used as collaterals for short-term loan of President Asian Enterprises Inc.

(Note 16) 284 thousands shares of the outstanding common stock with market value of US$27,204 were used as collaterals for short-term loan of Kai Yu Investment (BVI) Co., Ltd.

(Note 17) 20,000 thousands shares of the outstanding common stock with market value of $231,000 were used as collaterals for short-term loan of President Internationa Development Corp.

(Note 18) 10,000 thousands shares of the outstanding common stock with market value of $111,300 were used as collaterals for short-term loan of President Internationa Development Corp.

4) The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
i-President nterprises Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	—	—	—	$ —	51,501	$ 750,000	(51,501)	$ 750,361	($ 750,000)	$ 361	—	$ —	—	$ —
	Ta – Chang gallop Bond Fund	Short-term investments	—	—	—	—	48,757	500,000	(48,757)	500,285	(500,000)	285	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	37,809	500,000	(37,809)	500,053	(500,000)	53	—	—	—	—
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	24,449	300,000	(24,449)	300,034	(300,000)	34	—	—	—	—
	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	Capital increase	—	209,249	2,312,425	36,618	439,422	—	—	—	—	—	—	245,867	2,751,847
	Cayman President Holding Ltd.	Long-term investments	Capital increase	—	118,060	569,309	12,000	414,693	—	—	—	—	—	54,900	130,060	1,038,902
	Tung Ho Development Co, Ltd.	Long-term investments	Capital increase	—	36,528	132,961	42,257	211,286	—	—	—	—	—	(64,590)	78,785	279,657
yman resident oldings Ltd.	Stock:															
	Uni-President Southeast Asia Holding Co., Ltd.	Long-term investments	New establish-ment	—	—	—	—	US 38,202	—	—	—	—	—	(US 736)	—	US 37,466
	Cargill President Holdings Pte. Ltd.	Long-term investments	Capital increase	—	10,000	US 9,356	5,280	US 5,280	—	—	—	—	—	(US 168)	15,280	US 14,468
	Uni – President Vitnam Co., Ltd.	Long-term investments	(Note 1)	(Note 1)	—	US 25,145	—	—	—	US 25,898	(US 26,055)	(US 157)	—	US 910	—	—
	PT ABC – President Enterprises Indonesia	Long-term Investments	(Note 1)	(Note 1)	6,524	US 7,588	—	—	(6,524)	US 7,622	(US 7,678)	(US 56)	—	US$ 90	—	—

Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
ai Yu nvestment Co., Ltd.	Beneficiary Certificates:															
	Asia - Pacific Bond Fund	Short-term investments	—	—	—	$ —	21,947	$ 263,300	(332)	$ 4,000	($ 3,986)	$ 14	—	$ —	21,615	$ 259,314
	Cantral Diamond Bond Fund	Short-term investments	—	—	—	—	10,247	110,800	—	—	—	—	—	—	10,247	110,800
anlien nternational Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	Capital Increase	—	—	—	16,667	200,004	—	—	—	—	—	—	16,667	200,004
resident nternational Development Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	12,082	159,502	43,253	573,000	(38,814)	513,600	(513,340)	260	—	—	16,521	219,162
	Formosa Chemicals & Fiber Corp.	Short-term investments	—	—	1,050	38,443	2,950	115,539	(3,600)	132,203	(139,199)	(6,996)	—	—	400	14,783
resident Asian Enterprises Inc.	Stock:															
	President Canada Income Properties Reat Estae Investment Trust	Long-term investments	New establish-ment	—	—	—	1	CAN 7,900	—	—	—	—	—	(CAN 1,487)	1	CAN 6,413
resident Chain tore Corp.	Beneficiary Certificites:															
	Home Run Fund	Short-term investments	—	—	—	—	198,706	2,629,000	(198,706)	2,630,179	(2,629,000)	1,179	—	—	—	—
	James Bond Fund	Short-term investments	—	—	—	—	78,825	1,149,000	(78,825)	1,149,490	(1,149,000)	490	—	—	—	—
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	—	—	—	—	31,827	460,000	(31,827)	460,130	(460,000)	130	—	—	—	—
	Asia-Pacific Bond Fund	Short-term investments	—	—	—	—	26,206	314,900	(26,206)	315,064	(314,900)	164	—	—	—	—
	Polaris De – Li Fund	Short-term investments	—	—	—	—	14,010	200,000	(14,010)	200,092	(200,000)	92	—	—	—	—
	NITC Bond Fund	Short-term investments	—	—	—	—	1,012	157,000	(1,012)	157,043	(157,000)	43	—	—	—	—
	Stock:															
	Tung Ho Development Co., Ltd.	Long-term investments	(Note 2)	—	—	—	30,237	148,898	—	—	—	—	—	—	30,237	148,898
ni-President	Beneficiary Certificites:															

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
old-Chain orp.	James Bond Fund	Short-term investments	—	—	11, 056	$ 160, 646	54, 045	$ 788, 000	(58, 380)	$ 851, 204	($ 850, 473)	$ 731	—	$ —	6, 721	$ 98, 173
tail Support ternational orp.	Beneficiary Certificites: James Bond Fund	Short-term investments	—	—	11, 610	168, 731	153, 912	2, 244, 757	(144, 993)	2, 114, 560	(2, 113, 488)	1, 072	—	—	20, 529	300, 000
	Home Run Fund	Short-term investments	—	—	22, 069	291, 258	112, 714	1, 492, 240	(132, 091)	1, 748, 690	(1, 747, 797)	893	—	—	2, 692	35, 701
	NTIC Taiwan Bond Fund	Short-term investments	—	—	—	—	5, 457	847, 600	(5, 124)	796, 159	(795, 800)	359	—	—	333	51, 800
esident nformation orp.	Beneficiary Certificites: James Bond Fund	Short-term investments	—	—	1, 530	21, 917	8, 920	130, 000	(4, 870)	71, 000	(70, 643)	357	—	—	5, 580	81, 274
i – President outheast Asia olding Ltd.	Stock: Uni – President Vietnam Co, Ltd.	Long-term investments	(Note 3)	(Note 3)	—	—	—	US 25, 898	—	—	—	—	—	(US 395)	—	US 25, 503
	PT ABC President Enterprises Indonesia	Long-term investments	(Note 3)	(Note 3)	—	—	—	US 7, 622	—	—	—	—	—	US 20	—	US 7, 642
isdom istribution ervices Corp.	Beneficiary Certificites: Union Bond Fund	Short-term investments	—	—	3, 763	43, 000	34, 652	398, 000	(36, 239)	416, 379	(416, 000)	379	—	—	2, 176	25, 000
	James Bond Fund	Short-term investments	—	—	3,374	49, 000	13, 746	200, 000	(17, 120)	249, 333	(249, 000)	333	—	—	—	—
esident usashino orp.	Beneficiary Certificites: Home Run Fund	Short-term investments	—	—	22,722	300, 000	46, 633	617, 600	(57, 292)	758, 597	(757, 550)	1, 047	—	—	12, 063	160, 050
esident nterprises hina) vestment o., Ltd.	Stock: Beijing President Drink & Food Co., Ltd.	Long-term investments	Capital increase	—	—	RMB 26, 149	—	RMB 33, 110	—	—	—	—	—	RMB 587	—	RMB 59, 846
esident Life ciences ayman Co., td.	Stock: Z – Kat, Inc.	Long-term investments	—	—	—	—	3, 855	US 3, 642	—	—	—	—	—	—	3, 855	US 3, 642

(Note 1) The counter party is Uni – President Southeast Asia Holding Ltd., which is Cayman President Holding Ltd.'s subsidiary accounted under the equity method.

(Note 2) The counter party is Cayman President Holding Ltd., which is subsidiary accounted under equity nethod.

(Note 3) Capital incease and from securities exchang market.

) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

None.

) Disposal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

None.

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 205,189	3%	One month	—	—	($ 62,484)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchases	111,906	2%	Close its account 30-45 days within the end of each month	—	(Note 1)	(23,554)	(1)	—
			Sales	119,459	1%	About one month after sales	—	(Note 2)	65,148	1	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	1,157,540	14%	Close its account 40 days within 10 days	—	(Note 2)	271,057	6	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	880,677	10%	Close its account 40 days within the end of each month	—	(Note 2)	380,681	9	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	420,010	5%	Close its account 30 days within the end of each month	—	(Note 2)	189,783	4	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	319,169	4%	About 2 months after sales	—	(Note 2)	188,233	4	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 302,413	4%	About 2 months after sales	—	(Note 2)	$ 193,391	4	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	122,392	1%	About 2 months after sales	—	(Note 2)	110,891	3	—
	Ding –Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	107,051	1%	About one month after sales	—	(Note 2)	17,419	—	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	106,449	1%	About 2 months after sales	—	(Note 2)	102,615	2	—
	Hsin Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	106,443	1%	About 2 weeks after sales	—	(Note 2)	12,496	—	—
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	104,425	1%	About 2 weeks after sales	—	(Note 2)	24,134	1	—
Nanlien International Corp.	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	247,707	35%	10～60 days	—	—	190,818	49	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	8,289,942	65%	Close its account 10～40 days within the end of each month	(Note 3)	— —	(2,622,559)	(51)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	$ 1,717,722	13%	Close its account 15 ~ 30 days within the end of each month	(Note 3)	—	($ 600,110)	(12)	—
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp.(accounted by equity method)	Purchases	775,962	6%	Close its account 15 ~ 35 days within the end of each month	(Note 3)	—	(374,737)	(7)	—
	Uni-President Enterprises Corp.	The Company	Purchases	420,010	3%	Close its account 30 ~ 40 days within the end of each month	—	—	(189,783)	(4)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	145,950	1%	Close its account 25 days within the end of each month	—	—	(55,897)	(1)	—
	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	117,659	1%	Close its account 15 days within the end of each month	—	—	(36,758)	(1)	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	1,036,906	24%	—	—	—	1,329,059	72	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	880,667	58%	40 days	—	15~50 days	(380,681)	(51)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	1,717,722	100%	30 days	(Note 4)	—	600,110	100	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Retail Support International Corp.	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	$ 454,076	6%	15～45 days	—	—	($ 157,577)	(5)	—
	Uni-President Enterprises Corp.	The Company	Purchases	319,169	4%	30～45 days	—	—	(188,233)	(6)	—
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Purchases	165,282	2%	15～45 days	—	—	(51,666)	(2)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	8,289,942	100%	30～45 days	(Note 4)	—	2,622,559	100	—
Tun Hsiang Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	302,413	51%	Close its account 60 days within the end of each month	—	—	(193,391)	(47)	—
Tung Shun Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	106,449	97%	Close its account 60days within the end of each month	—	—	(102,615)	(98)	—
Hsin Tung Enterprises Co., Ltd.	Uni-President Enterprises Corp.	The Company	Purchases	106,433	95%	15day	—	—	(12,496)	(55)	—
Tung Yu Enterprises Corp.	Uni-President Enterprises Corp.	The Company	Purchases	104,425	53%	12day	—	—	(24,134)	(49)	—
Lei Po Enterprises Co., Ltd.	Nailien International Corp.	Subsidiary accounted by equity method	Purchases	247,707	35%	Close its account 60days within the end of each month	—	—	(190,818)	84	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable	Note
	Retail Support International Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 165, 282	38%	Close its account 30days within the end of each month	—	—	51, 666	$ 41	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	US 29, 952	100%	—	—	—	(US 40, 117)	(100)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 15, 167	51%	—	—	—	US 15, 172	42	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 13, 803	47%	—	—	—	US 20, 030	56	—
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujian Ton Yi Tinplate Co., Ltd.	Purchases	US 15, 167	100%	—	—	—	(US 15, 172)	(87)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Jiangsu Ton Yi Tinplate Co., Ltd.	Purchases	US 13, 803	88%	—	—	—	(US 20, 030)	(96)	—

(Note 1): The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales, animal feed within 60～75 days after sales and foodstuff within 10～15 days after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold–Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): The sales of Retail Support International Corp. and Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful amounts
			Accounts	Amounts		Amounts	Resolution		
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	$ 380, 681	2. 21	$ —	—	$ 358, 761	$ —
			Other Receivables	409	—	—	—	—	—
	Tung Ang Entrprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts Receivable	271, 057	3. 47	—	—	252, 054	—
			Other Receivables	46, 535	—	—	—	—	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	193, 391	1. 41	—	—	137, 776	—
			Other Receivables	227	—	—	—	—	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	189, 783	1. 67	—	—	100, 516	—
			Other Receivables	4, 929	—	—	—	—	
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	188, 233	2. 06	—	—	188, 233	—
			Other Receivables	1, 960	—	—	—	1, 960	
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	110, 891	1. 37	—	—	66, 564	—
			Other Receivables	1, 556	—	—	—	—	—

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Receivables postponed: Amounts	Receivables postponed: Resolution	Subsequent receipt	Provison for doubtful amounts
	Tung Shun Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 102, 615	1. 00	$ —	—	$ 84, 816	$ —
			Other Receivables	378	—	—	—	—	—
Nanlien International Corp.	Lien Bo Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	190, 818	1. 44	—	—	77, 947	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted by equity method)	Other Receivables (note 1)	254, 767	—	—	—	—	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Accounts Receivable	1, 392, 059	3. 46	—	—	—	—
			Other Receivables	161, 170	—	—	—	—	—
Uni-President Cold-Chain Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	600, 110	2. 63	—	—	600, 110	—
Retail Support International Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	2, 622, 559	3. 22	—	—	1, 419, 031	—

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance			Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful amounts
			Accounts		Amounts		Amounts	Resolution		
Cayman Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US$	20, 030	2. 35	$ —	—	$ —	$ —
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable		15, 172	4. 37	—	—	—	—
	Hong Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US	5, 002	—	—	—	—	—
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US	8, 509	—	—	—	—	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US	7, 326	—	—	—	—	—

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful amounts
			Accounts	Amounts		Amounts	Resolution		
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	$ 111, 254	—	$ —	—	$ —	$ —
Cayman Nanlien Holdings Ltd.	Nella Ltd.	A subsidiary of Cayman Nanlien Holdings Ltd. (accounted by equity method)	Other Receivables	125, 350	—	—	—	—	—
Hong Kong Ton Yi Industrial Holding Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—

(Note) It is receivables from refund of capital investment.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.

a. Contract amount or notional principals amount and credit risk

	March 31, 2003	
Derivative financial instrument	Contract amount (Notional principals amount)	Credit risk
Interest Rate Swap Contracts	USD$ 50, 000	$ —

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US 50,000.

(b). The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of March 31, 2003, net liabilities to US$2,261 resulted from the Interest Rate Swap contracts recorded as other current liabilities.

f. Fair value of the derivative financial instruments

Derivative financial instruments	March 31,2003 Book Value		March 31,2003 Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	2, 261)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Derivative financial instruments	March 31,2003 Contract amount (Notional principals amount)		March 31,2003 Credit risk
Advance Booking Forward Foreign Exchange Contracts—USD	US$	17, 300	$ –
Advance Booking Forward Foreign Exchange Contracts—JPY/USD	JPY	310, 000	–
Foreign Currency Option—USD/NTD	US	5, 700	138
Foreign Currency Option—USD/JPY	US	31, 500	–
Foreign Currency Option—JPY/USD	JPY	1, 340, 000	851
Currency Swap Contract—USD/NTD	US	130, 660	9, 879
	NTD	4, 489, 670	
Currency Swap Contract—USD/JPY	US	3, 600	–
	JPY	433, 000	

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to March 31, 2003, the Company estimated that before January 29, 2004,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of $596,017 and net cash outflow of US$14,720, and cash outflows of JPY$310,000.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$111,640 and cash outflows of $3,717,981 and JPY $433,000.

The Currency Swap Contract generated cash inflows of US$201,230 and cash outflows of $6,706,771 and JPY$969,000 before March 26, 2003. The Company estimated it will generate cash inflows of US$73,000 and cash outflows of $2,494,860 before March 5, 2005. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange March 31,2003	
Advance Booking Forward Foreign Exchange Contract－USD	($ 5, 158)	(Note 1)
Advance Booking Forward Foreign Exchange Contract－JPY/USD	(853)	(Note 2)
Foreign Currency Option－USD/NTD	138	(Note 3)
Foreign Currency Option－USD/JPY	(11, 879)	(Note 4)
Foreign Currency Option－JPY/USD	851	(Note 5)
Currency Swap Contract－USD/NTD	9, 879	(Note 6)
Currency Swap Contract－USD/JPY	(1, 334)	(Note 7)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract－USD is $5,158 which are recorded as other current liabilities. The Advance Purchase Forward Foreign premium unamortization of $1,459 is recorded as prepayments and other current assets, and the exchange loss of $906 is recorded as non-operating expense.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract－JPY/USD is $853 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $909 is recorded as other current liabilities, and the exchange loss of $744 is recorded as non-operating expense.

(Note 3) The net receipts on Foreign Exchange Option-USD of $138 which are recorded as decrease of other current liabilities, and the exchange gain of $857 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 4) The net receipts on Foreign Exchange Option-JPY of $11,879 which are recorded as other current liabilities, and the exchange loss of $2,638 are recorded as non-operating expense-foreign exchange loss.

(Note 5) The net receipts on Foreign Exchange Option －JPY/USD of $851 which are recorded as decrease of other current liabilities, and the exchange loss of $168 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 6) The net receipts on Currency Swap Contract－USD/NTD of $9,879 which are recorded as decrease of other current liabilities of $12,929 and decrease of other liabilities of $3,050, respectively. The Advance Purchases Forward Foreign premium unamortization of $3,180 is recorded as other current liabilities, the Advance Purchases Forward Foreign discount unamortization of $1,605 is recorded as prepayment and other current assets, and the exchange loss of $390 are recorded as non-operating expense – foreign exchange loss.

(Note 7) The net receipts on Currency Swap Contract—JPY/USD of $1,334 which are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $1,341 is recorded as other current liabilities, and the exchange loss of $962 is recorded as non-operating expense-foreign exchange loss.

f. Fair value of derivative financial instruments.

Derivative financial instruments	March 31,2003 Book value	March 31,2003 Fair value
Advance Purchase (Booking) Forward Foreign Exchange Contract	($ 6, 011)	($ 6, 011)
Foreign Currency Option	(10, 890)	(10, 890)
Currency Swap Contract	8, 545	8, 545

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the Company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

2 Related information on investees (Units in thousands of currencies indicated)

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	District	Main business	Current period ending balance	Prior period ending balance (note)	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment (BVI) Corp.	Trotola, British Virgin Islands	Investment on manufacturing business	$ 1,750,530	$ 1,750,530	45,012	100.00%	$ 2,987,554	($ 28,761)	($ 28,880)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	4,243,066	3,828,373	130,060	100.00%	1,038,902	(54,625)	54,900	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	428,410	(1,955)	11,206	Subsidiary
	President Global (BVI) Corp.	Buena Park, CA, U.S.A.	Instant noodle and juice can importation	147,250	147,250	500	100.00%	324,757	24,622	5,930	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	316,361	(34,264)	(34,330)	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397,366	397,366	36,000	100.00%	305,329	(6,390)	(12,522)	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	230,637	700	(2,307)	Subsidiary
	Tone Sang Construction Corp.	Tainan Hsien	Construction on buildings	478,030	478,030	19,800	100.00%	138,792	(7,889)	(7,590)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	1,024,797	26,415	28,262	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	802,870	(4,465)	(2,760)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	7,404,043	(214,236)	(121,052)	Subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	$ 40,808	$ 40,808	6,120	51.00%	$ 123,278	$ 11,765	$ 4,740	Subsidiary
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	362,296	151,010	78,785	50.31%	279,657	(130,651)	(46,853)	—
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	45,000	45,000	6,000	50.00%	152,566	22,447	7,690	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,797,049	4,797,049	344,236	44.59%	5,522,897	600,839	35,625	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,259,764	277,500	90,216	—
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1,500,000	1,500,000	150,000	42.86%	1,462,760	(5,542)	(2,380)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	534,324	40,887	37.36%	478,592	(9,205)	2,156	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116,839	116,839	24,385	30.84%	267,772	7,644	1,930	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315,066	315,066	47,207	29.51%	673,427	105,500	21,540	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	302,014	26.48%	4,179,989	360,516	89,120	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	135,501	10,753	2,387	—
	Presicarre Corp.	Taipei City	General merchandise	124,147	124,147	74,228	20.50%	1,812,321	487,279	91,460	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	250,887	65,209	10,980	—
	Mech – President Co.	Tainan Hsien	Gas station	165,960	165,960	6,600	20.00%	100,182	30,393	6,060	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	690,338	690,338	65,074	17.59%	493,192	(184,767)	(44,518)	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	202,064	20,206	10.10%	167,348	99,029	3,171	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Uni-President Dream Parks Corp. etc.	Tainan City etc.	Business of advertisement etc.	$ 1,303,887	$ 1,258,802	—	7.14%~100.00%	$ 737,158	$ 34,962	($ 3,208)	—
President International Trade and Investment Corp.	Uni-President (USA), Inc.	City of industry, CA, U.S.A.	Instant foods.	US 15,000	US 15,000	150	100.00%	US 8,138	(US 522)	—	Indirect owned subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 25,450	US 25,450	—	100.00%	US 2,370	(US 2,832)	—	Indirect owned subsidiary
Cayman President Holding Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 240,160	—	100.00%	US 267,521	US 3,788	—	Indirect owned subsidiary
	Uni-President Southeast Asia Holding Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 38,202	—	—	100.00%	US 37,466	(US 740)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,391	US 60	—	Indirect owned subsidiary
	Cargill President Holding Pte Ltd.	Singapor	Professional investment	US 15,280	US 10,000	15,280	50.00%	US 14,468	(US 335)	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12,067	US 12,067	5	45.40%	US 16,598	US 802	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, CA, U.S.A.	Professional investment	US 3,182	US 3,182	—	45.40%	US 3,770	US 72	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13,191	US 13,191	—	45.00%	US 12,734	US 1,458	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US 5,400	US 5,400	—	45.00%	US 6,663	US 420		
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 3,780	—	45.00%	US 2,836	(US 280)		
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 22,956	US 192		

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	Energy development	US$ 10,200	US$ 10,200	10,200	25.50%	US$ 9,005	(US$ 189)	$ —	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 2,354	US 2,354	—	20.00%~100.00%	(US 1,190)	(US 210)	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	30,564	2.68%	523,663	360,516	—	—
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A.	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	US 167	—	Indirect owned subsidiary
	President East Co., Ltd. etc.	New York, U.S.A. etc.	Investment of buildings etc.	US 1,022	US 1,022	—	20.00%~50.00%	US 878	—	—	—
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co Ltd.	Tortola, British Virgin Islands	General investment	1,736,624	1,736,624	51,778	100.00%	942,561	(114,287)	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109,233	109,233	8,037	5.02%	114,765	105,500	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	1.59%	169,560	277,500	—	—
	Tung Ang Enterprises Co., etc.	Tainan Hsien etc.	Sale of soft drinks etc.	335,500	335,500	—	60.00%~100.00%	119,935	(13,234)	—	Indirect owned subsidiary
Uni – Presdient Dream Parks Corp.	Uni – One Travel Services Corp.	Taipei City	Business of tour	4,800	—	480	80.00%	4,800	4,800	—	Indirect owned subsidiary
Nanlien International Corp.	Union Chinese Corp.	Taipei City	Sale of foods	79,964	79,964	8,048	80.00%	113,861	19,052		Indirect owned subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Retail Support International Corp.	Taoyuan Hsien	Distribution center	$ 153,480	$ 153,480	4,000	20.00%	$ 161,571	$ 34,432	$ —	—
	Cayman Nanlien Holding Ltd.etc.	Grand Cayman, Cayman Islands etc.	Professional investment etc.	1,125,034	1,125,034	—	20.00%~100.00%	926,602	15,760	—	Indirect owned subsidiary
President International Development Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General investment	4,432,692	4,432,692	133,023	100.00%	5,408,184	(1,260)	—	Indirect owned subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,650,000	1,650,000	165,000	100.00%	1,499,860	(32,420)	—	Indirect owned subsidiary
	Tung Yu Investment Corp.	Taipei City	Investments holdings	260,500	260,500	26,050	100.00%	260,230	(20)	—	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	150,000	150,000	11,140	100.00%	149,980	—	—	Indirect owned subsidiary
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,400	111,400	11,140	100.00%	111,330	(20)	—	Indirect owned subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	42.85%	1,596,387	(5,542)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	497,779	(4,465)	—	Subsidiary
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	482,928	(16,770)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	424,025	424,025	43,839	24.90%	498,489	21,030	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	$ 159,260	$ 159,260	15,926	7.96%	$ 115,556	$ 99,029	$ —	—
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	212,474	212,474	21,247	5.74%	152,804	(184,767)	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	756,094	756,094	—	7.14%~ 50.00%	197,320	(94,350)	—	—
Tung Ho Development Co., Ltd.	Gu Hsiang Co., Ltd.	Taipei City	Hotel and restmenant	243,000	243,000	—	100.00%	172,101	(1,118)	—	—
President Asian Enterprises Inc.	T & T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.30	CAN 0.30	—	20.00%	CAN 2,290	(CAN 735)	—	—
	President Canada Income Properties Real Estate Investment Trust	Burraby, BC, Conada	Real estate business etc.	CAN 7,900	—	1	100.00%	CAN 6,413	(CAN 360)	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%~ 100.00%	(CAN 1,596)	(CAN 514)	—	—
President Chain Store Corp.	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,520,776	1,520,776	46,405	100.00%	1,258,088	(31,155)	—	—
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	396,000	19,800	100.00%	187,354	1,418	—	—
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	100.00%	137,416	(4,094)	—	—
	Wisdom Distribution Service Corp.etc.	Taipei City	Delievery of magazine etc.	50,000	50,000	9,433	100.00%	138,995	11,724	—	—
	President Transnet Corp.	Taipei Hsien	Distribution business	733,230	733,230	72,000	80.00%	111,210	(48,042)	—	—
	President Information Corp.	Taipei City	Information services	100,264	100,264	10,626	70.00%	167,496	11,240	—	—
	Mech-President Co.	Tainan Hsien	Filling station and elevator	364,683	364,683	20,775	62.95%	320,463	30,393	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution center	$ 237,437	$ 237,437	19,563	60.00%	$ 336,308	$ 7,656	$ —	—
	President Musashino Corp.	Taipei City	Fresh Food	309,240	309,240	29,880	60.00%	326,770	(113)	—	—
	Retail Support International Corp.	Taoyuan Hsien	Distribution center	91,414	91,414	5,000	25.00%	117,977	34,432	—	—
	Uni-President Oven Bakery Corp.etc.	Taipei City etc.	Bread retailing etc	1,111,696	899,751	—	25.00%~100.00%	866,955	35,566	—	—
Ton Yi Industrial Corp.	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	1,388,578	4,001	100.00%	(658,994)	56,874	—	—
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	62,307	62,307	—	40.00%~100.00%	117,621	8,813	—	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	20,150	20,150	2,500	25.00%	29,049	9,019	—	—
Retail Support International Corp.etc.	President Logistics International Corp.etc.	Taoyuan Hsien etc.	Transportation business etc.	61,275	61,275	—	49.00%~51.00%	90,812	9,019	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	90,583	90,583	—	100.00%	90,052	(1,023)	—	—
President Enterprises (China) Investment Co., Ltd.	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397,300	RMB 397,300	—	100.00%	RMB 411,542	RMB 2,419	—	—
	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 331,112	RMB 331,112	—	100.00%	RMB 358,062	RMB 12,387	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB 200,359	RMB 200,359	—	100.00%	RMB 290,311	RMB 8,944	—	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks	RMB 165,586	RMB 165,586	—	100.00%	RMB 284,544	RMB 28,850	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 143,472	(RMB 3,959)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcrngi City	Tomato products etc.	RMB$ 128, 304	RMB$ 128, 304	—	100. 00%	RMB$128, 763	(RMB$ 188)	$ —	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99, 332	RMB 99, 332	—	100. 00%	RMB 108, 486	RMB 151	—	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82, 791	RMB 82, 791	—	100. 00%	RMB 94, 737	RMB 2, 731	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 181	RMB 124, 181	—	100. 00%	RMB 77, 972	(RMB 7, 418)	—	—
	Meishan President Feed & Oil Co., Ltd	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82, 777	RMB 82, 777	—	100. 00%	RMB 58, 792	(RMB 2, 567)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB 109, 266	RMB 109, 266	—	94. 49%	RMB 101, 226	(RMB 102)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99, 332	RMB 99, 332	—	80. 00%	RMB 84, 932	(RMB 1, 720)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51, 818	RMB 51, 818	—	78. 25%	RMB 33, 500	(RMB 4, 142)	—	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks and diary food	RMB 53, 810	RMB 20, 700	—	56. 52%	RMB 59, 846	RMB 7, 070	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	—	55. 00%	RMB 32, 315	(RMB 670)	—	—
	Narnchung President.Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instant noodles, soft drinks and diary food	RMB 48, 800	RMB 48, 800	—	49. 00%	RMB 49, 382	RMB 2, 142	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
Uni – President Southeast Asia Holding Co., Ltd.	Uni – Presdent Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, feed, flour and oil	US$ 25,898	$ —	—	100.00%	US$ 25,503	(US$ 355)	$ —	—
	PT ABC President Enterprises Indonesia	Jakanta, Indonesia	Instand noodles	US 7,622	—	—	100.00%	US 7,642	—	—	—
	Uni – President (Thailand) Ltd.etc.	Bankok, Thailand etc.	Instand noodles etc	US 4,682	—	—	40.00%～100.00%	US 4,452	(US 589)	—	—
Kai Yu Investment (BVI) Co., Ltd.	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US 10,000	US 10,000	—	100.00%	US 9,117	RMB 9	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US 4,000	US 4,000	—	50.00%	US 3,329	(RMB 1,349)	—	—
	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5,000	US 5,000	—	43.48%	US 7,652	RMB 7,070	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,710	RMB 1,517	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Grand Cayman, Cayman Islands etc.	Prfessional investment etc.	US 6,408	US 6,408	—	45.00%～100.00%	US 4,185	US 642	—	—
President International Investment (BVI) Holding Ltd.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 42,472	US 42,472	42,472	50.00%	US 57,877	(US 66)	—	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14,500	US 14,500	7,833	40.35%	US 8,572	(US 828)	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15,834	US 15,834	15,834	39.58%	US 14,428	(US 127)	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,239	(US 269)	—	—
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd. etc.	Jiansu Province Kunsan City etc.	Manufacturing of biochemical medicine	US 2,762	US 1,000	1,000	33.33%～45.31%	US 2,626	—	—	—
President Life Science Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance holdings	821,451	821,451	25,050	100.00%	561,240	(25,430)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	$ 102, 232	$ 102, 232	—	24. 99%~ 100. 00%	$ 63, 724	($ 7, 685)	$ —	—
Nella Ltd.	Guangzhou Nella Ltd.	Guanhazhou City	Sales of food and soft drink	US 480	US 480	—	80. 00%	(US 401)	—	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Investments holdings	US 19, 910	US 19, 910	19, 910	100, 00%	US 15, 806	(US 435)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3, 000	US 3, 000	3, 000	50. 00%	US 1, 752	US 221	—	—
	Presiclerc Ltd.	Tortola, British Virgins Islands	Investments holdings	US 7, 726	US 6, 418	7, 484	47. 50%	US 4, 118	—	—	—
	T & T Supermarket Inc.	Richmond, BC, Canada	Whdesale and retail business	US 7, 537	US 7, 537	—	20. 00%	US 6, 502	(CAN 514)	—	—
Wisdan Distribution Senvice Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	20, 904	20, 904	2, 000	20. 00%	23, 181	9, 019	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6, 720	US 6, 720	—	100. 00%	US 4, 884	US 130	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of cans	US 7, 500	US 7, 500	—	100. 00%	US 2, 534	(US 45)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100. 00%	US 225	(US 3)	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33, 993	US 33, 993	—	88. 58%	US 29, 179	US 1, 370	—	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 28, 127	US 28, 127	—	87. 93%	US 17, 021	US 866	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance (note)	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB$ 2,500	RMB$ 2,500	—	50.00%	RMB$ 2,551	(RMB$ 8)	$ —	—
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 50,800	RMB 50,800	—	51.00%	RMB 47,635	RMB 2,142	—	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Sales of food and soft drink	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,551	(RMB 8)	—	—
Meishan president Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and Processing of eggs	RMB 4,138	RMB 4,138	—	50.00%	RMB 2,830	(RMB 737)	—	—
Qingdo President Food & Livestock Co., Ltd.	San Tong Wanfu (Qingdo) Food Co., Ltd.	Qingdo City	Feed,breed stock and pouitry	RMB 29,797	RMB 24,831	—	30.00%	RMB 29,826	RMB 342	—	—
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems.Inc. etc.	Sunny Bale, CA, U.S.A. etc.	Analysis of cell etc.	US 7,850	US 7,850	—	29.41%~ 70.88%	US 3,863	(US 1,610)	—	—
President Chain Store (Lubuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 15,786	(PESO 18,404)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 3,184	US 1,828	—	—
Philippine Seven Corp.	Convenience Distribution Inc.etc.	Quezon City, Philippine.etc.	Distribution and storage etc.	PESO 80,822	PESO 80,822	—	40.00%~ 100.00%	PESO 86,031	(PESO 931)	—	—
Mech – President (BVI) Corp.	Shanghai President Machine Co., Ltd.	Shanghai City	Filling station and elevator	US 2,500	US 2,500	—	100.00%	US 2,418	(RMB 260)	—	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 32,848	US 1,555	—	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 19,381	US 1,058	—	—

(note) The balance of December 31, 2002.

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of March 31, 2003 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of March 31, 2003	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ —	$ —	US$6,077.5	78.25%	(RMB$ 3,241) (Note 2)	(RMB$ 665)	—
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	—	—	US 13,077	100.00%	(RMB 188) (Note 2)	RMB 29,047	—
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	—	—	US 3,828	55.00%	(RMB 334) (Note 2)	RMB 103,423	—
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	—	—	US 13,207.4	94.49%	(RMB 96) (Note 2)	RMB 43,933	—
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	—	—	US 12,450	100.00%	(RMB 1,194) (Note 2)	RMB 8,499	—
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	—	—	US 20,000	100.00%	RMB 28,850 (Note 2)	RMB 242,988	—
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	—	—	US 40,000	100.00%	RMB 12,387 (Note 2)	RMB 480,239	—
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24,200	(Note 1)	US 26,440	—	—	US 26,440	100.00%	RMB 8,944 (Note 2)	RMB 350,081	—
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10,000	(Note 1)	US 9,400	—	—	US 9,400	100.00%	(RMB 2,567) (Note 2)	RMB 66,752	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of March 31, 2003	Accumulated remittance
					Payment	Remittance					
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48,000	(Note 1)	US$ 48,000	$ —	$ —	US$ 48,000	100.00%	(RMB$ 2,419) (Note 2)	RMB$ 176,712	—
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19,900	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 3,959) (Note 2)	RMB 163,262	—
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12,000	(Note 1)	US 12,000	—	—	US 12,000	100.00%	RMB 151 (Note 2)	RMB 116,674	—
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	—	—	US 13,000	100.00%	(RMB 1,639) (Note 2)	RMB 10,984	—
Ningbo Malting Co., Ltd.	Malt	US 26,000	(Note 1)	US 5,200	—	—	US 5,200	20.00%	(RMB 326) (Note 2)	RMB 9,201	—
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	—	—	US 10,200	60.00%	RMB 298 (Note 2)	RMB 77,789	—
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74,000	(Note 1)	US 22,200	—	—	US 22,200	30.00%	RMB 476 (Note 2)	RMB 201,376	—
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	—	—	US 5,400	45.00%	RMB 1,573 (Note 2)	RMB 51,528	—
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	—	—	US 13,191	45.00%	RMB 5,430 (Note 2)	RMB 106,887	—
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	—	—	US 3,780	45.00%	(RMB 1,043) (Note 2)	RMB 8,779	—
President Enterprises (China) Investment Co., Ltd.	Investment	US 248,160	(Note 1)	US —	—	—	—	100.00%	RMB 31,349 (Note 2)	RMB 2,588,525	—
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15,000	(Note 1)	US 12,000	—	—	US 12,000	80.00%	(RMB 1,720) (Note 2)	RMB 77,697	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of March 31, 2003	Accumulated remittance
					Payment	Remittance					
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 10,000	(Note 1)	US$ 10,000	—	—	US$ 10,000	100.00%	RMB$ 2,731 (Note 2)	RMB$ 92,553	—
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15,000	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 7,418) (Note 2)	RMB 82,827	—
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	—	—	—	—	100.00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5,000	(Note 1)	—	—	—	—	100.00%	(RMB 8) (Note 2)	RMB 1,094	—
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 12,000	(Note 1)	—	—	—	—	100.00%	RMB 2,142 (Note 2)	RMB 97,134	—
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 30,560	(Note 1)	US 10,000	US 5,280	—	US 15,280	50.00%	(RMB 1,383) (Note 2)	RMB 119,879	—
Beijing President Drinks & Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 11,500	(Note 1)	—	—	—	—	100.00%	RMB 3,996 (Note 2)	RMB 91,989	—
President Fuche (Qingdo) Co., Ltd.	Manufacturing of eggs products, agricultural products, marine products and livestock products	US 1,000	(Note 1)	—	—	—	—	50.00%	(RMB 369) (Note 2)	RMB 2,826	—
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1,200	(Note 1)	US 180	—	—	US 180	15.00%	—	RMB 1,489	—
Kushan President Healthy Food Co., Ltd	Juice, soft drinks	US 4,720	(Note 1)	—	—	—	—	100.00%	—	—	—
San tong Wan Fu (Qingdo) Food Industry Co., Ltd.	Animal feeds, livestock	US 12,000	(Note 1)	—	—	—	—	30.00%	—	RMB 29,826	—

B. The ceiling amount of investment in Mainland China.

(Units: in thousands of US dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China approved by MOEA
$ 11, 968, 408(Note4)	$ 12, 437, 934(Note 5)	$ 9, 790, 576(Note 6)
(US$ 344, 910. 9)	(US$ 358, 441. 9)	

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) Recognized based on unreviewed financial statements for the three months ended March, 2003 of each entity.

(Note 3) In the preparatory stage, no remittance of capital.

(Note 4) Calculated at the rate of $34.70 (US dollars to NT dollars). Amount was $9,727,638 based on the exchange rate when approved by MOEA.

(Note 5) Calculated at the rate of $34.70 (US dollars to NT dollars). Amount was $10,150,973 based on the exchange rate when approved by MOEA.

(Note 6) The net worth of a company is above 10 billion: 5 billion apply to 40%, 5 billion ~10 billion apply to 30%, above 10 billion apply to 20%. Total amount is it's maximum.

3. The Direct or indirect transaction through third area company with the investees in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2003
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 1,598

The terms of transaction were the same as to general customers.

(2) Sale

The third area company	Name of investees in Mainland China	2003
Nella Limited	Kunshan President Enterprises Co., Ltd.	$ 2,120
	Fuchou President Enterprises Co., Ltd.	677
	Chengdu President Enterprises Co., Ltd.	672
	Guangzhou President Enterprises Co., Ltd.	635
	Wuhan President Enterprises Co., Ltd.	632
	Other	872
		$ 5,608

The terms of transaction were the same as to general vendors.

(3) Accounts receivable

The third area company	Name of investees in Mainland China	March 31, 2003
Nella Limited	Kunshan President Enterprises Co., Ltd.	$ 2,086
	Fuchou President Enterprises Food Co., Ltd.	677
	Guangzhou President Nisshin Food Co., Ltd.	635
	Other	1,613
		$ 5,011

(4) Accounts payable

The third area company	Name of investees in Mainland China	March 31, 2003
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 608

(5) Note endorsement, guarantee and security (Unit: in thousands of US dollars): None

(6) Other events have significant effects on current gain or loss and financial condition: None

Note 12. Financial information disclosures for industry segments was not available for interim report.

03 AUG 25 AM 7:21

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Mar., 2003

Date: May 13, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares: None

		Number of Common Shares Held				
Title	Name	the date of Appointment	Mar., 2003 Ending	+/- in this month	Apr., 2003 Ending	Note

Mone

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Apr., 2003
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Apr.	3,648,222	3,224,872	423,350	13.13
Jan. - Apr.	13,217,136	12,025,783	1,191,353	9.91
Operating Revenue:				
Apr.	3,237,704	2,851,078	386,626	13.56
Jan. - Apr.	11,800,646	10,591,273	1,209,373	11.42

Loan to other party:	The Company	Subsidiaries
This month:	0	1,261,352
Last month:	0	901,876
Limit of loan to third-party:	16,581,153	17,638,274

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-2,610	26,077,261	41,452,883
Subsidiaries:	154,690	1,558,555	18,477,297
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	25,136,002	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	38,880	732,585	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Apr., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	851,111,000	
(2)	Animal Feeds & Commodity	827,998,000	
(3)	Beverages	535,073,000	
(4)	Instant Noodles & Frozen Foods	425,744,000	
(5)	Edible Oil	272,102,000	
(6)	Bakery Products	198,841,000	
(7)	Soy sauce & Meats	147,965,000	
(8)	Flour	83,062,000	
(9)	Healthy Foods	38,580,000	
(10)	Import Goods	15,761,000	
Others	Others	41,361,000	
minus:	Sales Discount & Return Allowance	199,894,000	
TOTAL	Total Operating Revenue	3,237,704,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Apr., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,800
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	13

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Apr., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,407
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-36

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Apr., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	687
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-146

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Apr., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,742
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-77

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Apr., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	34
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	1

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Apr., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 31,115 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Apr., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Apr., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Nella Ltd.	3,526	3,526	3,526		None	None	3,607	3,526	3,607		None	None
TOTAL	3,526	3,526	3,526				3,607	3,526	3,607			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 2,811 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Apr., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Kai Yu (BVI) Investment Co., Ltd.	80	80	80		None	None	850	80	850		None	None
TOTAL	80	80	80				850	80	850			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 12 is USD 79,657 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Apr., 2003

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	1,780	1,780	1,780	3 Years	0~7.06%	Yes	1,580	1,170	1,170	3 Years	0~7.06%	Yes
TOTAL	1,780	1,780	1,780				1,580	1,170	1,170			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2002.12 is CAD8,458 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Apr., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of Apr., 2003

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493		7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	1,669	1,669			None	1,669	1,669	1,669			
TOTAL	27,240	27,240	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD (31,665) thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Apr., 2003

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002. 12 is PESO 234,102 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting acquisitions and disposals of Common Shares and changes in creation and release of pledge of common shares in Mar., 2003

Date: Jun. 9, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares: None

		Number of Common Shares Held				
Title	Name	the date of Appointment	Apr., 2003 Ending	+/- in this month	May, 2003 Ending	Note

None

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of May, 2003
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
May	3,559,653	3,416,407	143,246	4.19
Jan. - May	16,776,789	15,442,190	1,334,599	8.64
Operating Revenue:				
May	3,195,116	3,041,900	153,216	5.04
Jan. - May	14,995,762	13,633,173	1,362,589	9.99

Loan to other party:	The Company	Subsidiaries
This month:	0	1,321,352
Last month:	0	1,261,352
Limit of loan to third-party:	16,581,153	17,638,274

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-187,860	25,889,401	41,452,883
Subsidiaries:	377,826	1,936,381	18,471,903
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,948,142	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	377,025	1,109,610	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of May, 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	948,853,000	
(2)	Animal Feeds & Commodity	728,598,000	
(3)	Beverages	549,054,000	
(4)	Instant Noodles & Frozen Foods	424,674,000	
(5)	Edible Oil	215,098,000	
(6)	Bakery Products	205,603,000	
(7)	Soy sauce & Meats	158,597,000	
(8)	Flour	78,859,000	
(9)	Healthy Foods	44,907,000	
(10)	Import Goods	18,562,000	
Others	Others	42,624,000	
minus:	Sales Discount & Return Allowance	220,313,000	
TOTAL	Total Operating Revenue	3,195,116,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of May, 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,800
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	41

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of May, 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,401
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-28

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of May, 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	685
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-124

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of May, 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,736
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-46

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of May, 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	28
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	3

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of May, 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 31,115 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of May, 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of May, 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,607	3,526	3,607		None	None	3,607	3,607	3,607		None	None
TOTAL	3,607	3,526	3,607				3,607	3,607	3,607			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002. 12 is USD (1,199) thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of May, 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	850	80	850		None	None	850	80	850		None	None
TOTAL	850	80	850				850	80	850			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 12 is USD 79,657 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of May, 2003

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	1,580	1,170	1,170	3 Years	0~7.06%	Yes	1,270	1,220	1,220	3 Years	0~7.06%	Yes
TOTAL	1,580	1,170	1,170				1,270	1,220	1,220			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2002.12 is CAD8,458 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of May, 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of May, 2003

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493		7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	1,669	1,669			None	1,669	1,669	1,669			
TOTAL	27,240	27,240	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002. 12 is HKD (15,360) thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of May, 2003

Unit: PESO 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002. 12 is PESO 234,102 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Jun., 2003

Date: Jul. 9, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	May, 2003 Ending	+/- in this month	Jun., 2003 Ending	Note
Assi. Vice President						
	Lee, Hong Bin	0	37,451	-37,451	0	

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Jun., 2003
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Jun.	3,443,459	3,249,473	193,986	5.97
Jan. - Jun.	20,220,248	18,691,663	1,528,585	8.18
Operating Revenue:				
Jun.	3,109,756	2,954,349	155,407	5.26
Jan. - Jun.	18,105,518	16,587,520	1,517,998	9.15

Loan to other party:	The Company	Subsidiaries
This month:	0	1,435,483
Last month:	0	1,321,352
Limit of loan to third-party:	16,581,153	17,542,178

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-155,857	25,733,544	41,452,883
Subsidiaries:	32,615	1,968,996	18,457,381
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,792,285	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	52,138	1,161,748	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Jun., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	955,303,000	
(2)	Animal Feeds & Commodity	698,347,000	
(3)	Beverages	527,225,000	
(4)	Instant Noodles & Frozen Foods	380,090,000	
(5)	Edible Oil	220,498,000	
(6)	Bakery Products	193,394,000	
(7)	Soy sauce & Meats	162,385,000	
(8)	Flour	70,434,000	
(9)	Healthy Foods	34,863,000	
(10)	Import Goods	19,385,000	
Others	Others	52,158,000	
minus:	Sales Discount & Return Allowance	204,326,000	
TOTAL	Total Operating Revenue	3,109,756,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Jun., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,800
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	20

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Jun., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,397
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-23

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Jun., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	683
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-116

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Jun., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,731
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-44

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Jun., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	17
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	1

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Jun., 2003

Unit: USD 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002.12 is USD 31,115 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Jun., 2003

Unit: USD 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 12 is USD 153,614 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Jun., 2003

Unit: USD 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,607	3,607	3,607		None	None	3,607	3,607	3,607		None	None
TOTAL	3,607	3,607	3,607				3,607	3,607	3,607			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002. 12 is USD (1,199) thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Jun., 2003

Unit: USD 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	850	80	850		None	None	850	850	550		None	None
TOTAL	850	80	850				850	850	550			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 79,657 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Jun., 2003

Unit: CAD 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	1,580	1,170	1,170	3 Years	0~7.06%	Yes	1,270	1,220	1,220	3 Years	0~7.06%	Yes
TOTAL	1,580	1,170	1,170				1,270	1,220	1,220			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2002.12 is CAD8,458 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Jun., 2003

Unit: USD 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of Jun., 2003

Unit: HKD 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493		7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	1,669	1,669			None	1,669	1,669	1,669			
TOTAL	27,240	27,240	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002. 12 is HKD (15,360) thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Jun., 2003

Unit: PESO 1,000

	LAST MONTH BALANCE						THIS MONTH BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002. 12 is PESO 234,102 thousands

Announcement of Distribution of Cash Dividend

Date: July 24, 2003

1. Public notice of Uni-President Enterprises Corp. (thereafter "the Company") announcing the distribution of cash dividend, NT$ 0.35 per each Common Share. This was approved by the June 27, 2002 shareholders' meeting.

2. The record date for cash dividend distribution is set to be Aug. 22, 2003. Cash dividends will be distributed from Sep. 10, 2003.

3. Shareholders registering will be closed from Aug. 18, 2003 to Aug. 22, 2003. The last date for registering on shareholders register is Aug. 15, 2003.

4. Contact address and phone numbers:
   Address: Stock Affairs Department of Uni-President Enterprises Corp.
   B1 Floor #8 Tung-Shing Rd., Taipei 105, TAIWAN R.O.C.;
   Phone: +886-2-27478008 ext. 2501~2503

UNI-PRESIDENT ENTERPRISES CORP.

03 AUG 25 AM 7:21

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/04/01	Time of announcement	17:10:41
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/01	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/01 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

Historical Information

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/04/02	Time of announcement	08:36:04
Subject	Announcing subsidiary-"President Fair Development Corp." acquires common stock of KAI-NAN Wood Corp.				
Date of events	2003/04/01	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):common stock of KAI-NAN Wood Corp.
2.Date of the occurrence of the event:2003/04/01
3.Transaction volume, unit price, total transaction price:
volume:20,000,000 shares unit price:NT$37.20 total:NT$743,940,597
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):7 natrual persons
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:
not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
four times payment by contract
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The manner of deciding on this transaction: price negotiation
The reference basis for the decision:appraisal report by Property advisers company, and executive report according to negoiaation procedure on financial information by CPA;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:
the net worth per share of the underlying company:NT$20.64 per share;
opinion of the auditing CPA:the price of transation is reasonable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):20,000,000 shares ; amount is NT$743,940,597;
Shareholding percentage is 100% and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 13.38%;to shareholders equity ratio is 21.76%; operational capital is NT$(1,976,528) thousands
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
land development
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA

Historical Information

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	3	Date of announcement	2003/04/02	Time of announcement	14:32:52
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/02	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/02 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/04/03	Time of announcement	14:07:34
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/03	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/03 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/04/04	Time of announcement	14:42:14
Subject	Treasure shares of PEC, Capital amendment registration about treature has been completed				
Date of events	2003/04/04	To which item it meets	article 2 paragraph 36		
Statement	1.Date of the Competent Authority's approval of the capital reduction:2003/03/12 2.Date of completion of capital amendment registration:2003/04/04 3.Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share): (1)paid-in capital before amendment: NT$34,422,458,000; the number of shares outstanding before amendment: 3,442,245,800 shares; (2)paid-in capital after amendment: NT$34,243,868,000; the number of shares outstanding after amendment: 3,424,386,800 shares; (3)net worth per share of 3rd quater,2002:NT11.70 per share; net worth per share after amendment:NT11.76 per share 4.Share conversion operations plan:Na 5.Any other matters that need to be specified:NA				

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/04/04	Time of announcement	14:42:31
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/04	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/04 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/04/07	Time of announcement	14:22:17
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/07	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/07 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/04/07	Time of announcement	16:37:21
Subject	Resolution by Board of PEC's directors to part with the 「BOT in Taipei City transit」				
Date of events	2003/04/07	To which item it meets	article 2 paragraph 15		
Statement	1.Date of the directors or shareholders' meeting:2003/04/07 2.Content of the investment plan:to part with the 「BOT in Taipei City transit」,we will set up a franchise company with PCSC、PIDC and PHD. And the expected capital of franchise company is NT$4 billions 3.Anticipated date of execution of the investment:investment according to the demand of capital 4.Source of funds: PEC's own funds 5.Concrete purpose/objective:to part with the 「BOT in Taipei City transit」 6.Any other matters that need to be specified:PEC expect to invest 25% of the franchise company				

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	3	Date of announcement	2003/04/07	Time of announcement	16:41:04
Subject	Resolution of dividend distribution by PEC's BOD				
Date of events	2003/04/07	To which item it meets	article 2 paragraph 14		
Statement	1.Date of the board of directors resolution:2003/04/07 2.Type and monetary amount of dividend distribution:Cash dividend NT$0.35 per share 3.Any other matters that need to be specified:Bonus to employees is NT$95,492,843;Bonus to directors and supervisors is NT$23,873,211；the EPS after share bonus to employees、directors and supervisors is NT$0.41				

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SEQ_NO	4	Date of announcement	2003/04/07	Time of announcement	16:41:33
Subject	Resloutin on the date for convening the general shareholders' meeting of year 2003				
Date of events	2003/04/07	To which item it meets	article 2 paragraph 17		
Statement	1.Date of the board of directors resolution:2003/04/07 2.Date for convening the shareholders' meeting:2003/06/27 3.Location for convening the shareholders' meeting:301 CHUNG CHENG RD.,YAN HARNG, YEONG KANG SHIH, TAINAN HSIEN 710, TAIWAN, REPUBLIC OF CHINA 4.Cause or subjects for convening the meeting: 一、Status Report:(1)Business report of year 2002 (2)Audit Report of the Supervisor (3)others 二、Matters for Acceptance:(1)Acceptance of 2002 Financial Statement (2)Proposal for Earnings Distribution of year 2002 (3)others 三、Mstters for Discussion:(1)Discussion for Regulation Modification (2)others 5.Starting and ending dates of suspension of share transfer:2003/04/29~2003/06/27 6.Any other matters that need to be specified:NA				

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SEQ_NO	5	Date of announcement	2003/04/07	Time of announcement	16:45:03
Subject	Resolution by the board of PEC's directors to replace a new President				
Date of events	2003/04/07	To which item it meets	article 2 paragraph 6		
Statement	1.Date of the board of directors resolution:2003/04/07 2.Name and resume of the replaced chairman or president:Chang Sheng Lin, President of PEC 3.Name and resume of the new chairman or president:Lung Yi Lin,EVP of PEC 4.Reason for the change:Because Chang Sheng Lin will retire(60 years old) on 2003/04/07 5.Effective date of the new appointment:2003/07/01 6.Any other matters that need to be specified: (1)Chin Yen Kao, vice chairman of PEC and CEO of PEC's Group originally, will be vice chairman of PEC full-time and still part with importmant decisions r (2)Appointed Chang Sheng Lin, originally President of PEC originally,to be CEO of PEC's Group (3)Appointed Chih Hsien Lo,the VP of PEC originally ,to be the EVP of PEC					

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SEQ_NO	1	Date of announcement	2003/04/08	Time of announcement	13:08:53
Subject	Clarifying the reportage by chinatimes on page 3 about EPS of PEC				
Date of events	2003/04/08	To which item it meets	article 2 paragraph 31		
Statement	1.Name of the reporting media:chinatimes on page 3 2.Date of the report:2003/04/08 3.Content of the report:「EPS of 2003 will be NT$ 1 」 4.Summary of the information provided by investors:NA 5.Company's explanation of the reportage or provided information: PEC does not announce any B/L forecast,so we clarify about the reportage 「EPS of 2003 will be NT$ 1」 by chinatimes on page 3 6.Countermeasures:NA 7.Any other matters that need to be specified:NA				

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SEQ_NO	2	Date of announcement	2003/04/08	Time of announcement	14:10:11
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/08	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/08 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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SEQ_NO	1	Date of announcement	2003/04/09	Time of announcement	14:01:36
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/09	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/09 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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SEQ_NO	1	Date of announcement	2003/04/10	Time of announcement	14:28:58
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/10	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/10 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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SEQ_NO	1	Date of announcement	2003/04/11	Time of announcement	15:34:57
Subject	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq				
Date of events	2003/04/11	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/04/11 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				

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SEQ_NO	2	Date of announcement	2003/04/29	Time of announcement	15:08:38
Subject	SARS does not have subsitantial impact on PEC's Finance and Business situations				
Date of events	2003/04/29	To which item it meets	article 2 paragraph 46		
Statement	1.Date of occurrence of the event:2003/04/29 2.Cause of occurrence:The impact of SARS 3.Countermeasures: (1)ALl the plants which are in taiwan、HK and Mainland have been disinfected (2)All business aboard trips are prohibited except for approval by GM or EVP (3)Suspend HK and Mainland employees which assigned by PEC come back taiwan (4)All visiters and vendors to pass in and out the factory area all wear the mouth-masks (5)Halt any visit proposal from personal or groups (6)Oraginize SARS group to execute any related work 4.Any other matters that need to be specified:NA				

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SEQ_NO	1	Date of announcement	2003/05/02	Time of announcement	16:29:00
Subject	Declareing the repurchase of own shares period has expired				
Date of events	2003/05/02	To which item it meets	article 2 paragraph 35		

Statement

1.Originally determined ceiling on total monetary amount of the share repurchase:NT$5,231,552,000
2.Original scheduled period for the repurchase:2003/03/04~2003/05/03
3.Originally determined number of shares to be repurchased: 200,000,000 shares
4.Originally determined type of shares to be repurchased:common stock
5.Originally determined repurchase price range:between NT$11.0 and NT8.12 per shares
6.Date of expiry of the repurchase period or completion of the repurchase:2003/05/02
7.Number of shares repurchased:13,778,000 shares
8.Type of shares repurchased:common stock
9.Total monetary amount of shares repurchased:NT$134,360,400
10.Average repurchase price per share:NT$9.75
11.Cumulative number of own shares held:13,778,000 shares
12.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares:0.4%
13.Reason for non-completion of the share repurchase at expiry of the repurchase period:During repurchase period,the market price has been stable and also we consider to assure our stockholders' equity
14.Any other matters that need to be specified:NA

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SEQ_NO	3	Date of announcement	2003/05/02	Time of announcement	17:09:24
Subject	Declaring the board of directors resolves for repurchase of PEC's own shares				
Date of events	2003/05/02	To which item it meets	article 2 paragraph 35		

Statement

1.Date of the board of directors resolution:2003/05/02
2.Purpose of the share repurchase:Maintain PEC's honor and stockholders' equity
3.Type of shares to be repurchased:common stock
4.Ceiling on total monetary amount of the share repurchase:NT$5,224,389,000
5.Scheduled period for the repurchase:2003/05/05~2003/07/04
6.Number of shares to be repurchased:100,000,000 shares
7.Repurchase price range:between NT$11.0 to 7.0 per shares，if the market price is lower then NT$7.0 per shares ,we will coutinually purchase PEC's own shares
8.Method for the repurchase:Repurchase from open stock market
9.Ratio of the shares to be repurchased to total issued shares of the Company: 2.92%
10.Number and monetary amount of the Company's own shares held at the time or reporting:13,778,000 shares ,NT$134,360,400
11.Status of repurchases within three years prior to the time of reporting:
2001/10/23~2001/12/22 repurchased 5,671,000 shares;
2002/09/10~2002/11/09 repurchased 17,859,000 shares;
2003/03/04~2003/05/02 repurchased 13,778,000 shares
12.Status of repurchases that have been reported but not yet completed: None
13.Minutes of the board of directors meeting that resolved for the share repurchase:2003/05/02,to Maintain PEC's honor and stockholders equity, the board of directors meeting that resolved for the share repurchase by precript
14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:not applicable
15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: not applicable
16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The financial state of PEC has been considered by the board of directors and that its capital maintenance will not be affected
17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:The resolution of repurchase of PEC's own shares at the price range.has no significant infulence on financial construction ,net worth per share,earnings per share,return on stockholders' equity, current ratio,quick ratio and cash flow state.So it is reasonable that repurchase price range is between NT$11.0 and NT$7.0
18.Other particular specified by the Securities and Futures Commission:NA

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SEQ_NO	4	Date of announcement	2003/05/02	Time of announcement	17:32:57
Subject	Correct the board of directors resolves for repurchase of PEC's own shares				
Date of events	2003/05/02	To which item it meets	article 2 paragraph 35		

Statement

1.Date of the board of directors resolution:2003/05/02
2.Purpose of the share repurchase:Maintain PEC's honor and stockholders' equity
3.Type of shares to be repurchased:common stock
4.Ceiling on total monetary amount of the share repurchase:NT$5,105,023,000
5.Scheduled period for the repurchase:2003/05/05~2003/07/04
6.Number of shares to be repurchased:100,000,000 shares
7.Repurchase price range:between NT$11.0 to 7.0 per shares，if the market price is lower then NT$7.0 per shares ,we will coutinually purchase PEC's own shares
8.Method for the repurchase:Repurchase from open stock market
9.Ratio of the shares to be repurchased to total issued shares of the Company: 2.92%
10.Number and monetary amount of the Company's own shares held at the time or reporting:13,778,000 shares .NT$134,360,400
11.Status of repurchases within three years prior to the time of reporting:
2001/10/23~2001/12/22 repurchased 5,671,000 shares;
2002/09/10~2002/11/09 repurchased 17,859,000 shares;
2003/03/04~2003/05/02 repurchased 13,778,000 shares
12.Status of repurchases that have been reported but not yet completed: None
13.Minutes of the board of directors meeting that resolved for the share repurchase:2003/05/02,to Maintain PEC's honor and stockholders equity, the board of directors meeting that resolved for the share repurchase by precript
14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:not applicable
15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: not applicable
16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The financial state of PEC has been considered by the board of directors and that its capital maintenance will not be affected
17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:The resolution of repurchase of PEC's own shares at the price range,has no significant infulence on financial construction ,net worth per share,earnings per share,return on stockholders' equity, current ratio,quick ratio and cash flow state.So it is reasonable that repurchase price range is between NT$11.0 and NT$7.0
18.Other particular specified by the Securities and Futures Commission:NA

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SEQ_NO	1	Date of announcement	2003/05/05	Time of announcement	08:53:03
Subject	Correct the board of directors resolves for repurchase of PEC's own shares				
Date of events	2003/05/02	To which item it meets	article 2 paragraph 35		

Statement

1.Date of the board of directors resolution:2003/05/02
2.Purpose of the share repurchase:Maintain PEC's honor and stockholders' equity
3.Type of shares to be repurchased:common stock
4.Ceiling on total monetary amount of the share repurchase:NT$5,105,023,000
5.Scheduled period for the repurchase:2003/05/05~2003/07/04
6.Number of shares to be repurchased:100,000,000 shares
7.Repurchase price range:between NT$11.0 to 7.04 per shares, if the market price is lower then NT$7.0 per shares ,we will coutinually purchase PEC's own shares
8.Method for the repurchase:Repurchase from open stock market
9.Ratio of the shares to be repurchased to total issued shares of the Company: 2.92%
10.Number and monetary amount of the Company's own shares held at the time or reporting:13,778,000 shares ,NT$134,360,400
11.Status of repurchases within three years prior to the time of reporting:
2001/10/23~2001/12/22 repurchased 5,671,000 shares;
2002/09/10~2002/11/09 repurchased 17,859,000 shares;
2003/03/04~2003/05/02 repurchased 13,778,000 shares
12.Status of repurchases that have been reported but not yet completed: None
13.Minutes of the board of directors meeting that resolved for the share repurchase:2003/05/02,to Maintain PEC's honor and stockholders equity, the board of directors meeting that resolved for the share repurchase by precript
14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:not applicable
15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: not applicable
16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The financial state of PEC has been considered by the board of directors and that its capital maintenance will not be affected
17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:The resolution of repurchase of PEC's own shares at the price range,has no significant infulence on financial construction ,net worth per share,earnings per share,return on stockholders' equity, current ratio,quick ratio and cash flow state.So it is reasonable that repurchase price range is between NT$11.0 and NT$7.04
18.Other particular specified by the Securities and Futures Commission:NA

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SEQ_NO	1	Date of announcement	2003/05/14	Time of announcement	18:17:08
Subject	Subsidiary President Enterprises (china) investment Co., Ltd will disposal 10% capital of Kunshan President Enterprises Food Co.,Ltd to Nissin Company.				
Date of events	2003/05/14	To which item it meets	article 2 paragraph 46		

Statement

1.Date of occurrence of the event:2003/05/14
2.Cause of occurrence:
一、China will be the biggest marketing for instant noodles business, so both companies will strategically cooperate to run business in this market.
二、. Cooperation terms:
(一) Nissin Company will hold a 10% capital of Kunshan President President Enterprises Food Co.,Ltd
(二)Nissin Company will provide know-how, technology and assistance of the Quality Assurance, Cost Saving, Safety-Management. Nissin Company intends to commission President Company and Kunshan President for OEM production and consignment sales of Nissin branded products in the future.
3.Countermeasures:NA
4.Any other matters that need to be specified:NA

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SEQ_NO	1	Date of announcement	2003/06/11	Time of announcement	08:54:09
Subject	Declaring subsidiary-"President International Development Corp." acquired home run bond fund of PITC				
Date of events	2003/06/10	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):home run bond fund of PITC
2.Date of occurrence of the event:2003/04/03~2003/06/10
3.Volume, unit price, and total monetary amount of the transaction: 24,307,601.4 units,NT$13.2695~13.3169 per unit, toatal NT$323,150,000
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):PITC
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:not applicable
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):not applicable
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:all paid through telegraphic transfer
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:transaction base on net value; decision-making by the board of directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 5,962,978.9units;amount is NT$ 79,397,100
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: to total assets ratio is 88.40%;shareholders ratio is 134.96% operational capital is NT$-2,071,100 thousands
13.Broker and broker's fee:NA
14.Concrete purpose or use of the acquisition or disposition: short-term investment
15.Net worth per share of company underlying securities acquired or disposed of:not applicable
16.Do the directors have any objection to the present transaction?:none
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:none
18.Any other matters that need to be specified:none

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SEQ_NO	2	Date of announcement	2003/06/17	Time of announcement	08:37:04
Subject	Declaring the related information of our company's investment in mainland China				
Date of events	2003/06/16	To which item it meets	article 2 paragraph 20		

Statement

1.Date of occurrence of the event:2003/06/16
2.Method of the present increase (decrease) in investment:not applicable
3.Transaction volume, price per unit, and total monetary amount of the transaction:not applicable
4.Company name of the invested mainland Chinese company: Zhengzhou President Enterprises Co.,Ltd.
5.Paid-in capital of said invested mainland Chinese company: 0 U.S dollars
6.Amount of new capital increment currently planned by said invested mainland Chinese company: 6.0 million U.S dollars
7.Main business items of said invested mainland Chinese company:Manufacturing
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:not applicable
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NONE(new company)
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NONE(new company)
11.Amount of actual investment to date in said invested mainland Chinese company:0
12.Counterparty to the transaction and its relationship to the Company:not applicable
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times:not applicable
15.Gain (or loss) on disposal:not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:not applicable
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:not applicable
18.Broker:not applicable
19.Concrete purpose of the acquisition or disposal:not applicable
20.Do the directors have any objection to the present transaction?: not applicable
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:358.44 million u.s dollars
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:36.32%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:17.74%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders' equity on the financial statement for the most recent period: 30.01%

25.Total amount of actual investment in the mainland China area to date:344.91 million U.S dollars
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:34.95%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:17.07%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders' equity on the financial statement for the most recent period:28.87%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: (2000) NET INCOME23,899,734 U.S dollars；(2001) NET INCOME 11,860,195 U.S dollars：(2002) NET INCOME 8,851,516 U.S dollars
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:(2000)0：(2001)0; (2002)0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:not applicable
32.Any other matters that need to be specified:NONE

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SEQ_NO	3	Date of announcement	2003/06/17	Time of announcement	08:37:21
Subject	Declaring the related information of our company's investment in mainland China				
Date of events	2003/06/16	To which item it meets	article 2 paragraph 20		

Statement

1.Date of occurrence of the event:2003/06/16
2.Method of the present increase (decrease) in investment:not applicable
3.Transaction volume, price per unit, and total monetary amount of the transaction:not applicable
4.Company name of the invested mainland Chinese company: Kunshan President Enterprises Co.,Ltd.
5.Paid-in capital of said invested mainland Chinese company: 40.06 U.S dollars
6.Amount of new capital increment currently planned by said invested mainland Chinese company: 3.4 million U.S dollars
7.Main business items of said invested mainland Chinese company:Manufacturing and Selling of noodles
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:not applicable
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: 47.22 million U.S dollars
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:5.8 million U.S dollars
11.Amount of actual investment to date in said invested mainland Chinese company:40.06 million U.S dollars
12.Counterparty to the transaction and its relationship to the Company:not applicable
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times:not applicable
15.Gain (or loss) on disposal:not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:not applicable
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:not applicable
18.Broker:not applicable
19.Concrete purpose of the acquisition or disposal:not applicable
20.Do the directors have any objection to the present transaction?: not applicable
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:358.44 million u.s dollars
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:36.32%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:17.74%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders' equity on the financial statement for the most recent period:

30.01%
25.Total amount of actual investment in the mainland China area to date:344.91 million U.S dollars
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:34.95%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:17.07%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders` equity on the financial statement for the most recent period:28.87%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
(2000) NET INCOME23,899,734 U.S dollars；(2001) NET INCOME 11,860,195 U.S dollars；(2002) NET INCOME 8,851,516 U.S dollars
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:(2000)0；(2001)0; (2002)0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:not applicable
32.Any other matters that need to be specified:NONE

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SEQ_NO	1	Date of announcement	2003/06/20	Time of announcement	16:47:01
Subject	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC				
Date of events	2003/06/20	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):home run bond fund of PITC
2.Date of occurrence of the event:2003/04/17~2003/06/20
3.Volume, unit price, and total monetary amount of the transaction: 25,155,068.6 units,NT$13.2789~13.3242 per unit, toatal NT$334,750,009
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):PITC
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person' s relationship to the company at those times:not applicable
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):gain NT$123,253
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:all paid through telegraphic transfer
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:transaction base on net value; decision-making by the board of directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 2,419,062.2units;amount is NT$ 32,230,375
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: to total assets ratio is 91.92%;shareholders ratio is 139.17% operational capital is NT$-2,071,100 thousands
13.Broker and broker's fee:NA
14.Concrete purpose or use of the acquisition or disposition: short-term investment
15.Net worth per share of company underlying securities acquired or disposed of:not applicable
16.Do the directors have any objection to the present transaction?:none
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:none
18.Any other matters that need to be specified:none

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/06/27	Time of announcement	14:44:31
Subject	Resolution by Board of PEC's directors cash injection President entertainment Corp.				
Date of events	2003/06/27	To which item it meets	article 2 paragraph 15		
Statement	1.Date of the directors or shareholders' meeting:2003/06/27 2.Content of the investment plan:To extend operational capital and improve financial structure field, President entertainment Corp. wants to increase capital NT$207,000,000. PEC will inject cash NT$127,932,790 according that PEC hold 61.8% of President entertainment Corp. 3.Anticipated date of execution of the investment:2003/07/07 4.Source of funds:PEC's own funds and bank Loans 5.Concrete purpose/objective:longterm investment 6.Any other matters that need to be specified:NA				

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/06/27	Time of announcement	14:43:02
Subject	Resolution by Board of PEC's directors cash injection Cayman President Holdings Ltd.				
Date of events	2003/06/27	To which item it meets	article 2 paragraph 15		
Statement	1.Date of the directors or shareholders' meeting:2003/06/27 2.Content of the investment plan:To improve financial structure of Cayman President Holdings Ltd., PEC will inject cash USD$35,000,000 to Cayman President Holdings Ltd. 3.Anticipated date of execution of the investment:before 2003/12/31 4.Source of funds:PEC's own funds and bank Loans 5.Concrete purpose/objective:longterm investment 6.Any other matters that need to be specified:NA				

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	3	Date of announcement	2003/06/27	Time of announcement	14:43:57
Subject	The board of directors resolve to issue corporate bonds				
Date of events	2003/06/27	To which item it meets	article 2 paragraph 11		

Statement

1.Date of the board of directors resolution:2003/06/27
2.Name 【__nth issue of (secured, unsecured) corporate bonds of ___ Co.】:
Second issue of secured corporate bonds of Uni-President Enterprises Corp.
3.Total amount of the issue:No more than NT 3 Billion
4.Face value:to be announced
5.Issue price:to be announced
6.Issue period:5 years
7.Issue coupon/interest rate:to be announced
8.Types, names, monetary amounts of security or collateral and stipulations thereupon:Bank Guarantee
9.Use of the funds raised by the offering and utilization plan:
Healthy financial structure ,Debt Refinancing
10.Underwriting method:to be announced
11.Trustees for the bonds:to be announced
12.Underwriter or distributing agent institution:to be announced
13.Guarantor(s) for the issue:to be announced
14.Institution serving as agent for payment of the principal and interest: to be announced
15.Certifying institution:to be announced
16.Where convertible into shares, the rules for conversion:not applicable
17.Resale conditions:not applicable
18.Repurchase conditions:not applicable
19.The record date for share conversion, if conversion, exchange, or subscription rights are attached:not applicable
20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:not applicable
21.Any other matters that need to be specified:NA

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	4	Date of announcement	2003/06/27	Time of announcement	14:44:50
Subject	Change in chairman				
Date of events	2003/06/27	To which item it meets	article 2 paragraph 6		

Statement

1.Date of the board of directors resolution:2003/06/27
2.Name and resume of the replaced chairman or president:Wu,Shiu Chi, chairman
3.Name and resume of the new chairman or president:Kao,Chin Yen, (original Vice Chairman)
4.Reason for the change:Because Wu,Shiu Chi is old enough so he abdicates Managing Director. And borad of Managing Directors elect Kao,Chin Yen to be the new Chairman
5.Effective date of the new appointment:2003/07/01
6.Any other matters that need to be specified:Wu,Shiu Chi abdicates Managing Director,BOD elect Lin,Chang Sheng to accedd Managing Director.BOD also appoint Wu,Shiu Chi to be Honorary Director of PEC.

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	5	Date of announcement	2003/06/27	Time of announcement	14:42:11
Subject	Importmant resolutions by shareholders' meeting				
Date of events	2003/06/27	To which item it meets	article 2 paragraph 18		

Statement

1.Date of the shareholders' meeting:2003/06/27
2.Important resolutions:
一、admission agenda:
(1)approval the Operating Report, Financial Staments of year 2002
(2)approval the Earnings Distribution of year 2002,NT$350 every one thousands shares
(3)approval the addition indirect investment in mainland china
二、disscussion agenda:
(1)approval amendment of 「Operational Procedure for Lending of Capital」
(2)approval amendment of 「Operational Rule for Endorsements and Guarantees」
(3)approval amendment of 「Operational Procedure for Handling Acquisition and Disposal of Assets」
(4)approval amendment of Coperate Rules of article 4 terml、article 31、article 35 and article 38
3.Endorsement of the annual financial statements
(indicate "yes" or "no"):yes
4.Any other matters that need to be specified:NA

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	6	Date of announcement	2003/06/27	Time of announcement	16:51:07
Subject	Record date for cash dividend Resolution by Board of PEC's directors				
Date of events	2003/06/27	To which item it meets	article 2 paragraph 46		
Statement	1.Date of occurrence of the event:2003/06/27 2.Cause of occurrence:Record date for cash dividend Resolution by Board of PEC's directors is 2003/08/22 3.Countermeasures:NA 4.Any other matters that need to be specified: (1)Ex-dividend date:2003/08/14 (2)Last date for registering on shareholders registrar:2003/08/15 (3)Shardholdes registering closed period:2003/08/18~2003/08/22				

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/06/30	Time of announcement	08:35:13
Subject	Correct the date of chairman change is 2003/07/01				
Date of events	2003/06/27	To which item it meets	article 2 paragraph 6		

Statement

1.Date of the board of directors resolution:2003/06/27
2.Name and resume of the replaced chairman or president:Wu,Shiu Chi, chairman
3.Name and resume of the new chairman or president:Kao,Chin Yen, (original Vice Chairman)
4.Reason for the change:Because Wu,Shiu Chi is old enough so he abdicates Managing Director. And borad of Managing Directors elect Kao,Chin Yen to be the new Chairman
5.Effective date of the new appointment:2003/07/01
6.Any other matters that need to be specified:Wu,Shiu Chi abdicates Managing Director,BOD elect Lin,Chang Sheng to inherit Managing Director.BOD also appoint Wu,Shiu Chi to be Honorary Director of PEC.

Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/06/30	Time of announcement	17:30:11
Subject	Declaring subsidiary-"President International Development Corp." acquired home run bond fund of PITC				
Date of events	2003/06/30	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):home run bond fund of PITC
2.Date of occurrence of the event:2003/06/16~2003/06/30
3.Volume, unit price, and total monetary amount of the transaction: 25,375,224.6 units,NT$13.3212~13.3324 per unit, toatal NT$338,200,000
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):PITC
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:not applicable
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):not applicable
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:all paid through telegraphic transfer
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:transaction base on net value; decision-making by the board of directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 18,476,098.1 units;amount is NT$ 246,287,346
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: to total assets ratio is 95.32%;shareholders ratio is 144.33% operational capital is NT$-2,071,100 thousands
13.Broker and broker's fee:NA
14.Concrete purpose or use of the acquisition or disposition: short-term investment
15.Net worth per share of company underlying securities acquired or disposed of:not applicable
16.Do the directors have any objection to the present transaction?:none
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:none
18.Any other matters that need to be specified:none